Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-259793

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

DECARBONIZATION PLUS ACQUISITION CORPORATION II

AND PROSPECTUS FOR 170,312,500 ORDINARY SHARES AND 21,783,334 WARRANTS OF

TRITIUM DCFC LIMITED

PROPOSED BUSINESS COMBINATION – YOUR PARTICIPATION IS VERY IMPORTANT

Dear Stockholders of Decarbonization Plus Acquisition Corporation II:

You are cordially invited to attend the special meeting (the “DCRN special meeting”) of stockholders of Decarbonization Plus Acquisition Corporation II (“DCRN” and such stockholders, the “DCRN stockholders”), which will be held at 10:00 a.m., Eastern time, on January 12, 2022, via live webcast at the following address: https://www.cstproxy.com/decarbonizationplusacquisitionii/2021.

On May 25, 2021, DCRN, Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), Tritium DCFC Limited, an Australian unlisted public company limited by shares (“NewCo”) and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub”), entered into a Business Combination Agreement (as amended by the First Amendment to the Business Combination Agreement dated July 27, 2021, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) DCRN, NewCo, Tritium and all existing shareholders of Tritium (“Tritium shareholders”) will enter into a share transfer agreement (the “Share Transfer Agreement”) pursuant to which, at the closing of the Business Combination (the “Closing”), the holders of all of the shares in the capital of Tritium (“Tritium Shares”) will transfer their Tritium Shares to NewCo in exchange for an aggregate of 120,000,000 fully paid ordinary shares in the capital of NewCo valued at $10.00 per share (“NewCo Ordinary Shares”) to be issued simultaneously with the issuance of NewCo Ordinary Shares in connection with the Merger (as defined below) (the “Share Transfer”), and as a result, NewCo will be the ultimate parent company of Tritium and Tritium’s direct and indirect subsidiaries (collectively, the “Tritium Subsidiaries”) and (ii) at the Closing, Merger Sub will merge with and into DCRN, with DCRN surviving as a wholly owned subsidiary of NewCo (the “Merger”). Pursuant to the Merger, (1) each holder of DCRN’s Class A common stock, par value $0.0001 per share, which are subject to possible redemption (“DCRN Class A Common Stock”), will receive in exchange for its shares of DCRN Class A Common Stock an equal number of NewCo Ordinary Shares (such exchange, the “Share Exchange”) and (2) each warrant to purchase shares of DCRN Class A Common Stock (the “DCRN warrants”) will automatically convert into a warrant to purchase NewCo Ordinary Shares (“NewCo Warrants” and such conversion, the “Warrant Conversion” and together with the Share Exchange, the “Merger Exchanges”). The Closing is subject to certain customary conditions, including, among other things, that DCRN have Trust Cash (as defined in the Business Combination Agreement) plus the aggregate proceeds received by NewCo from the PIPE Financing (as defined below) equal to at least $200 million.

At the DCRN special meeting, DCRN stockholders will be asked to consider and vote upon a proposal (the “Business Combination Proposal” or “Proposal No. 1”) to adopt and approve the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, as amended by the First Amendment to the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1, and approve the transactions contemplated thereby, including the Business Combination.

As further described in the accompanying proxy statement/prospectus, upon consummation of the Business Combination, among other things:

•	NewCo will be the ultimate parent company of Tritium and the Tritium Subsidiaries (following the Share Transfer) and of DCRN (following the Merger);

•	DCRN will be the surviving company in the Merger and will be a wholly owned subsidiary of NewCo;

•	At the effective time of the Merger (the “Effective Time”), the following events will take place simultaneously:

•	NewCo Ordinary Shares will be issued to Tritium shareholders in accordance with the terms of the Share Transfer Agreement;

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Each share of DCRN’s Class B Common Stock, par value $0.0001 per share (“DCRN Class B Common Stock” and together with the DCRN Class A Common Stock, the “DCRN Common Stock”), which are held by the Decarbonization Plus Acquisition Sponsor II, LLC, a Delaware limited liability company (“DCRN Sponsor”) and DCRN’s independent directors (together with DCRN Sponsor, the “DCRN initial stockholders”), will be cancelled and converted into one validly issued, fully paid and nonassessable share of DCRN Class A Common Stock in accordance with DCRN’s amended and restated certificate of incorporation dated February 3, 2021 (the “DCRN Charter”); and

•	By virtue of the Merger and without any action on the part of DCRN, NewCo, Merger Sub or the holders of any of the following securities:

•	all shares of DCRN Common Stock held in the treasury of DCRN will be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto;

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each share of DCRN Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of DCRN Class A Common Stock with respect to which a holder of DCRN public shares (a “DCRN public stockholder”) has validly exercised its redemption rights in accordance with the DCRN Charter (the “Redemption Shares”) but including DCRN Class A Common Stock issued upon conversion of the DCRN Class B Common Stock (such shares of DCRN Class B Common Stock, the “DCRN Founder Shares”)) will be cancelled and converted into and exchanged for one validly issued, fully paid and nonassessable NewCo Ordinary Share (the “Per Share Merger Consideration”);

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each share of Merger Sub common stock, consisting of 1,000 shares of common stock, par value of $0.01 per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of DCRN as the surviving corporation in the Merger; and

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NewCo will assume the Warrant Agreement, dated February 3, 2021, between DCRN and Continental Stock Transfer and Trust Company, as warrant agent, (the “DCRN Warrant Agreement”) and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each DCRN warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a NewCo Warrant. Each NewCo Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding DCRN warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination. Accordingly, effective as of the Effective Time: (A) each NewCo Warrant will be exercisable solely for NewCo Ordinary Shares; (B) the number of NewCo Ordinary Shares subject to each NewCo Warrant will be equal to the number of shares of DCRN Class A Common Stock subject to the applicable DCRN warrant; and (C) the per share exercise price for the NewCo Ordinary Shares issuable upon exercise of such NewCo Warrant will be equal to the per share exercise price for the shares of DCRN Class A Common Stock subject to the applicable DCRN warrant, as in effect immediately prior to the Effective Time.

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Each Redemption Share that will be redeemed at the Effective Time will not be entitled to receive the Per Share Merger Consideration and will be converted into the right to receive from DCRN, in cash, an amount per share calculated in accordance with such stockholder’s redemption rights. Please see the section entitled “The Business Combination—Conversion of Securities” for additional information. At or as promptly as practical after the Effective Time, DCRN will make such cash payments in respect of each such Redemption Share. As of the Effective Time, all such Redemption Shares will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a

Redemption Share (or related certificate or book-entry share) will cease to have any rights with respect thereto, except the right to receive such cash payments from DCRN.

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In the event that the DCRN Class A Common Stock and DCRN warrants comprising a single unit of DCRN sold in DCRN’s initial public offering of units (the “DCRN IPO” and such units the “DCRN units”) have not been detached so as to permit separate transferability or trading prior to the Effective Time, then effective immediately prior to the Share Exchange, Warrant Conversion and Share Transfer, any and all DCRN units will be automatically detached and broken out into their constituent parts, such that a holder of one DCRN unit will hold one share of DCRN Class A Common Stock and one-third of one DCRN warrant, and the underlying DCRN Class A Common Stock and DCRN warrants will be converted in accordance with the Business Combination Agreement. However, if the detachment would result in a holder of a DCRN warrant, sold as part of the DCRN units in the DCRN IPO (the “DCRN public warrants”) holding a fractional DCRN public warrant, then prior to the conversion the number of DCRN public warrants deemed to be held by such holder will be rounded down to the nearest whole number.

In connection with the Business Combination, DCRN, NewCo and Palantir Technologies Inc. (“Palantir”) have entered into a subscription agreement, dated July 27, 2021 (the “Subscription Agreement”), pursuant to which Palantir agreed to subscribe for and purchase, and NewCo agreed to issue and sell to Palantir, 1,500,000 NewCo Ordinary Shares (the “PIPE Shares”) for a purchase price of $10.00 per share, for an aggregate purchase price of $15.0 million (the “PIPE Financing”). The PIPE Shares to be issued pursuant to the Subscription Agreement will not be registered under the Securities Act of 1933 (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. NewCo has granted Palantir certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent Closing.

In connection with the submission of the Business Combination to a stockholder vote, holders of DCRN Founder Shares, including DCRN Sponsor, have agreed to vote any shares of DCRN Class A Common Stock and DCRN Class B Common Stock owned by them in favor of the Business Combination.

In addition to the Business Combination Proposal, DCRN stockholders are being asked to:

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Consider and vote upon, on a non-binding advisory basis, a proposal to approve the governance provisions contained in the constitution of NewCo (the “Constitution”) that materially affect DCRN stockholder rights, presented separately in accordance with the U.S. Securities and Exchange Commission (the “SEC”) guidance (the “NewCo Constitution Proposal” or “Proposal No. 2”). The full text of the Constitution is attached to this proxy statement/prospectus as Annex B.

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Consider and vote upon a proposal to approve the adjournment of the DCRN special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal (the “Adjournment Proposal” or “Proposal No. 3” and, together with the Business Combination Proposal and the NewCo Constitution Proposal, the “Proposals”).

Each of these proposals is more fully described in this proxy statement/prospectus, which each DCRN stockholder is encouraged to read carefully.

The shares of DCRN Class A Common Stock and DCRN warrants, which are exercisable for shares of DCRN Class A Common Stock under certain circumstances, are currently listed on the NASDAQ under the symbols “DCRN” and “DCRNW,” respectively. In addition, certain of the DCRN Class A Common Stock and DCRN public warrants currently trade as DCRN units consisting of one share of DCRN Class A Common Stock and one-third of one DCRN public warrant”, and are listed on the NASDAQ under the symbol “DCRNU.” The units will automatically separate into the component securities prior to the consummation of the Business Combination and will be exchanged for or automatically converted into, as applicable, NewCo Ordinary Shares and NewCo Public Warrants, respectively. NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing, the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

DCRN is providing the accompanying proxy statement/prospectus and accompanying proxy card to DCRN stockholders in connection with the solicitation of proxies to be voted at the DCRN special meeting and at any adjournments or postponements of the DCRN special meeting. Information about the DCRN special meeting, the Business Combination and other related business to be considered by DCRN stockholders at the DCRN special meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the DCRN special meeting, all DCRN stockholders are urged to read carefully and in their entirety this proxy statement/prospectus, including the annexes and the accompanying financial statements of Tritium and DCRN. In particular, you are urged to carefully read the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.

After careful consideration, the Board of Directors of DCRN (the “DCRN Board”) has unanimously approved the Business Combination Agreement and the transactions contemplated therein, and unanimously recommends that DCRN stockholders vote “For” adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “For” all other Proposals presented to DCRN stockholders in the accompanying proxy statement/ prospectus. When you consider the DCRN Board’s recommendation of these proposals, you should keep in mind that certain DCRN’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. Please see the section entitled “The Business Combination— Interests of Certain Persons in the Business Combination” for additional information.

Your vote is very important, regardless of the number of shares of DCRN Common Stock you own. To ensure your representation at the DCRN special meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Please submit your proxy promptly, whether or not you expect to attend the DCRN special meeting, but in any event, no later than January 11, 2022, at 11:59 p.m., Eastern time.

On behalf of the DCRN Board, I would like to thank you for your support of Decarbonization Plus Acquisition Corporation II and look forward to a successful completion of the Business Combination.

Sincerely,

/s/ Erik Anderson

Erik Anderson

Chief Executive Officer and Director

December 21, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Investing in DCRN and NewCo securities involves a high degree of risk. Before making an investment decision, please read the information under the section entitled “Risk Factors” elsewhere in this proxy statement/prospectus and under similar headings or in any amendment or supplement to this proxy statement/prospectus.

This proxy statement/prospectus is dated December 21, 2021, and is expected to be first mailed or otherwise delivered to DCRN stockholders on or about December 21, 2021.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/ prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by NewCo, DCRN or Tritium. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of NewCo, DCRN or Tritium since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF DECARBONIZATION PLUS ACQUISITION CORPORATION II

TO BE HELD JANUARY 12, 2022

To the Stockholders of Decarbonization Plus Acquisition Corporation II:

NOTICE IS HEREBY GIVEN that the special meeting (the “DCRN special meeting”) of stockholders of Decarbonization Plus Acquisition Corporation II (“DCRN” and such stockholders, the “DCRN stockholders”) will be held at 10:00 a.m., Eastern time, on January 12, 2022, via live webcast at the following address: https://www.cstproxy.com/decarbonizationplusacquisitionii/2021. At the DCRN special meeting, DCRN stockholders will be asked to consider and vote upon the following proposals:

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Business Combination Proposal — To approve and adopt the Business Combination Agreement, dated as of May 25, 2021 (as amended by the First Amendment to the Business Combination Agreement, dated July 27, 2021, the “Business Combination Agreement”), among DCRN, Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), Tritium DCFC Limited, an Australian unlisted public company limited by shares (“NewCo”), Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) DCRN, NewCo, Tritium and all existing Tritium shareholders will enter into a share transfer agreement (the “Share Transfer Agreement”) pursuant to which, at the closing of the Business Combination (the “Closing”), the holders of all of the shares in the capital of Tritium (“Tritium Shares”) will transfer their Tritium Shares to NewCo in exchange for an aggregate of 120,000,000 fully paid ordinary shares in the capital of NewCo valued at $10.00 per share (“NewCo Ordinary Shares”) to be issued simultaneously with the issuance of NewCo Ordinary Shares in connection with the Merger (as defined below) (the “Share Transfer”), and as a result, NewCo will be the ultimate parent company of Tritium and the Tritium Subsidiaries and (ii) at the Closing, Merger Sub will merge with and into DCRN, with DCRN surviving as a wholly owned subsidiary of NewCo (the “Merger”), and pursuant to the Merger, (1) each holder of DCRN’s Class A common stock, par value $0.0001 per share, which are subject to possible redemption (“DCRN Class A Common Stock”), will receive in exchange for its shares of DCRN Class A Common Stock an equal number of NewCo Ordinary Shares (such exchange, the “Share Exchange”) and (2) each warrant to purchase shares of DCRN Class A Common Stock (the “DCRN warrants”) will automatically convert into a warrant to purchase NewCo Ordinary Shares (“NewCo Warrants” and such conversion, the “Warrant Conversion” and together with the Share Exchange, the “Merger Exchanges”). The Closing is subject to certain customary conditions, including, among other things, that DCRN have Trust Cash (as defined in the Business Combination Agreement) plus the aggregate proceeds received by NewCo from the PIPE Financing (as defined below) equaling at least $200 million. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and a copy of the First Amendment to the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1.

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The NewCo Constitution Proposal — On a non-binding advisory basis, to approve the governance provisions contained in the constitution of NewCo (the “Constitution”) that materially affect DCRN stockholder rights, presented separately in accordance with the U.S. Securities and Exchange Commission (the “SEC”) guidance (the “NewCo Constitution Proposal” or “Proposal No. 2”).

The full text of the Constitution is attached to this proxy statement/prospectus as Annex B.

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Adjournment Proposal — To approve the adjournment of the DCRN special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal (the “Adjournment Proposal” or “Proposal No. 3” and, together with the Business Combination Proposal and the NewCo Constitution Proposal, the “Proposals”).

In connection with the Business Combination, DCRN, NewCo and Palantir Technologies Inc. (“Palantir”) have entered into a subscription agreement, dated July 27, 2021 (the “Subscription Agreement”), pursuant to which Palantir agreed to subscribe for and purchase, and NewCo agreed to issue and sell to Palantir, 1,500,000 NewCo Ordinary Shares (the “PIPE Shares”) for a purchase price of $10.00 per share, for an aggregate purchase price of $15.0 million (the “PIPE Financing”). The PIPE Shares to be issued pursuant to the Subscription Agreement will not be registered under the Securities Act of 1933 (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. NewCo has granted Palantir certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent Closing.

The DCRN special meeting will be completely virtual. There will be no physical meeting location and the DCRN special meeting will only be conducted via live webcast at the following address: https://www.cstproxy.com/decarbonizationplusacquisitionii/2021.

The record date for the DCRN special meeting was December 6, 2021. Only holders of record of DCRN Class A Common Stock and DCRN Class B Common Stock at the close of business on December 6, 2021 are entitled to notice of, and to vote at, the virtual DCRN special meeting and any adjournments or postponements thereof. A complete list of DCRN stockholders of record entitled to vote at the virtual DCRN special meeting will be available at the virtual DCRN special meeting and for ten days before the virtual DCRN special meeting at DCRN’s principal executive offices for inspection by DCRN stockholders during ordinary business hours for any purpose germane to the virtual DCRN special meeting.

Whether or not you plan to attend the DCRN special meeting online, please submit your proxy by completing, signing, dating and mailing the enclosed proxy card in the pre-addressed postage paid envelope or by using the telephone or Internet procedures provided to you by your broker or bank. If your DCRN public shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your DCRN public shares or, if you wish to attend the DCRN special meeting and vote online, you must obtain a proxy from your broker or bank.

Pursuant to DCRN’s amended and restated certificate of incorporation, dated February 3, 2021 (the “DCRN Charter”), DCRN is providing the holders of shares of DCRN Class A Common Stock originally sold as part of the DCRN units issued in DCRN’s initial public offering (the “DCRN IPO” and such holders, the “DCRN public stockholders”) with the opportunity to redeem, upon Closing, shares of DCRN Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest not previously released to DCRN to pay its franchise and income taxes) from the DCRN IPO and a concurrent private placement of warrants to the Decarbonization Plus Acquisition Sponsor II, LLC, a Delaware limited liability company (“DCRN Sponsor”) and DCRN’s independent directors (together with DCRN Sponsor, the “DCRN initial stockholders”). For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of September 30, 2021, of approximately $402.5 million, the estimated per share redemption price would have been approximately $10.00. DCRN public stockholders may elect to redeem their shares whether or not they are holders as of the record date and whether or not they vote for the Business Combination Proposal. Notwithstanding the foregoing redemption rights, a DCRN public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 20% of the outstanding shares of DCRN Class A Common Stock sold in the DCRN IPO. Holders of DCRN public warrants sold in the DCRN IPO, which are exercisable for shares of DCRN Class A Common Stock under certain circumstances, do not have redemption rights in connection with the Business Combination. DCRN Sponsor, and DCRN’s officers and directors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of DCRN Class A Common Stock they may hold, and shares of DCRN Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. Currently, DCRN initial stockholders own approximately 20% of outstanding DCRN Common Stock, including all of the shares of DCRN Class B Common Stock. DCRN Sponsor, and DCRN’s officers and directors have agreed to vote any shares of DCRN Common Stock owned by them in favor of the Business Combination.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE DCRN REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO DCRN’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE VIRTUAL DCRN SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

DCRN may not consummate the Business Combination unless the Business Combination Proposal is approved at the DCRN special meeting. The NewCo Constitution Proposal is non-binding and is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote thereon at the DCRN special meeting, voting as a single class. Approval of each of the NewCo Constitution Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote and actually cast thereon at the DCRN special meeting, voting as a single class.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “For” each of Proposal Nos. 1, 2 and 3. If you fail to return your proxy card or fail to submit your proxy by telephone or over the Internet, or fail to instruct your bank, broker or other nominee how to vote, and do not virtually attend the DCRN special meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the DCRN special meeting and, if a quorum is present, will have no effect on the NewCo Constitution Proposal or the Adjournment Proposal, but will have the same effect as a vote “Against” the Business Combination Proposal. If you are a stockholder of record and you virtually attend the DCRN special meeting and wish to vote, you may withdraw your proxy and vote online.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. DCRN encourages you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call DCRN’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200, or banks and brokerage firms, please call collect at (203) 658-9400.

December 21, 2021

By Order of the Board of Directors

/s/ Erik Anderson

Erik Anderson

Chief Executive Officer and Director

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by NewCo, as it may be amended or supplemented from time to time (File No. 333-259793) (the “Registration Statement”), serves as:

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A notice of meeting and proxy statement of DCRN under Section 14(a) of the Exchange Act, for the DCRN special meeting being held on January 12, 2022 where DCRN stockholders will vote on, among other things, the proposed Business Combination and related transactions and each of the Proposals described herein; and

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A prospectus of NewCo under Section 5 of the Securities Act with respect to the (i) NewCo Ordinary Shares that DCRN stockholders and Tritium shareholders will receive in the Business Combination; (ii) NewCo Warrants that holders of DCRN warrants will receive in the Business Combination and (iii) NewCo Ordinary Shares that may be issued upon exercise of the NewCo Warrants.

This proxy statement/prospectus incorporates important business and financial information about DCRN, NewCo and Tritium that is not included in or delivered with the document.

This information is available without charge to you upon written or oral request. To make this request, you should contact DCRN’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Telephone: (800) 662-5200

(banks and brokers call collect at (203) 658-9400)

Email: DCRN.info@investor.morrowsodali.com

To obtain timely delivery of requested materials, you must request the information no later than five business days prior to the date of the DCRN special meeting.

You may also obtain additional information about DCRN from documents filed with the SEC by following the instruction in the section entitled “Where You Can Find Additional Information.”

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains estimates, projections, and other information concerning NewCo’s and Tritium’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by NewCo’s and Tritium’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which NewCo and Tritium operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, NewCo and Tritium obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, NewCo and Tritium do not expressly refer to the sources from which this data is derived. In that regard, when NewCo and Tritium refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that NewCo and Tritium paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While NewCo and Tritium have compiled, extracted, and reproduced industry data from these sources, NewCo and Tritium have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward- Looking Statements.”

TRADEMARKS AND TRADE NAMES

Tritium and DCRN own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This proxy statement/prospectus also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this proxy statement/prospectus is not intended to create, and does not imply, a relationship with Tritium, NewCo or DCRN, or an endorsement or sponsorship by or of Tritium, NewCo or DCRN. Solely for convenience, the trademarks, service marks and trade names referred to in this proxy statement/prospectus may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Tritium, NewCo or DCRN will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

NewCo was established on May 7, 2021 for the purpose of effectuating the Business Combination described herein. NewCo has no material assets or liabilities and does not operate any businesses. Accordingly, no financial statements of NewCo have been included in this proxy statement/prospectus. This proxy statement/prospectus contains:

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the audited consolidated financial statements of DCRN as of December 31, 2020 and for the period from December 4, 2020 (inception) to December 31, 2020 and the unaudited consolidated financial statements of DCRN as of and for the nine months ended September 30, 2021; and

•	the audited consolidated financial statements of Tritium as of and for the fiscal years ended June 30, 2021 and 2020.

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the audited and unaudited consolidated financial statements of DCRN and Tritium, as applicable, included in this proxy statement/prospectus. Where information is identified as “unaudited,” it has not been subject to an audit. Unless otherwise indicated, financial information of DCRN and Tritium has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

As presented herein, Tritium publishes its consolidated financial statements in U.S. dollars. DCRN also publishes its consolidated financial statements in U.S. dollars. In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “$,” “US$,” “USD” and “dollars” mean U.S. dollars and all references to “A$” and “AUD” mean Australian dollars.

EXCHANGE RATES

NewCo’s reporting currency will be the U.S. dollar. The determination of the functional and reporting currency of each group company is based on the primary currency in which the group company operates. For NewCo, the Australian dollar is the functional currency. The functional currency of NewCo’s subsidiaries will generally be the local currency.

The translation of foreign currencies into U.S. dollars is performed for assets and liabilities at the end of each reporting period based on the then current exchange rates. For revenue and expense accounts, an average monthly foreign currency rate is applied. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars will be recorded as part of a separate component of shareholders’ deficit and reported in NewCo’s Consolidated Statements of Comprehensive Loss. Foreign currency transaction gains and losses will be included in other income (expense), net for the period.

NON-GAAP FINANCIAL MEASURES

Segment gross (loss), a measure Tritium management uses to assess the operating performance of its segments, is a non-GAAP measure for reporting used by Tritium calculated as total revenue less total cost of goods sold (exclusive of depreciation).

Segment gross margin, a measure Tritium management uses to assess the operating performance of its segments, is Segment gross (loss) expressed as a percentage of total revenue. Tritium offers a range of EV chargers with each charger having a varied contribution to Segment gross (loss).

Segment gross (loss) and Segment gross margin vary from period to period due to the mix of products sold, manufacturing costs and warranty costs.

Financial measures that are not in accordance with U.S. GAAP should not be considered as alternatives to operating income, cash flows from operating activities or any other performance measures derived in accordance with U.S. GAAP. These measures have important limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because of these limitations, Tritium relies primarily on its U.S. GAAP results and uses Segment gross (loss) and Segment gross margin only as supplements. For the purpose of reconciling non-GAAP financial measures to the most directly comparable GAAP measures, Tritium has calculated gross (loss) and gross margin inclusive of the allocation of relevant depreciation and amortization in accordance with GAAP. Gross (loss) is calculated as total revenue less total cost of goods sold (exclusive of depreciation) and depreciation expense attributable to segments, gross margin is gross (loss) expressed as a percentage of total revenue. It is to be noted that GAAP gross (loss) and gross margin are not presented in the financial statements. See below for reconciliations of Segment gross (loss) to gross (loss) and Segment gross margin to gross margin:

	Group
	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Total revenue	56,157	46,969
Total cost of goods sold (exclusive of depreciation)	(58,061)	(47,943)
Segment depreciation expense	(926)	(584)

Gross (loss)	(2,830)	(1,558)

Add back
Segment depreciation expense	(926)	(584)

Segment gross (loss)	(1,904)	(974)

Gross (loss)	(2,830)	(1,558)
Total revenue	56,157	46,969

Gross margin	(5.0)%	(3.3)%

Segment gross (loss)	(1,904)	(974)
Total revenue	56,157	46,969

Segment gross margin	(3.4)%	(2.1)%

v

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this proxy statement/prospectus to:

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“A&R Registration Rights Agreement” are to that certain amended and restated registration rights agreement of DCRN to be entered into concurrently with the Closing, a copy of which is attached hereto as Annex F;

•	“Antitrust Division” are to the Antitrust Division of the U.S. Department of Justice;

•	“ASC” are to the FASB Accounting Standards Codification;

•	“ASIC” are to the Australian Securities and Investments Commission;

•	“BEV” means a battery-powered EV;

•	“Business Combination” are to the transactions contemplated by the Business Combination Agreement;

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“Business Combination Agreement” are to that certain Business Combination Agreement, dated as of May 25, 2021, by and among DCRN, Tritium, Merger Sub and NewCo, a copy of which is attached hereto as Annex A, as amended by the First Amendment to the Business Combination Agreement, dated as of July 27, 2021, a copy of which is attached hereto as Annex A-1, unless the context otherwise implies, the definition of the Business Combination Agreement refers to the Business Combination Agreement as amended;

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“CIGNA Loan” are collectively to the Senior Loan Note Subscription Agreement, dated April 30, 2020, between, among other parties, Tritium, Commonwealth Bank of Australia, CBA Corporate Services (NSW) Pty Limited and HealthSpring Life & Health Insurance Company, and to the subsequent expansion of the loan;

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“CIGNA Refinance Loan” are to the Senior Loan Note Subscription Agreement, dated December 7, 2021, between, among other parties, Tritium, CBA Corporate Services (NSW) Pty Limited and Healthspring Life & Health Insurance Company;

•	“Closing” are to the closing of the Business Combination;

•	“Closing Date” are to the date on which the Closing occurs;

•	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

•	“Commitment Agreement” are to the commitment agreement, dated May 25, 2021, by and among DCRN, NewCo and the Committed Shareholders, a copy of which is attached hereto as Annex D;

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“Committed Shareholders” are to St Baker Energy Holdings Pty Ltd, as trustee for the St Baker Energy Innovation Trust, Ilwella Pty Ltd, Varley Holdings Pty. Limited and Finnmax Pty Ltd, as trustee for The Finn Family Trust, collectively;

•	“Constitution” are to the constitution of NewCo, a form of which is attached hereto as Annex B;

•	“Convertible Notes” are to those convertible notes recognized as issued by Tritium to certain existing shareholders of Tritium in January 2021 and May 2021;

•	“Corporations Act” are to the Australian Corporations Act 2001 (Cth);

•	“CPO” are to charge point operators;

•	“DC” are to direct current;

•	“DCRN” are to Decarbonization Plus Acquisition Corporation II, a Delaware corporation;

•	“DCRN Board” are to the board of directors of DCRN;

•	“DCRN Charter” are to DCRN’s amended and restated certificate of incorporation, dated February 3, 2021;

•	“DCRN Class A Common Stock” are to DCRN’s Class A common stock, par value $0.0001 per share, which are subject to possible redemption;

•	“DCRN Class B Common Stock” are to DCRN’s Class B common stock, par value $0.0001 per share;

•	“DCRN Common Stock” are to the DCRN Class A Common Stock and the DCRN Class B Common Stock;

•	“DCRN Founder Shares” are to the outstanding shares of DCRN Class B Common Stock;

•	“DCRN initial stockholders” are to the holders of DCRN Founder Shares, which includes DCRN Sponsor and DCRN’s independent directors;

•	“DCRN IPO” are to DCRN’s initial public offering of DCRN units, which closed on February 8, 2021;

•	“DCRN management” are to DCRN’s officers and directors;

•	“DCRN Preferred Stock” are to DCRN’s preferred stock, par value $0.0001 per share;

•	“DCRN private placement warrants” are to the DCRN warrants issued to DCRN Sponsor and certain of DCRN’s independent directors in a private placement simultaneously with the closing of the DCRN IPO;

•	“DCRN public shares” are to shares of DCRN Class A Common Stock sold as part of the DCRN units in the DCRN IPO (whether they were purchased in the DCRN IPO or thereafter in the open market);

•	“DCRN public stockholders” are to the holders of DCRN public shares;

•	“DCRN public warrants” are to the DCRN warrants sold as part of the DCRN units in the DCRN IPO (whether they were purchased in the DCRN IPO or thereafter in the open market);

•	“DCRN special meeting” are to the special meeting of stockholders of DCRN that is the subject of this proxy statement and any adjournments or postponements thereof;

•	“DCRN Sponsor” are to Decarbonization Plus Acquisition Sponsor II, LLC, a Delaware limited liability company, and an affiliate of Riverstone;

•	“DCRN stockholders” are to the DCRN initial stockholders and the DCRN public stockholders, collectively;

•	“DCRN Warrant Agreement” are to the Warrant Agreement, dated February 3, 2021, between DCRN and Continental Stock Transfer and Trust Company, as warrant agent;

•	“DCRN units” are to the units of DCRN sold in the DCRN IPO, each of which consists of one share of DCRN Class A Common Stock and one-third of one DCRN warrant;

•	“DCRN unitholders” are to the holders of DCRN units;

•	“DCRN warrants” are to the DCRN private placement warrants and the DCRN public warrants, collectively;

•	“DCRN warrant holders” are to the holders of DCRN warrants;

•	“Deadline Date” are to February 8, 2023, the deadline for DCRN to complete its Initial Business Combination;

•	“DGCL” are to the General Corporation Law of the State of Delaware;

•	“Distributed Chargers” are to distributed charging systems that can have multiple user units all connected in one system;

•	“DTC” are to The Depository Trust Company;

•	“Effective Time” are to the effective time of the Merger;

•	“EGC” are to an emerging growth company, as defined in Section 2(a)(19) of the Securities Act;

•	“EV” means electric vehicle;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Exit Notice” are to the Exit Notice delivered by certain Tritium shareholders to Tritium on May 17, 2021 pursuant to the Shareholders’ Deed, a copy of which is attached hereto as Annex G;

•	“FASB” are to the Financial Accounting Standards Board;

•	“FATA” are to the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth);

•	“FCPA” are to the Foreign Corrupt Practices Act of 1977, as amended;

•	“FIRB” are to the Foreign Investment Review Board of Australia;

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“First Amendment to the Business Combination Agreement” are to that First Amendment to the Business Combination Agreement, dated as of July 27, 2021, by and among DCRN, Tritium, Merger Sub and NewCo, a copy of which is attached hereto as Annex A-1;

•	“FTC” are to the U.S. Federal Trade Commission;

•	“Gilbarco” are to Gilbarco Inc., an affiliate of Vontier and a subsidiary of Vontier Corp.;

•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Initial Business Combination” are to DCRN’s initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

•	“IP65” are to an “Ingress Protection 65” rating, which means the product is expected to be “dust tight” and protected against water projected from a nozzle;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•	“kW” means kilowatt;

•	“Listing Rules” are to the exchange listing rules of the NASDAQ;

•	“Lock-Up Agreement” are to the Lock-Up Agreement to be entered into by Tritium shareholders, NewCo, Tritium and DCRN, a form of which is attached hereto as Annex I;

•	“Merger” are to the merger of Merger Sub with and into DCRN, with DCRN surviving the merger as a wholly owned subsidiary of NewCo;

•	“Merger Exchanges” are to the Warrant Conversion and the Share Exchange;

•	“Merger Sub” are to Hulk Merger Sub, Inc., a Delaware corporation;

•	“Merger Sub Common Stock” are to the authorized common stock of Merger Sub consisting of 1,000 shares of common stock, par value of $0.01 per share;

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“Minimum Cash Condition” are to the condition for Closing that DCRN have Trust Cash (as defined in the Business Combination Agreement) plus the aggregate proceeds received by NewCo from the PIPE Financing equal to at least $200 million;

•	“MSC” means modular, scalable charging;

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“NASDAQ” are, with respect to DCRN, to the NASDAQ Capital Market, and with respect to NewCo, to the tier of The Nasdaq Stock Market on which the NewCo Ordinary Shares and the NewCo Warrants are listed after consummation of the Business Combination;

•	“NewCo” are to Tritium DCFC Limited, an Australian unlisted public company limited by shares;

•	“NewCo Board” are to the board of directors of NewCo;

•	“NewCo Directors” are to the directors of NewCo;

•	“NewCo Ordinary Shares” are to the fully paid ordinary shares in the capital of NewCo;

•	“NewCo Warrants” are to the warrants to purchase one whole NewCo Ordinary Share, including the NewCo Private Placement Warrants and the NewCo Public Warrants;

•	“NewCo Private Placement Warrants” are to the NewCo Warrants into which the DCRN private placement warrants will automatically convert in the Warrant Conversion at the Effective Time;

•	“NewCo Public Warrants” are to the NewCo Warrants into which the DCRN public warrants will automatically convert in the Warrant Conversion at the Effective Time;

•	“NewCo shareholders” are to the holders of NewCo Ordinary Shares;

•	“OEM” means original equipment manufacturer;

•	“Outside Date” are to January 14, 2022;

•	“Over-allotment DCRN units” are to the DCRN units purchased by the underwriters pursuant to the over-allotment option in connection with the DCRN IPO;

•	“Palantir” are to Palantir Technologies Inc.;

•	“PFIC” means passive foreign investment company;

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“PIPE Financing” are to the private offering of the PIPE Shares to Palantir for a purchase price of $10.00 per share, for an aggregate purchase price of $15.0 million, in connection with the Business Combination;

•	“PIPE Funds” are to the proceeds from the PIPE Financing;

•	“PIPE Shares” are to the 1,500,000 NewCo Ordinary Shares to be issued in the PIPE Financing;

•	“Redemption Shares” are to the shares of DCRN Class A Common Stock with respect to which a DCRN public stockholder has validly exercised its redemption rights in accordance with the DCRN Charter;

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“Registration Statement” are to this registration statement on Form F-4 filed with the SEC by NewCo, as it may be amended or supplemented from time to time, of which this proxy statement/prospectus forms a part;

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“Resale Registration Statement” are to the registration statement registering the resale of certain securities held by or issuable to certain existing shareholders of DCRN and Tritium to be filed by NewCo pursuant to the A&R Registration Rights Agreement;

•	“Riverstone” are to Riverstone Investment Group LLC, a Delaware limited liability company, and its affiliates;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Share Exchange” are to the exchange of DCRN Class A Common Stock for NewCo Ordinary Shares at the Effective Time;

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“Share Transfer” are to the transfer of the Tritium Shares by the Tritium shareholders to NewCo in exchange for an aggregate of 120,000,000 NewCo Ordinary Shares to be issued simultaneously with the Merger Exchanges;

•	“Share Transfer Agreement” are to the share transfer agreement to be entered into by DCRN, NewCo, Tritium and all existing Tritium shareholders, the form of which is attached hereto as Annex H;

•	“Shareholder Loan” are to the Shareholder Loan Agreement, dated May 5, 2020, by and between Tritium and St. Baker Energy Holdings Pty Ltd, a shareholder of Tritium;

•	“Shareholders’ Deed” are to the Shareholders’ Deed dated August 30, 2018 in relation to Tritium;

•	“SLA” are to service level agreement;

•	“Sponsor Support Agreement” are to that certain letter agreement, dated as of May 25, 2021, by and among DCRN Sponsor, DCRN, NewCo and Tritium, a copy of which is attached hereto as Annex C;

•	“Stand Alone products” or “Stand Alone chargers” are to charging systems involving single user units;

•	“Subscription Agreement” are to the subscription agreement, dated July 27, 2021, by and among DCRN, NewCo and Palantir;

•	“Termination Fee Side Letter” are to the letter agreement, dated as of May 25, 2021, by and between DCRN and the Committed Shareholders, a copy of which is attached hereto as Annex E;

•	“Transaction” are to the transactions contemplated by the Business Combination Agreement;

•	“Tritium” are to Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares;

•	“Tritium Australia” are to Tritium Pty Ltd;

•	“Tritium Directors” are to the directors of Tritium;

•	“Tritium Group” are to Tritium and its controlled entities;

•	“Tritium Group Member” are to Tritium and each Tritium Subsidiary;

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“Tritium shareholders” are to the holders of Tritium Shares (for the avoidance of doubt, the references to the “Tritium shareholders” and “the existing Tritium shareholders” in this proxy statement/prospectus in connection with the issuance of NewCo Ordinary Shares are references to each Tritium shareholder (other than Tritium) and each person that holds the beneficial interest in Tritium Shares that are held by Tritium Nominee Pty Ltd as trustee for that beneficial holder);

•	“Tritium Shares” means all of the shares in the capital of Tritium;

•	“Tritium Subsidiary” means each direct and indirect subsidiary of Tritium;

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“Trust Account” are to the trust account that holds the proceeds (including interest not previously released to DCRN to pay its franchise and income taxes) from the DCRN IPO and the concurrent private placement of the DCRN private placement warrants;

•	“U.S. GAAP” means generally accepted accounting principles in the United States;

•	“Vontier” are to GGC International Holdings LLC, a Delaware limited liability company; and

•	“Warrant Conversion” are to the automatic conversion of DCRN warrants into NewCo Warrants at the Effective Time.

Unless otherwise specified, the share counts and other data set forth in this proxy statement/prospectus assume the following:

•	no DCRN public stockholders elect to have their DCRN public shares redeemed;

•	at Closing, 120,000,000 NewCo Ordinary Shares are issued to the Tritium shareholders;

•	1,500,000 NewCo Ordinary Shares are issued in the PIPE Financing;

•	none of the DCRN initial stockholders, Palantir or Tritium shareholders purchase shares of DCRN Class A Common Stock in the open market;

•	DCRN Sponsor does not convert any working capital loans that it has made to DCRN into DCRN warrants; and

•	that there are no other issuances of equity interests of DCRN or Tritium prior to or in connection with the Closing.

Further, unless otherwise specified, the share counts, and other information set forth in this proxy statement/prospectus, do not take into account the (i) DCRN warrants currently outstanding or (ii) the NewCo Warrants which will remain outstanding following the Business Combination and may be exercised at a later date.

x

In accordance with the DCRN Charter, shares of DCRN Class B Common Stock will automatically convert into shares of DCRN Class A Common Stock on a one-for-one basis at the Effective Time, resulting in the issuance of 10,062,500 shares of DCRN Class A Common Stock in the aggregate.

Certain sections in this proxy statement/prospectus refer to a maximum redemption scenario. Unless otherwise specified, that scenario assumes for illustrative purposes that 18,713,050 shares of DCRN Class A Common Stock are redeemed in connection with the Closing, resulting in an aggregate payment of approximately $187.1 million from the Trust Account to the DCRN public stockholders. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

SUMMARY TERM SHEET

This Summary Term Sheet, together with the sections entitled “Questions and Answers About the Business Combination and DCRN Special Meeting” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached annexes, for a more complete understanding of the matters summarized below.

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DCRN is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information about DCRN, see the section entitled “Business of DCRN and Certain Information About DCRN.”

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There are currently 40,250,000 shares of DCRN Class A Common Stock and 10,062,500 shares of DCRN Class B Common Stock issued and outstanding. In addition, there are currently 20,783,334 DCRN warrants outstanding, consisting of 13,416,667 DCRN public warrants and 7,366,667 DCRN private placement warrants. Each whole warrant entitles the holder to purchase one whole share of DCRN Class A Common Stock for $11.50 per share. The DCRN warrants will become exercisable on the later of 30 days after the Closing or 12 months from the closing of the DCRN IPO and will expire five years after the Closing or earlier upon redemption or liquidation. At the Closing, each DCRN warrant will automatically convert into one NewCo Warrant. Once the warrants become exercisable, NewCo may redeem warrants in certain circumstances. See the section entitled “Description of NewCo Securities—NewCo Warrants.”

•

Tritium is a developer and manufacturer of DC fast chargers for EVs headquartered in Brisbane. For more information regarding Tritium, see the section entitled “Business of Tritium and Certain Information About Tritium.”

•

DCRN, Tritium, NewCo and Merger Sub entered into the Business Combination Agreement on May 25, 2021, and subsequently amended the Business Combination Agreement on July 27, 2021 pursuant to the First Amendment to the Business Combination Agreement to reflect the PIPE Financing. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and a copy of the First Amendment to the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1.

•

Pursuant to the Business Combination Agreement, (i) DCRN, Newco, Tritium and all existing shareholders of Tritium will enter into the Share Transfer Agreement pursuant to which, (A) at the Closing, the Tritium shareholders will transfer their Tritium Shares to NewCo in exchange for 120,000,000 NewCo Ordinary Shares and (B) NewCo will become the ultimate parent company of Tritium and the Tritium Subsidiaries and (ii) on the date of Closing, Merger Sub will merge with and into DCRN, with DCRN surviving as a wholly owned subsidiary of NewCo, as a result of which (A) each share of DCRN Class A Common Stock will be exchanged for one NewCo Ordinary Share and (B) each DCRN warrant will automatically convert into one NewCo Warrant. At the Effective Time, the DCRN Founder Shares will be cancelled and converted into DCRN Class A Common Stock in accordance with the DCRN Charter and, accordingly, will be exchanged for NewCo Ordinary Shares pursuant to the Merger.

•	In connection with the Business Combination Agreement, DCRN entered into the following agreements:

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Sponsor Support Agreement. DCRN entered into the Sponsor Support Agreement on May 25, 2021 with DCRN Sponsor, NewCo and Tritium, pursuant to which, among other things, DCRN Sponsor agreed to (i) waive the anti-dilution rights set forth in the DCRN Charter with respect to DCRN Founder Shares held by it, (ii) vote all the DCRN Class A Common Stock and DCRN Founder Shares held by it in favor of the adoption and approval of the Business Combination

Agreement and the Business Combination, (iii) not transfer the DCRN Founder Shares (or NewCo Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of the NewCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s shareholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property and (iv) not transfer any DCRN warrants (or NewCo Ordinary Shares issued or issuable upon the exercise of the DCRN warrants) until 30 days after the Closing. For more information about the Sponsor Support Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

•

Commitment Agreement. DCRN and NewCo entered into the Commitment Agreement with each of the Committed Shareholders, pursuant to which, among other things, the Committed Shareholders agreed to execute and deliver the Share Transfer Agreement to DCRN, to exercise all voting rights attaching to their Tritium Shares to vote in favor of the Business Combination and of any resolutions pursuant to and necessary for the consummation of the Business Combination Agreement, and not to transfer their Tritium Shares. For more information about the Commitment Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

•

Termination Fee Side Letter. DCRN and the Committed Shareholders entered into the Termination Fee Side Letter, pursuant to which the Committed Shareholders agreed to pay, and cause certain other existing Tritium shareholders to pay, to DCRN a termination fee of $50.0 million if the Business Combination Agreement is terminated by (a) DCRN or Tritium as a result of the acquisition by GGC International Holdings LLC, a Delaware limited liability company (“Vontier”) of securities of Tritium (other than the acquisition of securities (i) not in accordance with the Shareholders’ Deed from another Tritium shareholder, (ii) of a de minimis amount from another Tritium shareholder or (iii) newly issued securities directly from Tritium and without violation of the Business Combination Agreement) pursuant to the Shareholders’ Deed, (b) DCRN or Tritium as a result of the Closing not having occurred prior to the Outside Date or (c) by Tritium if the Business Combination Agreement is terminated pursuant to certain events described therein, and in the case of clauses (b) and (c), at a time when Vontier has validly delivered a notice to exercise its rights under the Shareholders’ Deed to Tritium that has not been revoked or withdrawn. For more information about the Termination Fee Side Letter, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

•	In connection with the Business Combination Agreement but following the execution thereof, DCRN entered into the following Agreements:

•

Subscription Agreement. DCRN, NewCo and Palantir entered into the Subscription Agreement on July 27, 2021, pursuant to which Palantir agreed to subscribe for and purchase, and NewCo agreed to issue and sell to Palantir, 1,500,000 NewCo Ordinary Shares for a purchase price of $10.00 per share and an aggregate purchase price of $15.0 million. The PIPE Shares to be issued pursuant to the Subscription Agreement will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. NewCo has granted Palantir certain registration rights in connection with the PIPE Financing. Pursuant to the Subscription Agreement, NewCo agreed that, within 30 calendar days after the closing of the PIPE Financing, NewCo will file with the SEC (at NewCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares and NewCo will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof. The closing of the sale of the PIPE Shares pursuant to the Subscription Agreement will take place immediately prior to or substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination. For more information about the Subscription Agreement and the PIPE Financing, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements—PIPE Financing.”

•

Vontier Release. On August 1, 2021, DCRN, Tritium, NewCo and Vontier entered into a Release Deed (the “Vontier Release”), pursuant to which, among other things, Vontier agreed to waive all of its rights under clause 19 of the Shareholders’ Deed (regarding its call option right to purchase Tritium at a market value set by a formal third-party valuation). In addition, Vontier agreed to execute and deliver the Share Transfer Agreement upon this Registration Statement becoming effective and execute a Lock-Up Agreement (as defined below) prior to Closing.

•

Prior to the execution of the Business Combination Agreement, on May 17, 2021, the Committed Shareholders issued the Exit Notice to Tritium and to each of the other holders of ordinary or C class shares in Tritium, of their intention to effect an exit proposal by way of a trade sale (being the proposed sale of Tritium Shares resulting from the Business Combination). Tritium and each Tritium shareholder is required, under the Shareholders’ Deed, to work together in good faith and use their best endeavors to ensure that the exit proposal is effected. For more information about the Exit Notice, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

•

Within two business days after the date on which this Registration Statement becomes effective, DCRN, Tritium, NewCo and each Tritium shareholder will enter the Share Transfer Agreement pursuant to which NewCo will make a rollover offer on the same terms to each Tritium shareholder to acquire all Tritium Shares held by that Tritium shareholder. The consideration for the purchase of the entire issued share capital of Tritium is the issue to Tritium shareholders by NewCo of 120,000,000 NewCo Ordinary Shares with a value of $10.00 per NewCo Ordinary Share. These NewCo Ordinary Shares will be issued to Tritium shareholders in their respective proportions at Closing. For more information about the Share Transfer Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

•	In connection with the Closing, NewCo will enter into, among others, the following agreements:

•

A&R Registration Rights Agreement. Concurrently with the Closing, DCRN will amend and restate its registration rights agreement, dated February 3, 2021, pursuant to which the existing Tritium shareholders will become party thereto and NewCo will agree that, within 30 calendar days after the Closing, NewCo will file with the SEC (at NewCo’s sole cost and expense) the Resale Registration Statement, and NewCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders party thereto can demand NewCo’s assistance with underwritten offerings and block trades. Such holders will be entitled to customary piggyback registration rights. For more information about the A&R Registration Rights Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

•

Lock-Up Agreements. Concurrently with the Closing, all existing Tritium shareholders, or their attorney-in-fact, will enter into a Lock-Up Agreement with NewCo, Tritium and DCRN, pursuant to which they will agree, subject to certain customary exceptions, not to (i) effect any sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any securities of NewCo, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of NewCo, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii), for six months after the Closing. For more information about the Lock-Up Agreements, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

•

NewCo Constitution. Pursuant to the terms of the Business Combination Agreement, the Constitution will be the constitution of NewCo following the Closing. The full text of the Constitution is attached to this proxy statement/prospectus as Annex B. See the section entitled “Proposal No. 2—The NewCo Constitution Proposal” for additional information.

•

The Closing is subject to the satisfaction (or waiver) of a number of conditions set forth in the Business Combination Agreement, including, among others, the Minimum Cash Condition and the approval by DCRN stockholders of the Business Combination Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination—Conditions to Closing of the Business Combination.”

•

The Business Combination Agreement may be terminated, and the Business Combination may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by DCRN stockholders, in specified circumstances. For more information about the termination rights under the Business Combination Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Termination.”

•	The proposed business combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

•

Under the DCRN Charter, holders of DCRN Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the DCRN Charter. As of September 30, 2021, this would have amounted to approximately $10.00 per share. If a DCRN public stockholder exercises its redemption rights, then such holder will be exchanging its shares of DCRN Class A Common Stock for cash and will no longer own shares of DCRN Class A Common Stock and will not receive NewCo Ordinary Shares or participate in NewCo’s future growth, if any. Such a holder will be entitled to receive cash for its DCRN public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to DCRN’s transfer agent in accordance with the procedures described herein. For more information regarding these procedures, see the section entitled “DCRN Special Meeting—Redemption Rights.”

•	It is anticipated that, upon the Closing (assuming no redemptions by DCRN public stockholders of DCRN public shares), the ownership of NewCo will be as follows:

•	DCRN initial stockholders will hold 10,062,500 NewCo Ordinary Shares, which will constitute approximately 5.9% of the issued and outstanding NewCo Ordinary Shares;

•	DCRN public stockholders will hold 40,250,000 NewCo Ordinary Shares, which will constitute approximately 23.4% of the issued and outstanding NewCo Ordinary Shares;

•	Palantir will hold 1,500,000 NewCo Ordinary Shares, which will constitute approximately 0.9% of the issued and outstanding NewCo Ordinary Shares; and

•	the Tritium shareholders will hold 120,000,000 NewCo Ordinary Shares, which will constitute approximately 69.8% of the issued and outstanding NewCo Ordinary Shares.

See the section entitled “The Business Combination—Total NewCo Shares to Be Issued in the Business Combination” for more information.

The number of shares and the interests set forth above (a) assume (i) that no DCRN public stockholders elect to have their shares of DCRN Class A Common Stock redeemed and (ii) that there are no other issuances of equity interests of DCRN or NewCo, (b) do not take into account DCRN warrants that will be converted into NewCo Warrants in connection with the Closing and may be exercised at a later date and (c) take into account the DCRN Class B Common Stock, which will automatically convert into shares of DCRN Class A Common Stock on a one-for-one basis at the Effective Time.

Assuming the maximum redemptions scenario, i.e., 18,713,050 shares of DCRN Class A Common Stock are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii) and (b) remain true, the ownership of NewCo upon the Closing will be as follows:

•	DCRN initial stockholders will hold 10,062,500 NewCo Ordinary Shares, which will constitute approximately 6.6% of the issued and outstanding NewCo Ordinary Shares;

•	DCRN public stockholders will hold 21,536,950 NewCo Ordinary Shares, which will constitute approximately 14.0% of the issued and outstanding NewCo Ordinary Shares;

•	Palantir will hold 1,500,000 NewCo Ordinary Shares, which will constitute approximately 1.0% of the issued and outstanding NewCo Ordinary Shares; and

•	the Tritium shareholders will hold 120,000,000 NewCo Ordinary Shares, which will constitute approximately 78.4% of the issued and outstanding NewCo Ordinary Shares.

The ownership percentages set forth above do not take into account DCRN warrants that will be converted into NewCo Warrants in connection with the Closing and may be exercised at a later date, but do include the DCRN Founder Shares, which will automatically convert into shares of DCRN Class A Common Stock on a one-for-one basis at the Effective Time. If the facts are different than these assumptions, the percentage ownership held by DCRN stockholders, Palantir and Tritium shareholders in NewCo following the Business Combination will be different. Please see the sections entitled “Summary—Ownership of NewCo After Closing” and “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

•

The DCRN Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination. For more information about the DCRN Board’s decision-making process, see the section entitled “The Business Combination—DCRN Board’s Consideration of and Reasons for Approving the Business Combination.”

•

In addition to voting on the proposal to adopt and approve the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination (the “Business Combination Proposal” or “Proposal No. 1”) at the DCRN special meeting, the DCRN stockholders will also be asked to consider and vote on the approval of:

•

on a non-binding advisory basis, the governance provisions contained in the Constitution that materially affect DCRN stockholder rights, presented separately in accordance with SEC guidance (the “NewCo Constitution Proposal” or “Proposal No. 2”); and

•

the adjournment of the DCRN special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal (the “Adjournment Proposal” or “Proposal No. 3” and, together with the Business Combination Proposal and the NewCo Constitution Proposal, the “Proposals”).

For more information, see the sections entitled “Proposal No. 2—The NewCo Constitution Proposal,” and “Proposal No. 3—The Adjournment Proposal.”

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE DCRN SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the DCRN special meeting, including the proposed Business Combination. The following questions and answers do not include all the information that is important to DCRN stockholders. DCRN urges the DCRN stockholders to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:

DCRN stockholders are being asked to consider and vote upon the Proposals, including the Business Combination Agreement, pursuant to which the Share Transfer and the Merger, and in connection with the Merger, the Merger Exchanges, will take place.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and a copy of the First Amendment to the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Q:	What is being voted on at the DCRN special meeting?

A:	DCRN stockholders will vote on the following Proposals at the DCRN special meeting.

1.	The Business Combination Proposal — To adopt and approve the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination.

2.

The NewCo Constitution Proposal — On a non-binding advisory basis, to approve the governance provisions contained in the Constitution that materially affect DCRN stockholder rights, presented separately in accordance with SEC guidance.

3.

The Adjournment Proposal — To approve the adjournment of the DCRN special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal.

Q:	Are the Proposals conditioned on one another?

A:

DCRN may not consummate the Business Combination unless the Business Combination Proposal is approved at the DCRN special meeting. The NewCo Constitution Proposal is non-binding and is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Q:	What will happen in the Business Combination?

A:

On May 25, 2021, DCRN, Tritium, NewCo and Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, (i) DCRN, NewCo, Tritium and all existing Tritium shareholders will enter into the Share Transfer Agreement, pursuant to which, at the closing of the Business Combination, Tritium shareholders will transfer their Tritium Shares to NewCo in exchange for an aggregate of 120,000,000 NewCo Ordinary Shares to be issued simultaneously with the issuance of NewCo Ordinary Shares in connection with the Merger, and as a result, NewCo will be the ultimate parent company of Tritium and the Tritium Subsidiaries and (ii) at the closing of the Business Combination, Merger Sub will merge with and into DCRN, with DCRN surviving as a wholly owned subsidiary of NewCo, and pursuant to the Merger, each share of DCRN Class A Common Stock will be exchanged for one NewCo Ordinary Share and each DCRN warrant will automatically convert into one NewCo Warrant. At the Effective Time, the DCRN Founder Shares will be cancelled and converted into DCRN Class A Common Stock in accordance with the DCRN Charter and, accordingly, will be exchanged for NewCo Ordinary Shares pursuant to the Merger. For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”

Q:	How were the transaction structure and consideration for the Business Combination determined?

A:

Following the closing of the DCRN IPO, DCRN representatives commenced a robust search for businesses or assets to acquire for the purpose of consummating an Initial Business Combination. On February 8, 2021, Robert Tichio, a member of the DCRN Board, and John Staudinger, an affiliate of DCRN Sponsor, participated in a conference call with representatives of Credit Suisse Securities (USA) LLC (“Credit Suisse”) regarding a possible transaction between DCRN and Tritium. After further discussions, negotiations and the performance of extensive due diligence, on March 5, 2021, DCRN and Tritium executed a non-binding letter of intent and, on May 25, 2021, DCRN and Tritium executed the Business Combination Agreement. Please see the section entitled “The Business Combination—Background of the Business Combination” for additional information.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are several closing conditions in the Business Combination Agreement, including the approval by DCRN stockholders of the Business Combination Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination—Conditions to Closing of the Business Combination.”

Q:	How will NewCo be managed and governed following the Business Combination?

A:

Upon consummation of the Business Combination, NewCo will be governed by the Constitution, which will be substantially in the form set forth in Annex B to this proxy statement/prospectus. The NewCo Board will be responsible for guiding NewCo’s mission and purpose and overseeing management. NewCo’s management team will be derived largely from existing Tritium employees and members of management, who will be responsible for the execution of the combined business’s strategy.

Please see the section entitled “Management of NewCo After the Business Combination” for more information.

Q:	Will NewCo obtain new financing in connection with the Business Combination?

A:	Yes. Palantir has committed to purchase from NewCo 1,500,000 NewCo Ordinary Shares, for an aggregate purchase price of approximately $15.0 million in the PIPE Financing.

Q:	What equity stake will the current stockholders of DCRN, the holders of DCRN Founder Shares and the current Tritium shareholders hold in NewCo following the consummation of the Business Combination?

A:	DCRN, NewCo and Tritium anticipate that, upon the Closing, the ownership of NewCo will be as follows (totals may not add to 100.0% due to rounding):

	Assuming No Redemptions	% Shareholding	Assuming Maximum Redemptions	% Shareholding
Shares held by former Tritium Shareholders(1)	120,000,000	69.8	120,000,000	78.4
Shares held by current DCRN public stockholders(2)	40,250,000	23.4	21,536,950	14.0
Shares held by DCRN initial stockholders(3)	10,062,500	5.9	10,062,500	6.6
Shares issued to Palantir(4)	1,500,000	0.9	1,500,000	1.0

Total NewCo Ordinary Shares	171,812,500		153,099,450

(1)	Pursuant to the Business Combination Agreement, the aggregate number of NewCo Ordinary Shares issued to the existing Tritium shareholders will equal 120 million.
(2)

Underlying shares of DCRN Class A Common Stock are subject to possible redemption. The maximum redemption scenario is determined based on the assumption that the Minimum Cash Condition of $200 million in the Trust Account is satisfied at Closing (after giving effect to the PIPE Funds, redemption payments and DCRN transaction expenses).

(3)	Shares held by DCRN Sponsor and DCRN’s management and board of directors.
(4)	Shares issued in exchange for $15.0 million of PIPE Funds.

Please see the sections entitled “Summary—Ownership of NewCo After Closing,” “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination—Total NewCo Shares to Be Issued in the Business Combination” for more information.

Q:	Will my rights as a shareholder of NewCo be different from my rights as a DCRN stockholder?

A:

Yes, there are certain material differences between your rights as a shareholder of NewCo and your rights as a DCRN stockholder. You are urged to read the sections entitled “Description of NewCo Securities” and “Comparison of Shareholder Rights.”

Q:	Did the DCRN Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The DCRN Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. DCRN’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of DCRN’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, DCRN’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the DCRN Board in valuing Tritium and assuming the risk that the DCRN Board may not have properly valued the business.

Q:	What happens if I sell my shares of DCRN Class A Common Stock before the DCRN special meeting?

A:

The record date for the DCRN special meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of DCRN Class A Common Stock after the record date, but before the DCRN special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the DCRN special meeting. However, you will not be able to seek redemption of your shares of DCRN Class A Common Stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your shares of DCRN Class A Common Stock prior to the record date, you will have no right to vote those shares at the DCRN special meeting or seek redemption of those shares.

Q:	Why is DCRN proposing the NewCo Constitution Proposal?

A:

As required by applicable SEC guidance, DCRN is requesting that the DCRN stockholders consider and vote upon, on a non-binding advisory basis, a proposal to approve the governance provisions contained in the Constitution that materially affect stockholder rights. This non-binding advisory vote is not otherwise required by Delaware law and is separate and apart from the Business Combination Proposal, but consistent with SEC guidance, DCRN is submitting these Proposals to its stockholders separately for approval. Please see the section entitled “Comparison of Shareholder Rights” elsewhere in this proxy statement/prospectus for additional information. However, the stockholder vote regarding this proposal is an advisory vote and is not binding on the DCRN Board. Furthermore, the Business Combination is not conditioned on the separate approval of the NewCo Constitution Proposal.

The full text of the Constitution is attached to this proxy statement/prospectus as Annex B. See the section entitled “Proposal No. 2—The NewCo Constitution Proposal” for additional information.

Q:	How has the announcement of the Business Combination affected the trading price of DCRN units, DCRN Class A Common Stock and DCRN warrants?

A:

On May 24, 2021, the last trading date before the public announcement of the Business Combination, DCRN units, DCRN Class A Common Stock and DCRN warrants closed at $9.99, $9.66 and $1.03, respectively. On December 16, 2021, DCRN units, DCRN Class A Common Stock and DCRN warrants closed at $10.44, $9.90 and $1.73, respectively.

Q:	Following the Business Combination, will DCRN’s securities continue to trade on a stock exchange?

A:

No. DCRN, Tritium and NewCo anticipate that, following consummation of the Business Combination, the DCRN Class A Common Stock, DCRN units and DCRN warrants will be delisted from the NASDAQ, and DCRN will be deregistered under the Exchange Act. Each share of DCRN Class A Common Stock will be exchanged for one NewCo Ordinary Share and each DCRN warrant will automatically convert into one NewCo Warrant.

NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing, the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively. Please see the section entitled “The Business Combination—Listing of NewCo Ordinary Shares and NewCo Warrants on NASDAQ” for additional information.

Q:	How do the DCRN public warrants differ from the DCRN private placement warrants, and what are the related risks for any DCRN public warrant holders post Business Combination?

A:

The DCRN private placement warrants (including the shares of DCRN Class A Common Stock issuable upon exercise of the DCRN private placement warrants) are not transferable, assignable or salable until 30 days after the completion of the DCRN’s Initial Business Combination (except, among other limited exceptions, to DCRN’s officers and directors and other persons or entities affiliated with DCRN Sponsor), and they will not be redeemable (except as described under “Description of NewCo Securities—NewCo Warrants—Redemption of DCRN Warrants for Cash When the Price Per Share of DCRN Class A Common Stock Equals or Exceeds $10.00”) so long as they are held by the initial purchasers of the DCRN private placement warrants or their or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the DCRN private placement warrants on a cashless basis. Otherwise, the DCRN private placement warrants have terms and provisions that are identical to those of the DCRN public warrants, including as to exercise price, exercisability and exercise period. If the DCRN private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the DCRN private placement warrants will be redeemable by DCRN (or NewCo after the consummation of the Business Combination) in all redemption scenarios and exercisable by the holders on the same basis as the DCRN public warrants.

In connection with the consummation of the Business Combination, NewCo will assume the DCRN Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each DCRN warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a NewCo Warrant. Each NewCo Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding DCRN warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination.

Following the Business Combination, NewCo may redeem NewCo public warrants prior to their exercise at a time that is disadvantageous to the NewCo public warrant holders, thereby making such warrants worthless. More specifically:

•

NewCo will have the ability to redeem outstanding DCRN public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the NewCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which NewCo gives proper notice of such redemption and provided certain other conditions are met.

•

NewCo will also have the ability to redeem outstanding NewCo public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per NewCo warrant if, among other things, the last sale price of NewCo Ordinary Shares equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which NewCo sends notice of redemption to the NewCo warrant holders. Historical trading prices for the DCRN Class A Common Stock have not exceeded the $10.00 per share threshold at which the public warrants would become redeemable. In such a case, the holders will be able to exercise their NewCo warrants prior to redemption for a number of shares of NewCo Ordinary Shares determined by reference to a make-whole table. Please see “Description of NewCo Securities—NewCo Warrants—Redemption of DCRN Warrants for Cash When the Price Per Share of DCRN Class A Common Stock Equals or Exceeds $10.00.” The value received upon exercise of the NewCo public warrants (1) may be less than the value the holders would have received if they had exercised their NewCo public warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the NewCo public warrants, including because the number of shares received is capped at 0.361 NewCo Ordinary Shares per whole warrant (subject to adjustment) irrespective of the remaining life of the NewCo public warrants.

In each case, NewCo may only call the NewCo public warrants for redemption upon a minimum of 30 days’ prior written notice of redemption.

Redemption of the outstanding NewCo public warrants could force holders of the NewCo public warrants (i) to exercise NewCo public warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so, (ii) to sell NewCo public warrants at the then-current market price when they might otherwise wish to hold their NewCo public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding NewCo public warrants are called for redemption, is likely to be substantially less than the market value of the NewCo public warrants.

Q:	What vote is required to approve the Proposals presented at the DCRN special meeting?

A:

Approval of the Business Combination Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote thereon at the DCRN special meeting, voting as a single class. Approval of each of the NewCo Constitution Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote and actually cast thereon, voting as a single class.

Q:	May DCRN Sponsor, DCRN’s directors, officers or advisors or any of their respective affiliates purchase DCRN public shares in connection with the Business Combination?

A:

In connection with the stockholder vote to approve the proposed Business Combination, DCRN Sponsor, DCRN’s directors, officers or advisors and any of their respective affiliates may privately negotiate to purchase DCRN public shares from DCRN stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account. DCRN Sponsor, DCRN’s directors, officers or advisors and any of their respective affiliates will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such DCRN public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such DCRN public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that DCRN Sponsor, DCRN’s directors, officers or advisors or any of their respective affiliates purchase DCRN public shares in privately negotiated transactions from DCRN public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account.

Q:	How many votes do I have at the DCRN special meeting?

A:

DCRN stockholders are entitled to one vote at the DCRN special meeting for each share of DCRN Class A Common Stock or DCRN Class B Common Stock held of record as of December 6, 2021, the record date for the DCRN special meeting. As of the close of business on the record date, there were 40,250,000 outstanding shares of DCRN Class A Common Stock, which are held by DCRN public stockholders, and 10,062,500 outstanding shares of DCRN Class B Common Stock, which are held by the DCRN initial stockholders.

Q:	How do I attend the DCRN special meeting?

A:

The DCRN special meeting will be held at 10:00 a.m., Eastern time, on Wednesday, January 12, 2022, via live webcast at https://www.cstproxy.com/decarbonizationplusacquisitionii/2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

All DCRN stockholders as of the record date, or their duly appointed proxies, may attend the DCRN special meeting, which will be a completely virtual meeting. There will be no physical meeting locations and the

DCRN special meeting will only be conducted via live webcast. DCRN stockholders may attend the DCRN special meeting online, including to vote and submit questions, at the following address: https://www.cstproxy.com/decarbonizationplusacquisitionii/2021

To attend online and participate in the DCRN special meeting, DCRN stockholders of record will need to visit https://www.cstproxy.com/decarbonizationplusacquisitionii/2021 and enter the 12 digit control number provided on your proxy card, regardless of whether you pre-registered.

Q:	What constitutes a quorum at the DCRN special meeting?

A:

Holders of a majority in voting power of DCRN Class A Common Stock and DCRN Class B Common Stock issued and outstanding and entitled to vote at the DCRN special meeting, virtually present or represented by proxy, constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the DCRN special meeting. As of the record date for the DCRN special meeting, shares of DCRN Class A Common Stock and DCRN Class B Common Stock, in the aggregate, would be required to achieve a quorum. Abstentions will count as present for the purposes of establishing a quorum with respect to each Proposal.

Q:	How will DCRN Sponsor and DCRN’s directors and officers vote?

A:

DCRN Sponsor and DCRN’s directors and officers have agreed to vote any shares of DCRN Class A Common Stock and DCRN Class B Common Stock owned by them in favor of the Business Combination. Currently, DCRN initial stockholders own approximately 20% of the issued and outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock, in the aggregate.

Q:	Does the DCRN Board, including the independent members thereof, recommend that the DCRN stockholders approve the Business Combination and the related Proposals?

A:

Yes. The DCRN Board, including the independent members thereof, recommends that the DCRN stockholders vote “For” each of the Proposals. When you consider the recommendation of the DCRN Board in favor of each of the Proposals, you should keep in mind that certain of DCRN’s directors and officers have interests in the Business Combination that may conflict with your interests as a DCRN stockholder. These interests are further described under the question “What interests do the current officers and directors of DCRN have in the Business Combination?”

Q:	What interests do the current officers and directors of DCRN have in the Business Combination?

A:

In considering the recommendation of the DCRN Board to vote in favor of the Business Combination, DCRN stockholders should be aware that, aside from their interests as stockholders, DCRN Sponsor and certain of DCRN’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other DCRN stockholders generally. DCRN’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to DCRN stockholders that they approve the Business Combination. DCRN stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the fact that DCRN Sponsor and DCRN’s independent directors hold an aggregate of 7,366,667 DCRN private placement warrants acquired at a purchase price of $11.05 million which, if unrestricted and freely tradable, would be valued at approximately $14.1 million based on the closing price of DCRN public warrants of $1.91 per warrant on December 6, 2021, the record date for the DCRN special meeting (but which are subject to a lock-up and not freely tradable for a period of 30 days following the Closing), all of which would expire worthless if a business combination is not consummated;

•

the fact that DCRN Sponsor and certain of DCRN’s independent directors have agreed not to redeem any of the shares of DCRN Class A Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•

the fact that DCRN Sponsor paid an aggregate of $25,004 for 10,062,500 DCRN Founder Shares, including 400,000 DCRN Founder Shares which were subsequently forfeited by DCRN Sponsor at no cost and, upon forfeiture of such shares, DCRN’s independent directors were issued 400,000 DCRN Founder Shares, 40,000 of which were subsequently forfeited upon the resignation of one of DCRN’s independent directors and, upon forfeiture of such shares, DCRN Sponsor was issued 40,000 DCRN Founder Shares at par value of $0.0001 per share, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $100.5 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•

the fact that given the differential in the purchase price that DCRN Sponsor paid for the DCRN Founder Shares as compared to the price of the DCRN units sold in the DCRN IPO and the 9,702,500 NewCo Ordinary Shares that DCRN Sponsor will receive upon conversion of the DCRN Founder Shares in connection with the Business Combination, DCRN Sponsor and its affiliates may earn a positive rate of return on their investment even if the NewCo Ordinary Shares trade below the price initially paid for the DCRN units in the DCRN IPO and the DCRN public stockholders experience a negative rate of return following the completion of the Business Combination;

•

the fact that up to an aggregate amount of $1.5 million of any amounts outstanding under the working capital loans made by DCRN Sponsor to DCRN may be converted into DCRN warrants to purchase DCRN Class A Common Stock at a price of $1.50 per warrant at the option of the lender and, if issued, such DCRN warrants would automatically convert into an equal number of NewCo Warrants at Closing;

•

if the Trust Account is liquidated, including in the event DCRN is unable to complete an Initial Business Combination within the required time period, DCRN Sponsor has agreed to indemnify DCRN to ensure that the proceeds in the Trust Account are not reduced below $10.00 per DCRN public share, or such lesser amount per DCRN public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than DCRN’s independent public accountants) for services rendered or products sold to DCRN or (b) a prospective target business with which DCRN has entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that DCRN’s independent directors own an aggregate of 360,000 DCRN Founder Shares that, upon forfeiture by DCRN Sponsor, were issued to DCRN’s independent directors, which if unrestricted and freely tradeable would be valued at approximately $3.6 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor, and DCRN’s officers and directors, or any of their respective affiliates, will be reimbursed for out-of-pocket expenses incurred in connection with activities on DCRN’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $1.4 million as of December 6, 2021, the record date for the DCRN special meeting;

•	the anticipated appointment of Robert Tichio, a director of DCRN, to the NewCo Board following the Closing;

•

the fact that DCRN Sponsor and DCRN’s officers and directors will lose their entire investment in DCRN of approximately $11.1 million and will not be reimbursed for any out-of-pocket expenses (of which approximately $1.4 million is owed as of the date hereof) if an Initial Business Combination is not completed by February 8, 2023 (the “Deadline Date”); and

•

the terms and provisions of certain additional agreements to be entered into pursuant to the Business Combination Agreement (collectively, the “Related Agreements”) as set forth in detail under the section entitled “The Business Combination Agreement and Related Agreements.”

In addition, on December 10, 2021, DCRN issued an unsecured promissory note in the principal amount of up to $1,500,000 to DCRN Sponsor. The note does not bear interest and is repayable in full upon consummation of an Initial Business Combination. If DCRN does not complete an Initial Business Combination, the note will not be repaid and all amounts owed under it will be forgiven. Immediately prior to the consummation of an Initial Business Combination, DCRN Sponsor will have the option, but not the obligation, to convert all or a portion of the unpaid principal balance of the note into that number of DCRN warrants equal to the principal amount of the note so converted divided by $1.50. The terms of such DCRN warrants would be identical to the terms of the DCRN private placement warrants. The note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable. As of December 15, 2021, there was no principal amount outstanding under the promissory note.

Q:	What happens if I vote against the Business Combination Proposal?

A:

Under the DCRN Charter, if the Business Combination Proposal is not approved and DCRN does not otherwise consummate an alternative business combination by the Deadline Date, DCRN will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to DCRN public stockholders.

Q:	What are the U.S. federal income tax consequences of engaging in the Business Combination for holders of DCRN Class A Common Stock and DCRN warrants?

A:

It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger and the Share Transfer together be treated as a transaction described in Section 351 of the Code. Although Vinson & Elkins LLP, DCRN’s tax counsel, is currently of the opinion that the Merger more likely than not qualifies as a reorganization within the meaning of Section 368(a) of the Code and the Merger and the Share Transfer together more likely than not will be treated as a transaction described in Section 351 of the Code (including that it is not excluded from the application of such provisions pursuant to Section 367 of the Code), and NewCo and DCRN currently expect to file tax returns consistent with this intended tax treatment, this tax treatment is not free from doubt. There is significant uncertainty as to whether the exchange of DCRN Class A Common Stock and DCRN warrants for NewCo Ordinary Shares and NewCo Warrants in the Merger would be treated as a taxable exchange and, as a result, there is significant risk that you could be subject to tax in respect of the Business Combination. No assurance can be given that your tax advisor will agree with DCRN’s intended tax treatment or that the Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. Further, the application of such rules must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts, law, and other circumstances (including the extent to which DCRN stockholders elect to redeem their shares of DCRN Class A Common Stock).

If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and qualifies as a transaction described in Section 351 of the Code (including that it is not excluded from the application of such provisions pursuant to Section 367 of the Code), holders generally will not recognize gain or loss upon the exchange of DCRN Class A Common Stock and DCRN warrants for NewCo Ordinary Shares and NewCo Warrants pursuant to the Merger. If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code and/or fails to qualify as a transaction described in Section 351 of the Code, holders may recognize gain upon the exchange of DCRN Class A Common Stock and DCRN warrants for NewCo Ordinary Shares and NewCo Warrants pursuant to Merger. In light of the significant uncertainty regarding the tax treatment of the Merger, you are strongly urged to read the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations with Respect to the Merger for Holders of DCRN Class A Common Stock and DCRN Warrants” and to consult with, and rely solely upon, your tax advisors to determine the particular U.S. federal, state, local, or foreign income or other tax consequences of the Merger to you.

Q:	Do I have redemption rights?

A:

If you are a holder of DCRN public shares, you may elect to have your DCRN public shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to DCRN to pay its franchise and income taxes, by (b) the total number of then outstanding shares of DCRN Class A Common Stock included as part of the DCRN units sold in the DCRN IPO; provided that DCRN will not redeem any DCRN public shares to the extent that such redemption would result in DCRN having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001, unless the DCRN public shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. A DCRN public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 20% of the DCRN public shares (the “20% threshold”). Unlike some other blank check companies, other than the net tangible asset requirement and the 20% threshold described above, DCRN does not have a specified maximum redemption threshold and there is no other limit on the number of DCRN public shares that you can redeem. Holders of the outstanding DCRN public warrants do not have redemption rights in connection with the Business Combination. DCRN Sponsor and DCRN’s officers and directors have agreed to waive their redemption rights with respect to any shares of DCRN Common Stock they may hold in connection with the consummation of the Business Combination. For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of September 30, 2021, of approximately $402.5 million, the estimated per share redemption price would have been approximately $10.00. Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of franchise and income taxes payable) (a) in connection with a stockholder vote to approve an amendment to the DCRN Charter that would affect the substance or timing of DCRN’s obligation to redeem 100% of the DCRN public shares if it has not consummated an Initial Business Combination by the Deadline Date, or with respect to any other provision relating to the rights of holders of DCRN Class A Common Stock or pre-Initial Business Combination activity, (b) in connection with the liquidation of the Trust Account or (c) if DCRN subsequently completes a different business combination on or before the Deadline Date.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether you vote your shares of DCRN Class A Common Stock for or against or abstain from voting on the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by stockholders who will redeem their shares and no longer remain stockholders.

Q:	How do I exercise my redemption rights?

A:	In order to exercise your redemption rights, you must (a) if you hold your shares of DCRN Class A Common Stock through DCRN units, elect to separate your DCRN units into the underlying shares of

DCRN Class A Common Stock and DCRN public warrants prior to exercising your redemption rights with respect to the DCRN public shares, and (b) prior to 10:30 a.m., Eastern time, on January 10, 2022 (two business days before the DCRN special meeting), tender your shares physically or electronically and submit a request in writing that DCRN redeem your DCRN public shares for cash to Continental Stock Transfer & Trust Company, DCRN’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

A DCRN public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to his, her or its shares or, if part of such a group, the group’s shares, in excess of the 20% threshold. Accordingly, all DCRN public shares in excess of the 20% threshold beneficially owned by a DCRN public stockholder or group will not be redeemed for cash. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is DCRN’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent.

However, DCRN does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

DCRN unitholders must separate the underlying DCRN public shares and DCRN public warrants prior to exercising redemption rights with respect to the DCRN public shares. If you hold DCRN units registered in your own name, you must deliver the certificate for such DCRN units or deliver such DCRN units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such DCRN units into DCRN public shares and DCRN public warrants. This must be completed far enough in advance to permit the mailing of the DCRN public share certificates or electronic delivery of the DCRN public shares back to you so that you may then exercise your redemption rights with respect to the DCRN public shares following the separation of such DCRN public shares from the DCRN units.

If a broker, dealer, commercial bank, trust company or other nominee holds your DCRN units, you must instruct such nominee to separate your DCRN units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of DCRN units to be split and the nominee holding such DCRN units. Your nominee must also initiate electronically, using The Depository Trust Company’s (“DTC”) DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of the corresponding number of DCRN public shares and DCRN public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the DCRN public shares following the separation of such DCRN public shares from the DCRN units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your DCRN public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with DCRN’s consent, until the vote is taken with respect to the Business Combination Proposal. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting the DCRN transfer agent at the email address or address listed under the question “Who can help answer my questions?” below.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

The U.S. federal income tax consequences of a redemption depend on a holder’s particular facts and circumstances. You are strongly urged to read the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of DCRN Class A Common Stock” and to consult with, and rely solely upon, your tax advisors to determine the particular U.S. federal, state, local, or foreign income or other tax consequences of exercising your redemption rights.

Q:	If I am a warrantholder, can I exercise redemption rights with respect to my warrants?

A:	No. The holders of DCRN warrants have no redemption rights with respect to DCRN warrants.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:	No. There are no appraisal rights available to holders of DCRN Class A Common Stock or DCRN Class B Common Stock in connection with the Business Combination.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:

If the Business Combination Proposal is approved, DCRN intends to use a portion of the funds held in the Trust Account to pay (a) a portion of DCRN’s aggregate costs, fees and expenses in connection with the consummation of the Business Combination, (b) tax obligations and deferred underwriting discounts and commissions from the DCRN IPO and (c) for any redemptions of DCRN public shares. The remaining balance in the Trust Account together with the PIPE Funds will be used to increase and expand Tritium’s manufacturing capacity and for general corporate purposes of NewCo. See “The Business Combination” and “Business of Tritium and Certain Information About Tritium—Facilities” for additional information.

Q:	What happens if the Business Combination is not consummated or is terminated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “The Business Combination—The Business Combination Agreement—Termination” for additional information regarding the parties’ specific termination rights. In accordance with the DCRN Charter, if an Initial Business Combination is not consummated by the Deadline Date, DCRN will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem the DCRN public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to DCRN to pay its franchise and income taxes (less up to $0.1 million of such net interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding DCRN public shares, which redemption will completely extinguish DCRN public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of DCRN’s remaining stockholders and the DCRN Board, dissolve and liquidate, subject in each case to DCRN’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

DCRN expects that the amount of any distribution DCRN public stockholders will be entitled to receive upon DCRN’s dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to DCRN’s obligations under the General Corporation Law of the State of Delaware (“DGCL”) to provide for claims of creditors and other requirements of applicable law. Holders of DCRN Founder Shares have waived any right to any liquidating distributions with respect to those shares.

In the event of liquidation, there will be no distribution with respect to outstanding DCRN warrants. Accordingly, the DCRN warrants will expire worthless.

Q:	What happens if a substantial number of DCRN public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

Unlike some other blank check companies that require public stockholders to vote against a proposed business combination to exercise their redemption rights, DCRN public stockholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of DCRN public stockholders are substantially reduced as a result of redemption by the DCRN public stockholders. The DCRN Charter does not allow the redemption of DCRN Common Stock if such redemption would result in DCRN having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001, unless the DCRN public shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. Additionally, in the event the aggregate cash consideration DCRN would be required to pay for all shares of DCRN Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceed the aggregate amount of cash available to DCRN, unless such cash conditions pursuant to the terms of the proposed Business Combination are waived, DCRN will not complete the Business Combination or redeem any shares, all shares of DCRN Class A Common Stock submitted for redemption will be returned to the holders thereof, and DCRN instead may search for an alternate business combination. Based on $402.5 million held in the Trust Account as of September 30, 2021, DCRN’s maximum aggregate redemption payments would be approximately $187.1 million, so that following payment by DCRN to the DCRN public stockholders who have exercised their redemption rights with respect to their DCRN Class A Common Stock pursuant to the DCRN Charter, the amount of immediately available cash in the Trust Account would be no less than $200 million (which includes the receipt of $15.0 million in PIPE Funds) after giving effect to the payment of DCRN’s transaction expenses (including the payment of deferred underwriting fees incurred in connection with the DCRN IPO), which are currently estimated at $30.4 million, the result of which is that holders of up to 18,713,050 DCRN public shares (or approximately 46.5% of the total outstanding DCRN public shares as of September 30, 2021) could seek redemption of their shares.

Also, with fewer DCRN public shares and DCRN public stockholders, the trading market for NewCo Ordinary Shares may be less liquid than the market for shares of DCRN Class A Common Stock was prior to the Business Combination. NewCo may not be able to meet the listing standards for NASDAQ. It is a condition to consummation of the Business Combination that NewCo Ordinary Shares to be issued in connection with the Business Combination are accepted for listing on NASDAQ or another national securities exchange. DCRN, NewCo and Tritium have certain obligations in the Business Combination Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying the NASDAQ listing condition. Unless waived in accordance with the Business Combination Agreement, if the NASDAQ listing condition in the Business Combination Agreement is not met, the Business Combination will not be consummated.

Q:	When is the Business Combination expected to be consummated?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the DCRN special meeting to be held on January 12, 2022, provided that all the requisite stockholder approvals are obtained and other conditions, including the Minimum Cash Condition, to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination—The Business Combination—Conditions to Closing of the Business Combination.”

Q:	What is Tritium?

A:	Tritium is a developer and manufacturer of DC fast chargers for EVs headquartered in Brisbane.

Tritium designs, sells, manufactures and services proprietary hardware and associated software to create advanced and reliable DC fast chargers for EVs. Tritium’s technology is engineered to be easy to install, own and use. Its compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. Founded in Brisbane and having already deployed more than 5,250 charging stations, Tritium has provided more than 3.6 million high-power charging sessions across 41 countries, delivering an aggregate of over 55 gigawatts of energy.

See “Business of Tritium and Certain Information About Tritium” for more information.

Q:	What revenues and profits/losses has Tritium generated in the last two years?

A:

Tritium had revenue of $47.0 million and $56.2 million for the years ended June 30, 2020 and 2021, respectively. Tritium incurred total comprehensive losses of $35.0 million and $63.2 million for the years ended June 30, 2020 and 2021, respectively.

See “Tritium Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Fiscal Year Ended June 30, 2021 to the Fiscal Year Ended June 30, 2020—Revenue” and “Risk Factors—Risks Related to Tritium’s Business—Tritium is a growth-stage company with a history of losses, and it expects to incur significant expenses and continuing losses for the near term” for more information.

Q:	What risks does Tritium face in light of the COVID-19 pandemic?

A:

The impact of the COVID-19 pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The impact of the COVID-19 pandemic has also resulted in a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a decrease in EV sales in markets around the world. Any sustained downturn in demand for EVs would harm Tritium’s business.

See “Risk Factors—Risks Related to Tritium’s Business—Tritium faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations” for more information.

Q:	What will DCRN stockholders receive in the Business Combination?

A:

At the Effective Time, (i) each share of DCRN Class B Common Stock held by the DCRN initial stockholders will be cancelled and converted into one validly issued, fully paid and nonassessable share of DCRN Class A Common Stock in accordance with the DCRN Charter and (ii) each share of DCRN Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than the Redemption Shares but including DCRN Class A Common Stock issued upon conversion of the DCRN Founder Shares) will be cancelled and converted into and exchanged for one validly issued, fully paid and nonassessable NewCo Ordinary Share.

Q:	What will DCRN warrant holders receive in the Business Combination?

A:

At the Effective Time, NewCo will assume the DCRN Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each DCRN warrant then outstanding and unexercised will automatically, without any action on the part of its holder, be converted into a NewCo Warrant. Each NewCo Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding DCRN warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination. Accordingly, effective as of the Effective Time: (A) each NewCo Warrant will be exercisable solely for NewCo Ordinary Shares; (B) the number of NewCo Ordinary Shares subject to each NewCo Warrant will be equal to the number of shares of DCRN Class A Common Stock subject to the applicable DCRN warrant; and (C) the per share exercise price for the NewCo Ordinary Shares issuable upon exercise of such NewCo Warrant will be equal to the per share exercise price for the shares of DCRN Class A Common Stock subject to the applicable DCRN warrant, as in effect immediately prior to the Effective Time.

Q:	What will DCRN unitholders receive in the Business Combination?

A:

DCRN units will automatically separate into the component securities prior to the consummation of the Business Combination and will be exchanged for or automatically converted into, as applicable, NewCo Ordinary Shares and NewCo Public Warrants, respectively. NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing, the NewCo Ordinary Shares and NewCo Warrants will be listed on the NASDAQ under the symbols “DCFC” and “DCFCW,” respectively.

Q:

What are the material differences, if any, in the terms and price of securities issued at the time of the DCRN IPO as compared to the securities that will be issued a part of the PIPE Financing at the closing of the Business Combination? Will DCRN Sponsor or any of its directors, officers or affiliates invest in the PIPE Financing?

A:

The DCRN units issued at the time of the DCRN IPO consisted of one share of DCRN Class A Common Stock and one-third of one DCRN warrant, at an offering price of $10.00 per unit. At the closing of the Business Combination, the DCRN Class A Common Stock will be exchanged for NewCo Ordinary Shares and the DCRN warrants will convert into NewCo Warrants. Palantir will receive NewCo Ordinary Shares at a price of $10.00 per share as part of the PIPE Financing at the closing of the Business Combination. The PIPE Shares issued in the PIPE Financing will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Pursuant to the Subscription Agreement, NewCo agreed that, within 30 calendar days after the closing of the PIPE Financing, NewCo will file with the SEC (at NewCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and NewCo will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof. No NewCo Warrants will be issued in the PIPE Financing. DCRN Sponsor and its directors, officers and its affiliates will not invest in the PIPE Financing.

Q:	What consideration will be paid to Tritium shareholders in the Business Combination?

A:

Tritium shareholders will receive an aggregate of 120,000,000 NewCo Ordinary Shares in exchange for their Tritium Shares. Such NewCo Ordinary Shares will be issued simultaneously with the issuance of NewCo Ordinary Shares in connection with the Merger.

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the section entitled “Risk Factors” and the annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you were a holder of record of DCRN Class A Common Stock or DCRN Class B Common Stock on December 6, 2021, the record date for the special meeting of DCRN stockholders, you may vote with respect to the Proposals online at the virtual DCRN special meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the DCRN special meeting and vote online, obtain a proxy from your broker, bank or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the DCRN special meeting?

A:

At the DCRN special meeting, DCRN will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the NewCo Constitution Proposal or the Adjournment Proposal but will have the same effect as a vote “Against” the Business Combination Proposal.

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by DCRN without an indication of how the DCRN stockholder intends to vote on a proposal will be voted “For” each Proposal being submitted to a vote of the DCRN stockholders at the DCRN special meeting.

Q:	If I am not going to attend the virtual DCRN special meeting online, should I submit my proxy card instead?

A:

Yes. Whether you plan to attend the DCRN special meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. DCRN believes the Proposals presented to DCRN stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have submitted my executed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to DCRN at the address listed below so that it is received by DCRN prior to the DCRN special meeting or by attending the virtual DCRN special meeting online and voting there. You also may revoke your proxy by sending a notice of revocation to DCRN, which must be received prior to the DCRN special meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Peter Haskopoulos, Chief Financial Officer, Chief Accounting Officer and Secretary

c/o Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

Email: info@dcrbplus.com

Tel: (212) 993-0076

You may also contact DCRN’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Telephone: (800) 662-5200

(banks and brokers call collect at (203) 658-9400)

Email: DCRN.info@investor.morrowsodali.com

To obtain timely delivery, DCRN stockholders must request the materials no later than five business days prior to the DCRN special meeting.

You may also obtain additional information about DCRN from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

If you intend to seek redemption of your DCRN public shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to DCRN’s transfer agent at least two business days prior to the DCRN special meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

The DCRN Board is soliciting your proxy to vote your shares of DCRN Class A Common Stock and DCRN Class B Common Stock on all matters scheduled to come before the DCRN special meeting. DCRN will pay the cost of soliciting proxies for the DCRN special meeting. DCRN has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the DCRN special meeting and has agreed to pay Morrow Sodali LLC a fee of $37,500 , plus disbursements. DCRN will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. DCRN will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of DCRN Class A Common Stock and DCRN Class B Common Stock for their expenses in forwarding soliciting materials to beneficial owners of DCRN Class A Common Stock and DCRN Class B Common Stock and in obtaining voting instructions from those owners. DCRN’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/ prospectus, including the annexes and accompanying financial statements of DCRN and Tritium, to fully understand the proposed Business Combination and the Proposals to be considered at the DCRN special meeting (each as described below). Please see the section entitled “Where You Can Find More Information” elsewhere in this proxy statement/prospectus.

Parties to the Business Combination

DCRN

DCRN is a Delaware corporation formed on December 4, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving DCRN and one or more target businesses.

DCRN’s securities are traded on the NASDAQ under the ticker symbols “DCRN,” “DCRNU” and “DCRNW.” Upon the Closing, the DCRN securities will be delisted from the NASDAQ.

The mailing address of DCRN’s principal executive office is 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025, and our telephone number is (212) 993-0076.

Tritium

Tritium is an Australian proprietary company established on July 21, 2010. It is the parent company of the Tritium Group. The Tritium Group is a developer and manufacturer of DC fast chargers for EVs.

The mailing address of Tritium’s registered office is 48 Miller Street, Murarrie, Queensland 4172 Australia, and our telephone number is +61 (07) 3147 8500.

NewCo

NewCo is an Australian public company limited by shares established on May 7, 2021, to be the parent company of DCRN and Tritium upon the Closing. NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing, the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

The mailing address of NewCo’s registered office is 48 Miller Street, Murarrie, Queensland 4172 Australia, and our telephone number is +61 (07) 3147 8500.

Merger Sub

Merger Sub is a Delaware corporation established on May 18, 2021. It is a wholly owned subsidiary of NewCo.

The mailing address of Merger Sub’s registered office is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, New Castle County, Wilmington, Delaware, 19801. The mailing address of Merger Sub is 48 Miller Street, Murarrie, Queensland 4172 Australia, and the telephone number of Merger Sub is +61 (07) 3147 8500.

The Business Combination

On May 25, 2021, DCRN, Tritium, NewCo and Merger Sub entered into a Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions contained therein, (i) DCRN, Newco, Tritium and all existing shareholders of Tritium will enter into the Share Transfer Agreement, pursuant to which Tritium shareholders will transfer their Tritium Shares to NewCo in exchange for an aggregate of 120,000,000 NewCo Ordinary Shares valued at $10.00 per share and (ii) Merger Sub will merge with and into DCRN, with DCRN surviving as a wholly owned subsidiary of NewCo. Pursuant to the Merger, (1) each holder of DCRN Class A Common Stock will receive in exchange an equal number of NewCo Ordinary Shares and (2) each DCRN warrant to purchase DCRN Class A Common Stock will automatically convert into a NewCo Warrant to purchase NewCo Ordinary Shares.

At the Effective Time, the following events will take place simultaneously:

•	NewCo Ordinary Shares will be issued to Tritium shareholders in accordance with the Share Transfer Agreement;

•	Each DCRN Founder Share will be cancelled and converted into one validly issued, fully paid and nonassessable share of DCRN Class A Common Stock in accordance with the DCRN Charter; and

•	By virtue of the Merger and without any action on the part of DCRN, NewCo, Merger Sub or the holders of any of the following securities:

•	All shares of DCRN Common Stock held in the treasury of DCRN will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto;

•

Each share of DCRN Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than Redemption Shares, but including the shares of DCRN Class A Common Stock issued upon conversion of the DCRN Founder Shares) will be cancelled and converted into and exchanged for the Per Share Merger Consideration;

•

Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of DCRN as the surviving corporation in the Merger; and

•

NewCo will assume the DCRN Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each DCRN warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a NewCo Warrant. Each NewCo Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding DCRN warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination. Accordingly, effective as of the Effective Time: (A) each NewCo Warrant will be exercisable solely for NewCo Ordinary Shares; (B) the number of NewCo Ordinary Shares subject to each NewCo Warrant will be equal to the number of shares of DCRN Class A Common Stock subject to the applicable DCRN warrant; and (C) the per share exercise price for the NewCo Ordinary Shares issuable upon exercise of such NewCo Warrant will be equal to the per share exercise price for the shares of DCRN Class A Common Stock subject to the applicable DCRN warrant, as in effect immediately prior to the Effective Time.

Each Redemption Share that will be redeemed at the Effective Time will not be entitled to receive the Per Share Merger Consideration and will be converted into the right to receive from DCRN, in cash, an amount per share calculated in accordance with such stockholder’s redemption rights. At or as promptly as practical after the

Effective Time, DCRN will make such cash payments in respect of each such Redemption Share. As of the Effective Time, all such Redemption Shares will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a Redemption Share (or related certificate or book-entry share) will cease to have any rights with respect thereto, except the right to receive such cash payments from DCRN.

In the event that the DCRN Class A Common Stock and DCRN warrants comprising a single DCRN unit have not been detached so as to permit separate transferability or trading prior to the Effective Time, then effective immediately prior to the Share Exchange, Warrant Conversion and Share Transfer, any and all DCRN units will be automatically detached and broken out into their constituent parts, such that a holder of one DCRN unit will hold one share of DCRN Class A Common Stock and one-third of one DCRN warrant, and the underlying DCRN Class A Common Stock and DCRN warrants will be converted in accordance with the Business Combination Agreement. However, if the detachment would result in a holder of DCRN public warrants holding a fractional DCRN public warrant, then prior to the conversion the number of DCRN public warrants deemed to be held by such holder will be rounded down to the nearest whole number.

For more information about the Business Combination Agreement and the Business Combination and other transaction contemplated thereby, see the sections entitled “The Business Combination” and “The Business Combination Agreement.”

Conditions to the Closing

The obligations of DCRN, NewCo, Merger Sub and Tritium to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of each of the following mutual conditions:

•

the Business Combination Proposal will have been approved and adopted by the requisite affirmative vote of the DCRN stockholders in accordance with this proxy statement/prospectus, the DGCL, DCRN’s organizational documents and the rules and regulations of the NASDAQ;

•

no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination;

•

(i) all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act will have expired or been terminated and (ii) (A) DCRN will have received a written notice under the FATA, by or on behalf of the Treasurer of the Commonwealth of Australia stating or to the effect that the Commonwealth Government of Australia does not object to the Business Combination, either unconditionally or on terms that are reasonably acceptable to DCRN and Tritium (it being understood that the imposition of customary tax conditions in connection with the FIRB approval will be deemed acceptable), (B) the Treasurer of the Commonwealth of Australia will have become precluded from making an order in relation to the subject matter of the Business Combination Agreement and the Business Combination under the FATA or (C) if an interim order is made under the FATA in respect of the Business Combination, the subsequent period for making a final order prohibiting the Business Combination will have elapsed without a final order being made;

•

the NewCo Ordinary Shares will have been accepted for listing on the NASDAQ (subject to the Closing occurring), or another national securities exchange mutually agreed to by the parties in writing, as of the Closing Date;

•	the NewCo Ordinary Shares will not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act;

•

the Registration Statement will have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened in writing by the SEC;

•

the Exit Notice and the Share Transfer Agreement will have been duly executed and delivered to DCRN, and the transfer of Tritium Shares to NewCo in accordance with the terms of the Share Transfer Agreement will have occurred at the Closing; and

•

(i) Tritium will have delivered to DCRN a waiver from Vontier with respect to all of Vontier’s rights under clause 19 of the Shareholders’ Deed (the “Shareholders’ Deed”) in relation to Tritium (regarding such shareholder’s rights to acquire Tritium based on a formal valuation), or (ii) the permitted timeframe for such shareholder to exercise such rights to acquire Tritium under the Shareholders’ Deed will have expired and such rights have not been exercised.

The obligations of DCRN to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•	the accuracy of the representations and warranties of Tritium as determined in accordance with the Business Combination Agreement;

•	the accuracy of the representations and warranties of NewCo and Merger Sub as determined in accordance with the Business Combination Agreement;

•

Tritium will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing; provided, that, a covenant of Tritium will only be deemed to have not been performed if Tritium has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to Tritium (or if earlier, the Outside Date);

•

NewCo and Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing; provided, that, a covenant of NewCo or Merger Sub will only be deemed to have not been performed if NewCo or Merger Sub has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to NewCo or Merger Sub (or if earlier, the Outside Date);

•	Tritium will have delivered to DCRN a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions as they relate to Tritium;

•	NewCo will have delivered to DCRN a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions as they relate to NewCo and Merger Sub;

•	no Tritium Material Adverse Effect will have occurred between the date of the Business Combination Agreement and the Closing;

•	NewCo will have delivered the A&R Registration Rights Agreement duly executed by NewCo; and

•

NewCo, Tritium and each recipient of NewCo Ordinary Shares in the Share Transfer will have delivered a copy of the Lock-Up Agreement duly executed by NewCo, Tritium and such recipients (or their validly authorized attorney-in-fact).

The obligations of Tritium, NewCo and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•	the accuracy of the representations and warranties of DCRN as determined in accordance with the Business Combination Agreement;

•

DCRN will have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing; provided, that, a covenant of DCRN will only be deemed to have not been performed if DCRN has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to DCRN (or if earlier, the Outside Date);

•	DCRN will have delivered to Tritium a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

•	no DCRN Material Adverse Effect will have occurred between the date of the Business Combination Agreement and the Closing; and

•	the amount of cash in the Trust Account plus the proceeds of the PIPE Financing will not be less than $200.0 million.

Related Agreements

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on May 25, 2021, DCRN Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, DCRN Sponsor agreed to (i) waive the anti-dilution rights set forth in the DCRN Charter with respect to DCRN Founder Shares held by it, (ii) vote all the DCRN Class A Common Stock and DCRN Founder Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, (iii) not transfer the DCRN Founder Shares (or NewCo Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of the NewCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s shareholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property and (iv) not transfer any DCRN warrants (or NewCo Ordinary Shares issued or issuable upon the exercise of the DCRN warrants) until 30 days after the Closing.

For more information about the Sponsor Support Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

Commitment Agreement

In connection with the execution of the Business Combination Agreement, on May 25, 2021, the Committed Shareholders entered into the Commitment Agreement with NewCo and DCRN pursuant to which, among other things, the Committed Shareholders agreed to execute and deliver the Share Transfer Agreement to DCRN, to exercise all voting rights attaching to their Tritium Shares to vote in favor of the Business Combination and of any resolutions pursuant to and necessary for the consummation of the Business Combination Agreement, and not to transfer their Tritium Shares.

For more information about the Commitment Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

Vontier Release

On August 1, 2021, DCRN, Tritium, NewCo and Vontier entered into the Vontier Release, pursuant to which Vontier agreed, among other things, to waive all of its rights under clause 19 of the Shareholders’ Deed (regarding its call option right to purchase Tritium at a market value set by a formal third-party valuation). In addition, Vontier agreed to execute and deliver the Share Transfer Agreement (as defined below) upon this Registration Statement becoming effective and execute a Lock-Up Agreement (as defined below) prior to Closing.

Termination Fee Side Letter

In connection with the execution of the Business Combination Agreement, on May 25, 2021 the Committed Shareholders and DCRN entered into the Termination Fee Side Letter, pursuant to which the Committed Shareholders agreed to pay, and cause certain other existing Tritium shareholders to pay, to DCRN a termination fee of $50.0 million if the Business Combination Agreement is terminated by (a) DCRN or Tritium as a result of Vontier’s acquisition of securities of Tritium (other than the acquisition of securities (i) not in accordance with the Shareholders’ Deed from another Tritium shareholder, (ii) of a de minimis amount from another Tritium shareholder or (iii) newly issued securities directly from Tritium and without violation of the Business Combination Agreement) pursuant to the Shareholders’ Deed, (b) DCRN or Tritium as a result of the Closing not having occurred prior to the Outside Date or (c) by Tritium if the Business Combination Agreement is terminated pursuant to certain events described therein, and in the case of clauses (b) and (c), at a time when Vontier has validly delivered a notice to exercise its rights under the Shareholders’ Deed to Tritium that has not been revoked or withdrawn.

For more information about the Termination Fee Side Letter, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

A&R Registration Rights Agreement

Concurrently with the Closing, DCRN will enter into the A&R Registration Rights Agreement, pursuant to which NewCo will agree that, within 30 calendar days after the Closing, NewCo will file with the SEC (at NewCo’s sole cost and expense) the Resale Registration Statement, and NewCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, such holders can demand NewCo’s assistance with underwritten offerings and block trades. Such holders will be entitled to customary piggyback registration rights.

For more information about the A&R Registration Rights Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

Exit Notice

Prior to the execution of the Business Combination Agreement, on May 17, 2021, the Committed Shareholders issued the Exit Notice to Tritium and to each of the other holders of ordinary or C class shares in Tritium, of their intention to effect an exit proposal by way of a trade sale (being the proposed sale of Tritium Shares resulting from the Business Combination). Tritium and each Tritium shareholder is required, under the Shareholders’ Deed, to work together in good faith and use their best endeavors to ensure that the exit proposal is effected.

For more information about the Exit Notice, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

Share Transfer Agreement

Within two business days after the date on which this Registration Statement becomes effective, DCRN, Tritium, NewCo and each Tritium shareholder will enter into the Share Transfer Agreement, pursuant to which NewCo will make a rollover offer on the same terms to each Tritium shareholder to acquire all Tritium Shares held by that Tritium shareholder. The consideration for the purchase of the entire issued share capital of Tritium is the issue to Tritium shareholders by NewCo of 120,000,000 NewCo Ordinary Shares with a value of $10.00 per NewCo Ordinary Share. These NewCo Ordinary Shares will be issued to Tritium shareholders in their respective proportions at Closing.

For more information about the Share Transfer Agreement, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

Lock-Up Agreements

Concurrently with the Closing, all existing Tritium shareholders, or their attorney-in-fact, will enter into the Lock-Up Agreement with NewCo, Tritium and DCRN, pursuant to which they will agree, subject to certain customary exceptions, not to (i) effect any sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any securities of NewCo, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of NewCo, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii), for six months after the Closing.

For more information about the Lock-Up Agreements, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

Subscription Agreement

In connection with the Business Combination, DCRN, NewCo and Palantir entered into the Subscription Agreement, pursuant to which Palantir agreed to subscribe for and purchase, and NewCo agreed to issue and sell, 1,500,000 NewCo Ordinary Shares for a purchase price of $10.00 per share. The closing of the sale of the PIPE Shares pursuant to the Subscription Agreement will take place immediately prior to or substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination. Pursuant to the Subscription Agreement, NewCo agreed that, within 30 calendar days after the closing of the PIPE Financing, NewCo will file with the SEC (at NewCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and NewCo will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof.

NewCo Constitution

Pursuant to the terms of the Business Combination Agreement, the Constitution will be the constitution of NewCo following the Closing. For more information about the Constitution, see the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

Ownership of NewCo after Closing

Upon consummation of the Business Combination, the Tritium shareholders and the DCRN stockholders will become NewCo shareholders.

The following table illustrates the varying ownership levels of NewCo after the Business Combination under two scenarios: one with no redemptions by DCRN public stockholders and one with maximum redemptions by DCRN public stockholders as of December 6, 2021 (totals may not add to 100.0% due to rounding):

	Assuming No Redemptions	% Shareholding	Assuming Maximum Redemptions	% Shareholding
Shares held by former Tritium Shareholders(1)	120,000,000	69.8	120,000,000	78.4
Shares held by current DCRN public stockholders(2)	40,250,000	23.4	21,536,950	14.0
Shares held by DCRN initial stockholders(3)	10,062,500	5.9	10,062,500	6.6
Shares issued to Palantir(4)	1,500,000	0.9	1,500,000	1.0

Total NewCo Ordinary Shares	171,812,500		153,099,450

(1)	Pursuant to the Business Combination Agreement, the aggregate number of NewCo Ordinary Shares issued to the existing Tritium shareholders will equal 120 million.
(2)

Underlying shares of DCRN Class A Common Stock are subject to possible redemption. The maximum redemption scenario is determined based on the assumption that the Minimum Cash Condition of $200 million in the Trust Account is satisfied at Closing (after giving effect to the PIPE Funds, redemption payments and DCRN transaction expenses).

(3)	Shares held by DCRN Sponsor and DCRN’s management and board of directors.
(4)	Shares issued in exchange for $15.0 million of PIPE Funds.

See the section entitled “The Business Combination—Total NewCo Shares to Be Issued in the Business Combination” for more information.

Description of NewCo Securities

If the Business Combination is successfully completed, Tritium shareholders and DCRN stockholders will become NewCo shareholders, and their rights as NewCo shareholders will be governed by NewCo’s organizational documents adopted at Closing and the laws of Australia. Please see section entitled “Description of NewCo Securities” elsewhere in this proxy statement/prospectus for additional information.

The DCRN Board’s Reasons for Approval of the Business Combination

After careful consideration, the DCRN Board recommends that DCRN stockholders vote “For” the approval of the Business Combination Proposal. For a more complete description of the DCRN Board’s reasons for the approval of the Business Combination and the recommendation of the DCRN Board, see the section entitled “The Business Combination—DCRN Board’s Consideration of and Reasons for Approving the Business Combination.”

Satisfaction of 80% Test

It is a requirement under the DCRN Charter and the NASDAQ listing requirements that the business or assets acquired in an Initial Business Combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an Initial Business Combination. In connection with its evaluation and approval of the Business Combination, the

DCRN Board determined that the fair market value of Tritium is $1.2 billion, based on, among other things, comparable company revenue and other financial performance multiples.

DCRN Special Meeting

Date, Time and Place of the DCRN Special Meeting

The DCRN special meeting will be held at 10:00 a.m., Eastern time, on January 12, 2022, via live webcast at the following address: https://www.cstproxy.com/decarbonizationplusacquisitionii/2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Proposals

At the DCRN special meeting, DCRN stockholders will be asked to consider and vote upon the following proposals:

1.

The Business Combination Proposal — To adopt and approve the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination (the “Business Combination Proposal or “Proposal No. 1”).

2.

The NewCo Constitution Proposal — On a non-binding advisory basis, to approve the governance provisions contained in the Constitution that materially affect DCRN stockholder rights, presented separately in accordance with SEC guidance (the “NewCo Constitution Proposal” or “Proposal No. 2”).

3.

The Adjournment Proposal — To approve the adjournment of the DCRN special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal (the “Adjournment Proposal” or “Proposal No. 3” and, together with the Business Combination Proposal and the NewCo Constitution Proposal, the “Proposals”).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the virtual DCRN special meeting if you owned shares of DCRN Class A Common Stock or DCRN Class B Common Stock at the close of business on December 6, 2021, which is the record date for the DCRN special meeting. You are entitled to one vote for each share of DCRN Class A Common Stock or DCRN Class B Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 50,312,500 shares of DCRN Class A Common Stock and DCRN Class B Common Stock outstanding in the aggregate, of which 40,250,000 were DCRN public shares and 10,062,500 were DCRN Founder Shares held by the DCRN initial stockholders.

Proxy Solicitation

Proxies may be solicited by mail. DCRN has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares online if it revokes its proxy before the DCRN special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “DCRN Special Meeting—Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the DCRN Special Meeting

A quorum of DCRN stockholders is necessary to hold a valid meeting. A quorum will be present at the DCRN special meeting if holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote thereat attend virtually or are represented by proxy at the DCRN special meeting. Abstentions will count as present for the purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote thereon at the DCRN special meeting, voting as a single class. The approval of the NewCo Constitution Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote and actually cast thereon at the DCRN special meeting, voting as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote online at the DCRN special meeting will not be counted towards the number of shares of DCRN Class A Common Stock and DCRN Class B Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of any vote on the Business Combination Proposal, the NewCo Constitution Proposal or the Adjournment Proposal, but will have the same effect as a vote “Against” the Business Combination Proposal.

The Closing is conditioned on the approval of the Business Combination Proposal at the DCRN special meeting. The NewCo Constitution Proposal is non-binding and is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation to DCRN Stockholders

The DCRN Board believes that each of the Business Combination Proposal, the NewCo Constitution Proposal and the Adjournment Proposal is in the best interests of DCRN and DCRN stockholders and recommends that DCRN stockholders vote “For” each Proposal being submitted to a vote of the stockholders at the DCRN special meeting.

When you consider the recommendation of the DCRN Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as stockholders, DCRN Sponsor and certain of DCRN’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. Please see the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination.”

Vote of the DCRN Initial Stockholders and DCRN’s Other Directors and Officers

Prior to the DCRN IPO, DCRN entered into a letter agreements with the DCRN initial stockholders and other directors and officers of DCRN, pursuant to which each agreed to vote any DCRN Common Stock owned by them in favor of an Initial Business Combination. The letter agreement applies to the DCRN initial stockholders, including DCRN Sponsor, as it relates to the DCRN Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals presented to DCRN stockholders in this proxy statement/prospectus. As of the record date, the DCRN initial stockholders own 10,062,500 Founder Shares, representing approximately 20% of the DCRN Common Stock then outstanding and entitled to vote at the DCRN special meeting. DCRN Sponsor and DCRN’s directors and officers have waived any redemption rights, including with respect to shares of DCRN Class A Common Stock purchased in the DCRN IPO or in the aftermarket, in connection with the Business Combination. The DCRN Founder Shares held by DCRN Sponsor and DCRN’s independent directors have no redemption rights upon DCRN’s liquidation and will be worthless if no Business Combination is effected by DCRN by the Deadline Date. However, DCRN Sponsor and DCRN’s directors and officers are entitled to redemption rights upon DCRN’s liquidation with respect to any shares of DCRN Class A Common Stock they may own.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the DCRN Board to vote in favor of the Business Combination, DCRN stockholders should be aware that, aside from their interests as stockholders, DCRN Sponsor and certain of DCRN’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other DCRN stockholders generally. DCRN’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to DCRN stockholders that they approve the Business Combination. DCRN stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the fact that DCRN Sponsor and DCRN’s independent directors hold an aggregate of 7,366,667 private placement warrants acquired at a purchase price of $11.05 million which, if unrestricted and freely tradable, would be valued at approximately $14.1 million based on the closing price of DCRN public warrants of $1.91 per warrant on December 6, 2021, the record date for the DCRN special meeting (but which are subject to a lock-up and not freely tradable for a period of 30 days following the Closing), all of which would expire worthless if a business combination is not consummated;

•

the fact that DCRN Sponsor and certain of DCRN’s independent directors have agreed not to redeem any of the shares of DCRN Class A Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•

the fact that DCRN Sponsor paid an aggregate of $25,004 for 10,062,500 Founder Shares, including 400,000 DCRN Founder Shares which were subsequently forfeited by DCRN Sponsor at no cost and, upon forfeiture of such shares, DCRN’s independent directors were issued 400,000 DCRN Founder Shares, 40,000 of which were subsequently forfeited upon the resignation of one of DCRN’s independent directors and, upon forfeiture of such shares, DCRN Sponsor was issued 40,000 DCRN Founder Shares at par value of $0.0001 per share, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $100.5 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•

the fact that given the differential in the purchase price that DCRN Sponsor paid for the DCRN Founder Shares as compared to the price of the DCRN units sold in the DCRN IPO and the 9,702,500 NewCo Ordinary Shares that DCRN Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, DCRN Sponsor and its affiliates may earn a positive rate of return on their investment even if the NewCo Ordinary Shares trades below the price initially paid for the DCRN units in the IPO and the DCRN public stockholders experience a negative rate of return following the completion of the Business Combination;

•

the fact that up to an aggregate amount of $1.5 million of any amounts outstanding under the working capital loans made by DCRN Sponsor to DCRN may be converted into DCRN warrants to purchase DCRN Class A Common Stock at a price of $1.50 per warrant at the option of the lender and, if issued, such DCRN warrants would automatically convert into an equal number of NewCo Warrants at Closing;

•

if the Trust Account is liquidated, including in the event DCRN is unable to complete an Initial Business Combination within the required time period, DCRN Sponsor has agreed to indemnify DCRN to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per DCRN public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than DCRN’s independent public accountants) for services rendered or products sold to DCRN or (b) a prospective target business with which DCRN has entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that DCRN’s independent directors own an aggregate of 360,000 DCRN Founder Shares that, upon forfeiture by DCRN Sponsor, were issued to DCRN’s independent directors, which if unrestricted and freely tradeable would be valued at approximately $3.6 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor, and DCRN’s officers and directors, or any of their respective affiliates, will be reimbursed for out-of-pocket expenses incurred in connection with activities on DCRN’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $1.4 million as of December 6, 2021, the record date for the DCRN special meeting;

•	the anticipated appointment of Robert Tichio, a director of DCRN, to the NewCo Board following the Closing;

•

the fact that DCRN Sponsor, and DCRN’s officers and directors will lose their entire investment in DCRN of approximately $11.1 million and will not be reimbursed for any out-of-pocket expenses (of which approximately $1.4 million was owed as of December 15, 2021) if an Initial Business Combination is not completed by the Deadline Date; and

•	the terms and provisions of the Related Agreements as set forth in detail under the section entitled “The Business Combination Agreement and Related Agreements.”

In addition, on December 10, 2021, DCRN issued an unsecured promissory note in the principal amount of up to $1,500,000 to DCRN Sponsor. The note does not bear interest and is repayable in full upon consummation of an Initial Business Combination. If DCRN does not complete an Initial Business Combination, the note will not be repaid and all amounts owed under it will be forgiven. Immediately prior to the consummation of an Initial Business Combination, DCRN Sponsor will have the option, but not the obligation, to convert all or a portion of the unpaid principal balance of the note into that number of DCRN warrants equal to the principal amount of the note so converted divided by $1.50. The terms of such DCRN warrants would be identical to the terms of the DCRN private placement warrants. The note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable. As of December 15, 2021, there was no principal amount outstanding under the promissory note.

Redemption Rights

Under the DCRN Charter, holders of DCRN Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to DCRN to pay its franchise and income taxes, by (b) the total number of shares of DCRN Class A Common Stock issued in the DCRN IPO; provided that DCRN will not redeem any DCRN public shares to the extent that such redemption would result in DCRN having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001, unless the DCRN public shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. As of September 30, 2021, this would have amounted to approximately $10.00 per share. Under the DCRN Charter, in connection with an Initial Business Combination, a DCRN public stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), is restricted from seeking redemption rights with respect to more than 20% of the DCRN public shares.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of DCRN Class A Common Stock for cash and will no longer own shares of DCRN Class A Common Stock and will not receive NewCo Ordinary Shares or participate in NewCo’s future growth, if any. Such a holder will be entitled to receive cash for its DCRN public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to DCRN’s transfer agent in accordance with the procedures described herein. See the section entitled “DCRN Special Meeting—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Certain Information Relating to NewCo

NewCo Board Before the Business Combination

Prior to the consummation of the Business Combination, the NewCo Board consists of Jeffrey Phillips, Brian Flannery and Trevor St. Baker. Prior to the consummation of the Business Combination, Jeffrey Phillips and Brian Flannery intend to resign from the NewCo Board.

NewCo Board and Executive Officers Following the Business Combination

The executive officers, directors and director nominees of NewCo, excluding Jeffrey Phillips and Brian Flannery, are as follows:

Name	Age	Position
Jane Hunter	49	Chief Executive Officer and Executive Director Nominee
Michael Hipwood	57	Chief Financial Officer
Dr. David Finn	43	Chief Vision Officer and Executive Director Nominee
Robert Tichio	44	Non-Executive Director Nominee and Chair Nominee
Trevor St. Baker AO	82	Non-Executive Director
Kenneth Braithwaite	60	Non-Executive Director Nominee
Kara Phillips	42	Non-Executive Director Nominee
Edward Hightower	56	Non-Executive Director Nominee

Upon consummation of the Business Combination, it is expected that (i) each of the officers and directors listed above will hold the indicated offices and (ii) each of the director nominees listed above will be appointed as directors by the NewCo Board. Please see the section entitled “Management of NewCo After the Business Combination” elsewhere in this proxy statement/prospectus for biographies and additional information.

Listing of NewCo Ordinary Shares and NewCo Warrants on the NASDAQ

NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

Delisting of DCRN Common Stock and Deregistration of DCRN

DCRN and Tritium anticipate that, following consummation of the Business Combination, DCRN Class A Common Stock, DCRN units and DCRN warrants will be delisted from the NASDAQ, and DCRN will be deregistered under the Exchange Act.

Comparison of Shareholder Rights

There are certain differences in the rights of DCRN stockholders prior to the Business Combination and the rights of NewCo shareholders after the Business Combination. Please see the section entitled “Comparison of Shareholder Rights” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights

Appraisal rights are not available to holders of shares of DCRN Class A Common Stock and DCRN Class B Common Stock in connection with the Business Combination.

Material U.S. Federal Income Tax Considerations

Holders of DCRN Class A Common Stock and DCRN warrants should carefully read the discussion under the caption “Material U.S. Federal Income Tax Considerations” included elsewhere in this proxy statement/ prospectus for a discussion of the material U.S. federal income tax considerations with respect to electing to have their shares of DCRN Class A Common Stock redeemed for cash if the Business Combination is completed, the Merger, and, if applicable, the ownership and disposition of NewCo Ordinary Shares and NewCo Public Warrants following the Business Combination.

Holders of DCRN Class A Common Stock and DCRN warrants (i) who exercise their redemption rights with respect to their shares of DCRN Class A Common Stock, (ii) who exchange their DCRN Class A Common Stock for NewCo Ordinary Shares and/or (iii) whose DCRN warrants will automatically convert into NewCo Warrants in the Merger should consult with, and rely solely upon, their tax advisors to determine the specific tax consequences to them of the Business Combination and, to the extent applicable, of owning NewCo Ordinary Shares or NewCo Warrants following the completion of the Business Combination, including the applicability and effect of any U.S. federal, state, local, or non-U.S. tax laws and tax treaties (and any potential future changes thereto).

Material Australian Tax Considerations

Tritium shareholders, DCRN stockholders and DCRN warrant holders should read carefully the information included elsewhere in this proxy statement/prospectus under “Material Australian Tax Considerations” for a detailed discussion of material Australian tax consequences of ownership of and disposition of NewCo Ordinary Shares after the Business Combination. The information provided under “Material Australian Tax Considerations”

has been prepared solely for the purpose of allowing Tritium shareholders and DCRN stockholders to broadly understand certain Australian tax implications of holding and disposing of NewCo Ordinary Shares and does not represent individual tax advice from an appropriate professional advisor with knowledge of all of the relevant facts and circumstances of each individual shareholder. All Tritium shareholders and DCRN stockholders are strongly advised to obtain and rely on their own professional tax advice based on their own specific circumstances.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill, intangible assets or other fair value adjustments recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, DCRN will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Tritium will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Tritium (i.e., a capital transaction involving the issuance of stock by DCRN for the stock of Tritium). Tritium will, consequently, be deemed the accounting predecessor meaning that Tritium’s consolidated assets, liabilities and results of operations will become the historical financial statements of NewCo. The shares issued by the accounting acquirer are recognized at fair value and recorded as consideration for the acquisition of the public shell company, DCRN. The net assets of DCRN will be recognized at historical cost (which is expected to be consistent with carrying value). Tritium has been determined to be the accounting acquirer and predecessor in the Business Combination based on evaluation of the following facts and circumstances:

•	Tritium’s shareholders will have the largest voting interest in NewCo under both the no redemption and maximum redemption scenarios;

•

NewCo’s board of directors will initially consist of seven directors: Tritium’s shareholders will be initially entitled to appoint five directors and DCRN will be initially entitled to appoint two directors;

•	Tritium’s existing shareholders will have the ability to control decisions regarding the election and removal of directors from the NewCo Board;

•	NewCo will continue to operate under the Tritium tradename and the headquarters of NewCo will be Tritium’s existing headquarters;

•	The business of Tritium will comprise the ongoing operations of NewCo;

•	Tritium’s senior management will serve as the majority of senior management of NewCo; and

•	Tritium is the larger entity, in terms of both revenues and total assets.

Other factors were considered, including the purpose and intent of the Business Combination, noting that the preponderance of evidence as described above is indicative that Tritium is the accounting acquirer and predecessor in the Business Combination.

Risk Factor Summary

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to NewCo and Tritium’s business and industry and the Business Combination are summarized below.

•	Tritium is a growth-stage company with a history of losses, and it expects to incur significant expenses and continuing losses for the near term.

•

Tritium has experienced rapid growth and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

•	Tritium currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.

•	Tritium faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations.

•

Tritium relies on a limited number of suppliers and manufacturers of certain key components for its charging stations. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect Tritium’s business, financial condition and operating results.

•

Tritium is dependent on a limited number of significant customers and distributors for a substantial portion of its revenues. The loss of any such customer or distributor, a reduction in sales to any such customer or distributor, or the decline in the financial condition of any such customer or distributor could have a material adverse effect on Tritium’s business, financial condition, and results of operations if they are not replaced with another large sales order.

•	Tritium is expanding its operations internationally, which will expose it to additional tax, compliance, market and other risks.

•

If a safety issue occurs with Tritium products, or similar products from another manufacturer, there could be adverse publicity around Tritium’s products or the safety of charging stations generally, which could adversely affect Tritium’s business and results of operations.

•

If products in Tritium’s product roadmap, including Tritium’s software licenses, do not achieve projected sales in the future in their planned channel, revenue forecasts for that product will not be met and Tritium’s results of operations could be adversely affected.

•	Tritium’s future growth and success is highly correlated with, and thus dependent upon, the continuing rapid adoption of EVs for passenger and fleet applications.

•

The EV charging industry is characterized by rapid technological change, which requires Tritium to continue to develop new products and product innovations. Any delays or failures in such development could adversely affect market adoption of its products and Tritium’s financial results.

•

Tritium’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers and drivers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

•	Tritium expects to generate revenue from services and support of their customer installation base. Inadequate services and support could significantly reduce its profitability.

•

Future revenue from Tritium’s software business will depend on customers renewing their services subscriptions and subscribing to newly developed software license offerings. If customers do not agree to pay for the software that they have been previously making use of or stop using the software or any of Tritium’s other subscription offerings, or if customers fail to add more stations, Tritium’s business and operating results will be adversely affected.

•	NewCo will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

•

Tritium has identified material weaknesses in its internal control over financial reporting. If Tritium is unable to remediate these material weaknesses, or if NewCo identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of NewCo’s consolidated financial statements or cause NewCo to fail to meet its periodic reporting obligations.

•

Tritium’s financial condition and results of operations are likely to fluctuate in the future due to, among other things, the cyclical nature of the automotive industry, which could cause its results to fall below expectations, resulting in a decline in the price of NewCo Ordinary Shares.

•	Tritium may be adversely affected by foreign currency fluctuations.

•	Data protection laws, and similar domestic or foreign regulations, may adversely affect Tritium’s business.

•

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject Tritium to penalties and other adverse consequences.

•	Tritium could be adversely impacted if it fails to comply with U.S. and international import and export laws.

•	Failure to comply with laws relating to labor and employment could subject Tritium to penalties and other adverse consequences.

•

As a “foreign private issuer” under the rules and regulations of the SEC, NewCo is permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

•

The success of NewCo following the Business Combination depends on the business operations of Tritium, which exposes investors to a concentration of risk in the limited sectors in which Tritium’s business is focused.

•	DCRN and Tritium expect to incur significant transaction costs in connection with the Business Combination.

•

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

Market Prices and Dividends

NewCo

Historical market price information regarding NewCo is not provided because there is no public market for its securities.

NewCo has not paid any cash dividends on the NewCo Ordinary Shares to date.

DCRN

The DCRN units, DCRN Class A Common Stock and DCRN warrants are currently listed on the NASDAQ under the symbols “DCRNU,” “DCRN” and “DCRNW,” respectively. Each DCRN unit consists of one share of DCRN Class A Common Stock and one-third of one DCRN warrant. The DCRN units commenced trading on February 8, 2021, the DCRN Class A Common Stock and DCRN public warrants began trading on March 29, 2021.

The following table sets forth, for the period indicated, the high and low sales prices per DCRN unit, share of DCRN Class A Common Stock and DCRN warrant as reported on the NASDAQ for the periods presented:

Fiscal Year 2020	DCRN Units (DCRNU)		DCRN Class A Common Stock (DCRN)		DCRN Warrants (DCRNW)
	High	Low	High	Low	High	Low
Quarter ended March 31, 2021	$11.89	$9.80	$16.00	$9.68	$2.50	$0.83
Quarter ended June 30, 2021	$10.45	$9.97	$10.10	$9.60	$2.50	$0.96
Quarter ended September 30, 2021	$10.54	$10.11	$9.95	$9.82	$1.86	$1.04
Quarter ending December 31, 2021 (through December 15, 2021)	$11.30	$10.24	$10.43	$9.86	$2.85	$1.09

On May 24, 2021, the last trading date before the public announcement of the Business Combination, DCRN units, DCRN Class A Common Stock and DCRN warrants closed at $9.99, $9.66 and $1.03, respectively.

DCRN has not paid any cash dividends on the DCRN Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Tritium

Historical market price information regarding Tritium is not provided because there is no public market for its securities.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the Proposals to be voted on at the DCRN special meeting. The risks discussed herein have been identified based on an evaluation of the historical risks faced by Tritium and DCRN and relate to current expectations as to future risks that may result from the Business Combination. Certain of the following risk factors apply to the business and operations of Tritium and will also apply to the business and operations of NewCo following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of NewCo following the Business Combination. This could cause the trading price of the DCRN Common Stock, the DCRN units, the DCRN warrants, the NewCo Ordinary Shares or the NewCo Warrants to decline, perhaps significantly, and you therefore may lose all or part of your investment. You should carefully consider the following risk factors in conjunction with the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” “Tritium Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “DCRN Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements of Tritium, the financial statements of DCRN and notes to the financial statements included herein. The risks discussed below are not exhaustive and are based on certain assumptions made by NewCo, DCRN and Tritium which later may prove to be incorrect or incomplete. Investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Tritium, DCRN and NewCo. Each of NewCo, DCRN and Tritium may face additional risks and uncertainties that are not presently known to it, or that are currently deemed immaterial, which may also impair its business or financial condition.

Risks Related to Tritium’s Business

Tritium is a growth-stage company with a history of losses, and it expects to incur significant expenses and continuing losses for the near term.

Tritium incurred total comprehensive losses of $35.0 million and $63.2 million for the year ended June 30, 2020, and the year ended June 30, 2021, respectively. Tritium believes it will continue to incur operating and net losses for the near term. Even if it achieves profitability, there can be no assurance that it will be able maintain profitability in the future. Tritium’s potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric trucks and other vehicles, and other electric transportation modalities, which may not occur. Further, EV charging is a developing technology and Tritium’s future business performance is dependent upon its ability to build and sell a differentiated technology. If EV charging technology commoditizes and prices decrease more rapidly than Tritium has forecasted, its market share and results of operations may be adversely impacted.

Tritium has experienced rapid growth and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

Tritium has experienced rapid growth in recent periods. For example, the number of full-time employees has grown from 222 in 2018 to 320 as of July 31, 2021. The growth and expansion of its business has placed and continues to place a significant strain on management, operations, financial infrastructure and corporate culture. In the event of further growth, Tritium’s information technology systems and Tritium’s internal control over financial reporting and procedures may not be adequate to support its operations and may introduce opportunities for data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate funds. Tritium may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors.

To manage growth in operations and personnel, Tritium will need to continue to improve its operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, loss of key personnel, information security vulnerabilities or other operational difficulties, any of which could adversely affect its business performance and operating results.

Tritium currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.

The EV charging industry is relatively new, and the competitive landscape is still developing. Successfully penetrating large emerging EV markets, such as North America and Europe, will require early engagement with customers to gain market share, and ongoing efforts to scale channels, installers, teams and processes. Tritium’s potential entrance into additional Asia-Pacific markets such as Japan, South Korea and Singapore may require establishing itself against existing competitors. In addition, there are multiple competitors in North America and Europe that could begin selling and commissioning chargers of lower quality which, in turn, may cause poor driver experiences, hampering overall EV adoption or trust in EV charging providers.

Tritium believes that it is differentiated from current publicly listed EV charger manufacturers in that it focuses exclusively on developing DC fast charging solutions. However, there are other means for charging EVs and the continued or future adoption of such other means could affect the demand for Tritium’s DC fast charging products and services. For example, Tesla Inc. (“Tesla”), continues to build out its proprietary supercharger network across the United States for Tesla vehicles and has announced that it plans to open this network to other EVs beginning later in 2021, which could reduce overall demand for DC fast charging at other sites. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking on-premise EV charging capability. In addition, many EV charging manufacturers are offering home charging equipment, which could reduce demand for on-premise charging capabilities if EV owners find charging at home to be sufficient. Further, the continued or future adoption of other home charging technologies could reduce the demand for Tritium’s planned home charging product offerings.

Further, Tritium’s current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than Tritium to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted technologies, greater marketing expertise and greater financial resources, which could put Tritium at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of Tritium’s current or future target markets, which could create price pressure. In light of these factors, even if Tritium’s offerings are more effective and of higher quality than those of its competitors, current or potential customers may accept competitive solutions. If Tritium fails to adapt to changing market conditions or continue to compete successfully with current charging providers or new competitors, its growth will be limited which would adversely affect its business and results of operations.

Tritium faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations.

The impact of the COVID-19 pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The impact of the COVID-19 pandemic has also resulted in a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a decrease in EV sales in markets around the world. Any sustained downturn in demand for EVs would harm Tritium’s business.

Throughout the COVID-19 pandemic, government authorities have implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. The reimplementation of these measures upon a resurgence of the virus or a rise in variants may adversely impact Tritium’s employees and operations and the operations of its customers, suppliers, vendors and business partners, and may negatively impact demand for EV charging stations, particularly at workplaces. These measures by government authorities may remain in place for a significant period of time and may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations.

The COVID-19 pandemic has also prompted a trend towards expanding contractual liability, including penalties for delivery and service delays and force majeure clauses for suppliers, which could have a material adverse effect on Tritium’s business and results of operations if delivery or servicing of its products is delayed due to COVID-19 restrictions or similar events. There is an increased risk of both litigation and loss of business due to service and delivery delays resulting from COVID-19 pandemic impacts.

The impact of the COVID-19 pandemic on international shipping and air freight, including fewer available shipping providers and routes and air freight capacity and routes and significantly increased costs, has increased Tritium’s cost of goods sold and may continue to increase cost of goods sold in the future. Additionally, any future shipping or air freight delays and cost increases as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on Tritium’s business and results of operations.

The extent to which the COVID-19 pandemic impacts Tritium’s business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted with certainty, including, but not limited to, the rise and prevalence of future resurgences or variants, duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and when and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in charging stations or in providing commissioning or maintenance services. Additionally, the COVID-19 pandemic has already led to and may continue to lead to additional cost increases in the component parts used to manufacture and service EV charging stations, impacting Tritium’s business and results of operations. Even after the COVID-19 pandemic has subsided, Tritium may continue to experience an adverse impact to its business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

The COVID-19 pandemic has also led to less international migration, impacting job markets in the countries that Tritium operates in, specifically increasing labor costs and the cost of attracting talented executives, sales staff and engineers, and also limiting the available pool of talent due to international travel restrictions and quarantine requirements, leading to labor being less mobile for interstate and international moves. These restrictions could have a material adverse effect on Tritium’s business and results of operations.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for Tritium’s products and services.

Tritium relies on a limited number of suppliers and manufacturers of certain key components for its charging stations. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect Tritium’s business, financial condition and operating results.

Tritium relies on a limited number of suppliers to manufacture components for its charging stations, including in some cases only a single supplier for some products and components. This reliance on a limited number of suppliers increases Tritium’s risks, since it does not currently have proven reliable alternative or replacement suppliers for certain components beyond these key parties, and in some cases replacing the supplier would require re-certification of the charging station by relevant regulatory authorities. In the event of a disruption, Tritium may not be able to increase capacity from other sources, or develop alternate or secondary sources, without incurring material additional costs and substantial delays. Thus, Tritium’s business could be adversely affected if one or more of its suppliers is impacted by any raw materials shortages or price increases, or manufacturing, shipping or regulatory disruptions.

If Tritium experiences a significant increase in demand for its charging stations, or if it needs to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms or at all, which may undermine its ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a supplier that has the capability and resources to build charging station components in sufficient volume. Identifying suitable suppliers and sub-assembly manufacturers could be an extensive process that requires Tritium to become satisfied with their component or sub-assembly specifications, quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical or environmental, social and governance (“ESG”) practices. Accordingly, a loss of any significant suppliers or sub-assembly manufacturers could have an adverse effect on Tritium’s business, financial condition and operating results.

Tritium is dependent on a limited number of significant customers and distributors for a substantial portion of its revenues. The loss of any such customer or distributor, a reduction in sales to any such customer or distributor, or the decline in the financial condition of any such customer or distributor could have a material adverse effect on Tritium’s business, financial condition, and results of operations if they are not replaced with another large sales order.

Tritium is, and may continue to be, dependent on a limited number of customers and distributors for a substantial portion of its revenue. Tritium cannot be certain that customers and/or distributors that have accounted for significant revenues in past periods, individually or as a group, will continue to generate similar revenues in any future period. The loss of any of Tritium’s major customers could negatively affect its results of operations, and any reduction, delay or cancellation of orders from one or more of its significant customers, or a decision by one or more of its significant customers to select products manufactured by a competitor, would significantly and negatively impact its revenue. Additionally, the failure of Tritium’s significant customers to pay their current or future outstanding balances would increase its operating expenses and reduce its cash flows.

Tritium’s contract with its exclusive distributor for the fuel market expired in August 2021, and Tritium does not expect the exclusive distributor contract to be renewed. Tritium expects to continue to work with this distributor to fill fuel customers’ orders that were already secured prior to August 2021.

Tritium previously had a three-year, exclusive distributor agreement with Gilbarco Inc. (“Gilbarco”), an affiliate of a Tritium shareholder, who had the sole right during the term of the distributor contract to lead sales into fuel customers and to sell Tritium products into the fuel segment (with an exception for charge point operators). That agreement expired on August 29, 2021, which requires Tritium and Gilbarco to negotiate the assignment of existing contracts between Gilbarco’s and Tritium’s end customers or enter continuity agreements for supply and servicing under such contracts. The expiration of the agreement also means that in order to sell to fuel segment customers, rather than selling through Gilbarco, Tritium must now either (i) directly tender products and services or enter supply arrangements with those customers or (ii) use other Tritium distributors to sell products and services into the fuel segment. Additionally, as a result of the expiration of the agreement, Gilbarco may now sell products that compete with Tritium’s products to Tritium’s existing and prospective customers. Failure to retain these fuel customers could adversely affect Tritium’s business and results of operations. See “Business of Tritium and Certain Information About Tritium—Distribution.”

While Tritium to date has not made material acquisitions, should it pursue acquisitions in the future, it would be subject to risks associated with acquisitions.

Tritium may acquire additional assets, products, technologies or businesses that are complementary to its existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into Tritium’s own business would require attention from management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

If Tritium is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

Tritium’s success depends, in part, on its continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to do so effectively would adversely affect its business.

Competition for employees can be intense, and the ability to attract, hire and retain them depends on Tritium’s ability to provide competitive compensation, culture and benefits. Tritium may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect its business, including the execution of its global business strategy.

Tritium is expanding its operations internationally, which will expose it to additional tax, compliance, market and other risks.

Tritium’s primary operations are in Australia, the United States and the Netherlands, and it maintains contractual relationships with suppliers and sub-assembly manufacturers throughout the world. Tritium is continuing to invest to increase its presence in these regions and to expand globally. Tritium is also exploring the possibility of establishing a software team and additional corporate offices in California. Managing this expansion requires additional resources and controls, and could subject Tritium to risks associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	lack of availability of government incentives and subsidies;

•	potential changes to its established business model;

•	cost of alternative power sources, which could vary meaningfully;

•

difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

•	installation challenges;

•	differing driving habits and transportation modalities in other markets;

•	different levels of demand among commercial, fleet and residential customers;

•

compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the EU General Data Protection Regulation (the “GDPR”), changing requirements for legally transferring data out of the European Economic Area, Singapore’s Personal Data Protection Act, as amended, and the California Consumer Privacy Act (“CCPA”);

•	compliance with U.S. and foreign anti-bribery laws including the FCPA and the UK Bribery Act 2010 (the “UK Bribery Act”);

•	conforming products to various international regulatory and safety requirements as well as charging and other electric infrastructures;

•	difficulty in establishing, staffing and managing foreign operations;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	restrictions on repatriation of earnings;

•

compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and

•	regional economic and political conditions.

As a result of these risks, Tritium’s current expansion efforts and any potential future international expansion efforts may not be successful.

Tritium’s management team has limited experience in operating a public company in the United States.

Tritium’s executive officers have limited experience in the management of a publicly traded company in the United States. The management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that a significant amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the company. Tritium may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.

Tritium’s future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators as that market matures.

Tritium’s future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators. The electrification of fleets is an emerging industry, and fleet operators may not adopt EVs on a widespread basis and on the timelines Tritium anticipates. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle could also be longer for sales to fleet operators, as they are often larger organizations, with more formal procurement processes than smaller commercial site hosts, for example. Fleet operators may also require significant additional services and support, and if Tritium is unable to provide such services and support, it may adversely affect its ability to attract additional fleet operators as customers. Any failure to attract and retain fleet operators as customers in the future would adversely affect Tritium’s business and results of operations.

Depending on funds raised in connection with the Business Combination, Tritium may need to raise additional funds and these funds may not be available when needed.

Tritium may need to raise additional capital in the future to further scale its business and expand to additional markets. Tritium may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. Tritium cannot be certain that additional funds will be available on favorable terms when required, or at all. If Tritium cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If Tritium raises funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict Tritium’s business, or other unfavorable terms. In addition, to the extent Tritium raises funds through the sale of additional equity securities, Tritium shareholders would experience additional dilution.

Any delay in Tritium achieving its manufacturing expansion planned for Europe and the United States could impact revenue forecasts associated with these facilities.

Tritium presently intends to apply a portion of the funds raised in connection with the Business Combination to fund at least a substantial portion of the costs of establishing new manufacturing facilities in Europe and the United States. Tritium’s ability to fund the completion of these projects may depend on, in addition to the funds raised in connection with the Business Combination, cash flow from future operations, which may not materialize or be available at the needed levels, or other sources of funding, which may not be available at acceptable rates or at all. In addition, completion of these projects could be delayed due to factors outside of Tritium’s control, including equipment delivery delays and other shipping delays or interruptions, delays in customs processing, delays in obtaining regulatory approvals, work stoppages, imposition of new trade tariffs, unusual weather conditions and impacts of the COVID-19 pandemic. Any delays in completion of these projects could impact revenue forecasts associated with the expanded facilities and could adversely affect Tritium’s business, financial condition and results of operations.

If a safety issue occurs with Tritium products, or similar products from another manufacturer, there could be adverse publicity around Tritium’s products or the safety of charging stations generally, which could adversely affect Tritium’s business and results of operations.

Manufacturers of EV charging stations, including Tritium, may be subject to claims that their products have malfunctioned and, as a result, persons were injured and/or property was damaged. For example, under certain circumstances, including improper charging, lithium-ion batteries have been observed to catch fire or vent smoke and flames. In addition, Tritium’s customers could be subjected to claims as a result of such incidents and may bring legal claims against Tritium to attempt to hold Tritium liable. Any of these events could result in negative publicity and reputational harm, which could adversely affect Tritium’s business and results of its operations.

If products in Tritium’s product roadmap, including Tritium’s software licenses, do not achieve projected sales in the future in their planned channel, revenue forecasts for that product will not be met and Tritium’s results of operations could be adversely affected.

Tritium cannot assure you that the software and hardware technology on Tritium’s product roadmap will prove to be commercially viable or meet projected revenue forecasts. Tritium’s business is based on new technology and if its software or hardware fails to achieve expected performance and cost metrics, Tritium may be unable to develop demand for products and generate sufficient revenue to meet forecasts for one or more product channels. Further, Tritium and/or its customers may experience operational problems with Tritium’s products that could delay or defeat the ability of such products to generate revenue or operating profits. If Tritium is unable to achieve its sales targets on time and within its planned budget, its business, results of operations and financial condition could be materially and adversely affected.

An interruption of Tritium’s production capability at one or more of its manufacturing facilities from pandemics, accident, calamity or other causes, or events affecting the global economy, could adversely affect Tritium’s business.

Tritium manufactures its products at a limited number of manufacturing facilities, and it generally does not have redundant production capabilities that would enable it to shift production of a particular product rapidly to another facility in the event of a loss of one of, or a portion of one of, its manufacturing facilities. A catastrophic loss of the use of one or more of Tritium’s manufacturing facilities due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, extreme weather events, natural disasters, condemnation, cyberattacks, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on Tritium’s production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of Tritium’s control, of Tritium’s equipment and machinery could result in production delays or the loss of raw materials or products in the equipment or machinery at the time of such failures. Any of these events could result in substantial revenue loss and repair costs. An interruption in Tritium’s production capabilities could also require it to make substantial capital expenditures to replace damaged or destroyed facilities or equipment. There are a limited number of manufacturers that make some of the equipment Tritium uses in its manufacturing facilities, and Tritium could experience significant delay in replacing or repairing manufacturing equipment necessary to resume production. An interruption in Tritium’s production capability, particularly if it is of significant duration, could result in a permanent loss of customers who decide to seek alternate products and could materially adversely affect Tritium’s business, financial condition and operating results.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect Tritium’s business.

Tritium’s financial performance is affected by the availability of qualified personnel and the cost of labor. An increase in labor costs, work stoppages or disruptions at Tritium’s facilities or those of its suppliers or transportation service providers, or other labor disruptions, could decrease Tritium’s sales and increase its expenses. The effects of the COVID-19 pandemic have reduced immigration of skilled labor into Australia and correspondingly reduced the labor pool for certain key roles. The COVID-19 pandemic has also led to reduced interstate migration within Australia. These factors could increase wages for certain roles or cause business operations to suffer. Although Tritium’s employees are not represented by a union, its labor force may become subject to labor union organizing efforts, which could cause Tritium to incur additional labor costs. Some of Tritium’s employees are covered by Awards (as defined below) or, in the Netherlands, a Collective Labor Agreement (as defined below). In Australia, Awards are set by the Australian legislature and define the minimum terms of employment within a specific industry or occupation. Awards that apply to Tritium’s employees in Australia include the Manufacturing and Associated Industries and Occupations Award, the Professional Employees Award and the Clerks Award (collectively, “Awards”). Employees employed by Tritium’s Dutch subsidiaries (i.e., Tritium Europe B.V. and Tritium Technologies B.V.) are covered by a Collective Labor Agreement (“Collective Labor Agreement”), which sets out the minimum terms of their employment agreements.

The competition for skilled manufacturing, sales and other personnel is intense in the regions in which Tritium’s manufacturing facilities are located. A significant increase in the salaries and wages paid by competing employers could result in a reduction of Tritium’s labor force, increases in the salaries and wages that it must pay, or both. Additionally, potential employees may seek remote work options that are unavailable for certain positions. If Tritium is unable to hire and retain skilled manufacturing, sales and other personnel, its ability to execute its business plan, and Tritium’s results of operations, would suffer.

Risks Related to the EV Market

Changes to fuel economy standards or the success of alternative fuels such as green hydrogen may negatively impact the EV market and depot charging sales opportunities for heavy vehicles and thus the demand for Tritium’s products and services.

If the fuel efficiency of non-electric vehicles continues to increase, and the cost of vehicles using renewable transportation fuels, such as ethanol and biodiesel, improves, the demand for EVs could diminish. In addition, the EV fueling model is different than gasoline or other fuel models, requiring behavior change and education of influencers, consumers and others, such as regulatory bodies. Developments in alternative technologies, such as green hydrogen, advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. For example, fuel that is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as the preferred alternative to petroleum-based fuels. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based fuels over others, which may not necessarily be EVs. This may impose additional obstacles to the purchase of EVs or the development of a more ubiquitous EV market. Finally, the state of California’s waiver for setting state-specific vehicle emissions standards may or may not be reinstated, which could impact California’s ability to set fuel economy standards that encourage the adoption of EVs, which are followed by many other states. If any of the above cause or contribute to consumers or businesses no longer purchasing EVs or purchasing them at a lower rate, it would materially and adversely affect Tritium’s business, operating results, financial condition and prospects.

Tritium’s future growth and success is highly correlated with, and thus dependent upon, the continuing rapid adoption of EVs for passenger and fleet applications.

Tritium’s future growth is highly dependent upon the adoption of EVs both by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and other competitive factors, evolving government regulation and industry standards, changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although demand for EVs has grown in recent years, there is no guarantee of continued growth or future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, Tritium’s business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

•	perceptions about EV features, quality, safety, performance and cost;

•	perceptions about the limited range over which EVs may be driven on a single battery charge;

•	concerns regarding the availability of convenient fast-charging infrastructure;

•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

•	volatility in the cost of oil, gasoline and electricity;

•	concerns regarding the stability of the electrical grid;

•	the decline of an EV battery’s ability to hold a charge over time;

•	availability of service and maintenance for EVs;

•	availability of critical minerals and other components for the manufacture of EVs and EV batteries;

•	consumers’ perception about the convenience and cost of charging EVs;

•	increases in fuel efficiency;

•	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

•	relaxation of government mandates or quotas regarding the sale of EVs; and

•	concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles. Furthermore, because fleet operators are expected to make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and Tritium’s products and services in particular.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect Tritium’s business, financial condition and operating results.

The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and other entities in many countries around the world to offset the purchase or operating cost of EVs and EV charging stations. Tritium’s sales and sales growth heavily rely on these incentives to continue the transition towards the electrification of transport, and therefore the demand for EV chargers. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect Tritium’s financial results.

The U.S. federal government, foreign governments and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits, and other financial incentives, such as payments for regulatory credits. The EV market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV charging stations for customers and support widespread installation of EV charging infrastructure. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. In particular, Tritium has heavily relied upon the availability of U.S. federal tax credits to purchasers under Section 30C of the Code to market its EV charging stations, which subsidize the cost of placing in service EV charging stations. The credits under Section 30C of the Code are set to expire on December 31, 2021, and thus would not be available going forward unless extended. There can be no assurance that the credits under Section 30C of the Code will be extended, or if extended, will not be otherwise reduced. Any reduction in rebates, tax credits or other financial incentives, including the credit under Section 30C of the Code, could negatively affect the EV market and adversely impact Tritium’s business operations and expansion potential.

Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells, could harm the ability of EV manufacturers to produce electric vehicles.

EV manufacturers may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such cost increase or supply interruption could materially negatively impact their businesses as well as Tritium’s business prospects, financial condition and operating results. EV manufacturers use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), lithium, and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand and could adversely affect their businesses and Tritium’s business prospects and operating results. Additionally, certain manufacturers may be required to comply with supply chain diligence requirements in obtaining certain of these raw materials, which may result in increased procurement costs if only a limited number of suppliers meet such criteria. As such, Tritium is exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•

the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the EV industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt and lithium, used in lithium-ion cells.

Any disruption in the supply of battery cells could temporarily disrupt production of all EVs. Moreover, battery cell manufacturers may refuse to supply to EV manufacturers if they determine that the vehicles are not sufficiently safe. Substantial increases in the prices for raw materials would increase EV manufacturers’ operating costs and could reduce their margins if the increased costs cannot be recouped through increased EV prices. This would likely result in the production of fewer EVs by manufacturers.

The EV charging industry is characterized by rapid technological change, which requires Tritium to continue to develop new products and product innovations. Any delays or failures in such development could adversely affect market adoption of its products and Tritium’s financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology, including Tritium’s products. Tritium’s future success will depend upon its ability to timely develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of EV charging. Wireless inductive EV charging could also become more viable and gain some market share. As new products are introduced, gross margins tend to decline in the near term and improve as the product become more mature and with a more efficient manufacturing process.

As EV technologies change, Tritium may need to upgrade or adapt its charging station technology and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery cell technology, which could involve substantial costs. Even if Tritium is able to keep pace with changes in technology and develop new products and services, its product development expenses could increase, its gross margins could be adversely affected in some periods and its prior products could become obsolete more quickly than expected.

Tritium cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage Tritium’s relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase Tritium’s competitors’ products or services.

If Tritium is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products and services could lose market share, its revenue will decline, it may experience higher operating losses and its business and prospects will be adversely affected.

Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

This proxy statement/prospectus includes estimates of the addressable market for Tritium’s products and solutions, and the EV market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the current COVID-19 pandemic. The estimates and forecasts in this proxy statement/prospectus relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasted in this proxy statement/prospectus, Tritium’s business could fail to grow at similar rates.

Competition to increase market share may lead to Tritium’s competitors reducing their margins, or selling competing products at a loss or signing up to unfavorable contract terms, requiring Tritium to either lose market share, sell its products for similarly low margins or increase its exposure to legal risk, which could adversely affect Tritium’s results of operations and financial condition.

Competitive price pressures could negatively affect Tritium’s operating results. The EV market in which Tritium operates is both highly competitive and is at a relatively early stage. In addition, several of Tritium’s larger competitors have significantly greater resources than Tritium and may potentially sell products and services below cost in order to gain market share. If Tritium’s competitors offer discounts on certain products or services in the future, Tritium has in the past and may in the future decide to lower prices on its products and/or services, which could adversely affect its gross margins, financial condition and results of operations.

Competitive pressure to gain market share could result in Tritium’s competitors executing agreements with unfavorable contract terms that shift key risks onto the charger manufacturer, such as new product development and certification timeframes or component failures and requirements to proactively retrofit parts which have not yet failed. If Tritium’s competitors decide to sign contracts on these terms, Tritium may decide to sign up for them in order to compete which could adversely affect results of operations.

If market-driven price reductions exceed forecasted price reductions, Tritium’s cost reduction activities may not offset those reduced prices, which could adversely affect Tritium’s results of operations and financial condition.

The markets in which Tritium participates are intensely competitive and are likely to remain intensely competitive for the foreseeable future. Tritium has experienced pricing pressure on many of its products and anticipates continued pricing pressure in the future. Ongoing and heightened competitive price pressure makes it increasingly important for Tritium to reduce the unit costs of its products. Although Tritium has undertaken and expects to continue to undertake productivity enhancement and cost reduction initiatives, including significant investments in its facilities to improve manufacturing efficiency, cost and product quality, it cannot make assurances that it will complete all of these initiatives, fully realize the estimated cost savings from such activities, or be able to continue to reduce costs and increase productivity. If Tritium is not able to reduce costs sufficiently to offset reduced prices, its market share, margin and results of operations may be adversely affected.

Risks Related to Tritium’s Technology, Intellectual Property and Infrastructure

Tritium may need to defend against intellectual property infringement or misappropriation claims or challenge the patents of its competitors, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge Tritium to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that Tritium will be able to mitigate the risk of potential suits or successfully combat other legal demands by competitors or other third parties. Accordingly, Tritium may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation or arbitration will not occur, and such licenses and associated disputes could significantly increase Tritium’s operating expenses. In addition, if Tritium is determined to have or believes there is a high likelihood that it has infringed upon or misappropriated a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. In addition, to the extent that Tritium’s customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to Tritium’s products and services, Tritium may be required to indemnify such customers and business partners. Further, Tritium may be forced to challenge the patents of its competitors, either in conjunction with defending an infringement claim or separately, in order to protect Tritium’s rights to sell its current and future products. If Tritium were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or other disputes, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Tritium’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties.

Tritium’s success depends, at least in part, on its ability to protect its technology and intellectual property. To accomplish this, Tritium relies on, and plans to continue relying on, a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, its technology. Failure to adequately protect its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of Tritium’s competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results.

The measures Tritium takes to protect its intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•	any patent applications Tritium submits may not result in the issuance of patents;

•	the scope of issued patents may not be broad enough to cover a competitor’s products;

•	any issued patents may be challenged by competitors and/or invalidated by courts or governmental authorities;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

•	current and future competitors may circumvent patents or independently develop similar trade secrets or works of authorship, such as software;

•	know-how and other proprietary information Tritium purports to hold as a trade secret may not qualify as a trade secret under applicable laws; and

•	proprietary designs and technology embodied in Tritium’s products may be discoverable by third parties through means that do not constitute violations of applicable laws.

Patent, trademark, and trade secret laws are geographical in scope and vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of its intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, Tritium’s intellectual property rights may not be as strong or as easily enforced outside of the United States.

It may be possible for a third party to copy or otherwise obtain and use Tritium’s proprietary rights. Tritium employs people on product development projects and in the factory and necessarily discloses to those persons trade secrets and know-how concerning its hardware and software. There is a risk that employees of Tritium may improperly disclose trade secrets to competitors of Tritium for commercial advantage in countries where the legal system does not support enforceability of intellectual property rights. Customers may also dismantle Tritium’s hardware for the purposes of reverse engineering it. While Tritium takes reasonable legal and other steps to protect its trade secrets and know how, there can be no assurance that any protective measure taken by Tritium has been, or will be adequate to protect Tritium’s proprietary rights from industrial espionage risks.

Tritium may be the target of industrial espionage and it is difficult for Tritium to protect against industrial espionage carried out by foreign state actors as it does not currently qualify under the Australian Security Intelligence Organisation Act 1979 (Cth) (“ASIO”) as an entity that may request a security assessment in Australia and therefore can only require police checks for its employees and cannot require baseline or secret security clearances which include an ASIO assessment. This exposes Tritium to potential theft of trade secrets, intellectual property and industry know-how by employees who may act for other countries.

Certain patents in the EV industry may come to be considered “standard essential patents”. If this is the case with respect to any of Tritium’s patents, it may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of Tritium technology and intellectual property, and those derivative works may become directly competitive with Tritium’s offerings. Finally, Tritium may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by Tritium’s vendors in connection with design and manufacture of Tritium’s products, thereby jeopardizing Tritium’s ability to obtain a competitive advantage over its competitors.

Tritium’s products are subject to numerous standards and regulations which may materially and adversely affect its business, results of operations or financial condition. The current lack of certainty and alignment in international standards and regulations may lead to multiple production variants of the same product, products failing customer testing, retrofit requirements for already fielded products, litigation with customers facing retrofit expenses, additional test and compliance expenses and further unexpected costs, and Tritium may not be able to comply with new standards and regulations on a competitive timeline or at all.

Emerging industry standards for EV station management, coupled with utilities and other large organizations mandating their own adoption of specifications that may not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction. Countries may also establish conflicting standards and regulations, increasing product development and compliance costs, delaying deliveries to customers and reducing profitability by introducing additional complexity and lack of standardization of production processes. In addition, automobile manufacturers may choose to utilize their own proprietary systems, which could lock out competition for EV charging stations, or to use their size and market position to influence the market, which could limit Tritium’s market and reach to customers, negatively impacting its business.

Further, should regulatory bodies later impose a standard that is not compatible with Tritium’s infrastructure, Tritium may incur significant costs to adapt its business model to the new regulatory standard, which may require significant time and, as a result, may have a material adverse effect on its revenues or results of operations.

Tritium’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers and drivers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

Tritium may be subject to claims that charging stations have malfunctioned and that, as a result, persons or property were injured or damaged. The insurance that Tritium carries may be insufficient or may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, Tritium’s customers could be subjected to claims as a result of such incidents and may bring legal claims against Tritium to attempt to hold it liable. Any of these events could adversely affect Tritium’s brand, relationships with customers, operating results or financial condition.

Across Tritium’s product line, Tritium develops equipment solutions based on preferred dual source or common off-the-shelf vendors. However, due to its designs, Tritium relies on several single source vendors, the unavailability or failure of which can pose risks to its supply chain and delay revenue.

Furthermore, Tritium’s software platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. Tritium’s software has contained defects and errors in the past and may in the future contain undetected defects or errors. Tritium is continuing to develop the features and functionality of its platform through updates and enhancements, and as it does, it may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if Tritium’s products and services, including any updates or patches, are not implemented (which requires customer consent) or are not used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect Tritium’s business and results of its operations:

•	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	exposure of confidential or proprietary information;

•	diversion of development and customer service resources;

•	breach of warranty claims;

•	legal claims under applicable laws, rules and regulations; and

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although Tritium has contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of its agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect Tritium from claims by customers, resellers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on Tritium’s business, operating results, and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation or settlement agreements, divert management’s time and other resources and cause reputational harm.

In addition, Tritium relies on some open-source software and libraries issued under the GNU General Public License (or similar “copyleft” licenses) for development of its products and may continue to rely on similar copyleft licenses. Use of such copyleft-licensed software or libraries could require Tritium to disclose and license its proprietary source code and permit others to create derivative works of such source code, all at no cost.

Tritium expects to incur product development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to Tritium if such products don’t meet market needs.

Tritium’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. Tritium plans to incur significant product development expense in the future as part of its efforts to design, develop, manufacture, certify and introduce new products and enhance existing products. Tritium’s product development expenses were $10.5 million and $9.5 million during the fiscal years ended June 30, 2021, and 2020, respectively, and are likely to grow in the future. Tritium has also incurred and will continue to incur material tooling, equipment, parts and facility costs in support of its product development efforts. Further, Tritium’s product development program may not produce successful or timely results, and its new products may not achieve market acceptance, create additional revenue or become profitable. If Tritium fails to offer high-quality support to station owners and drivers, its business and reputation will suffer.

Tritium expects to generate revenue from services and support of their customer installation base. Inadequate services and support could significantly reduce its profitability.

Once a customer has installed Tritium charging stations, station owners and drivers will rely on Tritium to provide support services to resolve any issues that might arise in the future. Rapid and high-quality customer support is important so station owners can provide charging services and so drivers can receive reliable charging for their EVs. The importance of high-quality customer support will increase as Tritium seeks to expand its business and pursue new customers and geographies. If Tritium does not quickly resolve issues and provide effective support, its ability to retain customers or sell additional products and services to existing customers could suffer and its brand and reputation could be harmed.

Future revenue from Tritium’s software business will depend on customers renewing their services subscriptions and subscribing to newly developed software license offerings. If customers do not agree to pay for the software that they have been previously making use of or stop using the software or any of Tritium’s other subscription offerings, or if customers fail to add more stations, Tritium’s business and operating results will be adversely affected.

In addition to selling charging station hardware, Tritium expects that its future revenue will also depend on customers continuing to subscribe to, and pay for, its EV charging software services and extended warranty coverages. Therefore, it is important that customers renew their subscriptions when their warranty expires, and that some customers purchase service level agreements, subscribe to new software modules, and/or add additional charging stations and services to their existing subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality, or may not subscribe to newly developed software modules. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging stations, prices, the features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions. If customers do not renew their subscriptions, if they renew on less favorable terms, or if they fail to add products or services, Tritium’s business and operating results will be adversely affected.

Failure to effectively expand Tritium’s sales and marketing capabilities could harm its ability to increase its customer base, maintain and grow its market share and achieve broader market acceptance of its solutions.

Tritium’s ability to grow its customer base, achieve broader market acceptance, grow revenue and market share, and achieve and sustain profitability will depend, to a significant extent, on its ability to effectively expand its sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of Tritium’s total revenue, and its operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

Tritium is substantially dependent on its direct sales force to obtain new customers. Tritium plans to continue to expand its direct sales force both domestically and internationally but it may not be able to recruit and hire a sufficient number of qualified sales personnel, which may adversely affect its ability to expand its sales capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Recent hires and planned hires may not become as productive as quickly as anticipated, and Tritium may be unable to hire or retain sufficient numbers of qualified individuals. Furthermore, hiring sales personnel in new countries can be costly, complex, and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the revenue expected, or ultimately achieved, from those countries. There is significant competition for direct sales personnel with strong sales skills and technical knowledge. Tritium’s ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel and on such personnel attaining desired results within a reasonable amount of time. Tritium’s business will be harmed if continuing investment in its sales and marketing capabilities does not generate a significant increase in revenue.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruptions and delays in services and operations, which could harm Tritium’s business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in Tritium’s services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing, and other attacks against online networks have become more prevalent and may occur on Tritium’s systems in the future. Tritium has implemented security measures such as multi-factor authentication and security incident and event management tools. But, any attempts by cyber attackers to disrupt Tritium’s services or systems, if successful, could harm its business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage its reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. As cyber-attacks evolve, the cost of measures designed to prevent such attacks continues to increase, and Tritium may not be able to cause the implementation or enforcement of such preventions with respect to its third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm Tritium’s reputation, brand and ability to attract customers.

Tritium has previously experienced, and may in the future experience, service disruptions, outages and other performance problems with its software and computer systems. These issues can be caused by a variety of factors, including infrastructure changes, cyber-security threats, third-party service providers, human or software errors and capacity constraints. If Tritium’s services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for its solutions from target customers.

Tritium has processes and procedures in place designed to enable it to recover from a disaster or catastrophe and continue business operations. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which could adversely affect its business and financial results.

Tritium relies on third-party cloud service providers to operate certain aspects of its service. Interruptions, delays in service or inability to increase capacity with Tritium’s cloud service providers could impair the use or functionality of Tritium’s EV charging stations and other services, harm its business and subject it to liability.

Tritium currently serves its business partners and drivers using third-party cloud service providers. Any outage or failure of such cloud services could negatively affect Tritium’s product connectivity and performance. Further, Tritium depends on connectivity from its charging stations to its data network through cellular service and virtual private networking providers. Any incident affecting a cloud service provider’s network or a cellular and/or virtual private networking services provider’s infrastructure or operations, whether caused by fire, flood, storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of Tritium’s EV charging stations and services.

Financial, Tax and Accounting Risks

Tritium’s financial condition and results of operations are likely to fluctuate in the future due to, among other things, the cyclical nature of the automotive industry, which could cause its results to fall below expectations, resulting in a decline in the price of NewCo Ordinary Shares.

Tritium’s financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond its control.

In addition to the other risks described herein, the following factors could also cause Tritium’s financial condition and results of operations to fluctuate in the future:

•	the timing and volume of new sales;

•	weather conditions which prevent or delay site installation;

•	fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining charging stations;

•	the timing of new product introductions, which can initially have lower gross margins;

•	weaker than anticipated demand for charging stations, whether due to changes in government incentives and policies or due to other conditions;

•	fluctuations in sales and marketing or product development expenses;

•	supply chain interruptions and manufacturing errors or delivery delays;

•	failure to increase manufacturing capacity by the forecasted amount, or within the expected timeframe;

•	the timing and availability of new products relative to customers’ and investors’ expectations;

•	the length of the sales and installation cycle for a particular customer;

•

the impact of COVID-19, including manufacturing or shipping delays and travel restrictions on Tritium’s workforce or its customers, suppliers, vendors, certification and test agencies, or business partners;

•	disruptions in sales, production, service or other business activities;

•	Tritium’s inability to attract and retain qualified personnel; and

•	unanticipated changes in federal, state, local, or foreign government incentive programs, which can affect demand for EVs.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue and other operating results in the future may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of NewCo Ordinary Shares.

Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect NewCo’s business and future profitability.

After the Business Combination, NewCo will conduct operations, directly and through its subsidiaries, in Australia, the Netherlands, the United Kingdom and the United States, and NewCo and its subsidiaries will therefore be subject to income taxes in Australia, the Netherlands, the United Kingdom and the United States. NewCo may also in the future become subject to income taxes in other foreign jurisdictions. NewCo’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in NewCo’s operating results before taxes, and the outcome of income tax audits in Australia, the Netherlands, the United Kingdom, the United States, or other jurisdictions. NewCo will regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of NewCo’s assessments are ultimately determined to be incorrect, NewCo’s business, results of operations, or financial condition could be materially adversely affected.

Due to the complexity of multinational tax obligations and filings, NewCo and its subsidiaries may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on NewCo’s business, results of operations, or financial condition.

The tax laws of Australia, the Netherlands, the United Kingdom and the United States, as well as potentially any other jurisdiction in which NewCo may operate in the future, have detailed transfer pricing rules that require that all transactions with related parties satisfy arm’s length pricing principles. Although NewCo believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where NewCo carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge NewCo’s transfer pricing policies, NewCo could be subject to additional income tax expenses, including interest and penalties. Any such increase in NewCo’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.

NewCo may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

As a result of Tritium’s plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, NewCo’s effective tax rate may fluctuate, tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or NewCo may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect NewCo’s after-tax profitability and financial results.

In the event that NewCo expands Tritium’s operating business domestically or internationally, NewCo’s effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by: operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in deferred tax assets and liabilities, changes in tax laws or the regulatory environment, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, and the pre-tax operating results of NewCo’s business.

Additionally, after the Business Combination, NewCo may be subject to significant income, withholding, and other tax obligations in the United States or other jurisdictions and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. NewCo’s after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, (i) the ability to structure business operations in an efficient and competitive manner, and (j) the availability of foreign income tax offsets in Australia. Outcomes from audits or examinations by taxing authorities could have an adverse effect on NewCo’s after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with NewCo’s intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If NewCo does not prevail in any such disagreements, its profitability may be affected.

NewCo’s after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

The ability of NewCo to utilize net operating loss and tax credit carryforwards following the Business Combination is conditioned upon NewCo attaining profitability and generating taxable income. Tritium has incurred significant net losses since inception and it is anticipated that NewCo will continue to incur significant losses. Additionally, NewCo’s ability to utilize net operating loss and tax credit carryforwards to offset future taxable income may be limited.

As at June 30, 2021, the majority of carried forward tax losses within the broader Tritium Group are in Tritium Australia, which had carried forward tax losses of approximately $114.5 million, which may be available to reduce future Australian taxable income. These tax losses can be carried forward indefinitely, subject to the satisfaction of certain Australian loss testing provisions. For Australian tax purposes, carried forward tax losses may be utilized to reduce an entity’s taxable income to the extent that the entity satisfies either the Continuity of Ownership Test (“COT”) or the Business Continuity Test (“BCT”).

The COT requires that the same persons beneficially held more than 50% of the rights to voting, dividends and capital distributions from the start of the income year in which the tax loss was incurred to the end of the income year in which the loss is sought to be utilized to reduce the entity’s taxable income.

The BCT incorporates the Same Business Test, which broadly requires a company to carry on the same business at the end of the income year in which the loss is utilised as it carried on just prior to any breach of the COT, and the less stringent Similar Business Test (“SiBT”) which compares the businesses to see if the businesses at the relevant test times were similar. The SiBT allows for changes in the business resulting from attempts to grow or rehabilitate the business but is only applicable to losses incurred in income years beginning from July 1, 2015. With respect to Tritium Australia, it is expected that the Business Combination will cause the COT to be failed and accordingly the BCT position will need to be closely monitored going forward as Tritium Australia’s business expands.

For Australian income tax purposes, carried forward tax losses may only be utilised to reduce taxable income by the entity which originally incurred the loss unless the losses are transferred.

NewCo may be treated as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

If NewCo is treated as a PFIC for any taxable year in which a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Considerations”) holds NewCo Ordinary Shares or NewCo Warrants (regardless of whether NewCo remains a PFIC for subsequent taxable years), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.

NewCo expects to take the position that it is not a PFIC for the taxable year of the Business Combination, but such position will not be free from doubt. NewCo’s PFIC status for the taxable year of the Business Combination or any subsequent taxable year will not be determinable until after the end of each such taxable year, and NewCo cannot assure you that it will not be a PFIC in the taxable year of the Business Combination or in any future taxable year. If NewCo were later determined to be a PFIC, you may be unable to make certain advantageous elections with respect to your ownership of NewCo securities that would mitigate the adverse consequences of NewCo’s PFIC status, or making such elections retroactively could have adverse tax consequences to you. NewCo is not representing to you, and there can be no assurance, that NewCo will not be treated as a PFIC for the taxable year of the Business Combination or in any future taxable years. The PFIC rules are complex and unclear. U.S. Holders should consult with, and rely solely upon, their tax advisors to determine the application of the PFIC rules to them and any resultant tax consequences. For more information about the tax considerations with respect to PFIC classification to U.S. Holders, see the section entitled “Material U.S. Tax Considerations—Material U.S. Federal Income Tax Considerations for Holders with Respect to the Ownership and Disposition of NewCo Ordinary Shares or NewCo Warrants—Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

The Business Combination could result in NewCo being treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation organized under Australian law is not treated as a U.S. corporation and, therefore, is treated as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If NewCo were treated as a U.S. corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends, if any, would be subject to taxation by the United States as dividends from a U.S. corporation. Regardless of the application of Section 7874 of the Code, NewCo is expected to be treated as an Australian tax resident for Australian tax purposes. Consequently, if NewCo were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and Australian taxes and dividends paid by NewCo to its shareholders could be subject to both U.S. and Australian withholding taxes.

NewCo does not expect to be treated as a U.S. corporation for U.S. federal income tax purposes, and NewCo intends to take this position on its tax returns. NewCo has not sought and will not seek any rulings from the IRS as to such tax treatment, and the Closing is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regard to, any particular tax treatment. Further, there can be no assurance that your tax advisor, the IRS, or a court will agree with the position that NewCo is not treated as a U.S. corporation pursuant to Section 7874 of the Code. NewCo is not representing to you that NewCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The rules for determining whether a non-U.S. corporation is treated as a U.S. corporation for U.S. federal income tax purposes are complex, unclear, and the subject of ongoing regulatory change. NewCo’s intended position is not free from doubt. Further, the application of such rules must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts, law, and other circumstances. For example, President Biden’s Made in America tax plan, if enacted, could increase the risk that NewCo would be treated as a U.S. corporation by expanding the scope of such rules to capture more transactions.

For more information about the application of Section 7874 of the Code to the Business Combination, see the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations with Respect to the Merger for Holders of DCRN Class A Common Stock and DCRN Warrants—Tax Residence of NewCo for U.S. Federal Income Tax Purposes.”

Tritium’s reported financial results may be negatively impacted by changes in U.S. GAAP.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”), the SEC and various bodies formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

NewCo is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the post-combination company’s common stock less attractive to investors and may make it more difficult to compare performance with other public companies.

NewCo is an emerging growth company (“EGC”) as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not EGCs, including the fact that it is exempt from the requirement to obtain an attestation report from its auditors on management’s assessment of its internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for up to five years or until we no longer qualify as an emerging growth company, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. NewCo may take advantage of these provisions until the last day of its fiscal year following the fifth anniversary of the completion of this offering or until it is no longer deemed an EGC. Investors may find NewCo Ordinary Shares less attractive because NewCo will continue to rely on these exemptions. If some investors find NewCo Ordinary Shares less attractive as a result, there may be a less active trading market for NewCo Ordinary Shares, and the stock price may be more volatile.

An EGC may elect to delay the adoption of new or revised accounting standards. With NewCo making this election, Section 102(b)(2) of the JOBS Act allows NewCo to delay adoption of new or revised accounting standards until those standards apply to non-public business entities. As a result, the financial statements contained in this proxy statement/prospectus and those that NewCo will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

NewCo will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

NewCo will face increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (“PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require NewCo to carry out activities Tritium has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), NewCo could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, NewCo will purchase director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The unaudited pro forma condensed combined financial information included in this document may not be indicative of what NewCo’s actual financial position or results of operations would have been.

NewCo has been recently incorporated and has no operating history and no revenues. This document includes unaudited pro forma condensed combined financial information for NewCo. The unaudited pro forma condensed combined statement of operations of NewCo for the twelve months ended June 30, 2021 reflects, with respect to Tritium, the consolidated statement of comprehensive loss of Tritium for the twelve months ended June 30, 2021, and, with respect to DCRN, (i) the unaudited statements of operations for the six months ended June 30, 2021 (as restated) of DCRN and (ii) the audited statements of operations for the period from December 4, 2020 (inception) through December 31, 2020 of DCRN, and gives effect to the Business Combination and certain other transactions as if they had been consummated as of July 1, 2020. The unaudited pro forma condensed combined balance sheet of NewCo combines the historical balance sheets of DCRN (as restated) and Tritium as of June 30, 2021 and gives pro forma effect to the Business Combination and certain other transactions as if they had been consummated on June 30, 2021.

The unaudited pro forma condensed combined financial information for NewCo following the Business Combination in this proxy statement/prospectus is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical financial data. Therefore, the unaudited pro forma condensed combined financial information is not necessarily indicative of what NewCo’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of NewCo. Accordingly, NewCo’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Tritium has identified material weaknesses in its internal control over financial reporting. If Tritium is unable to remediate these material weaknesses, or if NewCo identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of NewCo’s consolidated financial statements or cause NewCo to fail to meet its periodic reporting obligations.

As a public company, NewCo will in the future be required to provide management’s attestation on internal control over financial reporting. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If NewCo is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences and could harm investor confidence.

In connection with the preparation and audit of Tritium’s consolidated financial statements as of June 30, 2021 and for the years ended June 30, 2021 and 2020, material weaknesses were identified in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Tritium’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses referenced above are described below:

•

Lack of appropriately designed, implemented and documented procedures and controls at both entity- and process-level to allow for Tritium to achieve complete, accurate and timely financial reporting. This is pervasive across the entity-level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.

•

Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

•

Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

Tritium has begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls.

In order to maintain and improve the effectiveness of its internal control over financial reporting, Tritium has expended, and anticipates that NewCo will continue to expend, significant resources, including accounting-related costs and significant management oversight. NewCo’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an EGC. At such time, NewCo’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results after the Business Combination and could cause a decline in the price of NewCo Ordinary Shares. These material weaknesses will not be considered remediated until the mitigating controls have operated for the required period of time and until the operating effectiveness of the controls has been validated, through testing, by management.

The report of Tritium’s independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about Tritium’s ability to continue as a going concern.

The report of Tritium’s independent registered public accounting firm with respect to Tritium’s financial statements as of June 30, 2021 and 2020 and for each of the two years then ended indicates that Tritium’s financial statements have been prepared assuming that Tritium will continue as a going concern. The report states that, since Tritium has incurred net losses for the years ended June 30, 2021 and 2020, and Tritium needs to raise additional funds to meet its obligations and sustain its operations, there is substantial doubt about its ability to continue as a going concern. Tritium’s plans in regard to these matters are described in Note 1 to Tritium’s audited financial statements as of June 30, 2021 and 2020 and for the years then ended. Tritium’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NewCo’s management will have broad discretion in the use of NewCo’s net proceeds from the Business Combination and PIPE Financing.

NewCo cannot specify with certainty the particular uses of the net proceeds it will receive from the Business Combination and PIPE Financing. Accordingly, an investor in the NewCo Ordinary Shares will have to rely upon the judgment of NewCo’s management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. NewCo’s management may spend a portion or all of the net proceeds from the Business Combination and PIPE Financing in ways that NewCo shareholders might not desire, that might not yield a favorable return and that might not increase the value of a NewCo shareholder’s investment. The failure by NewCo’s management to apply these funds effectively could have a material adverse effect on NewCo’s business, results of operations or financial condition. Pending their use, NewCo may invest the net proceeds from the Business Combination and PIPE Financing in a manner that does not produce income or that loses value.

There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm NewCo’s business may occur and not be detected.

NewCo’s management does not expect that NewCo’s internal and disclosure controls will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls can only provide reasonable assurance that all material control issues and instances of fraud, if any, in NewCo will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. NewCo will also be dependent, in part, upon Tritium’s internal controls. A failure of NewCo’s or Tritium’s controls and procedures to detect error or fraud could seriously harm NewCo’s business and results of operations.

Tritium may be adversely affected by foreign currency fluctuations.

Tritium routinely transacts business in currencies other than the U.S. dollar. Additionally, Tritium maintains a portion of its cash and investments in currencies other than the U.S. dollar and may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could cause Tritium’s reported net earnings to decrease, or could result in a negative impact to Tritium shareholders’ deficit. In addition, failure to manage foreign currency exposures could cause Tritium’s results of operations to be more volatile. Adverse, unforeseen or rapidly shifting currency valuations in Tritium’s key markets may magnify these risks over time. NewCo intends to recognize the proceeds from the Business Combination in U.S. dollars.

Risks Related to Legal Matters and Regulations

Data protection laws, and similar domestic or foreign regulations, may adversely affect Tritium’s business.

National and local governments and agencies in the countries in which Tritium operates and in which its customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, disclosure, and other processing of information regarding consumers and other individuals, which could impact Tritium’s ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe and Japan. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of Tritium’s solutions, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which Tritium closes sales transactions, any of which could harm its business. Moreover, if Tritium or any of its employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage its reputation and brand.

Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure, and transfer for Tritium and its customers. The European Union and United States agreed in 2016 to a framework for data transferred from the European Union to the United States, but this framework has been challenged and recently declared invalid by the Court of Justice of the European Union, thereby creating additional legal risks for Tritium. Additionally, the European Union adopted the GDPR in 2016, and it became effective in May 2018. The GDPR establishes requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to the greater of €20 million or 4% of worldwide revenue. The costs of compliance with, and other burdens imposed by, the GDPR may limit the use and adoption of Tritium’s products and services and could have an adverse impact on its business. Further, California adopted the CCPA and the California State Attorney General has begun enforcement actions. Although Tritium initiated a compliance program designed to ensure CCPA compliance after consulting with outside privacy counsel, Tritium may remain exposed to ongoing legal risks related to the CCPA and the California Privacy Rights Act approved by voters in November 2020 as well as similar legislation passed in Virginia and Colorado.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect Tritium’s ability and willingness to handle, store, use, transmit and otherwise process certain types of information, such as demographic and other personal information. In addition, the other bases on which Tritium and its customers rely for the transfer of personal data across national borders, such as the Standard Contractual Clauses promulgated and modernized by the EU Commission on June 4, 2021, commonly referred to as the Model Clauses, continue to be subjected to regulatory and judicial scrutiny. If Tritium or its customers are unable to transfer data between and among countries and regions in which it operates, it could decrease demand for its products and services or require it to modify or restrict some of its products or services.

In addition to government activity, privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that Tritium will meet voluntary certifications or adhere to other standards established by them or third parties. If Tritium is unable to maintain these certifications or meet these standards, it could reduce demand for its solutions and adversely affect its business.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject Tritium to penalties and other adverse consequences.

Tritium is subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which it conducts activities. It faces significant risks if it fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a material adverse effect on NewCo’s reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

Tritium could be adversely impacted if it fails to comply with U.S. and international import and export laws.

Tritium exports products from Australia across the globe and imports goods into Australia, The Netherlands and the United States, and in the future plans to export products from the United States and Europe. Due to Tritium’s significant foreign sales, it is subject to trade and import and export regulations in multiple jurisdictions. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to Tritium. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage, and a reduction in the value of Tritium Shares.

Failure to comply with laws relating to labor and employment could subject Tritium to penalties and other adverse consequences.

Tritium is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable U.S. federal or state wage law or applicable U.S. federal or state labor and employment laws, or wage, labor or employment laws applicable to its employees outside of the United States. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations, and damages or penalties which could have a materially adverse effect on NewCo’s or Tritium’s reputation, business, operating results, and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact Tritium’s financial results or results of operations.

Tritium and its operations, as well as those of Tritium’s contractors, suppliers, and customers, are subject to certain federal, state, local and foreign environmental laws and regulations governing, among other things, the generation, use, handling, storage, transportation, and disposal of hazardous substances and wastes. Tritium may also be subject to a variety of product stewardship and manufacturer responsibility laws and regulations, primarily relating to the collection, reuse, and recycling of electronic wastes and hardware, whether hazardous or not, as well as regulations regarding the hazardous material contents of electronic product components and product packaging, and non-hazardous wastes. These laws may require Tritium or others in Tritium’s supply chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material or adverse effects on Tritium’s operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operations requirements cannot be met in a manner satisfactory for Tritium’s operations or on a timeline that meets Tritium’s commercial obligations, it may adversely impact its business.

Environmental and health and safety laws and regulations can be complex, are subject to change, and may become more stringent in the future, such as through new requirements enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on Tritium’s business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with Tritium’s operations as well as other future projects, the extent of which cannot be predicted.

Further, Tritium currently relies on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is Tritium’s or its contractors, may result in liability under environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources, and the Environmental Protection Act of 1994 (Queensland). The costs of liability for contamination could have a material adverse effect on Tritium’s business, financial conditions, or results of operations. Additionally, Tritium may not be able to secure contracts with third parties to continue their key supply chain and disposal services for its business, which may result in increased costs for compliance with environmental laws and regulations.

Australian takeover laws may discourage takeover offers being made for NewCo or may discourage the acquisition of large numbers of NewCo Ordinary Shares.

NewCo is incorporated in Australia and is subject to the takeover laws of Australia. Amongst other things, NewCo is subject to the Australian Corporations Act 2001 (Cth) (the “Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in NewCo’s issued voting shares if the acquisition of that interest will lead to that person’s or someone else’s voting power in NewCo increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for NewCo, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of NewCo in any rolling six-month period. Australian takeover laws may discourage takeover offers being made for NewCo or may discourage the acquisition of large numbers of NewCo Ordinary Shares.

The rights of NewCo shareholders are governed by Australian law and NewCo’s Constitution and differ from the rights of stockholders under U.S. corporate and securities laws. Holders of NewCo Ordinary Shares may have difficulty effecting service of process in the United States or enforcing judgments obtained in the United States.

NewCo is a public company incorporated under the laws of Australia. Therefore, the rights of NewCo shareholders are governed by Australian law and NewCo’s Constitution. These rights differ from the typical rights of stockholders of U.S. corporations. Circumstances that under U.S. law may entitle a stockholder of a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. NewCo shareholders may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a shareholder sought to bring proceedings in Australia based on U.S. securities laws, considerations include:

•	it may not be possible, or may be costly or time consuming, to effect service of process in the United States upon NewCo or its non-U.S. resident directors or executive officers;

•	it may be difficult to enforce a judgment obtained in a U.S. court against NewCo or its directors, including judgments under U.S. federal securities laws;

•	an Australian court may deny the recognition or enforcement of punitive damages or other awards or reduce the amount of damages granted by a U.S. court;

•

issues of private international law may apply which may lead to disputes about where court action or proceedings should be allowed to commence or continue, or which law of which jurisdiction applies and to which parts of the litigation;

•

an Australian court may not recognize a claim or may refuse to enforce it, in which case a claim may be required to be re-litigated before an Australian court in which procedure differs from U.S. civil procedure in a number of respects;

•

in applying Australian conflict of laws rules, that U.S. law (including U.S. securities laws) may not apply to the relationship between NewCo shareholders and NewCo or NewCo’s directors and officers; and/or

•	that the U.S. securities laws may be regarded as having a public or penal nature and should not be enforced by the Australian court.

NewCo shareholders may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of NewCo’s directors and executive officers or NewCo, including actions under the civil liability provisions of the U.S. securities laws. See the sections entitled “Comparison of Shareholder Rights” and “Description of NewCo Securities” for additional information regarding the rights of NewCo shareholders.

NewCo Ordinary Shares are subject to Australian insolvency laws which are substantially different from U.S. insolvency laws and may offer less protections to NewCo shareholders compared to U.S. insolvency laws.

As a public company incorporated under the laws of Australia, NewCo is subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which NewCo conducts business or has assets. These laws may apply where any insolvency proceedings or procedures are to be initiated against NewCo. Australian insolvency laws may offer NewCo shareholders less protection than they would have had under U.S. insolvency laws and it may be more difficult (or even impossible) for shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

NewCo may be deemed a payment service provider or energy supplier under local or international laws and may become subject to extensive and complex legislation and regulations or may in certain cases be required to register as a regulated entity under those jurisdictions’ laws and regulations.

NewCo may be subject to payment service provider or energy supplier laws and regulations in the jurisdictions in which it conducts business or has assets. These laws and regulations may apply if NewCo is deemed to be a payment service provider or energy supplier under Australian laws or the laws of other jurisdictions in which it conducts business or has assets. If these laws and regulations apply to NewCo then NewCo may need to register as a regulated entity in the relevant jurisdiction and may also be subject to extensive and complex laws and regulations.

NewCo may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on its business, results of operations and financial condition.

From time to time, NewCo may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, environmental issues, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on NewCo’s business, results of operations and financial condition.

Risks Related to Ownership of NewCo’s Securities

Concentration of ownership among Tritium’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

After the Business Combination and the closing of the PIPE Financing (and assuming no redemptions by DCRN public stockholders of DCRN public shares), NewCo’s executive officers, directors and their affiliates will hold approximately 22.7% of the outstanding NewCo Ordinary Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the NewCo Constitution and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Even if the Business Combination is consummated, there is no guarantee that the NewCo Warrants will be in the money at the time they become exercisable, and they may expire worthless.

After the consummation of the Business Combination, the exercise price for the NewCo Warrants will be $11.50 per NewCo Ordinary Share. There is no guarantee that the NewCo Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the NewCo Warrants may expire worthless.

NewCo may amend the terms of the NewCo Warrants in a manner that may be adverse to holders of NewCo Public Warrants with the approval by the holders of at least 50% of the then-outstanding NewCo Public Warrants (or, if applicable, 65% of the then-outstanding NewCo Public Warrants and 65% of the then-outstanding NewCo Private Placement Warrants, voting as separate classes). As a result, the exercise price of the NewCo Warrants could be increased, the exercise period could be shortened and the number of NewCo Ordinary Shares purchasable upon exercise of a NewCo Warrant could be decreased, all without a holder’s approval.

The DCRN warrants were issued in registered form under the DCRN Warrant Agreement. NewCo will assume the DCRN Warrant Agreement in connection with the consummation of the Business Combination and will enter into such amendments as are necessary to give effect to the provisions of the Business Combination Agreement (the “NewCo Warrant Agreement”). The DCRN Warrant Agreement provides that the terms of the DCRN warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding DCRN public warrants to make any other modifications or amendments, including any change that adversely affects the interests of the registered holders of DCRN public warrants. Accordingly, DCRN may amend the terms of the DCRN public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding DCRN public warrants (or, in the case of an amendment that adversely affects the DCRN public warrants in a different manner than the DCRN private placement warrants or vice versa, 65% of the then-outstanding DCRN public warrants and 65% of the then-outstanding DCRN private placement warrants, voting as separate classes) approve of such amendment. Although DCRN’s ability to amend the terms of the DCRN public warrants with the consent of at least 50% of the then-outstanding DCRN public warrants (or, if applicable, 65% of the then-outstanding DCRN public warrants and 65% of the then-outstanding DCRN private placement warrants, voting as separate classes) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the DCRN warrants, convert the DCRN warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of DCRN Class A Common Stock purchasable upon exercise of a warrant. The NewCo Warrant Agreement will include substantially similar amendment terms with respect to the NewCo Warrants.

NewCo may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making such warrants worthless.

Under the DCRN Warrant Agreement, assumed by NewCo in connection with the Business Combination, NewCo will have the ability to redeem outstanding NewCo Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of NewCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which NewCo gives proper notice of such redemption and provided certain other conditions are met. If and when the NewCo Warrants become redeemable by NewCo, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding NewCo Warrants could force you (a) to exercise your NewCo Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) to sell your NewCo Warrants at the then-current market price when you might otherwise wish to hold your NewCo Warrants or (c) to accept the nominal redemption price which, at the time the outstanding NewCo Warrants are called for redemption, is likely to be substantially less than the market value of your NewCo Warrants. None of the NewCo Private Placement Warrants will be redeemable by NewCo so long as they are held by DCRN Sponsor, DCRN’s independent directors or any of their permitted transferees.

The DCRN Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of DCRN warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with DCRN.

The DCRN Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against DCRN arising out of or relating in any way to the DCRN Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that DCRN irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. DCRN will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any person or entity purchasing or otherwise acquiring any interest in any DCRN warrants shall be deemed to have notice of and to have consented to the forum provisions in the DCRN Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the DCRN Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of DCRN warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

DCRN notes, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with DCRN, which may discourage such lawsuits. Additionally, warrant holders who do bring a claim in the courts of the State of New York or the United States District Court for the Southern District of New York could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near New York. Alternatively, if a court were to find this provision of DCRN’s warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, DCRN may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect DCRN’s business, financial condition and results of operations and result in a diversion of the time and resources of DCRN’s management and board of directors.

Notwithstanding the foregoing, these provisions of the DCRN Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The NewCo Warrant Agreement will include the same choice-of-forum provisions and the holders of NewCo Warrants will be subject to substantially similar risks.

A significant portion of NewCo’s total outstanding shares will be restricted from immediate resale but may be sold into the market shortly after the Business Combination. This could cause the market price of NewCo Ordinary Shares to drop significantly, even if its business is performing well.

Sales of a substantial number of NewCo Ordinary Shares in the public market could occur at any time after the consummation of the Business Combination. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of NewCo Ordinary Shares. After the Business Combination (and assuming no redemptions by DCRN public stockholders of DCRN public shares), DCRN Sponsor, DCRN’s officers and directors and their affiliates will hold approximately 5.9% of the outstanding NewCo Ordinary Shares, including the 10,062,500 NewCo Ordinary Shares received in exchange for the DCRN Founder Shares when converted. Assuming a maximum redemption by DCRN public stockholders of 18,713,050 shares of DCRN Class A Common Stock, DCRN Sponsor, DCRN’s officers and directors and their affiliates will hold approximately 6.6% of the outstanding NewCo Ordinary Shares including the 10,062,500 NewCo Ordinary Shares received in exchange for the DCRN Founder Shares when converted. Pursuant to the terms of the Sponsor Support Agreement, among other things, DCRN Sponsor agreed to (i) waive the anti-dilution rights set forth in the DCRN Charter with respect to DCRN Founder Shares held by it, (ii) vote all the DCRN Class A Common Stock and DCRN Founder Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, (iii) not transfer the DCRN Founder Shares (or NewCo Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of NewCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s shareholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property and (iv) not transfer any DCRN warrants (or NewCo Ordinary Shares issued or issuable upon the exercise of the DCRN warrants) until 30 days after the Closing. In connection with the Closing, DCRN will enter into the A&R Registration Rights Agreement, pursuant to which NewCo will agree that, within 30 calendar days after the Closing, NewCo will file with the SEC (at NewCo’s sole cost and expense) the Resale Registration Statement, and NewCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain existing shareholders of DCRN and Tritium will be entitled to demand NewCo’s assistance with underwritten offerings and block trades. Such holders will be entitled to customary piggyback registration rights.

Further, pursuant to the Subscription Agreement, NewCo has agreed that, within 30 calendar days after the closing of the PIPE Financing, NewCo will file with the SEC a registration statement registering the resale of the PIPE Shares, and NewCo will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof. The sale of shares under the PIPE Resale Registration Statement may have an adverse effect on the trading price of NewCo Ordinary Shares.

For more information about the A&R Registration Rights Agreement and the PIPE Financing, see the section entitled “The Business Combination and Related Agreements—Related Agreements—Form of A&R Registration Rights Agreement” and “The Business Combination and Related Agreements—Related Agreements—PIPE Financing.”

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about NewCo, its business or its market, or if they change their recommendations regarding NewCo Ordinary Shares adversely, the price and trading volume of NewCo Ordinary Shares could decline.

The trading market for NewCo Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about NewCo, its business, its market or its competitors. If any of the analysts who may cover NewCo following the Business Combination change their recommendation regarding NewCo Ordinary Shares adversely, or provide more favorable relative recommendations about its competitors, the price of NewCo Ordinary Shares would likely decline. If any analyst who may cover NewCo following the Business Combination were to cease their coverage or fail to regularly publish reports on NewCo, NewCo could lose visibility in the financial markets, which could cause its stock price or trading volume to decline.

Following the consummation of the Business Combination, NewCo’s sole material asset will be its direct equity interest in Tritium and DCRN and it will be accordingly dependent upon distributions from Tritium or DCRN to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on its ordinary shares.

NewCo is a holding company and, subsequent to the completion of the Business Combination, will have no material assets other than its direct equity interest in Tritium and DCRN. NewCo will have no independent means of generating revenue. To the extent Tritium or DCRN has available cash, NewCo will cause Tritium or DCRN, as applicable, to make distributions of cash to NewCo to pay taxes, cover its corporate and other overhead expenses and pay dividends, if any, on NewCo Ordinary Shares. To the extent that NewCo needs funds and Tritium or DCRN fail to generate sufficient cash flow to distribute funds to NewCo or are restricted from making such distributions or payments under applicable law or regulation or under the terms of their respective financing arrangements, or are otherwise unable to provide such funds, NewCo’s liquidity and financial condition could be materially adversely affected.

The price at which NewCo Ordinary Shares are quoted on the NASDAQ may increase or decrease due to a number of factors, which may negatively affect the price of NewCo Ordinary Shares.

The price at which NewCo Ordinary Shares are quoted on the NASDAQ may increase or decrease due to a number of factors. These factors may cause NewCo Ordinary Shares to trade at prices above or below the price at which NewCo Ordinary Shares are being offered under this document. There is no assurance that the price of NewCo Ordinary Shares will increase following the quotation of NewCo Ordinary Shares on the NASDAQ, even if the Tritium Group’s operations and financial performance improves. Some of the factors which may affect the price of NewCo Ordinary Shares include:

•	fluctuations in the domestic and international market for listed stocks;

•	general economic conditions, including interest rates, inflation rates, exchange rates, commodity and oil prices;

•	changes to government fiscal, monetary or regulatory policies, legislation or regulation;

•	inclusion in or removal from market indices;

•	changes to government fiscal, monetary or regulatory policy, legislation or regulation;

•	acquisition and dilution;

•	pandemic risk;

•	the nature of the markets in which NewCo operates; and

•	general operational and business risks.

Other factors which may negatively affect investor sentiment and influence NewCo, specifically or the stock market more generally include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. NewCo has a limited ability to insure against some of the risks mentioned above.

In the future, NewCo may need to raise additional funds which may result in the dilution of NewCo’s shareholders, and such funds may not be available on favorable terms or at all.

NewCo may need to raise additional capital in the future and may elect to issue shares (including pursuant to incentive arrangements) or engage in fundraising activities for a variety of reasons, including funding acquisitions or growth initiatives. NewCo will be subject to the constraints of the Listing Rules regarding the percentage of capital that NewCo is able to issue within a 12-month period (other than where exceptions apply). NewCo shareholders may be diluted as a result of such issues of NewCo Ordinary Shares and fundraisings.

Additionally, NewCo may raise additional funds through the issuance of debt securities or through obtaining credit from government or financial institutions. NewCo cannot be certain that additional funds will be available on favorable terms when required, or at all. If NewCo cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If NewCo raises funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict NewCo’s business, or other unfavorable terms.

There is no guarantee that NewCo will pay dividends or make other distributions in the future. If NewCo is able to pay dividends, there is no guarantee that NewCo will be able to offer fully franked dividends.

NewCo’s ability to pay dividends or make other distributions in the future is contingent on profits and certain other factors, including the capital and operational expenditure requirements of the business. Under the Corporations Act, a dividend may only be paid if NewCo’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, the payment of the dividend is fair and reasonable to NewCo’s shareholders as a whole and the payment of the dividend does not materially prejudice NewCo’s ability to pay its creditors. Therefore, there is no assurance that dividends will be paid. Moreover, to the extent that NewCo pays any dividends, NewCo’s ability to offer fully franked dividends is contingent on making taxable profits. NewCo’s taxable profits may be difficult to predict, making the payment of franked dividends unpredictable. A component of Australia’s corporate tax system is dividend imputation, whereby some or all of the tax paid by a company may be attributed, or imputed, to the shareholders by way of a tax credit (known as a franking credit) to reduce income tax payable on that dividend income. A dividend that is “fully franked” carries a franking credit equivalent to the tax paid by the company on those profits distributed to Australian shareholders. A fully franked dividend distributed to non-Australian shareholders is not subject to Australian dividend withholding tax. The value of franking credits to a NewCo shareholder will differ depending on the NewCo shareholder’s particular tax circumstances. NewCo shareholders should also be aware that the ability to use franking credits, either as a tax offset or to claim a refund after the end of the income year, will depend on the individual tax position of each NewCo shareholder. See the section entitled “Material Australian Tax Considerations” for more information regarding the Australian tax consequences of future NewCo dividends.

Events outside NewCo’s control may have a material adverse effect on NewCo’s supply chain, the demand for its applications and its ability to conduct business.

Events may occur within or outside Australia that negatively impact global, Australian or other local economies relevant to NewCo’s financial performance, operations and/or the price of NewCo Ordinary Shares. These events include but are not limited to an increase of the impact of COVID-19, new pandemics, acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or man-made events or occurrences that may have a material adverse effect on NewCo’s supply chain, the demand for its applications and its ability to conduct business.

No public market for NewCo Ordinary Shares currently exists, and an active trading market may not develop or be sustained following the Business Combination.

If NewCo Ordinary Shares are quoted on the NASDAQ, there can be no guarantee that an active trading market for NewCo Ordinary Shares will develop or that the price of NewCo Ordinary Shares will increase. There may be relatively few potential buyers or sellers of NewCo Ordinary Shares on the NASDAQ at any time. This may increase the volatility of the market price of NewCo Ordinary Shares. It may also affect the prevailing market price at which NewCo shareholders are able to sell their NewCo Ordinary Shares. This may result in NewCo shareholders receiving a market price for their NewCo Ordinary Shares that is less than the value of their initial investment.

NewCo may be required in the future to raise additional capital through public or private financing or other arrangements. If NewCo is unable to raise such capital when needed, or on acceptable terms, NewCo may not be able to grow its business or respond to competitive pressures.

NewCo may be required in the future to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and a failure to raise capital when needed could harm NewCo’s business. If NewCo cannot raise funds on acceptable terms, it may not be able to grow its business or respond to competitive pressures.

The majority of NewCo’s directors and executive officers are non-residents of the United States and as a result, it may not be possible for investors to enforce civil liabilities against those directors and executive officers of NewCo.

The majority of NewCo’s directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States. In Australia, civil liability of directors and officers is dealt with by both common law and by various statutes, including the Corporations Act and the Civil Liability Act 2003 (Qld).

NewCo’s Constitution and other Australian laws and regulations applicable to NewCo may adversely affect NewCo’s ability to take actions that could be deemed beneficial to NewCo shareholders.

As an Australian company, NewCo is subject to different corporate requirements than a corporation organized under the laws of the United States. NewCo’s Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to NewCo as an Australian company. These requirements may limit or otherwise adversely affect NewCo’s ability to take actions that could be beneficial to NewCo’s shareholders, including provisions that:

•	specify that general meetings of NewCo’s shareholders can be called only by NewCo’s board of directors or otherwise by shareholders in accordance with the Corporations Act;

•

allow the directors to appoint a person either as an additional director or as a director to fill a casual vacancy (i.e., a vacancy, which arises due to a person ceasing to be a director of a company prior to the general meeting of the company); and

•	allow the activities of the company to be managed by, or under the direction of, the directors.

Provisions of the laws of Australia may also have the effect of delaying or preventing a change of control or changes in our management. For example, the Corporations Act includes provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent;

•	permit shareholders to requisition a general meeting only if shareholders with at least 5% voting power request the meeting; and

•	require the approval of shareholders with at least 75% voting power to amend the provisions of NewCo’s constitution.

In addition, because NewCo is a public company incorporated in Australia and will have more than 50 registered members, it will be subject to Australia’s takeovers laws. Australia’s Takeovers Panel is a peer review body that operates as the primary forum for the resolution of takeover disputes in Australia. The ASIC is the main body responsible for regulating and enforcing Australia’s takeovers laws, and has the power to refer matters to the Takeovers Panel. Australia’s takeovers laws regulate both Australian entities listed on a prescribed financial market operated in Australia and Australian companies that have more than 50 registered members. For so long as NewCo meets this criteria, it will be subject to the rules and restrictions applying under Australia’s takeovers laws in respect of the manner in which it responds or reacts to any takeover bid or other corporate control transaction, including but not limited to the following: (i) NewCo’s ability to enter into deal protection arrangements with a bidder would be limited; and (ii) NewCo may not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals or entering into arrangements that may grant options or rights in respect of NewCo’s shares or assets.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of DCRN’s securities and NewCo’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of DCRN’s securities prior to the Closing may decline. The market values of DCRN’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which DCRN’s stockholders vote on the Business Combination. Furthermore, if the Closing does not occur promptly after the DCRN special meeting, the market value of DCRN’s securities may fluctuate significantly between such date and the Closing.

In addition, following the Business Combination, fluctuations in the price of NewCo’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, trading in DCRN Class A Common Stock has not been active. Accordingly, the valuation ascribed to DCRN Class A Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market of NewCo Ordinary Shares following the Business Combination. If an active market for NewCo’s securities develops and continues, the trading price of NewCo’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond NewCo’s control. Any of the factors listed below could have a material adverse effect on your investment in DCRN’s securities prior to the Business Combination or NewCo’s securities following the Business Combination and such securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of such securities may not recover and may experience a further decline.

Factors affecting the trading price of NewCo’s securities following the Business Combination may include:

•	actual or anticipated fluctuations in its financial results or the financial results of companies perceived to be similar to NewCo;

•	changes in the market’s expectations about NewCo’s operating results;

•	success of competitors;

•	NewCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning NewCo or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to NewCo;

•	NewCo’s ability to market new and enhanced products and technologies on a timely basis;

•	changes in laws and regulations affecting NewCo’s business;

•	NewCo’s ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving NewCo;

•	changes in NewCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of NewCo Ordinary Shares available for public sale;

•	any major change in the board of directors or management of NewCo;

•	sales of substantial amounts of NewCo Ordinary Shares by NewCo’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions; fluctuations in interest rates, fuel prices and international currency; and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of DCRN’s and NewCo’s securities irrespective of their operating performance. The stock market in general and the NASDAQ have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of DCRN’s and NewCo’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to NewCo following the Business Combination could depress NewCo’s stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of NewCo’s securities also could adversely affect NewCo’s ability to issue additional securities and its ability to obtain additional financing in the future.

The NASDAQ may not list NewCo’s securities on its exchange and, if they do list them, may delist NewCo securities from trading on its exchange, which could limit investors’ ability to make transactions in NewCo securities and subject NewCo to additional trading restrictions.

NewCo cannot assure you that its securities will become listed and, if they do become listed, that they will continue to be listed on the NASDAQ after the consummation of the Business Combination. In connection with the Business Combination, NewCo will be required to demonstrate compliance with the NASDAQ’s initial listing requirements, which are more rigorous than the NASDAQ’s continued listing requirements, in order to continue to maintain the listing of NewCo’s securities on the NASDAQ. NewCo cannot assure you that it will be able to meet the initial listing requirements at that time. NewCo’s continued eligibility for listing may depend on, among other things, the number of shares of DCRN Class A Common Stock that are redeemed.

If NewCo fails to meet the initial listing requirements and NASDAQ does not list its securities on its exchange, or if the NASDAQ delists NewCo securities from trading on its exchange and NewCo is not able to list its securities on another national securities exchange, NewCo expects that its securities could be quoted on an over-the-counter market. If this were to occur, NewCo could face significant material adverse consequences, including:

•	a limited availability of market quotations for NewCo securities;

•	reduced liquidity for NewCo securities;

•

a determination that NewCo Ordinary Shares are a “penny stock” which will require brokers trading in NewCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for NewCo securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If NewCo’s securities are not listed on NASDAQ, such securities would not qualify as covered securities and NewCo would be subject to regulation in each state in which NewCo offers its securities because states are not preempted from regulating the sale of securities that are not covered securities.

As a “foreign private issuer” under the rules and regulations of the SEC, NewCo is permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

After the consummation of the Business Combination, NewCo will be a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, NewCo will not be required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act. Although NewCo currently prepares its financial statements in accordance with U.S. GAAP, it is not required to do so, or to reconcile to U.S. GAAP, if it instead elects to prepare its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. NewCo is not required to comply with Regulation Fair Disclosure, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, NewCo’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of NewCo’s securities. Accordingly, after the Business Combination, NewCo shareholders may receive less or different information about NewCo than they currently receive about DCRN or Tritium, as applicable, or that they would receive about a U.S. domestic public company.

In addition, as a “foreign private issuer” whose shares are intended to be listed on the NASDAQ, NewCo is permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain NASDAQ listing requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply, followed by a description of its applicable home country practice. NewCo has the option to rely on available exemptions under the Listing Rules that would allow it to follow its home country practice, including, among other things, the ability to opt out of (i) the requirement that the NewCo Board be comprised of a majority independent directors, (ii) the requirement that NewCo’s independent directors meet regularly in executive sessions and (iii) the requirement that NewCo obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. NewCo expects that the NewCo Board will be comprised of a majority independent directors, but has not yet made final determinations on other possible exemptions from the Listing Rules. See “Description of NewCo Securities—Certain Disclosure Obligations of NewCo” and “Management of NewCo After the Business Combination” for additional information.

NewCo could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of NewCo’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of NewCo’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of NewCo’s assets are located in the United States; or (iii) NewCo’s business is administered principally in the United States. If NewCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, NewCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of NewCo’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The success of NewCo following the Business Combination depends on the business operations of Tritium, which exposes investors to a concentration of risk in the limited sectors in which Tritium’s business is focused.

Although the Business Combination is intended to accelerate Tritium’s growth, expansion and transition, the Business Combination does not result in immediate diversification of Tritium’s business and, as such, the combined enterprise will be dependent upon the continued development and market acceptance of a limited number of products and services. As a result, investors will be subject to the economic, competitive and regulatory risks attendant to the relatively narrow industry in which Tritium operates, any or all of which could have a substantial adverse impact on Tritium.

Risks Related to DCRN and the Business Combination

DCRN has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect DCRN’s ability to report its results of operations and financial condition accurately and in a timely manner.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC (the “SEC Staff”) issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). After consideration of the guidance in the SEC Staff Statement, DCRN concluded that, in light of the SEC Staff Statement, it was appropriate to revise the previously issued balance sheet as of February 8, 2021. As part of such process, DCRN identified a material weakness in its internal control over financial reporting related to the accounting treatment of the DCRN warrants due to a failure to correctly apply the complex accounting standards that apply to DCRN’s financial statements. This material weakness was remediated during the fiscal quarter ended September 30, 2021.

In addition, in connection with the preparation of DCRN’s financial statements as of September 30, 2021, DCRN management re-evaluated the classification of the redeemable shares of DCRN Class A Common Stock. The DCRN Board, in consultation with DCRN management and upon the recommendation of the audit committee of the DCRN Board, concluded that the previously issued financial statements as of February 8, 2021, March 31, 2021 and June 30, 2021 and for the periods from January 1, 2021 through March 31, 2021, and the three and six months ended June 30, 2021 should be restated to report all DCRN public shares as temporary equity. As part of such process, DCRN management concluded that DCRN’s disclosure controls and procedures were not effective as of September 30, 2021, due to a failure to correctly apply the complex accounting standards that apply to DCRN’s financial statements, including with respect to certain complex features of the DCRN Class A Common Stock, which resulted in the material weakness in DCRN’s internal control over financial reporting. See “Note 2—Restatement of Previously Issued Financial Statements” to DCRN’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2021 included elsewhere in this proxy statement/prospectus for additional information regarding the restatement and the related financial statement effects.

DCRN management is responsible for establishing and maintaining adequate internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. DCRN management is likewise required, on a quarterly basis, to evaluate the effectiveness of DCRN’s internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of DCRN’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

The material weakness relating to warrant accounting was remediated during the fiscal quarter ended September 30, 2021. DCRN has taken a number of measures to remediate the material weakness relating to classification of the DCRN Class A Common Stock; however, if DCRN is unable to remediate its material weakness in a timely manner, or DCRN identifies additional material weaknesses, it may be unable to provide required financial information in a timely or reliable manner and it may materially incorrectly report financial information. Likewise, if DCRN’s financial statements are not filed on a timely basis as a public company, it could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which could result in a material adverse effect on DCRN’s business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect DCRN’s reputation or investor perceptions of DCRN, which could have a negative effect on the trading price of DCRN’s securities. In addition, DCRN may incur additional costs to remediate the material weakness in its internal control over financial reporting.

DCRN can give no assurance that the measures it has taken and plans to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls or otherwise.

DCRN may face litigation and other risks as a result of the material weaknesses in its internal control over financial reporting.

As a result of such material weaknesses, the restatement and revision, the change in accounting of DCRN public shares and other matters that may in the future be raised by the SEC, DCRN faces potential litigation or other disputes, which may include, among other things, claims invoking federal and state securities laws, contractual claims or other claims arising from, among other things, the restatement and material weakness in DCRN’s internal control over financial reporting and the preparation of its financial statements. As of the date of this proxy statement/ prospectus, DCRN has no knowledge of any such litigation or dispute related to such restatement. However, DCRN can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on DCRN’s business, results of operations and financial condition or its ability to complete the Business Combination or another Initial Business Combination.

Additional restatements of financial results, or the time required to evaluate possible errors, may impact the market price for DCRN public shares, DCRN public warrants and DCRN units, and DCRN’s ability to complete an Initial Business Combination on a timely basis.

There has been recent focus on historical accounting practices by special purpose acquisition companies (“SPACs”). For example, on April 12, 2021, the SEC Staff issued a statement which resulted in a determination that the warrants and other related instruments issued by many SPACs, including DCRN, should be classified as liabilities rather equity. Further guidance from the SEC or industry-wide consensus could result in additional changes in the accounting treatment related to SPACs. Changes could result in the identification of accounting errors in DCRN’s previously issued financial statements, restatements of DCRN’s previously issued financial statements, the filing of notices that previously issued financial statements may not be relied upon, and findings of material weaknesses and significant deficiencies in internal controls over financial reporting. In addition, changes in accounting treatment or the time required to evaluate any such changes, could delay DCRN’s ability to consummate an Initial Business Combination or otherwise have a material adverse effect on DCRN’s ability to consummate the Business Combination with Tritium, or another business combination.

The loss of senior management or technical personnel could adversely affect DCRN’s ability to successfully effect the Business Combination and NewCo’s ability to successfully operate the business thereafter.

DCRN’s ability to successfully effect the Business Combination is dependent upon the efforts of DCRN’s key personnel. Although some of DCRN’s key personnel may be appointed to NewCo in senior management or advisory positions following the Business Combination, it is likely that some or all of the management of Tritium will remain in place. While DCRN intends to closely scrutinize any individuals it engages after the Business Combination, DCRN cannot assure you that its assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause NewCo to have to expend time and resources helping it become familiar with such requirements. The loss of the services of Tritium’s senior management or technical personnel could have a material adverse effect on NewCo’s business, financial condition and results of operations. NewCo will also be dependent, in part, upon Tritium’s technical personnel in connection with operating the business following the Business Combination. A loss of Tritium’s technical personnel could seriously harm NewCo’s business and results of operations.

DCRN is a newly formed company with little operating history, and you have no basis on which to evaluate its ability to successfully consummate the Business Combination.

DCRN is a newly formed company with limited operating history, formed for the purpose of completing an Initial Business Combination. As such, you have no basis upon which to evaluate its ability to complete the Business Combination, and it may be unable to do so.

Past performance by members of DCRN’s management team may not be indicative of an ability to complete the Business Combination or of future performance of an investment in NewCo.

Past acquisition and operational experience of DCRN’s management team and their affiliates is not a guarantee of DCRN’s ability to complete the Business Combination nor, if consummated, a guarantee that the intended benefits of the Business Combination will be achieved. Robert Tichio, a member of the DCRN Board, will be a director of NewCo immediately following the Business Combination, but there is no assurance that he will continue as a director of NewCo or that his views will prevail in relation to any decisions or actions taken by NewCo’s Board. You should not rely on the historical record of DCRN’s management team or their affiliates’ performance as indicative of the future performance of NewCo or of an investment in NewCo Ordinary Shares.

DCRN initial stockholders have agreed to vote in favor of the Business Combination, regardless of how DCRN public stockholders vote.

Unlike some other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by public stockholders in connection with an initial business combination, the DCRN initial stockholders have agreed to vote any shares of DCRN Common Stock owned by them in favor of the Business Combination. As of the date hereof, DCRN initial stockholders own shares equal to approximately 20% of issued and outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock in the aggregate. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if the DCRN initial stockholders agreed to vote any shares of DCRN Common Stock owned by them in accordance with the majority of the votes cast by the DCRN public stockholders. In addition to the vote of DCRN Sponsor and other holders of DCRN Founder Shares, DCRN would need 15,093,751, or 37.5% of the 40,250,000 DCRN public shares sold in the DCRN IPO to be voted in favor of Business Combination in order for it to be approved.

DCRN Sponsor, certain members of the DCRN Board and DCRN’s officers have interests in the Business Combination that are different from or are in addition to other stockholders of DCRN in recommending that DCRN public stockholders vote in favor of approval of the Business Combination Proposal.

When considering the DCRN Board’s recommendation that DCRN public stockholders vote in favor of the Business Combination Proposal, DCRN stockholders should be aware that, aside from their interests as stockholders, DCRN Sponsor and certain of DCRN’s directors and officers have interests in the Business Combination that may be different from, or in addition to, the interests of DCRN public stockholders. These interests include:

•

the fact that DCRN Sponsor and DCRN’s independent directors hold an aggregate of 7,366,667 DCRN private placement warrants acquired at a purchase price of $11.05 million which, if unrestricted and freely tradable, would be valued at approximately $14.1 million based on the closing price of DCRN public warrants of $1.91 per warrant on December 6, 2021, the record date for the DCRN special meeting (but which are subject to a lock-up and not freely tradable for a period of 30 days following the Closing), all of which would expire worthless if a business combination is not consummated;

•

the fact that DCRN Sponsor and certain of DCRN’s independent directors have agreed not to redeem any of the shares of DCRN Class A Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•

the fact that DCRN Sponsor paid an aggregate of $25,004 for 10,062,500 DCRN Founder Shares, including 400,000 DCRN Founder Shares which were subsequently forfeited by DCRN Sponsor at no cost and, upon forfeiture of such shares, DCRN’s independent directors were issued 400,000 DCRN Founder Shares, 40,000 of which were subsequently forfeited upon the resignation of one of DCRN’s independent directors and, upon forfeiture of such shares, DCRN Sponsor was issued 40,000 DCRN Founder Shares at par value of $0.0001 per share, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $100.5 million , based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•

the fact that given the differential in the purchase price that DCRN Sponsor paid for the DCRN Founder Shares as compared to the price of the DCRN units sold in the DCRN IPO and the 9,702,500 NewCo Ordinary Shares that DCRN Sponsor will receive upon conversion of the DCRN Founder Shares in connection with the Business Combination, DCRN Sponsor and its affiliates may earn a positive rate of return on their investment even if the NewCo Ordinary Shares trade below the price initially paid for the DCRN units in the DCRN IPO and the DCRN public stockholders experience a negative rate of return following the completion of the Business Combination;

•

the fact that up to an aggregate amount of $1.5 million of any amounts outstanding under the working capital loans made by DCRN Sponsor to DCRN may be converted into DCRN warrants to purchase DCRN Class A Common Stock at a price of $1.50 per warrant at the option of the lender and, if issued, such DCRN warrants would automatically convert into an equal number of NewCo Warrants at Closing;

•

the fact that if the Trust Account is liquidated, including in the event DCRN is unable to complete an Initial Business Combination within the required time period, DCRN Sponsor has agreed to indemnify DCRN to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per DCRN public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than DCRN’s independent public accountants) for services rendered or products sold to DCRN or (b) a prospective target business with which DCRN has entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that DCRN’s independent directors own an aggregate of 360,000 DCRN Founder Shares that, upon forfeiture by DCRN Sponsor, were issued to DCRN’s independent directors, which if unrestricted and freely tradeable would be valued at approximately $3.6 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor, and DCRN’s officers and directors, or any of their respective affiliates, will be reimbursed for out-of-pocket expenses incurred in connection with activities on DCRN’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $1.4 million as of December 6, 2021, the record date for the DCRN special meeting;

•	the anticipated appointment of Robert Tichio, a director of DCRN, to the NewCo Board following the Closing;

•

the fact that DCRN Sponsor, and DCRN’s officers and directors will lose their entire investment in DCRN of approximately $11.1 million and will not be reimbursed for any out-of-pocket expenses (of which approximately $1.4 million was owed as of December 15, 2021) if an Initial Business Combination is not completed by the Deadline Date; and

•	the terms and provisions of the Related Agreements as set forth in detail under the section entitled “The Business Combination Agreement and Related Agreements—Related Agreements.”

In addition, on December 10, 2021, DCRN issued an unsecured promissory note in the principal amount of up to $1,500,000 to DCRN Sponsor. The note does not bear interest and is repayable in full upon consummation of an Initial Business Combination. If DCRN does not complete an Initial Business Combination, the note will not be repaid and all amounts owed under it will be forgiven. Immediately prior to the consummation of an Initial Business Combination, DCRN Sponsor will have the option, but not the obligation, to convert all or a portion of the unpaid principal balance of the note into that number of DCRN warrants equal to the principal amount of the note so converted divided by $1.50. The terms of such DCRN warrants would be identical to the terms of the DCRN private placement warrants. The note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable. As of December 15, 2021, there was no principal amount outstanding under the promissory note.

The DCRN initial stockholders hold a significant number of shares of DCRN Common Stock and DCRN warrants. They will lose their entire investment in DCRN if DCRN does not complete an Initial Business Combination.

DCRN Sponsor and DCRN’s independent directors hold all of the 10,062,500 DCRN Founder Shares, representing 20% of the total outstanding shares upon completion of the DCRN IPO. The DCRN Founder Shares will be worthless if DCRN does not complete an Initial Business Combination by the Deadline Date. In addition, DCRN Sponsor and DCRN’s independent directors hold an aggregate of 7,366,667 DCRN private placement warrants that will also be worthless if DCRN does not complete an Initial Business Combination by the Deadline Date.

The DCRN Founder Shares are identical to the shares of DCRN Class A Common Stock included in the DCRN units, except that (a) the holders of DCRN Founder Shares have the right to vote on the election of directors prior to an Initial Business Combination, (b) the DCRN Founder Shares and the shares of DCRN Class A Common Stock into which the DCRN Founder Shares convert upon an Initial Business Combination are subject to certain transfer restrictions, (c) DCRN Sponsor and DCRN’s officers and directors have entered into a letter agreement with DCRN, pursuant to which they have agreed (i) to waive their redemption rights with respect to their DCRN Founder Shares and DCRN public shares owned in connection with the completion of an Initial Business Combination, (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their DCRN Founder Shares if DCRN fails to complete an Initial Business Combination by the Deadline Date (although they will be entitled to liquidating distributions from the Trust Account with respect to any DCRN public shares they hold if DCRN fails to complete an Initial Business Combination by the Deadline Date), (d) the DCRN Founder Shares are automatically convertible into shares of DCRN Class A Common Stock at the time of an Initial Business Combination, as described herein and (e) are subject to registration rights.

The personal and financial interests of DCRN Sponsor and DCRN’s officers and directors may have influenced their motivation in identifying and selecting the Business Combination, completing the Business Combination and influencing DCRN’s and NewCo’s operation following the Business Combination.

DCRN and Tritium expect to incur significant transaction costs in connection with the Business Combination.

DCRN and Tritium have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. DCRN’s and Tritium’s combined transaction expenses as a result of the Business Combination are currently estimated at approximately $61.2 million, including approximately $14.1 million in deferred underwriting discounts and commissions to the underwriters of the DCRN IPO.

DCRN may waive one or more of the conditions to the Business Combination, which could result in a conflict of interest.

DCRN may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the DCRN Charter, DCRN’s bylaws and applicable laws. For example, it is a condition to its obligation to close the Business Combination that certain of Tritium’s representations and warranties be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time. However, if the DCRN Board determines that it is in the best interests of DCRN to proceed with the Business Combination, then the DCRN Board may elect to waive that condition and close the Business Combination.

The exercise of discretion by the DCRN Board in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of the DCRN public stockholders.

If DCRN is unable to complete an Initial Business Combination on or prior to the Deadline Date, the DCRN public stockholders may receive only approximately $10.00 per share on the liquidation of DCRN’s Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against DCRN that DCRN Sponsor is unable to indemnify), and the DCRN warrants will expire without value to the holder.

If DCRN is unable to complete an Initial Business Combination on or prior to the Deadline Date, DCRN public stockholders may receive only approximately $10.00 per share on the liquidation of DCRN’s Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against DCRN that DCRN Sponsor is unable to indemnify (as described below)), and the DCRN warrants will expire without value to the holder.

If third parties bring claims against DCRN, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by DCRN public stockholders may be less than $10.00 per share.

DCRN’s placing of funds in the Trust Account may not protect those funds from third-party claims against DCRN. Although DCRN will seek to have all vendors, service providers (other than DCRN’s independent public accountants), prospective target businesses and other entities with which it does business execute agreements with DCRN waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of DCRN’s public stockholders, such parties may not execute such agreements, or even if they execute such agreements, they nonetheless may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against DCRN’s assets, including the funds held in the Trust Account. Although no third parties have refused to execute an agreement waiving such claims to the monies held in the Trust Account to date, if any third party refuses to execute such an agreement in the future, DCRN’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to DCRN than any alternative. Making such a request of potential target businesses may make DCRN’s acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that DCRN might pursue.

Examples of possible instances where DCRN may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with DCRN and will not seek recourse against the Trust Account for any reason. Upon redemption of DCRN public shares, if DCRN is unable to complete its Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its Business Combination, it will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the ten years following redemption. Accordingly, the per-share redemption amount received by DCRN public stockholders could be less than the $10.00 per DCRN public share initially held in the Trust Account, due to claims of such creditors. DCRN Sponsor has agreed that it will be liable to DCRN if and to the extent any claims by a third party (other than DCRN’s independent public accountants) for services rendered or products sold to DCRN, or a prospective target business with which DCRN has entered into an acquisition agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.00 per DCRN public share and (b) the actual amount per DCRN public share held in the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case including interest earned on the funds held in the Trust Account and not previously released to DCRN to pay its franchise and income taxes, less franchise and income taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under DCRN’s indemnity of the underwriters of the DCRN IPO against certain liabilities, including liabilities under the Securities Act. However, DCRN has not asked DCRN Sponsor to reserve for such indemnification obligations, nor has it independently verified whether DCRN Sponsor has sufficient funds to satisfy its indemnity obligations, and DCRN believes that DCRN Sponsor’s only assets are securities of DCRN. Therefore, DCRN cannot assure you that DCRN Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for an Initial Business Combination and redemptions could be reduced to less than $10.00 per DCRN public share. In such event, DCRN may not be able to complete an Initial Business Combination, and DCRN public stockholders would receive such lesser amount per share in connection with any redemption of DCRN public shares. None of DCRN’s officers or directors will indemnify DCRN for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

DCRN’s directors may decide not to enforce the indemnification obligations of DCRN Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to DCRN public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (a) $10.00 per DCRN public share and (b) the actual amount per DCRN public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the Trust Account and not previously released to DCRN to pay its franchise and income taxes, less franchise and income taxes payable, and DCRN Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, DCRN’s independent directors would determine whether to take legal action against DCRN Sponsor to enforce its indemnification obligations.

While DCRN currently expects that its independent directors would take legal action on its behalf against DCRN Sponsor to enforce its indemnification obligations to DCRN, it is possible that DCRN’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If DCRN’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to DCRN public stockholders may be reduced below $10.00 per share.

DCRN may not have sufficient funds to satisfy indemnification claims of its directors and officers.

DCRN has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, its officers and directors have agreed, and any persons who may become officers or directors prior to an Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by DCRN only if (a) DCRN has sufficient funds outside of the Trust Account or (b) DCRN consummates an Initial Business Combination. DCRN’s obligation to indemnify its officers and directors may discourage DCRN’s stockholders from bringing a lawsuit against DCRN’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against DCRN’s officers and directors, even though such an action, if successful, might otherwise benefit DCRN and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent DCRN pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

DCRN public stockholders may be held liable for claims by third parties against DCRN to the extent of distributions received by them upon redemption of their DCRN public shares.

If DCRN is forced to enter into an insolvent liquidation, any distributions received by DCRN public stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, DCRN was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by DCRN public stockholders. Furthermore, DCRN’s directors may be viewed as having breached their fiduciary duties to DCRN or its creditors and/or may have acted in bad faith, thereby exposing themselves and DCRN to claims, by paying DCRN public stockholders from the Trust Account prior to addressing the claims of creditors. DCRN cannot assure you that claims will not be brought against it for these reasons.

If, before distributing the proceeds in the Trust Account to DCRN public stockholders, DCRN files a bankruptcy petition or an involuntary bankruptcy petition is filed against DCRN that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of DCRN public stockholders and the per-share amount that would otherwise be received by DCRN public stockholders in connection with its liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to DCRN public stockholders, DCRN files a bankruptcy petition or an involuntary bankruptcy petition is filed against DCRN that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of DCRN public stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by DCRN public stockholders in connection with its liquidation may be reduced.

If, after DCRN distributes the proceeds in the Trust Account to DCRN public stockholders, DCRN files a bankruptcy petition or an involuntary bankruptcy petition is filed against DCRN that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the DCRN Board may be viewed as having breached their fiduciary duties to DCRN’s creditors, thereby exposing the members of the DCRN Board and DCRN to claims of punitive damages.

If, after DCRN distributes the proceeds in the Trust Account to DCRN public stockholders, DCRN files a bankruptcy petition or an involuntary bankruptcy petition is filed against DCRN that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by DCRN public stockholders. In addition, the DCRN Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and DCRN to claims of punitive damages, by paying DCRN public stockholders from the Trust Account prior to addressing the claims of creditors.

The DCRN Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

The DCRN Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. DCRN’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of DCRN’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the DCRN Board in valuing Tritium and assuming the risk that the DCRN Board may not have properly valued the business. The lack of a third-party valuation or fairness opinion may also lead an increased number of DCRN’s stockholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact DCRN’s ability to consummate the Business Combination.

DCRN Sponsor, DCRN’s directors, officers, advisors or any of their respective affiliates may elect to purchase DCRN public shares from DCRN public stockholders, which may influence the vote on the Business Combination Proposal and reduce the public “float” of DCRN Class A Common Stock.

DCRN Sponsor, DCRN’s directors, officers, advisors or any of their respective affiliates may purchase DCRN public shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of DCRN public shares DCRN Sponsor, DCRN’s directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and NASDAQ rules. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, DCRN Sponsor, DCRN’s directors, officers, advisors and their respective affiliates have not consummated any such purchases or acquisitions, have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase DCRN public shares in such transactions. None of DCRN Sponsor, DCRN’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such DCRN public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such DCRN public stockholder, although still the record holder of such DCRN public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such DCRN public stockholder to vote such shares in a manner directed by the purchaser.

In the event that DCRN Sponsor, DCRN’s directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from DCRN public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of DCRN public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of DCRN public shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of DCRN Class A Common Stock may be reduced and the number of beneficial holders of DCRN’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of DCRN’s securities on a national securities exchange. See the section entitled “The Business Combination Proposal—Potential Purchases of Public Shares” for a description of how DCRN Sponsor, DCRN’s directors, officers, advisors or any of their respective affiliates will select which stockholders or warrant holders to purchase securities from in any private transaction.

Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect DCRN’s business, investments and results of operations.

DCRN is subject to laws and regulations enacted by national, regional and local governments. In particular, DCRN is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on DCRN’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on DCRN’s business, including its ability to negotiate and complete the Business Combination, and results of operations.

The warrants may have an adverse effect on the market price of the DCRN Class A Common Stock prior to the consummation of the Business Combination and NewCo Ordinary Shares thereafter and may make it more difficult to effectuate the Business Combination.

DCRN issued public warrants to purchase 13,416,667 shares of DCRN Class A Common Stock as part of the DCRN units. DCRN also issued 7,366,667 DCRN private placement warrants, each exercisable to purchase one share of DCRN Class A Common Stock at $11.50 per share. Each DCRN warrant will convert into one NewCo Warrant in connection with the consummation of the Business Combination.

In addition, DCRN Sponsor may convert up to $1.5 million of working capital loans it has made to DCRN into up to an additional 1,000,000 DCRN private placement warrants (to be converted into an equal number of NewCo Warrants), at the price of $1.50 per warrant. Any issuance of a substantial number of additional NewCo Ordinary Shares upon exercise of these NewCo Warrants will increase the number of issued and outstanding NewCo Ordinary Shares and reduce the value of NewCo Ordinary Shares issued to complete the Business Combination. Therefore, the DCRN warrants may make it more difficult to effectuate the Business Combination or increase the cost of acquiring Tritium.

If the Business Combination is not completed, potential target businesses may have leverage over DCRN in negotiating a business combination and DCRN’s ability to conduct due diligence on a business combination as it approaches its dissolution deadline may decrease, which could undermine DCRN’s ability to complete a business combination on terms that would produce value for DCRN’s stockholders.

Any potential target business with which DCRN enters into negotiations concerning a business combination will be aware that DCRN must complete an Initial Business Combination by the Deadline Date. Consequently, if DCRN is unable to complete this Business Combination, a potential target may obtain leverage over DCRN in negotiating a business combination, knowing that DCRN may be unable to complete a business combination with another target business by the Deadline Date. This risk will increase as DCRN gets closer to the timeframe described above. In addition, DCRN may have limited time to conduct due diligence and may enter into a business combination on terms that DCRN would have rejected upon a more comprehensive investigation.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: (a) approval by Tritium’s shareholders and DCRN’s stockholders, (b) the listing of NewCo Ordinary Shares to be issued in connection with the Closing on the NASDAQ (or another national securities exchange mutually agreed to by the parties to the Business Combination Agreement) and the effectiveness of the Registration Statement and (c) satisfaction of the Minimum Cash Condition as of the closing of the Business Combination or the waiver of such condition. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time prior to the Closing, before or after stockholder approval, or DCRN or Tritium may elect to terminate the Business Combination Agreement in certain other circumstances.

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code and/or, together with the Share Transfer, does not qualify as a transaction described in Section 351 of the Code, or results in gain recognition to holders of DCRN Class A Common Stock or DCRN warrants pursuant to Section 367(a) of the Code, DCRN stockholders and/or DCRN warrantholders may be required to pay substantial U.S. federal income taxes.

It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and the Merger and the Share Transfer together be treated as a transaction described in Section 351 of the Code. Although Vinson & Elkins LLP, DCRN’s tax counsel, is currently of the opinion that the Merger more likely than not qualifies as a reorganization within the meaning of Section 368(a) of the Code and the Merger and the Share Transfer together more likely than not will be treated as a transaction described in Section 351 of the Code (including that it is not excluded from the application of such provisions pursuant to Section 367 of the Code), and NewCo and DCRN currently expect to file tax returns consistent with this intended tax treatment, this tax treatment is not free from doubt. There is significant uncertainty as to whether the exchange of DCRN Class A Common Stock for NewCo Ordinary Shares and the conversion of DCRN warrants into NewCo Warrants in the Merger would be treated as a taxable exchange, and as a result, there is significant risk that you could be subject to tax in respect of the Business Combination. Among other considerations, the IRS has indicated that the application of the continuity of business enterprise requirement, a requirement to qualify as a reorganization within the meaning of Section 368(a) of the Code, in circumstances similar to the Business Combination is currently under consideration, and there can be no assurance as to whether the IRS will come to a favorable conclusion on this point. No assurance can be given that your tax advisor will agree with our intended tax treatment or that the IRS would not assert, or that a court would not sustain, a contrary position. Further, the application of such rules must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts, law, and other circumstances (including the extent to which DCRN stockholders elect to redeem their share of DCRN Class A Common Stock).

If the Merger were not a “reorganization” within the meaning of Section 368(a) of the Code (including by reason of Section 367 of the Code) but, taken together with the Share Transfer, were to qualify as a transaction described in Section 351 of the Code:

•	a holder of DCRN Class A Common Stock that only exchanges shares of common stock for NewCo Ordinary Shares generally would not recognize gain or loss;

•

a holder of DCRN warrants whose warrants are converted into NewCo Warrants would recognize gain or loss upon such exchange equal to the difference between the fair market value of the NewCo Warrants received and such holder’s adjusted tax basis in its DCRN warrants; and

•

a holder of both DCRN Class A Common Stock and DCRN warrants that exchanges or converts both shares of common stock and warrants would generally recognize gain (but not loss) with respect to each share of DCRN Class A Common Stock and warrant held immediately prior to the Merger in an amount equal to the lesser of  (i) the excess (if any) of the fair market value of NewCo Ordinary Shares and NewCo Warrants deemed received in exchange for each such DCRN share or warrant, over such U.S. holder’s tax basis in the DCRN share or warrant exchanged or converted therefor or (ii) the fair market value of the warrants to acquire NewCo Ordinary Shares deemed received in exchange for each such DCRN share or warrant.

If the Merger were not a “reorganization” within the meaning of Section 368(a) of the Code and did not qualify as a transaction described in Section 351 of the Code, a holder of DCRN Class A Common Stock or DCRN warrants would generally recognize taxable gain (or in some circumstances loss) upon the exchange or conversion of such DCRN Class A Common Stock or DCRN warrants for NewCo Ordinary Shares or NewCo Warrants pursuant to the Merger. If the Merger is excluded from nonrecognition treatment pursuant to Section 367(a) of the Code, a relevant holder of DCRN Class A Common Stock or DCRN warrants would generally recognize taxable gain, but not loss, upon the exchange or conversion of DCRN Class A Common Stock or DCRN warrants for NewCo Ordinary Shares or NewCo Warrants pursuant to the Merger.

For more information about the tax considerations with respect to such matters, see the section entitled “Material U.S. Tax Considerations—Material U.S. Federal Income Tax Considerations with Respect to the Merger for Holders of DCRN Class A Common Stock and DCRN Warrants.”

DCRN cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Tritium’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination than an investor in an initial public offering. Additionally, following the consummation of the Business Combination, NewCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Before entering into the Business Combination Agreement, DCRN performed a due diligence review of Tritium and its business and operations; however, DCRN cannot assure you that its due diligence review identified all material issues. As a result, NewCo may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if DCRN’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with DCRN’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on NewCo’s liquidity, the fact that NewCo reports charges of this nature could contribute to negative market perceptions about NewCo following the completion of the Business Combination or its securities. In addition, charges of this nature may cause NewCo to be unable to obtain future financing on favorable terms or at all. Accordingly, any DCRN stockholders who choose to remain shareholders of NewCo following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value.

Additionally, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Tritium pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatement or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the NewCo Ordinary Shares that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination for any material misstatement or omissions in the Registration Statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges, as described above, that could have a significant negative effect on Tritium’s financial condition, results of operations and the share price of NewCo Ordinary Shares, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

DCRN and Tritium may be subject to business uncertainties while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on DCRN and Tritium. These uncertainties may impair the ability to retain and motivate key personnel and could cause third parties that deal with Tritium to defer entering into contracts or making other decisions or seek to change existing business relationships.

Risks Related to the Redemption of DCRN Public Shares

There is no guarantee that a DCRN public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

DCRN can give no assurance as to the price at which a stockholder may be able to sell its NewCo Ordinary Shares in the future following the completion of the Business Combination (or shares received or retained in connection with any alternative business combination). Certain events following the consummation of the Business Combination may cause an increase in NewCo’s share price and may result in a lower value realized now than a DCRN public stockholder might realize in the future had the stockholder redeemed their DCRN public shares. Similarly, if a DCRN public stockholder does not redeem their DCRN public shares, the stockholder will bear the risk of ownership of NewCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its NewCo Ordinary Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A DCRN public stockholder should consult, and rely solely upon, the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If DCRN public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of DCRN Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

In order to exercise their redemption rights, DCRN public stockholders are required to submit a request in writing and deliver their DCRN public shares (either physically or electronically) to DCRN’s transfer agent at least two business days prior to the DCRN special meeting. If the Business Combination is consummated, DCRN public stockholders electing to redeem their DCRN public shares will receive their pro rata portion of the Trust Account, including interest not previously released to DCRN to pay its franchise and income taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “DCRN Special Meeting—Redemption Rights” for additional information on how to exercise your redemption rights.

DCRN public stockholders who wish to redeem their DCRN public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

DCRN public stockholders who wish to redeem their DCRN public shares for a pro rata portion of the Trust Account must, among other things, as more fully described in the section entitled “DCRN Special Meeting—Redemption Rights,” tender their certificates to DCRN’s transfer agent or deliver their shares to the transfer agent electronically through DTC prior to 10:30 a.m., Eastern time, on January 10, 2022. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and DCRN’s transfer agent will need to act to facilitate this request. It is DCRN’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because DCRN does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

In addition, holders of outstanding DCRN units must separate the underlying DCRN public shares and DCRN public warrants prior to exercising redemption rights with respect to the DCRN public shares. If you hold DCRN units registered in your own name, you must deliver the certificate for such DCRN units or deliver such DCRN units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such DCRN units into DCRN public shares and DCRN public warrants. This must be completed far enough in advance to permit the mailing of the DCRN public share certificates or electronic delivery of the DCRN public shares back to you so that you may then exercise your redemption rights with respect to the DCRN public shares following the separation of such DCRN public shares from the DCRN units.

If a broker, dealer, commercial bank, trust company or other nominee holds your DCRN units, you must instruct such nominee to separate your DCRN units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of DCRN units to be split and the nominee holding such DCRN units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of the corresponding number of DCRN public shares and DCRN public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the DCRN public shares following the separation of such DCRN public shares from the DCRN units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your DCRN public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

If a DCRN public stockholder fails to receive notice of DCRN’s offer to redeem its public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such DCRN public shares may not be redeemed.

DCRN will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite DCRN’s compliance with these rules, if a DCRN public stockholder fails to receive DCRN’s proxy materials, such stockholder may not become aware of the opportunity to redeem its DCRN public shares. In addition, the proxy materials that DCRN will furnish to DCRN public stockholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem DCRN public shares. In the event that a DCRN public stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

Whether a redemption of DCRN Class A Common Stock will be treated as a sale of such DCRN Class A Common Stock for U.S. federal income tax purposes will depend on a stockholder’s specific facts.

The U.S. federal income tax treatment of a redemption of DCRN Class A Common Stock by a stockholder will depend on whether the redemption qualifies as a sale of such DCRN Class A Common Stock under

Section 302(a) of the Code, which will depend largely on the total number of shares of DCRN Class A Common Stock (including any shares of stock constructively owned by the holder as a result of owning DCRN private placement warrants or DCRN public warrants or, following the Business Combination, NewCo Ordinary Shares or NewCo Warrants pursuant to the Business Combination or the PIPE Financing) such stockholder is treated as holding relative to all shares of DCRN Common Stock outstanding both before and after the redemption. If such redemption is not treated as a sale of DCRN Class A Common Stock for U.S. federal income tax purposes, the redemption will instead be treated as a corporate distribution of cash from DCRN. For more information about the U.S. federal income tax treatment of the redemption of DCRN Class A Common Stock, see the section below entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of DCRN Class A Common Stock.”

If DCRN is unable to consummate the Business Combination or any other Initial Business Combination by the Deadline Date, the DCRN public stockholders may be forced to wait beyond such date before redemption from the Trust Account.

If DCRN is unable to consummate the Business Combination by the Deadline Date, DCRN will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the DCRN public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to DCRN to pay its franchise and income taxes (less up to $0.1 million of net interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding DCRN public shares, which redemption will completely extinguish DCRN public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of DCRN’s remaining stockholders and the DCRN Board, dissolve and liquidate, subject in each case to DCRN’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

DCRN does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for DCRN to complete the Business Combination even if a substantial majority of its stockholders do not agree.

The DCRN Charter does not provide a specified maximum redemption threshold, except that in no event will DCRN redeem DCRN public shares in an amount that would cause DCRN’s net tangible assets to be less than $5,000,001, unless the DCRN public shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. As a result, DCRN may be able to complete the Business Combination even though a substantial majority of DCRN public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to DCRN Sponsor, DCRN’s officers, directors, advisors or any of their respective affiliates. If the NewCo Constitution Proposal is approved, such restriction on redemption would be eliminated. See the section entitled “Proposal No. 2—The NewCo Constitution Proposal.” In the event the aggregate cash consideration DCRN would be required to pay for all shares of DCRN Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceed the aggregate amount of cash available to DCRN, DCRN will not complete the Business Combination or redeem any shares, all shares of DCRN Class A Common Stock submitted for redemption will be returned to the holders thereof, and DCRN instead may search for an alternate business combination.

General Risk Factors

The Business Combination or NewCo may be materially adversely affected by the ongoing COVID-19 pandemic.

In addition to the risks described above under “Tritium faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations,” NewCo’s ability to consummate the Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the outbreak of COVID-19 or its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit DCRN’s ability to have meetings with potential investors or affect the ability of Tritium’s personnel, vendors and service providers to negotiate and consummate the Business Combination in a timely manner. The extent to which COVID-19 impacts the Business Combination or NewCo will depend on future developments, which are highly uncertain and cannot be predicted with certainty, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, DCRN’s ability to consummate the Business Combination may be materially adversely affected. Additionally, if the financial markets or the overall economy are impacted for an extended period, NewCo’s results of operations, financial position and cash flows may be materially adversely affected.

The JOBS Act permits EGCs like DCRN and NewCo to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs.

Each of DCRN and NewCo qualifies as an EGC. As such, DCRN takes advantage of, and NewCo expects to take advantage of, certain exemptions from various reporting requirements applicable to public companies that are not EGCs, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in DCRN’s periodic reports and proxy statements. As a result, DCRN stockholders and NewCo shareholders may not have access to certain information they deem important. NewCo will remain an EGC until the earliest of (a) the last day of the fiscal year (i) following February 8, 2026, the fifth anniversary of the DCRN IPO, (ii) in which NewCo has total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which NewCo is deemed to be a large accelerated filer, which means the market value of NewCo Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (b) the date on which NewCo has issued more than $1.0 billion in non-convertible debt during the prior three year period.

In addition, Section 107 of the JOBS Act provides that an EGC may take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an EGC. An EGC can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs, but any such election to opt out is irrevocable. DCRN and NewCo have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, each of DCRN and NewCo, as an EGC, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of DCRN’s and NewCo’s financial statements with another public company which is neither an EGC nor an EGC which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

DCRN cannot predict if investors will find the DCRN Class A Common Stock less attractive because DCRN will rely on these exemptions. If some investors find the DCRN Class A Common Stock less attractive as a result, there may be a less active trading market for the DCRN Class A Common Stock and its stock price may be more volatile. Similarly, NewCo cannot predict if investors will find NewCo Ordinary Shares less attractive because NewCo will rely on these exemptions. If some investors find NewCo Ordinary Shares less attractive as a result, there may be a less active trading market for NewCo Ordinary Shares and its stock price may be more volatile.

The United Kingdom’s exit from the European Union may adversely impact NewCo’s business, prospects, financial condition and results of operations.

The United Kingdom withdrew from the European Union (“Brexit”) on January 31, 2020, subject to a transitional/implementation period, which ended on December 31, 2020. On December 24, 2020, the United

Kingdom announced that it had reached agreement on a draft EU-UK Trade and Cooperation Agreement (“TCA”) covering trade in goods and in services, digital trade, intellectual property, public procurement aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in the European Union programs. The UK Parliament ratified the United Kingdom’s entry into, and implementation of, the TCA on December 30, 2020 pursuant to the EU (Future Relationship) Act 2020. The impact of Brexit on the economic outlook of the Eurozone and the United Kingdom, and associated global implications, remain uncertain. As a result of the legal, political and economic uncertainty surrounding Brexit, NewCo may experience reductions in business activity, increased delivery times, increased funding costs, increased operating costs due to trade tariffs, increased trade compliance burden and costs to capture, administer and record all item and part origins for customs authorities, differing standards in the United Kingdom and the European Union, and the need to acquire new certifications, which could have a material adverse effect on NewCo’s business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement/prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect DCRN’s, Tritium’s or NewCo’s current views, as applicable, with respect to, among other things, their respective capital resources, portfolio performance and results of operations. Likewise, all of NewCo’s and Tritium’s statements regarding anticipated growth in its operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this proxy statement/prospectus reflect DCRN’s, Tritium’s or NewCo’s current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. None of DCRN, Tritium or NewCo guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

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possible delays in closing the Business Combination, whether due to the inability to obtain DCRN stockholders or regulatory approval, failure to satisfy the Minimum Cash Condition as of the closing of the Business Combination or the waiver of such condition, or failure to satisfy any of the other conditions to closing the Business Combination, as set forth in the Business Combination Agreement;

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the inability of the Business Combination, or an alternate business combination, to be completed by the Deadline Date, and the potential failure of DCRN to obtain an extension of the Deadline Date if sought by DCRN;

•	any waivers of the conditions to closing the Business Combination as may be permitted in the Business Combination Agreement;

•	the risk that the PIPE Financing may not be consummated;

•	general economic uncertainty;

•	the effects of the COVID-19 pandemic;

•	the volatility of currency exchange rates;

•	NewCo’s ability to obtain and maintain financing arrangements on attractive terms;

•	NewCo’s ability to manage growth;

•	NewCo’s ability to obtain or maintain the listing of NewCo’s securities on the NASDAQ or any other national exchange following the Business Combination;

•	risks related to the rollout of NewCo’s business and expansion strategy;

•	consumer failure to accept and adopt EVs;

•	overall demand for EV charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated;

•	the possibility that NewCo’s technology and products could have undetected defects or errors;

•	the effects of competition on NewCo’s future business;

•	potential disruption in NewCo’s employee retention as a result of the Business Combination;

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the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which NewCo operates or will operate in the future;

•	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the Business Combination;

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the effectiveness of NewCo’s internal controls and its corporate policies and procedures and the success and timing of the remediation efforts for the material weaknesses NewCo identified in Tritium’s internal control over financial reporting;

•	changes in personnel and availability of qualified personnel;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	the volatility of the market price and liquidity of DCRN units, DCRN public shares and DCRN warrants;

•	potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by NewCo subsequent to the Business Combination;

•	the possibility that the DCRN Board’s valuation of Tritium was inaccurate, including the failure of DCRN’s diligence review to identify all material risks associated with the Business Combination;

•	the limited experience of certain members of NewCo’s management team in operating a public company in the United States; and

•	the volatility of the market price and liquidity of NewCo Ordinary Shares and other securities of NewCo.

While forward-looking statements reflect DCRN’s, Tritium’s and NewCo’s good faith beliefs, as applicable, they are not guarantees of future performance. DCRN, Tritium’s and NewCo disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this proxy statement/prospectus, except as required by applicable law. For a further discussion of these and other factors that could cause DCRN’s or NewCo’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

DCRN SPECIAL MEETING

General

DCRN is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the DCRN Board for use at the DCRN special meeting to be held on January 12, 2022, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to DCRN stockholders on or about December 21, 2021. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the DCRN special meeting.

DCRN is utilizing a virtual stockholder meeting format for the DCRN special meeting in light of the health risks associated with the outbreak of COVID-19. DCRN’s virtual stockholder meeting format uses technology designed to increase stockholder access, save DCRN and DCRN stockholders time and money and provide DCRN stockholders rights and opportunities to participate in the virtual DCRN special meeting similar to those they would have at an in-person special meeting, at no cost. In addition to online attendance, DCRN provides DCRN stockholders with an opportunity to hear all portions of the official DCRN special meeting as conducted by the DCRN Board, submit written questions and comments during the DCRN special meeting and vote online during the open poll portion of the DCRN special meeting. DCRN welcomes your suggestions on how DCRN can make the virtual DCRN special meeting more effective and efficient.

All DCRN stockholders as of the record date, or their duly appointed proxies, may attend the DCRN special meeting, which will be a completely virtual meeting. There will be no physical meeting location and the DCRN special meeting will only be conducted via live webcast. If you were a DCRN stockholder as of the close of business on December 6, 2021, you may attend the DCRN special meeting. As a registered DCRN stockholder, you received a proxy card with this proxy statement/prospectus. The proxy card contains instructions on how to attend the virtual meeting, including the website along with your control number. You will need your control number to attend the virtual meeting, submit questions and vote online.

If you do not have your control number, contact DCRN’s transfer agent, Continental Stock Transfer & Trust Company, by telephone at (917) 262-2373 or by email at proxy@continentalstock.com. If your shares of DCRN Common Stock are held by a bank, broker or other nominee, you will need to contact your bank, broker or other nominee and obtain a legal proxy. Once you have received your legal proxy, you will need to contact Continental Stock Transfer & Trust Company to have a control number generated. Please allow up to 72 hours for processing your request for a control number.

DCRN stockholders can pre-register to attend the virtual meeting. To pre-register, visit https://www.cstproxy.com/decarbonizationplusacquisitionii/2021 and enter your control number, name and email address. After pre-registering, you will be able to vote or submit questions for the DCRN special meeting.

DCRN stockholders have multiple opportunities to submit questions to DCRN for the DCRN special meeting. DCRN stockholders who wish to submit a question in advance may do so by pre-registering and then selecting the chat box link. DCRN stockholders also may submit questions live during the meeting. Questions pertinent to DCRN special meeting matters may be recognized and answered during the DCRN special meeting in DCRN’s discretion, subject to time constraints. DCRN reserves the right to edit or reject questions that are inappropriate for DCRN special meeting matters. In addition, DCRN will offer live technical support for all DCRN stockholders attending the DCRN special meeting.

To attend online and participate in the DCRN special meeting, DCRN stockholders of record will need to visit and enter the 12 digit control number provided on your proxy card, regardless of whether you pre-registered.

Date, Time and Place

The DCRN special meeting will be held at 10:00 a.m., Eastern time, on January 12, 2022, via live webcast at https://www.cstproxy.com/decarbonizationplusacquisitionii/2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the virtual DCRN special meeting if you owned shares of DCRN Common Stock, i.e., DCRN Class A Common Stock or DCRN Class B Common Stock, at the close of business on December 6, 2021, which is the record date for the DCRN special meeting. You are entitled to one vote for each share of DCRN Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 50,312,500 shares of DCRN Class A Common Stock and DCRN Class B Common Stock outstanding in the aggregate, of which 40,250,000 were shares of DCRN Class A Common Stock and 10,062,500 were DCRN Founder Shares held by the DCRN initial stockholders.

Vote of DCRN Sponsor, Directors and Officers of DCRN

DCRN Sponsor and DCRN’s directors and officers have agreed to vote any shares of DCRN Class A Common Stock and DCRN Class B Common Stock owned by them in favor of the Business Combination.

DCRN Sponsor and DCRN’s directors and officers have waived any redemption rights, including with respect to shares of DCRN Class A Common Stock purchased in the DCRN IPO or in the aftermarket, in connection with the Business Combination. The DCRN Founder Shares held by DCRN Sponsor and DCRN’s independent directors have no redemption rights upon DCRN’s liquidation and will be worthless if no Business Combination is effected by DCRN by the Deadline Date. However, DCRN Sponsor and DCRN’s directors and officers are entitled to redemption rights upon DCRN’s liquidation with respect to any shares of DCRN Class A Common Stock they may own.

Quorum and Required Vote for Proposals for the DCRN Special Meeting

A quorum of DCRN stockholders is necessary to hold a valid meeting. A quorum will be present at the DCRN special meeting if holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote thereat are present online or represented by proxy at the DCRN special meeting. Abstentions will count as present for the purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote thereon at the DCRN special meeting, voting as a single class. The approval of the NewCo Constitution Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote and actually cast thereon at the DCRN special meeting, voting as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote online at the DCRN special meeting will not be counted towards the number of shares of DCRN Class A Common Stock and DCRN Class B Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of any vote on the NewCo Constitution Proposal or the Adjournment Proposal, but will have the same effect as a vote “Against” the Business Combination Proposal.

The Closing is conditioned on the approval of the Business Combination Proposal at the DCRN special meeting. The NewCo Constitution Proposal is non-binding and is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation to DCRN Stockholders

After careful consideration, the DCRN Board recommends that DCRN stockholders vote “For” each Proposal being submitted to a vote of the DCRN stockholders at the DCRN special meeting.

For a more complete description of DCRN’s reasons for the approval of the Business Combination and the recommendation of the DCRN Board, see the section entitled “The Business Combination—DCRN Board’s Consideration of and Reasons for Approving the Business Combination.”

Voting Your Shares

Each share of DCRN Class A Common Stock and each share of DCRN Class B Common Stock that you own in your name entitles you to one vote on each of the Proposals for the DCRN special meeting. Your one or more proxy cards show the number of shares of DCRN Class A Common Stock and DCRN Class B Common Stock that you own. There are several ways to vote your shares of DCRN Class A Common Stock and DCRN Class B Common Stock:

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You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the DCRN special meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of DCRN Class A Common Stock or DCRN Class B Common Stock will be voted as recommended by the DCRN Board. The DCRN Board recommends voting “For” the Business Combination Proposal, “For” the NewCo Constitution Proposal and “For” the Adjournment Proposal.

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You can attend the DCRN special meeting virtually and vote online even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. However, if your shares of DCRN Class A Common Stock or DCRN Class B Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way DCRN can be sure that the broker, bank or nominee has not already voted your shares of DCRN Class A Common Stock or DCRN Class B Common Stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the DCRN special meeting or at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify DCRN’s secretary, in writing, before the DCRN special meeting that you have revoked your proxy; or

•	you may attend the DCRN special meeting virtually, revoke your proxy and vote online, as indicated above.

No Additional Matters May Be Presented at the DCRN Special Meeting

The DCRN special meeting has been called to consider only the approval of the Business Combination Proposal, the NewCo Constitution Proposal and the Adjournment Proposal. Under DCRN’s bylaws, other than procedural matters incident to the conduct of the DCRN special meeting, no other matters may be considered at the DCRN special meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the DCRN special meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of DCRN Class A Common Stock or DCRN Class B Common Stock, you may call Morrow Sodali LLC, DCRN’s proxy solicitor, at (800) 662-5200 (banks and brokerage firms, please call collect at (203) 658-9400).

Redemption Rights

Under the DCRN Charter, any holders of DCRN Class A Common Stock may elect that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest not previously released to DCRN to pay its franchise and income taxes, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the DCRN IPO (calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to us to pay our franchise and income taxes). For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of September 30, 2021, of approximately $402.5 million, the estimated per share redemption price would have been approximately $10.00.

In order to exercise your redemption rights, you must:

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if you hold your shares of DCRN Class A Common Stock through DCRN units, elect to separate your DCRN units into the underlying shares of DCRN Class A Common Stock and DCRN warrants prior to exercising your redemption rights with respect to the shares of DCRN Class A Common Stock;

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certify to DCRN whether you are acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other DCRN stockholder with respect to shares of DCRN Class A Common Stock;

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prior to 10:30 a.m., Eastern time, on January 10, 2022 (two business days before the DCRN special meeting), tender your shares physically or electronically and submit a request in writing that DCRN redeem your DCRN public shares for cash to Continental Stock Transfer & Trust Company, DCRN’s transfer agent, to the attention of Mark Zimkind at 1 State Street, 30th Floor, New York, New York 10004, by email at mzimkind@continentalstock.com or by telephone at (212) 509-4000; and

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deliver your shares of DCRN Class A Common Stock either physically or electronically through DTC to the transfer agent at least two business days before the DCRN special meeting. DCRN stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is DCRN’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, DCRN does not have any control over this process and it may take longer than two weeks. DCRN stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your shares of DCRN Class A Common Stock as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with DCRN’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting the transfer agent at the phone number or address listed above.

Holders of outstanding DCRN units must separate the underlying DCRN public shares and DCRN warrants prior to exercising redemption rights with respect to the DCRN public shares. If you hold DCRN units registered in your own name, you must deliver the certificate for such DCRN units or deliver such DCRN units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such DCRN units into DCRN public shares and DCRN warrants. This must be completed far enough in advance to permit the mailing of the DCRN share certificates or electronic delivery of the DCRN public shares back to you so that you may then exercise your redemption rights with respect to the DCRN public shares following the separation of such DCRN public shares from the DCRN units.

If a broker, dealer, commercial bank, trust company or other nominee holds your DCRN units, you must instruct such nominee to separate your DCRN units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of DCRN units to be split and the nominee holding such DCRN units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant DCRN units and a deposit of the corresponding number of DCRN public shares and DCRN public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the DCRN public shares following the separation of such DCRN public shares from the DCRN units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your DCRN units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Prior to exercising redemption rights, stockholders should verify the market price of DCRN Class A Common Stock as they may receive higher proceeds from the sale of their DCRN Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. DCRN cannot assure you that you will be able to sell your shares of DCRN Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the DCRN Class A Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of DCRN Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will not receive NewCo Ordinary Shares or have any right to participate in, or have any interest in, NewCo’s future growth following the Business Combination, if any. You will be entitled to receive cash for these shares of DCRN Class A Common Stock only if you properly and timely demand redemption.

If the Business Combination is not approved and DCRN does not consummate a “Business Combination” (as defined in the DCRN Charter) by the Deadline Date, DCRN will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the DCRN public stockholders and DCRN warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of DCRN Class A Common Stock and DCRN Class B Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

DCRN is soliciting proxies on behalf of the DCRN Board. This solicitation is being made by mail but also may be made by telephone or in person. DCRN and its directors, officers and employees may also solicit proxies in person. DCRN will file with the SEC all scripts and other electronic communications as proxy soliciting materials. DCRN will bear the cost of the solicitation.

DCRN has engaged Morrow Sodali LLC to assist in the proxy solicitation process. DCRN will pay that firm a fee of $37,500, plus disbursements. DCRN will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. DCRN will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. DCRN will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION

Structure of the Business Combination

On May 25, 2021, DCRN, Tritium, NewCo and Merger Sub entered into a Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions contained therein, (i) DCRN, Newco, Tritium and all existing shareholders of Tritium will enter into the Share Transfer Agreement pursuant to which Tritium shareholders will transfer their Tritium Shares to NewCo in exchange for an aggregate of 120,000,000 NewCo Ordinary Shares valued at $10.00 per share and (ii) Merger Sub will merge with and into DCRN, with DCRN surviving as a wholly owned subsidiary of NewCo. Pursuant to the Merger, each share of DCRN Class A Common Stock will be exchanged for one NewCo Ordinary Share and each DCRN warrant will automatically convert into one NewCo Warrant. At the Effective Time, the DCRN Founder Shares will be cancelled and converted into DCRN Class A Common Stock in accordance with the DCRN Charter and, accordingly, will be exchanged for NewCo Ordinary Shares pursuant to the Merger.

Organizational Structure

The following diagram illustrates the organizational structure of DCRN and Tritium immediately prior to the Business Combination:

The following diagram illustrates the structure of NewCo immediately following the Business Combination:

Conversion of Securities

At the Effective Time, the following events will take place simultaneously:

•	NewCo Ordinary Shares will be issued to Tritium shareholders in accordance with the Share Transfer Agreement;

•	Each DCRN Founder Share will be cancelled and converted into one validly issued, fully paid and nonassessable share of DCRN Class A Common Stock in accordance with the DCRN Charter; and

•	By virtue of the Merger and without any action on the part of DCRN, NewCo, Merger Sub or the holders of any of the following securities:

•	All shares of DCRN Common Stock held in the treasury of DCRN will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto;

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Each share of DCRN Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than Redemption Shares, but including the shares of DCRN Class A Common Stock issued upon conversion of the DCRN Founder Shares) will be cancelled and converted into and exchanged for the Per Share Merger Consideration;

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Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of DCRN as the surviving corporation in the Merger; and

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NewCo will assume the DCRN Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each DCRN warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a NewCo Warrant. Each NewCo Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding DCRN warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination. Accordingly, effective as of the Effective Time: (A) each NewCo Warrant will be exercisable solely for NewCo Ordinary Shares; (B) the number of NewCo Ordinary Shares subject to each NewCo Warrant will be equal to the number of shares of DCRN Class A Common Stock subject to the applicable DCRN warrant; and (C) the per share exercise price for the NewCo Ordinary Shares issuable upon exercise of such NewCo Warrant will be equal to the per share exercise price for the shares of DCRN Class A Common Stock subject to the applicable DCRN warrant, as in effect immediately prior to the Effective Time.

Each Redemption Share that will be redeemed at the Effective Time will not be entitled to receive the Per Share Merger Consideration and will be converted into the right to receive from DCRN, in cash, an amount per share calculated in accordance with such stockholder’s redemption rights. At or as promptly as practical after the Effective Time, DCRN will make such cash payments in respect of each such Redemption Share. As of the Effective Time, all such Redemption Shares will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a Redemption Share (or related certificate or book-entry share) will cease to have any rights with respect thereto, except the right to receive such cash payments from DCRN.

In the event that the DCRN Class A Common Stock and DCRN warrants comprising a single DCRN unit have not been detached so as to permit separate transferability or trading prior to the Effective Time, then effective immediately prior to the Share Exchange, Warrant Conversion and Share Transfer, any and all DCRN units will be automatically detached and broken out into their constituent parts, such that a holder of one DCRN unit will hold one share of DCRN Class A Common Stock and one-third of one DCRN warrant, and the underlying DCRN Class A Common Stock and DCRN warrants will be converted in accordance with the Business Combination Agreement. However, if the detachment would result in a holder of DCRN public warrants holding a fractional DCRN public warrant, then prior to the conversion the number of DCRN public warrants deemed to be held by such holder will be rounded down to the nearest whole number.

Conditions to Closing of the Business Combination

Conditions to the Obligations of Each Party

The obligations of DCRN, NewCo, Merger Sub and Tritium to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of each of the following mutual conditions:

•

the Business Combination Proposal will have been approved and adopted by the requisite affirmative vote of the DCRN stockholders in accordance with this proxy statement/prospectus, the DGCL, DCRN’s organizational documents and the rules and regulations of the NASDAQ;

•

no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination;

•

(i) all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act will have expired or been terminated and (ii) (A) DCRN will have received a written notice under the FATA, by or on behalf of the Treasurer of the Commonwealth of Australia stating or to the effect that the Commonwealth Government of Australia does not object to the Business Combination, either unconditionally or on terms that are reasonably acceptable to DCRN and Tritium (it being understood that the imposition of customary tax conditions in connection with the FIRB approval will be deemed acceptable), (B) the Treasurer of the Commonwealth of Australia will have become precluded from making an order in relation to the subject matter of the Business Combination Agreement and the Business Combination under the FATA or (C) if an interim order is made under the FATA in respect of the Business Combination, the subsequent period for making a final order prohibiting the Business Combination will have elapsed without a final order being made;

•

the NewCo Ordinary Shares will have been accepted for listing on the NASDAQ (subject to the Closing occurring), or another national securities exchange mutually agreed to by the parties in writing, as of the Closing Date;

•	the NewCo Ordinary Shares will not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act;

•

the Registration Statement will have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened in writing by the SEC;

•

the Exit Notice and the Share Transfer Agreement will have been duly executed and delivered to DCRN, and the transfer of Tritium Shares to NewCo in accordance with the terms of the Share Transfer Agreement will have occurred at the Closing; and

•

(i) Tritium will have delivered to DCRN a waiver from Vontier with respect to all of Vontier’s rights under clause 19 of the Shareholders’ Deed in relation to Tritium (regarding such shareholder’s rights to acquire Tritium based on a formal valuation), or (ii) the permitted timeframe for such shareholder to exercise such rights to acquire Tritium under the Shareholders’ Deed will have expired and such rights have not been exercised.

Conditions to the Obligations of DCRN

The obligations of DCRN to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•

the representations and warranties of Tritium contained in the sections titled (a) “Organization and Qualification; Subsidiaries,” (b) “Organizational Documents,” (c) “Capitalization” (other than certain provisions in such section as described below), (d) “Authority Relative to the Business Combination Agreement” and (e) “Brokers” in the Business Combination Agreement will each be true and correct in all material respects as of the date of the Business Combination Agreement and the Closing, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier specified date. Certain of the representations and warranties in the section titled “Capitalization” in the Business Combination Agreement will be true and correct in all respects except for de minimis inaccuracies as of the date of the Business Combination Agreement and at the Closing as though made on and as of such date and time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date). The other representations and warranties of Tritium contained in the Business Combination Agreement will be true and correct in all respects (without giving effect to any “materiality,” “Tritium Material Adverse Effect” (as defined below) or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Tritium Material Adverse Effect;

•

the representations and warranties of NewCo and Merger Sub contained in the sections titled (a) “Organizational Documents,” (b) “Capitalization” and (c) “Brokers” in the Business Combination Agreement will each be true and correct in all material respects as of the date of the Business Combination Agreement and the Closing, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier specified date. Certain of the representations and warranties in the section titled “Capitalization” in the Business Combination Agreement will be true and correct in all respects except for de minimis inaccuracies as of the date of the Business Combination Agreement and at the Closing as though made on and as of such date and time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date). The other representations and warranties of NewCo and Merger Sub contained in the Business Combination Agreement will be true and correct in all respects (without giving effect to any “materiality,” “material adverse effect” or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on NewCo and Merger Sub, taken as a whole;

•

Tritium will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing; provided, that, a covenant of Tritium will only be deemed to have not been performed if Tritium has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to Tritium (or if earlier, the Outside Date);

•

NewCo and Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing; provided, that, a covenant of NewCo or Merger Sub will only be deemed to have not been performed if NewCo or Merger Sub has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to NewCo or Merger Sub (or if earlier, the Outside Date);

•	Tritium will have delivered to DCRN a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions as they relate to Tritium;

•	NewCo will have delivered to DCRN a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions as they relate to NewCo and Merger Sub;

•	no Tritium Material Adverse Effect will have occurred between the date of the Business Combination Agreement and the Closing;

•	NewCo will have delivered the A&R Registration Rights Agreement duly executed by NewCo; and

•

NewCo, Tritium and each recipient of NewCo Ordinary Shares in the Share Transfer will have delivered a copy of the Lock-Up Agreement duly executed by NewCo, Tritium and such recipients (or their validly authorized attorney-in-fact).

Some of the conditions to DCRN’s obligations are qualified by the concept of a “Tritium Material Adverse Effect.” Under the terms of the Business Combination Agreement, a “Tritium Material Adverse Effect” means any event, state of facts, development, condition, occurrence, circumstance, change or effect (collectively,

“Effect”) that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Tritium and Tritium’s subsidiaries taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by Tritium of its obligations under the Business Combination Agreement or the consummation of the Business Combination; provided, however, that none of the following will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there is, has been or will be a Tritium Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any law, U.S. GAAP or applicable local GAAP applicable to Tritium, including any COVID-19 measures or change of interpretation of COVID-19 measures following the date of the Business Combination Agreement; (b) Effects generally affecting the industries or geographic areas in which Tritium and Tritium’s subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events with respect to the COVID-19 pandemic, solely to the extent such Effect first arises after the date of the Business Combination Agreement; (e) any actions taken or not taken by Tritium or Tritium’s subsidiaries as required by the Business Combination Agreement or any ancillary agreement, (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities) (provided that this clause (f) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the Business Combination), (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) will not prevent a determination that any Effect underlying such failure has resulted in a Tritium Material Adverse Effect, or (h) any actions taken, or failure to take action, or such other Effects, in each case, which DCRN has requested in writing or to which it has consented in writing, except in the cases of clauses (a) through (d), to the extent that Tritium and Tritium’s subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries or regions in which Tritium and Tritium’s subsidiaries operate.

Conditions to the Obligations of Tritium, NewCo and Merger Sub

The obligations of Tritium, NewCo and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•

the representations and warranties of DCRN contained in the sections titled (a) “Corporate Organization,” (b) “Organizational Documents,” (c) “Authority Relative to the Business Combination Agreement” and (d) “Brokers” in the Business Combination Agreement will each be true and correct in all material respects as of the date of the Business Combination Agreement and the Closing, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier specified date. Certain of the representations and warranties in the section titled “Capitalization” in the Business Combination Agreement will be true and correct in all respects except for de minimis inaccuracies as of the date of the Business Combination Agreement and at the Closing as though made on and as of such date and time (except to the extent of any changes that reflect actions permitted in accordance with the section entitled “Conduct of Business by DCRN” in the Business Combination Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to Tritium, DCRN, NewCo, Merger Sub or their affiliates. The other representations and warranties of DCRN contained in the Business Combination Agreement will be true and correct in all respects (without giving effect to any “materiality,” “DCRN Material Adverse Effect” (as defined below) or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a DCRN Material Adverse Effect;

•

DCRN will have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing; provided, that, a covenant of DCRN will only be deemed to have not been performed if DCRN has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to DCRN (or if earlier, the Outside Date);

•	DCRN will have delivered to Tritium a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

•	no DCRN Material Adverse Effect will have occurred between the date of the Business Combination Agreement and the Closing; and

•	satisfaction of the Minimum Cash Condition.

Some of the conditions to Tritium’s, NewCo’s and Merger Sub’s obligations are qualified by the concept of a “DCRN Material Adverse Effect.” Under the terms of the Business Combination Agreement, a “DCRN Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of DCRN, or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by DCRN of its respective obligations under the Business Combination Agreement or the consummation of the Business Combination; provided, however, that none of the following will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a DCRN Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any law, U.S. GAAP or applicable local GAAP applicable to DCRN, including any COVID-19 measures or change of interpretation of COVID-19 measures following the date of the Business Combination Agreement; (b) Effects generally affecting the industries or geographic areas in which DCRN operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events with respect to the COVID-19 pandemic, solely to the extent such Effect first arises after the date of the Business Combination Agreement; (e) any actions taken or not taken by DCRN as required by the Business Combination Agreement or any ancillary agreement, (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities) (provided that this clause (f) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the Business Combination), (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) will not prevent a determination that any Effect underlying such failure has resulted in a DCRN Material Adverse Effect, or (h) any actions taken, or failure to take action, or such other Effects, in each case, which DCRN has requested in writing or to which it has consented in writing or which actions are contemplated by the Business Combination Agreement, except in the cases of clauses (a) through (f), to the extent that DCRN is materially disproportionately affected thereby as compared with other participants in the industry or regions in which DCRN operates.

Ownership of NewCo after Closing

Upon consummation of the Business Combination, the Tritium shareholders and the DCRN stockholders will become NewCo shareholders.

The following table illustrates the varying ownership levels of NewCo after the Business Combination under two scenarios: one with no redemptions by DCRN public stockholders and one with maximum redemptions by DCRN public stockholders as of December 6, 2021 (totals may not add to 100.0% due to rounding):

	Assuming No Redemptions	% Shareholding	Assuming Maximum Redemptions	% Shareholding
Shares held by former Tritium Shareholders(1)	120,000,000	69.8	120,000,000	78.4
Shares held by current DCRN public stockholders(2)	40,250,000	23.4	21,536,950	14.0
Shares held by DCRN initial stockholders(3)	10,062,500	5.9	10,062,500	6.6
Shares issued to Palantir(4)	1,500,000	0.9	1,500,000	1.0

Total NewCo Ordinary Shares	171,812,500		153,099,450

(1)	Pursuant to the Business Combination Agreement, the aggregate number of NewCo Ordinary Shares issued to the existing Tritium shareholders will equal 120 million.
(2)

Underlying shares of DCRN Class A Common Stock are subject to possible redemption. The maximum redemption scenario is determined based on the assumption that the Minimum Cash Condition of $200 million in the Trust Account is satisfied at Closing (after giving effect to the PIPE Funds, redemption payments and DCRN transaction expenses).

(3)	Shares held by DCRN Sponsor and DCRN’s management and board of directors.
(4)	Shares issued in exchange for $15.0 million of PIPE Funds.

See the section entitled “—Total NewCo Shares to Be Issued in the Business Combination” for more information.

Background of the Business Combination

DCRN is a Delaware corporation formed on December 4, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. DCRN’s business strategy is to identify, acquire and, after the Initial Business Combination, build a company whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors, including the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN’s goal is to build a focused business with multiple competitive advantages that have the potential to improve the target business’s overall value proposition. The ultimate goal of this business strategy is to maximize stockholder value. The proposed Business Combination was the result of an extensive search for a potential transaction utilizing the vast network and industry experience of DCRN’s management team, DCRN Sponsor and its affiliates. The terms of the Business Combination were the result of extensive negotiations between representatives of DCRN, a consortium of Tritium shareholders (the “Consortium”) and Tritium management. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

On the morning of February 8, 2021, DCRN completed the DCRN IPO of 40,250,000 DCRN units, including 5,250,000 DCRN units that were issued pursuant to the underwriters’ full exercise of their over-allotment option, with each DCRN unit consisting of one share of DCRN Class A Common Stock and one-third of one DCRN warrant, raising gross proceeds of approximately $402.5 million. Simultaneously with the closing of the DCRN IPO, DCRN completed the private sale of 7,366,667 DCRN private placement warrants to DCRN Sponsor and DCRN’s independent directors, generating gross proceeds of approximately $11.05 million.

Prior to the consummation of the DCRN IPO on the morning of February 8, 2021, neither DCRN, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with DCRN.

Following the closing of the DCRN IPO, DCRN representatives commenced a robust search for businesses or assets to acquire for the purpose of consummating DCRN’s Initial Business Combination. In evaluating potential businesses and assets to acquire, DCRN surveyed the landscape of potential acquisition opportunities based on its representatives’ familiarity with relevant industry sectors. Between February 8, 2021 and April 4, 2021, DCRN reviewed potential acquisition alternatives, explored options with the underwriters from the DCRN IPO and contacted or was contacted with respect to 22 Initial Business Combination opportunities. As part of this process, DCRN representatives considered over 25 potential acquisition targets in a wide variety of industry sectors, including targets that were engaged in businesses involving energy sustainability or utilizing technologies that would make a positive impact on the environment. As part of its acquisition strategy, DCRN did not focus its efforts on pursuing potential transactions in competitive or auction situations, but instead focused on bilateral discussions with the key decision makers of the potential targets regarding a potential transaction.

DCRN conducted due diligence and discussions (including by participating in investor presentations) with the senior executives, stockholders or sponsors of, or investment advisors to, all of such Initial Business Combination candidates. Many of these discussions advanced to the point where DCRN executed a confidentiality agreement with the Initial Business Combination candidate. Each such confidentiality agreement was entered into on customary terms and conditions and, among other things, restricted the disclosure of confidential information and limited the rights of a party to use the confidential information except for the purpose of evaluating a possible transaction. None of the confidentiality agreements included a standstill agreement provision that would prevent DCRN from making an offer for the counterparty, or would prevent any party from making an offer for DCRN. Other than Tritium and one other Initial Business Combination candidate, DCRN did not proceed with the Initial Business Combination candidates following initial due diligence, and did not submit formal indications of interest and/or draft letters of intent to any such Initial Business Combination candidates.

In October of 2020, the Consortium engaged Credit Suisse to serve as its strategic advisor in connection with a potential sale transaction. A limited selection of the most likely corporate strategic buyers and SPAC merger partners (the “Potential Acquirers”) were approached to review a potential acquisition opportunity for Tritium. Between October 2020 and February 2021, Tritium executed confidentiality agreements with over 10 Potential Acquirers. Following execution of such confidentiality agreements, such Potential Acquirers were provided with Tritium’s management presentation. Of the Potential Acquirers, six were granted access to the electronic data room containing information about Tritium’s business.

Unrelated to Credit Suisse’s engagement to serve as the Consortium’s strategic advisor, Credit Suisse also served as an underwriter in the DCRN IPO and served as placement agent in the PIPE Financing. An aggregate estimated fee of approximately $20.3 million is expected to be payable by Tritium and DCRN to Credit Suisse, contingent on the completion of the Business Combination, as deferred underwriting fees for the DCRN IPO and for Credit Suisse’s services as placement agent in the PIPE Financing and the Consortium’s strategic advisor.

In December 2020, Robert Tichio, in his capacity as chairman of the board of Decarbonization Plus Acquisition Corporation (“DCRB”) (a special purpose acquisition company formerly sponsored by an affiliate of

DCRN Sponsor), met with Credit Suisse and executives from Tritium about potentially pursuing a business combination between DCRB and Tritium. As permitted by DCRB’s exclusivity agreement with Hyzon Motors Inc. (“Hyzon”), on December 7, 2020, DCRB executed a confidentiality agreement with Tritium and initiated a due diligence review of Tritium. After a series of discussions, DCRB decided not to pursue a transaction with Tritium due to the progression of its negotiations with Hyzon regarding a business combination and the benefits expected to be provided by the Hyzon business combination. However, in February 2021, following DCRB’s receipt of a proposal from Hyzon regarding an additional earnout for the Hyzon stockholders, and due to the related uncertainty surrounding DCRB’s negotiations with Hyzon, DCRB resumed discussions with Tritium regarding a potential business combination between DCRB and Tritium. On January 29, 2021, DCRB’s exclusivity agreement with Hyzon terminated and, on February 4, 2021, DCRB delivered a non-binding indication of interest to Tritium, which contemplated a preliminary valuation of Tritium of $1,200 million, a $275 million PIPE Financing and up to $200 million of cash consideration for the Tritium shareholders.

Due to the benefits expected to be provided by the Hyzon business combination, the advanced stage of negotiations with Hyzon, and other reasons, the board of directors of DCRB ultimately reaffirmed its decision to pursue the business combination with Hyzon over the other potential targets (including Tritium) at a meeting of the board of directors of DCRB on February 8, 2021. DCRB subsequently entered into a business combination transaction with Hyzon on February 8, 2021, which closed on July 16, 2021. In connection with the consummation of such business combination, Mr. Tichio and the other officers and directors of DCRB (other than Mr. Anderson) resigned from their respective positions as officers or directors of DCRB.

Following the closing of the DCRN IPO, on February 8, 2021, Robert Tichio, in his capacity as chairman of the board of DCRN, and John Staudinger, an affiliate of DCRN Sponsor, participated in a conference call with representatives of Credit Suisse regarding a possible transaction between DCRN and Tritium. No other representatives of DCRN, Credit Suisse or Tritium participated in this call. DCRN reviewed Tritium’s management presentation, including an overview of Tritium’s business and financial model, comparison against peer companies and information regarding Tritium’s customers, existing and planned facility developments, products and technologies.

That evening, DCRN contacted and retained Vinson & Elkins L.L.P. (“Vinson & Elkins”) to advise DCRN on a possible Initial Business Combination with Tritium. Vinson & Elkins assisted DCRN in drafting a non-binding indication of interest (the “IOI”). The IOI contemplated a preliminary valuation of Tritium of $1,200 million, a $200 – 250 million PIPE Financing and up to $200 million of cash consideration for the Tritium shareholders. DCRN adopted the same financial terms that were proposed by DCRB in its non-binding indication of interest delivered to Tritium on February 4, 2021. DCRN also engaged the same third parties, including Vinson & Elkins, in connection with preparation of the IOI that DCRB engaged in connection with preparation of the non-binding indication of interest that DCRB delivered to Tritium on February 4, 2021.

DCRN delivered the IOI to Tritium on the evening of February 8, 2021.

On February 9, 2021, DCRN was granted access to an electronic data room containing information relating to Tritium. Over the next few days, Credit Suisse and members of Tritium management provided DCRN with responses to certain diligence questions raised by Mr. Tichio and Mr. Staudinger, including with respect to technology, business development, organizational structure and capital spending plans, and provided an overview of Tritium’s business and current operations.

During this time, DCRN also engaged a leading management consulting firm to assist DCRN in its due diligence investigation of Tritium as well as the DC fast charging industry. The firm assessed, among other things, the DC fast charging industry; Tritium’s business plan, total addressable market and potential adjacencies; the perspective of Tritium’s customers and Tritium’s sales strategy; Tritium’s competitive positioning and Tritium’s readiness and potential risks.

On February 12, 2021, Vontier was provided an “Offer to Fortive” notice with respect to Fortive’s matching rights under the Shareholder’s Deed by representatives of the Consortium and certain other shareholders of Tritium (together the “Offering Shareholders”) in connection with Vontier’s rights to price match any third party offer for, or third party valuation of, Tritium shares.

On February 15, 2021, DCRN contacted and retained Clifford Chance LLP (“Clifford Chance”) to serve as Australian and Dutch legal counsel to DCRN in connection with the possible Initial Business Combination with Tritium.

On February 16, 2021, DCRN delivered a draft non-binding letter of intent (the “LOI”) to Tritium. The LOI contemplated, among other things, (i) a $1,200 million valuation of Tritium, with up to $250 million of the consideration payable in cash, (ii) a PIPE Financing of at least $250 million, (iii) a 6-month lock-up for the existing Tritium shareholders, (iv) no minimum cash condition, (v) a customary confidentiality agreement and (vi) a two-month exclusivity period.

On February 23, 2021, Latham & Watkins LLP, U.S. legal counsel to Tritium (“Latham”), delivered a revised draft of the LOI to Vinson & Elkins on behalf of Tritium. The revised LOI provided for (i) up to $180 million of the consideration to be payable in cash, (ii) a PIPE Financing of at least $180 million, (iii) the Sponsor Support Agreement, (iv) a new equity incentive plan with an award pool of up to 10% of the combined company’s fully-diluted outstanding stock immediately after the Closing and a 3% evergreen, (v) an employee stock purchase program with a reserved pool equal to 1% of the combined company’s fully-diluted stock immediately after the Closing and a 1% evergreen, (vi) a minimum cash condition of $425 million, (vii) no material adverse effect closing condition, (viii) a cap on DCRN’s transaction expenses, (ix) a restriction on the DCRN Board’s ability to change its recommendation to the DCRN stockholders with respect to the Business Combination and (x) and a 40-day exclusivity period.

Over the next two weeks, DCRN and Tritium exchanged drafts of the LOI and negotiated several terms, including (i) the expected size of the PIPE Financing, (ii) the ability of the DCRN Board to change its recommendation to the DCRN stockholders with respect to the Business Combination, (iii) the expected terms of the new equity incentive plan and employee stock purchase program, (iv) the contemplated closing conditions, (v) caps on the transaction expenses of each of DCRN and Tritium, (vi) the contemplated structure for the Business Combination and (vii) the exclusivity period.

On March 5, 2021, DCRN and Tritium executed the LOI, which (a) contemplated (i) a $250 million PIPE Financing, (ii) no caps on the transaction expenses of DCRN and Tritium, and (iii) a $425 million minimum cash condition and a customary no material adverse effect closing condition and (b) included (i) a binding confidentiality agreement between DCRN and Tritium and (ii) a binding six-week exclusivity period that DCRN, in its sole discretion, could elect to terminate if Vontier did not waive its rights to acquire securities of Tritium under the Shareholder’s Deed by the earlier of (a) immediately prior to the initiation of wall crossing investors in connection with the PIPE Financing and (b) March 15, 2021. Mr. Tichio kept the DCRN Board apprised of this and other developments relating to the potential Business Combination with Tritium.

On March 8, 2021, the board of directors of DCRB waived any interest or expectancy of DCRB in, or in being offered an opportunity to participate in, any transaction with Tritium, and DCRN agreed to assume all costs and expenses incurred by DCRB in connection with its consideration of a proposed transaction with Tritium. No costs or expenses were incurred by DCRB in connection with its consideration of a proposed transaction with Tritium.

From March 5, 2021 to May 25, 2021, DCRN’s representatives and advisors, including its legal, accounting, tax and technical advisors, performed an extensive due diligence investigation of the materials included in the electronic data room, including a review of Tritium’s material contracts and facilities, and intellectual property, financial, tax, legal insurance and accounting due diligence. DCRN’s representatives and advisors also participated in several calls with representatives of Tritium in connection with their due diligence review, including with respect to intellectual property and regulatory matters.

During this time, representatives of DCRN and Tritium and their advisors prepared an investor presentation, relating to Tritium and its business, which included certain management projections for Tritium (as described in the section entitled “The Business Combination—Unaudited Prospective Financial Information”), as well as a pro forma capitalization table of the post-combination company as of the Closing. Tritium was also engaged in negotiations with Gilbarco (an affiliate of Vontier, a Tritium shareholder), which had commenced on February 2, 2021, regarding an Amended and Restated Exclusive Partnership & Distribution Agreement (the “Gilbarco Agreement”), pursuant to which, among other things, the term of such agreement was to be extended. Vontier had indicated that it would be willing to waive its rights to acquire securities of Tritium under the Shareholder’s Deed upon, among other things, agreement with respect to the Gilbarco Agreement.

On March 21, 2021, Vinson & Elkins delivered an initial draft of the Business Combination Agreement to Latham.

On March 30, 2021, DCRN engaged Citigroup Global Markets Inc. (“Citi”) and J.P. Morgan Securities LLC (“JPM”) as financial advisors in connection with the Business Combination pursuant to separate engagement letters, effective in the case of JPM as of February 15, 2021.

On March 31, 2021, the DCRN Board held a special meeting by video conference. Also in attendance were members of DCRN management and representatives of Citi and JPM. During this meeting, representatives of Citi and JPM, together with DCRN management, provided to the DCRN Board an overview of the proposed transaction, including an overview of the EV charging market, the current status of the equity markets and the proposed transaction timeline.

On April 1, 2021, negotiations began between Tritium and Gilbarco on a term sheet for a manufacturing agreement to be entered into between the parties (in addition to the Gilbarco Agreement). These negotiations ceased later in April without reaching an agreement on either the Gilbarco Agreement or the manufacturing agreement.

On April 4, 2021, DCRN and Tritium entered into an amendment to the LOI to (i) extend the exclusivity period to April 23, 2021 and eliminate DCRN’s ability to terminate the exclusivity period if Vontier did not waive its rights to acquire securities of Tritium under the Shareholder’s Deed and (ii) provide that the contemplated minimum cash condition (net of any cash consideration paid to Tritium shareholders) may be reduced to $250 million to cause the amount of such cash consideration to represent at least 30% of the sum of the Trust Account and the PIPE Financing.

On April 5, 2021, DCRN engaged Credit Suisse, Citi and JPM to serve as placement agents for the PIPE Financing.

Also on April 5, 2021, a meeting was held between representatives of Vontier and the Consortium in connection with Vontier’s rights to price match any third party offer for, or third party valuation of, Tritium shares. As part of the price match negotiation process, Vontier began a due diligence process with the cooperation of Tritium, which included access to Tritium management, which lasted until April 29, 2021.

Beginning on April 12, 2021 and over the next six weeks, Credit Suisse, Citi and JPM facilitated telephonic and video conferences with a number of prospective investors in the PIPE Financing. A number of the prospective investors participated in discussions with DCRN and Tritium representatives and were provided the investor presentation as well as access to an electronic data room containing supporting information. A draft of a subscription agreement prepared by Vinson & Elkins was shared with prospective investors and representatives of Vinson & Elkins and Latham addressed and negotiated comments to the subscription agreement from the various interested investors. On May 19, 2021, DCRN and Tritium determined not to enter into any subscription agreements with interested investors prior to the announcement of the Business Combination.

On April 12, 2021, Latham delivered a revised draft of the Business Combination Agreement to Vinson & Elkins. Throughout the following six weeks, Vinson & Elkins and Latham exchanged several drafts of the Business Combination Agreement to reflect changes to the terms of the Business Combination, including with respect to the PIPE Financing and the form of consideration payable to the Tritium shareholders, and to resolve issues raised by DCRN and Tritium, which focused principally on (i) the scope of certain representations and warranties and interim covenants of Tritium, (ii) certain indemnification rights of DCRN Sponsor, (iii) the treatment of Tritium’s loan funded share plan, (iv) the size of the minimum cash condition, (v) Vontier’s rights to acquire securities of Tritium under the Shareholder’s Deed and Tritium’s obligations and the closing conditions and termination rights and fees related thereto and (vi) the circumstances under which the DCRN Board would be permitted under the Business Combination Agreement to change its recommendation to the DCRN stockholders with respect to the Business Combination, including a revised draft that was delivered by Vinson & Elkins to Latham on April 15, 2021 and several revised drafts delivered between Latham and Vinson & Elkins between May 3, 2021 and May 25, 2021.

On April 29, 2021, DCRN and Tritium entered into an amendment to the LOI to extend the exclusivity period to May 28, 2021.

Also on April 29, 2021, the “Final Offer to Fortive” notice with respect to Vontier’s price matching rights was given to Vontier by the Offering Shareholders pursuant to the terms of the Shareholder’s Deed.

On April 30, 2021, Vinson & Elkins delivered initial drafts of the Registration Rights Agreement and the Lock-Up Agreement to Latham.

On May 4, 2021, Clifford Chance delivered an initial draft of the Share Transfer Agreement to Corrs Chambers Westgarth, Australian counsel to Tritium (“Corrs”), and Latham.

On May 6, 2021, Vontier rejected the “Final Offer to Fortive” with respect to Vontier’s price matching rights under the Shareholder’s Deed. At the same time, Vontier’s nominee director of Tritium submitted an information request to Tritium regarding the sale process. Over the course of the next two and a half weeks Tritium made progressively available the applicable materials to Vontier’s nominee director via an electronic data room.

On May 7, 2021, Latham delivered an initial draft of the Sponsor Support Agreement to Vinson & Elkins, and Corrs delivered initial drafts of the Commitment Agreement and the NewCo Constitution to Vinson & Elkins and Clifford Chance. On the same day, Corrs delivered a revised draft of the Share Transfer Agreement to Vinson & Elkins and Clifford Chance.

On May 11, 2021, Latham delivered revised drafts of the Registration Rights Agreement and the Lock-Up Agreement to Vinson & Elkins.

Over the next several weeks, Vinson & Elkins, Clifford Chance, Corrs and Latham exchanged drafts of the Registration Rights Agreement, the Lock-Up Agreement, the Share Transfer Agreement, the Sponsor Support Agreement, the Commitment Agreement and the NewCo Constitution and the other exhibits and ancillary documents to the Business Combination Agreement.

On May 23, 2021, Latham delivered an initial draft of the Termination Fee Side Letter prepared by the Consortium to Vinson & Elkins. Over the next few days, representatives of DCRN and the Consortium exchanged drafts of the Termination Fee Side Letter and participated in conference calls to resolve issues raised by DCRN and the Consortium with respect to the Termination Fee Side Letter, which focused principally on the circumstances and conditions under which the Consortium would be liable for a termination fee.

On May 24, 2021, the DCRN Board held a special meeting by video conference. Also in attendance were members of DCRN management, and representatives of DCRN Sponsor, Vinson & Elkins and Clifford Chance.

During this meeting, Vinson & Elkins provided to the DCRN Board a review of fiduciary duties under Delaware law in the context of consideration of the proposed Business Combination. Vinson & Elkins also reviewed with the DCRN Board the scope of the due diligence review and the terms of the Business Combination, including the Business Combination Agreement and the other definitive agreements, copies of all of which were provided to the DCRN Board in advance of the meeting. Clifford Chance and Vinson & Elkins also provided to the DCRN Board a review of the terms of the Shareholders’ Deed, Vontier’s rights thereunder and the deal protections related thereto included in the Business Combination Agreement, the Termination Fee Side Letter and the other definitive agreements.

On May 25, 2021, the DCRN Board held a special meeting by video conference. Also in attendance were members of DCRN management, and representatives of DCRN Sponsor and Vinson & Elkins. After considerable review of the information presented to the DCRN Board, the DCRN Board unanimously approved the Business Combination Agreement and the other transaction documents related thereto by written consent. The written consent of the DCRN Board also authorized payment of all fees and expenses incurred by DCRN in connection with the transaction, including the assumption of costs incurred by DCRB in connection with its consideration of a proposed transaction with Tritium.

The DCRN Board’s decision to ultimately pursue the Business Combination with Tritium over other potential targets was generally the result of, but not limited to, one or more of the following factors:

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the other potential acquisitions did not fully meet the investment criteria of DCRN, which included, among other things, candidates that are at an inflection point, exhibit a need for capital to achieve the company’s growth strategy and would benefit from DCRN management’s transactional, financial, managerial and investment experience; and

•	the determination of DCRN’s management and DCRN Sponsor that Tritium was of superior quality to the other potential acquisitions after taking into consideration the following:

•	Tritium’s value to investors as an industry leader for DC fast charging development and manufacturing;

•	Tritium’s innovative and competitive DC fast charging designs;

•	Tritium’s demonstrated ability to manufacture and sell DC fast charging stations, including the fact that Tritium had already deployed more than 4,500 charging stations; and

•	a difference in valuation expectations between DCRN and the senior executives or stockholders of the other potential targets.

On May 25, 2021 Eastern Time, the Tritium board of directors approved the Business Combination Agreement and the transactions contemplated thereby.

On May 25, 2021, the parties executed the Business Combination Agreement.

Before the market opened on May 26, 2021, DCRN and Tritium announced the Business Combination together with the execution of the Business Combination Agreement.

On July 27, 2021, DCRN, NewCo and Palantir entered into the Subscription Agreement, pursuant to which Palantir agreed to subscribe for and purchase, and NewCo agreed to issue and sell to Palantir, 1,500,000 PIPE Shares for a purchase price of $10.00 per share, for an aggregate purchase price of $15.0 million.

On August 1, 2021, DCRN, Tritium, NewCo and Vontier entered into a Release Deed (the “Vontier Release”), pursuant to which Vontier agreed to waive all of its rights under clause 19 of the Shareholders’ Deed (regarding its call option right to purchase Tritium at a market value set by a formal third-party valuation). In addition, Vontier agreed to execute and deliver the Share Transfer Agreement upon this Registration Statement becoming effective and execute a Lock-Up Agreement (as defined below) prior to Closing.

DCRN Board’s Consideration of and Reasons for Approving the Business Combination

The DCRN Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the DCRN Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The DCRN Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the DCRN Board may have given different weight to different factors. This explanation of the reasons for the DCRN Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the DCRN Board reviewed the results of the due diligence conducted by DCRN’s management and DCRN’s advisors, which included:

•	meetings and calls with Tritium management and advisors regarding business model, operations and forecasts;

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study of analyst reports and market trends in the EV charging industry, which showed that the public and private sector is focused on reducing greenhouse gas emissions, commercial transportation is a critical and primary contributor to greenhouse gas emissions, there is a growing demand for EVs and, as the evolution of EVs continues to advance, charging infrastructure (and DC fast charging, in particular) will be critical for global adoption and will continue to expand;

•	review of material contracts;

•	review of intellectual property matters;

•	review of commercial, financial, tax, legal and accounting due diligence;

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consultation with Tritium’s management and DCRN’s legal and financial advisors and industry experts, including its advisor that assisted in evaluating the overall electrified vehicle market and of the addressable market for Tritium’s products;

•	financial projections prepared by Tritium’s management team; and

•	the financial statements of Tritium.

DCRN’s management and DCRN’s advisors also reviewed 13 comparable companies, which included three public companies (Alfen, Blink Charging and Fastned) (the “Public Comps”), five companies that completed transactions with a SPAC (Volta Charging, EVgo, EVBox, Nuvve and ChargePoint) (the “De-SPACs”) and five diversified electrical equipment companies (ABB Group, Schneider Electric, Siemens, Eaton and Delta) (the “OEMs” and, together with the Public Comps and the De-SPACs, the “Comparable Companies”). The Public Comps and the De-SPACs were selected for review because they are leading mobility technology peers focused on the charging infrastructure space. These companies have disruptive growth business and financial profiles, comparable to Tritium, and they benefit from the same fundamental trends of growing EV penetration and charging buildout. The OEMs were selected for review because they are leading manufacturing peers with experience in the charging infrastructure space.

DCRN’s management and DCRN’s advisors reviewed the revenue growth, margins, time to achieve positive free cash flow, business models and relative valuation of the Comparable Companies, which showed that Tritium compares favorably to the Comparable Companies on balance. Based on market data as of May 21, 2021, the public trading market valuations of Comparable Companies have expected enterprise value/revenue and enterprise value/EBITDA multiples as follows:

The DCRN Board believes that these multiples compare favorably to an initial market valuation of the post-Business Combination company reflected in the terms of the Business Combination Agreement corresponding to projected enterprise value/revenue multiples of 1.4x and 0.9x, in 2025 and 2026, respectively, and projected enterprise value/EBITDA multiples of 6.4x and 4.0x, in 2025 and 2026, respectively. While Tritium’s projected performance metrics used to derive the initial market valuation multiples of the post-Business Combination company reflected in the terms of the Business Combination are based on forecast periods 0 to 4 years beyond some of the Comparable Companies’ metrics, the DCRN Board believes that the implied valuation discount is such that even applying conservative discount rate assumptions to arrive at a present value for the post-Business Combination company results in a favorable comparison. For example, when applying a conservative 2026 enterprise value/EBITDA multiple of 14-16x to Tritium’s 2026 projected EBITDA, the initial market valuation of the post-Business Combination company implies an approximate 20% annual discount rate from 2021 to 2025. Since Tritium’s business is not expected to achieve scale until 2026, the DCRN Board believes this present value methodology is the most reasonable method of comparison. Although this analysis is based on the current Tritium projections, the valuation multiples decline each year as a result of the high growth projected for Tritium’s business.

Each of the five De-SPACs completed a transaction with a SPAC, so DCRN’s management and DCRN’s advisors also reviewed the terms of these transactions (the “Comparable Transactions”). Looking at both trading and transaction multiples for the Comparable Transactions, as shown in the charts above, the DCRN Board determined that the valuation attributed to Tritium is attractive as compared to the Comparable Transactions.

In approving the Business Combination, the DCRN Board determined not to obtain a fairness opinion. The officers and directors of DCRN have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

The factors considered by the DCRN Board include, but were not limited to, the following:

•	Competitive and Innovative Design. The DCRN Board considered Tritium’s innovative and competitive DC fast charging designs.

•	Value to Equity Investors. The DCRN Board considered Tritium’s value to investors, determining that Tritium is an industry leader for DC fast charging development and manufacturing.

•	Revenue Potential. The DCRN Board considered that Tritium had already deployed more than 4,500 charging stations.

•	Manufacturing Capabilities. The DCRN Board considered Tritium’s demonstrated ability to manufacture DC fast charging products.

•	Due Diligence. The results of DCRN’s due diligence investigation of Tritium conducted by DCRN’s management team and its financial and legal advisors.

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Terms of the Business Combination Agreement. The DCRN Board reviewed the financial and other terms of the Business Combination Agreement and determined that they were the product of arm’s-length negotiations among the parties.

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Independent Director Role. DCRN’s independent directors took an active role in guiding DCRN management as DCRN evaluated and negotiated the proposed terms of the Business Combination. The independent directors actively participated in the meetings of the DCRN Board, including asking questions of DCRN’s management and advisors about the proposed terms of the Business Combination and the related risks. They also actively participated in discussions among the DCRN Board about the terms of the Shareholders’ Deed, Vontier’s rights thereunder and the deal protections related thereto included in the Business Combination Agreement, the Termination Fee Side Letter and the other definitive agreements. They also reviewed and considered the interests that the officers and directors of DCRN may have in the Business Combination as individuals that are in addition to, and that may be different from, the interests of DCRN stockholders. Following an active and detailed evaluation, the DCRN Board’s independent directors unanimously approved, as members of the DCRN Board, the Business Combination Agreement and the Business Combination.

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Stockholder Approval. The DCRN Board considered the fact that, in connection with the Business Combination, DCRN stockholders have the option to (i) remain stockholders of the combined company, (ii) sell their shares on the open market or (iii) redeem their shares for the per share amount held in the Trust Account pursuant to the terms of the DCRN Charter.

•

Other Alternatives. The DCRN Board believes, after a thorough review of other Initial Business Combination opportunities reasonably available to DCRN, that the Business Combination represents the best potential Initial Business Combination for DCRN and the most attractive opportunity for DCRN based upon the process utilized to evaluate and assess other potential Initial Business Combination targets. The DCRN Board believes that such process has not presented a better alternative.

In addition, the DCRN Board determined that the Business Combination satisfies the investment criteria that the DCRN Board identified in connection with the DCRN IPO. For more information, see the section entitled “The Business Combination—Background of the Business Combination.”

In the course of its deliberations, the DCRN Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

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Developmental Stage Company Risk. The risk that Tritium is a growth-stage company, with a history of financial losses and expects to incur significant expenses and continuing losses for the near term. It is difficult, if not impossible, to forecast Tritium’s future results, and Tritium has limited insight into trends that may emerge and affect Tritium’s business.

•

Business Plan Risk. The risk that Tritium may be unable to execute on its business model, which would have a material adverse effect on Tritium’s operating results and business, would harm Tritium’s reputation and could result in substantial liabilities that exceed its resources.

•	Customer Risk. The risk that Tritium may not be able to attract new customers for its products.

•

Financing Risk. The risk that Tritium may be unable to achieve sufficient sales or otherwise raise the necessary capital to implement its business plan and strategy. If Tritium needs to raise additional funds, the risk that these funds may not be available on terms favorable to Tritium or Tritium’s stockholders, or at all when needed.

•	Competitive Risk. The risk that Tritium faces significant competition and that its competitors may develop competing technologies more efficient or effective than Tritium’s.

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Supplier Risk. The risk that Tritium may not be able to attain the supplies and manufacturing tools for its DC fast charging products. If Tritium is unable to enter into commercial agreements with its current suppliers or its replacement suppliers on favorable terms, or if these suppliers experience difficulties meeting Tritium’s requirements, the development and commercial progression of its DC fast charging products and related technologies may be delayed.

•

Intellectual Property Risk. The risk that Tritium may not have adequate intellectual property rights to carry out its business, may need to defend itself against patent, copyright, trademark, trade secret or other intellectual property infringement or misappropriation claims, and may need to enforce its intellectual property rights from unauthorized use by third parties.

•

Regulatory Risk. The risks that are associated with Tritium operating in the highly-regulated DC fast charging industry. Failure to comply with regulations or laws could subject Tritium to significant regulatory risk, including the risk of litigation, regulatory actions and compliance issues that could subject Tritium to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses.

•	Public Company Risk. The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•

Redemption Risk. The risk that a significant number of DCRN stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the DCRN Charter, which would potentially make the Business Combination more difficult to complete, reduce the amount of cash available to the combined company to execute its business plan following the Closing, or cause DCRN to not satisfy the Minimum Cash Condition.

•	Stockholder Vote Risk. The risk that DCRN’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•

Litigation Risk. The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Closing Risk. The risk that the Closing might not occur in a timely manner or that the Closing might not occur at all, despite DCRN’s efforts.

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Closing Conditions Risk. The risk that completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within DCRN’s control. In particular, at the time of execution of the Business Combination Agreement, the Vontier Release had not yet been obtained.

•	Minority Position. The risk that DCRN’s stockholders will hold a minority position in the combined company.

•	No Third-Party Valuation Risk. The risk that DCRN did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•

Fees, Expenses and Time Risk. The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•	Other Risks. Various other risk factors associated with Tritium’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the DCRN Board also considered that the officers and directors of DCRN may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of DCRN’s stockholders. DCRN’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the DCRN Board, the Business Combination Agreement and the Business Combination. For more information, see the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination.”

The DCRN Board concluded that the potential benefits that it expects DCRN and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the DCRN Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are fair to, and in the best interests of, DCRN’s stockholders, (b) approved, adopted and declared advisable the Business Combination Agreement and the transactions contemplated thereby and (c) recommended that the stockholders of DCRN approve each of the Proposals.

The above discussion of the material factors considered by the DCRN Board is not intended to be exhaustive but does set forth the principal factors considered by the DCRN Board.

Satisfaction of 80% Test

It is a requirement under the DCRN Charter and NASDAQ listing requirements that the business or assets acquired in an Initial Business Combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an Initial Business Combination. In connection with its evaluation and approval of the Business Combination, the DCRN Board determined that the fair market value of Tritium is $1.2 billion, based on, among other things, comparable company EBITDA multiples and revenue multiples.

Unaudited Prospective Financial Information

Tritium provided DCRN with its internally prepared forecasts for each of the years in the six-year period ending December 31, 2026. DCRN management reviewed the forecasts and presented key elements of the forecasts to the DCRN Board as part of the DCRN Board’s review and subsequent approval of the Business Combination. Tritium and DCRN do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of DCRN used the financial forecasts set forth below as part of its comprehensive analysis. The forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. However, in the view of Tritium’s management, the forecasts were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Tritium.

The forecasts include EBITDA and EBITDA Margin, which are non-GAAP financial measures. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to U.S. GAAP measures are not available, and DCRN management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used by DCRN management may not be comparable to similarly titled measures used by other companies.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that DCRN, Tritium, their respective directors, officers or advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results in future periods. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Tritium’s business, all of which are difficult to predict and many of which are beyond Tritium’s and DCRN’s control. The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Tritium’s and DCRN’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Tritium Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to DCRN and the DCRN Board in connection with their review of the proposed Business Combination.

The projections included in the document have been prepared by, and are the responsibility of, Tritium’s management. None of WithumSmith+Brown, PC, DCRN’s independent registered public accounting firm, or PricewaterhouseCoopers, Tritium’s independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information presented herein, and, accordingly, WithumSmith+Brown, PC and PricewaterhouseCoopers express no opinion and do not provide any other form of assurance with respect thereto. The PricewaterhouseCoopers report included in this proxy statement/prospectus relates solely to the historical audited financial statements of Tritium. It does not extend to the projections and should not be read as if it does.

The assumptions underlying the projected financial information were developed, in part, based upon internal analyses as well as Tritium’s review of third-party reports covering the projected total addressable market (“TAM”) and forecasted charging infrastructure statistics, including projected growth in the EV charging sector and in EV adoption generally. For example, the 2021 version of the Bloomberg New Energy Finance (“BNEF”) Electric Vehicle Outlook estimates that approximately 66 million passenger EVs will be sold globally in 2040, up from approximately 3.1 million sold in 2020. Tritium’s future growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging products and infrastructure. Tritium believes the EV market is at an inflection point and is experiencing substantial growth.

The financial projections below were not prepared solely on the basis of Tritium’s historical trends; rather, such projections assume growth of the business in excess of such historical operating trends. In order to attain the projected results for the forecasted periods, particularly in outer years, Tritium’s projections assume a global acceleration in the trends of EV adoption, which is subject to a high degree of risk and uncertainty due to a variety of factors that could cause actual results to differ from those expressed in such estimates. Additionally, the longer term projected financial information, including projections beyond 2023, includes assumptions about, among other things:

•	Tritium’s ability to maintain its current market share in major DC charger markets;

•

expected downward pressure on hardware prices as emerging technologies used in Tritium’s products are brought to scale, which Tritium’s management estimated could reduce Tritium’s cost to produce its products by up to 50% over the forecasted period;

•	the growth of existing markets in response to existing and future support from government policies;

•

the development of new markets for Tritium’s products, such as the market for lower powered chargers as more residential and commercial consumers seek DC fast charging solutions, and Tritium’s ability to develop, manufacture and sell products in those markets, which Tritium’s management expects to generate new opportunities to sell Tritium products;

•

Tritium’s ability to develop and manufacture the products on its hardware and software technology roadmaps on or close to the forecasted dates, which Tritium’s management has assumed in the projections; and

•

Tritium’s ability to secure large customer orders from major new or existing customers, including major charging network operators, which Tritium’s management believes will contribute to revenue growth.

Additionally, the projections factored in Tritium’s hardware technology roadmap, which is designed to expand using its modular scalable charging (“MSC”) architecture that Tritium’s management expects to contribute to improved margins due to a reduction in components across product lines and within each product, as well as reduced takt times. This roadmap includes indicative timelines for internal projects that aim to deliver continual improvement in the form of cost reductions over time. Further, the technology roadmap assumes the growth of software from 0% of Tritium’s total revenue for calendar year 2020 to approximately 10% for calendar year 2026 and the growth of services revenue from approximately 4% of Tritium’s total revenue for calendar year 2020 to approximately 17% for calendar year 2026, which Tritium believes will contribute to revenue growth.

In preparing the projected financial information, Tritium utilized a baseline projected TAM for DC fast charging hardware at approximately $12 billion for the period between 2022 and 2026 from a market analysis prepared by BNEF. Tritium compared this projected TAM to a variety of third-party sources, including other BNEF reports, as well as IDTechEx and Guidehouse research reports. The projected TAM was revised based on Tritium’s market knowledge and changed to accommodate industry trends and new product segments such as low power DC charging, which were not considered by market analysts. These revisions were combined with industry growth rates and Tritium’s historical growth rates to project future sales. In its analysis, BNEF reported that the Non-China DC fast charging hardware sales grew at a 28% compound annual growth rate for the calendar year ended December 31, 2017 through the calendar year ended December 31, 2020. Tritium’s revenue in the same period grew at a 57% compound annual growth rate. Tritium’s projected cost trajectories and pricing were also compared to external research reports. Although Tritium developed forecasts based on management’s view of the industry, Tritium compared its overall market share projections to the BNEF forecast and determined that they were reasonable. Tritium’s management assumed Tritium would be able to maintain a market share in the DC fast charging hardware market of approximately 16% of the projected TAM from BNEF, which is commensurate with its current market share in Europe and the United States, and significantly less than its current market share in Australia and New Zealand. Finally, the assumed growth rates underlying the forecasts were also informed in part by historical trends and operational developments observed at the time the forecasts were compiled, including (i) growth in Tritium’s revenue and sales pipeline, (ii) an increase in planned investment in manufacturing capabilities and (iii) the development of new product segments not foreseen by market analysts. Based on these factors and subject to the assumptions detailed above, Tritium’s management concluded that the assumed growth in the below forecasts was reasonable.

The key elements of the forecasts provided by management of DCRN to the DCRN Board in connection with its approval of the Business Combination are summarized in the tables below:

Key Financial Metrics

	Forecast
	Year Ended December 31,
	2021E(5)	2022E	2023E	2024E	2025E	2026E
	(dollars in millions)
EBITDA(1)	($38)	($18)	$71	$137	$221	$348
EBITDA Margin(2)	(45%)	(11%)	20%	23%	23%	23%
Revenue	$84	$170	$359	$603	$982	$1,522
Gross Profit(3)	$8	$46	$162	$283	$432	$654
Free Cash Flow(4)	$(44)	$(24)	$65	$131	$196	$306

(1)

Tritium defines EBITDA as net loss before interest income or expense, income tax expense or benefit, and depreciation and amortization. EBITDA is not a financial measure prepared in accordance with U.S. GAAP and should not be considered a substitute for net loss prepared in accordance with U.S. GAAP.

(2)

Tritium defines EBITDA Margin as EBITDA, divided by total revenue, for the period presented. EBITDA Margin is not a financial measure prepared in accordance with U.S. GAAP and should not be considered a substitute for operating margin prepared in accordance with U.S. GAAP.

(3)

For the purpose of projections, Tritium defines Gross Profit as Revenue less cost of goods sold which includes depreciation and amortization related to assets used in production. Historically, Tritium has not allocated depreciation and amortization in its measure of “Segment Gross Profit” for the purpose of Tritium Management’s Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this proxy statement/prospectus. As such, projected Gross Profit is not comparable to Segment Gross Profit as reported in Tritium Management’s Discussion and Analysis of Results of Operations and Financial Condition.

(4)

Free Cash Flow is defined as EBITDA less Capital Expenditures and change in Net Working Capital. EBITDA is not a financial measure prepared in accordance with U.S. GAAP and should not be considered a substitute for net loss prepared in accordance with U.S. GAAP.

(5)

On September 22, 2021, Tritium decided to send all remaining European orders by air instead of sea in order to mitigate potential shipping delays. On September 23, 2021, Tritium became aware of significant delays at the ports of Los Angeles and Long Beach, with nearly 100 ships at anchor or in drift areas awaiting berth space. As a result, Tritium decided to send one final shipping container in October and all remaining U.S. orders after that by air. Tritium cannot assure you that delays in shipping from Australia to the United States and/or other major ports in Europe or Asia will not decrease Tritium’s revenue for the calendar year ending December 31, 2021, or that actions taken to mitigate delays, such as Tritium delivering its chargers by air rather than by sea from late September, will not increase Tritium’s costs of goods sold or adversely affect Tritium’s Gross Profit, EBITDA and Free Cash Flow for the calendar year ending December 31, 2021. The decision to use air freight to fulfill Tritium’s European orders since September 22, 2021 and its U.S. orders since October 3, 2021 is expected to increase Tritium’s freight costs and decrease Tritium’s gross margin and may adversely affect its operating results. Tritium is not yet able to accurately quantify the full effect of the decision to use air freight.

Projected revenue is based on (A) operational assumptions, including (i) the number and type of Tritium’s chargers and associated software to be produced, sold, serviced and upgraded, (ii) the average price of Tritium’s chargers and (iii) the number of software subscriptions and service-level agreements and extended warranties and parts, and (B) projections and assumptions about industry trends, such as (i) a projected increase in the number of EVs, (ii) the rollout of publicly accessible DC fast chargers and (iii) Tritium’s ability to respond to such trends. Projected gross profit is driven by expected material costs, production overheads, software development costs and the costs of servicing Tritium’s customers via service agents.

Other key assumptions impacting projections include headcount, critical assumptions underlying Tritium’s projected unit economics, including the revenue generated on an individual charger basis, the production rate of Tritium’s factories and the ability of its suppliers to deliver parts on time and in the correct quantity and quality.

Annual operating capital expenditures primarily relate to the increase of the production output of Tritium’s factories.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Tritium’s business, all of which are difficult to predict and many of which are beyond Tritium’s and DCRN’s control. The financial projections reflected the following key management assumptions: (i) sales of DC EV chargers will continue to increase and allow Tritium to meet its sales targets; (ii) the rate of production of chargers within Tritium’s factories will allow Tritium to meet the sales demand and deliver chargers on time; (iii) the quality of Tritium’s chargers will allow for Tritium to profit from its service-level agreements and extended warranties; (iv) the demand for Tritium’s software will allow Tritium to meet its software revenue targets and margin expectations; and (v) Tritium will be able to continually develop new products that meet market demand and can be produced at a profit.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the DCRN Board to vote in favor of the Business Combination, DCRN stockholders should be aware that, aside from their interests as stockholders, DCRN Sponsor and certain of DCRN’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other DCRN stockholders generally. DCRN’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to DCRN stockholders that they approve the Business Combination. DCRN stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the fact that DCRN Sponsor and DCRN’s independent directors hold an aggregate of 7,366,667 private placement warrants acquired at a purchase price of $11.05 million which, if unrestricted and freely tradable, would be valued at approximately $14.1 million based on the closing price of DCRN public warrants of $1.91 per warrant on December 6, 2021, the record date for the DCRN special meeting (but which are subject to a lock-up and not freely tradable for a period of 30 days following the Closing), all of which would expire worthless if a business combination is not consummated;

•

the fact that DCRN Sponsor and certain of DCRN’s independent directors have agreed not to redeem any of the shares of DCRN Class A Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•

the fact that DCRN Sponsor paid an aggregate of $25,004 for 10,062,500 Founder Shares, including 400,000 DCRN Founder Shares which were subsequently forfeited by DCRN Sponsor at no cost and, upon forfeiture of such shares, DCRN’s independent directors were issued 400,000 DCRN Founder Shares, 40,000 of which were subsequently forfeited upon the resignation of one of DCRN’s independent directors and, upon forfeiture of such shares, DCRN Sponsor was issued 40,000 DCRN Founder Shares at par value of $0.0001 per share, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $100.5 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•

the fact that given the differential in the purchase price that DCRN Sponsor paid for the DCRN Founder Shares as compared to the price of the DCRN units sold in the DCRN IPO and the 9,702,500 NewCo Ordinary Shares that DCRN Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, DCRN Sponsor and its affiliates may earn a positive rate of return on their investment even if the NewCo Ordinary Shares trades below the price initially paid for the DCRN units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;

•

the fact that up to an aggregate amount of $1.5 million of any amounts outstanding under the working capital loans made by DCRN Sponsor to DCRN may be converted into DCRN warrants to purchase DCRN Class A Common Stock at a price of $1.50 per warrant at the option of the lender and, if issued, such DCRN warrants would automatically convert into an equal number of NewCo Warrants at Closing;

•

if the Trust Account is liquidated, including in the event DCRN is unable to complete an Initial Business Combination within the required time period, DCRN Sponsor has agreed to indemnify DCRN to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per DCRN public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than DCRN’s independent public accountants) for services rendered or products sold to DCRN or (b) a prospective target business with which DCRN has entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that DCRN’s independent directors own an aggregate of 360,000 DCRN Founder Shares that, upon forfeiture by DCRN Sponsor, were issued to DCRN’s independent directors, which if unrestricted and freely tradeable would be valued at approximately $3.6 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

the fact that DCRN Sponsor, and DCRN’s officers and directors, or any of their respective affiliates, will be reimbursed for out-of-pocket expenses incurred in connection with activities on DCRN’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $1.4 million as of December 6, 2021, the record date for the DCRN special meeting;

•	the anticipated appointment of Robert Tichio, a director of DCRN, to the NewCo Board following the Closing;

•

the fact that DCRN Sponsor, and DCRN’s officers and directors will lose their entire investment in DCRN of approximately $11.1 million and will not be reimbursed for any out-of-pocket expenses (of which approximately $1.4 million was owed as of December 15, 2021) if an Initial Business Combination is not completed by the Deadline Date; and

•	the terms and provisions of the Related Agreements as set forth in detail under the section entitled “The Business Combination Agreement and Related Agreements.”

In addition, on December 10, 2021, DCRN issued an unsecured promissory note in the principal amount of up to $1,500,000 to DCRN Sponsor. The note does not bear interest and is repayable in full upon consummation of an Initial Business Combination. If DCRN does not complete an Initial Business Combination, the note will not be repaid and all amounts owed under it will be forgiven. Immediately prior to the consummation of an Initial Business Combination, DCRN Sponsor will have the option, but not the obligation, to convert all or a portion of the unpaid principal balance of the note into that number of DCRN warrants equal to the principal amount of the note so converted divided by $1.50. The terms of such DCRN warrants would be identical to the terms of the DCRN private placement warrants. The note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable. As of December 15, 2021, there was no principal amount outstanding under the promissory note.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the Business Combination, DCRN Sponsor, DCRN’s directors, officers or advisors or any of their respective affiliates may privately negotiate transactions to purchase DCRN public shares from DCRN stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. There is no limit on the number of DCRN public shares DCRN Sponsor, DCRN’s directors, officers or advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of NASDAQ. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, DCRN Sponsor, DCRN’s directors, officers or advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase DCRN public shares in such transactions. None of DCRN Sponsor, DCRN’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such DCRN public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such DCRN stockholder, although still the record holder of such DCRN public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such DCRN stockholder to vote such shares in a manner directed by the purchaser.

In the event that DCRN Sponsor, DCRN’s directors, officers or advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public DCRN stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of DCRN public shares could be to (a) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (b) to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of DCRN public shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of DCRN Class A Common Stock may be reduced and the number of beneficial holders of DCRN’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of DCRN’s securities on a national securities exchange.

DCRN Sponsor, and DCRN’s officers, directors, advisors or any of their respective affiliates anticipate that they may identify the stockholders with whom DCRN Sponsor, DCRN’s officers, directors, advisors or any of their respective affiliates may pursue privately negotiated purchases by either the stockholders contacting DCRN directly or by DCRN’s receipt of redemption requests submitted by stockholders following DCRN’s mailing of proxy materials in connection with the Initial Business Combination. To the extent that DCRN Sponsor, DCRN’s officers, directors, advisors or any of their respective affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination. DCRN Sponsor, DCRN’s officers, directors, advisors or any of their respective affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by DCRN Sponsor, DCRN’s officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. DCRN Sponsor, DCRN’s officers, directors, advisors and any of their respective affiliates will not make purchases of DCRN Class A Common Stock if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act.

Redemption Rights

Under the DCRN Charter, holders of DCRN Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to DCRN to pay its franchise and income taxes, by (b) the total number of shares of DCRN Class A Common Stock issued in the DCRN IPO; provided that DCRN will not redeem any DCRN public shares to the extent that such redemption would result in DCRN having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001, unless the DCRN public shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. As of September 30, 2020, this would have amounted to approximately $10.00 per share. Under the DCRN Charter, in connection with an Initial Business Combination, a DCRN public stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), is restricted from seeking redemption rights with respect to more than 20% of the DCRN public shares.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of DCRN Class A Common Stock for cash and will no longer own shares of DCRN Class A Common Stock and will not receive NewCo Ordinary Shares or participate in NewCo’s future growth, if any. Such a holder will be entitled to receive cash for its DCRN public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to DCRN’s transfer agent in accordance with the procedures described herein. See the section entitled “DCRN Special Meeting—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

The Business Combination Agreement provides that DCRN must satisfy the Minimum Cash Condition at Closing. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of DCRN Class A Common Stock by DCRN’s public stockholders, the Minimum Cash Condition is not satisfied or is not waived, then each of Tritium, NewCo and Merger Sub may elect not to consummate the Business Combination.

Total NewCo Shares to Be Issued in the Business Combination

The following table presents the anticipated ownership of NewCo upon the Closing, which does not give effect to the potential exercise of any warrants and otherwise assumes the following redemption scenarios:

•	No Redemptions: This scenario assumes that no DCRN public stockholders exercise their redemption rights with respect to their DCRN Class A Common Stock.

•

Illustrative Redemptions: This scenario assumes that 9,356,525 shares of DCRN Class A Common Stock are redeemed, which is equal to 50% of the number of shares redeemed in the “Assuming Maximum Redemptions” scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Introduction,” or approximately 23.3% of the outstanding shares of DCRN Class A Common Stock as of the date of this proxy statement/prospectus.

•

Maximum Redemptions: This scenario assumes the “Assuming Maximum Redemptions” scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Introduction,” i.e., 18,713,050 shares of DCRN Class A Common Stock are redeemed, or approximately 46.5% of the outstanding shares of DCRN Class A Common Stock as of the date of this proxy statement/prospectus.

	No Redemptions		Illustrative Redemptions		Maximum Redemptions
	NewCo Ordinary Shares	% Shareholding	NewCo Ordinary Shares	% Shareholding	NewCo Ordinary Shares	% Shareholding
Tritium Shareholders(1)	120,000,000	69.8	120,000,000	73.9	120,000,000	78.4
DCRN public stockholders(2)	40,250,000	23.4	30,893,475	19.0	21,536,950	14.0
DCRN initial stockholders(3)	10,062,500	5.9	10,062,500	6.2	10,062,500	6.6
Palantir(4)	1,500,000	0.9	1,500,000	0.9	1,500,000	1.0

Total NewCo Ordinary Shares	171,812,500		162,455,975		153,099,450

(1)	Pursuant to the Business Combination Agreement, the aggregate number of NewCo Ordinary Shares issued to the existing Tritium shareholders will equal 120 million.
(2)

Underlying shares of DCRN Class A Common Stock are subject to possible redemption. The maximum redemption scenario is determined based on the assumption that the Minimum Cash Condition of $200 million in the Trust Account is satisfied at Closing (after giving effect to the PIPE Funds, redemption payments and DCRN transaction expenses).

(3)	Shares held by DCRN Sponsor and DCRN’s management and board of directors.
(4)	Shares issued in exchange for $15.0 million of PIPE Funds.

If the facts are different than these assumptions, the percentage ownership of the various entities or groups following the Business Combination will be different. For example, the table set forth above does not take into account DCRN warrants that will automatically convert at Closing into NewCo Warrants to purchase NewCo Ordinary Shares, but does include the DCRN Founder Shares, which will convert into DCRN Class A Common Stock and be exchanged for NewCo Ordinary Shares upon Closing. The DCRN warrants will become exercisable on the later of 30 days after the completion of an Initial Business Combination or 12 months from the closing of the DCRN IPO and will expire five years after the completion of an Initial Business Combination or earlier upon their redemption or liquidation. Assuming that no additional DCRN warrants are issued upon conversion of working capital loans and that all outstanding 13,416,667 DCRN public warrants and 7,366,667 DCRN private placement warrants were exercised for cash following completion of the Business Combination, with proceeds to NewCo of approximately $239.0 million (and each other assumption applicable to the table set forth above remains the same), then the ownership of NewCo would be as follows:

	No Redemptions		Illustrative Redemptions		Maximum Redemptions
	NewCo Ordinary Shares	% Shareholding	NewCo Ordinary Shares	% Shareholding	NewCo Ordinary Shares	% Shareholding
Tritium Shareholders	120,000,000	62.3	120,000,000	65.5	120,000,000	69.0
DCRN public stockholders	53,666,667	27.9	44,310,142	24.2	34,953,617	20.1
DCRN initial stockholders	17,429,167	9.0	17,429,167	9.5	17,429,167	10.0
Palantir	1,500,000	0.8	1,500,000	0.8	1,500,000	0.9

Total NewCo Ordinary Shares	192,595,834		183,239,309		173,882,784

The DCRN warrants are, and the NewCo Warrants will be, subject to restrictions on the timing of their exercise and may also be exercisable on a cashless basis by reference to the fair market value of the NewCo Ordinary Shares. As a result, the percentages above are indicative only.

In addition to the changes in percentage ownerships depicted above, variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming stockholders. See the section entitled “Risk Factors—There is no guarantee that a DCRN public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position” for additional information.

The following table shows the dilutive effect and the effect on the per share value of NewCo Ordinary Shares held by non-redeeming DCRN stockholders under a range of redemption scenarios and DCRN warrant exercise scenarios:

	No Redemptions		Illustrative Redemptions		Maximum Redemptions
	NewCo Ordinary Shares	Value per Share(1)	NewCo Ordinary Shares	Value per Share(2)	NewCo Ordinary Shares	Value per Share(3)
Base Scenario(4)	171,812,500	$10.00	162,455,975	$10.00	153,099,450	$10.00
Excluding DCRN initial stockholders(5)	161,750,000	10.62	152,393,475	10.66	143,036,950	10.70
Assuming all DCRN public warrants are exercised(6)	185,229,167	9.28	175,872,642	9.24	166,516,117	9.19
Assuming all DCRN private placement warrants are exercised(7)	179,179,167	9.59	169,822,642	9.57	160,466,117	9.54
Assuming all DCRN public warrants and private placement warrants are exercised(8)	192,595,834	8.92	183,239,309	8.87	173,882,784	8.80

(1)	Based on a post-transaction equity value of NewCo of $1.718 billion.
(2)

Based on a post-transaction equity value of NewCo of $1.625 billion, or $1.718 billion less the approximately $93.6 million that would be paid from the Trust Account to redeem 9,356,525 shares of DCRN Class A Common Stock in connection with the Business Combination.

(3)

Based on a post-transaction equity value of NewCo of $1.531 billion, or $1.718 billion less the approximately $187.1 million that would be paid from the Trust Account to redeem 18,713,050 shares of DCRN Class A Common Stock in connection with the Business Combination.

(4)

Represents (a) the 120,000,000 NewCo Ordinary Shares in aggregate issued to the existing Tritium Shareholders pursuant to the Business Combination Agreement, (b) the 1,500,000 shares of DCRN Class A Common Stock to be issued to Palantir in connection with the PIPE Financing, (c) the conversion of 10,062,500 shares of DCRN Class B Common Stock held by the DCRN initial stockholders and (d) the 40,250,000 DCRN public shares, less any redemptions described above.

(5)	Represents the Base Scenario excluding the 10,062,500 shares of converted DCRN Class B Common Stock held by the DCRN initial stockholders.
(6)	Represents the Base Scenario plus the full exercise of the DCRN public warrants on a 1:1 basis for cash. Value per Share does not reflect proceeds to NewCo of approximately $154.3 million.
(7)	Represents the Base Scenario plus the full exercise of the DCRN private placement warrants on a 1:1 basis for cash. Value per Share does not reflect proceeds to NewCo of approximately $84.7 million.
(8)

Represents the Base Scenario plus the full exercise of the DCRN public warrants and the DCRN private placement warrants on a 1:1 basis for cash. Value per Share does not reflect proceeds to NewCo of approximately $239.0 million.

Underwriting Fees

The DCRN IPO generated $8.05 million of underwriting fees and approximately $14.1 million of deferred underwriting fees conditioned upon completion of an Initial Business Combination, which fees are not impacted by the size of such transaction or the level of redemptions associated therewith. The following table illustrates the effective underwriting fee on a percentage basis for DCRN public shares at each redemption level identified below.

	No Redemptions	Illustrative Redemptions	Maximum Redemptions
	($ in millions)
Unredeemed DCRN Public Shares	40,250,000	30,893,475	21,536,950
Trust Proceeds to Tritium	$402.5	$308.9	$215.4
Initial IPO Underwriting Fees	$8.05	$8.05	$8.05
Deferred Underwriting Fees	$14.1	$14.1	$14.1
Effective Underwriting Fee (%)	5.5%	7.2%	10.3%

Impact of Substantial Redemptions on the Business Combination

DCRN public stockholders are not required to vote “Against” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of DCRN public stockholders are reduced as a result of redemptions by DCRN public stockholders.

If a DCRN public stockholder exercises its redemption rights, such exercise will not result in the loss of any DCRN warrants that it may hold. Assuming that 18,713,050 shares of DCRN Class A Common Stock held by DCRN public stockholders were redeemed, the 13,416,667 retained outstanding DCRN public warrants would be valued at approximately $23.2 million based on the closing price of DCRN public warrants of $1.73 per warrant on December 16, 2021. If a substantial number of, but not all, DCRN public stockholders exercise their redemption rights, any non-redeeming DCRN stockholders would experience dilution to the extent such DCRN public warrants are exercised and additional DCRN Class A Common Stock is issued.

DCRN will not redeem any DCRN public shares to the extent that such redemption would result in DCRN having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001, unless the DCRN public shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

Sources and Uses for the Business Combination

The following tables summarize the illustrative sources and uses for funding the Business Combination (all numbers in millions):

No Redemption

Sources	$MM		Uses	$MM
Cash in Trust Account	402.5	(1)	Rollover equity	1,200.0
Rollover equity	1,200.0		Cash to balance sheet	274.3
PIPE Financing	15.0		Debt repayment	61.0	(2)
Existing cash	6.2		Share-based compensation	27.5	(3)
			Transaction expenses	60.9	(4)

Total Sources	$1,624		Total Uses	$1,624

Maximum Redemption

Sources	$MM		Uses	$MM
Cash in Trust Account	215.4	(5)	Rollover equity	1,200.0
Rollover equity	1,200.0		Cash to balance sheet	87.2
PIPE Financing	15.0		Debt repayment	61.0	(2)
Existing cash	6.2		Share-based compensation	27.5	(3)
			Transaction expenses	60.9	(4)

Total Sources	$1,437		Total Uses	$1,437

(1)	Pro-forma ownership structure assumes $10.00 per DCRN Class A Common Stock. Excludes DCRN warrants.
(2)

Reflects the repayment of approximately $61.0 million in debt and related interest and penalties, including (i) the repayment of approximately $47.5 million in principal, interest and penalties incurred in connection with the June 2020 investment by CIGNA under the CIGNA Loan, (ii) the payment of approximately $6.8 million in interest and penalties related to the repayment in full of the July 2021 investment by CIGNA under the CIGNA Loan and (iii) the repayment of $6.8 million in principal and interest incurred in connection with a shareholder loan made to Tritium by St Baker Energy Holdings Pty Ltd.

(3)	Reflects payment of $21.6 million in share-based compensation by Tritium under its incentive plans and $5.9 million in tax payable by Tritium on certain share-based incentives.
(4)

Reflects transaction-related costs of DCRN, Tritium and NewCo of approximately $39.6 million, deferred underwriting fees from DCRN’s IPO of approximately $14.1 million and a payment by Tritium to Vontier of approximately $7.1 million in connection with its waiver of its right to purchase Tritium’s outstanding shares.

(5)	Assumes maximum redemption of 18,713,050 shares of DCRN Class A Common Stock.

Certain Information Relating to NewCo

NewCo Board Before the Business Combination

Prior to the consummation of the Business Combination, the NewCo Board consists of Jeffrey Phillips, Brian Flannery and Trevor St. Baker. Prior to the consummation of the Business Combination, Jeffrey Phillips and Brian Flannery intend to resign from the NewCo Board.

NewCo Board and Executive Officers Following the Business Combination

The executive officers, directors and director nominees of NewCo, excluding Jeffrey Phillips and Brian Flannery, are as follows:

Name	Age	Position
Jane Hunter	49	Chief Executive Officer and Executive Director Nominee
Michael Hipwood	57	Chief Financial Officer
Dr. David Finn	43	Chief Vision Officer and Executive Director Nominee
Robert Tichio	44	Non-Executive Director Nominee and Chair Nominee
Trevor St. Baker AO	82	Non-Executive Director
Kenneth Braithwaite	60	Non-Executive Director Nominee
Kara Phillips	42	Non-Executive Director Nominee
Edward Hightower	56	Non-Executive Director Nominee

Upon consummation of the Business Combination, it is expected that (i) each of the officers and directors listed above will hold the indicated offices and (ii) each of the director nominees listed above will be appointed as directors by the NewCo Board. Please see the section entitled “Management of NewCo After the Business Combination” elsewhere in this proxy statement/prospectus for biographies and additional information.

Employment and Compensation Arrangements

NewCo expects that prior to the consummation of the Business Combination, Tritium’s executive officers will continue to be employed by Tritium Australia. After consummation of the Business Combination and once NewCo’s compensation committee is formed, executive compensation decisions will be made by the NewCo Board based on recommendations made by NewCo’s compensation committee. NewCo’s compensation committee will review executive compensation arrangements and recommend to the NewCo Board any adjustments that it believes are appropriate in structuring NewCo’s executive compensation arrangements.

Please see the section entitled “Executive Compensation” elsewhere in this proxy statement/prospectus for additional information.

Indemnification and Insurance Obligations of NewCo Following the Business Combination

Under the Constitution, NewCo must, to the extent permitted by and subject to any applicable law, indemnify current and past directors and other executive officers of NewCo on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office in NewCo or a related body corporate.

NewCo may also, to the extent permitted by law, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office in NewCo or a related body corporate.

Please see the section entitled “Management of NewCo After the Business Combination—NewCo Board—Indemnification and Insurance Obligations of NewCo Following the Business Combination” elsewhere in this proxy statement/prospectus for additional information.

Listing of NewCo Ordinary Shares and NewCo Warrants on NASDAQ

NewCo Ordinary Shares and NewCo Warrants currently are not traded on a stock exchange. NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

Restrictions on Resales

All NewCo Ordinary Shares and NewCo Warrants received by DCRN stockholders and warrantholders in the Business Combination are expected to be freely tradable, except that the NewCo Ordinary Shares and NewCo Warrants received in the Business Combination by persons who become affiliates of NewCo for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of NewCo generally include individuals or entities that control, are controlled by or are under common control with, NewCo and may include the directors and executive officers of NewCo as well as its principal shareholders.

Delisting of DCRN Common Stock and Deregistration of DCRN

DCRN, Tritium and NewCo anticipate that, following consummation of the Business Combination, the DCRN Class A Common Stock, DCRN units and DCRN warrants will be delisted from the NASDAQ, and DCRN will be deregistered under the Exchange Act.

Comparison of Shareholder Rights

Until consummation of the Merger, Delaware law and the DCRN Charter will continue to govern the rights of DCRN stockholders. After consummation of the Share Exchange, DCRN stockholders will become NewCo shareholders and Australian law and the Constitution of NewCo will govern the rights of the NewCo shareholders.

There are certain differences in the rights of DCRN stockholders prior to the Business Combination and the rights of NewCo shareholders after the Business Combination. Please see the section entitled “Comparison of Shareholder Rights” elsewhere in this proxy statement/prospectus for additional information.

Regulatory Matters

Please see the section entitled “Regulatory Approvals Related to the Business Combination” elsewhere in this proxy statement/prospectus.

Material Tax Considerations with Respect to the Business Combination

Please see the sections entitled “Material U.S. Federal Income Tax Considerations” and “Material Australian. Tax Considerations” elsewhere in this proxy statement/prospectus.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill, intangible assets or other fair value adjustments recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, DCRN will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Tritium will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Tritium (i.e., a capital transaction involving the issuance of stock by DCRN for the stock of Tritium). Tritium will, consequently, be deemed the accounting predecessor meaning that Tritium’s consolidated assets, liabilities and results of operations will become the historical financial statements of NewCo. The shares issued by the accounting acquirer are recognized at fair value and recorded as consideration for the acquisition of the public shell company, DCRN. The net assets of DCRN will be recognized at historical cost (which is expected to be consistent with carrying value). Tritium has been determined to be the accounting acquirer and predecessor in the Business Combination based on evaluation of the following facts and circumstances:

•	Tritium’s shareholders will have the largest voting interest in NewCo under both the no redemption and maximum redemption scenarios;

•

NewCo’s board of directors will initially consist of seven directors: Tritium’s shareholders will be initially entitled to appoint five directors and DCRN will be initially entitled to appoint two directors;

•	Tritium’s existing shareholders will have the ability to control decisions regarding the election and removal of directors from the NewCo Board;

•	NewCo will continue to operate under the Tritium tradename and the headquarters of NewCo will be Tritium’s existing headquarters;

•	the business of Tritium will comprise the ongoing operations of NewCo;

•	Tritium’s senior management will serve as the majority of senior management of NewCo; and

•	Tritium is the larger entity, in terms of both revenues and total assets.

Other factors were considered, including the purpose and intent of the Business Combination, noting that the preponderance of evidence as described above is indicative that Tritium is the accounting acquirer and predecessor in the Business Combination.

Appraisal Rights

Appraisal rights are not available to holders of shares of DCRN Class A Common Stock and DCRN Class B Common Stock in connection with the Business Combination.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following describes material U.S. federal income tax considerations for Holders (as defined below) of (i) DCRN Class A Common Stock and DCRN warrants (“DCRN Securities”) as of immediately prior to the Business Combination with respect to (1) electing to have their DCRN Class A Common Stock redeemed for cash if the Business Combination is completed and (2) the Merger, and (ii) NewCo Ordinary Shares and NewCo Warrants (“NewCo Securities”), except as otherwise noted below, as of immediately following the Business Combination with respect to the ownership and disposition of such securities. Unless otherwise noted, the following discussion reflects the opinion of Vinson & Elkins L.L.P., DCRN’s U.S. tax counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of Vinson & Elkins L.L.P. is dependent on the accuracy of factual representations made by each of NewCo and DCRN to them, including descriptions of NewCo’s operations contained elsewhere in this proxy statement/prospectus. Statements contained herein that NewCo or DCRN “believes,” “expects,” or “intends” or other similar phrases are not legal conclusions or opinions of Vinson & Elkins L.L.P. This discussion applies only to DCRN Securities and NewCo Securities, as the case may be, held as a “capital asset” for U.S. federal income tax purposes (generally property held for investment). This discussion does not address any tax treatment of any other transactions occurring in connection with the Business Combination, including, but not limited to, the PIPE Financing, or the tax treatment of the Business Combination with respect to Tritium shareholders or securityholders. This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. We cannot assure you that any such change or differing interpretation will not significantly alter the tax considerations described in this discussion. Neither DCRN nor NewCo has sought or will seek any rulings from the IRS with respect to the positions or conclusions described in the following discussion. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your or NewCo’s tax advisors, the IRS, or a court will agree with such statements, positions, and conclusions.

The following does not purport to be a complete analysis of all potential tax effects resulting from the redemption of DCRN Class A Common Stock, the completion of the Business Combination or the ownership or disposition of NewCo Securities after the Business Combination, and does not address all aspects of U.S. federal income taxation that may be relevant to individual Holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local, or non-U.S. tax laws, any tax treaties, or any other tax law. Furthermore, this summary does not address all U.S. federal income tax considerations that may be relevant to certain categories of Holders that may be subject to special treatment under the U.S. federal income tax laws, including, but not limited to:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	except as specifically described below, persons that actually or constructively own five percent or more of any class of DCRN’s or NewCo’s stock (by vote or by value);

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell DCRN Securities or NewCo Securities under the constructive sale provisions of the Code;

•	persons that acquired DCRN Securities or NewCo Securities through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	real estate investment trusts;

•	regulated investment companies;

•	certain former citizens or long-term residents of the United States;

•

persons that hold DCRN Securities or NewCo Securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;

•	the DCRN initial stockholders, DCRN Sponsor, or DCRN’s officers or directors, or other holders of DCRN Founder Shares or DCRN private placement warrants; and

•	Holders of NewCo Securities prior to the Business Combination.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING, BUT NOT LIMITED TO, U.S. FEDERAL ESTATE OR GIFT TAX LAWS, THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION, OR ANY APPLICABLE INCOME TAX TREATY.

Holder, U.S. Holder and Non-U.S. Holder Defined

A “U.S. Holder” is a beneficial owner of DCRN Securities or NewCo Securities that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of DCRN Securities or NewCo Securities that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, in each case that is not a U.S. Holder.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds DCRN Securities or NewCo Securities, the tax treatment of a partner in such partnership might depend upon the status of the partner or the partnership, upon the activities of the partnership and upon certain determinations made at the partnership or partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding DCRN Securities or NewCo Securities to consult with and rely solely upon their tax advisors regarding the U.S. federal income and other tax considerations to them of the matters discussed below.

“U.S. Holders” and “Non-U.S. Holders” are referred to collectively herein as “Holders”.

Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of DCRN Class A Common Stock

Tax Characterization of a Redemption

In the event that a Holder’s DCRN Class A Common Stock is redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “DCRN Special Meeting—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether it qualifies as a sale of the DCRN Class A Common Stock under Section 302(a) of the Code. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of DCRN Class A Common Stock treated as held by the Holder (including any stock constructively owned by the Holder as a result of owning DCRN warrants or otherwise) relative to all shares of DCRN Class A Common Stock outstanding both before and after the redemption. The redemption of a Holder’s DCRN Class A Common Stock generally will be treated as a sale of such DCRN Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the Holder, (ii) results in a “complete termination” of the Holder’s interest in DCRN, or (iii) is “not essentially equivalent to a dividend” with respect to the Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a Holder takes into account not only stock actually owned by the Holder, but also shares of DCRN Class A Common Stock that are treated as constructively owned by the Holder. A Holder may be treated as constructively owning stock owned by certain related individuals and entities in which the Holder has an interest or that have an interest in such Holder, as well as any stock that the Holder has a right to acquire by exercise of an option, which would generally include DCRN Class A Common Stock that could be acquired pursuant to the exercise of DCRN warrants.

In order to meet the “substantially disproportionate” test, the percentage of DCRN’s outstanding voting stock actually and constructively owned by the Holder immediately following the redemption of DCRN Class A Common Stock must, among other requirements, be less than 80% of the percentage of DCRN’s outstanding voting stock actually and constructively owned by the Holder immediately before the redemption. Prior to the Business Combination, the DCRN Class A Common Stock may not be treated as voting stock for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a “complete termination” of a Holder’s interest if either (i) all of the shares of DCRN Class A Common Stock actually and constructively owned by the Holder are redeemed or (ii) all of the shares of DCRN Class A Common Stock actually owned by the Holder are redeemed, the Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, and the Holder does not constructively own any other stock (including as a result of owning DCRN warrants). Finally, the redemption of a Holder’s DCRN Class A Common Stock will not be “essentially equivalent to a dividend” if such redemption results in a “meaningful reduction” of the Holder’s proportionate interest in DCRN. Whether the redemption will result in a meaningful reduction in a Holder’s proportionate interest in DCRN will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A Holder should consult with, and rely solely upon, its own tax advisors as to the tax consequences of electing to have DCRN Class A Common Stock redeemed for cash.

If none of the foregoing tests are satisfied, the Holder will generally be treated as receiving a distribution of cash from DCRN. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from DCRN’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of DCRN’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the Holder’s adjusted tax basis in its DCRN Class A Common Stock. Any remaining excess will be treated as gain realized on the sale of the DCRN Class A Common Stock. After the application of these rules, any remaining tax basis of the Holder in the redeemed DCRN Class A Common Stock will be added to the Holder’s adjusted tax basis in its remaining stock, or, if it has none, possibly to the Holder’s adjusted tax basis in its warrants or in other stock constructively owned by it. Holders who actually or constructively own five percent or more of the DCRN Class A Common Stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of DCRN Class A Common Stock, and such Holders are urged to consult with their own tax advisors with respect to their reporting requirements.

Effect of the Merger on Treatment of a Redemption

If the Merger qualifies for the Intended Tax Treatment, as discussed below under the section entitled “—Material U.S. Federal Income Tax Considerations with Respect to the Merger for Holders of DCRN Class A Common Stock and DCRN Warrants—Tax Characterization of the Merger,” and a Holder both elects to redeem DCRN Class A Common Stock and exchanges DCRN Class A Common Stock and/or DCRN warrants for NewCo Securities in the Merger, it is possible, but not clear, that such redemption and the Merger would be treated as part of the same transaction, and as a result, such Holder would be treated as receiving the cash paid in the redemption as part of the Merger consideration paid to such Holder. In such a case, such Holder generally would recognize gain (if any) for U.S. federal income tax purposes with respect to each share of DCRN Class A Common Stock and each DCRN warrant held immediately prior to the redemption and Merger in an amount equal to the lesser of  (i) the excess (if any) of the amount of cash plus the fair market value of the NewCo Ordinary Shares and NewCo Warrants deemed received in exchange for such share of DCRN Class A Common Stock or DCRN warrant, as described below, over such Holder’s tax basis in the DCRN share or warrant exchanged therefor or (ii) the amount of cash plus, in the event the Merger qualifies as a transaction described in Section 351 of the Code but not as a reorganization within the meaning of Section 368(a) of the Code, the fair market value of the NewCo Warrants deemed received in exchange for such share of DCRN Class A Common Stock or DCRN warrant. To determine the amount of gain, if any, that such Holder would recognize, the Holder must compute the amount of gain or loss realized as a result of the Merger on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of (i) the cash received in the redemption of DCRN Class A Common Stock by such Holder, (ii) the NewCo Ordinary Shares received by such Holder in the Merger and (iii) the NewCo Warrants held by such Holder as a result of the Merger among the shares of DCRN Class A Common Stock and DCRN warrants held by such Holder immediately prior to the redemption and the Merger in proportion to their respective fair market values. Any loss realized by the Holder would not be recognized.

In the event that the Merger did not qualify for the Intended Tax Treatment, or the redemption and Merger were not treated as part of the same transaction, the consequences of the redemption would generally be as described above under the section entitled “—Tax Characterization of a Redemption.”

The rules governing the U.S. federal income tax treatment of redemptions are complex and the determination of whether a redemption will be treated as a sale of the DCRN Class A Common Stock or as a distribution with respect to such stock is made on a holder-by-holder basis. Holders of DCRN Class A Common Stock considering the exercise of their redemption rights should consult with, and rely solely upon, their own tax advisors as to whether the redemption of their DCRN Class A Common Stock will be treated as a sale or as a distribution under the Code and any resultant tax consequences.

Considerations for U.S. Holders

This section applies to you if you are a U.S. Holder of DCRN Class A Common Stock.

Gain or Loss on Redemption Treated as a Sale of DCRN Class A Common Stock. If a redemption of a U.S. Holder’s DCRN Class A Common Stock is treated as a sale of such DCRN Class A Common Stock, the U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in such redemption and (ii) the U.S. Holder’s adjusted tax basis in its DCRN Class A Common Stock redeemed. A U.S. Holder’s adjusted tax basis in its DCRN Class A Common Stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder that were treated as a return of capital for U.S. federal income tax purposes. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the DCRN Class A Common Stock redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the DCRN Class A Common Stock described in this proxy statement/prospectus may be deemed to be a limitation of a stockholder’s risk of loss and suspend the running of the applicable holding period of such stock for this purpose. If the one-year holding period is not satisfied, any gain on the redemption of DCRN Class A Common Stock would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution. If a redemption of a U.S. Holder’s DCRN Class A Common Stock is not treated as a sale of such DCRN Class A Common Stock, the U.S. Holder will generally be treated as receiving a distribution of cash from DCRN, as discussed above. Any portion of such distribution that is treated as a dividend paid to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied, but may be subject to the “extraordinary dividend” provisions of the Code (which could cause a reduction in the tax basis of such corporate U.S. Holder’s DCRN Class A Common Stock and increase the amount of gain or decrease the amount of loss recognized by such U.S. Holder in connection with a disposition of its shares). With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, any portion of a distribution that is treated as a dividend paid to a non-corporate U.S. Holder generally will give rise to “qualified dividend income” that will be subject to U.S. federal income tax at the lower applicable long-term capital gains rate. It is unclear, however, whether the redemption rights with respect to the DCRN Class A Common Stock described in this proxy statement/prospectus may be deemed to be a limitation of a stockholder’s risk of loss and suspend the running of the applicable holding period of such stock for this purpose. If the applicable holding period requirements are not satisfied, a corporate U.S. Holder may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential income tax rate that applies to qualified dividend income. Any portion of such distribution that is treated as gain realized on the sale of the DCRN Class A Common Stock (i.e., the portion not constituting a dividend or a return of capital) will be treated as described under the section entitled “Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of DCRN Class A Common Stock—Considerations for U.S. Holders—Gain or Loss on Redemption Treated as a Sale of DCRN Class A Common Stock.”

Information Reporting and Backup Withholding. Payments received by a U.S. Holder as a result of the exercise of redemption rights may be subject, under certain circumstances, to information reporting and backup withholding. Information reporting requirements generally will not apply, however, to a U.S. Holder that is an exempt recipient and certifies to its exempt status. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Considerations for Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder of DCRN Class A Common Stock.

Gain on Redemption Treated as a Sale of DCRN Class A Common Stock. If a redemption of a Non-U.S. Holder’s DCRN Class A Common Stock is treated as a sale of such DCRN Class A Common Stock, subject to the discussion below under “—Considerations for Non-U.S. Holders—Information Reporting and Backup Withholding,” the Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon such redemption unless:

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the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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such gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); or

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the DCRN Class A Common Stock constitutes United States real property interests by reason of DCRN’s status, at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. Holder held DCRN Class A Common Stock, as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes, and as a result, such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as provided under an applicable income tax treaty). Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. However, DCRN believes that it currently is not, and has not been at any time during the five-year testing period, a United States real property holding corporation.

Taxation of Redemption Treated as a Distribution. If a redemption of a Non-U.S. Holder’s DCRN Class A Common Stock is not treated as a sale of such DCRN Class A Common Stock , the Non-U.S. Holder will generally be treated as receiving a distribution of cash from DCRN, as discussed above. Subject to the withholding requirements under FATCA (as defined below) and other than with respect to effectively connected dividends, each of which is discussed below, any portion of such distribution treated as a dividend paid to a Non-U.S. Holder on the DCRN Class A Common Stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend (unless an applicable income tax treaty provides for a lower rate). To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. Because DCRN generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, DCRN normally will withhold tax on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. Holder if it is subsequently determined that such distribution was, in fact, in excess of DCRN’s current and accumulated earnings and profits.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Any portion of such distribution that is treated as gain realized on the sale of the DCRN Class A Common Stock (i.e., the portion not constituting a dividend or a return of capital) will be treated as described under the section “Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of DCRN Class A Common Stock—Considerations for Non-U.S. Holders—Gain on Redemption Treated as a Sale of DCRN Class A Common Stock.”

The rules governing the U.S. federal income tax treatment of redemptions are complex, and the determination of whether a redemption will be treated as a sale of DCRN Class A Common Stock or as a distribution with respect to such stock is made on a holder-by-holder basis. As a result, a withholding agent may require a Non-U.S. Holder to provide certain information regarding its ownership in order to determine whether the redemption proceeds should be treated as sale proceeds or as a distribution subject to withholding. Non-U.S. Holders of DCRN Class A Common Stock considering the exercise of their redemption rights should consult with, and rely solely upon, their own tax advisors as to whether the redemption of their DCRN Class A Common Stock will be treated as a sale or as a distribution under the Code and any resultant tax consequences.

Information Reporting and Backup Withholding. Any amounts paid to a Non-U.S. Holder that are treated as dividends must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Such amounts generally will not be subject to backup withholding if the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Amounts paid to a Non-U.S. Holder that are treated as the proceeds of the sale or other disposition by the Non-U.S. Holder of DCRN Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of DCRN Class A Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of DCRN Class A Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”) impose a 30% withholding tax on any amounts treated as dividends paid on DCRN Class A Common Stock, and subject to proposed U.S. Treasury regulations discussed below, on amounts treated as proceeds from a disposition of DCRN Class A Common Stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of DCRN Securities paid after January 1, 2019 would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Holders are encouraged to consult with and rely solely upon their own tax advisors regarding the effects of FATCA on a redemption of their DCRN Class A Common Stock.

HOLDERS OF DCRN CLASS A COMMON STOCK CONTEMPLATING THE EXERCISE OF THEIR REDEMPTION RIGHTS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF SUCH A REDEMPTION, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S., OR OTHER TAX LAWS.

Material U.S. Federal Income Tax Considerations with Respect to the Merger for Holders of DCRN Class A Common Stock and DCRN Warrants

Tax Residence of NewCo for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, NewCo, which is organized under the laws of Australia, would be treated as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. organized entity might, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and guidance regarding their application is unclear and incomplete.

As relevant to the Business Combination, under Section 7874 of the Code, an entity that is treated as a corporation for U.S. federal income tax purposes and organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if the following conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), and (ii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code (the “Ownership Test”), unless, however, (iii) the non-U.S. corporation’s “expanded affiliated group” has “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation (and tax residence) relative to the expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”).

Pursuant to the Business Combination, NewCo will acquire all of the outstanding shares of DCRN Class A Common Stock. As a result, the determination of whether NewCo will be treated as a U.S. corporation for U.S. federal income tax purposes will depend on whether NewCo satisfies the Ownership Test and, if it does, whether it satisfies the Substantial Business Activities Exception. If DCRN stockholders hold less than 80% (by both vote and value) of the NewCo Ordinary Shares following the Business Combination (as determined by taking into account a number of complex adjustments required under Section 7874 of the Code), the Ownership Test will not be satisfied, and NewCo will not be treated as U.S. corporation for U.S. federal income tax purposes, regardless of whether the Substantial Business Activities Exception is satisfied. In order for NewCo to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets, and gross income of NewCo’s expanded affiliated group must be based, located, and derived, respectively, in the country in which NewCo is a tax resident after the consummation of the Business Combination (i.e., Australia).

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury regulations promulgated thereunder, and certain factual assumptions, NewCo expects that, after consummation of the Business Combination, former holders of DCRN Class A Common Stock will hold less than 80% (by both vote and value) of the NewCo Ordinary Shares by reason of holding DCRN Class A Common Stock as determined for purposes of Section 7874 of the Code. In addition, NewCo believes it might satisfy the Substantial Business Activities Exception. Accordingly, NewCo does not expect to be treated as a U.S. corporation for U.S. federal income tax purposes, and NewCo intends to take this position on its tax returns. However, NewCo has not sought and will not seek any rulings from the IRS or any opinion from any tax advisor as to such tax treatment, and the closing of the Business Combination is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regards to, any particular tax treatment. Further, there can be no assurance that your or NewCo’s tax advisors, the IRS, or a court will agree with the position that NewCo is not treated as a U.S. corporation pursuant to Section 7874 of the Code. NewCo is not representing to you that NewCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The rules for determining whether a non-U.S. corporation is treated as a U.S. corporation for U.S. federal income tax purposes are complex, unclear, and the subject of ongoing regulatory change. NewCo’s intended position is not free from doubt. Further, the application of such rules must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts, law, and other circumstances. For example, President Biden’s Made in America tax plan, if enacted, would increase the risk that NewCo would be treated as a U.S. corporation by expanding the scope of such rules to capture more transactions.

If NewCo were to be treated as a U.S. corporation for U.S. federal income tax purposes, this could result in a number of negative tax consequences for NewCo and Holders of NewCo Securities. For example, NewCo would be subject to U.S. federal income tax on its worldwide income and, as a result, could be subject to substantial liabilities for additional U.S. income taxes. Moreover, the gross amount of any dividend payments to NewCo’s Non-U.S. Holders could be subject to 30% U.S. withholding tax (depending on the application of any income tax treaty that might apply to reduce the withholding tax), and the ability of NewCo’s U.S. Holders to credit any Australian taxes imposed on them may be materially limited. Holders should consult with, and rely solely upon, their own tax advisors regarding the application of the rules described above and any resultant tax consequences.

Consistent with NewCo’s intended reporting position, the remainder of this discussion assumes that NewCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, NewCo is not representing to you that NewCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Tax Characterization of the Merger

The following discussion under the heading “—Tax Characterization of Merger” insofar as such discussion constitutes statements of U.S. federal income tax law as to the treatment of Merger as a reorganization within the meaning of Section 368(a) of the Code and, together with the Share Transfer, a transaction described in Section 351 of the Code (including that it is not excluded from the application of such provisions pursuant to Section 367 of the Code), constitutes the opinion of Vinson & Elkins L.L.P., legal counsel to DCRN.

It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and the Merger and the Share Transfer together be treated as a transaction described in Section 351 of the Code (the “Intended Tax Treatment”). In the Business Combination Agreement, each of DCRN, NewCo, Tritium, and Merger Sub agrees to report and file all applicable U.S. income Tax Returns consistent with the Intended Tax Treatment (including, if applicable, attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Closing), except as otherwise required by Law. Consistent with the Business Combination Agreement, each of NewCo and DCRN currently expects to file its tax returns consistent with the Intended Tax Treatment.

Based upon customary representations made by DCRN and NewCo in customary tax representation letters delivered by such parties, customary assumptions (including an assumption regarding the percentage of DCRN stockholders that will exercise their redemption rights), and certain covenants and undertakings of DCRN and NewCo pursuant to the Business Combination Agreement, Vinson & Elkins L.L.P., DCRN’s tax counsel, is currently of the opinion that the Merger more likely than not qualifies as a reorganization within the meaning of Section 368(a) of the Code and the Merger and the Share Transfer together more likely than not will be treated as a transaction described in Section 351 of the Code (including that it is not excluded from the application of such provisions pursuant to Section 367 of the Code).

However, due to the absence of clear and complete guidance regarding certain requirements that must be satisfied for the Merger to qualify for the Intended Tax Treatment, such treatment is not free from doubt. There is significant uncertainty as to whether the exchange of DCRN Class A Common Stock and DCRN warrants for NewCo Ordinary Shares and NewCo Warrants in the Merger would qualify for non-recognition treatment for U.S. federal income tax purposes, and as a result, there is significant risk that Holders of DCRN Securities could be subject to tax in respect of the Merger even if the Merger and the Share Transfer together satisfy the requirements of Section 351 of the Code. One of the requirements that must be satisfied for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code is the continuity of business enterprise requirement, which generally requires the acquiring corporation (here, NewCo) to either continue the historic business of the target (here, DCRN) or use a significant portion of the target’s historic business assets in a business. Due to the absence of clear and complete guidance on how this requirement of Section 368(a) of the Code applies in the case of a corporation holding only cash and investment-type assets, such as DCRN, this analysis in the context of the Merger is subject to significant uncertainty. The IRS has indicated that the application of the continuity of business enterprise requirement in such circumstances is currently under consideration, and there can be no assurance as to whether the IRS will come to a favorable conclusion on this point. In addition, there are uncertainties related to the treatment and amount of redemptions that are considered to occur in connection with the Merger, and as a result, the opinion of Vinson & Elkins, L.L.P. is conditioned upon assumptions with respect to such redemptions. Further, the qualification of the Merger and the Share Transfer together as a transaction described in Section 351 of the Code may be dependent on actions taken in connection with the Business Combination by persons outside of NewCo’s control, such as the stockholders of DCRN, Tritium and NewCo. Accordingly, no assurance can be given that your or NewCo’s tax advisors will agree with the Intended Tax Treatment or that the IRS would not assert, or that a court would not sustain, a contrary position.

Further, the application of Sections 368(a), 351, and 367 of the Code must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts, law, and other circumstances. Neither NewCo nor DCRN has sought or will seek any rulings from the IRS as to such tax treatment, and the Closing is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regards to, any particular tax treatment. Thus, the intended reporting position of NewCo and DCRN described herein is not free from doubt.

In light of the significant uncertainty regarding the tax treatment of the Merger, you are strongly urged to consult with, and rely solely upon, your tax advisors to determine the particular U.S. federal, state, local, or foreign income or other tax consequences of the Merger to you.

Consequences of the Intended Tax Treatment. If the Merger both qualifies as a reorganization within the meaning of Section 368(a) of the Code and, together with the Share Transfer, qualifies as a transaction described in Section 351 of the Code, a Holder that exchanges DCRN Class A Common Stock for NewCo Ordinary Shares and/or DCRN warrants for NewCo Warrants generally should not recognize gain or loss for U.S. federal income tax purposes, subject to the discussion above under the section entitled “Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of DCRN Class A Common Stock—Effect of the Merger on Treatment of a Redemption” with respect to Holders that elect to redeem DCRN Class A Common Stock, and the discussion below under the section entitled “—Considerations for U.S. Holders—Taxation under Section 367(a) of the Code and Five-Percent Transferee Shareholders” for U.S. Holders. The aggregate tax basis for U.S. federal income tax purposes of the NewCo Ordinary Shares and/or NewCo Warrants received by such Holder in the Merger should be the same as the aggregate adjusted tax basis of the shares of DCRN Class A Common Stock and/or DCRN warrants surrendered in exchange therefor. The holding period of the NewCo Ordinary Shares and/or NewCo Warrants received in the Merger by such Holder should include the period during which the shares of DCRN Class A Common Stock and/or NewCo Warrants exchanged therefor were held by such Holder.

Consequences if the Merger Qualifies as a Reorganization within the Meaning of Section 368(a) of the Code But Not as a Transaction Described in Section 351 of the Code. If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, but not as a transaction described in Section 351 of the Code, the consequences to Holders would generally be the same as described above under the section entitled “—Consequences of the Intended Tax Treatment.”

Consequences if the Merger Qualifies as a Transaction Described in Section 351 of the Code but not a Reorganization within the Meaning of Section 368(a) of the Code. If the Merger qualifies as a transaction described in Section 351 of the Code, but not as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to a Holder would depend on the NewCo Securities that the Holder receives in the Merger. In such a case, a Holder that exchanges only DCRN Class A Common Stock for NewCo Ordinary Shares would generally be the same as described above under the section entitled “—Consequences of the Intended Tax Treatment.”

In such a case, a Holder that exchanges only DCRN warrants for NewCo Warrants would recognize gain or loss for U.S. federal income tax purposes upon such exchange equal to the difference between the fair market value of the NewCo Warrants received and such Holder’s adjusted tax basis in the DCRN warrants exchanged. The Holder’s tax basis in the NewCo Warrants received in the Merger would equal the fair market value of such warrants, and the Holder’s holding period in its NewCo Warrants would begin on the day after the Merger.

In such a case, a Holder that exchanges both DCRN Class A Common Stock and DCRN warrants for NewCo Ordinary Shares and NewCo Warrants, respectively, would recognize gain (if any) for U.S. federal income tax purposes with respect to each share of DCRN Class A Common Stock and each DCRN warrant held immediately prior to the Merger in an amount equal to the lesser of  (i) the excess (if any) of the fair market value of the NewCo Ordinary Shares and NewCo Warrants deemed received in exchange for such share of DCRN Class A Common Stock or DCRN warrant, as described below, over such Holder’s tax basis in the DCRN share or warrant exchanged therefor or (ii) the fair market value of the NewCo Warrants deemed received in exchange for such share of DCRN Class A Common Stock or DCRN warrant. To determine the amount of gain, if any, that such Holder would recognize, the Holder must compute the amount of gain or loss realized as a result of the Merger on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of  (i) the NewCo Ordinary Shares received by such Holder and (ii) the NewCo Warrants held by such Holder as a result of the Merger among the shares of DCRN Class A Common Stock and DCRN warrants held by such Holder immediately prior to the Merger in proportion to their respective fair market values. Any loss realized by the Holder would not be recognized.

Consequences if the Merger Qualifies Neither as a Reorganization within the Meaning of Section 368(a) of the Code nor as a Transaction Described in Section 351 of the Code. If the Merger qualifies neither as a reorganization within the meaning of Section 368(a) of the Code nor as a transaction described in Section 351 of the Code, a Holder that exchanges DCRN Securities for NewCo Securities would recognize gain or loss for U.S. federal income tax purposes upon such exchange equal to the difference between the fair market value of the NewCo Securities received and such Holder’s adjusted tax basis in the DCRN Securities exchanged. The Holder’s tax basis in the NewCo Securities received in the Merger would equal the fair market value of such NewCo Securities, and the Holder’s holding period in its NewCo Securities would begin on the day after the Merger.

Considerations for U.S. Holders

This section applies to you if you are a U.S. Holder of DCRN Securities.

Treatment of Gain or Loss Recognized, if Any, as a Result of the Merger. If gain or loss is recognized by a Non-U.S. Holder upon an exchange of DCRN Securities for NewCo Securities in the Merger, such gain or loss generally would be long-term capital gain or loss if the U.S. Holder’s holding period for the DCRN Securities exchanged exceeds one year. It is unclear, however, whether the redemption rights with respect to the DCRN Class A Common Stock described in this proxy statement/prospectus may be deemed to be a limitation of a stockholder’s risk of loss and suspend the running of the applicable holding period of such stock for this purpose. If the one-year holding period is not satisfied, any gain would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation under Section 367(a) of the Code and Five-Percent Transferee Shareholders. Section 367(a) of the Code and the applicable U.S. Treasury regulations promulgated thereunder provide that when a U.S. Holder exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. corporation in a transaction that would otherwise qualify for non-recognition treatment under the Code, the exchange is generally not treated as a non-recognition transaction with respect to such U.S. Holder unless certain additional requirements are met. Such requirements would be satisfied if: (i) 50% or less (by vote and value) of the NewCo Ordinary Shares is received in the Business Combination, in the aggregate, by U.S. Holders of DCRN Class A Common Stock, (ii) 50% or less (by vote and value) of the NewCo Ordinary Shares are owned, in the aggregate, immediately after the consummation of the Business Combination by U.S. Holders that are either officers or directors of DCRN or five-percent U.S. stockholders of DCRN, (iii) in the case of a five-percent U.S. shareholder, a “gain recognition agreement” is filed as further described below, and (iv) NewCo satisfies a 36-month active trade or business test outside the United States and has a fair market value equal to or greater than DCRN. If these additional requirements are not met, a U.S. Holder would be required to recognize any gain, but would not recognize any loss, realized on the exchange. NewCo and DCRN intend to take the position that the Business Combination satisfies such requirements, and subject to the representations and assumptions described above, it is the opinion of Vinson & Elkins, L.L.P., that such requirements are more likely than not satisfied. However, the determination of whether these requirements have been satisfied is complex and dependent upon a number of factual determinations which may not be known at the completion of the Business Combination and which may be subject to change, including the application of complex constructive ownership rules. Neither NewCo nor DCRN has sought or will seek any rulings from the IRS as to such position, and the

Closing is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regards to, the application of Section 367(a) of the Code to the Merger. Accordingly, the application of Section 367(a) of the Code to the Merger is not free from doubt, and there can be no assurance that your or NewCo’s tax advisors, the IRS, or a court will agree with the position that the additional requirements under Section 367(a) of the Code have been satisfied. If such requirements are satisfied, the application of Section 367(a) of the Code would not prevent a U.S. Holder of DCRN Securities from obtaining non-recognition treatment with respect to its exchange of DCRN Securities for NewCo Securities in the Merger, subject to the discussion below regarding “five-percent transferee shareholders.”

A U.S. Holder that is a “five-percent transferee shareholder,” as defined in the applicable U.S. Treasury regulations under Section 367(a) of the Code, with respect to NewCo after the consummation of the Business Combination will qualify for non-recognition treatment with respect to any gain in the DCRN Securities exchanged by such U.S. Holder in the Merger only if, among other things, such U.S. Holder files a “gain recognition agreement,” as defined in the U.S. Treasury regulations (a “GRA”), with the IRS. Actions taken by NewCo and DCRN during the term of the GRA (generally lasting until the end of the fifth full taxable year following the close of the taxable year during which the GRA is entered into), including dispositions of the stock of DCRN or its assets, could result in partial or full recognition of the gain subject to the GRA. Any U.S. Holder of DCRN Securities who will be a “five-percent transferee shareholder” with respect to NewCo after the consummation of the Business Combination is urged to consult with, and rely solely upon, their tax advisors concerning the decision to file a GRA, the procedures to be followed in connection with that filing, and the circumstances that might give rise to recognition of gain subject to the GRA.

Information Reporting and Backup Withholding. Amounts received by a U.S. Holder as a result of the Merger may be subject, under certain circumstances, to information reporting and backup withholding. Information reporting requirements generally will not apply, however, to a U.S. Holder that is an exempt recipient and certifies to its exempt status. Backup withholding may apply to such amounts if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including stock, securities, or cash) to NewCo. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in NewCo constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult with, and rely solely upon, their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in NewCo Ordinary Shares and NewCo Warrants.

Considerations for Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder of DCRN Securities.

Treatment of Gain Recognized, if Any, as a Result of the Merger. If gain is recognized by a Non-U.S. Holder upon an exchange of DCRN Securities for NewCo Securities in the Merger, subject to the discussion below under “—Considerations for Non-U.S. Holders—Information Reporting and Backup Withholding,” the Non-U.S. Holder generally would not be subject to U.S. federal income tax on any gain realized upon such exchange unless:

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

such gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); or

•

the DCRN Securities constitute United States real property interests by reason of DCRN’s status, at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. Holder held DCRN Securities, as a USRPHC for U.S. federal income tax purposes and, as a result, such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as provided under an applicable income tax treaty). Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. However, DCRN believes that it currently is not, and has not been at any time during the five-year testing period, a United States real property holding corporation.

Information Reporting and Backup Withholding. Amounts paid to a Non-U.S. Holder that are treated as the proceeds of the sale or other disposition by the Non-U.S. Holder of DCRN Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of DCRN Securities effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of DCRN Securities effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

HOLDERS OF DCRN SECURITIES SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF

THE MERGER, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S., OR OTHER TAX LAWS.

Material U.S. Federal Income Tax Considerations for Holders with Respect to the Ownership and Disposition of NewCo Ordinary Shares or NewCo Warrants

Tax Residence of NewCo for U.S. Federal Income Tax Purposes

Consistent with NewCo’s intended reporting position as described above under the section entitled “—Material U.S. Federal Income Tax Considerations with Respect to the Merger for Holders of DCRN Class A Common Stock and DCRN Warrants—Tax Residence of NewCo for U.S. Federal Income Tax Purposes,” the following discussion assumes that NewCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, NewCo is not representing to you that NewCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Considerations for U.S. Holders

This section applies to you if you are a U.S. Holder of NewCo Securities.

Passive Foreign Investment Company Rules. Adverse and burdensome U.S. federal income tax rules and consequences apply to U.S. Holders that hold shares in a non-U.S. corporation classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. In general, NewCo would be treated as a PFIC with respect to a particular U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

i.

at least 75% of its gross income for such taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

ii.

at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which NewCo is considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

NewCo expects to take the position that it is not a PFIC for the taxable year of the Business Combination, but such position will not be free from doubt. The determination as to whether NewCo satisfies either or both of the PFIC tests for the taxable year of the Business Combination will depend on, among other things, the timing of the Business Combination and the amount of NewCo’s passive income and assets in the year of the Business Combination. NewCo’s PFIC status for the taxable year of the Business Combination or any subsequent taxable year will not be determinable until after the end of such taxable year, and NewCo cannot assure you that it will not be a PFIC in the taxable year of the Business Combination or in any future taxable year. If NewCo were later determined to be a PFIC, you may be unable to make certain advantageous elections with respect to your ownership of NewCo Securities that would mitigate the adverse consequences of NewCo’s PFIC status, or making such elections retroactively could have adverse tax consequences to you. NewCo has not sought and will not seek any rulings from the IRS or any opinion from any tax advisor as to such tax treatment, and the closing of the Business Combination is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisors in regards to, any particular tax treatment. NewCo will not obtain an opinion regarding its treatment as a PFIC prior to the closing of the Business Combination, and there can be no assurance that such an opinion could be obtained or, if obtained, would be provided at the desired level of certainty in the future. Moreover, regardless of whether NewCo could obtain an opinion with respect to its status as a PFIC, there can be no assurance that your tax advisors will agree with that position or that the IRS would not assert, or that a court would not sustain, a contrary position. Thus, the intended reporting position of NewCo described herein is not free from doubt. NewCo is not representing to you that NewCo will not be treated as a PFIC for the taxable year of the Business Combination or in any future taxable years.

Consistent with NewCo’s intended reporting position, the remainder of this discussion assumes that NewCo will not be treated as a PFIC in the taxable year of the Business Combination or any subsequent taxable year.

THE PFIC RULES ARE COMPLEX AND UNCERTAIN. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM AND ANY RESULTANT TAX CONSEQUENCES.

Tax Characterization of Distributions with Respect to NewCo Ordinary Shares. If NewCo pays a distribution in cash or other property to U.S. Holders of NewCo Ordinary Shares, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its NewCo Ordinary Shares. Any remaining excess will be treated as gain realized on the sale of NewCo Ordinary Shares and will be treated as in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of NewCo Ordinary Shares or NewCo Warrants.”

Possible Constructive Distributions with Respect to NewCo Warrants. The terms of the NewCo Warrants provide for an adjustment to the number of NewCo Ordinary Shares for which NewCo Warrants may be exercised or to the exercise price of the NewCo Warrants in certain events, as discussed in the section of this proxy statement/prospectus entitled “Description of NewCo Securities—NewCo Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the NewCo Warrants would, however, be treated as receiving a constructive distribution from NewCo if, for example, the adjustment increases the warrantholders’ proportionate interest in NewCo’s assets or earnings and profits (e.g., through an increase in the number of NewCo Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the NewCo Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of NewCo Ordinary Shares, or as a result of the issuance of a stock dividend to holders of NewCo Ordinary Shares, in each case, which is taxable to the holders of such shares as a distribution. Any such constructive distribution would be treated in the same manner as if the U.S. Holders of the NewCo Warrants received a cash distribution from NewCo equal to the fair market value of such increased proportionate interest, as described in the section entitled “Tax Characterization of Distributions with Respect to NewCo Ordinary Shares.” For certain information reporting purposes, NewCo is required to determine the date and amount of any such constructive distributions. Proposed U.S. Treasury regulations, which NewCo may rely on prior to the issuance of final regulations, specify how the date and amount of any such constructive distributions are determined.

Distributions Treated as Dividends. Dividends paid by NewCo will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends NewCo pays to a non-corporate U.S. Holder generally will constitute a “qualified dividend” that will be subject to U.S. federal income tax at the maximum tax rate accorded to long-term capital gains if NewCo Ordinary Shares are readily tradable on an established securities market in the United States and certain holding period and other requirements are met, including that NewCo is not classified as a PFIC during the taxable year in which the dividend is paid or a preceding taxable year. If such requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. Holders should consult with, and rely solely upon, their tax advisors regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to NewCo Ordinary Shares.

Gain or Loss on Sale or Other Taxable Exchange or Disposition of NewCo Ordinary Shares or NewCo Warrants. Upon a sale or other taxable exchange or disposition of NewCo Ordinary Shares or NewCo Warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such exchange or disposition and (ii) the U.S. Holder’s adjusted tax basis in its NewCo Ordinary Shares and NewCo Warrants so disposed of. A U.S. Holder’s adjusted tax basis in its NewCo Ordinary Shares and NewCo Warrants generally will equal the U.S. Holder’s acquisition cost (that is, the acquisition cost of a NewCo Ordinary Share, or as discussed below, the U.S. Holder’s initial basis for NewCo Ordinary Shares received upon exercise of NewCo Warrants), less, in the case of a NewCo Ordinary Share, any prior distributions paid to such U.S. Holder that were treated as a return of capital for U.S. federal income tax purposes.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the NewCo Ordinary Shares or NewCo Warrants so disposed of (as applicable) for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. In addition, the deductibility of capital losses is subject to limitations.

Cash Exercise of a NewCo Warrant. Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss on the acquisition of NewCo Ordinary Shares upon the exercise of a NewCo Warrant in exchange for the cash exercise price. The U.S. Holder’s tax basis in NewCo Ordinary Shares received upon exercise of a NewCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the NewCo Warrant (i.e., for NewCo Warrants acquired as part of a unit, the portion of the U.S. Holder’s purchase price for such unit that is allocable to the NewCo Warrant) and the exercise price of such NewCo Warrant. It is unclear whether a U.S. Holder’s holding period for the NewCo Ordinary Shares received upon exercise of the NewCo Warrant will commence on the date of exercise of the NewCo Warrant or the immediately following date. In either case, the holding period will not include the period during which the U.S. Holder held the NewCo Warrant.

Cashless Exercise or Redemption of a NewCo Warrant. The tax consequences of a cashless exercise or cashless redemption (collectively referred to herein as a “cashless exchange”) of a NewCo Warrant are not clear under current tax law. A cashless exchange may be tax-free, either because the exchange is not treated as a realization event or, if it is treated as a realization event, because the exchange is treated as a “recapitalization” for U.S. federal income tax purposes. If, however, the cashless exchange was treated as a realization event other than a recapitalization, the exchange could be taxable in whole or in part. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exchange, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described herein would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult with, and rely solely upon, their tax advisors regarding the tax consequences of a cashless exchange.

NewCo intends to treat any cashless exercise of a NewCo Warrant occurring after its giving notice of an intention to redeem the NewCo Warrant for cash as described in the section entitled “Description of NewCo Securities—NewCo Warrants” as if NewCo redeemed such NewCo Warrant for shares in a cashless redemption qualifying as a recapitalization. In such case, a U.S. Holder would not recognize any gain or loss on the redemption of NewCo Warrants for NewCo Ordinary Shares. A U.S. Holder’s aggregate tax basis in the NewCo Ordinary Shares received in the redemption would equal the U.S. Holder’s aggregate tax basis in the NewCo Warrants redeemed, and the holding period for the NewCo Ordinary Shares received in redemption of the NewCo Warrants would include the U.S. Holder’s holding period for the redeemed NewCo Warrants. Alternatively, if the cashless exercise were treated as a cashless redemption that was not treated as a realization event, a U.S. Holder’s basis in the NewCo Ordinary Shares received would generally equal the holder’s basis in the NewCo Warrants, and it is unclear whether a U.S. Holder’s holding period in the NewCo Ordinary Shares would be treated as commencing on the date of exchange of the NewCo Warrants or on the immediately following date. In either case, the holding period would not include the period during which the U.S. Holder held the NewCo Warrants.

However, if the cashless exercise of a NewCo Warrant were instead to be characterized for U.S. federal income tax purposes as an exercise of the NewCo Warrant, such exercise could be characterized as either a realization event that is not a recapitalization or as not a realization event (as discussed in the immediately preceding paragraph). If treated as a realization event that is not a recapitalization, such a cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized. For example, a portion of the NewCo Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in payment of the exercise price of the remaining portion of such warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder would be deemed to have surrendered a number of NewCo Warrants having an aggregate value equal to the exercise price of the number of NewCo Warrants deemed exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the exercise price of the NewCo Warrants deemed exercised and (ii) the U.S. Holder’s tax basis in the NewCo Warrants deemed surrendered. In such case, a U.S. Holder’s tax basis in the NewCo Ordinary Shares received would generally equal the sum of the U.S. Holder’s tax basis in the NewCo Warrants deemed exercised and the exercise price of the NewCo Warrants deemed exercised. It is unclear whether a U.S. Holder’s holding period for the NewCo Ordinary Shares would commence on the date of exercise of the NewCo Warrants or on the immediately following date. In either case, the holding period would not include the period during which the U.S. Holder held the NewCo Warrants.

Redemption or Repurchase of NewCo Warrants for Cash. If NewCo redeems NewCo Warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of NewCo Securities—NewCo Warrants” or if NewCo purchases NewCo Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above in the section entitled “—Gain or Loss on Sale or Other Taxable Exchange or Disposition of NewCo Ordinary Shares or NewCo Warrants.”

Expiration of a NewCo Warrant. If a NewCo Warrant is allowed to expire unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the NewCo Warrant. In addition, the deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. Dividends with respect to NewCo Ordinary Shares and proceeds from the sale, exchange, or redemption of NewCo Securities may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including stock, securities, or cash) to NewCo. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in NewCo constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult with, and rely solely upon, their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in NewCo Ordinary Shares and NewCo Warrants.

Considerations for Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income tax in respect of their ownership of NewCo Securities. Under certain circumstances, a Non-U.S. Holder may be subject to U.S. federal income tax in respect of such ownership, which circumstances include, but are not limited to, Non-U.S. Holders recognizing income from their ownership of NewCo Securities that is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) and the treatment of NewCo as a U.S. corporation for U.S. federal income tax purposes. As indicated above, NewCo does not expect to be treated as a U.S. corporation for U.S. federal income tax purposes, and NewCo intends to take this position on its tax returns. Therefore, this disclosure does not address U.S. federal income tax considerations for Non-U.S. Holders in respect of their ownership of NewCo Securities. Non-U.S. Holders should consult with, and rely solely upon, their tax advisors to determine whether their ownership of NewCo Securities will be subject to U.S. federal income tax and any resultant tax consequences.

THE FOREGOING DISCUSSION IS NOT TAX ADVICE OR A COMPREHENSIVE DISCUSSION OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES TO THE HOLDERS OF DCRN SECURITIES OR NEWCO SECURITIES. SUCH HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF OWNING NEWCO SECURITIES FOLLOWING THE COMPLETION OF THE BUSINESS COMBINATION, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S., OR OTHER TAX LAWS.

MATERIAL AUSTRALIAN TAX CONSIDERATIONS

This section below provides a general summary of the Australian tax considerations generally applicable to Australian resident and non-Australian resident shareholders of NewCo with respect to the ownership and disposition of NewCo Ordinary Shares.

The comments in this section deal only with the Australian taxation implications of the ownership and disposition of NewCo Ordinary Shares if you hold your NewCo Ordinary Shares as investments on capital account.

These comments do not apply to you if you:

•	hold your securities as revenue assets or trading stock (which will generally be the case if you are a bank, insurance company or carry on a business of share trading); or

•	are assessed on gains and losses on the securities under the taxation of financial arrangements “TOFA“ provisions in Division 230 of the Income Tax Assessment Act 1997.

The Australian taxation implications of holding and disposing of shares in NewCo will vary depending upon your particular circumstances. Accordingly, it should not be relied upon as taxation advice and you should seek and rely upon your own professional advice before concluding on the particular taxation treatment that will apply to you. Furthermore, the discussion below is based upon the Australian income tax laws, applicable case law, regulations and published rulings, determinations and statement of administrative practice of the Australian Taxation Office as at the date of this filing. During the period of ownership of the NewCo Ordinary Shares by NewCo Shareholders, the taxation laws of Australia, or their interpretation, may change (possibly with retroactive effect).

Tritium, Tritium Australia and NewCo and their officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences, or in respect of the taxation consequences.

This taxation summary is necessarily general in nature and is not exhaustive of all Australian tax consequences that could apply in all circumstances for NewCo shareholders. It is strongly recommended that each NewCo shareholder seek their own independent professional tax advice applicable to their particular circumstances.

This summary does not constitute financial product advice as defined in the Corporations Act. This summary is confined to certain taxation matters, based on the relevant Australian tax laws in force, established interpretations of that law and understanding of the practice of the relevant tax authority at the date of this summary. This summary does not take into account the tax laws of countries other than Australia. On this basis, the following discussion is the opinion of Ernst & Young, tax advisor to NewCo.

Australian Resident Shareholders

This section applies to NewCo shareholders who are residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in respect of dividends on NewCo Ordinary Shares

Dividends paid by NewCo on a share should constitute assessable income of an Australian tax resident shareholder. Australia has a franking system wherein dividends can be franked and the shareholder receives a franking credit which effectively represents the corporate tax paid by the company. Dividends can be “fully franked”, “partially franked” or “unfranked” and the maximum franking credit is calculated at the corporate tax rate (currently 30%).

Australian resident individuals and complying superannuation entities

Australian tax resident shareholders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.

Subject to the comments in relation to “Qualified Persons” below, such shareholders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

To the extent that the dividend is unfranked, an Australian individual shareholders will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).

Corporate Shareholders

Corporate NewCo shareholders are also required to include both the dividend and the associated franking credits (if any) in their assessable income.

Subject to the comments in relation to “Qualified Persons” below, corporate NewCo shareholders should be entitled to a tax offset up to the amount of the franking credit attached to the dividend.

An Australian resident corporate NewCo shareholder should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the corporate NewCo shareholder to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.

Excess franking credits received by corporate NewCo shareholders will not give rise to a refund entitlement for a company but can be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years. For completeness, this tax loss cannot be carried back under the loss carry back tax offset rules introduced in the 2020-21 Federal Budget.

Trusts and partnerships

Australian tax resident NewCo shareholders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, an Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate in the relevant year of income, or the relevant partner in the partnership (as the case may be), may be entitled to a tax offset by reference to the beneficiary’s or partner’s share of the net income of the trust or partnership.

To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. An Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate (and not acting in a capacity as trustee) in the relevant year of income, or the relevant partner in the partnership, will generally be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).

Additional or alternative considerations may be relevant in relation to shareholders that are trustees of specific categories of trust under Australian tax law (such as managed investment trusts, AMITs, or public trading trusts). The precise tax consequences for a trustee shareholder is a complex tax issue which requires analysis based on each shareholder’s individual circumstances and the terms of the relevant trust deed. NewCo shareholders should obtain their own tax advice to determine these matters.

Qualified Persons

The benefit of franking credits can be denied where a NewCo shareholder is not a “qualified person” in which case the NewCo Shareholder will not be able to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.

Broadly, to be a qualified person, a NewCo shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a NewCo shareholder to hold the shares “at risk” for at least 45 days continuously during the qualification period – starting from the day after acquisition of the shares and ending 45 days after the shares become ex-dividend – in order to qualify for franking benefits.

This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed A$5,000.

Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. NewCo shareholders should obtain their own tax advice to determine if these requirements have been satisfied.

Capital Gains Tax (“CGT”) Implications

Disposal of shares

For Australian tax resident NewCo shareholders, who hold their NewCo Ordinary Shares on capital account, the future disposal of NewCo Ordinary Shares will give rise to a CGT event at the time which the legal and beneficial ownership of the NewCo Ordinary Shares are disposed of. NewCo shareholders will derive a capital gain on the disposal of their shares in NewCo to the extent that the capital proceeds exceed the cost base of their NewCo Ordinary Shares.

A capital loss will be made where the capital proceeds are less than the reduced cost base of their NewCo Ordinary Shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.

Capital Proceeds

The capital proceeds should be equal to any consideration received by the NewCo shareholder in respect to the disposal of their NewCo Ordinary Shares.

Cost base of NewCo Ordinary Shares

The cost base of a NewCo ordinary share will generally be equal to the cost of acquiring the NewCo ordinary share, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees). However, to the extent that a roll-over was obtained in relation to the acquisition of the NewCo Ordinary Shares under the Australian scrip for scrip rules, the cost base should be equal to the inherited cost base of the pre-existing shares (i.e. the original interests).

CGT Discount

The CGT discount may apply to NewCo shareholders that are Australian tax resident individuals, complying Australian superannuation funds or trusts, who have held, or are taken to have held, their NewCo Ordinary

Shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their NewCo Ordinary Shares.

The impact of the scrip for scrip rollover provisions on the holding period should be considered at an individual shareholder level. However, it is expected that the acquisition date of the NewCo Ordinary Shares for the purposes of the CGT discount should be the acquisition date of the NewCo shareholder’s pre-existing shares.

The CGT discount is:

•	one-half if the NewCo shareholder is an individual or trustee: meaning only 50% of the capital gain will be included in the shareholder’s assessable income; and

•	one-third if the NewCo shareholder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the shareholder’s assessable income.

The CGT discount is not available to NewCo shareholders that are companies.

If a NewCo shareholder makes a discounted capital gain, any current year and/or carried forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount is then included in the NewCo shareholder’s net capital gain for the income year and included in its assessable income.

The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.

Non-Australian resident shareholders

This section applies to NewCo shareholders who are not residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in respect of dividends on NewCo Ordinary Shares

Non-Australian resident NewCo shareholders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their NewCo dividends.

Franked dividends

As outlined above, Australia has a franking system wherein dividends can be franked and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. NewCo). Dividends can be “fully franked”, “partially franked” or “unfranked”.

Dividends received by non-Australian resident NewCo shareholders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e. if the dividend if fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.

Dividends attributable to Conduit Foreign Income

Non-Australian resident NewCo shareholders should not be subject to Australian dividend withholding tax where NewCo pays an unfranked dividend out of income which NewCo has declared to be conduit foreign income (“CFI”). Generally, CFI would include amounts received by NewCo that are attributable to dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.

Unfranked Dividends

Non-Australian resident NewCo shareholders should generally be subject to Australian dividend withholding tax to the extent of the unfranked component of any dividends received that are not declared to be CFI. Australian dividend withholding tax is imposed at a flat rate of 30% on the amount of the dividend that is unfranked unless the NewCo shareholder is a tax resident of a country that has a double tax treaty (“DTT”) with Australia. In the event the NewCo shareholder is otherwise able to rely on the DTT, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.

CGT Implications

Non-Australian resident NewCo shareholders who do not have a permanent establishment in Australia should not be subject to Australian CGT.

General Australian Tax Matters

This section applies to both Australian resident and non-Australian resident NewCo shareholders.

GST

The acquisition or disposal of NewCo Ordinary Shares by a shareholder (who is registered or required to be registered for GST) will be classified as a “financial supply” for Australian GST purposes. Accordingly, Australian GST will not be payable in respect of amounts paid for the acquisition or disposal of NewCo Ordinary Shares.

No GST should be payable in respect of dividends paid to NewCo shareholders.

Subject to certain requirements, there may be a restriction on the entitlement of NewCo shareholders registered for GST to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of NewCo Ordinary Shares (e.g. lawyer’s and accountants’ fees).

Stamp Duty

No stamp duty should be payable on the acquisition of NewCo Ordinary Shares.

THE BUSINESS COMBINATION AGREEMENT AND RELATED AGREEMENTS

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A hereto, as amended by the First Amendment to the Business Combination Agreement, which is attached as Annex A-1 hereto. You are urged to carefully read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. The legal rights and obligations of the parties to the Business Combination Agreement are governed by the specific language of the Business Combination Agreement, and not this summary.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which are referred to herein as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. DCRN, NewCo and Tritium do not believe that the Schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about DCRN, NewCo, or Tritium or any other matter.

Closing and Effective Time of the Business Combination

The Merger is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in such certificate of merger. The parties will hold the Closing immediately prior to such filing of a certificate of merger on the Closing Date which date will occur as promptly as practicable following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), but in no event later than three business days after the satisfaction or waiver, if permissible, of each of the conditions to the completion of the Business Combination (or on such other date, time or place as the parties may mutually agree), which will be simultaneous with the Share Transfer.

Representations and Warranties

Under the Business Combination Agreement, Tritium made customary representations and warranties relating to: organization and qualification, subsidiaries, organizational documents, capitalization, authority relative to the Business Combination Agreement, no conflict; required filings and consents, permits; compliance, financial statements, absence of certain changes or events, absence of litigation, employee benefits plans, labor and employment matters, real property; title to assets, intellectual property, taxes, environmental matters, material contracts, insurance, certain business practices, interested party transactions, Exchange Act, brokers, products liability, sexual harassment and misconduct, solvency, records and exclusivity of representations and warranties.

Under the Business Combination Agreement, DCRN made customary representations and warranties relating to: corporate organization, organizational documents, capitalization, no conflict; required filings and consents, compliance, SEC filings, financial statements; the Sarbanes-Oxley Act; absence of certain changes or events, absence of litigation, board approval; vote required, brokers, Trust Account, employees, taxes, registration and listing and DCRN’s investigation and reliance.

Under the Business Combination Agreement, NewCo and Merger Sub made customary representations and warranties relating to: corporate organization, capitalization, authority relative to the Business Combination Agreement, no conflict; required filings and consents, compliance, board approval; vote required, no prior operations, brokers and exclusivity of representations and warranties.

Covenants of the Parties

Conduct of Business by Tritium

Tritium made certain covenants under the Business Combination Agreement, including, among others, the following:

•

Subject to certain exceptions, between the date of the Business Combination Agreement and the Closing (or the earlier termination) of the Business Combination Agreement, Tritium will, and will cause its subsidiaries to (i) conduct its business in the ordinary course and (ii) use its reasonable best efforts to preserve substantially intact the business organization of Tritium and its subsidiaries, to keep available the services of the current officers, key employees, service partners and consultants of Tritium and its subsidiaries, to preserve the current relationships of Tritium and its subsidiaries with customers, suppliers and other persons with which Tritium and its subsidiaries has significant business relations, and to maintain in effect all permits and insurance policies (in such amounts and with such deductibles as are currently maintained).

•

By way of amplification and not limitation, Tritium will not, and will cause each of its subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of DCRN (which consent will not be unreasonably conditioned, withheld or delayed), provided, that, DCRN will be deemed to have consented in writing if it provides no response within five business days after Tritium has made a request for such consent in writing:

•	amend or otherwise change any organizational documents of Tritium or its subsidiaries;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any equity interests of Tritium or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any equity interest (including, without limitation, any phantom interest), of Tritium or any of its subsidiaries; or (ii) any material assets of Tritium or any of its subsidiaries;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity interests;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests;

•

(i) acquire (including, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof; (ii) other than loans under Tritium’s loan funded share plan dated November 22, 2018, incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets; or (iii) merge, consolidate, combine or amalgamate with any person or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or winding-up;

•

other than in the ordinary course, as required under the terms of any employee benefit plans in effect on the date of the Business Combination Agreement (or adopted or amended after such date in accordance with the Business Combination Agreement) or as contemplated by the Business Combination Agreement, (i) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant; (ii) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, severance or termination agreement with any current or former director, officer, employee or consultant; (iii) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant; (iv) establish or become obligated under any collective bargaining agreement, collective agreement, or other contract with a labor union, trade union, works council, or other representative of employees; (v) hire any new employees holding an executive position (i.e., ‘C-level’ employees); or (vi) terminate the employment or service of any employee other than any such termination for cause;

•

adopt, amend and/or terminate any material employee benefit plan except as may be required by applicable law, as necessary in order to consummate the Business Combination, or health and welfare plan renewals in the ordinary course;

•	materially amend other than reasonable and usual amendments in the ordinary course, with respect to accounting policies or procedures, other than as required by U.S. GAAP or applicable local GAAP;

•

other than in the ordinary course, (i) amend any material tax return; (ii) change any material method of tax accounting; (iii) make, change or rescind any material election relating to taxes; or (iv) settle or compromise any material tax audit, assessment, tax claim or other controversy relating to taxes;

•

other than in the ordinary course, (i) amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Tritium’s or any of its subsidiaries’ material rights thereunder; or (ii) enter into any contract that would have been a material contract had it been entered into prior to the date of the Business Combination Agreement;

•	materially amend, modify, extend, renew or terminate any lease documents or enter into any new lease;

•

other than in the ordinary course, allow to lapse, abandon, fail to maintain the existence of, or use commercially reasonable efforts to protect, its interest in, the existence and enforceability of any of Tritium’s intellectual property rights to the extent such intellectual property rights remains material to the conduct of the business of Tritium and any of its subsidiaries;

•

other than in the ordinary course, enter into any contract that obligates Tritium or any of its subsidiaries to develop any intellectual property related to the business of Tritium or any of its products or services;

•	enter into any material new line of business outside of the business currently conducted by Tritium or any of its subsidiaries as of the date of the Business Combination Agreement;

•

voluntarily fail to maintain, cancel or materially change coverage under any material insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Tritium and any its subsidiaries and their assets and properties;

•

waive, release, assign, settle or compromise any action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $0.1 million individually or $0.5 million in the aggregate; or

•	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Conduct of Business of DCRN

DCRN made certain covenants under the Business Combination Agreement, including, among others, the following:

•

Subject to certain exceptions, between the date of the Business Combination Agreement and the Closing (or the earlier termination) of the Business Combination Agreement, the business of DCRN will be conducted in the ordinary course of business.

•

By way of amplification and not limitation, DCRN will not, directly or indirectly, do any of the following without the prior written consent of Tritium, which consent will not be unreasonably withheld, delayed or conditioned:

•	amend or otherwise change DCRN’s organizational documents;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or share capital, as applicable, other than redemptions from the Trust Account that are required pursuant to DCRN’s organizational documents;

•

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the DCRN Common Stock or DCRN warrants except for redemptions from the Trust Account and conversions of the DCRN Founder Shares that are required pursuant to DCRN’s organizational documents;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of DCRN, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of DCRN, except (i) in connection with conversion of the DCRN Founder Shares pursuant to DCRN’s organizational documents and (ii) in connection with a loan from DCRN Sponsor or an affiliate thereof or certain of DCRN’s officers and directors to finance DCRN’s transaction costs in connection with the Business Combination;

•

acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

•

incur any indebtedness or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of DCRN, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course or except a loan from DCRN Sponsor or an affiliate thereof or certain of DCRN’s officers and directors to finance DCRN’s transaction costs in connection with the Business Combination;

•

make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in U.S. GAAP or applicable law made subsequent to the date hereof, as agreed to by its independent accountants;

•

(i) amend any material tax return; (ii) change any material method of tax accounting; (iii) make, change or rescind any material election relating to taxes; or (iv) settle or compromise any material tax audit, assessment, tax claim or other controversy relating to taxes;

•	liquidate, dissolve, reorganize or otherwise wind up the business and operations of DCRN;

•	amend the Investment Management Trust Agreement dated as of February 3, 2021 between DCRN and Continental Stock Transfer & Trust Company or any other agreement related to the Trust Account;

•	hire any employee, consultant or independent contractor, or adopt, enter into or incur any liability with respect to any employee benefit plans;

•	other than in the ordinary course of business or in a form consistent with DCRN’s public filings with the SEC, enter into any indemnification agreements with the directors and officers of DCRN; or

•	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Conduct of Business of NewCo and Merger Sub

NewCo and Merger Sub made certain covenants under the Business Combination Agreement, including, among others, the following:

•

Subject to certain exceptions, NewCo and Merger Sub will not, directly or indirectly, do any of the following without the prior written consent of DCRN, which consent will not be unreasonably withheld, delayed or conditioned:

•	amend or otherwise change NewCo’s organizational documents;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or share capital, as applicable;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of NewCo or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of NewCo or Merger Sub;

•

acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

•	form any subsidiary;

•

incur any indebtedness or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of NewCo or Merger Sub, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

•	liquidate, dissolve, reorganize or otherwise wind up the business and operations of NewCo or Merger Sub; or

•	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Registration Statement

NewCo agreed to file with the SEC the Registration Statement on Form F-4 relating to the transactions contemplated by the Business Combination Agreement. Each of DCRN, NewCo and Tritium agreed to use its reasonable best efforts to: (i) cause the Registration Statement to comply in all material respects with the applicable rules and regulations set out by the SEC; (ii) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (iv) keep the Registration Statement effective until the Closing in order to permit the consummation of the Business Combination.

DCRN Stockholders’ Meeting

DCRN will (i) take all action necessary under applicable law and DCRN’s organizational documents to call, give notice of, convene and hold a meeting of its shareholders to seek (a) the adoption and approval of the Merger and the Business Combination Agreement, (b) the adjournment of the DCRN special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the Proposals and (c) approval of any other proposals reasonably agreed by DCRN and Tritium to be necessary or appropriate in connection the Business Combination and (ii) submit the Proposals to, and use its reasonable best efforts to solicit proxies in favor of the Proposals.

Exit Notice and Share Transfer Agreement

If certain Tritium shareholders fail to deliver the Share Transfer Agreement as duly executed by all Tritium shareholders to DCRN within forty-eight (48) hours of the Registration Statement becoming effective, or if the Exit Notice or the Share Transfer Agreement are terminated or otherwise rescinded at any time prior to the Closing (an “Exit Notice Failure”), DCRN will have the right to terminate the Business Combination Agreement.

Exclusivity

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing, (b) the valid termination of the Business Combination Agreement and (c) the date on which a specified shareholder of Tritium validly delivers a notice to exercise its rights under the Shareholders’ Deed to Tritium, the parties agree not to, and to cause their respective subsidiaries and its and their respective representatives not to, among other things, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquires, indications of interest, offers or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning an Alternative Transaction (as defined below), (ii) enter into any agreement regarding any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided that the execution, delivery and performance of the Business Combination Agreement and related documents and the consummation of the Business Combination will not be deemed a violation under the Business Combination Agreement. Each party will, and will cause its subsidiaries and its and their respective affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. An “Alternative Transaction” means (a) with respect to Tritium, subject to certain specified exceptions, (i) the issuance, sale or transfer to or investment in any newly issued or currently outstanding equity interest in Tritium, (ii) the sale or transfer of the assets of Tritium, and (iii) any merger or business combination between Tritium or any of its subsidiaries with any other person and (b) with respect to DCRN, any direct or indirect acquisition of assets of business of any person.

Stock Exchange Listing

From the date of the Business Combination Agreement through the Effective Time, the parties will use reasonable best efforts to ensure that DCRN remains listed as a public company on, and for the DCRN Class A Common Stock to be tradable over, the NASDAQ. From the date of the Business Combination Agreement through the Closing, the parties will use reasonable best efforts to have NewCo listed on the NASDAQ as of the Closing.

Antitrust Approvals

To the extent required under any antitrust laws, the parties will promptly make any required filings or application under such antitrust laws, and no later than ten business days after the date of the Business Combination Agreement, Tritium and DCRN will each file (or cause to be filed) a Notification and Report Form if required by the HSR Act.

Survival of Representations and Warranties; Indemnification

The representations and warranties given by Tritium, Merger Sub and NewCo to DCRN, and the representations and warranties given by DCRN to Tritium, Merger Sub and NewCo, will terminate and be of no further force and effect as of the Effective Time and any liability for breach or violation thereof will terminate absolutely.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•	Tritium, DCRN, NewCo and Merger Sub providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

•

certain employee matters, including (i) the establishment of an equity incentive award plan to be effective after the Closing and (ii) the entry into a new management agreement with the Chief Executive Officer and Chief Financial Officer of Tritium and NewCo or one of its affiliates;

•	director and officer indemnification, including matters relating to director and officer insurance;

•	prompt notification of certain matters;

•

the parties using reasonable best efforts (except where a different efforts standard is specifically contemplated by the Business Combination Agreement) to consummate the transactions contemplated by the Business Combination Agreement;

•	public announcements relating to the Business Combination;

•	DCRN making disbursements from the Trust Account;

•	Tritium terminating or causing to be terminated certain agreements;

•	the intended tax treatment of the Business Combination;

•	Tritium using reasonable best efforts to seek a waiver from a specified shareholder of Tritium with respect to certain rights of such shareholder under the Shareholders’ Deed;

•	Tritium delivering to DCRN audited financial statements and reviewed financial statements; and

•	Tritium delivering to DCRN the register of members of Tritium and a list of all equity interests issued or outstanding in Tritium at least five business days prior to the Effective Time.

Termination

The Business Combination Agreement may be terminated, and the Business Combination may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by DCRN stockholders, as follows:

•	by mutual written consent of DCRN and Tritium;

•

by either DCRN or Tritium if the Closing will not have occurred prior to the Outside Date; provided, however, that the Business Combination Agreement may not be terminated by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained therein and such breach or violation is the principal cause of the failure of a condition to the Closing on or prior to the Outside Date;

•

by either DCRN or Tritium if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

•	by either DCRN or Tritium if the Business Combination Proposal fails to receive the requisite vote for approval at the DCRN special meeting;

•	by DCRN in the event of an Exit Notice Failure;

•

by DCRN or Tritium if Vontier acquired securities of Tritium (other than the acquisition of securities (i) not in accordance with the Shareholders’ Deed from another shareholder of Tritium, (ii) of a de minimis amount from another shareholder of Tritium or (iii) newly issued securities directly from Tritium and without violation of the Business Combination Agreement) pursuant to the Shareholders’ Deed;

•

by DCRN if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Tritium, NewCo or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Tritium, NewCo or Merger Sub will have become untrue, in either case such that certain conditions set forth in the Business Combination Agreement would not be satisfied (“Terminating Tritium Breach”); provided that DCRN has not waived such Terminating Tritium Breach and DCRN is not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Tritium Breach is curable by Tritium, NewCo or Merger Sub, DCRN may not terminate the Business Combination Agreement for so long as Tritium, NewCo or Merger Sub continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of 30 days after notice of such breach is provided by DCRN to Tritium and the Outside Date;

•

by Tritium if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of DCRN set forth in the Business Combination Agreement, or if any representation or warranty of DCRN has become untrue, in either case such that certain conditions set forth in the Business Combination Agreement would not be satisfied (“Terminating DCRN Breach”); provided that Tritium has not waived such Terminating DCRN Breach and Tritium, NewCo or Merger Sub is not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating DCRN Breach is curable by DCRN, Tritium may not terminate the Business Combination Agreement for so long as DCRN continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of 30 days after notice of such breach is provided by Tritium to DCRN and the Outside Date; and

•

by Tritium, at any time prior to DCRN’s receipt of DCRN stockholders approval of the Proposals if DCRN or the DCRN Board changes, withdraws, withhold, qualify or modify in a manner adverse to Tritium its recommendation that DCRN stockholders vote in favor of the Proposals.

Effect of Termination

If the Business Combination Agreement is terminated pursuant to one of the events described above, the Business Combination Agreement will forthwith become void, and there will be no liability under the Business

Combination Agreement on the part of any party, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful and material breach of the Business Combination Agreement by a party or in the case of fraud. If the Business Combination Agreement is terminated pursuant to certain events described above by Tritium and in order to induce the parties to enter into the Business Combination Agreement, DCRN and certain Tritium shareholders have entered into the Termination Fee Side Letter (as described below).

Expenses

Under the Business Combination Agreement, unless otherwise provided, each party to the Business Combination Agreement will pay its own expenses incident to preparing for, entering into and carrying out the Business Combination Agreement and the consummation of the transactions contemplated thereby.

Further Assurances

Each of DCRN, Tritium, NewCo and Merger Sub agrees to execute and deliver all such further documents and do all acts and things that from time to time may reasonably be required to effectively carry out or better evidence or perfect the full intent and meaning of the Business Combination Agreement.

Choice of Law; Specific Performance

The Business Combination Agreement is governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in the State of Delaware. All legal actions and proceedings arising out of or relating to Business Combination Agreement will be heard and determined exclusively in any Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in a Court of Chancery of the State of Delaware, then any such action may be brought in any federal court located in the State of Delaware or any other Delaware state court.

Each of DCRN, Tritium, NewCo and Merger Sub agree that irreparable damage would occur if any provision of the Business Combination Agreement were not performed in accordance with its terms, and, accordingly, each of DCRN, Tritium, NewCo and Merger Sub will be entitled to an injunction or injunctions to prevent breaches of the Business Combination Agreement or to enforce specifically the performance of the terms and provisions of the Business Combination Agreement (including each of their obligations to consummate the Business Combination) without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in the Business Combination Agreement. Each of DCRN, Tritium, NewCo and Merger Sub waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Amendments or Modification of Agreement

The Business Combination Agreement may be amended or modified from time to time only by a written instrument signed and agreed to by DCRN, Tritium, NewCo and Merger Sub. On July 27, 2021, DCRN, Tritium, NewCo and Merger Sub entered into the First Amendment to the Business Combination Agreement. The First Amendment to the Business Combination Agreement provided that (i) the obligations of Tritium, NewCo and Merger Sub to consummate the Business Combination are subject to the condition that the sum of (A) the amount of cash in the Trust Account and (B) the amount of cash proceeds to NewCo resulting from any private placements of New Ordinary Shares be not less than $200.0 million and (ii) the parties will use reasonable best efforts to consummate any private placements of NewCo Ordinary Shares.

Related Agreements

This section describes the material provisions of certain additional agreements entered into in connection with the Business Combination or to be entered into pursuant to the Business Combination Agreement, which are referred to herein as the “Related Agreements,” but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. The form of the NewCo Constitution is attached hereto as Annex B, the Sponsor Support Agreement is attached hereto as Annex C, the Commitment Agreement is attached hereto as Annex D, the Termination Fee Side Letter is attached hereto as Annex E, a form of the A&R Registration Rights Agreement is attached hereto as Annex F, the Exit Notice is attached hereto as Annex G, the Share Transfer Agreement is attached hereto as Annex H and the form of Lock-Up Agreement is attached hereto as Annex I. DCRN stockholders and other interested parties are urged to read such Related Agreements in their entirety.

NewCo Constitution (Annex B)

Pursuant to the terms of the Business Combination Agreement, the Constitution will be the constitution of NewCo following the Closing. The full text of the Constitution is attached to this proxy statement/prospectus as Annex B. See the section entitled “Proposal No. 2—The NewCo Constitution Proposal” for additional information.

Sponsor Support Agreement (Annex C)

In connection with the execution of the Business Combination Agreement, on May 25, 2021, DCRN Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, DCRN Sponsor agreed to (i) waive the anti-dilution rights set forth in the DCRN Charter with respect to DCRN Founder Shares held by it, (ii) vote all the DCRN Class A Common Stock and DCRN Founder Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, (iii) not transfer the DCRN Founder Shares (or NewCo Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of the NewCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s shareholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property and (iv) not transfer any DCRN warrants (or NewCo Ordinary Shares issued or issuable upon the exercise of the DCRN warrants) until 30 days after the Closing.

Commitment Agreement (Annex D)

In connection with the execution of the Business Combination Agreement, on May 25, 2021, each of the Committed Shareholders entered into the Commitment Agreement with NewCo and DCRN pursuant to which, among other things, the Committed Shareholders agreed to execute and deliver the Share Transfer Agreement to DCRN, to exercise all voting rights attaching to all of their Tritium Shares to vote in favor of the Business Combination and of any resolutions pursuant to and necessary for the consummation of the Business Combination Agreement and not to transfer their Tritium Shares.

Vontier Release

On August 1, 2021, DCRN, Tritium, NewCo and Vontier entered into the Vontier Release, pursuant to which, among other things, Vontier agreed to waive all of its rights under clause 19 of the Shareholders’ Deed (regarding its call option right to purchase Tritium at a market value set by a formal third-party valuation). In addition, Vontier agreed to execute and deliver the Share Transfer Agreement upon this Registration Statement becoming effective and execute a Lock-Up Agreement prior to Closing.

Termination Fee Side Letter (Annex E)

In connection with the execution of the Business Combination Agreement, on May 25, 2021 the Committed Shareholders and DCRN entered into the Termination Fee Side Letter, pursuant to which the Committed Shareholders agreed to pay, and cause certain other existing Tritium shareholders to pay, to DCRN a termination fee of $50.0 million if the Business Combination Agreement is terminated by (a) DCRN or Tritium as a result of Vontier’s acquisition of securities of Tritium (other than the acquisition of securities (i) not in accordance with the Shareholders’ Deed from another Tritium shareholder, (ii) of a de minimis amount from another Tritium shareholder or (iii) newly issued securities directly from Tritium and without violation of the Business Combination Agreement) pursuant to the Shareholders’ Deed, (b) DCRN or Tritium as a result of the Closing not having occurred prior to the Outside Date or (c) by Tritium if the Business Combination Agreement is terminated pursuant to certain events described therein, and in the case of clauses (b) and (c), at a time when Vontier has validly delivered a notice to exercise its rights under the Shareholders’ Deed to Tritium that has not been revoked or withdrawn.

Form of A&R Registration Rights Agreement (Annex F)

Concurrently with the Closing, DCRN will enter into the A&R Registration Rights Agreement, pursuant to which NewCo will agree that, within 30 calendar days after the Closing, NewCo will file with the SEC (at NewCo’s sole cost and expense) the Resale Registration Statement, and NewCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders of certain securities held by or issuable to certain existing shareholders of DCRN and Tritium can demand NewCo’s assistance with underwritten offerings and block trades. Such holders will be entitled to customary piggyback registration rights.

Exit Notice (Annex G)

Prior to the execution of the Business Combination Agreement, on May 17, 2021, the Committed Shareholders issued the Exit Notice to Tritium and to each of the other holders of ordinary or C class shares in Tritium, of their intention to effect an exit proposal by way of a trade sale (being the proposed sale of Tritium Shares resulting from the Business Combination). Tritium and each Tritium shareholder is required, under the Shareholders’ Deed, to work together in good faith and use their best endeavors to ensure that the exit proposal is effected.

Form of Share Transfer Agreement (Annex H)

Within two business days after the date on which this Registration Statement becomes effective, DCRN, Tritium, NewCo and each Tritium shareholder will enter into the Share Transfer Agreement, pursuant to which NewCo will make a rollover offer on the same terms to each Tritium shareholder to acquire all Tritium Shares held by that Tritium shareholder. The consideration for the purchase of the entire issued share capital of Tritium is the issue to Tritium shareholders by NewCo of 120,000,000 NewCo Ordinary Shares with a value of $10.00 per NewCo Ordinary Share. These NewCo Ordinary Shares will be issued to Tritium shareholders in their respective proportions at Closing.

Form of Lock-Up Agreements (Annex I)

Concurrently with the Closing, all existing Tritium shareholders, or their attorney-in-fact, will enter into the Lock-Up Agreement with NewCo, Tritium and DCRN, pursuant to which they will agree, subject to certain customary exceptions, not to (i) effect any sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the

SEC promulgated thereunder with respect to, any securities of NewCo, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of NewCo, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii), for six months after the Closing.

PIPE Financing

In connection with the Business Combination, DCRN, NewCo and Palantir entered into the Subscription Agreement, pursuant to which Palantir agreed to subscribe for and purchase, and NewCo agreed to issue and sell, 1,500,000 NewCo Ordinary Shares for a purchase price of $10.00 per share. The closing of the sale of the PIPE Shares pursuant to the Subscription Agreement will take place immediately prior to or substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination. Pursuant to the Subscription Agreement, NewCo agreed that, within 30 calendar days after the closing of the PIPE Financing, NewCo will file with the SEC (at NewCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares , and NewCo will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof.

REGULATORY APPROVALS RELATED TO THE BUSINESS COMBINATION

The transactions contemplated by the Business Combination Agreement, including the Business Combination, are not presently believed to be subject to any federal or state regulatory requirement or approval other than those discussed below.

Competition and Antitrust

General

At any time before or after the consummation of the Business Combination, the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), non-U.S. competition authorities or others could take action under antitrust laws with respect to the Business Combination, including seeking to enjoin consummation of the Business Combination, or to condition approval of the Business Combination on the divestiture of assets of DCRN, Tritium or their respective subsidiaries or to impose restrictions on the operations of NewCo or its subsidiaries that would apply after the consummation of the Business Combination. Private parties may also bring objections or legal actions under antitrust laws under certain circumstances.

There can be no assurance that the Business Combination will not be challenged on antitrust grounds or, if such a challenge is made, that the challenge will not be successful. Similarly, there can be no assurance that the antitrust approvals necessary to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement will be obtained or that the granting of these approvals will not involve the imposition of conditions to such consummation. These conditions or changes could result in the conditions to each party’s obligations to consummate the Business Combination not being satisfied prior to the Business Combination end date (which is summarized in the section entitled “The Business Combination Agreement and Related Agreements—Termination” elsewhere in this proxy statement/prospectus) or any extensions thereof, which would give any party to the Business Combination Agreement the right to terminate the Business Combination Agreement without consummating the Business Combination.

Please see the sections entitled “The Business Combination Agreement and Related Agreements—Covenants of the Parties,” elsewhere in this proxy statement/prospectus, and “The Business Combination—Conditions to Closing of the Business Combination—Conditions to the Obligations of Each Party ” elsewhere in this proxy statement/prospectus for information concerning DCRN’s and Tritium’s covenants and closing conditions related to antitrust filings and approvals.

United States Antitrust Clearance

The transactions contemplated by the Business Combination Agreement, including the Business Combination, are not presently believed to be subject to reporting under the HSR Act, which prevents transactions meeting certain size tests, and not otherwise exempt, from being completed until required information and materials are furnished to the Antitrust Division and the FTC and the related waiting period expires or is terminated early.

Although it is not anticipated that circumstances will change in such a way that prior to the closing any HSR filings would be required, it is possible that a change could occur and thereby trigger filing requirements. If that were to occur, the parties would, at that time, be required to file notifications with the Antitrust Division and the FTC and wait for the termination or expiration of the waiting period before closing the transactions. The initial waiting period under the HSR Act is 30 days, beginning on the date that both parties complete their filings. The waiting period can be terminated early by action of the Antitrust Division and the FTC. Either agency can extend the waiting period by issuing a request for additional information, known as a second request. A second request extends the waiting period until 30 days after each of the parties has substantially complied with the second request.

Whether or not the parties are subject to the notice and waiting period requirements of the HSR Act, and if so, even if the waiting period has been terminated or expired, the Antitrust Division or the FTC, as well as a foreign regulatory agency or government, state or private person, may challenge the transactions at any time before or after its completion. The parties cannot assure you that the Antitrust Division or the FTC will not try to prevent the transactions or seek to impose restrictions or conditions on one or more of the parties as a condition of not challenging the transactions. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the transactions, or lessen the anticipated benefits of the transactions.

Regulatory Approvals or Antitrust Clearance in Other Jurisdictions

Generally, the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) applies to acquisitions of shares and/or voting power of certain thresholds in a company, by a foreign person and/or its associates, where the acquisition meets a threshold value and other criteria.

Under the FATA, certain acquisitions may not occur unless notice of it has been given to the Australian Federal Treasurer or the Australian Federal Treasurer or their representatives has either provided notice under the FATA that there is no objection to the proposed transaction (with or without conditions) or the applicable statutory period has expired without the Federal Treasurer objecting (“FIRB Approval”).

An acquisition to which the FATA applies may be the subject of a divestment order by the Australian Federal Treasurer unless a FIRB Approval has been obtained. Failure to give notice of certain acquisitions, undertaking certain acquisitions without receiving a no objection notification or contravening a condition in a no objection notification can be a criminal offense or result in civil penalties.

DCRN and NewCo have been advised that the transactions contemplated by the Business Combination Agreement do not presently trigger a FIRB Approval requirement. Although it is not anticipated that circumstances will change in such a way that prior to the Closing any FIRB Approval would be required, in the event that such change occurs, the relevant parties would, at that time, be required to seek FIRB Approval before the Closing.

Whether or not the parties are subject to the notification requirements of the FATA, and if so, even if FIRB Approval has been obtained, the Australian Federal Treasurer may challenge the Business Combination at any time before or after its completion. The parties cannot assure you that the Australian Federal Treasurer will not try to prevent the Business Combination or seek to impose restrictions or conditions on one or more of the parties as a condition of not challenging the Business Combination. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the Business Combination, or lessen the anticipated benefits of the Business Combination.

Stock Exchange Listings

DCRN and Tritium anticipate that, following consummation of the Business Combination, DCRN Class A Common Stock, DCRN units and DCRN warrants will be delisted from NASDAQ, and DCRN will be deregistered under the Exchange Act. NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

NewCo is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

NewCo was established on May 7, 2021 for the purpose of effectuating the Business Combination described herein. NewCo, as a shell company, has no assets and liabilities and does not operate any business. Accordingly, no financial statements of NewCo have been included in this proxy statement/prospectus.

The following unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations present the historical financial statements of Tritium and DCRN, adjusted to reflect the Business Combination.

The unaudited pro forma condensed combined balance sheet of NewCo as of June 30, 2021 combines the historical audited statement of financial position of Tritium as of June 30, 2021 and the unaudited balance sheet of DCRN as of June 30, 2021 (as restated) on a pro forma basis as if the Business Combination and the other events contemplated by the Business Combination Agreement, summarized below, had been consummated on June 30, 2021.

The unaudited pro forma condensed combined statement of operations of NewCo for the twelve months ended June 30, 2021 reflects, with respect to Tritium, the consolidated statement of comprehensive loss of Tritium for the twelve months ended June 30, 2021, and, with respect to DCRN, (i) the unaudited statements of operations for the six months ended June 30, 2021 (as restated) of DCRN and (ii) the audited statement of operations for the period from December 4, 2020 (inception) through December 31, 2020 of DCRN, and gives effect to the Business Combination and certain other transactions as if they had been consummated as of July 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information does not purport to represent, and is not necessarily indicative of, the actual results of operations or financial condition had Tritium and DCRN been combined during the periods presented in the unaudited pro forma condensed combined financial information and is not intended to project the future results of operations or financial condition that the combined company may achieve.

The unaudited pro forma condensed combined financial information gives effect to the following (collectively, the “Transaction”):

•	the reverse recapitalization between Tritium and DCRN as a result of the Business Combination Agreement;

•	recognition of the proceeds raised as part of the PIPE Financing in connection with the Business Combination (the “PIPE Funds”);

•

repayment of the CIGNA Loan, Convertible Notes and Shareholder Loan (each as defined below) held by Tritium pursuant to change in control provisions triggered by the consummation of the Business Combination. This includes payment of interest and early repayment penalties for the CIGNA Loan including tranches drawn down post June 30, 2021;

•	payment of cash settled share-based compensation payments issued by Tritium which will be triggered by the consummation of the Business Combination;

•

recognition of the additional compensation expense and payment of estimated fringe benefit tax payable by Tritium which will be triggered as a result of the modification of various loan funded share-based compensation plans as a result of the Business Combination;

•	settlement of the shareholder option held by Vontier, which was settled as a condition precedent to the Business Combination;

•	recognition of transaction costs realized as part of the Business Combination; and

•	implications of maximum and minimum redemption scenarios on cash reserves.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following, all of which, except for DCRN’s unaudited financial statements as of and for the six months ended June 30, 2021 (as restated), are included elsewhere in this proxy statement/prospectus:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	DCRN’s unaudited financial statements as of and for the six months ended June 30, 2021 (as restated);

•	DCRN’s audited financial statements as of and for the period from December 4, 2020 (inception) through December 31, 2020;

•	Tritium’s audited consolidated financial statements as of and for the years ended, June 30, 2021 and 2020;

•

the sections entitled “DCRN Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Tritium’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

•	other information relating to Tritium and DCRN, including the Business Combination Agreement.

DCRN’s unaudited financial statements as of and for the six months ended June 30, 2021 (as restated) were filed publicly on the SEC’s EDGAR system with DCRN’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and were restated in DCRN’s unaudited financial statements as of and for the nine months ended September 30, 2021, which are included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information contained herein assumes that DCRN stockholders approve the proposed Business Combination. The DCRN stockholders may elect to redeem their shares of DCRN Class A Common Stock for cash even if they approve the proposed Business Combination. DCRN cannot predict how many of its public stockholders will exercise their right to have their DCRN Class A Common Stock redeemed for cash. As a result, the unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemptions of DCRN’s Class A common stock:

•

Assuming No Redemptions: This presentation assumes that no DCRN public stockholders exercise redemption rights with respect to their DCRN Class A Common Stock for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes aggregate redemption payments of approximately $187.1 million, so that following payment by DCRN to the DCRN public stockholders who have exercised their redemption rights with respect to their DCRN Class A Common Stock pursuant to the DCRN Charter, the amount of immediately available cash in the Trust Account shall be no less than $200 million (which includes the receipt of $15 million in PIPE Funds) after giving effect to the payment of DCRN’s transaction expenses (including the payment of deferred underwriting fees incurred in connection with the DCRN IPO), which are currently estimated at $30.4 million.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Business Combination.

Description of the Business Combination

Pursuant to the Business Combination Agreement, NewCo will acquire the shares of Tritium and Merger Sub will merge with and into DCRN with DCRN surviving the Merger. Tritium and DCRN will become wholly owned subsidiaries of NewCo. Upon the consummation of the Business Combination, eligible Tritium shareholders will receive or have the right to receive NewCo Ordinary Shares at a deemed value of $10. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States. Under this method of accounting, DCRN will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Tritium will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Tritium (i.e., a capital transaction involving the issuance of shares by DCRN for the shares of Tritium). Tritium will, consequently, be deemed the accounting predecessor meaning that Tritium’s consolidated assets, liabilities and results of operations will become the historical financial statements of NewCo.

The shares issued by the acquirer are recognized at fair value and recorded as consideration for the acquisition of the public shell company, DCRN. There is no acquisition accounting and no recognition of goodwill or other intangible assets, as DCRN does not meet the definition of a business as defined under ASC 805. The net assets of DCRN will be recognized at historical cost (which is expected to be consistent with carrying value).

Tritium has been determined to be the accounting acquirer (notwithstanding that it is legally acquired by NewCo) based on evaluation of the following facts and circumstances:

•	Tritium’s business will comprise the ongoing operations of the combined company immediately following the consummation of the Business Combination, which we refer to herein as “NewCo”;

•

Tritium shareholders will have the largest ownership interest and voting interest in the combined entity under both the no redemptions and the maximum redemptions scenarios (in each case, based on current estimates of transaction expenses) with approximately 69.8% and 78.4% ownership voting interest, respectively;

•

the combined entity’s board of directors is expected to initially consist of 7 directors; Tritium will have the ability to appoint 5 directors and is expected to control, and continue to control, the combined company’s board of directors;

•

Tritium is the larger entity, in terms of both revenues and total assets. Tritium had $87.9 million in total assets as of June 30, 2021 and had $56.2 million in revenue from continuing operations for the year ended June 30, 2021. DCRN had $1.0 million in total assets excluding investments held in trust as part of the proposed Business Combination as of June 30, 2021 and had $0 in total revenues for the six months ended June 30, 2021 and $0 in total revenues for the period from inception (December 4, 2020) through December 31, 2020;

•

the senior management team of the combined entity will be comprised of the executive officers of Tritium, as disclosed in this proxy statement/prospectus. Out of the disclosed executive officers, all of them are current Tritium employees; and

•

NewCo will continue to operate under the Tritium trade name and the combined entity’s headquarters will be based in Australia, with its corporate head office in Brisbane, consistent with the current location of Tritium’s head office.

Other factors were considered, including the purpose and intent of the Business Combination, noting that the preponderance of evidence as described above is indicative that Tritium is the accounting acquirer in the Business Combination.

Pursuant to the Business Combination Agreement, assuming no redemptions, the aggregate share consideration issued by NewCo in the Business Combination excluding the PIPE Shares is $1,703,125,000,

consisting of 170,312,500 newly issued ordinary shares valued at $10 per share. Assuming maximum redemptions, the aggregate share consideration issued by NewCo in the Business Combination excluding the PIPE Shares is $1,515,994,500, consisting of 151,599,450 newly issued ordinary shares valued at $10 per share. The following represents the aforementioned share consideration at Closing (excluding the PIPE Shares):

(In shares)	Assuming No Redemptions	Assuming Maximum Redemptions
Ordinary shares issuance to DCRN public stockholders	40,250,000	21,536,950
Ordinary shares issuance to DCRN initial stockholders	10,062,500	10,062,500
Ordinary shares issuance to Tritium shareholders	120,000,000	120,000,000

Share consideration—at Closing	170,312,500	151,599,450

The share consideration issued at Closing as presented above does not include any warrants or management options that are described below in Note 4— “Loss Per Share” to the unaudited pro forma condensed combined financial information.

The following summarizes the pro forma NewCo Ordinary Shares outstanding under the no redemptions and maximum redemptions scenarios (totals may not add to 100.0% due to rounding):

	Assuming No Redemptions	% Shareholding	Assuming Maximum Redemptions	% Shareholding
Shares held by former Tritium Shareholders(1)	120,000,000	69.8	120,000,000	78.4
Shares held by current DCRN public stockholders (2)	40,250,000	23.4	21,536,950	14.0
Shares held by DCRN initial stockholders(3)	10,062,500	5.9	10,062,500	6.6
Shares issued to Palantir(4)	1,500,000	0.9	1,500,000	1.0

Total NewCo Ordinary Shares	171,812,500		153,099,450

(1)	Pursuant to the Business Combination Agreement, the aggregate number of NewCo Ordinary Shares issued to the existing Tritium shareholders will equal 120 million.
(2)

Underlying shares of DCRN Class A Common Stock are subject to possible redemption. The maximum redemption scenario is determined based on the assumption that the Minimum Cash Condition of $200 million in the Trust Account is satisfied at Closing (after giving effect to the PIPE Funds, redemption payments and DCRN transaction expenses).

(3)	Shares held by DCRN Sponsor and DCRN’s management and board of directors.
(4)	Shares issued in exchange for $15.0 million of PIPE Funds.

Unaudited Pro Forma Condensed Combined Balance Sheet—As of June 30, 2021

(In thousands, except number of shares and par value)

			Assuming No Redemptions				Assuming Maximum Redemptions
	Tritium	DCRN	Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined	Notes	Additional Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined
	As of June 30, 2021	As of June 30, 2021 (As restated)
Assets
Current assets
Cash and cash equivalents	$6,157		$402,509	(a)	$274,286	3(2)	$(187,131)	(m)	$87,155
			(14,088)	(b)
			(16,291)	(c)
			(23,345)	(d)
			(61,011)	(g)
			(21,641)	(h)
			15,000	(i)
			(7,139)	(j)
			(5,865)	(l)
Accounts receivable – related parties	2,991				2,991				2,991
Accounts receivable – external parties	11,318				11,318				11,318
Accounts receivable – allowance for expected credit losses	(227)				(227)				(227)
Inventory	36,430				36,430				36,430
Prepaid expenses	918	674			1,592				1,592
Deposits	4,912				4,912				4,912

Total current assets	62,499	674	268,129		331,302		(187,131)		144,171

Non–current assets
Investments held in Trust Account		402,509	(402,509)	(a)	—				—

Property, plant and equipment, net	5,689				5,689				5,689
Operating lease right of use assets, net	18,312				18,312				18,312
Prepaid expenses		394			394				394
Deposits	1,350				1,350				1,350

Total non–current assets	25,351	402,903	(402,509)		25,745				25,745

Total assets	$87,850	$403,577	$(134,380)		$357,047		$(187,131)		$169,916

Liabilities, Temporary Equity and Stockholders’ Equity
Current liabilities
Accounts payable	$17,135	$3,352	$(8,146)	(n)	$12,341				$12,341
Borrowings	36,571		(36,546)	(g)	25				25
Contract liabilities	9,198				9,198				9,198
Employee benefits	2,037				2,037				2,037
Other provisions	5,349				5,349				5,349
Obligations under operating leases	2,941				2,941				2,941
Financial Instrument derivative	874		(874)	(g)	—				—
Other current liabilities	6,101	437	(5,345)	(h)	1,193				1,193

Total current liabilities	80,206	3,789	(50,911)		33,084				33,084

Non–current liabilities
Obligations under operating leases	17,660				17,660				17,660

			Assuming No Redemptions				Assuming Maximum Redemptions
	Tritium	DCRN	Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined	Notes	Additional Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined
	As of June 30, 2021	As of June 30, 2021 (As restated)
Contract liabilities	1,618				1,618				1,618
Employee benefits	125				125				125
Borrowings, less issuance costs	37,369		(37,369)	(g)	—				—
Related party borrowings	6,392		(6,392)	(g)	—				—
Financial instruments – derivative	5,947		(5,947)	(g)	—				—
Other provisions	2,541				2,541				2,541
Deferred underwriting fee payable		14,088	(14,088)	(b)	—				—
Warrant liabilities		30,712			30,712				30,712

Total non-current liabilities	71,652	44,800	(63,796)		52,656				52,656

Total liabilities	151,858	48,589	(114,707)		85,740				85,740

Commitment
DCRN Class A Common Stock subject to possible redemption		402,500	(402,500)	(f)	—				—

Stockholders’ Equity
Common shares, no par value, unlimited shares authorized at June 2021 and June 2020, 73,254,797 and 69,948,799 shares issued respectively, 67,892,971 shares outstanding as of June 30, 2021 and June 30, 2020	92,809		(92,809)	(k)	—				—
Treasury shares, 5,361,826 and 2,055,828 as of June 2021 and June 2020	—
Class C shares, no par value, unlimited shares authorized at June 2021 and June 2020, 5,468,249 shares outstanding as of June 30, 2021 and June 30, 2020	4,383		(4,383)	(k)	—				—
NewCo Ordinary Shares unlimited shares authorized, 171,812,500 and 153,099,450 shares issued and outstanding assuming no redemptions and maximum redemptions, respectively			484,190	(c), (d), (e), (f), (g), (i), (k)	484,190	(o)	(187,131)	(m)	297,059
Additional paid–in capital	5,601	—	(1,026)	(h), (j), (l)	4,575	(p)			4,575

Accumulated other comprehensive loss	(3,696)				(3,696)				(3,696)
DCRN Class A Common Stock		—	—		—
DCRN Class B Common Stock, $0.0001 par value, 20,000,000 shares authorized, 10,062,500 shares issued and outstanding		1	(1)	(k)	—				—
Accumulated losses	(163,105)	(47,513)	(3,144)	(c), (d), (e), (g), (h), (l)	(213,762)	(q)			(213,762)

Total Stockholders’ Equity	(64,008)	(47,512)	382,827		271,307		(187,131)		84,176

Total Liabilities and Stockholders’ Equity	$87,850	$403,577	$(134,380)		$357,047		$(187,131)		$169,916

Unaudited Pro Forma Condensed Combined Statement of Operations—For the year ended June 30, 2021

(In thousands, except per share amounts)

			Assuming No Redemptions			Assuming Maximum Redemptions
	Tritium Year ended June 30, 2021	DCRN from December 4, 2020 (inception) to June 30, 2021 (As restated)	Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined
Revenue:
Service and maintenance revenue – external parties	$2,594				$2,594			$2,594
Service and maintenance revenue – related parties	1				1			1
Hardware revenue – external parties	32,299				32,299			32,299
Hardware revenue – related parties	21,263				21,263			21,263

Total Revenue	56,157				56,157			56,157

Cost of goods sold (exclusive of depreciation, shown separately below):
Service and maintenance – cost of goods sold	(2,873)				(2,873)			(2,873)
Hardware – cost of goods sold	(55,188)				(55,188)			(55,188)
Total cost of goods sold	(58,061)				(58,061)			(58,061)

	(1,904)				(1,904)			(1,904)

Selling, general and administration expense	(30,748)	(5,095)	(28,274)	(c)	(64,117)			(64,117)
Product development	(10,521)				(10,521)			(10,521)
Depreciation expense	(2,312)				(2,312)			(2,312)
Total operating costs and expenses	(43,581)	(5,095)	(28,274)		(76,950)			(76,950)

Loss from operations	(45,485)	(5,095)	(28,274)		(78,854)			(78,854)

Other income (expense), net:
Interest income	12	9	(9)	(d)	12			12
Transaction and offering related fees	(4,794)		(3,055)	(e)	(7,849)			(7,849)
Offering costs allocated to warrant liabilities		(1,048)			(1,048)			(1,048)

Finance Costs	(8,795)		8,795	(a)	—
Government grants	1,757				1,757			1,757
Other income	171				171			171
Fair value movements – derivative	(5,947)		(7,807)	(b)	(13,754)			(13,754)
Fair value movements – warrants		(1,663)			(1,663)			(1,663)

Total other income (expense)	(17,596)	(2,702)	(2,076)		(22,374)	—		(22,374)

Net loss before income taxes	(63,081)	(7,797)	(30,350)		(101,228)	—		(101,228)

Income tax expense	(11)				(11)			(11)

Net Loss	$(63,092)	$(7,797)	$(30,350)		$(101,239)			$(101,239)

Loss per common share, basic and diluted	$(0.86)
Loss per Class C share, basic and diluted	$(0.86)
Weighted average number of common shares, basic and diluted	67,893

			Assuming No Redemptions			Assuming Maximum Redemptions
	Tritium Year ended June 30, 2021	DCRN from December 4, 2020 (inception) to June 30, 2021 (As restated)	Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes 3(1)	Pro Forma Combined
Weighted average number of Class C shares, basic and diluted	5,468
Loss per share of DCRN Class A Common Stock, basic and diluted		(0.19)
Loss per share of DCRN Class B Common Stock, basic and diluted		(0.19)
Weighted average number of shares of DCRN Class A Common Stock, basic and diluted		31,800
Weighted average number of shares of DCRN Class B Common Stock, basic and diluted		10,063
Loss per NewCo Ordinary Share, basic and diluted					(0.62)			(0.70)
Weighted average number of NewCo Ordinary Shares basic and diluted					164,089			145,376
Other comprehensive income (net of tax):
Change in foreign currency translation adjustment	(136)				(136)			(136)

Total other comprehensive income (net of tax)	(136)				(136)			(136)

Total comprehensive loss	$(63,228)	$(7,797)	$(30,350)		$(101,375)	—		$(101,375)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by U.S. GAAP, for the Business Combination as a reverse recapitalization, described above, to the Tritium and DCRN historical financial information (“Transaction Accounting Adjustments”). The maximum redemption scenario takes into consideration the effects of adjustments to the unaudited pro forma condensed combined financial information presented under the minimum redemption scenario plus additional adjustments necessary to present the unaudited pro forma condensed combined financial information under the maximum redemption scenario.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Business Combination.

The unaudited pro forma condensed combined financial information has been prepared assuming DCRN is the acquired company and Tritium is the accounting acquirer for financial reporting purposes.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 assumes that the Business Combination occurred on June 30, 2021. The unaudited pro forma condensed combined statement of operations of NewCo for the twelve months ended June 30, 2021 reflects, with respect to Tritium, the consolidated statement of comprehensive loss of Tritium for the twelve months ended June 30, 2021, and, with respect to DCRN, (i) the unaudited statements of operations for the six months ended June 30, 2021 (as restated) of DCRN and (ii) the audited statement of operations for the period from December 4, 2020 (inception) through December 31, 2020 of DCRN, and gives effect to the Business Combination and certain other transactions as if they had been consummated as of July 1, 2020.

The pro forma adjustments are based on certain currently available information and certain assumptions and estimates as described in the accompanying notes that NewCo believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Additionally, the unaudited pro forma condensed combined financial information is based on preliminary accounting conclusions, which are subject to change. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. NewCo believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the consummation of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations and financial position of the combined company had Tritium and DCRN been combined during the periods presented in the unaudited pro forma condensed combined financial information and is not intended to project the future results of operations that the combined company may achieve. The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with Tritium and DCRN and should be read in conjunction with the audited financial statements and unaudited financial statements and notes thereto of DCRN and the audited financial statements and notes thereto of Tritium included elsewhere in this proxy statement/prospectus. Tritium and DCRN have not had any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate any activities between Tritium and DCRN.

The unaudited pro forma provision for income taxes does not necessarily reflect the amounts that would have resulted had Tritium and DCRN filed consolidated income tax returns during the periods presented.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of that review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the combined company. Based on its initial analysis, management did not identify any significant differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.	Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial statements has been prepared to illustrate the effect of the Business Combination. It has been prepared for informational purposes only and is subject to a number of uncertainties and assumptions as described in these accompanying notes.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the Business Combination as if it was completed on June 30, 2021.

(1)	The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

a.

Reflects the recognition and reclassification of $402.5 million of cash and marketable securities held in the Trust Account as of June 30, 2021 to cash and cash equivalents that becomes available for general use by NewCo following the closing of the Business Combination.

b.	Reflects the payment of $14.1 million of deferred underwriting fees incurred in connection with the DCRN IPO due upon closing.

c.

Represents the preliminary estimated transaction costs of $16.3 million incurred prior to, or concurrent with, the completion of the Business Combination by DCRN, excluding $14.1 million of deferred underwriting fees related to the DCRN IPO as described in note 3(1)(b). For the purposes of a reverse recapitalization transaction, the direct and incremental transaction costs relating to the Business Combination are estimated to be approximately $11.6 million and will be treated as a reduction of the resulting cash proceeds and accordingly will be reported as a reduction to NewCo Ordinary Shares. NewCo is a company incorporated in Australia. Under Australian law share capital does not have any par value or share premium. Accordingly, pro forma adjustments relating to share capital have been recognized in NewCo Ordinary Shares rather than additional paid in capital. This reflects the legal status of capital balances in NewCo. The table below presents this in more detail:

	Notes		$’000
Transaction costs estimated by DCRN considered to be direct and incremental to the transaction and recorded as a reduction to the NewCo Ordinary Shares	3	(1)(c)	(11,600)
Transaction costs historically expensed within selling, general and administrative expenses in the accompanying unaudited pro forma condensed combined statement of operations for DCRN (also included in accounts payable in the accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2021 for DCRN)	3	(1)(n)	(3,352)
Estimated transaction costs not yet incurred by DCRN, recognized in accumulated losses	3	(1)(q)	(1,339)

Total transaction costs estimated and incurred by DCRN			(16,291)

d.

Represents preliminary estimated transaction costs of $23,345,041 incurred by Tritium prior to or concurrent with, the completion of the Business Combination. For the purpose of a reverse recapitalization transaction, the direct and incremental transaction costs in relation to the Business Combination are estimated to be approximately $16,835,000 and will be treated as a reduction of the resulting cash proceeds and accordingly reported as a reduction to NewCo Ordinary Shares. The table below presents this in more detail:

	Notes		$’000
Transaction costs estimated by Tritium considered to be direct and incremental to the transaction and recorded as a reduction to the NewCo Ordinary Shares	3	(1)(d)	(16,835)
Transaction costs historically expensed as transaction and offering related fees within the statement of operations of Tritium as of June 30, 2021	3	(1)(n)	(4,794)
Estimated transaction costs not yet incurred by Tritium, recognized in accumulated losses	3	(1)(q)	(1,716)

Total transaction costs estimated and incurred by Tritium			(23,345)

e.	Reflects the elimination of DCRN’s historical retained earnings against NewCo Ordinary Shares.

f.	Reflects the reclassification of DCRN Class A Common Stock subject to possible redemption.

g.

Represents the repayment of Tritium shareholder and external borrowings which will be triggered as a result of the Business Combination. Subsequent to June 2021, in July 2021, Tritium issued approximately $30 million aggregate principal amount paid in kind of interest-bearing borrowings (“Tranche 2”) on terms that are substantially the same as its existing interest-bearing borrowings (“Tranche 1”). No adjustment to the unaudited pro forma condensed combined financial information has been made for Tranche 2 principal amount of the borrowing drawn and repaid as these are not directly related to the Business Combination. Included in the pro forma adjustments is a prepayment penalty amount payable of $13,754,380 for both Tranche 1 and Tranche 2 upon a change in control. $5,947,000 of prepayment liability had previously been measured as a financial derivative liability and the same has been presented within “fair value movements – derivative” within the unaudited proforma condensed combined statement of operations. For the purposes of this prepayment, a payment date of December 31, 2021 has been assumed. The total cash payable is $61,011,445. Additionally, the amounts include $37,419,677 in borrowings under the Convertible Notes (including the derivative recorded for the premium payable) which will convert to equity in NewCo of $45,445,356. This is based on a discount to the fair value of 20% and 30%, depending on the tranche of the shareholder borrowings, based on the estimated fair value of the shares issued as of June 30, 2021.

h.

Represents the settlement of Tritium’s cash settled share-based compensation plan which will be triggered as a result of the Business Combination. The total amount of cash payable will be $21,641,341, which is based on the difference between the exercise price under the plan and the fair value of the NewCo Ordinary Shares received by Tritium shareholders. This includes the modification of certain awards under the share-based compensation plan as a result of the transaction in the amount of $0.5 million. Upon consummation of the Business Combination, the options issued under the cash settled share-based compensation plan vest and payment is triggered. As of June 30, 2021 an amount of $5,345,000 had been recorded as a liability. Upon consummation of the Business Combination, $15.8 million will be attributable to the recognition of additional compensation expense upon settlement of Tritium’s cash settled share-based compensation plan, which represents the total amount of cash payable of $21.6 million less the modification amount of $0.5 million recognized in APIC and the amount already expensed and recorded as a liability as of June 30, 2021 of $5.3 million.

i.	Represents the recognition and receipt of PIPE Funds of $15.0 million from the issuance of 1,500,000 NewCo Ordinary Shares in connection with the Business Combination.

j.

Represents Tritium’s payment of $7,139,000 pursuant to the Vontier Release entered into in connection with the Business Combination. This represents settlement of payment for Tritium to reacquire the option held by Vontier for a right to acquire Tritium. The expiry of this option was a condition precedent to the Business Combination. This has been considered to be direct and incremental to the transaction, being a transaction with a shareholder, and therefore presented as an adjustment to Additional Paid in Capital, as disclosed in note 1(p).

k.

Represents the pro forma adjustment for the issuance of 120,000,000 NewCo Ordinary Shares as a result of the acquisition of Tritium. The total adjustment of $97.2 million consists of the total stockholders’ equity as of June 30, 2021 for Tritium’s common shares, treasury shares and Class C shares plus DCRN Class A Common Stock and DCRN Class B Common Stock.

l.

Represents the pro forma adjustments as a result of the modifications made to Tritium’s loan funded share-based compensation scheme as a result of the transaction. This represents additional compensation expense recorded of $6,612,000 based on the differences between the original grant fair value and the estimated modified award as well as associated indirect tax payable of $5,865,000 arising as a result of the modification. The fair value on the modification date has been calculated on the basis of the assumptions existing at the date of modification of the loan funded share-based compensation scheme. The associated tax has been calculated on the basis of Australian indirect taxation rules. As the shares have fully vested historically, no options exist following the modification and will be treated as part of NewCo Ordinary Shares.

m.

Represents the impact to cash of the maximum redemptions scenario in which 18,713,050 shares of DCRN Class A Common Stock are redeemed for $187,130,500 allocated to common stock, using a par value of $0.0001 per share at a redemption price of $10.00 per share (based on the fair value of the marketable securities held as of June 30, 2021 of $402.5 million).

n.

Represents settlement of transaction costs of $3.4 million and $4.8 million, historically expensed as not being directly attributable to the Business Combination and incurred prior to the completion of the Business Combination by DCRN and Tritium, respectively, as disclosed above in notes 1(c) and 1(d), respectively.

o.	For the purposes of the unaudited pro forma condensed combined balance sheet as of June 30, 2021 the estimated NewCo Ordinary Shares after the transaction accounting adjustments is reconciled below:

	Notes		$’000
Estimated direct and incremental costs incurred by DCRN	3	(1)(c)	(11,600)
Estimated direct and incremental costs incurred by Tritium	3	(1)(d)	(16,835)
Elimination of DCRN historical retained earnings	3	(1)(e)	(47,513)
Reclassification of DCRN Class A Common Stock subject to possible redemption	3	(1)(f)	402,500
Issuance of Tritium Shares as a result of the conversion of the Convertible Notes triggered as a result of the Business Combination	3	(1)(g)	45,445
Receipt of PIPE Funds	3	(1)(i)	15,000
Issuance of 120,000,000 NewCo Ordinary Shares to Tritium shareholders	3	(1)(k)	97,193

Total under the no redemption scenario			484,190

Estimated redemption payment under the maximum redemption scenario	3	(1)(m)	(187,131)

Total under the maximum redemption scenario			297,059

p.

For the purposes of the unaudited pro forma condensed combined balance sheet as of June 30, 2021, the estimated Additional Paid-in capital of NewCo after the transaction accounting adjustments is reconciled below:

	Notes		$’000
Additional paid in capital - Tritium			5,601
Modification of Tritium’s Loan Funded Share Plan	3	(1)(h)	(499)
Settlement of Vontier option	3	(1)(j)	(7,139)
Modification of cash-based share compensation plan	3	(1)(l)	6,612

Total			4,575

q.

For the purposes of the unaudited pro forma condensed combined balance sheet as of June 30, 2021 the estimated Accumulated Losses in NewCo after the transaction accounting adjustments is reconciled below:

	Notes		$’000
Accumulated losses - Tritium			(163,105)
Accumulated losses - DCRN			(47,513)
Estimated transaction costs not yet incurred by DCRN, recognized in accumulated losses	3	(1)(c)	(1,339)
Elimination of DCRN historical retained earnings	3	(1)(e)	47,513
Estimated transaction costs not yet incurred by Tritium, recognized in accumulated losses	3	(1)(d)	(1,716)
Recognition of impacts as a result of repayment of debt	3	(1)(g)	(19,328)
Recognition of additional compensation expense upon settlement of Tritium cash settled share-based compensation plan	3	(1)(h)	(15,797)
Recognition of additional compensation expense and associated tax impacts due to modifications of Tritium’s Loan Funded Share Plan	3	(1)(l)	(12,477)

Total			(213,762)

(2)	For the purposes of the unaudited pro forma condensed combined balance sheet as of June 30, 2021 the estimated cash balance of NewCo after the transaction accounting adjustments is reconciled below:

	Notes	$’000
Cash held by Tritium		6,157
Cash held by DCRN		—
Transaction Accounting Adjustments
Receipt of Trust Account funds	3(1)(a)	402,509
Payment of deferred DCRN IPO costs	3(1)(b)	(14,088)
Payment of estimated DCRN transaction costs	3(1)(c)	(16,291)
Post-Transaction Accounting Adjustments
Payment of estimated Tritium and NewCo transaction costs	3(1)(d)	(23,345)
Settlement of loan funding held by Tritium	3(1)(g)	(61,011)
Settlement of cash-based share compensation plan	3(1)(h)	(21,641)
Settlement of Vontier shareholder option	3(1)(j)	(7,139)
Receipt of PIPE Funds	3(1)(i)	15,000
Settlement of tax payable on share compensation plan modification	3(1)(l)	(5,865)

Total cash balance under the no redemption scenario		274,286

Estimated redemption payment under the maximum redemption scenario		(187,131)

Total cash balance under the maximum redemption scenario		87,155

The maximum redemption scenario is determined based on the assumption that the Minimum Cash Condition of $200 million in the Trust Account is satisfied at Closing. Pursuant to the terms of the Business Combination Agreement, the Minimum Cash Condition is calculated by adding the PIPE Funds to the funds in the Trust Account at Closing, after giving effect to the redemption payments, and deducting deferred DCRN IPO costs and DCRN transaction costs. Total cash balance under both the no redemption and maximum redemption scenarios is further affected by the Post-Transaction Accounting Adjustments detailed in the table above. Under a maximum redemption scenario, Post-Transaction Accounting Adjustments result in a cash balance lower than the Minimum Cash Condition.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2021

The pro forma transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the twelve months ended June 30, 2021 reflect, with respect to Tritium, the consolidated statement of comprehensive loss of Tritium for the twelve months ended June 30, 2021, and, with respect to DCRN, (i) the unaudited statements of operations for the six months ended June 30, 2021 (as restated) of DCRN and (ii) the audited statement of operations for the period from December 4, 2020 (inception) through December 31, 2020 of DCRN, and gives effect to the Business Combination as if it was completed on July 1, 2020.

(1)

The pro forma transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended June 30, 2021 under both the no redemptions and maximum redemptions are as follows:

a.

Represents the reduction in interest expense for external borrowings that will be repaid as a result of the Business Combination. As no replacement borrowings will be entered into, total interest of $8,795,000 has been adjusted.

b.

Represents the recognition of the fair value of the prepayment derivative arising from certain external borrowings held by Tritium which will be repaid as a result of the Business Combination. The total expected prepayment fee which will arise as a result of the Business Combination is $13,754,380 based on an estimated payment date of December 31, 2021. The total amount adjusted was $7,807,380. An amount of $5,947,000 had been recorded at June 30, 2021, which represents the fair value of the prepayment derivative at that date. The difference between the amounts recorded at June 30, 2021 and the ultimate payment will be recognized as an expense in the Statement of Operations when the payment occurs. This expense is not a continuing expense and is a one-off expense that will be recognized when the external borrowings are repaid under the transaction.

c.

Represents additional expenditure to be incurred for the settlement of the cash settled employee share-based compensation, which will be required to be paid as a result of the Business Combination as this will trigger settlement. No further cash settled employee share based plans will be outstanding following the transaction. A total of $21,641,341 will be paid when the Business Combination is consummated. Additionally, as a result of the consummation of the Business Combination, a number of loan funded share-based compensation awards were amended, which resulted in additional expenses. These expenses are not a continuing expense and are one-off expense adjustments that will be recognized when the Business Combination is consummated. A reconciliation of the adjustment is outlined below:

	Notes	$’000
Share-based compensation expenses, not yet incurred by Tritium	3(1)(h)	15,797
Share-based compensation expenses recorded in June 30, 2021 historical statements	3(1)(h)	5,345
Amount adjusted against APIC on settlement of the cash settled plan	3(1)(h)	499

Sub-total—Total cash settled liability to be paid		21,641
Amendment of loan funded plan not yet incurred by Tritium	3(1)(l)	6,612
Amendment of loan funded plan (indirect tax expenses) not yet incurred by Tritium	3(1)(l)	5,865

Sub-total		12,477

Total		34,118

Less: Share based compensation expenses recorded in June 30, 2021 historical statements	3(1)(h)	(5,345)
Less: Amount adjusted against APIC on settlement of the cash settled plan	3(1)(h)	(499)

Total transaction accounting adjustments to Selling, general and administration expense		28,274

d.	Represents a reversal in interest revenue earned on funds held in the Trust Account for cash paid as part of the Business Combination by DCRN.

e.	Represents estimated additional transaction costs not yet incurred by DCRN and Tritium as a result of the Business Combination of $1.3 million and $1.7 million, respectively.

The unaudited pro forma condensed combined statement of operations have not been adjusted for changes in foreign exchange. The unaudited pro forma condensed combined statement of operations did not record a pro forma tax effect of these transaction accounting adjustments as the deferred tax asset is not realizable and a full valuation allowance has been recognized.

4.	Pro forma loss per Share Information

The pro forma loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. The weighted average numbers of shares presented assuming maximum redemption is calculated taking into account an adjustment to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming the no redemption and maximum redemption scenarios:

(Net loss presented in thousands of dollars)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro Forma Basic and Diluted Loss Per Share	Year ended June 30, 2021	Year ended June 30, 2021
Pro Forma loss from continuing operations attributable to shareholders	(101,239,419)	(101,239,419)
Weighted average ordinary shares outstanding, basic and diluted	164,088,560	145,375,510
Basic and diluted net loss per common share(1)	(0.62)	(0.70)

Pro Forma Weighted Average Shares—Basic and Diluted
Tritium stock held by current Tritium shareholders(2)	112,276,060	112,276,060
Total DCRN shares	50,312,500	31,599,450
PIPE Shares	1,500,000	1,500,000

Total	164,088,560	145,375,510

(1)

As NewCo incurs pro forma losses, potentially dilutive securities as of June 30, 2021, have been excluded from fully diluted loss per share as their impact is anti-dilutive and would reduce the loss per share. This includes 20,783,334 NewCo Ordinary Shares that may be issued upon the exercise of NewCo Warrants.

(2)

The Tritium stock held by current Tritium shareholders includes 7,723,940 treasury shares held by Tritium employees subject to the terms of the loan funded share compensation plan which has been excluded from the Basic earnings per share calculation as these are anti-dilutive. A total of 28,507,274 NewCo Ordinary Shares are considered potentially dilutive instruments.

BUSINESS OF NEWCO BEFORE THE BUSINESS COMBINATION

The information provided below pertains to NewCo prior to the Business Combination. As of the date of this proxy statement/prospectus, NewCo has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the preparation of this proxy statement/prospectus. Upon the terms and subject to the conditions of the Business Combination Agreement, DCRN, NewCo and Tritium will effect a transaction, as a result of which NewCo will become the ultimate parent of DCRN and Tritium. After the Business Combination, NewCo will continue the business of Tritium and DCRN will remain a wholly owned subsidiary of NewCo. For information about NewCo’s management, stock ownership and corporate governance following the Business Combination, please see the section entitled “Management of NewCo After the Business Combination” elsewhere in this proxy statement/prospectus.

Formation

NewCo is an unlisted Australian public company limited by shares established on May 7, 2021 to be the parent company of DCRN and Tritium upon the Closing.

Constitution

NewCo’s current constitution is in a form customary for a shell company created for the purposes of effecting a business combination. Upon consummation of the Business Combination, the Constitution of NewCo will be substantially in the form set forth in Annex B to this proxy statement/prospectus. Please see the section entitled “Description of NewCo Securities” elsewhere in this proxy statement/prospectus for additional information.

Financial Year

NewCo’s fiscal year ends on June 30 of each year.

Subsidiaries

NewCo’s sole subsidiary is Merger Sub.

Shareholders

Mark Johannes Thomas Schutters is currently the sole shareholder of NewCo. In connection with the Business Combination, Tritium shareholders and DCRN stockholders that do not exercise their redemption option will become shareholders of NewCo.

Board of Directors

Prior to closing, NewCo’s board of directors consists of Jeffrey Phillips, Brian Flannery and Trevor St Baker. Biographical information for Mr. St Baker is included under the caption “Management of NewCo After the Business Combination—Directors and Executive Officers—Directors.”

Jeffrey Phillips. Mr. Phillips has served on the board of directors of Tritium since 2012. Since 1995, he has served as Managing Director of Varley Group, a global engineering and manufacturing company. Mr. Phillips received a B.E. degree in electrical engineering from the University of Technology, Sydney.

Brian Flannery. Mr. Flannery has served on the board of directors of Tritium since June 2016. Mr. Flannery has also served as the Chief Executive Officer and member of the board of directors of White Energy Company Limited, a public energy company, since September 2010. He received a B.E. degree in mining from the University of Queensland.

Executive Officers, Officers and Employees

Prior to closing, NewCo’s executive officers consist of Jane Hunter, Chief Executive Officer, and Michael Hipwood, Chief Financial Officer. Biographical information for Ms. Hunter and Mr. Hipwood is included under the caption “Management of NewCo After the Business Combination—Directors and Executive Officers—Executive Officers.”

In addition, Mark Anning serves as Secretary of NewCo. Currently, NewCo has no other officers or employees.

BUSINESS OF DCRN AND CERTAIN INFORMATION ABOUT DCRN

Overview

DCRN is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting an Initial Business Combination. DCRN has neither engaged in any operations nor generated any revenue to date. Based on its business activities, it is a “shell company” as defined in the Exchange Act because it has no operations and nominal assets consisting solely of cash and/or cash equivalents.

In December 2020, DCRN Sponsor purchased an aggregate of 5,750,000 shares of DCRN Class B Common Stock for an aggregate price of $25,000, or approximately $0.004 per share. In January 2021, DCRN effected a stock dividend with respect to DCRN Class B Common Stock of 4,312,500 shares thereof, resulting in DCRN Sponsor holding an aggregate of 10,062,500 DCRN Founder Shares. DCRN Sponsor agreed to forfeit up to an aggregate of 1,312,000 DCRN Founder Shares to the extent that the over-allotment option for the DCRN IPO was not exercised in full by the underwriters of the DCRN IPO. The underwriters exercised their over-allotment option in full on February 4, 2021, and no DCRN Founder Shares were forfeited by DCRN Sponsor. In January 2021, DCRN Sponsor forfeited 400,000 DCRN Founder Shares and an aggregate of 400,000 DCRN Founder Shares were issued to DCRN’s independent director nominees at their original purchase price. In April 2021, Michael Warren, in connection with his resignation from the DCRN Board, forfeited 40,000 DCRN Founder Shares and 40,000 DCRN Founder Shares were issued to DCRN Sponsor at their original purchase price.

On February 8, 2021, DCRN consummated the DCRN IPO of 40,250,000 DCRN units. The DCRN units were sold at a price of $10.00 per unit, generating gross proceeds of $402.5 million. Each DCRN unit consists of one share of DCRN Class A Common Stock and one-third of one DCRN warrant. Each DCRN public warrant entitles the holder thereof to purchase one share of DCRN Class A Common Stock at a price of $11.50 per share, subject to adjustment, and only whole warrants are exercisable. The DCRN public warrants will become exercisable on the later of (a) 30 days after the completion of the Initial Business Combination or (b) the Deadline Date, and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation.

Simultaneously with the consummation of the DCRN IPO, DCRN completed the private sale of 7,366,667 DCRN private placement warrants at a purchase price of $1.50 per private placement warrant to DCRN Sponsor and DCRN’s independent directors, generating gross proceeds of approximately $11.1 million. Each DCRN private placement warrant entitles the holder to purchase one share of DCRN Class A Common Stock at $11.50 per share, subject to adjustment. The DCRN private placement warrants (including the DCRN Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Initial Business Combination.

In connection with the DCRN IPO, the underwriters were granted an option to purchase up to an additional 5,250,000 DCRN units (the “Over-allotment DCRN units”). On February 4, 2021, the underwriters exercised their over-allotment option and purchased 5,250,000 Over-allotment DCRN units at an offering price of $10.00 per unit, generating gross proceeds of $52.5 million.

DCRN received aggregate gross proceeds from the DCRN IPO (including the Over-allotment DCRN units) and the sale of the DCRN private placement warrants of approximately $413.6 million.

Approximately $402.5 million of the net proceeds from the DCRN IPO (including the Over-allotment DCRN units) and the DCRN private placement with DCRN Sponsor and DCRN’s independent directors has been deposited in the Trust Account. The net proceeds held in the Trust Account includes approximately $14.1 million of deferred underwriting discounts and commissions that will be released to the underwriters of the IPO upon completion of the Initial Business Combination. Of the gross proceeds from the DCRN IPO and the sale of the DCRN private placement warrants that were not deposited in the Trust Account, approximately $8.05 million was used to pay underwriting discounts and commissions in the DCRN IPO, $0.3 million was used to repay loans and advances from DCRN Sponsor and the balance was reserved to pay accrued offering and formation costs, business, legal and accounting due diligence expenses on prospective acquisitions and continuing general and administrative expenses.

The shares of DCRN Class B Common Stock that were issued prior to the closing of the DCRN IPO will automatically convert into shares of DCRN Class A Common Stock at the time of the Business Combination on a one-for-one basis. Concurrently with the execution and delivery of the Business Combination Agreement, DCRN, DCRN Sponsor, NewCo and Tritium entered into the Sponsor Support Agreement, pursuant to which, among other things, DCRN Sponsor agreed to (i) waive the anti-dilution rights set forth in the DCRN Charter with respect to DCRN Founder Shares held by it, (ii) vote all the DCRN Class A Common Stock and DCRN Founder Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, (iii) not transfer the DCRN Founder Shares (or NewCo Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of the NewCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s shareholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property and (iv) not transfer any DCRN warrants or NewCo Warrants (or NewCo Ordinary Shares issued or issuable upon the exercise of the NewCo Warrants) until 30 days after the Closing.

On March 26, 2021, DCRN announced that, commencing March 29, 2021, holders of the DCRN units may elect to separately trade the shares of DCRN Class A Common Stock and DCRN public warrants included in the DCRN units. The shares of DCRN Class A Common Stock and DCRN public warrants that are separated trade on NASDAQ under the symbols “DCRN” and “DCRNW,” respectively. Those DCRN units not separated will continue to trade on NASDAQ under the symbol “DCRNU” until Closing.

Initial Business Combination

The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination.

Redemption Rights for Holders of Public Shares

DCRN is providing DCRN public stockholders with the opportunity to elect to redeem their DCRN public shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest not previously released to DCRN to pay its franchise and income taxes, divided by the number of then outstanding DCRN public shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of September 30, 2021, the amount in the Trust Account, including interest not previously released to DCRN to pay its franchise and income taxes, is approximately $10.00 per public share. DCRN Sponsor and DCRN’s officers and directors have agreed to waive their redemption rights with respect to the DCRN Founder Shares and any DCRN public shares they may hold in connection with the consummation of the Business Combination. The DCRN Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price.

Submission of Initial Business Combination to a Stockholder Vote

The DCRN special meeting to which this proxy statement relates is being held to solicit your approval of, among other things, the Business Combination. Unlike many other blank check companies, DCRN public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then DCRN public stockholders electing to exercise their redemption rights will not be entitled to receive such payments. DCRN Sponsor and DCRN’s directors and officers have agreed to vote any shares of DCRN Class A Common Stock and DCRN Class B Common Stock owned by them in favor of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, the DCRN Charter provides that a DCRN public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemptions with respect to more than an aggregate of 20% of the shares of DCRN Class A Common Stock included in the DCRN units sold in the DCRN IPO.

Employees

DCRN currently has two officers. These individuals are not obligated to devote any specific number of hours to DCRN’s matters but they intend to devote as much of their time as they deem necessary to DCRN’s affairs until it has completed the Initial Business Combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for the Initial Business Combination and the stage of the business combination process DCRN is in.

Management

Executive Officers and Directors

Our current executive officers and directors are set forth below:

Name	Age	Position
Erik Anderson	63	Chief Executive Officer and Director
Peter Haskopoulos	46	Chief Financial Officer, Chief Accounting Officer and Secretary
Dr. Jennifer Aaker	54	Director
Jane Kearns	51	Director
Pierre Lapeyre, Jr.	59	Director
David Leuschen	70	Director
Robert Tichio	44	Director
Jim McDermott	53	Director
Jeffrey H. Tepper	55	Director

Erik Anderson has served as DCRN’s Chief Executive Officer since January 2021 and as a member of the DCRN Board since February 2021. Mr. Anderson founded WestRiver Group, a collaboration of leading investment firms providing integrated capital solutions to the global innovation economy, in 2002 and has served as chief executive officer of WestRiver Group since its inception. Mr. Anderson has served as chief executive officer since February 2021 and a member of the board of directors of Decarbonization Plus Acquisition Corporation III (“DCRC”) since March 2021. Mr. Anderson has served as chief executive officer since February 2021 and a director of Decarbonization Plus Acquisition Corporation IV (“DCRD”) since August 2021. Mr. Anderson has served as chief executive officer of Decarbonization Plus Acquisition Corporation V (“DCRE”) since March 2021. Mr. Anderson has served as a member of the board of directors and compensation committee of Hyzon Motors Inc. since July 2021. In 2018, Mr. Anderson became executive chairman of Singularity University, a company that offers executive educational programs, a business incubator and innovation consultancy service. Mr. Anderson is also a director of Callaway Golf Company (NYSE:ELY), an American global sports equipment manufacturing company. Mr. Anderson has received numerous honors, including the

Ernst & Young Entrepreneur of the Year Award. In 2018 and 2017, Mr. Anderson was honored by Goldman Sachs as one of their Top 100 Most Intriguing Entrepreneurs. In 2019 and 2018, Mr. Anderson was ranked by Golf Inc. as the No. 3 most powerful person in the golf industry after being ranked No. 8 in 2017. Mr. Anderson is Vice-Chairman of ONEHOPE, a cause-centric consumer brand and technology company, and is the founder of America’s Foundation for Chess, currently serving 160,000 children in the United States with its First Move curriculum. His investment experience includes being partner at Frazier Healthcare Partners, chief executive officer of Matthew G Norton Co. and vice president at Goldman, Sachs & Co. Mr. Anderson was recognized early in his career as one of the top “40 under 40” young achievers and emerging leaders by Seattle’s Puget Sound Business Journal. Mr. Anderson holds a master’s and bachelor’s degree in Industrial Engineering from Stanford University and a bachelor’s degree (Cum Laude) in Management Engineering from Claremont McKenna College.

Peter Haskopoulos has served as DCRN’s Chief Financial Officer, Chief Accounting Officer and Secretary since December 2020. Mr. Haskopoulos has served as the chief financial officer, chief accounting officer and secretary of DCRC since February 2021. Mr. Haskopoulous has served as the chief financial officer, chief accounting officer and secretary of DCRD since January 2021. Mr. Haskopoulous has served as the chief financial officer, chief accounting officer and secretary of DCRE since March 2021. Mr. Haskopoulos is a managing director of Riverstone and serves as Riverstone’s chief financial officer. Mr. Haskopoulos served as the chief financial officer, chief accounting officer and secretary of DCRB from August 2020 until the consummation of DCRB’s business combination in July 2021. Prior to joining Riverstone in 2007, Mr. Haskopoulos served in several financial roles within Thomson Reuters Corporation (NYSE: TRI), most recently as the director of finance. Previously, he was a manager with Ernst & Young, where he worked with both public and private companies. Mr. Haskopoulos started his career at Arthur Andersen. Mr. Haskopoulos earned his M.B.A. and undergraduate degree from Rutgers University and is a certified public accountant.

Dr. Jennifer Aaker has served as a member of the DCRN Board since February 8, 2021. Dr. Aaker has served as a member of the board of directors of DCRC since March 2021 and as a member of the board of directors of DCRD since August 2021. Dr. Aaker served as a member of the board of directors of DCRB from October 2020 until the consummation of DCRB’s business combination in July 2021. Dr. Aaker has been the General Atlantic Professor at Stanford Graduate School of Business since 2001 and serves as the Coulter Family Faculty Fellow at Stanford Graduate School of Business. A behavioral scientist and author, Dr. Aaker is widely published in leading scientific journals and her work has been featured in The Economist, The New York Times, The Wall Street Journal, The Washington Post, BusinessWeek, Forbes, NPR, CBS MoneyWatch, Inc., and Science. Dr. Aaker is the coauthor of several books including the award-winning book, The Dragonfly Effect, which has been translated into over ten languages, as well as Power of Story, which drew on behavioral science to provide a hands-on tool putting The Dragonfly Effect model to work. Her professional areas of focus include artificial intelligence, digitization and brand value. Dr. Aaker currently serves on the board of directors of Codexis Inc. and on the board of directors and audit committee of the Stephen and Ayesha Curry Eat. Learn. Play. Foundation. Ms. Aaker served on the boards of Corporate Visions, Inc. from 2011 to 2016, California Casualty Insurance from 2009 to 2015, and Accompany from 2014 to 2018. She is the recipient of the Distinguished Scientific Achievement Award, Stanford Distinguished Teaching Award, Citibank Best Teacher Award, George Robbins Best Teacher Award, Robert Jaedicke Silver Apple Award, and the MBA Professor of the Year Award. Dr. Aaker completed her PhD degrees at Stanford University, and holds a BA from UC Berkeley.

Jane Kearns has served as a member of the DCRN Board since February 8, 2021. Ms. Kearns has served as a member of the board of directors of DCRC since March 2021 and as a member of the board of directors of DCRD since August 2021. Ms. Kearns served as a member of the board of directors of DCRB from October 2020 until the consummation of DCRB’s business combination in July 2021. Ms. Kearns is Vice President, Growth Services (since May 2019), and Senior Advisor, Cleantech (since October 2012), at MaRS Discovery District. MaRS is a launchpad for startups, a platform for researchers and a home to innovators, supporting over 1,200 Canadian science and technology companies tackling society’s greatest challenges in four core categories:

cleantech, health, fintech and enterprise software. Ms. Kearns co-founded, grew and profitably sold a renewable energy company, and leverages over 20 years of experience in venture capital, cleantech and sustainability to help build businesses that matter. Ms. Kearns is a co-founder of the CanadaCleantech Alliance, sits on the board of Clear Blue Technologies International (TSXV: CBLU), is an advisory board member for StandUp Ventures and Amplify Ventures, and is a member of the Expert Panel on Clean Growth for the Canadian Institute for Climate Choices. She holds an MBA from Columbia University.

Pierre Lapeyre, Jr. has served as a member of the DCRN Board since February 8, 2021. Mr. Lapeyre has served as a member of the board of directors of DCRC since March 2021 and as a member of the board of directors of DCRD since August 2021. Mr. Lapeyre served as a member of the board of directors of DCRB from October 2020 until the consummation of DCRB’s business combination in July 2021. Mr. Lapeyre is the co-founder and senior managing director of Riverstone Holdings LLC. Mr. Lapeyre was a managing director of Goldman Sachs in its Global Energy & Power Group. Mr. Lapeyre joined Goldman Sachs in 1986 and spent his 14-year investment banking career focused on energy and power, and leading client coverage and execution of a wide variety of M&A, IPO, strategic advisory and capital markets financings for clients across all sectors of the industry. Mr. Lapeyre received his B.S. in Finance/Economics from the University of Kentucky and his M.B.A. from the University of North Carolina at Chapel Hill. Mr. Lapeyre serves on the boards of directors or equivalent bodies of a number of public and private Riverstone portfolio companies and their affiliates. In addition to his duties at Riverstone, Mr. Lapeyre serves on the Executive Committee of the Board of Visitors of the MD Anderson Cancer Center and is a Trustee and Treasurer of The Convent of the Sacred Heart.

David Leuschen has served as a member of the DCRN Board since February 8, 2021. Mr. Leuschen has served as a member of the board of directors of DCRC since March 2021 and as a member of the board of directors of DCRD since August 2021. Mr. Leuschen served as a member of the board of directors of DCRB from October 2020 until the consummation of DCRB’s business combination in July 2021. Mr. Leuschen is the co-founder and senior managing director of Riverstone Holdings LLC. Prior to Riverstone, Mr. Leuschen was a partner and managing director at Goldman Sachs and founder and head of the Goldman Sachs Global Energy and Power Group. Mr. Leuschen was responsible for building the Goldman Sachs energy and power investment banking practice into one of the leading franchises in the global energy and power industry. Mr. Leuschen additionally served as chairman of the Goldman Sachs Energy Investment Committee, where he was responsible for screening potential direct investments by Goldman Sachs in the energy and power industry. In addition to his board roles at various Riverstone portfolio companies and investment vehicles, Mr. Leuschen has served as a director of Cambridge Energy Research Associates, Cross Timbers Oil Company (predecessor to XTO Energy) and J. Aron Resources. He is also president and sole owner of Switchback Ranch LLC and on the Advisory Board of Big Sky Investment Holdings LLC. Mr. Leuschen serves on a number of nonprofit boards of directors, including as a Trustee of the United States Olympic Committee Foundation, a Director of Conservation International, a Director of the Peterson Institute for International Economics, a Founding Member of the Peterson Institute’s Economic Leadership Council, a Director of the Wyoming Stock Growers Association and a Director of the Montana Land Reliance. Mr. Leuschen received his A.B. from Dartmouth and his M.B.A. from Dartmouth’s Amos Tuck School of Business.

Robert Tichio has served as a member of the DCRN Board since December 4, 2020 and served as DCRN’s chief executive officer from December 2020 to January 2021. Mr. Tichio has served as a member of the board of directors of DCRC since January 2021, as a member of the board of directors of DCRD since February 2021, and as a member of the board of directors of DCRE since March 2021. Mr. Tichio served as a member of the board of directors of DCRB from August 2020 until the consummation of DCRB’s business combination in July 2021, and served as its chief executive officer until September 2020. Mr. Tichio is a partner and managing director of Riverstone Holdings LLC. Mr. Tichio joined the firm in 2006 and has been focused on the firm’s Private Equity business. Prior to joining Riverstone, Mr. Tichio was in the Principal Investment Area (PIA) of Goldman Sachs, which manages the firm’s private corporate equity investments. Mr. Tichio began his career at J.P. Morgan in the Mergers & Acquisition Group, where he concentrated on assignments that included public company combinations, asset sales, takeover defenses, and leveraged buyouts. Mr. Tichio received his A.B. from

Dartmouth College as a Phi Beta Kappa graduate, and later received his M.B.A. with Distinction from Harvard Business School. Mr. Tichio serves on a number of nonprofit and Riverstone portfolio company boards.

Jim McDermott has served as the lead independent director of the DCRN Board since February 8, 2021. Mr. McDermott has served as a member of the board of directors of DCRC since March 2021 and as a member of the board of directors of DCRD since August 2021. Mr. McDermott served as a member of the board of directors of DCRB from October 2020 until the consummation of DCRB’s business combination in July 2021. Mr. McDermott is the founder and chief executive officer of Rusheen Capital Management, a private equity firm that invests in growth-stage companies in the carbon capture and utilization, low-carbon energy and water sustainability sectors. As an investor and entrepreneur, Mr. McDermott has founded, run and invested in over 35 businesses over a 25 year career and has built an extensive professional network in the low-carbon energy, water and sustainability sectors. From 1996 to 2003, Mr. McDermott founded and ran Stamps.com (NASDAQ: STMP), Archive.com (sold to Cyclone Commerce) and Spoke.com. From 2003 to 2017, Mr. McDermott co-founded and served as Managing Partner of US Renewables Group, a private investment firm, where he raised and invested approximately $1 billion into clean energy businesses. Mr. McDermott was founder and board member of NanoH2O, is the founder and executive chairman of Fulcrum BioEnergy, investor and board observer of Moleaer, a board member of Carbon Engineering and the chief executive officer of 1PointFive. For five years, Mr. McDermott has been a board member of the Los Angeles Cleantech Incubator. Mr. McDermott holds an MBA from UCLA and a BA in Philosophy from Colorado College.

Jeffrey Tepper has served as a member of the DCRN Board since February 8, 2021. Mr. Tepper has served as a member of the board of directors of DCRC since March 2021 and as a member of the board of directors of DCRD since August 2021. Mr. Tepper served as a member of the board of directors of DCRB from October 2020 until the consummation of DCRB’s business combination in July 2021. Mr. Tepper is a founder of JHT Advisors LLC, a mergers and acquisitions (“M&A”) advisory and investment firm. From 1990 to 2013, Mr. Tepper served in a variety of senior management and operating roles at the investment bank Gleacher & Company, Inc. and its predecessors and affiliates (“Gleacher”). Mr. Tepper was head of investment banking and a member of Gleacher’s Management Committee. Mr. Tepper is also Gleacher’s former chief operating officer overseeing operations, compliance, technology and financial reporting. In 2001, Mr. Tepper co-founded Gleacher’s asset management activities and served as president. Gleacher managed over $1 billion of institutional capital in the mezzanine capital and hedge fund areas. Mr. Tepper served on the investment committees of Gleacher Mezzanine and Gleacher Fund Advisors. Between 1987 and 1990, Mr. Tepper was employed by Morgan Stanley & Co. as a financial analyst in the M&A and merchant banking departments. Mr. Tepper served as a director of Silver Run Acquisition Corporation from its inception in November 2015 until the completion of its acquisition of Centennial in October 2016 and has served as a director of Centennial Resource Development, Inc. (NASDAQ: CDEV) since October 2016. Mr. Tepper is a former director of Alta Mesa Resources, Inc. (NASDAQ: AMR) and its predecessor, Silver Run Acquisition Corporation II, between March 2017 and June 2020. Mr. Tepper received an MBA from Columbia Business School and a BS in Economics from The Wharton School of the University of Pennsylvania with concentrations in finance and accounting.

Number and Terms of Office of Officers and Directors

DCRN has eight directors. The DCRN Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to DCRN’s first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Dr. Jennifer Aaker, Erik Anderson and Jane Kearns, will expire at DCRN’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Jim McDermott and Jeffrey Tepper, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Pierre Lapeyre, Jr., David Leuschen and Robert Tichio, will expire at the third annual meeting of stockholders.

Holders of DCRN Founder Shares will have the right to elect all of DCRN’s directors prior to the consummation of the Initial Business Combination and holders of DCRN public shares will not have the right to vote on the election of directors during such time.

Approval of the Initial Business Combination will require the affirmative vote of a majority of the DCRN Board, which must include a majority of DCRN’s independent directors and a majority of the non-independent directors nominated by DCRN Sponsor.

DCRN’s officers are appointed by the DCRN Board and serve at the discretion of the DCRN Board, rather than for specific terms of office. The DCRN Board is authorized to appoint persons to the offices set forth in DCRN’s bylaws as it deems appropriate. DCRN’s bylaws provide that DCRN’s officers may consist of a Chairman of the Board, Chief Executive Officer, Presidents, Chief Financial Officer, Chief Accounting Officer, Vice Presidents, Secretary, Treasurer and such other officers as may be determined by the DCRN Board.

Board Leadership Structure and Role in Risk Oversight

Robert Tichio serves as the Chairman of the DCRN Board. The Chief Executive Officer, who is also a director, is responsible for leading DCRN management and operations. The DCRN Board believes that the current leadership structure is efficient for a company of DCRN’s size, and promotes good corporate governance. However, the DCRN Board will continue to evaluate its leadership structure and may change it if, in the opinion of the DCRN Board, a change is required by the needs of DCRN’s business and operations.

The DCRN Board is actively involved in overseeing DCRN’s risk assessment and monitoring processes. The DCRN Board focuses on DCRN’s general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the DCRN Board include consideration of the challenges and risks of DCRN’s businesses, and the DCRN Board and management actively engage in discussion on these topics. In addition, each of the DCRN Board’s committees considers risk within its area of responsibility.

Director Independence

NASDAQ listing standards require that a majority of the DCRN Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgement in carrying out the responsibilities of a director. The DCRN Board has determined that Dr. Jennifer Aaker, Jane Kearns, Jim McDermott and Jeffrey H. Tepper are “independent directors” as defined in the NASDAQ listing standards and applicable SEC rules. DCRN’s independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the DCRN Board

The DCRN Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

The DCRN Board has established an audit committee of the board of directors. Jim McDermott, Jeffrey Tepper and Robert Tichio serve as members of DCRN’s audit committee. Under the NASDAQ listing standards and applicable SEC rules, DCRN is required to have at least three members of the audit committee, all of whom must be independent, subject to the exception described below. Jim McDermott and Jeffrey Tepper are independent. Because DCRN’s securities were listed on NASDAQ in connection with the DCRN IPO, DCRN has one year from the effective date of the DCRN IPO registration statement to have an audit committee comprised solely of independent directors. If the Business Combination is not consummated prior to February 3, 2022, DCRN intends to identify one additional independent director to serve on its audit committee, at which time Robert Tichio will resign from the audit committee. DCRN expects such additional director to enter into a letter agreement substantially similar to the letter agreement signed by DCRN Sponsor, officers and directors included as an exhibit to DCRN’s registration statement.

Jeffrey Tepper serves as chair of the audit committee. All of the members of the audit committee are financially literate, and the DCRN Board has determined that Jeffrey Tepper qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The DCRN Board has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by DCRN;

•

pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by DCRN, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with DCRN in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to DCRN entering into such transaction; and

•

reviewing with management, the independent auditors, and DCRN’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding DCRN’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

Compensation Committee

The DCRN Board has established a compensation committee of the board of directors. Dr. Jennifer Aaker and Jeffrey Tepper serve as members of DCRN’s compensation committee. Under the NASDAQ listing standards and applicable SEC rules, DRCN is required to have at least two members of the compensation committee, all of whom must be independent. Dr. Jennifer Aaker and Jeffrey Tepper are independent. Dr. Jennifer Aaker serves as chair of the compensation committee.

The DCRN Board has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to DCRN’s chief executive officer’s compensation, evaluating DCRN’s chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of DCRN’s chief executive officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation of all of DCRN’s other officers;

•	reviewing on an annual basis DCRN’s executive compensation policies and plans;

•	implementing and administering DCRN’s incentive compensation equity-based remuneration plans;

•	assisting management in complying with DCRN’s proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for DCRN’s officers and employees;

•	if required, producing a report on executive compensation to be included in DCRN’s annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the $10,000 per month administrative fee payable to an affiliate of DCRN Sponsor and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of DCRN’s existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the closing of a business combination. Accordingly, prior to the closing of an Initial Business Combination, the compensation committee is only responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such Initial Business Combination.

The DCRN Charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Committee Membership, Meetings and Attendance

Neither the DCRN Board nor any of its committees held meetings during the fiscal year ended December 31, 2020.

DCRN encourages all of its directors to attend DCRN’s annual meetings of stockholders.

Director Nominations

DCRN does not have a standing nominating committee. In accordance with Rule 5605(e)(1) of the NASDAQ Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The DCRN Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, DCRN does not have a nominating committee charter in place.

The DCRN Board also considers director candidates recommended for nomination by DCRN stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). DCRN stockholders that wish to nominate a director for election to the DCRN Board should follow the procedures set forth in DCRN’s bylaws.

DCRN has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the DCRN Board considers educational background, diversity of professional experience, knowledge of DCRN’s business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of DCRN stockholders. Prior to the Initial Business Combination, holders of DCRN’s public shares will not have the right to recommend director candidates for nomination to the DCRN Board.

Stockholder Communications

The DCRN Board welcomes communications from DCRN stockholders. DCRN stockholders may send communications to the DCRN Board, any committee of the DCRN Board or any other director in particular to:

Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road, Suite 100

Menlo Park, CA 94025

DCRN stockholders should mark the envelope containing each communication as “Stockholder Communication with Directors” and clearly identify the intended recipient(s) of the communication. DCRN’s Chief Executive Officer will review each communication received from DCRN stockholders and will forward the communication, as expeditiously as reasonably practicable, to the addressees if: (a) the communication complies with the requirements of any applicable policy adopted by the DCRN Board relating to the subject matter of the communication; and (b) the communication falls within the scope of matters generally considered by the DCRN Board. To the extent the subject matter of a communication relates to matters that have been delegated by the DCRN Board to a committee or to an executive officer of DCRN, then DCRN’s Chief Executive Officer may forward the communication to the executive officer or chairman of the committee to which the matter has been delegated. The acceptance and forwarding of communications to the members of the DCRN Board or an executive officer does not imply or create any fiduciary duty of any DCRN Board member or executive officer to the person submitting the communications.

Code of Ethics and Committee Charters

DCRN has adopted a Code of Ethics applicable to its directors, officers and employees. DCRN’s Code of Ethics and DCRN’s audit and compensation committee charters are available on DCRN’s website, www.dcrbplus.com, under the “DCRN” tab. In addition, a copy of the Code of Ethics will be provided by DCRN without charge upon request in writing at 2744 Sand Hill Road, Suite 100, Menlo Park, CA 94025 or by telephone at (212) 993-0076. DCRN intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Riverstone manages several investment vehicles. A family of private equity funds in the energy and power industry that are managed by Riverstone (“Riverstone Funds”) or its affiliates may compete with DCRN for acquisition opportunities. If these funds decide to pursue any such opportunity, DCRN may be precluded from procuring such opportunities. In addition, investment ideas generated within Riverstone may be suitable for both DCRN and for a current or future Riverstone Fund and may be directed to such investment vehicle rather than to DCRN. Neither Riverstone nor members of DCRN management team who are also employed by Riverstone have any obligation to present DCRN with any opportunity for a potential business combination of which they become aware. Riverstone and/or DCRN management, in their capacities as officers or managing directors of Riverstone or in their other endeavors, may be required to present potential business combinations to the related entities, current or future investment vehicles, or third parties, before they present such opportunities to DCRN.

Notwithstanding the foregoing, DCRN may, at its option, pursue an acquisition opportunity jointly with DCRN Sponsor, or one or more of its affiliates (an “Affiliated Joint Acquisition”). Such entity may co-invest with DCRN in the target business at the time of the Initial Business Combination, or DCRN could raise additional proceeds to complete the acquisition by making a specified future issuance to any such fund or vehicle.

Each of DCRN’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of DCRN’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such other entity. DCRN does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors will materially affect DCRN’s ability to complete the Business Combination. In addition, DCRN may pursue an Affiliated Joint Acquisition opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with DCRN in the target business at the time of the Initial Business Combination, or DCRN could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities. The DCRN Charter provides that DCRN renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of DCRN and such opportunity is one DCRN is legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. DCRN is not aware of any such corporate opportunities not being offered to DCRN and does not believe that waiver of the corporate opportunities doctrine has materially affected DCRN’s search for an acquisition target or will materially affect DCRN’s ability to complete its business combination.

In addition, Riverstone or its affiliates, including DCRN’s officers and directors who are affiliated with Riverstone, may sponsor or form other blank check companies similar to DCRN during the period in which DCRN is seeking an Initial Business Combination, and members of DCRN management team may participate in such blank check companies. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among the management teams. However, DCRN does not believe that any such potential conflicts would materially affect its ability to complete the Initial Business Combination.

Investors and potential investors should also be aware of the following other potential conflicts of interest:

•

None of DCRN’s officers or directors is required to commit his or her full time to DCRN’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•

In the course of their other business activities, DCRN’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to DCRN as well as the other entities with which they are affiliated. DCRN management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•

DCRN’s initial stockholders have agreed to waive their redemption rights with respect to any DCRN Founder Shares and any DCRN public shares held by them in connection with the consummation of the Initial Business Combination. Additionally, DCRN’s initial stockholders have agreed to waive their redemption rights with respect to any DCRN Founder Shares held by them if DCRN fails to consummate the Initial Business Combination by in the Deadline Date. If DCRN does not complete the Initial Business Combination by the Deadline Date, the proceeds of the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of DCRN’s public shares, and the private placement warrants will expire worthless. With certain limited exceptions, the DCRN Founder Shares are not transferrable, assignable or salable until the earlier of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (i) if the last sale price of the DCRN Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (ii) the date on which DCRN completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of DCRN stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the DCRN private placement warrants and the DCRN Class A Common Stock underlying such warrants will not be transferable, assignable or salable until 30 days after the completion of the Initial Business Combination. Since DCRN’s Sponsor and officers and directors directly or indirectly own common stock and warrants, DCRN’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the Initial Business Combination.

•

DCRN’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to the Initial Business Combination.

•

DCRN Sponsor and DCRN’s officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as DCRN may obtain loans from DCRN Sponsor or an affiliate of DCRN Sponsor or any of DCRN’s officers or directors to finance transaction costs in connection with an intended Initial Business Combination. Up to $1.5 million of such loans may be convertible into warrants of the post-combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the DCRN private placement warrants, including as to exercise price, exercisability and exercise period.

•

The fact that DCRN Sponsor and DCRN’s independent directors hold an aggregate of 7,366,667 DCRN private placement warrants acquired at a purchase price of $11.05 million which, if unrestricted and freely tradable, would be valued at approximately $14.1 million based on the closing price of DCRN public warrants of $1.91 per warrant on December 6, 2021, the record date for the DCRN special meeting (but which are subject to a lock-up and not freely tradable for a period of 30 days following the Closing), all of which would expire worthless if a business combination is not consummated;

•

The fact that DCRN Sponsor and certain of DCRN’s independent directors have agreed not to redeem any of the shares of DCRN Class A Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•

The fact that DCRN Sponsor paid an aggregate of $25,004 for 10,062,500 DCRN Founder Shares, including 400,000 DCRN Founder Shares which were subsequently forfeited by DCRN Sponsor at no cost and, upon forfeiture of such shares, DCRN’s independent directors were issued 400,000 DCRN Founder Shares, 40,000 of which were subsequently forfeited upon the resignation of one of DCRN’s independent directors and, upon forfeiture of such shares, DCRN Sponsor was issued 40,000 DCRN Founder Shares at par value of $0.0001 per share, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $100.5 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

The fact that DCRN Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•

The fact that given the differential in the purchase price that DCRN Sponsor paid for the DCRN Founder Shares as compared to the price of the DCRN units sold in the DCRN IPO and the 9,702,500 NewCo Ordinary Shares that DCRN Sponsor will receive upon conversion of the DCRN Founder Shares in connection with the Business Combination, DCRN Sponsor and its affiliates may earn a positive rate of return on their investment even if the NewCo Ordinary Shares trade below the price initially paid for the DCRN units in the DCRN IPO and the DCRN public stockholders experience a negative rate of return following the completion of the Business Combination;

•

If the Trust Account is liquidated, including in the event DCRN is unable to complete an Initial Business Combination within the required time period, DCRN Sponsor has agreed to indemnify DCRN to ensure that the proceeds in the Trust Account are not reduced below $10.00 per DCRN public share, or such lesser amount per DCRN public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than DCRN’s independent public accountants) for services rendered or products sold to DCRN or (b) a prospective target business with which DCRN has entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

The fact that DCRN’s independent directors own an aggregate of 360,000 DCRN Founder Shares that, upon forfeiture by DCRN Sponsor, were issued to DCRN’s independent directors, which if unrestricted and freely tradeable would be valued at approximately $3.6 million, based on the closing price of DCRN Class A Common Stock of $9.99 per share on December 6, 2021, the record date for the DCRN special meeting;

•

The fact that DCRN Sponsor, and DCRN’s officers and directors, or any of their respective affiliates, will be reimbursed for out-of-pocket expenses incurred in connection with activities on DCRN’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $1.4 million as of December 6, 2021, the record date for the DCRN special meeting;

•	The anticipated appointment of Robert Tichio, a director of DCRN, to the NewCo Board following the Closing;

•

The fact that DCRN Sponsor and DCRN’s officers and directors will lose their entire investment in DCRN of approximately $11.1 million and will not be reimbursed for any out-of-pocket expenses (of which approximately $1.4 million was owed as of December 15, 2021) if an Initial Business Combination is not completed by February 8, 2023 (the “Deadline Date”); and

•

The terms and provisions of certain additional agreements to be entered into pursuant to the Business Combination Agreement (collectively, the “Related Agreements”) as set forth in detail under the section entitled “The Business Combination Agreement and Related Agreements.”

In addition, on December 10, 2021, DCRN issued an unsecured promissory note in the principal amount of up to $1,500,000 to DCRN Sponsor. The note does not bear interest and is repayable in full upon consummation of an Initial Business Combination. If DCRN does not complete an Initial Business Combination, the note will not be repaid and all amounts owed under it will be forgiven. Immediately prior to the consummation of an Initial Business Combination, DCRN Sponsor will have the option, but not the obligation, to convert all or a portion of the unpaid principal balance of the note into that number of DCRN warrants equal to the principal amount of the note so converted divided by $1.50. The terms of such DCRN warrants would be identical to the terms of the DCRN private placement warrants. The note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable. As of December 15, 2021, there was no principal amount outstanding under the promissory note.

The conflicts described above may not be resolved in DCRN’s favor.

The DCRN Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the DCRN Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The DCRN Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the

DCRN Board may have given different weight to different factors. This explanation of the reasons for the DCRN Board’s approval of the Business Combination, and all other information presented in this section, is forward- looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, DCRN’s officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, the DCRN Charter provides that the doctrine of corporate opportunity will not apply with respect to any of DCRN’s officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. DCRN does not believe, however, that the fiduciary duties or contractual obligations of DCRN’s officers or directors or waiver of corporate opportunity materially affected DCRN’s search for a business combination. DCRN is not aware of any such corporate opportunity not being offered to DCRN and does not believe the renouncement of DCRN’s interest in any such corporate opportunities impacted DCRN’s search for an acquisition target. In addition, DCRN may pursue a business combination opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with DCRN in the target business at the time of DCRN’s Initial Business Combination or DCRN could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities.

DCRN is not prohibited from pursuing an Initial Business Combination with a company that is affiliated with DCRN Sponsor, and DCRN’s officers or directors. In the event DCRN seeks to complete the Initial Business Combination with such a company, DCRN, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of the Financial Industry Regulatory Authority, or from an independent accounting firm, that such Initial Business Combination is fair to DCRN from a financial point of view.

In the event that DCRN submits the Initial Business Combination to its public stockholders for a vote, the DCRN initial stockholders have agreed to vote any DCRN Founder Shares held by them and any DCRN public shares held by them in favor of the Initial Business Combination, and DCRN’s officers and directors have also agreed to vote any DCRN public shares held by them in favor of the Initial Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

The DCRN Charter provides that DCRN’s officers and directors will be indemnified by DCRN to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the DCRN Charter provides that DCRN’s directors will not be personally liable for monetary damages to DCRN or DCRN stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to DCRN or DCRN stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

DCRN has entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in the DCRN Charter. DCRN’s bylaws also permit it to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. DCRN purchased a policy of directors’ and officers’ liability insurance that insures DCRN’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures DCRN against its obligations to indemnify its officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against DCRN’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against DCRN’s officers and directors, even though such an action, if successful, might otherwise benefit DCRN and DCRN stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent DCRN pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

DCRN believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

DCRN MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of DCRN’s financial condition and results of operations should be read in conjunction with the audited and unaudited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. DCRN’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

DCRN is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. DCRN Sponsor is an affiliate of Riverstone.

The registration statement for the DCRN IPO was declared effective on February 3, 2021. On February 8, 2021, DCRN consummated the DCRN IPO of 40,250,000 DCRN units, which included the exercise in full of the underwriters’ option to purchase the 5,250,000 Over-allotment DCRN units, at $10.00 per Unit, generating gross proceeds of $402.5 million, and incurring transaction costs of approximately $22.8 million, consisting of $8.05 million of underwriting fees, approximately $14.1 million of deferred underwriting fees and approximately $0.65 million of other offering costs.

Simultaneously with the closing of the DCRN IPO, DCRN consummated the sale (the “Private Placement”) of 7,366,667 DCRN private placement warrants at a price of $1.50 per DCRN private placement warrant in a private placement to DCRN Sponsor and DCRN’s independent directors, generating gross proceeds of $11.05 million.

Approximately $402.5 million ($10.00 per DCRN unit) of the net proceeds of the DCRN IPO (including the Over-allotment DCRN units) and certain of the proceeds of the Private Placement was placed in the Trust Account located in the United States with the Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by DCRN, until the earlier of: (i) the completion of the Initial Business Combination and (ii) the distribution of the Trust Account as otherwise permitted under the DCRN Charter.

If DCRN is unable to complete an Initial Business Combination by the Deadline Date, DCRN will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the DCRN public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to DCRN to pay its franchise and income taxes (less up to $0.1 million of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding DCRN public shares, which redemption will completely extinguish DCRN public stockholders’ rights as DCRN stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining DCRN stockholders and the DCRN Board, dissolve and liquidate, subject in each case to DCRN’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Restatement of Previously Issued Financial Statements

In connection with the preparation of its financial statements as of and for the three and nine months ended September 30, 2021, DCRN management re-evaluated DCRN’s application of ASC 480-10-S99-3A to its accounting classification of DCRN Class A Common Stock sold in the DCRN IPO. Historically, a portion of DCRN public shares was classified as permanent equity to maintain net tangible assets greater than $5,000,000 on the basis that DCRN will consummate an Initial Business Combination only if it has net tangible assets of at least $5,000,001. Pursuant to such re-evaluation, DCRN management determined that the DCRN public shares include certain provisions that require classification of the DCRN public shares as temporary equity regardless of the minimum net tangible assets required to complete an Initial Business Combination. As a result, DCRN restated the previously issued financial statements as of February 8, 2021, March 31, 2021 and June 30, 2021 and for the periods from January 1, 2021 through March 31, 2021, and the three and six months ended June 30, 2021 to report all DCRN public shares as temporary equity. DCRN does not expect these changes will have any impact on its cash position and cash held in the Trust Account.

In connection with the restatement for temporary equity, DCRN management reassessed the effectiveness of its disclosure controls and procedures for the period affected by the restatement. As a result of that reassessment, DCRN management concluded that in light of the classification error described above, a material weakness exists in DCRN’s internal control over financial reporting and that DCRN’s disclosure controls and procedures were not effective due to a failure to correctly apply the nuances of the complex accounting standards that apply to DCRN’s financial statements, including with respect to certain complex features of the DCRN Class A Common Stock, which resulted in the material weakness in DCRN’s internal control over financial reporting. See “Note 2—Restatement of Previously Issued Financial Statements” to DCRN’s unaudited consolidated financial statements as of and for the three and nine months ended September 30, 2021 included elsewhere in this proxy statement/prospectus for additional information on the restatement and the related financial statement effects. See “Risk Factors—DCRN has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect DCRN’s ability to report its results of operations and financial condition accurately and in a timely manner”.

In addition, as described in “Risk Factors—DCRN has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect DCRN’s ability to report its results of operations and financial condition accurately and in a timely manner”, DCRN previously identified a material weakness in its internal control over financial reporting relating to the accounting treatment of the DCRN warrants. The accounting treatment of the DCRN warrants in DCRN’s previously issued balance sheet as of February 8, 2021 was revised in DCRN’s financial statements as of and for the three months ended March 31, 2021. This material weakness was remediated during the fiscal quarter ended September 30, 2021.

Results of Operations

DCRN’s only activities from inception through September 30, 2021, related to its formation and the DCRN IPO, as well as the due diligence costs incurred to identify a target company for a potential business combination. DCRN expects to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as costs in the pursuit of its acquisition plans.

For the three months ended September 30, 2021, DCRN had a net income of approximately $4.3 million, which consisted of approximately $5.1 million in gains due to the change in the fair value of warrant liabilities and interest earned on marketable securities held in the Trust Account of $6,078, offset by approximately $800,000 in general and administrative expenses, including due diligence costs incurred in the pursuit of its acquisition plans.

For the nine months ended September 30, 2021, DCRN had a net loss of approximately $3.5 million, which consisted of approximately $5.8 million in general and administrative expenses, including due diligence costs incurred in the pursuit of its acquisition plans and $1.0 million of offering costs allocated to warrant liabilities, offset by approximately $3.5 million in gains due to the change in the fair value of warrant liabilities and interest earned on marketable securities held in the Trust Account of $15,460.

For the year ended December 31, 2020, DCRN had a net loss of $973, which consisted of $973 in formation expenses.

Liquidity and Capital Resources

DCRN’s liquidity needs up to the DCRN IPO were satisfied through receipt of a $25,000 capital contribution from DCRN Sponsor in exchange for the issuance of DCRN Founder Shares to DCRN Sponsor and a loan from DCRN Sponsor for an aggregate amount of $0.3 million to cover organizational expenses and expenses related to the DCRN IPO pursuant to a promissory note (the “Note”). On December 22, 2020, DCRN drew down $0.3 million on the Note. DCRN repaid the Note in full to DCRN Sponsor on February 4, 2021. Subsequent to the consummation of the DCRN IPO, DCRN’s liquidity needs have been satisfied through the net proceeds of approximately $1.1 million from the Private Placement held outside of the Trust Account.

DCRN does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of the unaudited condensed consolidated financial statements filed with DCRN’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021. In connection with DCRN’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” DCRN management has determined that DCRN has access to funds from DCRN Sponsor, which is described elsewhere in this proxy statement/prospectus, and DCRN Sponsor has the financial ability to provide such funds, that are sufficient to fund the working capital needs of DCRN until the earlier of the consummation of the Business Combination and one year from the date of issuance the unaudited condensed consolidated financial statements filed with DCRN’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

As of September 30, 2021, there were no amounts outstanding under any working capital loans.

Contractual Obligations

Registration Rights

The holders of the DCRN Founder Shares, DCRN private placement warrants and DCRN warrants that may be issued upon conversion of working capital loans, if any, and any shares of DCRN Class A Common Stock issuable upon the exercise of the DCRN private placement warrants and DCRN warrants that may be issued upon conversion of working capital loans and upon conversion of the DCRN Founder Shares will be entitled to registration rights pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. DCRN will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per DCRN unit, or $8.05 million in the aggregate, paid upon closing of the DCRN IPO.

In addition, $0.35 per DCRN unit, or approximately $14.1 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that DCRN completes a business combination, subject to the terms of the underwriting agreement.

Administrative Support Agreement

Commencing on the date that DCRN’s securities were first listed on the NASDAQ and continuing until the earlier of the consummation of an Initial Business Combination or liquidation, DCRN has agreed to pay an affiliate of DCRN Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. DCRN recorded an aggregate of $78,571 for the nine months ended September 30, 2021, in general and administrative expenses in connection with the related agreement in the accompanying statement of operations.

As of September 30, 2021, DCRN recorded an aggregate of approximately $78,571 in related party expenses, which remain outstanding.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and expenses during the periods reported. Actual results could materially differ from those estimates. DCRN has identified the following critical accounting policies:

Warrant Liabilities

DCRN accounts for the DCRN warrants issued in connection with the DCRN IPO in accordance with ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815”), under which the DCRN warrants do not meet the criteria for equity classification and must be recorded as liabilities. As the DCRN warrants meet the definition of a derivative as contemplated in ASC 815, the DCRN warrants are measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Statements of Operations in the period of change.

Common Stock Subject to Possible Redemption

DCRN accounts for DCRN Class A Common Stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of DCRN Class A Common Stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within DCRN’s control) are classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. DCRN Common Stock features certain redemption rights that are considered to be outside of DCRN’s control and subject to occurrence of uncertain future events.

Impact of COVID-19

DCRN Sponsor continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on DCRN’s financial position, results of operations and/or search for a target company, the specific impact is not readily determinable as of September 30, 2021.

Recent Accounting Pronouncements

DCRN does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on its financial statements.

Off-Balance Sheet Arrangements

As of the date of the unaudited condensed consolidated financial statements filed with DCRN’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, DCRN did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. DCRN qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. DCRN elected to delay the adoption of new or revised accounting standards, and as a result, may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, DCRN’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company,” DCRN is not required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the DCRN IPO Offering or until DCRN otherwise no longer qualifies as an “emerging growth company.”

Smaller Reporting Company

DCRN is also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and may take advantage of certain of the scaled disclosures available to smaller reporting companies. DCRN may be a smaller reporting company even after DCRN is no longer an emerging growth company.

BUSINESS OF TRITIUM AND CERTAIN INFORMATION ABOUT TRITIUM

Tritium designs, sells, manufactures and services proprietary hardware and associated software to create advanced and reliable DC fast chargers for EVs. Tritium’s technology is engineered to be easy to install, own and use. Its compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. Founded in Brisbane and having already deployed more than 5,250 charging stations, Tritium has provided more than 3.6 million high-power charging sessions across 41 countries, delivering an aggregate of over 55 gigawatts of energy.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, a bipartisan infrastructure bill supports a $7.5 billion investment toward new EV chargers in the United States over the next decade and the Biden Administration has established a target for 50% of all new car sales to be electric by 2030. In the coming years, Tritium believes EVs will cost less than internal combustion engine (“ICE”) vehicles. BNEF has forecasted that this price parity in Europe can be achieved by 2027, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that EVs are expected to increase from 4% of global passenger vehicle sales in 2020 to 68% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and increasing to $192 billion by 2040. Tritium believes it is at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

Tritium DC Fast Charging

DC fast chargers have certain advantages over alternating current (“AC”) chargers. Compared to DC charging, AC charging is generally slower. Because DC fast chargers are generally faster than AC chargers, they tend to reduce charging time and may contribute to reduced range anxiety for EV drivers. For example, a typical AC charger may take approximately 91 minutes and 47 minutes at 3.7 kW and 7.7 kW, respectively, to add 20 miles of range to a battery-powered EV (“BEV”). Most BEVs are limited to receiving between seven and 11 kW via onboard AC charging due to space, weight and heat restrictions, resulting in an average time of 47 minutes to add 20 miles of range. Conversely, off-board DC fast charging can deliver more power in less time than AC charging, adding 20 miles of range in approximately seven minutes at 50 kW, or in approximately one minute at 350 kW. Nearly all BEV passenger vehicles are capable of charging at 50 kW DC, with newer models capable of charging at approximately 200 kW DC or more. Due to their efficiency, Tritium believes DC fast chargers will play a critical role in meeting EV energy demand in the future, and driver preferences for fast, convenient charging.

Industry studies estimate that more than 4 million DC fast chargers will be needed by 2040. Tritium believes it is well positioned to help meet this demand because its charging systems are designed to supply charging operators across a full range of customer types, including public network operators, fleets, retail operators, EV manufacturers, fuel retailers, utilities and heavy duty and industrial vehicles.

Differentiated Technology

Tritium focuses exclusively on DC fast charging solutions for EVs. This has led to Tritium developing technology solutions differentiated from those of many of its competitors. Tritium’s fully liquid-cooled charging technology enables the charging station to achieve an ingress protection (“IP”) 65 rating and be sealed from dirt, dust, salt and other corrosive contaminants, and to operate in a wide range of ambient temperatures and environmental conditions. In contrast, many of Tritium’s competitors offer air-cooled chargers, which require both a physically larger charging station to accommodate internal space for air circulation, and the use of air filters for dust, moisture and corrosion prevention. These air filters may need to be replaced as frequently as twice a year, with each replacement requiring a site visit to the charging station.

Tritium’s technology has been designed with a small and narrow physical footprint to maximize real estate utilization, and with the goal of enabling superior reliability and longevity in the field. The differentiated and patented design can reduce the total cost of ownership up to 37% over ten years of operation compared to air-cooled charging systems. The smaller footprint design allows Tritium’s chargers to be installed almost anywhere with sufficient grid feed and reduces or eliminates the number of car parking spaces lost to charging stations for site hosts.

Tritium’s most recently launched products further differentiate Tritium from many of its competitors. Tritium’s retail modular (“RTM”) model charging system, which launched in the fourth quarter of 2020, is built on a modular and scalable technology platform that is designed to allow power conversion modules in the charging stations to be quickly replaced or upgraded. This modularity is designed to allow charging operators to increase or reduce the power capacity of each charging unit depending on the operator’s utilization needs. Tritium’s park modular (“PKM”) model charging system, which Tritium launched in December 2021, is built upon the same modular, scalable charging platform as the RTM system, and will also allow the site operator to easily scale the number of charging outlets at a site in a cost-effective manner by relocating rectification from the charging units to a centralized rectification unit. From an internal operations perspective, Tritium believes that the modular and scalable components will improve logistics and customer support across the Tritium organization and will reduce costs by minimizing the number of components required to build and service chargers, simplifying the servicing of chargers in the field and optimizing failure modes. Tritium believes that the modular scalable technology platform will also facilitate faster new product development based on common core building blocks across the product suite and will streamline the compliance and certification processes.

Tritium also develops embedded firmware that operates the charging hardware and interaction with the vehicle, and platform software, which provides user interfaces to manage operators’ charging assets. Seven years of operating history and over 3.6 million charging sessions provide insight into driver behavior, charging patterns, grid interaction and the overall performance of Tritium’s systems. This information is not only used for internal decision making, but Tritium believes access to this data provides a competitive advantage over newcomers to the EV charging industry.

Tritium’s embedded firmware and charging technology software has been developed in-house, using both proprietary and industry-wide standards and protocols. Tritium’s firmware allows the charger to communicate securely and seamlessly with the vehicle and to ensure safety protocols are met. In 2020, Tritium became the first charging station manufacturer in the world to implement the Plug and Charge (ISO 15118) software standard, enabling charging operators to take payment via the charging cable and eliminating the need for credit cards, RFID cards or smartphone apps.

Vehicle manufacturers need to ensure their EVs operate correctly with public charging infrastructure. To facilitate this, Tritium provides confidential testing facilities at its main site locations in Brisbane, Amsterdam and Los Angeles. Based on these tests, Tritium believes EV manufacturers can ensure compliant charging infrastructure compatibility with their new EVs prior to releasing them to the market.

Tritium’s platform software, Pulse and MyTritium, provide charging station operators with a charger and service management platform that details charging history, performance and asset utilization data, as well as a ticketing system for fault management. Tritium’s roadmap for software development includes significant enhancements to the platform software, such as new features and functionality, to help increase subscription levels. The software roadmap also includes the launch and ongoing development of new software modules, including advertising, preventative maintenance, diagnostics and fleet utilization optimization.

Leading Expertise

Since selling its first 50 kW charger in 2014, Tritium has developed a talented and experienced engineering team. Dr. David Finn, Founder and Chief Growth Officer of Tritium, leads the new product engineering team and product development. Dr. Finn co-founded Tritium over 20 years ago, initially selling power electronics products to the solar racing industry, with eventual technical involvement in specialized projects ranging from electric submarines to cryogenic cooling systems to underground mining vehicles and unmanned aerial vehicles. Dr. Finn holds a Ph.D. in electrical engineering from the University of Queensland, Australia, and is a globally recognized expert in the EV industry.

Founder and Chief Technology Officer, James Kennedy, has more than two decades of experience in embedded power electronics design and manufacturing. He has also been integral to other non-EV battery storage projects, ranging from James Cameron’s Deepsea Challenger submarine to multi-MWh stationary storage systems in green buildings. Mr. Kennedy is a respected global leader in EV charging technology and works closely with EPRI (Electric Power Research Institute, United States) and other global EV standards working groups.

Chief Executive Officer, Jane Hunter, joined Tritium two years ago from an executive role at Boeing, where she worked for more than seven years, specializing in the commercialization of disruptive technology. Ms. Hunter was the Chief Operating Officer of Boeing’s international Phantom Works division, the rapid prototyping and advanced technology division charged with taking early-stage research through test and prototype to commercialization. She led a portfolio of approximately 12 to 15 disruptive technology projects with a focus on autonomous underwater and aerial systems, including UAV/UUV hardware, the mission systems to drive the vehicles, advanced sensor and data fusion technology, as well as UAV detection systems. Ms. Hunter has been publicly recognized for her achievements in these fields, in particular for her contribution to Boeing’s Airpower Teaming System (also known as the Loyal Wingman), a 38-foot stealth, intelligence, surveillance, reconnaissance, unmanned aerial vehicle.

Other Tritium engineering staff participate regularly in industry working groups and testing symposiums to ensure that Tritium remains at the forefront of emerging EV charging standards, regulations, and innovations.

Leading Edge Rapid Product Development

Tritium has a strong history of rapid and leading-edge product development in the emerging EV charging station design and manufacturing industry. Tritium was an early market participant for 50 kW charging stations (selling its first 50 kW charger in 2014) and secured early contracts to develop and commercialize high power charging equipment with an output of 350 kW, in what was at the time a nascent market. Most recently, Tritium has developed its MSC architecture, and DC bus architecture (patents pending), on which the next generation of Tritium products will be built. Tritium anticipates that these new architectures will enable faster development, simpler compliance and certification approvals and servicing from a common base of core product building blocks and components.

The ability to ensure certification standards are being met during the product development phase will also be expedited by Tritium’s new testing facility, which Tritium believes, based on facilities available to Tritium for product testing, ranks among the world’s highest power electromagnetic compatibility (“EMC”) test facilities for EV chargers when it opened in November 2021. EMC testing is required for electronic products to be sold to the public, ensuring they do not emit levels of electromagnetic energy that cause interference to other devices in the vicinity, and there are very few global test and certification agencies that can test 350 kW charging products. Tritium’s EMC test facility also houses a full range of advanced testing equipment such as thermal and environmental test chambers, ingress and impact testing, and glow-wire test facilities. Tritium believes this new facility will ultimately allow it to develop and bring certified and self-certified products to market more quickly.

Global Player

Most DC charging providers are limited to a single geographic business region due to varying compliance standards. Tritium sells a range of products that meet the standards in most countries in North America, Europe, and the Asia Pacific, which allows Tritium to currently sell charging equipment into 41 countries. In Europe and the United States, where Tritium derived approximately 68% and 23% of its revenue for the twelve months ended June 30, 2021, respectively, it holds a market share for DC fast chargers of approximately 20% and 15% as of March 2020, respectively. In the Asia Pacific, Tritium believes it is the leading supplier of DC fast chargers in both Australia and New Zealand with a market share of approximately 75% as of March 2020. To meet the needs of Tritium customers across these geographies, Tritium offers 24/7 global support and a range of service level agreements for in-field support.

The Portfolio

Tritium is a technology provider that primarily generates revenue from the sale of DC fast charging solutions. Tritium solutions are made up of core charging hardware including embedded on-device firmware, adjacent software platforms that let owners monitor and manage their assets, and ongoing maintenance services including the provision of spare parts, extended warranties, services outside warranty and a range of service level agreement options.

Charging Station Hardware Portfolio

Stand Alone Chargers

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50 kW: Tritium’s 50 kW charger, the RT50, was introduced in 2014 and is a compact, reliable, and robust DC fast charger. The RT50 was the first fully liquid cooled DC charger on the market, a feature that remains unique to Tritium. The patented liquid cooling allows the charger to be fully sealed, achieving an IP65 ingress protection rating. The IP65 rating protects against dirt, dust, salt and other corrosive air ingress, and enables the charger to achieve a small and narrow footprint, due to not requiring internal space for air flow. This all-in-one unit is small enough to fit most site configurations without losing existing parking spaces and limits the need for expensive site modifications. The RT50 is lightweight, strong, easy to install, and can deliver lower total cost of ownership compared to air-cooled chargers over a ten-year operating life. Like all Tritium chargers, the RT50 is backed by Tritium’s 24/7 specialist customer care and comes with a two-year warranty.

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75 kW: Tritium’s 75 kW charger, the RTM75, builds on the competitive advantages of the RT50 product. The RTM75 retains Tritium’s signature small and narrow footprint and lower total cost of ownership, enabled by liquid cooling technology, while introducing Tritium’s new MSC hardware platform. The MSC platform in the 75 kW product is comprised of three individual 25 kW liquid cooled power modules. These individual power modules can be lifted by a single person for service purposes, provide increased redundancy in case of failure and can be quickly and easily re-configured or replaced. The RTM75 model offers simultaneous charging of two vehicles, maximizing revenue opportunities for operators of busy charging stations. Like all Tritium chargers, the patented liquid cooling system within the charging station allows for IP65 sealed ingress protection, and a wide operational range across challenging environmental conditions such as high and low temperatures, dust, humidity, and corrosive salt air, making it ideally suited for segments such as mining, marinas and ports.

Figure 1: Tritium 75 kW RTM75 model deployed at the Monaco Yacht Club, Portofino Yacht Marina and in Venice, for electric boat charging

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175 kW: Tritium’s 175 kW charger, the RT175-S, was introduced in 2020 and is a high-powered DC charger capable of continued 175 kW output at up to 104°F/40°C due to the use of Tritium’s patented liquid cooling technology. The RT175-S is designed for direct connection to a 600 V and 60 Hz power connection, providing specific advantages in North America. An integrated safety loop, tilt sensor and optional escutcheon panel with interlocking isolator provides increased safety features well suited for customized use in the heavy infrastructure sector. The 175 kW charging station is liquid cooled and fully sealed at an IP65 rating.

Distributed Chargers

•	350 kW: Tritium’s 350 kW high-powered charger, the PK350, was introduced in 2018 and is an ultra-fast charging platform, available as 175 kW upgradeable to 350 kW, or at 350 kW from the outset. The

PK350 is designed to be deployed at charging parks, where multiple chargers are installed, as the architecture is optimized for larger sites where power can be balanced across available charging stations. The PK350 architecture focuses on delivering operational efficiency by minimizing isolation points, as fewer isolation points reduce conversion losses from grid to vehicle, thereby reducing operator expenditure. High voltage DC transition between charging stations reduces cable sizes and reduces heat in the cabling, delivering further efficiency savings. This high-power charging park configuration is ideally suited to traditional fuel stations, motorways, rest stops, transit hubs and large commercial fleets including buses, vans and small trucks. The PK350 is deployed as two charging stations with an adjacent power unit. The PK350 power units are typically located away from smaller charging stations, which allows customers to maximize their site’s real estate while still providing the high-power charging they need. Like all Tritium chargers, the patented liquid cooling system within the charging station allows for IP65 sealed ingress protection.

Other

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Tritium Pulse Software: In 2022, Tritium expects to launch its Pulse Software, a charger management platform that enables charging station operators to view charging history, performance and utilization data, and fault notifications.

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MyTritium Software: A service management platform where charging station operators can review training materials and service information, and submit service tickets for issues and faults. Currently two MyTritium licenses are provided for the duration of the warranty period with an option to purchase more licenses or extend the license post-warranty.

Service and Maintenance Portfolio

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Warranties: Tritium charging equipment is sold with a two-year warranty as standard. During this period, Tritium provides replacement and repair services for all non-consumable parts. Paid warranty extensions are available, typically up to a maximum length of five years for non-utility customers, and up to ten years for utility customers. Level 1 contact center support is comprised of direct customer support to drivers and public users of the charging stations, rather than to the charging networks. Only equipment-based faults and errors are covered by the charging equipment warranty. Tritium provides 24/7 remote phone support for level 2 and level 3 fixes, which is comprised of remote fault remediation that may require onsite service and basic and complex in-field or remote fault remediation by skilled personnel, respectively, and leverages its global service network for field support, comprised primarily of outsourced trained service agents, who have been accredited to work on Tritium chargers through Tritium’s online service and training platform.

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Service Level Agreements (“SLAs”): Paid Gold, Silver and Bronze SLA tiers are available to customers who require guaranteed or expedited response and remedy times for any equipment faults and may be available for the life of the charger.

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Spare Parts Sales: Post warranty-period replacement parts for Tritium products are available to all existing Tritium customers as they operate and maintain their Tritium charging assets for their advertised ten-year operating life.

Markets & Opportunities

Tritium sells its DC charging solutions in North America, Europe, the Middle East and the Asia Pacific and has over 100 high-quality existing commercial customers, with chargers deployed in 41 countries.

Tritium believes the market for DC charging solutions is poised to expand rapidly, in line with EV adoption. The rapid deployment of DC fast chargers and an expected overall shift to higher power charging in the next 20 years could increase Tritium’s market opportunity as a designer and manufacturer of DC charging equipment with an already established market position in high-power charging.

Tritium is currently focused on six key customer types across the charging landscape: Charge Point Operators (“CPOs”), Automakers, Fleets, Fuel Stations, Retail, and Utilities. Each segment has different business drivers for investing in DC chargers; however, Tritium’s products are segment-agnostic and can be used across all target sectors. Tritium aims to address the emerging markets of heavy-duty vehicle charging and residential and fleet low power DC charging in the future.

Customers

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Charge Point Operators: Tritium works with many global DC fast charging networks. The CPO business model is focused on revenue from charging sessions only and requires low ongoing operational costs. This model is well suited to Tritium’s products and product architecture that focuses on delivering the lowest total cost of ownership to owner operators. Liquid cooling technology also delivers chargers that generally have a smaller footprint and a narrower profile as compared to air-cooled chargers, giving CPOs flexible deployment options.

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Automakers: Automakers operate Tritium charging assets at a range of sites. Some operate public charging networks, acting like CPOs, to facilitate vehicle sales, and some offer charging at their showrooms. The complete driver experience is important to the automaker business model, so Tritium provides confidential testing facilities to automakers evaluating new vehicle compatibility with compliant charging infrastructure. Tritium has also applied years of field experience to the human user interface on its charging equipment, supporting what Tritium believes to be a premium and intuitive driver experience. Brand experience is also important to automakers, and Tritium provides customized branded vinyl wraps on its charging equipment to enable the customer’s fleet of chargers to reflect their overall brand image. For this type of customer, Tritium’s slim profile chargers have sold well into luxury car showrooms, where aesthetics are a differentiator.

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EV Fleets: Tritium sells chargers to fleet operators who rely on their charging infrastructure to run their business, including corporate passenger vehicle, utility vehicle, van, small truck and bus fleets. Tritium offers fleet operators high reliability enabled by its unique liquid cooled technology, using fully sealed, liquid cooled components that reduce maintenance. The new generation of Tritium chargers have been designed with modular and scalable power architectures, allowing both higher levels of redundancy and rapid repair times using single person lift power modules. These new features and the liquid cooling are designed with fleet and operations managers in mind, providing an overall lower total cost of ownership than competitor offerings, as well as superior reliability and easy serviceability.

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Fuel Stations: Tritium sells chargers to fuel station operators globally, allowing these businesses to deploy charging equipment at their existing sites and also to expand their business model to new charging locations decoupled from the highly regulated environment of traditional fuel stations. Tritium has worked with fuel station businesses to prototype an in-store payment experience where the charging session can be paid inside the fuel retail outlet, allowing fuel stations to cross-sell and up-sell convenience items during the charging session. Fuel customers typically operate higher powered charging infrastructure in Europe and this has been a competitive advantage for Tritium with the availability of Tritium’s 175 kW and 350 kW models.

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Retail: The slimline profile and customized branding available on Tritium charging equipment is important to retail customers who do not want to lose car parking spaces through the deployment of charging equipment and who value the look and feel of hardware installed near their businesses. Various payment options are available on Tritium chargers, suited to retail customers, which does not want the complexity of an RFID tag or an app and requires simple customer payment mechanisms. Tritium’s RT50 and RTM50 models are well suited to this segment, where the business driver is convenient co-located charging that drives foot traffic into the store, due to their charging speeds which are attractive, but not too fast.

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Utilities: Tritium sells equipment to energy utilities directly in geographies where utilities can own and operate charging stations, as well as to the customers of utilities and to the CPO businesses they run or own. The new generation of Tritium products will have an optional internal DC electricity meter, a compliance requirement that has been implemented in Germany and which is likely to become mandatory in other countries in the future.

Future Opportunities

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Heavy Duty: Operators of heavy duty, freight, logistics and mining vehicles and equipment are beginning to electrify their fleets and require DC high-power charging infrastructure to ensure that their fleets continue to operate efficiently and cost effectively. Tritium is expanding sales coverage to work with these heavy-duty customers who require chargers that can operate in harsh industrial conditions. Tritium’s charging units are sealed to an ingress protection IP65 rating, preventing dust, water, and corrosive air from entering the charging station. This sealed design allows Tritium chargers to operate in both mining and industrial port locations where Tritium has sold chargers to support utility vehicles and small trucks, respectively.

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Residential & Low Power DC: In the future, automakers may look to remove onboard AC charging equipment for weight and space savings. In this case, low-power DC charging equipment for both emergency charging and to compete with the slower AC seven to 11 kW segment may become a new market opportunity. Tritium has both a 25 kW DC wall charger for the residential market that may be integrated with residential battery storage and solar photovoltaic systems, as well as a 25 kW DC wall charger for the fleet market on its technology roadmap in the near future as we see this market maturing.

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Multiple Outlet Low Power DC Fleet Charging: A future Tritium market opportunity may be using lower power DC charging in the fleet and depot segment to provide a distributed DC architecture. In the future, this distributed architecture could centralize AC to DC power conversion equipment (rectification), and then use a satellite system of distributed DC 25 kW charging units. Tritium believes that this layout could reduce cabling costs for operators, and benefit from more cost-effective, centralized, larger sized power conversion equipment. Tritium expects that this system layout could provide operators with more flexibility in how the charging capacity is scaled, and by using DC technology could provide more granular charging information to operators.

Product Roadmap

The future product roadmap is centred on a continued expansion of the Tritium MSC architecture. The MSC architecture is Tritium’s transition to a modular based charging design that continues to deliver key Tritium selling points such as a fully sealed IP65 enclosure, while providing new features and functionality to the owners and operators of Tritium charging equipment.

Tritium plans to release several new products including a range of software modules and expanded service coverage over next five years. In the near term the expansion of the Tritium’s product portfolio will be the PKM150 release, which was officially launched in December 2021, and the PKM360 release. Both chargers utilize the MSC charging architecture to help operators better manage their capital expenditure by providing the ability to expand their charging sites in two ways. With the PKM150 and PKM360, operators are expected to be able to use Tritium charging equipment to scale up the charging capacity of each charger over time by adding new charging modules or the ability to scale out the charging site over time by adding new charging stations to the site, as illustrated by the following graphic:

Manufacturing

Tritium designs, tests, commercializes, and manufactures its products in-house. Tritium has facilities capable of manufacturing in Australia, Europe and the United States, but currently manufactures most of its charging hardware in Brisbane, Australia. Each Tritium fast charger undergoes high power testing to ensure the safety and reliability of the charging equipment before it is deployed in the field.

Components are sourced from a diverse global supply chain, the majority of which is currently local to the Brisbane factory. Tritium works to have dual suppliers of critical components to reduce supply chain risk, but certification requirements can limit available supplier options. Tritium’s operations team works closely with its engineering team to introduce new products to the production line, establish and monitor quality control points, plan ongoing production, and coordinate deliveries to Tritium’s facilities in Amsterdam and Los Angeles, or directly to the customer.

Manufacturing of the chargers is generally limited to final assembly rather than component manufacturing. Tooling is generally lightweight and mobile, and the single most expensive piece of manufacturing equipment is the end-of-line test equipment. This means Tritium’s capex requirements are relatively low.

Government Regulation and Incentives

OSHA

Tritium is subject to the Occupational Safety and Health Act of 1970, as amended (“OSHA”) in the United States. OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to Tritium’s operations.

Tritium is subject to the Work Health and Safety Act 2011 (Qld) and the Work Health and Safety Regulation 2011, as amended, in Queensland, Australia and the Occupational Health and Safety Act 1984 (WA) and Occupational Safety and Health Regulations 1996, as amended, in Western Australia, Australia. This legislation establishes certain responsibilities for persons conducting a business to secure the health and safety of workers and workplaces including duties to eliminate or minimize risks to health and safety as is reasonably practicable and various record keeping, disclosure and procedural requirements.

NEMA

The National Electrical Manufacturers Association (“NEMA”) is the association of electrical equipment and medical imaging manufacturers. NEMA provides a forum for the development of technical standards that are in the best interests of the industry and users, advocacy of industry policies on legislative and regulatory matters, and collection, analysis, and dissemination of industry data.

Bipartisan Infrastructure Framework

In August 2021 the U.S. Senate passed the Bipartisan Infrastructure Framework, which contained funding support for EV charging infrastructure. If passed in the house, the bill would invest $7.5 billion to build out a national network of EV chargers in the United States. Further details on the mechanism in which this investment will be distributed and awarded are not yet available; however, Tritium will target the funding either as a direct recipient or indirectly through supporting charging equipment operators that have chosen to use Tritium charging equipment.

Environmental Laws and Regulation

Tritium is subject to a variety of environmental laws and regulations, including, among others, water use and discharge, air emissions, use of chemicals and recycled materials, energy sources, the storage, handling, and disposal of hazardous materials and waste, the protection of the environment and natural resources, and the remediation of environmental contamination. Tritium is required to obtain and comply with the terms and conditions of environmental permits, many of which may be difficult and expensive to obtain and must be renewed on a periodic basis. A failure to comply with these laws, regulations or permits could result in substantial civil and criminal fines and penalties, the suspension or loss of such permits, and possibly orders to cease the non-compliant operations.

Air Emissions

Tritium’s manufacturing operations may be required to meet certain emissions limitations, either by the use of emissions control equipment or modifications to Tritium’s manufacturing practices. These operations may also require permits or require Tritium to otherwise register its facilities with various government agencies. Failure to obtain such permits or comply with such emissions requirements may result in substantial fines or penalties, require Tritium to expend substantial resources to obtain compliance, or otherwise adversely impact Tritium’s business or results of operations.

Hazardous Materials and Waste

Tritium is subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Tritium may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

Tritium also generates solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of Tritium’s products may be excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion to apply, or if the requirements for the exclusion change, Tritium may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements.

In Europe, Tritium is subject to the Waste Electrical and Electronic Equipment Directive (the “WEEE Directive”). The WEEE Directive requires certain entities, such as Tritium, to finance the collection and recycling of waste electrical and electronic equipment at product end-of-life; specifically, it provides for the creation of collection schemes where consumers return waste electrical and electronic equipment to merchants, such as Tritium. The WEEE Directive also sets registration requirements, collection and recycling targets, and other requirements. Compliance with the WEEE Directive may require substantial resources, and if Tritium fails to properly manage such waste electrical and electronic equipment it may be subject to fines, sanctions, or other actions that may adversely affect Tritium’s financial operations. Any changes in such laws or regulations, or any changes in Tritium’s ability to qualify the materials used for exclusions under such laws and regulations, could adversely affect its business performance, operating expenses, or results of operations.

Supply Chain

Increasingly, jurisdictions require companies to monitor and address certain practices from their supply chains. For example, several jurisdictions have adopted or are considering adopting supply chain diligence laws. Compliance with such laws entails substantial costs and may require modifying Tritium’s supply chains if any issues are discovered or could result in substantial fines. Additionally, should Tritium fail to sufficiently monitor its supply chains, Tritium may be subject to fines or penalties for non-compliance, which may have an adverse effect on Tritium’s operations. Similar or more stringent laws also exist in other jurisdictions where Tritium operates.

Product Development

Tritium has invested a significant amount of time and expense into development of its DC fast charging technologies. Tritium’s ability to maintain its leadership position depends in part on its ongoing product development activities. Tritium’s hardware and software product development is principally conducted at its headquarters in Brisbane. As of July 31, 2021, Tritium had 99 full-time employees in total engaged in its product development activities.

Tritium’s product development team is responsible for the design, development, rapid prototyping, testing, certification, and operational handover to manufacturing of products. Tritium’s product development focus remains on innovating and optimizing DC charging technology to ensure Tritium remains a technology leader in this field, specifically focusing on Tritium’s ability to differentiate by delivering lower total cost of ownership, greater ease of use and reliability advantages to customers.

The expansion of Tritium’s Brisbane, Australia-based product development test and prototyping center was completed and began full operations in November 2021. Tritium believes the expanded product development center ranks among the world’s highest power EMC facility for EV chargers, based on facilities available to Tritium for product testing. The EMC facility will allow Tritium to expedite testing and prototyping, reducing compliance and certification timelines to bring products to market more rapidly. Tritium’s test facility is designed to be able to test up to 720 kW devices, in both EMC and Thermal test chambers, to IEC standards.

Intellectual Property

Tritium’s ability to obtain and maintain intellectual property protection for its products and technology is fundamental to the long-term success of its business. Tritium relies on a combination of intellectual property protection strategies, including patents, trademarks, copyrights trade secrets, confidentiality policies and procedures and contractual restrictions to establish, maintain and protect its intellectual property and confidential information and data used in its business.

As of August 16, 2021, Tritium had one Australian patent issued, two Australian pending non-provisional patent applications and three Australian pending provisional patent applications. Additionally, as of August 16, 2021, Tritium had two U.S. pending non-provisional patent applications and one foreign patent application pending in Germany. As of March 31, 2021, there was one pending Patent Cooperation Treaty (“PCT”) application. These patents relate to various EV charging station designs and/or EV charging functionality. In addition, these patents are projected to expire between 2021 and 2038, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States and Australia, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. In Australia, the right to seek a patent term extension only applies to pharmaceutical patents (to recognize and compensate patentees for time spent on product development and regulatory authorization).

Tritium intends to pursue additional intellectual property registrations to the extent it believes it would be beneficial and cost-effective. Tritium’s ability to stop third parties from making, using or commercializing any of its patented inventions will depend in part on its success in obtaining, defending and enforcing patent claims that cover its technology, inventions and improvements. Tritium cannot provide any assurance that any of its current or future patent applications will result in the issuance of patents in any particular jurisdiction, or that any of its current or future issued patents will effectively protect any of its current or future technology from infringement. Nor can Tritium be sure that any patents will prevent others from commercializing infringing products or technology, provide Tritium with any competitive advantage, or will not be challenged, invalidated or circumvented.

Distribution

Tritium sells its products directly and via resellers generally contracted under a template distributor agreement on Tritium’s preferred terms and conditions.

Tritium previously had a three-year, exclusive distributor agreement with Gilbarco, an affiliate of a Tritium shareholder, who had the sole right during the term of the distributor contract to lead sales into fuel customers and to sell Tritium products into the fuel segment (with an exception for charge point operators). That agreement expired on August 29, 2021, which requires Tritium and Gilbarco to negotiate the assignment of existing contracts between Gilbarco’s and Tritium’s end customers or enter continuity agreements for supply and servicing under such contracts. The expiration of the agreement also means that in order to sell to fuel segment customers, rather than selling through Gilbarco, Tritium must now either (i) directly tender products and services or enter supply arrangements with those customers or (ii) use other Tritium distributors to sell products and services into the fuel segment. Additionally, as a result of the expiration of the agreement, Gilbarco may now sell products that compete with Tritium’s products to Tritium’s existing and prospective customers. Subsequent to the expiration of the agreement, Gilbarco has remained a distributor of Tritium products and Tritium has begun selling directly to certain key fuel customers that were previously serviced under the Gilbarco agreement. See “Risk Factors—Risks Related to Tritium’s Business—Tritium’s contract with its exclusive distributor for the fuel market expired in August 2021, and Tritium does not expect the exclusive distributor contract to be renewed. Tritium expects to continue to work with this distributor to fill fuel customers’ orders that were already secured prior to August 2021.”

Competition

Tritium principally competes with approximately five to ten major DC charging manufacturers that are based in Europe and the United States.

Tritium is differentiated from other DC charging manufacturers through its DC fast charging technology that has been developed in-house, including the proprietary and patented liquid cooling system that allows Tritium to obtain an ingress protection rating of IP65. Tritium believes that its new generation of charging technology, the MSC platform, which is expected to launch in the fourth quarter of 2021, will further differentiate Tritium and provide additional benefits to customers. The new MSC technology platform will be a fully sealed, liquid cooled, module-based design that not only protects the internal power electronics equipment from particle ingress, but also makes the charger easier to service with power modules that can be lifted by a single person, and increases redundancy in the case of a module failure. The unique design allows the system to be modular and scalable in three dimensions across the whole site, where operators can scale the options available to drivers by (i) adding more charging stations, (ii) adding more power modules to charging stations, or (iii) adding more power capacity in the site centralized rectification unit. The MSC design provides increased efficiency to operators as well as increased flexibility to better match charging demand to installed capacity, as well as the flexibility to expand the site over time as driver demand increases.

Tritium also competes with AC charger manufacturers in applications where slow charging may be sufficient, such as small commercial settings or overnight fleet charging applications. Furthermore, Tritium’s competition includes other types of alternative fuel vehicles, plug-in hybrid EVs and high fuel-economy gasoline powered vehicles.

In addition, there are other means for charging EVs that could affect the level of demand for public charging capabilities. For example, Tesla Inc. continues to build out its proprietary supercharger network, which could reduce overall demand for EV charging at other sites. In addition, many EV manufacturers are now offering home charging equipment which could reduce the demand for fast charging capabilities if EV owners find charging at home to be sufficient for their personal charging requirements.

Tritium believes the primary factors on which it competes include:

•	charging speed of its chargers compared to AC chargers;

•	total cost of ownership compared to air-cooled chargers;

•	variety and quality of product offerings;

•	product performance and reliability;

•	product features;

•	ease of use;

•	brand awareness and trust;

•	quality of support; and

•	scale and location of operations.

Tritium believes it competes favorably with respect to each of these factors, in particular product performance, reliability, total cost of ownership and ease of use.

Facilities

Tritium’s headquarters are located in Brisbane, Australia where it currently leases approximately 3,490 square meters of office space, product development and test facilities under a lease that expires on December 10, 2028. In addition to the headquarters, Tritium also leases two other sites in Brisbane, a factory site (approximately 8,477 square meters under a lease that expires May 31, 2022) and a warehousing and office site (approximately 1,723 square meters under a lease that expires January 14, 2022) and has a draft proposal to take on a further first line production run facility in Brisbane. Tritium believes this space is sufficient to meet its needs for the next nine to 12 months and that any additional space it may require will be available on commercially reasonable terms. Tritium also maintains office, manufacturing and logistics facilities in Los Angeles, California and Amsterdam, Netherlands, as well as smaller sales offices in Asia and Europe.

Tritium is currently undertaking projects to increase its manufacturing capacity in the United States and Europe and plans to have two new facilities (or to expand capacity at its current facilities) online with a minimum of four new production lines by July 2022.

Human Capital

Tritium strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse workforce. As of June 30, 2021, Tritium had 314 employees and 108 contractors. Tritium’s workforce comprises the following departments and geographic locations:

	Australia		United States		Europe
	Employee	Contractor	Employee	Contractor	Employee	Contractor
Corporate Services	25	3	1	—	5	1
Customer Support	6	—	9	3	21	9
Engineering	93	1	—	—	—	—
Production/Operations	112	86	5	1	8	4
Sales	13	—	9	—	7	—

Total	249	90	24	4	41	14

As a result of the COVID-19 pandemic, some of Tritium’s employees are currently working remotely. Tritium has returned employees to its facilities where COVID-19 restrictions permit. Due to its classification as an “essential industry,” Tritium has maintained staff onsite throughout the pandemic, including in its factory and warehouse in Australia and its offices and manufacturing and logistics facilities in Amsterdam and Los Angeles.

None of Tritium’s employees are represented by a labor union, though some are covered by Awards (in Australia) or a Collective Labor Agreement (in the Netherlands). In Australia, Awards are set by the Australian legislature and define the minimum terms of employment within a specific industry or occupation. Awards that apply to Tritium’s employees in Australia include the Manufacturing and Associated Industries and Occupations Award, the Professional Employees Award and the Clerks Award. Employees employed by Tritium’s Dutch subsidiaries (i.e., Tritium Europe B.V. and Tritium Technologies B.V.) are covered by a Collective Labor Agreement, which sets out the minimum terms of their employment agreements. Tritium believes it maintains good relations with its employees.

Legal Proceedings

Tritium is not party to any material legal proceedings. From time to time, Tritium may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on Tritium because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

TRITIUM MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Tritium’s management believes is relevant to an assessment and understanding of Tritium’s consolidated results of operations and financial condition. The discussion should be read together with the historical consolidated financial statements of Tritium for the years ended June 30, 2021 and 2020, and the related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the pro forma financial information as of and for the year ended June 30, 2021. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Tritium’s actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under “Cautionary Note Regarding Forward-Looking Statements” as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.

Overview

Tritium designs, sells, manufactures and services proprietary hardware and associated software to create advanced and reliable DC fast chargers for EVs. Tritium’s technology is engineered to be easy to install, own and use. Its compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. Founded in Brisbane and having already deployed more than 5,250 charging stations, Tritium has provided more than 3.6 million high-power charging sessions across 41 countries, delivering an aggregate of over 55 gigawatts of energy.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, the Biden Administration has pledged to fund the installation of 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new car sales to be electric by 2030. In the coming years, Tritium believes EVs will cost less than ICE vehicles. BNEF has forecasted that this price parity in Europe can be achieved by 2026, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that zero emission vehicles, such as EVs, are expected to increase from 4% of new cars sold in 2020 to 70% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and increasing to $192 billion by 2040. Tritium believes it is at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

Key Factors Affecting Operating Results

Tritium believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”

Growth in EV Adoption

Tritium’s revenue growth is directly tied to the charging requirements that stem from the continued adoption of passenger and commercial EVs. The continued adoption of passenger and commercial EVs drives the demand for charging infrastructure. The market for EVs is still rapidly evolving and, although demand for EVs has grown in recent years, there is no guarantee such future demand will persist. Factors impacting the adoption of EVs include but are not limited to: consumer perceptions about EV features, quality, safety, performance and cost; consumer perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of government-backed incentives to purchase EVs; changes to fuel economy standards or the success of alternative fuels; evolving governmental regulation and political support of EVs; availability of charging stations and services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency.

Tritium services the DC fast charging market. Typically, only BEVs can use DC fast chargers. The demand for DC charging relies on continued growth in the BEV segment. According to BNEF, approximately 4% of global passenger vehicle sales in 2020 were EVs. BNEF expects sales of EVs to grow to over 30% of the global passenger vehicle market by 2030. In addition, macroeconomic factors could impact demand for EVs. For example, because many EVs are more expensive than comparable traditional gasoline-powered vehicles, the recent decline in sales in the automotive industry globally may result in lower prices on gasoline-powered vehicles and may reduce EV sales due to the greater price disparity. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact Tritium’s ability to increase its revenue or grow its business. For additional information, see “Business of Tritium and Certain Information About Tritium.”

Competition

In North America, Tritium’s DC fast charging equipment ranges in power from 50 kW to 175 kW and is certified by TUV to UL specifications. In Europe, Tritium’s fast charging equipment ranges in power from 50 kW to 350 kW and is certified by TUV to the CE certification mark. These certifications differentiate Tritium from most DC fast charging OEM competitors who are focused on one region only due to regulatory and certification complexity. It is expected that existing competitors may expand their product offerings, and new competitors may enter the market. Competitors are expected to expand their geographic coverage to multiple regions and improve their internal capabilities to meet regulatory and certification approvals, develop enhanced software, or further expand their service coverage. If Tritium’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Distribution

Tritium sells its products directly and via resellers generally contracted under a template distributor agreement on Tritium’s preferred terms and conditions.

Tritium previously had a three-year, exclusive distributor agreement with Gilbarco, an affiliate of a Tritium shareholder, who had the sole right during the term of the distributor contract to lead sales into fuel customers and to sell Tritium products into the fuel segment (with an exception for charge point operators). That agreement expired on August 29, 2021, which requires Tritium and Gilbarco to negotiate the assignment of existing contracts between Gilbarco’s and Tritium’s end customers or enter continuity agreements for supply and servicing under such contracts. Tritium does not expect the expiration of the Gilbarco agreement to have a material adverse effect on operating results, as (i) Tritium does not rely heavily on exclusive distributor arrangements, including arrangements like the Gilbarco agreement, (ii) Gilbarco has remained a non-exclusive distributor of Tritium products after expiration of the agreement and (iii) Tritium has begun selling directly to certain key fuel customers that were previously serviced under the Gilbarco agreement, many of which prefer to purchase their products directly from the manufacturer.

For additional information, see “Business of Tritium and Certain Information About Tritium—Distribution” and “Risk Factors—Risks Related to Tritium’s Business—Tritium’s contract with its exclusive distributor for the fuel market expired in August 2021, and Tritium does not expect the exclusive distributor contract to be renewed. Tritium expects to continue to work with this distributor to fill fuel customers’ orders that were already secured prior to August 2021.”

International Operations Expansion

Tritium currently operates in the United States, Europe and Australia and intends to grow operations to up to three global, full scale manufacturing facilities, with investment in new production facilities in Europe and in the United States, and further development of the Brisbane facilities. The factories are expected to conduct final assembly of the EV charging hardware, with the majority of components purchased from third-party suppliers. These expansions are intended to increase speed to market and reduce freight costs and delays due to the ability to deliver products via road transport. Multiple risks could constrain the ability for Tritium to meet the regional deployment plans.

Tritium has initiated two internal projects and has engaged external specialist consultants to scope and size the planned international expansion of Tritium’s production facilities. Projects in Europe and the United States have been initiated to research optimal locations via assessments based upon weighted criteria such as utility costs, labor market conditions, labor laws, taxation regimes, import and export duties, government incentives, natural disaster ratings and the rule of law. Strategic planning for the number of facilities globally, their scale, location, timing and cost is ongoing. Tritium currently plans to have at least one new factory online as soon as the third calendar quarter of 2022. Tritium intends for this facility to be funded by cash on hand from the proceeds of the Business Combination, plus any available incentives from either the landlord or government bodies.

These projects and expansion plans are subject to a number of factors outside of Tritium’s control that may affect the ultimate location, cost, timing and/or scale of the facilities, or may prevent them from being built at all. Additionally, high levels of redemptions by DCRN public stockholders in connection with the Business Combination could impact Tritium’s planned expansion activities, including its ability to fully fund the construction of planned manufacturing facilities. See “Risk Factors—Tritium has experienced rapid growth and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.”

Government Mandates, Incentives and Programs

The U.S. federal government, certain foreign governments and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by Tritium.

Impact of COVID-19

The effects of the COVID-19 pandemic have impacted Tritium’s business and customers. Government responses to the COVID-19 pandemic have resulted in restrictions being placed on Australian-based subject matter experts which has limited their ability to travel internationally. This has impacted Tritium’s ability to expand, and has increased the risk that new operational facilities may take longer to deploy or may be more expensive than expected and therefore not deliver the expected benefits. If these risks are realized, Tritium’s revenue and ability to generate profits in the future may be impacted.

The COVID-19 pandemic has also prompted a trend towards expanding contractual liability, including penalties for delivery delays for suppliers under force majeure clauses, which could have a material adverse effect on Tritium’s business and results of operations. The impact of the COVID-19 pandemic on international shipping and air freight, including fewer available shipping and air providers and routes and significantly increased costs, has increased Tritium’s cost of goods sold and may continue to increase cost of goods sold in the future. Additionally, any future shipping or air freight delays as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on Tritium’s business and results of operations.

Further, the COVID-19 pandemic has affected the manner in which Tritium’s inventory is managed, resulting in downward pressure on inventory turnover, which, in turn, negatively impacts working capital. As of June 30, 2021, Tritium’s inventory increased to $36.4 million, compared to $25.2 million as of June 30, 2020. This increase in inventory was a result of a strategic decision to increase Tritium’s minimum stock levels to offset the effects of COVID-19 on its supply chain. Any further decrease in inventory turnover as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on Tritium’s business and results of operations.

Components of Results of Operations

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. Tritium has three major lines: (i) Stand Alone, (ii) Distributed Chargers and (iii) Other. Stand Alone charging systems are single user units. Distributed charging systems can have multiple user units all connected in the one system. The Distributed charging systems are sold as a site configuration and range upwards from a two-user unit site. The average site configuration is a four-user unit site. Other consists primarily of spare parts sold to customers. Hardware revenue is also broken down into revenue received by (i) related parties to Tritium and (ii) external parties unrelated to Tritium.

Revenue from the sale of EV chargers is recognized at a point in time when Tritium transfers control of the assets to the customer.

Tritium also provides for standard warranty rights for general repairs for either two or three years on all EV chargers sold. This standard warranty is not considered to be a separate performance obligation. The estimated warranty costs are recognized as a liability when Tritium transfers control of the goods to a customer.

On September 22, 2021, Tritium decided to send all remaining European orders by air instead of sea in order to mitigate potential shipping delays. On September 23, 2021, Tritium became aware of significant delays at the ports of Los Angeles and Long Beach, with nearly 100 ships at anchor or in drift areas awaiting berth space. As a result, Tritium decided to send one final shipping container in October 2021 and all remaining U.S. orders after that by air. Tritium cannot assure you that delays in shipping from Australia to the United States and/or other major ports in Europe or Asia or that actions taken to mitigate delays, such as Tritium delivering its chargers by air rather than by sea from late September, will not decrease Tritium’s revenue for the calendar year ended December 31, 2021. The decision to use air freight to fulfill Tritium’s European orders since September 22, 2021 and its U.S. orders since October 3, 2021 is expected to increase Tritium’s freight costs and decrease Tritium’s gross margin and may adversely affect its operating results. Tritium is not yet able to accurately quantify the full effect of the decision to use air freight.

Service and Maintenance Revenue

Tritium generates revenue from service and maintenance in relation to commissioning, repair, maintenance, and training. Generally, revenue in relation to rendering of service and maintenance is recognized when the service and/or maintenance has been provided, either over time or at a point in time. Service and maintenance revenue is also broken down into revenue received by (i) related parties to Tritium and (ii) external parties unrelated to Tritium. Tritium recognizes the material portion of its revenue from service and maintenance at a point of time when the service and/or maintenance is delivered (i.e., for commissioning and repairs). However, if the service and/or maintenance is performed over a period of time and if the outcome can be estimated reliably then the stage of completion of the services based on an input method (i.e., costs incurred) is used to determine the appropriate level of revenue to be recognized in the period.

Tritium provides an extended warranty to its customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and recognized over the period in which the service and/or maintenance is provided based on the time elapsed (this commences after the standard warranty expires).

During the period from January 2019 to December 2019, Tritium provided maintenance and repair services to a customer under a non-recurring, one-off upgrade contract. On January 1, 2020, Tritium entered into an SLA with a different customer, IONITY, for fixed response time maintenance and repair services.

Software Revenue

Tritium expects to generate revenue from 2022 onwards from software services in relation to Pulse and MyTritium licences and other software modules such as preventative maintenance and site utilization.

Cost of Goods Sold (exclusive of depreciation)

Hardware

Tritium manufactures its products in Tritium-run facilities in Australia, the United States and the Netherlands. Tritium currently manufactures most of its charging hardware in Brisbane. Cost of goods sold for hardware revenue includes raw materials, associated freight, warranty costs, labor costs and overhead costs directly attributable to the manufacture of products. Overhead costs include salaries and related personnel expenses and warranty provisions. Shipping and handling costs are included in cost of goods sold. Warranty costs are estimated based on historical product failure rates and repair expenses.

On September 22, 2021, Tritium decided to send all remaining European orders by air instead of sea in order to mitigate potential shipping delays. On September 23, 2021, Tritium became aware of significant delays at the ports of Los Angeles and Long Beach, with nearly 100 ships at anchor or in drift areas awaiting berth space. As a result, Tritium decided to send one final shipping container in October 2021 and all remaining U.S. orders after that by air. Tritium cannot assure you that delays in shipping from Australia to the United States and/or other major ports in Europe or Asia or that actions taken to mitigate delays, such as Tritium delivering its chargers by air rather than by sea from late September, will not increase Tritium’s cost of goods sold for the calendar year ended December 31, 2021. The decision to use air freight to fulfill Tritium’s European orders since September 22, 2021 and its U.S. orders since October 3, 2021 is expected to increase Tritium’s freight costs and decrease Tritium’s gross margin and may adversely affect its operating results. Tritium is not yet able to accurately quantify the full effect of the decision to use air freight.

Service and Maintenance

Cost of goods sold for service and maintenance revenue includes spare part materials and labor costs, including the cost of subcontractors and overhead costs directly attributable to the commissioning and repairs of products. Overhead costs include salaries and related personnel expenses and warranty provisions.

Segment Gross Profit (Loss)

Segment gross profit (loss) is a non-GAAP measure for reporting used by Tritium and is calculated as revenue less cost of goods sold (exclusive of depreciation). Segment gross margin is Segment gross profit (loss) expressed as a percentage of total revenue. Tritium offers a range of EV chargers with each charger having a varied contribution to Segment gross profit (loss). Segment gross profit (loss) and margin vary from period to period due to the mix of products sold, manufacturing costs and warranty costs. For a reconciliation of Segment gross profit (loss) and Segment gross margin to the most directly comparable U.S. GAAP measures, see the section entitled “Non-GAAP Financial Measures.” In addition, see “—Results of Operations—Segment Gross Profit (Loss)” below for additional information.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist primarily of employee-related expenses including share-based payments expense, and costs to sell and market Tritium’s products and services, as well as the costs of managing the company overall such as information technology, insurance, rent, professional fees, travel and other administrative expenses.

Tritium expects its SG&A expenses to increase as it continues to expand its business. Tritium expects to increase its salesforce in major markets including the United States, Asia Pacific and throughout Europe. Tritium also expects to incur additional expenses as a result of operating as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums, and compliance costs.

Product Development Expenses

Product development costs primarily consist of employee labor costs for those employees engaged in product development activities, including the development, design and testing of new products. Other product development costs include tools, materials and equipment and other project costs related to product development. Product development costs are expensed as incurred.

Recently, Tritium’s product development efforts have been focused on developing its MSC architecture and advancing the development of other products and technologies. Tritium expects its product development expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future as it continues to invest in product development activities to achieve its full suite of planned products.

Depreciation Expenses

Depreciation expenses consist primarily of depreciation and amortization in relation to fixed assets, leased assets and leasehold improvements. Property, plant and equipment, excluding freehold land, is depreciated on a straight-line and reducing balance basis over the asset’s useful life to Tritium, commencing when the asset is ready for use. Leased assets and leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.

The depreciation rates used for each class of depreciable asset are shown below:

Plant and equipment	20.00%
Furniture, Fixtures and Fittings	20.00%
Motor Vehicles	20.00%
Office Equipment	20.00%
Computer Equipment	33.34%

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

Tritium intends to grow operations to three global, full scale manufacturing facilities, with investment in new production facilities in Europe and in the United States, and further development of the Brisbane facilities. To the extent Tritium executes on this contemplated expansion, Tritium expects its depreciation expenses to increase as a result.

Finance Costs

Finance costs consist primarily of the interest and borrowing costs incurred on the CIGNA Loan, the Shareholder Loan and the Convertible Notes.

Other Income

Other income consists of government incentives in the form of the Australian federal government’s “JobKeeper” program which was a program aimed to support companies as a result of the COVID-19 pandemic, bank interest received, gains on disposal of assets and other income earned from sales to contractors.

Results of Operations

Comparison of the Fiscal Year Ended June 30, 2021 to the Fiscal Year Ended June 30, 2020

The following table summarizes Tritium’s results of operations for the periods indicated:

	Year Ended June 30,		Period-over-Period Change Year Ended June 30, 2021 to 2020
	2021	2020
	(in thousands, except percentages)		Change ($)	Change (%)
Revenue
Service and maintenance revenue, external parties	$2,594	$5,489	(2,895)	(52.7)%
Service and maintenance revenue, related parties	1	2	(1)	(50.0)%
Hardware revenue, external parties	32,299	34,095	(1,796)	(5.3)%
Hardware revenue, related parties	21,263	7,383	13,880	188.0%

Total revenue	56,157	46,969	9,188	19.6%
Cost of goods sold (exclusive of depreciation)
Service and maintenance – cost of goods sold	(2,873)	(2,138)	(735)	34.4%
Hardware – cost of goods sold	(55,188)	(45,805)	(9,383)	20.5%
Total cost of goods sold	(58,061)	(47,943)	(10,118)	21.1%

Operating costs and expenses
Selling, general and administrative expense	(30,748)	(22,537)	(8,211)	36.4%
Product development expense	(10,521)	(9,548)	(973)	10.2%
Depreciation expense	(2,312)	(1,309)	(1,003)	76.6%

Total operating costs and expenses	(43,581)	(33,394)	(10,187)	30.5%

Loss from operations	(45,485)	(34,368)	(11,117)	32.3%

Finance costs	(8,795)	(1,509)	(7,286)	482.8%
Transaction and offering related fees	(4,794)	—	(4,794)	—
Fair value movements—derivatives	(5,947)	—	(5,947)	—
Other Income	1,940	1,433	507	35.4%
Total other expense	(17,596)	(76)	(17,520)	23052.6%

Loss before income tax	(63,081)	(34,444)	(28,637)	83.1%

Income tax expense	(11)	—	(11)	—

Net (loss)	(63,092)	(34,444)	(28,648)	83.2%

Net (loss) per common share
Net (loss) attributable to common shareholders	(63,092)	(34,444)	(28,648)	83.2%
Basic and diluted – common shares	(0.86)	(0.48)	(0.38)	79.2%
Basic and diluted – class C shares	(0.86)	(0.48)	(0.38)	79.2%
Other comprehensive income (loss), net
Change in foreign currency translation adjustment	(136)	(600)	464	(77.3)%
Total other comprehensive income (loss), net	(136)	(600)	464	(77.3)%

Total comprehensive loss	$(63,228)	$(35,044)	(28,184)	80.4%

Revenue

Revenue increased by $9.2 million, or 19.6%, from $47.0 million during the year ended June 30, 2020 to $56.2 million during the year ended June 30, 2021, primarily attributable to an increase in hardware revenue of $12.1 million offset by a decrease in service and maintenance revenue of $2.9 million.

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. Tritium has three major product lines: Stand Alone, Distributed Chargers and Other. Total hardware revenue (external and related party) increased by $12.1 million, or 29.1%, from $41.5 million during the year ended June 30, 2020 to $53.6 million during the year ended June 30, 2021.

The number of Stand Alone products sold increased by 35, or 5.0%, from 702 during the year ended June 30, 2020 to 737 during the year ended June 30, 2021. The average selling price of Stand Alone products increased by $7,569, or 38.5%, from $19,682 during the year ended June 30, 2020 to $27,251 during the year ended June 30, 2021. This was due to the introduction of higher-powered Stand Alone chargers in late 2020 which command a higher price.

A Distributed Charger site is based on a two-user unit configuration. Sales of Distributed Chargers decreased by 26 sites, or 9.8%, from 260 sites in 2020 to 234 sites in 2021. This was due to the fulfillment of a major Distributed Charger contract primarily in 2020 with a finalization in early 2021. The average selling price of Distributed Chargers increased by $35,411, or 33.3%, from $105,503 during the year ended June 30, 2020 to $140,914 during the year ended June 30, 2021. This was primarily due to the introduction of a new Distributed Charger product in 2021.

Tritium does not expect average selling prices to continue to increase at this rate, as higher powered Stand Alone chargers are not expected to be introduced in the near term.

Service and Maintenance Revenue

Service and maintenance revenue decreased by $2.9 million, or 52.7%, from $5.5 million during the year ended June 30, 2020 to $2.6 million during the year ended June 30, 2021. During 2020, Tritium undertook the completion of a non-recurring, one-off upgrade contract of chargers in the field. Due to the one-off nature of the contract, it was not repeated in 2021 which contributed to a decrease of $4.7 million in service and maintenance revenue for the year ended June 30, 2021 compared to 2020. This $4.7 million decrease was offset by an increase in commissioning, repair, maintenance, training and extended warranties of $1.9 million from $0.6 million during the year ended June 30, 2020 to $2.5 million during the year ended June 30, 2021 primarily derived from new SLAs.

Cost of Goods Sold

Cost of goods sold increased by $10.1 million, or 21.1%, from $47.9 million during the year ended June 30, 2020 to $58.1 million during the year ended June 30, 2021 primarily attributable to an increase in product cost of goods sold.

Hardware – Cost of Goods Sold

Hardware – cost of goods sold increased by $9.4 million, or 20.5%, from $45.8 million during the year ended June 30, 2020 to $55.2 million during the year ended June 30, 2021, primarily attributable to an increase in the average cost of Stand Alone products and Distributed Chargers.

The average cost of Stand Alone products increased by $7,110, or 54%, from $13,183 during the year ended June 30, 2020 to $20,293 during the year ended June 30, 2021. This increase was due to the introduction of the high powered range of new chargers, which have higher manufacturing costs.

The average cost of Distributed Chargers increased by $34,092, or 48%, from $70,395 during the year ended June 30, 2020 to $104,486 during the year ended June 30, 2021. This was primarily due to the introduction of a new Distributed Charger product in 2021.

Service and Maintenance – Cost of Goods Sold

Service and maintenance – cost of goods sold increased by $0.7 million, or 34.4%, from $2.1 million during the year ended June 30, 2020 to $2.9 million during the year ended June 30, 2021. The increase is primarily attributable to a change in the mix of service and maintenance offered during the period with reduced non-recurring contract services which have lower service-related cost of goods sold with an increase in SLAs entered into during the year which have a higher associated service-related cost of goods sold.

Segment Gross Profit (Loss)

Segment gross loss increased by $0.9 million, or 95.5%, from a Segment gross loss of $1.0 million during the year ended June 30, 2020 to an Segment gross loss of $1.9 million during the year ended June 30, 2021, primarily attributable to the decreased Segment gross margin on service and maintenance revenue.

Segment gross margin on hardware revenue increased from (10.4)% during the year ended June 30, 2020 to (3.0)% during the year ended June 30, 2021, representing a decrease to Segment gross loss of $2.7 million, from a Segment gross loss of $4.3 million during the year ended June 30, 2020 to a Segment gross loss of $1.6 million during the year ended June 30, 2021, primarily attributable to an increase in Segment gross profit for Distributed Chargers of $3.7 million and increase in Segment gross profit for Other of $0.2 million from a Segment gross loss of $(0.03) million during the year ended June 30, 2020 to a segment gross profit of $0.1 million during the year ended June 30, 2021.

These increases were offset by a decrease in Segment gross profit for Stand Alone chargers of $1.2 million from $0.1 million during the year ended June 30, 2020 to $(1.0) million during the year ended June 30, 2021.

The improved Segment gross margin on Distributed Chargers resulted from a combination of new products with more favorable margin.

Segment gross margin on service and maintenance revenue decreased from 61.1% during the year ended June 30, 2020 to (10.7)% during the year ended June 30, 2021, representing a decrease in Segment gross profit of $3.6 million. This decrease is attributable to the decrease in service and maintenance revenue to external parties for a non-recurring, one-off, high gross margin contract replaced by increased SLA contract service and maintenance revenue which has a lower gross margin.

For the purpose of reconciling non-GAAP financial measures to the most directly comparable GAAP measures, Tritium has calculated gross (loss) and gross margin inclusive of the allocation of relevant depreciation and amortization in accordance with GAAP. Gross (loss) is calculated as total revenue less total cost of goods sold (exclusive of depreciation) and depreciation expense attributable to segments, gross margin is gross (loss) expressed as a percentage of total revenue. It is to be noted that GAAP gross (loss) and gross margin are not presented in the financial statements. See below for reconciliations of Segment gross (loss) to gross (loss) from operations and Segment gross margin to gross margin.

	Group
	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Total revenue	56,157	46,969
Total cost of goods sold (exclusive of depreciation)	(58,061)	(47,943)
Segment depreciation expense	(926)	(584)

Gross (loss)	(2,830)	(1,558)

Add back
Segment depreciation expense	(926)	(584)

Segment gross (loss)	(1,904)	(974)

Gross (loss)	(2,830)	(1,558)
Total revenue	56,157	46,969

Gross margin	(5.0)%	(3.3)%

Segment gross (loss)	(1,904)	(974)
Total revenue	56,157	46,969

Segment gross margin	(3.4)%	(2.1)%

Selling, General and Administrative Expenses

SG&A expenses increased by $8.2 million, or 36.4%, from $22.5 million during the year ended June 30, 2020 to $30.7 million during the year ended June 30, 2021, primarily attributable to increases in stock based payment expenses (total of stock based employee benefits expense and cash settled stock based compensation expense) of $8.4 million, wages, salaries, and other employee benefits of $0.2 million, foreign exchange losses of $1.2 million, IT and communications expenses of $0.2 million, insurance costs of $0.2 million and expected credit losses on trade receivables of $0.3 million. The overall increase in SG&A expenses was offset by a decrease in occupancy costs of $1.3 million due to receiving a lease incentive on the new test facility, sales and marketing costs of $0.1 million and travel, meal and accommodation expenses of $1.0 million due to the impacts of the COVID-19 pandemic.

Product Development Expenses

Product development expenses increased by $1.0 million, or 10.2%, from $9.5 million during the year ended June 30, 2020 to $10.5 million during the year ended June 30, 2021, primarily attributable to increases in product development project costs of $1.0 million.

Depreciation Expense

Depreciation expense increased by $1.0 million, or 76.6%, from $1.3 million during the year ended June 30, 2020 to $2.3 million during the year ended June 30, 2021, primarily attributable to increases in depreciation charges for plant and equipment of $0.6 million, computer hardware and software of $0.2 million, furniture and fixtures of $0.1 million and leasehold improvements of $0.1 million. The increase in depreciation expense is primarily attributable to an increase in property, plant and equipment of $0.9 million or 18.8% from $4.8 million during the year ended June 30, 2020 to $5.7 million during the year ended June 30, 2021.

Finance Costs

Finance costs increased by $7.3 million, or 482.8%, from $1.5 million during the year ended June 30, 2020 to $8.8 million during the year ended June 30, 2021, primarily attributable to a full year of interest expense incurred in connection with the CIGNA Loan, which represented an increase of $2.7 million from $1.2 million for the year ended June 30, 2020 to $3.9 million for the year ended June 30, 2021. Additionally, the increase is attributable to an increase in interest expense incurred on the Shareholder Loan Agreement of $0.4 million and on the Convertible Notes of $3.7 million incurred from $0.3 million and $0, respectively, for the year ended June 30, 2020 to $4.4 million for the year ended June 30, 2021. The remaining increase was attributable to an increase in borrowing expenses of $0.2 million to raise funding and finance costs of $0.2 million in providing settlement discount.

Transaction and offering related fees

Transaction and offering related fees increased by $4.8 million, from $0 during the year ended June 30, 2020, primarily attributable to increases in accounting fees of $1.2 million, audit fees of $1.0 million and legal fees of $2.6 million in relation to the Business Combination.

Fair value movements – derivative

Fair value movements—derivative increased by $5.9 million, from $0 during the year ended June 30, 2020, attributable to the recognition of the embedded derivative associated with the prepayment right for the CIGNA Loan. The progression of the Business Combination has increased the probability of triggering the mandatory prepayment rights of the CIGNA Loan as a result of the change in control provisions under the agreement during the year ended June 30, 2021. See “—Liquidity and Capital Resources—Sources of Liquidity—CIGNA Loan.”

Other income

Other income increased by $0.5 million, or 35.4% , from $1.4 million during the year ended June 30, 2020 to $1.9 million during the year ended June 30, 2021, primarily attributable to an increase in the Australian federal government’s “JobKeeper” program in response to the COVID-19 pandemic of $0.3 million and an increase in other income of $0.2 million, primarily attributable to an increase in sales to contractors.

Liquidity and Capital Resources

Sources of Liquidity

Tritium is an early-stage growth business and has funded its business operations primarily with the issuance of equity and through borrowings, along with cash from operations. Tritium’s primary cash requirements are for inventory, general operating wages, product development expenses and infrastructure. Tritium’s short-term liquidity requirements and priorities following the business combination are to fund the continued increase in manufactured goods which will require larger volumes of inventory as orders increase in the normal course of business. Over the longer term, Tritium’s liquidity requirements are expected to include the funding of new planned manufacturing facilities and their potential expansion over time based on capacity needs and sales. High levels of redemptions by DCRN public stockholders in connection with the Business Combination could impact Tritium’s planned expansion activities, including its ability to fully fund the construction of planned manufacturing facilities.

At June 30, 2021, Tritium had total stockholders’ deficit of $64.0 million and accumulated losses of $163.1 million, compared to total stockholders’ deficit of $3.9 million and accumulated losses of $100.0 million at June 30, 2020. Tritium incurred losses after tax of $63.1 million for the year ended June 30, 2021 and $34.4 million for the year ended June 30, 2020. As of June 30, 2021, Tritium had cash and cash equivalents of $6.2 million dollars. Cash and cash equivalents are held in USD, AUD, and Euros (“EUR”).

Tritium incurred operating cash outflows of $32.5 million for the year ended June 30, 2021 compared to operating cash outflows of $40.4 million for the year ended June 30, 2020.

Tritium has external borrowing facilities totaling $73.9 million. The terms of the external borrowings, specifically the interest-bearing liabilities, require that Tritium maintain minimum liquidity reserve levels throughout the term of the arrangement. They also require the borrowings to be mandatorily repaid upon the occurrence of certain events such as a change in control event.

In connection with the completion of the Business Combination, Tritium expects to repay borrowings under the CIGNA Loan, the Shareholder Loan (as defined below) and the Convertible Notes. However, the closing of the Business Combination is not within Tritium’s control.

CIGNA Loan

On April 30, 2020, Tritium entered into a Senior Loan Note Subscription Agreement in connection with the CIGNA Loan, which had $38.3 million outstanding at June 30, 2021. These issuance costs are deducted from the borrowings balance. The CIGNA Loan is due on December 31, 2024 and is subject to certain financial covenants. This accrued interest, including unpaid interest, on borrowings is capitalized into the balance of the borrowings and is repayable in full with the principal at the termination date of the agreement. The CIGNA Loan accrues interest at a rate of 11.0% per annum.

Subsequent to June 30, 2021, working capital funding has been secured with an extension to the CIGNA Loan for an additional A$40.0 million (approximately $29.4 million) for Tritium to continue its operations as intended, with funds received in July 2021.

CIGNA Refinance Loan

On December 7, 2021, Tritium entered into a Senior Loan Note Subscription Agreement for a principal amount of $90.0 million (the “CIGNA Refinance Loan”), whereby Tritium may not utilize the loan unless certain conditions are met, including the completion of the Business Combination with a minimum cash balance of at least $70.0 million, among other conditions. To the extent that Tritium has a cash balance in excess of $125.0 million at the completion of the Business Combination, a portion of the principal amount of the CIGNA Refinance Loan would be required to be repaid within 30 days of the first borrowing under the CIGNA Refinance Loan, as further described in the Senior Loan Note Subscription Agreement. The CIGNA Refinance Loan becomes due on December 31, 2024 and is subject to certain financial covenants. Interest on borrowings from the CIGNA Refinance Loan accrues daily and accrued interest is payable quarterly, with any accrued but unpaid interest outstanding on the termination date thereof (or earlier date on which the CIGNA Refinance Loan is repaid in full) being payable on such date. The CIGNA Refinance Loan accrues interest at a rate of 7.50% per annum and is payable quarterly. The foregoing description is qualified in its entirety by the text of the Senior Loan Note Subscription Agreement, which is included as Exhibit 10.21 to the registration statement of which this proxy statement/prospectus forms part and is incorporated herein by reference.

Shareholder Loan

Tritium entered into the Shareholder Loan with St Baker Energy Holdings Pty Ltd on May 5, 2020 for a loan amount of $7.5 million, under which Tritium borrowed an aggregate principal amount of $5.6 million. The outstanding balance of the Shareholder Loan at June 30, 2021 was $6.4 million compared to $5.2 million at June 30, 2020.

The Shareholder Loan accrues interest at a rate of 11%. This accrued interest on the borrowing is capitalized into the balance of the Shareholder Loan and is repayable in full with the principal at the termination date of the agreement.

The borrowings under the Shareholder Loan are secured through the inventory value of Tritium. Total security provided at June 30, 2021 was $40.6 million compared to $30.4 million at June 30, 2020. The Shareholder Loan is repayable on the termination date of December 31, 2021. The Shareholder Loan is expected to be repaid in full in connection with the closing of the Business Combination. St Baker Energy Holdings Pty Ltd is expected to receive the sum of the June 30, 2021 balance of $6.4 million, with appropriate additional accrued interest at the 11% rate noted above. For additional information, see “Certain Relationships and Related Transactions—Tritium Relationships and Related Party Transactions—Loans payable to St. Baker Energy.”

Convertible Notes

Tritium has recognized the issuance of zero coupon mandatorily convertible notes to certain of Tritium’s existing shareholders in January and May 2021 with a subscription value of $33.8 million and a maturity date of 12 months from the date of issuance (the “Convertible Notes”). The notes will be settled through the issue of a variable number of common shares equivalent to the face value of the notes determined by reference to the fair value of the shares at the redemption date less a 30% discount for the January 2021 issuance and a 20% discount for the May 2021 issuance.

The notes contain a contingent acceleration clause upon occurrence of a change in control event. Upon such an event, the notes must be settled on the same basis and same amount as on maturity. The Group has determined the feature to be an ‘embedded derivative’ requiring recognition separate from the note liability. The fair value of the embedded derivative recognized is $0.87 million as of June 30, 2021. After recognition of the separate embedded derivative, the Group accounts for the notes at amortised cost, with the discount amortized in interest expense over the life of the notes.

As described above, the Convertible Notes will convert to a variable number of ordinary shares equivalent to the face value of the notes determined by reference to the fair value of the shares at the redemption date less a 30% discount for the January 2021 issuance and a 20% discount for the May 2021 issuance. Once the shares have been issued, the Convertible Notes cease to exist and are replaced by normal, fully paid ordinary shares of Tritium. These shares will make up approximately $45.8 million of the $1.2 billion in rollover equity for Tritium Holdings Pty Ltd shareholders. For additional information, see “Certain Relationships and Related Transactions—Tritium Relationships and Related Party Transactions—Convertible Notes.” Since the Convertible Notes will convert into a variable number of ordinary shares of Tritium, the potential number of ordinary shares to be issued is not included in the number of shares held by former Tritium shareholders at Closing.

National Australia Bank facility (“NAB Facility”)

Tritium entered into the NAB Facility with National Australia Bank on June 1, 2017, which was reissued on January 24, 2021, which is used for credit cards, bank guarantees and other liabilities. The NAB Facility is a bank guarantee 100% supported by term deposits. Security over the NAB Facility borrowings is held by term deposits of $1.0 million. The total facility limit is $1.7 million, of which a total of $0.1 million is unused at June 30, 2021. The Standby Letter of Credit included in the NAB Facility as at June 30, 2021 incurs a facility fee of 1.5% payable in advance. Tritium Australia holds an equal and offsetting term deposit with the National Australia Bank which receives 0.05% interest per annum. Tritium considers the NAB Facility an off-balance sheet arrangement. The NAB Facility will not be repaid in connection with the Business Combination.

Long-Term Liquidity Requirements

Tritium’s current liquidity risk is that it will encounter difficulty in meeting its financial obligations as they become due (see Note 1 to Tritium’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information). These conditions give rise to substantial doubt about the Tritium Group’s ability to continue as a going concern for one year from the issuance of the financial statements.

However, the Tritium Directors believe that the Tritium Group will continue as a going concern because of the following reasons:

In May 2021, Tritium entered into a business combination agreement – details of which are set out in Note 28 to Tritium’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The proposed transaction is expected to provide a significant source of working capital for the Tritium Group, but is subject to, among other things, the approval by DCRN stockholders, the approval by the Company shareholders, the waiver of options held by one of our shareholders (obtained in August 2021), SEC review of the Registration Statement and the satisfaction or waiver of other customary closing conditions. As such the closing of the transaction is not within the Tritium Group’s control. Post June 30, 2021, working capital funding has been secured with an extension to the CIGNA Loan for a further $29.4 million to continue its operations as intended, with funds received in July 2021. In addition, on December 7, 2021, Tritium entered into the CIGNA Refinance Loan for a principal amount of $90.0 million, which is subject to certain conditions, including completion of the Business Combination with a minimum cash balance of at least $70.0 million. Tritium plans to utilize the loan for continuing operations. The Tritium Group’s existing major shareholders have also provided confirmation that they will provide additional financial assistance to the Tritium Group as and when it is needed to enable the Tritium Group to continue its operations and fulfill all its financial obligations.

While management has secured a level of additional funding, due to the uncertainty surrounding the timing and likelihood of the proposed transactions with DCRN, there can be no assurances that the Transaction will close or that it will close in its current form. In such circumstances, the Tritium Group will need to raise additional capital through loans or additional investments. If the Tritium Group is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses. The Tritium Group cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Should the Tritium Group be unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in Tritium’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Additional capital expenditure is required to establish local production facilities in the future. Long-term risks to liquidity include requirements to purchase inventory if demand outpaces forecast, or if supply chain conditions continue to be disruptive to inventory management.

Tritium manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long term financial liabilities as well as cash outflows required in the day to day business. Funding for long term liquidity needs is additionally secured by committed debt facilities and equity raising.

As noted above, subsequent to June 30, 2021, working capital funding has been partially secured with an extension to the CIGNA Loan for an additional A$40.0 million (approximately $29.4 million) for Tritium to continue its operations as intended, with funds received in July 2021. In addition, on December 7, 2021, Tritium entered into the CIGNA Refinance Loan for a principal amount of $90.0 million, which is subject to certain conditions, including completion of the Business Combination with a minimum cash balance of at least $70.0 million. Tritium plans to utilize the loan for continuing operations.

In addition, certain of Tritium’s existing major shareholders executed a Confirmation of Financial Support, dated July 15, 2021, providing confirmation that they will jointly accept responsibility of providing, and undertake to provide, additional financial assistance to Tritium as and when it is needed to enable Tritium to continue its operations and fulfill all of its financial obligations for a minimum period of twelve months from July 31, 2021.

Additionally, upon the consummation of the Business Combination, Tritium will have access to DCRN’s funds. It is a condition of the Business Combination Agreement that the Trust Account contain no less than $200 million at Closing, including the Pipe Funds and after giving effect to the redemption and payment of DCRN expenses, which are currently estimated at $30.4 million. This condition is subject to amendment or waiver pursuant to the terms of the Business Combination Agreement.

Cash Flows

For the Fiscal Years Ended June 30, 2021 and 2020

The following table sets forth a summary of Tritium’s cash flows for the periods indicated:

	Year Ended June 30,
	2021	2020
	(in thousands)
Net cash (used in) provided by:
Operating activities	(32,460)	(40,436)
Investing activities	(2,572)	(1,309)
Financing activities	33,367	48,302

Net increase (decrease) in cash and cash equivalents	(1,665)	6,557

Net Cash Used in Operating Activities

Net cash used in operating activities decreased by $8.0 million, or 19.7%, from $40.4 million during the year ended June 30, 2020 to $32.5 million during the year ended June 30, 2021, primarily attributable to a decrease in working capital of $12.3 million. The decrease in net cash used in operating activities is offset by an increase in net loss after income tax adjusted for non-cash items of $4.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $1.3 million, or 96.5%, from $1.3 million during the year ended June 30, 2020 to $2.6 million during the year ended June 30, 2021, primarily attributable to an increase in payments for property, plant and equipment of $1.3 million.

Tritium intends to grow operations globally to three full-scale manufacturing facilities, with investment in new production facilities in Europe and in the United States, and further development of the Brisbane facilities. To the extent Tritium executes on this contemplated manufacturing expansion, Tritium expects its Net cash used in investing activities to increase as a result.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $14.9 million, or 30.9%, from $48.3 million during the year ended June 30, 2020 to $33.4 million during the year ended June 30, 2021, primarily attributable to decreases in net proceeds from the issuance of shares of $23.7 million, net proceeds from borrowings and related transaction costs of $19.5 million and proceeds from related party borrowings of $5.2 million offset by an increase in the net proceeds from the issue of Convertible Notes of $33.4 million.

Off-Balance Sheet Arrangements

As of June 30, 2021, as noted above, Tritium maintained the NAB Facility, which Tritium used for credit cards, bank guarantees and other liabilities. Tritium considers the NAB Facility an off-balance sheet arrangement. As of June 30, 2021, Tritium was not a party to any other off-balance sheet arrangements. Tritium is not aware of any event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination or material reduction in availability to the Tritium of the NAB Facility.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of Tritium’s financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Tritium to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Tritium’s estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While Tritium’s significant accounting policies are described in more detail in Note 1 to its consolidated financial statements included elsewhere in this proxy statement/prospectus, it believes the following accounting policies and estimates to be most critical to the preparation of its consolidated financial statements.

Revenue Recognition

Revenue from contracts with customers

Revenue is recognized when or as the control of the goods or services are transferred to the customer. Depending on the terms of the contract, control of the goods or services may be transferred over time or a point in time. If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards satisfying the performance obligation, otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include more than one performance obligation. For such arrangements, Tritium allocates the contract price to each distinct performance obligation based on the relative standalone selling price. All revenue is stated net of the amount of taxes. The specific recognition criteria described below must also be met before revenue is recognized.

Sale of hardware revenue

Tritium generates revenue from the sale of EV chargers. The contracts with customers include distinct performance obligations relating to the sale of goods and other related services. The overall contract price is allocated to the distinct performance obligations based on the relative standalone selling price. Revenue from sale of EV chargers is recognized at a point in time when Tritium transfers control of the assets to the customer.

Tritium also provides for standard warranty rights for general repairs for either two or three years on all EV chargers sold. This standard warranty is not considered to be a separate performance obligation. The estimated warranty costs are recognized as a liability when Tritium transfers control of the goods to a customer.

Rendering of services revenue

Tritium generates revenue from services in relation to commissioning, repair, maintenance, and training. Generally, revenue in relation to rendering of services is recognized when the service has been provided, either over time or at a point in time. Tritium recognizes the material portion of their revenue from services at a point of time when the service is delivered (i.e., for commissioning and repairs). However, if the service is performed over a period of time and if the outcome can be estimated reliably then the stage of completion of the services based on an input method (i.e., costs incurred) is used to determine the appropriate level of revenue to be recognized in the period.

Tritium provides an extended warranty to its customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and recognized over the period in which the service is provided based on the time elapsed (this commences after the standard warranty expires).

Costs to obtain a contract

Costs to obtain a contract mainly relate to commissions paid to Tritium’s sales personnel. As contract costs related to sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred. Amounts billed to customers related to shipping and handling are classified as revenue. The cost for freight and shipping are recognized as an expense in cost of goods sold when control over the chargers, parts or accessories have transferred to the customer.

Contract liabilities

A contract liability balance typically arises due to allocation of a part of the consideration received to unsatisfied performance obligations, including extended warranty obligations under revenue contracts. Contract liabilities also arise due to receipt of advances from the customer, prior to satisfaction of performance obligations.

Tritium’s balance sheet includes customer advances and unearned revenue as contract liabilities.

Grant income

Tritium received government incentives during the fiscal year ended June 30, 2021 in the form of the JobKeeper program which was a program aimed to support companies as a result of the COVID-19 pandemic. Grant income is recognized in the Consolidated Statement of Comprehensive Loss when Tritium is entitled to the grant, it can be measured reliably, and it is probable that the economic benefits gained from the grant will be received. It is recognized as a liability until these conditions have been met. Government grants received by Tritium are typically for the reimbursement of expenses incurred.

Leases

Tritium leases a number of office and warehouse facilities for its operations. These leases predominately relate to operating leases. Tritium did not have any material finance lease arrangements during the year and at June 30, 2021 and June 30, 2020.

Tritium as Lessee

Tritium assesses whether a contract is or contains a lease at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time and obtain all the output, in exchange for consideration. In such instances, Tritium recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements, except for short term leases. For these leases, Tritium recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Measurement and presentation of lease liability

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. Tritium has elected the practical expedient to account for lease and non-lease components as a single lease component. Therefore, the lease payments used to measure the lease liability includes the fixed consideration in the contract.

Key estimates and judgments include how Tritium determines the lease term of contracts with renewal and termination options. Where this exists, management has included renewal and termination options where there is a reasonable certainty that it will be exercised. There were no significant renewal or termination options during the year and at June 30, 2021 and June 30, 2020.

An additional key estimate and judgment is the determination of the discount rate. Accounting Standards Codification (“ASC”) 842 Leases requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, Tritium cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, Tritium generally uses its incremental borrowing rate as the discount rate for the lease. The incremental borrowing rate is the rate of interest that Tritium would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

The lease liability is separately disclosed on the Consolidated Statement of Financial Position. The liabilities which will be repaid within twelve months are recognized as current and the liabilities which will be repaid in excess of twelve months are recognized as non-current liabilities.

The lease liability is subsequently measured by reducing the balance to reflect the principal lease repayments made and increasing the carrying amount by the interest on the lease liability. Tritium is required to remeasure the lease liability and make an adjustment to the right of use asset in the following instances:

•

the term of the lease has been modified or there has been a change in Tritium’s assessment of a purchase option being exercised, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•

a lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

•

the lease payments are adjusted due to changes in the index or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate. However, if a change in lease payments is due to a change in a floating interest rate, a revised discount rate is used.

Measurement and presentation of right-of-use asset

The right-of-use assets recognized by Tritium comprise the initial measurement of the related lease liability, any lease payments made at or before the commencement of the contract, less any lease incentives received and any direct costs. Costs incurred by Tritium to dismantle the asset, restore the site or restore the asset are included in the cost of the right-of-use asset.

Any remeasurement of the lease liability is also applied against the right-of-use asset value.

Extension options

The lease term for Tritium’s leases includes the non-cancelable period of the lease plus any additional periods covered by either Tritium’s option to extend (or not to terminate) the lease that Tritium is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Loans and debt securities

Loans and debt securities issued are recognized on the date when they originated at fair value. All other financial liabilities are initially recognized on the trade date. Tritium derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

Finance cost includes all interest-related expenses.

Convertible Notes

Tritium has recognized the issuance of Convertible Notes in January and May 2021 with a subscription value of $33.8 million and a maturity date of 12 months from the date of issuance. The liability will be settled through the issue of equity shares which will be measured at their fair value on the date of redemption and will take into consideration the cash received under the subscription agreement and a discount rate of 30% for the January 2021 issuance and 20% for the May 2021 issuance, used to determine the number of shares to be issued upon redemption. The amount of $37.4 million has been classified as of June 30, 2021 as a financial liability measured at amortized cost until it is extinguished on conversion or redemption.

Finance costs

Finance costs are recognized as expenses in the period in which they are incurred.

Finance costs include interest on borrowings using the effective interest method, amortization of discounts or premiums related to borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Derivative Instruments

Tritium recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Tritium evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in Tritium’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income/(expense) in the Consolidated Statement of Comprehensive Loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

Transaction related costs

Costs related to the Business Combination have been expensed as incurred.

Warranties

Tritium provides a manufacturer’s standard warranty on all EV chargers sold. Tritium recognizes a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to Tritium’s history of warranty claims.

Tritium considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the EV charger, and therefore is not a separate performance obligation.

Tritium also provides extended warranty services separately to the standard warranty. The extended warranty is an incremental service provided to the customers and as such the extended warranty is a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606 Revenue from Contracts with Customers.

Tritium also recognizes a provision for future extended warranty measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period.

The portion of the warranty provision expected to be incurred within the next 12 months is included within current provisions, while the remaining balance is included within non-current provisions in the Consolidated Statement of Financial Position. Warranty expense is recorded as a component of cost of goods sold in the Consolidated Statement of Comprehensive Loss.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventory is determined using a weighted average approach and is net of any rebates and discounts received.

The costs of inventory included in the Consolidated Statement of Comprehensive Loss includes directly attributable overhead costs to manufacture, raw materials purchases, associated freight and labour costs.

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence. There is no material provision for impairment recognized as of June 30, 2021 and June 30, 2020.

Employee benefits

Liabilities in respect of employee benefits which are not due to be settled within twelve months are discounted at period end using rates which most closely match the terms of maturity of the related liabilities. Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements.

Wages, salaries, annual and long service leave

The provision for employee entitlements to wages, salaries and annual and long service leave represents the amount which Tritium has a present obligation to pay resulting from employees’ services provided up to the reporting date. Provisions have been calculated based on expected wage and salary rates and include related costs. In determining the liability for these employee entitlements, consideration is given to estimated future increases in wage rates, and Tritium’s experience with staff departures.

Superannuation

Defined contribution superannuation plans exist to provide benefits for eligible employees or their dependents. Contributions by Tritium are expensed to the Consolidated Statement of Comprehensive Loss as incurred.

Annual bonus

Tritium recognizes a liability for bonuses based on a formula that takes into consideration the specific performance indicators outlined in employee contracts. Tritium recognizes a liability where it is contractually obliged to pay an amount under the bonus plan or where there is a past practice that has created a constructive obligation.

Termination

Termination benefits are recognized as an expense when Tritium is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if Tritium has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Stock-based compensation

Employees of Tritium receive remuneration in the form of stock-based arrangements, whereby employees render services as consideration for equity instruments under Tritium’s Loan Funded Share Plan (“LFSP”), or cash settlement under Tritium’s Shadow Equity Plan (“SEP”).

Awards issued under the LFSP are equity settled arrangements and are measured at the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of the expense incurred. Tritium recognizes this stock-based compensation expense at grant date as there are no service conditions attached to LFSP equity awards.

Awards issued under Tritium’s SEP are cash-settled arrangements and contain service conditions. Tritium initially measures the cash-settled transactions with employees at fair value using a Black-Scholes model to determine the fair value of the liability incurred. Tritium recognizes cash-settled transactions as a liability on award grant and records related compensation expense over the requisite service period if the performance condition is probable.

For stock-based compensation, the expense is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable. As discussed further below, because there was no public market for common stock prior to the Business Combination, Tritium considered the price per share paid by investors in Tritium’s private financings, among other factors, to determine the fair value of the ordinary shares at the time of grant included in the Black-Scholes model. Additionally, in applying the Black-Scholes model, Tritium has assessed the implied volatility utilized by estimating based on similar publicly traded peer companies (as it has no company-specific performance measures). Further details as to the inputs into the fair value of the respective grants is outlined in Note 23 to Tritium’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

As stated above, for awards that contain service conditions, Tritium recognizes stock-based compensation over the period during which an employee is required to provide a service in exchange for the award. For settlement of cash-settled stock-based compensation, the liability is remeasured at the end of each reporting period up to the date of settlement, with any changes in the expected settlement amounts recognized in comprehensive loss as a stock-based compensation expense over the period during which an employee is required to provide service in exchange for the award. This requires a reassessment of the estimates used at the end of each reporting period.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Year ended June 30,
	2021	2020
Expected volatility	60%	40%
Risk-free interest rate	1.59%	2.18%
Dividend rate	0.00%	0.00%
Expected term (in years)	1.50	2.5

For issuance of stock-based compensation between July 1, 2019 and February 19, 2021, the fair value of the underlying ordinary shares considered the price per share paid by investors in Tritium’s private financings. In establishing the price to be paid by investors in its private financings, Tritium considered in part an external valuation report of an independent third-party valuation firm as of June 30, 2018 in addition to other factors, including:

•	Tritium’s actual and expected operating and financial performance;

•	likelihood of Tritium achieving a liquidity event;

•	market multiples of comparable companies in Tritium’s industry;

•	Tritium’s stage of development;

•	illiquidity of share-based awards involving securities in a private company;

•	industry information, such as market size and growth; and

•	macroeconomic conditions.

Based on the factors described above, Tritium established the price of A$4.44 per share to be paid by investors in its private financings. This valuation utilized a comparable company analysis, the transaction method and an income approach. After considering the price paid by investors, the external valuation report and the other factors described above, Tritium also determined A$4.44 to be the fair value of the underlying ordinary shares for stock-based compensation issued between July 1, 2019 and February 19, 2021.

There were no issuances under Tritium’s loan funded share plan or cash-settled compensation plan after February 19, 2021.

On May 25, 2021, the Business Combination Agreement was signed and on June 30, 2021 a reassessment of the equity value was completed taking into account the offer, along with the associated conditions and uncertainties of the Business Combination Agreement.

Prior to the execution of the LOI, Tritium considered the factors described above to determine the fair value of the underlying ordinary shares, which was used as an input to then determine the stock compensation expense. After execution of the LOI and due to the proximity to the Business Combination, the terms of the LOI were considered the more appropriate valuation basis (adjusted for conditions, uncertainties and risk contingencies). For remeasurement of the outstanding liability of Tritium’s stock-based compensation as of June 30, 2021, the fair value of the underlying ordinary shares was determined based on pricing terms indicated in the LOI or the Business Combination Agreement (once signed), as adjusted for uncertainties and other management assumptions. This approach resulted in a share valuation of A$12.13. A Black-Scholes model was then applied in determining the stock-based compensation for the period ended June 30, 2021.

Contributing factors to the increased share valuation at June 30, 2021 include:

•

Between January 1, 2021 and June 30, 2021, Tritium successfully certified and completed initial production runs for Tritium’s new product, the RTM75. These activities resulted in a significant de-risking of this new product, the first of the new MSC product range. These products have modular components and are scalable, giving customers the opportunity to increase the power of the charger by buying more modules rather than replacing the whole charger. A large percentage of the increased sales highlighted below are for this new generation of product.

•

A considerable increase in demand for Tritium’s products. In the fourth calendar quarter of 2020, sales were approximately $9 million, compared to approximately $26 million in the second calendar quarter of 2021.

•	Significant further growth and investment in the EV sector, for example:

•	The continued growth in EV sales globally.

•	The unveiling of the Biden Administration’s American Jobs Plan in 2021, which included provisions for potential significant U.S. government investment in public charging infrastructure.

•

The increasing probability that the Business Combination will be approved by Tritium and DCRN shareholders, as well as the removal of certain discounts previously attributed to risks around due diligence, regulatory approvals and other uncertainties related to the Business Combination.

Expected Volatility

Tritium historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Dividend Yield

Expected dividend yield is based on the fact that Tritium has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Risk Free Interest Rate

The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected Term

The expected term of the share options has been determined based on an assessment of the estimated timing that employees would either exercise or an entitlement event would occur.

Common Stock Valuation

The weighted average exercise price is equal to the weighted average stock price.

Income Taxes

Tritium’s income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Tritium recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Tritium records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. Tritium has not incurred any material interest and penalties in either the June 30, 2021, or June 30, 2020, periods. Tritium does not have any material uncertain tax positions during the period recognized.

Recent Accounting Pronouncements

See Note 1 of Tritium’s consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding recently issued accounting pronouncements.

In December 2019, the FASB issued an Accounting Standards Update (“ASU 2019-12”) “Simplifying the Accounting for Income Taxes,” which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. Tritium is currently assessing the impact of adopting this standard on its financial statements. The Group expects to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2019-12 for fiscal years beginning after December 15, 2021.

In August, 2020, the FASB issued Accounting Standards Update (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments are effective for fiscal years beginning after December 15, 2021. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. Tritium is currently assessing the impact of adopting this standard on its financial statements. The Group expects to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-06 for fiscal years beginning after December 15, 2023.

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-08”) “Codification Improvements to Subtopic 310 – 20, Receivables – Non-refundable Fees and Other Costs” and is effective for fiscal years beginning after December 15, 2020. The amendments clarify the FASB’s intent that an entity should revaluate whether a callable debt security that has multiple call dates is within the scope of paragraph 310-20-35-33 for each reporting period. Tritium is currently assessing the impact of adopting this standard on its financial statements. The Group expects to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-08 for fiscal years beginning after December 15, 2021.

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-10”) “Codification Improvements”. The purpose of these amendments is to make minor amendments and updates to the Codification for technical corrections such as conforming standards, clarifications of guidance, simplifications to wording or structure of guidance, and other minor improvements. The amendments are effective for fiscal years beginning after December 15, 2020. Tritium is currently assessing the impact of adopting this update on its financial statements. The Group expects to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-10 for fiscal years beginning after December 15, 2021.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Tritium is exposed to foreign currency risk related to its revenue and operating expenses denominated in currencies other than U.S. dollar. Tritium’s functional currency is Australian Dollars (AUD), and the Tritium Subsidiaries have U.S. dollar and EUR functional currencies.

The assets and liabilities of Tritium and the Tritium Subsidiaries with functional currencies other than USD are translated into USD using the exchange rates at the reporting date. The revenues and expenses of such entities are translated into USD using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in accumulated other comprehensive loss in shareholders’ deficit.

Net loss attributable to common stockholders is recognized in the Consolidated Statement of Comprehensive Loss when the foreign operation or net investment is disposed of.

For each entity, Tritium determines the functional currency. Items included in the financial statements of each entity are measured using that functional currency. Tritium uses the step-by-step method of consolidation.

Tritium does not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

See Tritium’s accompanying audited consolidated financial statements as of and for the years ended June 30, 2021 and 2020 included elsewhere in this proxy statement/prospectus, including Note 1 thereto, for more information on foreign currency translation adjustments.

Internal Control Over Financial Reporting

In connection with the preparation of Tritium’s consolidated financial statements for the years ended June 30, 2021 and June 30, 2020, material weaknesses were identified in its internal control over financial reporting. See the subsection titled “Risk Factors—Tritium has identified material weaknesses in its internal control over financial reporting.”

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. NewCo is an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period.

NewCo expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date NewCo (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare NewCo’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 of the accompanying audited consolidated financial statements included elsewhere in this proxy statement/prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended June 30, 2021 and 2020.

In addition, NewCo intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, NewCo intends to rely on such exemptions, NewCo is not required to, among other things: (a) provide an auditor’s attestation report on NewCo’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

NewCo will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of NewCo’s first fiscal year following the fifth anniversary of DCRN’s IPO, (b) the last date of NewCo’s fiscal year in which NewCo has total annual gross revenue of at least $1.07 billion, (c) the date on which NewCo is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which NewCo has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

EXECUTIVE COMPENSATION

DCRN

None of DCRN’s officers or directors has received any cash compensation for services rendered to DCRN. Commencing on February 8, 2021, DCRN has agreed to pay an affiliate of DCRN Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or DCRN’s liquidation, DCRN will cease paying these monthly fees. No compensation of any kind, including finder’s and consulting fees, will be paid to DCRN Sponsor, or DCRN’s officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Initial Business Combination. However, these individuals will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on DCRN’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. DCRN’s audit committee will review on a quarterly basis all payments that were made to DCRN Sponsor, or DCRN’s officers or directors, or DCRN’s or their affiliates.

Pursuant to the Business Combination Agreement, DCRN has the right to appoint two board members to the NewCo Board (provided such individuals are reasonably acceptable to the board of directors of Tritium). DCRN has designated Robert Tichio and Kenneth Braithwaite to the NewCo Board. Although it is possible that some or all of DCRN’s executive officers and directors may negotiate employment or consulting arrangements to remain with NewCo after the Business Combination. DCRN is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

For more information about the interests of DCRN Sponsor and DCRN’s directors and officers in the Business Combination, see the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination.”

Tritium

Historical Compensation of Tritium’s Directors

Tritium did not pay any compensation or provide any benefits for the fiscal year ended June 30, 2021 to any non-employee Tritium Director.

Historical Compensation of Tritium’s Executive Officers

The amount of compensation paid, and benefits in kind granted, to Tritium’s executive officers for the fiscal year ended June 30, 2021 is described in the table below. Amounts payable in Australian dollars have been converted into U.S. dollars using the average exchange rate during the fiscal year ended June 30, 2021 of A$1.00 to US$1.3429.

		Short-term Benefits		Post Employment Benefits		Share-based Payments
		Salary & Fees(1)	Other(2)	Superannuation(3)	Retirement Benefits	Shares(4)	Phantom Equity(5)	Total
		$	$	$	$	$	$	$
Jane Hunter	Chief Executive Officer	291,161	60,431	31,719	—	705,555	—	1,088,866
Michael Hipwood	Chief Financial Officer	203,291	43,119	21,718	—	324,293	—	592,421
David Toomey	Chief Strategy Officer	233,393	39,616	25,936	—	557,912	403,036	1,259,893
David Finn	Chief Growth Officer	238,290	48,147	22,638	—	—	119,099	428,174

(1)	‘Salary and Fees’ represents the actual salary amounts paid to executive officers in the fiscal year ending June 30, 2021.

(2)

‘Other’ represents bonuses earned by the executive officers in the fiscal year ending June 30, 2021 and other fringe benefits provided to the executive officers. With respect to the bonuses referenced above, the executive officers were eligible to receive an annual cash bonuses based on achievement of key performance indicators that are set by the Tritium Directors and linked to company performance, such as EBITDA and revenue goals. Tritium’s remuneration committee assesses and determines the bonus amount payable which is then approved by the Tritium Directors. The breakdown of the ‘Other’ benefits is as follows:

	Bonus ($)	Fringe Benefits ($)	Total ($)
Jane Hunter	42,725	17,706	60,431
Michael Hipwood	25,319	17,800	43,119
David Finn	—	48,147	48,147
David Toomey	39,616	—	39,616

(3)

‘Superannuation’ represents the statutory superannuation entitlement of the executive officers for the fiscal year ending June 30, 2021 in accordance with the Superannuation Guarantee Administration Act 1992 (Cth).

(4)

‘Shares’ represents the grant date fair value (as determined by the Tritium Directors) of the N class shares in Tritium granted to the executive officers during the fiscal year ending June 30, 2021. These N class shares were granted under Tritium’s loan funded share plan. A summary of the terms of this plan is set out in the section entitled “Equity Incentive Plan”.

(5)

‘Phantom Equity’ represents, for each phantom unit, the share price applied to Tritium ordinary shares as at the date of the offer of the phantom equity provided to the executive officers during the fiscal year ended June 30, 2021. The phantom equity was granted under Tritium’s shadow equity scheme. A description of the shadow equity scheme is set out in the section entitled “Shadow Equity Scheme”.

(6)

David Toomey is employed by St Baker Energy Managers Pty Ltd and has been on secondment to Tritium Australia since 1 September 2020. A description of the secondment agreement between St Baker Energy Managers Pty Ltd and Tritium Australia is set out in the section entitled “Employment Agreements”.

Equity Incentive Plan

In 2017, Tritium adopted a loan funded share plan (the “Incentive Plan”). The objective of the Incentive Plan is to provide eligible participants in the Incentive Plan (“Participants”) with an opportunity to acquire N class shares in Tritium using an interest free loan provided by Tritium.

Participants in the Incentive Plan may include any director, employee, contractor or other person determined by the board of directors of Tritium as being eligible to be invited to participate in the Incentive Plan.

The board of directors of Tritium may, from time to time, in its absolute discretion, make an offer to any Participant to apply for a certain number of N class shares, as set out in the offer letter addressed to that Participant containing the offer. The terms of the offer may require the Participant to appoint a bare trustee to hold legal title in its N class shares in accordance with the terms of the trust deed governing the bare trust, with the Participant holding the beneficial interest in those shares.

The acquisition price for shares under the Incentive Plan is an amount equal to the market value of the shares offered to the Participant as determined by the board of directors of Tritium, which will be specified in the offer letter. The acquisition price will be loaned by Tritium to the Participant by means of an interest free loan.

A Participant may voluntarily repay some or all of the loan at any time. The loan will become immediately repayable on: (i) the date which is 7 years from the date of an issue of shares under the Incentive Plan; (ii) the sale or reduction of a majority of Tritium’s ordinary shares; (iii) an insolvency event in respect of Tritium; (iv) the Participant entering bankruptcy, as defined in section 5 of the Bankruptcy Act 1966 (Cth); (v) death of the Participant; (vi) termination of the Participant’s employment due to poor or non-performance or misconduct; or (vii) the board of directors of Tritium determining that the Participant has consistently failed to meet their duties or engaged in serious misconduct; engaged in conduct which brings the directors, shareholders or Tritium into disrepute; knowingly acted in a manner which is likely to impair the reputation, value and goodwill of Tritium; attempted to dispose of shares; or engaged in conduct that the board of directors determine justifies an accelerated repayment date.

N class shares issued under the Incentive Plan have (i) the right to proportionally participate in any dividend declared on ordinary shares of Tritium, as if the shares were ordinary shares of Tritium (and the board of directors of Tritium will determine, from time to time, the percentage of any dividend that will be applied to repay the loan given by Tritium to acquire those shares); (ii) the right to participate in any division or distribution of any surplus assets or profits of Tritium equally with all other members having similar rights; (iii) no voting rights; and (iv) no right to be transfer, sell, mortgage, pledge, assign, alienate, create security over or otherwise deal with all or any part of the holder’s interest in the shares, except with the prior approval of the board of directors of Tritium.

Subject to any legal or regulatory requirement, the board of directors of Tritium may at any time amend all or any of the rules of the Incentive Plan, unless such amendment may materially reduce the rights or increase the obligations of any Participant in respect of any shares prior to the date of such amendment (other than an amendment introduced primarily for certain circumstances specified in the rules of the Incentive Plan).

NewCo does not intend for Tritium to make any new grants of N class shares under this Incentive Plan following consummation of the Business Combination. It is also intended that the terms of the Incentive Plan will be amended so that those loans existing immediately prior to consummation of the Business Combination remain outstanding and their repayment obligations become linked to the Participant’s shares in NewCo. As of June 30, 2021, approximately $15.1 million in loans made by Tritium is outstanding under the Incentive Plan. Subsequent to June 30, 2021, there has been a modification to the shares issued under the Incentive Plan, which adjusts the loans made by Tritium to $14.7 million.

The loans made by Tritium to the executive officers and directors of Tritium in connection with the Incentive Plan are set out in the table below.

Name	Loan amount for the year ended June 30, 2021	Total loan amount as of June 30, 2021
	(in AUD)
Jane Hunter	$3,230,423	$3,230,423	(1)
Michael Hipwood	1,484,791	1,484,791
David Toomey and David James Toomey as trustee for the David James Toomey Family Trust	2,554,427	2,751,528
James Kennedy as trustee for the Kennedy Family Trust	—	840,621
Finnmax Pty Ltd as trustee for the Finn Family Trust (an entity associated with David Finn)	—	937,783
Trevor St Baker	—	—
Jeffrey Phillips	—	—
Paul Sernia	—	468,893
Stephen St Baker	—	—
Brian Flannery	—	—
Martin Gafinowitz	—	—

(1)	Subsequent to June 30, 2021, there has been a modification to the shares issued under the Incentive Plan, which adjusts the loans made by Tritium to $2,786,113.

In respect to the loans made to Jane Hunter, Michael Hipwood, David Toomey and David James Toomey as trustee for the David James Toomey Family Trust, James Kennedy as trustee for the Kennedy Family Trust and Finnmax Pty Ltd as trustee for the Finn Family Trust (an entity associated with David Finn), Tritium has forgiven the outstanding balances.

Shadow Equity Scheme

Tritium has in place a shadow equity scheme in Australia, the United States and the Netherlands under which eligible employees may be offered shadow equity units, being a notional number of shares to which an eligible employee is entitled for the purposes of calculating a benefit as specified in their offer to participate in the scheme. The holders of shadow equity units will be entitled to the payment of those benefits as a result of the consummation of the Business Combination, and those benefit amounts will be payable by Tritium. As of June 30, 2021, the aggregate payment amount payable by Tritium under the shadow equity scheme is approximately $21.6 million.

Equity Incentive Plan and NewCo Equity Incentive Plan

The NewCo Directors and Tritium Directors have approved the allocation of up to such number of NewCo Ordinary Shares as is equal to 10% of the total number of issued NewCo Ordinary Shares upon consummation of the Business Combination, with such allocation consisting of the following:

•

N class shares in Tritium, which as at June 30, 2021 have already been issued by Tritium to eligible participants under the Equity Incentive Plan. Upon consummation of the Business Combination, the Tritium shareholders that hold these Tritium Shares will exchange these shares for NewCo Ordinary Shares which will make up approximately 4.5% of the total number of NewCo Ordinary Shares anticipated to be outstanding upon consummation of the Business Combination (assuming no redemptions); and

•

NewCo Ordinary Shares, which are available for grant and issuance to eligible participants under the NewCo Incentive Plan. Of this remaining portion of the 10% allocation, up to 1% will only be eligible for issuance under the NewCo Incentive Plan to those persons who were employed by the Tritium Group on or before the consummation of the Business Combination, and a further 1% will be set aside for issuance in connection with forward-looking long-term incentives and new hires.

NewCo

Compensation of NewCo’s Directors

NewCo did not pay any compensation or provide any benefits for the fiscal year ended June 30, 2021 to the NewCo Directors.

Following consummation of the transaction, the amount of compensation payable to all non-employee NewCo Directors in the aggregate for service on the NewCo Board has been set by the NewCo Board at a maximum of $1,300,000 for the first calendar year following the consummation of the transaction, and $800,000 per year thereafter.

Executive Officer and NewCo Director Compensation following the Business Combination

Tritium has engaged an independent compensation consultant, Mercer, to assist in the evaluation of executive compensation for NewCo’s executive officers following the consummation of the Business Combination. After consummation of the Business Combination and once NewCo’s compensation committee is formed, NewCo expects that executive compensation decisions will be made by NewCo’s board of directors based on recommendations made by NewCo’s compensation committee. NewCo’s compensation committee will review executive compensation arrangements and recommend to NewCo’s board of directors any adjustments that it believes are appropriate in structuring NewCo’s executive compensation arrangements.

The directors and executive officers of NewCo will hold NewCo Ordinary Shares following consummation of the Business Combination. For more information about the holdings of directors and executive officers following consummation of the Business Combination including the number of NewCo Ordinary Shares to be held by each individual, see the section entitled “Beneficial Ownership of NewCo Securities.”

Equity Incentive Plan

In connection with the Business Combination, NewCo intends to adopt an incentive award plan (the “NewCo Incentive Plan”) in order to facilitate the grant of equity incentive awards to executive directors, employees (including executive officers) and consultants of NewCo and certain of its affiliates and to enable NewCo to obtain and retain the services of these individuals, which is essential to NewCo’s long-term success. We expect that the NewCo Incentive Plan will be effective as of the date immediately preceding the date on which the Business Combination is consummated. The terms of the NewCo Incentive Plan are expected to be as set out below.

The NewCo Incentive Plan has been designed to attract and retain employees, and to provide additional incentive to eligible participants in the NewCo Incentive Plan (“Participants”) to promote Newco’s success. No grants under the NewCo Incentive Plan will have been made on or prior to Closing.

Participants in the NewCo Incentive Plan may include any director, employee, contractor or other person determined by the NewCo Directors as being eligible to participate in the NewCo Incentive Plan.

The NewCo Directors may, from time to time, in their absolute discretion, make an offer to any Participant for the following types of awards:

•	NewCo Ordinary Shares;

•	options to subscribe for NewCo Ordinary Shares (“Options”);

•	rights to be paid a cash amount determined by the price of NewCo Ordinary Shares at a specified time or the movement in price over a period of time (“Incentive Rights”);

•	ability to subscribe for NewCo Ordinary Shares that are subject to restrictions, including on transfer, until specified conditions are satisfied (“Restricted Shares”); or

•	rights to receive NewCo Ordinary Shares or cash, based on specified performance factors (“Performance Rights”),

(together “Awards”) as set out in the invitation addressed to that Participant containing the offer. The terms of invitation may require the Participant to appoint a bare trustee to hold legal title in its NewCo Ordinary Shares or Restricted Shares in accordance with the terms of the trust deed governing the bare trust, with the Participant holding the beneficial interest in those NewCo Ordinary Shares and Restricted Shares.

The NewCo Directors will determine the terms and conditions of each Award, including:

•	the type of Award;

•	the number or value of NewCo Ordinary Shares or other consideration subject to the Award;

•	the manner in which the eligible participant may accept or reject the invitation and the latest date by which the invitation must be accepted;

•	if the Award is an Option, the exercise price of the Option; and

•	any vesting conditions, including service and/or performance conditions.

The terms and conditions of each Award will be set out in an invitation.

The exercise price payable on exercise of an Option or the amount (if any) that will be paid by a Participant for the grant of an Award or the method by which that amount will be calculated will be determined by the NewCo Directors and specified in the invitation.

Options will become exercisable when the applicable vesting conditions have been satisfied.

Incentive Rights and Performance Rights will vest and be settled by the delivery of NewCo Ordinary Shares (or, where applicable, cash) when the applicable vesting or performance conditions have been satisfied.

Restricted Shares will cease to be restricted when the applicable vesting conditions have been satisfied in accordance with the invitation.

NewCo intends that no Awards under the NewCo Incentive Plan will be offered to eligible participants until the NewCo Ordinary Shares have been quoted on NASDAQ for at least three months. This is to ensure that any Award granted by NewCo under the NewCo Incentive Plan satisfies relief under Australian law with respect to employee incentive schemes of listed entities.

NewCo’s board of directors may modify or supplement the terms of the NewCo Incentive Plan with respect to Awards granted to non-Australian participants in order to reflect applicable law, for administrative convenience or such other factors as the NewCo’s board of directors may determine.

Employment Agreements

Jane Hunter, Employment Agreement

Jane Hunter commenced as the chief executive officer of Tritium on March 9, 2020. Under her employment agreement, either Ms. Hunter or Tritium Australia can terminate Ms. Hunter’s employment by giving the other party six months’ notice in writing (or by Tritium Australia making payment in lieu of Ms. Hunter’s notice period). Tritium Australia may terminate Ms. Hunter’s employment without notice where she commits any serious misconduct or gross negligence in the discharge of her duties.

Pursuant to her employment agreement, Ms. Hunter is entitled to receive annual fixed remuneration of A$391,000 (exclusive of superannuation). Ms. Hunter is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth). The superannuation guarantee percentage is currently 10% of base salary. In addition, Ms. Hunter is entitled to an A$15,000 per annum vehicle allowance for an electric vehicle.

Ms. Hunter is eligible to earn an annual discretionary cash bonus of A$153,000, based on the board of directors’ (or a subcommittee thereof) assessment of individual performance against key performance indicators established by the Tritium’s remuneration committee on an annual basis.

In 2020, in connection with a likely exit event for Tritium in 2021 and as a long-term incentive, Ms. Hunter was issued 627,065 N class shares under the Inventive Plan.

In connection with her yearly performance review, for each year after fiscal year 2021, Ms. Hunter will be eligible to receive up to 100,000 shares (or other employee stock options as defined by the LTI scheme of the employer or any new holding company). The strike price and vesting criteria will be the strike price and vesting criteria applied by the employer at the time the shares or options are earned or, if not defined, determined by the board of directors. Key performance indicators to earn these shares will be set each year by mutual agreement with the board of directors. The potential for Ms. Hunter to participate in an employee share bonus scheme will be at the employer’s discretion.

Ms Hunter’s employment agreement contains customary confidentiality provisions, as well as standard non-compete and non-solicitation restrictions effective during employment and for up to one year thereafter.

Michael Hipwood, Employment Agreement

Michael Hipwood commenced as the chief financial officer of Tritium in April 2019. Under his employment agreement, Tritium Australia can terminate Mr. Hipwood’s employment by giving Mr. Hipwood 4 weeks’ notice in writing (or by Tritium Australia making a payment in lieu of Mr. Hipwood’s notice period). Mr. Hipwood is unable to give notice of termination as his contract is a fixed term arrangement with an end date of September 14, 2022; after such end date, he may give 4 weeks’ notice. Tritium Australia may terminate Mr. Hipwood’s employment without notice where he commits any serious misconduct or gross negligence in the discharge of his duties.

Pursuant to his employment agreement, Mr. Hipwood is entitled to receive annual fixed remuneration of A$273,685 (exclusive of superannuation). Mr. Hipwood is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth). The superannuation guarantee percentage is currently 10% of base salary. In addition, Mr. Hipwood is entitled to an A$15,000 per annum vehicle allowance or provision of an electric vehicle.

Mr. Hipwood is eligible to earn a one-time bonus of A$100,000 to be paid on the contract term expiry date, September 14, 2022. The payment of this bonus is conditional on Mr. Hipwood meeting key performance indicators set by the board of directors by December 30, 2021 and remaining employed on the contract term expiry date. If Mr. Hipwood is no longer employed at the contract term expiry date due to termination by Tritium Australia, a pro rata of the bonus will be payable by Tritium Australia for the term.

Mr. Hipwood’s employment agreement contains customary confidentiality provisions, as well as standard non-solicitation restrictions effective during employment, the contract term and for six months thereafter. Mr. Hipwood is also restrained for a period of six months’ after the contract term from performing work for any client or supplier of the Tritium Group or from being concerned, interested or employed by a business which is likely to be in competition with the Tritium Group. In addition, Mr. Hipwood is restrained from being engaged as a chief financial officer, head of finance, general manager of finance or chief executive officer by any entity prior to September 14, 2022. This additional restraint was agreed to by the parties in consideration for Tritium forgiving Mr. Hipwood’s outstanding loan balance under the Equity Incentive Plan.

David Finn, Employment Agreement

David Finn commenced as Tritium’s chief executive officer in 2005. Dr. Finn was chief executive officer until March 2020 when he became the chief growth officer of Tritium. Under his employment agreement, either Dr. Finn or Tritium Australia can terminate Dr. Finn’s employment by giving the other party one month notice in writing (or by Tritium Australia making payment in lieu of Dr. Finn’s notice period). Tritium Australia may terminate Dr. Finn’s employment without notice where he commits any misconduct or dishonesty, if he is negligent or incompetent in the performance of his duties or he commits a material breach of his terms and conditions of employment.

Pursuant to his employment agreement, Dr. Finn is entitled to receive annual fixed remuneration of A$87,180 (exclusive of superannuation). Dr. Finn’s salary has subsequently increased to A$320,000 since he entered into this employment agreement in 2012. Dr. Finn is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth). The superannuation guarantee percentage is currently 10% of base salary.

Dr. Finn’s employment agreement contains customary confidentiality provisions. Dr. Finn also entered into a separate non-compete agreement which contains non-compete restrictions effective for two years after termination of employment.

David Toomey, Secondment Agreement

David Toomey has been seconded to Tritium Australia since 2017. David Toomey is an employee of shareholder St Baker Energy Managers Pty Ltd. Tritium Australia, St Baker Energy Managers Pty Ltd and Mr. Toomey have entered into a new secondment agreement which commenced on September 1, 2020 for an initial 12-month term. After the initial term, the agreement automatically continues on a month-to-month basis. Under the secondment agreement, the secondment may be terminated upon: (i) either Tritium Australia or St Baker Energy Managers Pty Ltd giving 30 days’ notice of termination; (ii) Mr. Toomey ceasing to be an employee of St Baker Energy Managers Pty Ltd; (iii) Tritium Australia terminating the secondment due to a material conflict of interest; (iv) serious misconduct, material breach of policy or extended leave of absence of Mr. Toomey; (v) mutual agreement; or (vi) immediately, upon Tritium Australia giving written notice due to a breach by St Baker Energy Managers Pty Ltd or Mr. Toomey of the agreement.

Under the secondment agreement, St Baker Energy Managers Pty Ltd will cover all employment costs of Mr. Toomey during the secondment. St Baker Energy Managers Pty Ltd will invoice Tritium Australia for a fee each month for an amount equivalent to the payment of one month of Mr. Toomey’s annual fixed remuneration (i.e., A$343,085.40).

Mr. Toomey is eligible to earn annual discretionary cash bonuses of up to A$70,000 per year, determined by Tritium’s board of directors (or a subcommittee thereof) in their sole discretion based on their assessment of individual performance against key performance indicators established by the Tritium’s remuneration committee on an annual basis. Any bonus will be paid by St Baker Energy Managers Pty Ltd and subsequently invoiced to Tritium Australia.

The secondment agreement contains customary restrictive covenants with respect to Tritium, including confidentiality provisions, as well as non-solicitation restrictions for three months after the expiry of the term and non-compete restrictions for six months after the expiry of the term.

MANAGEMENT OF NEWCO AFTER THE BUSINESS COMBINATION

The following information concerning the management of NewCo is based on the provisions of the Constitution of NewCo, the form of which is attached as Annex B to this document, and which is expected to be in effect in such form as of the consummation of the Business Combination.

Directors and Executive Officers

The executive officers, directors and director nominees of NewCo, excluding Jeffrey Phillips and Brian Flannery, are as follows:

Name	Age	Position
Jane Hunter	49	Chief Executive Officer and Executive Director Nominee
Michael Hipwood	57	Chief Financial Officer
Dr. David Finn	43	Chief Vision Officer and Executive Director Nominee
Robert Tichio	44	Non-Executive Director Nominee and Chair Nominee
Trevor St. Baker AO	82	Non-Executive Director
Kenneth Braithwaite	60	Non-Executive Director Nominee
Kara Phillips	42	Non-Executive Director Nominee
Edward Hightower	56	Non-Executive Director Nominee

Upon consummation of the Business Combination, it is expected that (i) each of the officers and directors listed above will hold the indicated offices and (ii) each of the director nominees listed above will be appointed as directors by the NewCo Board.

Executive Officers

Jane Hunter. Ms. Hunter has served as Tritium’s Chief Executive Officer since March 2020 and previously served as Tritium’s Chief Operating Officer and Deputy Chief Executive Officer from September 2019 to March 2020. Prior to joining Tritium, Ms. Hunter served as Chief Operating Officer, Phantom Works International, of Boeing Defence Australia Ltd from January 2014 to September 2019 (joining Boeing in 2012) and was a member of the board of directors of Boeing Defence Australia Ltd and Boeing Distribution Services Inc. Ms. Hunter chaired the South Queensland Defence Advisory Board and is currently a director of the Electric Vehicle Council of Australia and a member of the Manufacturing Ministerial Council (Queensland). Ms. Hunter received a Bachelor of Laws (Hons.) degree and B.A. degree from the University of Queensland. NewCo believes Ms. Hunter’s strategic vision for the combined company and her expertise in technology and business operations makes her qualified to serve on the NewCo Board.

Michael Hipwood. Mr. Hipwood has served as Tritium’s Chief Financial Officer since April 2019. Prior to joining Tritium, he served as Head of Finance of Genie Solutions from February 2018 to April 2019. Before that, he served as Chief Financial Officer & General Manager of Corporate Services of Brisbane South PHN Pty Ltd from March 2017 to February 2018. Mr. Hipwood also served as Chief Financial Officer and member of the board of directors of Boeing Defence Australia Pty Ltd from June 2012 to August 2016. From June 2013 to August 2016, he served as a director of Boeing Australia Holdings Party Ltd. Mr. Hipwood received his Graduate Diploma of Professional Accounting and his Bachelor of Arts from Griffith University.

Dr. David Finn. Dr. Finn is Tritium’s co-founder and has served on Tritium’s board of directors since January 2001. He has served as Tritium’s Chief Growth Officer since 2020 and previously served as Tritium’s Chief Executive Officer from 2001 to 2020. Dr. Finn received a Ph.D. in electrical engineering, B.S. degree in computer science, and B.E. degree in electrical engineering and computer systems from the University of Queensland, Australia. NewCo believes Dr. Finn is qualified to serve on the NewCo Board because of his demonstrated business acumen and decades of experience leading Tritium’s growth and building its global market presence.

Directors and Director Nominees

Robert Tichio. Mr. Tichio’s business background information is set forth under “Business of DCRN and Certain Information About DCRN—Management—Executive Officers and Directors.”

Jane Hunter. Ms. Hunter’s business background information is set forth under “—Executive Officers” above.

Dr. David Finn. Dr. Finn’s business background information is set forth under “—Executive Officers” above.

Kara Phillips. Ms. Phillips has agreed to serve on the NewCo Board. She has served as Managing Partner of Tiger Financial Group since 2011 and previously served as General Partner of Reinventure Group from 2017 to 2018. She also served as Director and Vice President of Goldman Sachs & Co. from 2002 to 2008. Ms. Phillips received a B.A. degree from Princeton University. NewCo believes Ms. Phillips is qualified to serve on the NewCo Board because of her expertise in corporate governance and investment management matters.

Trevor St Baker. Mr. St Baker has served as Chairman and Non-executive Director of Tritium’s board of directors since 2013. He has served as non-executive director of Novonix Ltd since September 2020 and previously served as director of ERM Power Limited, from October 2010 to November 2017. Mr. St Baker is currently a director or chairman of a multitude of private companies in the energy and mobility sectors. Mr. St Baker received a B.E. degree from the University of New South Wales and a B.A. degree from Sydney University. In 2021, Mr. St Baker was conferred with the degree of Doctor of Engineering Honoris Causa by the University of Queensland for his lifelong contribution to the Australian electricity sector and greater Australian community. In 2016, Mr. St Baker was awarded an Officer (AO) in the General Division of the Order of Australia for distinguished service to business and commerce as a leader in the energy sector, and through philanthropic support for a range of health, arts and indigenous youth programs. NewCo believes Mr. St Baker is qualified to serve on the NewCo Board because of his more than 60 years of experience in the energy and electricity industries as well as his experience on other public company boards of directors.

Kenneth Braithwaite. Mr. Braithwaite has agreed to serve on the NewCo Board. From May 2020 to January 2021, Mr. Braithwaite served as the U.S. Secretary of the Navy, and previously served as the U.S. Ambassador to Norway from February 2018 to May 2020. From November 2011 to January 2018, he served as Group Senior Vice President for Vizient, Inc. Mr. Braithwaite has served as a director and member of the audit and finance committees for Trajector, a privately held company. Mr. Braithwaite received a B.A. degree in international relations and naval engineering from the U.S. Naval Academy and a M.P.A. degree in government administration from the University of Pennsylvania. In 2021, he was awarded the U.S. Defense Distinguished Service Medal. NewCo believes Mr. Braithwaite is qualified to serve on the NewCo Board because of his extensive international experience working with both governments and the private sector.

Edward Hightower. Mr. Hightower has agreed to serve on the NewCo Board. He has served as Managing Director of Motoring Ventures LLC since April 2016, and previously served as Executive Chief Engineer and Vehicle Line Executive of General Motors Company from October 2013 to April 2016. Mr. Hightower received a B.S.G.E. degree in systems engineering and design from the University of Illinois at Urbana-Champaign, Grainger College of Engineering, and a M.B.A degree in general management and marketing from the University of Michigan Ross School of Business. NewCo believes Mr. Hightower is qualified to serve on the NewCo Board because of his years of experience with advising the global automotive industry.

Family Relationships

There are no family relationships between any of NewCo’s executive officers and directors or director nominees.

NewCo Board

NewCo Board Designations

Under the Constitution, the number of NewCo Directors shall be a minimum of three NewCo Directors and a maximum of 12 NewCo Directors or such lower number as NewCo resolves to authorize at a general meeting. NewCo Directors are elected or re-elected by resolution of NewCo shareholders at general meetings of NewCo.

The NewCo Directors may also appoint a NewCo Director to fill a casual vacancy on the NewCo Board or in addition to the existing NewCo Directors, who will then hold office until the next annual general meeting of NewCo and is then eligible for election at that meeting.

No NewCo Director may hold office without re-election for more than three years or past the third annual general meeting following the meeting at which the NewCo Director was last elected or re-elected (whichever is later).

NewCo Board Conflicts of Interest

Any NewCo Director who has a material personal interest in a contract or proposed contract of NewCo, holds any office or owns any property such that the director might have duties or interests which conflict with, or which may conflict, either directly or indirectly, with the directors’ duties or interests as a director, must give the directors notice of the interest at a meeting of directors.

A NewCo Director who has a material personal interest in a matter that is being considered at a NewCo Board meeting must not, except where permitted under the Corporations Act, vote on the matter or be present while the matter is being considered at the meeting.

Director Suspension and Dismissal

NewCo may remove a director by resolution at a general meeting. Subject to the Corporations Act, at least two months’ notice must be given to NewCo of the intention to move a resolution to remove a director at a general meeting.

Indemnification and Insurance Obligations of NewCo Following the Business Combination

Under the Constitution, NewCo must, to the extent permitted by and subject to any applicable law, indemnify current and past directors and other executive officers of NewCo on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office in NewCo or a related body corporate.

NewCo may also, to the extent permitted by law, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office in NewCo or a related body corporate.

Under the Corporations Act, a company or a related body corporate must not indemnify a person against any liabilities incurred as an officer or auditor of the company if it is a liability:

•	owed to the company or a related body corporate of the company;

•	for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Corporations Act; or

•	that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith.

In addition, a company or related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred in:

•	defending or resisting proceedings in which the person is found to have a liability for which they cannot be indemnified as set out above;

•	in defending or resisting criminal proceedings in which the person is found guilty;

•

in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found to have been established (except costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the person under the Corporations Act in which the Court denies the relief.

Board Committees

Upon consummation of the Business Combination, NewCo will establish a separately standing audit committee, nominating and corporate governance committee and compensation committee.

Audit Committee

Effective upon consummation of the Business Combination, NewCo will establish an audit committee of the NewCo Board, which is expected to be comprised of Ms. Phillips and Messrs. Tichio and Hightower. The NewCo Board is expected to determine that each of Ms. Phillips and Messrs. Tichio and Hightower is independent under the applicable rules of the SEC and NASDAQ. Ms. Phillips is expected to serve as the chairman of the audit committee. Each member of the audit committee is expected to meet the financial literacy requirements of the NASDAQ and the NewCo Board has determined that Ms. Phillips qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The NewCo Board is expected to adopt, effective upon completion of the Business Combination, an audit committee charter, which details the principal functions of the audit committee, including:

•	appointing, compensating, retaining, evaluating, terminating and overseeing NewCo’s independent registered public accounting firm;

•	discussing with NewCo’s independent registered public accounting firm their independence from NewCo’s management;

•	reviewing with NewCo’s independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by NewCo’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with NewCo’s management and NewCo’s independent registered public accounting firm the interim and annual financial statements that NewCo files with the SEC;

•	reviewing and monitoring NewCo’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing NewCo’s policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Nominating and Corporate Governance Committee

Effective upon consummation of the Business Combination, NewCo will establish a nominating and corporate governance committee of the NewCo Board, which is expected to be comprised of Ms. Hunter and Messrs. Tichio, St Baker and Finn, of whom each of Messrs. Tichio and St Baker is independent under the applicable rules of the SEC and the NASDAQ. Mr. Tichio is expected to serve as the chairman of the committee. The NewCo Board is expected to adopt, effective upon completion of the Business Combination, a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for overseeing the selection of persons to be nominated to serve on the NewCo Board.

The nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of the NewCo Board, consistent with criteria approved by the NewCo Board;

•	evaluating the overall effectiveness of the NewCo Board and its committees; and

•	reviewing developments in corporate governance compliance and developing and recommending to the NewCo Board a set of corporate governance guidelines and principles.

Guidelines for Selecting Director Nominees

The nominating and corporate governance committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which will be specified in the nominating and corporate governance committee charter, will generally provide that persons to be nominated should:

•	have demonstrated notable or significant achievements in business, education or public service;

•

possess the requisite intelligence, education and experience to make a significant contribution to the NewCo Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the NewCo Board. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Effective upon consummation of the Business Combination, NewCo will establish a compensation committee comprised of Messrs. St Baker, Tichio and Braithwaite, each of whom is independent under the applicable rules of the SEC and the NASDAQ. Mr. St Baker is expected to serve as chairman of the compensation committee.

The NewCo Board is expected to adopt, effective upon completion of the Business Combination, a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•

reviewing and approving corporate goals and objectives with respect to the compensation of NewCo’s Chief Executive Officer, evaluating NewCo’s Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•	reviewing and setting or making recommendations to the NewCo Board regarding the compensation of NewCo’s other executive officers;

•	reviewing and making recommendations to the NewCo Board regarding director compensation;

•	reviewing and approving or making recommendations to the NewCo Board regarding NewCo’s incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Compensation Committee Interlocks and Insider Participation

None of NewCo’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on NewCo’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the NewCo Board.

Independence of Directors

NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

As a result, NewCo will adhere to the rules of NASDAQ in determining whether a director is independent. The NewCo Board has consulted, and will consult, with its counsel to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of the NASDAQ generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The parties have determined that Ms. Phillips and Messrs. Tichio, St Baker, Hightower and Braithwaite will be considered independent directors. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies, NewCo has one year from the date on which it is first listed on NASDAQ to have its board of directors be comprised of a majority of independent directors. NewCo’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Risk Oversight

The NewCo Board will oversee the risk management activities designed and implemented by NewCo’s management. The NewCo Board will execute its oversight responsibility both directly and through its committees. The NewCo Board will also consider specific risk topics, including risks associated with its strategic initiatives, business plans and capital structure. NewCo’s management, including its executive officers, is primarily responsible for managing the risks associated with operation and business of the company and will provide appropriate updates to the board of directors and the audit committee. The NewCo Board will delegate to the audit committee oversight of its risk management process, and its other committees will also consider risk as they perform their respective committee responsibilities. All committees will report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Code of Business Conduct and Ethics

Following the Business Combination, NewCo intends to post its Code of Conduct and Ethics and to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and the NASDAQ.

Shareholder Communication with the Board of Directors

NewCo Shareholders and interested parties may communicate with the NewCo Board, any committee chairperson or the independent directors as a group by writing to the NewCo Board or committee chairperson in care of Tritium DCFC Limited, 48 Miller Street, Murarrie, Queensland 4172 Australia.

Foreign Private Issuer Status

After the consummation of the Business Combination, NewCo will be a “foreign private issuer” under the securities laws of the United States and the rules of the NASDAQ. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domestic registrants. NewCo intends to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ’s listing standards.

Comparison of the Australian and U.S. Securities Regulatory Landscapes

NewCo is an unlisted public company limited by shares registered in the State of Queensland under Australian law. At Closing, it is anticipated that the NewCo Ordinary Shares will be listed on NASDAQ and the rights of NewCo shareholders will be primarily governed by the Constitution, the Corporations Act, U.S. federal securities laws and the NASDAQ listing standards.

A comparison of some of the material provisions of the Corporations Act and ASX Listing Rules which would have applied to NewCo if it had listed on the Australian Securities Exchange and the NASDAQ listing standards and certain U.S. federal securities laws, which will apply to NewCo upon its anticipated listing on NASDAQ, is set out below.

The comparison is not an exhaustive statement of relevant laws, rules and regulations and is intended as a general guide only.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under the NASDAQ listing standards / Certain U.S. federal securities laws

Notice of general meetings
A notice of a general meeting must be given by a listed company at least 28 days before the date of the meeting. The company is required to give notice only to shareholders entitled to vote at the meeting, as well as the directors and auditor of the company.	Notice of general meetings is not governed by the NASDAQ listing standards. Additionally, Foreign Private Issuers are not subject to U.S. proxy rules. Notice of general meetings will be governed by Tritium DCFC’s governing documents.

Continuous disclosure
Under the ASX Listing Rules, subject to some exceptions, a listed company must immediately disclose to ASX any information concerning it, which a reasonable person would expect to have a material effect on the price or value of the company’s shares.

Under the NASDAQ listing standards, the NASDAQ-listed company shall make prompt disclosure to the public through a Regulation FD compliant method of any material information that would reasonably be expected to affect the value of its securities or influence investor’s decisions. In the absence of the NASDAQ listing standards, Foreign Private Issuers are not subject to Regulation FD, which governs the fair disclosure of material non-public information.

Foreign Private Issuers are also required to publicly report certain types of material information on Form 6-K under the Securities Exchange Act.

Disclosure of substantial shareholdings
A person who obtains a voting power in 5% or more of an ASX listed company is required to publicly disclose that fact within two business days after becoming aware of that fact via the filing of a substantial holding notice. A person’s voting power consists of their own relevant interest in shares plus the relevant interests of their associates. A further notice must be filed within two business days after each subsequent voting power change of 1% or more, and after the person ceases to have a voting power of 5% or more. The notice must attach all documents which contributed to the voting power the person obtained or provide a written description of arrangements which are not in writing.

Disclosure of substantial shareholdings is not governed by the NASDAQ listing standards. Disclosure requirements are governed by U.S. securities laws.

Shareholders who acquire more than 5% of the outstanding shares of a class of securities registered under the Securities Exchange Act or 1934 must file beneficial ownership reports on Schedule 13D or 13G until their holdings drop below 5%.

Schedule 13G is an abbreviated version of 13D that may be available based on facts and circumstances. Schedule 13D reports the acquisition and other information within 10 days after the purchase. Prompt amendment must be made regarding any material changes in the facts contained in the schedule.

Financial reporting
Under the ASX Listing Rules, subject to some exceptions, a listed company must prepare and lodge with ASIC and the ASX financial reports and statements on an annual, half-yearly and, in some cases, quarterly basis.	Under the Securities Exchange Act, a Foreign Private Issuer must file an annual report on Form 20-F containing detailed financial and non-financial disclosure.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under the NASDAQ listing standards / Certain U.S. federal securities laws

Under the NASDAQ listing standards, a Foreign Private Issuer must:

•  submit on Form 6-K an interim balance sheet and income statement as of the end of its second quarter, within six months of the end of the second quarter.

•  make available to Shareholders an annual report containing the Company’s financial statements within a reasonable period of time following the filing of the annual report with the SEC.

However, a Foreign Private Issuer may follow its home country practice in lieu of certain requirements related to financial reporting under the NASDAQ listing standards.

Issues of new shares

Subject to specific exceptions, the ASX Listing Rules apply to restrict a listed company from issuing, or agreeing to issue, more equity securities (including shares and options) in a 12 month period without the approval of shareholders, than the number calculated as follows:

15% of the total of:

•  the number of fully paid ordinary shares on issue 12 months before the date of the issue or agreement; plus

•  the number of fully paid ordinary shares issued in the 12 months under a specified exception; plus

•  the number of partly paid ordinary shares share that became fully paid in the 12 months; plus

•  the number of fully paid ordinary shares issued in the 12 months with shareholder approval; less

•  the number of fully paid ordinary shares cancelled in the 12 months; less

•  the number of equity securities issued or agreed to be issued in the 12 months before the date of issue or agreement to issue but not under a specified exception or with shareholder approval.

Subject to certain exceptions, the ASX Listing Rules require the approval of shareholders by ordinary resolution in order for a listed entity to issue shares or options to directors.

Under the NASDAQ listing standards, a Company must notify NASDAQ when listing additional shares. Such notification shall happen at least 15 calendar days prior to:

•  establishing or materially amending a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants without shareholder approval (with some timing exceptions for certain equity grants to induce employment subject exception); or

•  issuing securities that may potentially result in a change of control of the Company; or

•  issuing any common stock or security convertible into common stock in connection with the acquisition of the stock or assets of another company, if any officer or director or Substantial Shareholder of the Company has a 5% or greater interest (or if such persons collectively have a 10% or greater interest) in the Company to be acquired or in the consideration to be paid; or

•  issuing any common stock, or any security convertible into common stock in a transaction that may result in the potential issuance of common stock (or securities

Requirements under the ASX Listing Rules / Corporations Act	Requirement under the NASDAQ listing standards / Certain U.S. federal securities laws convertible into common stock) greater than 10% of the either the total shares outstanding or the voting power outstanding on a pre-transaction basis.

Additionally, under the NASDAQ listing standards, a Company cannot create a new class of security that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities.

Remuneration of directors and officers

Under the ASX Listing Rules, the maximum amount to be paid to directors for their services as a director (other than the salary of an executive director) is not to exceed the amount approved by shareholders in a general meeting.

The company’s annual report includes a remuneration report within the directors’ report. This remuneration report is required to include a discussion of the company directors’ policy in relation to remuneration of key management personnel of the company.

Under the Corporations Act, a listed company must put its remuneration report to a shareholder vote at its annual general meeting. If in two consecutive annual general meetings, 25% or more of the votes cast on the resolution vote against adopting the remuneration report, a ‘spill resolution’ must then be put to shareholders. A spill resolution is a resolution that a spill meeting be held and all directors (other than a managing director who is exempt from the retirement by rotation requirements) cease to hold office immediately before the end of the spill meeting. If the spill resolution is approved by the majority of votes cast on the resolution, a spill meeting will be held within 90 days at which directors wishing to remain directors must stand for re-election.

NASDAQ listing standards require a Nasdaq-listed company to publicly disclose the material terms of agreements between directors or director nominees and any third-party relating to compensation in connection with their service as a director. A Foreign Private Issuer, however, may follow home country practice in lieu of certain requirements related to director compensation, but must (a) disclose to the SEC in its annual reports each requirement it does not follow and describe the home country practice followed, and (b) submit to NASDAQ a written statement from an independent counsel in the home country certifying that the Company’s practices are not prohibited by the home country’s laws.

Under Regulation S-K, Foreign Private Issuers must report certain information with respect to executive and director compensation and benefits, as well as information related to director and executive share ownership.

Generally, the size and net worth of the company are taken into consideration when determining director and officer compensation. In the U.S., most public companies utilize a consultant to provide peer benchmarking for reasonable compensation metrics.

Termination benefits
Under the ASX Listing Rules, a listed entity must ensure that no director or other officer will be, or may be, entitled to termination benefits if the value of those benefits and the termination benefits that are or may become payable to all officers together exceed 5% of the equity interests of the entity as set out in its latest financial statements given to the ASX. The 5% limit may, however, be exceeded with shareholder approval.

Termination benefits are not governed by the NASDAQ listing standards.

Under the Sarbanes-Oxley Act of 2002, the CEO and CFO of a U.S. publicly listed company must forfeit previously paid bonuses if the company is required to prepare an accounting restatement due to material non-compliance of the company.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under the NASDAQ listing standards / Certain U.S. federal securities laws

Transactions involving related parties

Related party financial benefits

The Corporations Act prohibits a public company from giving a related party a financial benefit unless:

•  it obtains the approval of shareholders and gives the benefit within 15 months after receipt of such approval; or

•  the financial benefit is exempt.

A related party is defined by the Corporations Act to include any entity which controls the public company, directors of the public company, directors of any entity which controls the public company and, in each case, spouses and certain relatives of such persons.

Exempt financial benefits include indemnities, insurance premiums and payments for legal costs which are not otherwise prohibited by the Corporations Act and benefit given on arm’s length terms.

Acquisition and disposal of a substantial asset to a related party

The ASX Listing Rules prohibit a listed entity from acquiring a substantial asset (an asset the value or consideration for which is 5% or more of the entity’s equity interests) from, or disposing of a substantial asset to, certain related parties of the entity, unless it obtains the approval of shareholders. The related parties include directors, persons who have or have had (in aggregate with any of their associates) in the prior six month period an interest in 10% or more of the shares in the company and, in each case, any of their associates. The provisions apply even where the transaction may be on arm’s length terms.

Issue of shares to directors

The ASX Listing Rules also prohibit a listed entity from issuing or agreeing to issue shares to a director unless it obtains the approval of shareholders or the share issue is exempt. Exempt share issues include issues made pro rata to all shareholders, under an underwriting agreement in relation to a pro rata issue, under certain dividend or distribution plans or under an approved employee incentive plan.

Related party financial benefits

Under the NASDAQ listing standards, each Company shall conduct an appropriate review and oversight of all related party transactions for potential conflicts of interest on an ongoing basis by the Audit Committee or another independent body of the Board.

For non-U.S. issuers, the term “Related Party Transaction” refers to transactions that must be disclosed pursuant to Form 20-F, which requires the Company to provide certain information (nature and extent of any transactions or presently proposed which are material to the company or related party, or that are unusual; and amount of loans and guarantees made by the Company to or for the benefit of a related party) with respect to transactions or loans between the company and

•  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company;

•  associates;

•  individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family;

•  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and

•  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the company and enterprises that have a member of key management in common with the company. Close members of an individual’s family are those that may be expected to influence,

Requirements under the ASX Listing Rules / Corporations Act	Requirement under the NASDAQ listing standards / Certain U.S. federal securities laws or be influenced by, that person in their dealings with the company.

An associate is an unconsolidated enterprise in which the company has a significant influence or which has significant influence over the company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the company are presumed to have a significant influence on the company.

A Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, except as described under “Corporate governance” below.

Significant transactions
Under the ASX Listing Rules, where a company proposes a significant change to the nature or scale of its activities or floats significant assets, it must provide full details to the ASX as soon as practicable. It must do so in any event before making the change. If the significant change involves the entity disposing of its main undertaking, the entity must get the approval of all holders of its ordinary shares and comply with any requirements of the ASX in relation to the notice of meeting, which must include a voting exclusion statement. Any agreement to dispose of its main undertaking must be conditional on the entity getting approval. A company must not dispose of a major asset without offer or approval for no offer.

Under the NASDAQ listing standards , shareholder approval is prior to an issuance of securities in connection with:

•  the acquisition of the stock or assets of another company;

•  equity-based compensation of officers, directors, employees or consultants;

•  a change of control; and

•  transactions other than public offerings.

A Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, except as described under “Corporate governance” below.

Nomination and rotation of directors

Nomination

Under the ASX Listing Rules, a listed company must accept nominations for the election of directors up to 35 business days (or 30 business days in the case of a meeting requested by shareholders) before the date of a general meeting at which the directors may be elected, unless the company’s constitution provides otherwise.

Rotation

The ASX Listing Rules require that:

Nomination

Under the NASDAQ listing standards , Director nominees must either be selected or recommended for the Board’s selection, either by:

•  Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or

•  A nomination committee comprised solely of Independent Directors.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under the NASDAQ listing standards / Certain U.S. federal securities laws

•  a director, other than the managing director and directors appointed to fill casual vacancies or as additions to the board, must not hold office past the third annual general meeting following the director’s appointment or three years, whichever is longer, without submitting himself or herself for re-elections; and

•  directors appointed to fill casual vacancies or as additions to the board do not hold office (without re-election) past the next annual general meeting.

Each Company must certify it has adopted a formal written charter or board resolution addressing the nominations process.

Rotation

There is no formal rotation or term limit requirement under the NASDAQ listing standards, although the Company can institute term limits in its corporate governance policies.

Directors are subject to re-election every year at the annual meeting of shareholders, unless a classified board is put in place.

A Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, except as described under “Corporate governance” below.

Corporate governance

The ASX Corporate Governance Council has published the ASX Corporate Governance Principles and Recommendations (the Recommendations), which sets out eight central principles which are intended to assist companies to achieve good governance outcomes and meet the reasonable expectations of most investors.

Listed companies are required to provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed and the reasons for not following them. It is not mandatory to follow the Recommendations.

The eight central principles are:

•  lay solid foundations for management and oversight;

•  structure the board to be effective and add value;

•  instil a culture of acting lawfully, ethically and responsibly;

•  safeguard the integrity of corporate reports;

•  make timely and balanced disclosure;

•  respect the rights of security holders;

•  recognise and manage risk; and

•  remunerate fairly and responsibly.

Under the NASDAQ listing standards Rule 5600 Series, NASDAQ has established Corporate Governance Requirements for all listed Companies. Companies are required to follow the published requirements, unless an applicable exemption exists. One such exemption allows a Foreign Private Issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, except that it must comply with:

•  Notification of Noncompliance requirement (Rule 5625);

•  Voting Rights requirement (Rule 5640);

•  The Diverse Board Representation Rule (Rule 5605(f));

•  The Board Diversity Disclosure Rule (Rule 5606);

•  Having an audit committee that satisfies Rule 5605(c)(3) and ensure that members meet the independence requirement of Rule 5605(c)(2)(A)(ii).

DESCRIPTION OF NEWCO SECURITIES

The following description of the material terms of the securities of NewCo following the Business Combination includes a summary of the specified terms of the Constitution, the Warrant Agreement and of applicable Australian law as they will be in effect upon Closing of the Business Combination. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. This description does not cover any temporary COVID-19 related matters under applicable law. Unless stated otherwise, this description does not address any (proposed) provisions of Australian law that have not become effective as per the date of this proxy statement/ prospectus. The description is qualified in its entirety by reference to the complete text of the Constitution, which is attached as Annex B to this proxy statement/prospectus or the Warrant Agreement, which is attached as Exhibit 4.3 to this proxy statement/prospectus. We urge you to read the full text of the Constitution and the Warrant Agreement.

Share Capital

NewCo’s issued capital shall upon Closing of the Business Combination consist of 171,812,500 NewCo Ordinary Shares, assuming no redemptions by DCRN public stockholders of DCRN public shares.

The NewCo Board may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. NewCo may also issue and redeem redeemable securities on such terms and in such manner as the NewCo Board shall determine.

The NewCo Ordinary Shares are not redeemable and do not have any preemptive rights.

Meetings of Shareholders and Voting Rights

Under Australian law, NewCo is required to hold an annual general meeting at least once every calendar year and within five months after the end of its financial year. All meetings other than the annual general meeting of shareholders are referred to in the Constitution as “general meetings.” The NewCo Board may call general meetings of its shareholders whenever it sees fit, at such time and place, as it may determine. In addition, the NewCo Board is obliged to call a general meeting if requested to do so by NewCo shareholders with at least 5% of votes that may be cast at the general meeting.

At a general meeting of NewCo, every NewCo shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and, on a poll, one vote for each NewCo Ordinary Share held. On a poll, every NewCo shareholder (or his or her proxy, attorney or representative) is entitled to one vote for each fully paid NewCo Ordinary Share held and in respect of each partly paid NewCo Ordinary Share, is entitled to a fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that partly paid NewCo Ordinary Share bears to the total amounts paid and payable (excluding amounts credited) on that NewCo Ordinary Share. The chairperson has a casting vote.

Dividends

Subject to the Corporations Act, the Constitution and any special terms and conditions of issue, the NewCo Directors may, from time to time, resolve to pay a dividend or declare any interim, special or final dividend as, in their judgement, the financial position of NewCo justifies.

The NewCo Directors may fix the amount, time and method of payment of the dividends. The payment, resolution to pay, or declaration of a dividend does not require any confirmation by a general meeting.

The Constitution contains a provision allowing NewCo Directors, on the terms and conditions they think fit, to establish, amend, suspend or terminate a dividend reinvestment plan (under which the whole or any part of any dividend or interest due to members may be applied in subscribing for NewCo Ordinary Shares).

Notices

Every NewCo shareholder is entitled to receive notice of and, except in certain circumstances, attend and vote at general meetings of NewCo and to receive all notices, accounts and other documents required to be sent to NewCo shareholders under the Constitution, the Corporations Act and the Listing Rules. Under the Corporations Act, at least 21 days’ notice of meeting must be given to NewCo shareholders. While NewCo is listed on the NASDAQ, notice must be given within any time limits prescribed by the Listing Rules.

Transfer of NewCo Ordinary Shares

Subject to the Constitution and to any restrictions attached to any NewCo Ordinary Share or classes of shares, NewCo Ordinary Shares may be transferred by DTC transfer or by written transfer in any usual form or in any form approved by the NewCo Directors and permitted by the Corporations Act. The NewCo Directors may, in circumstances permitted by the Constitution or the Listing Rules, decline to register a transfer of NewCo Ordinary Shares. If the NewCo Directors decline to register a transfer, NewCo must give the party lodging the transfer written notice of the refusal and the reason for refusal.

Issue of NewCo Ordinary Shares

Subject to the Constitution and the Corporations Act and any special rights conferred on the holders of any shares or class of shares, the NewCo Directors may issue shares, reclassify or convert shares, cancel or otherwise dispose of shares, or grant options over unissued shares to any person and they may do so at such times and on the conditions they think fit. The shares may be issued with preferred, deferred or special rights, or special restrictions about dividends, voting, return of capital, participation in the property of NewCo on a winding up or otherwise as the NewCo Directors see fit.

Issue of Preference Shares

NewCo may issue preference shares, including preference shares which are, or at the option of NewCo or a holder are, liable to be redeemed or converted into NewCo Ordinary Shares. The rights attaching to preference shares are those set out in the Constitution.

Winding up

If NewCo is wound up, then subject to the Constitution and to the rights or restrictions attached to a class of shares, any surplus assets must be divided among NewCo shareholders in proportion to the shares held by them (irrespective of the amounts paid or credited as paid on the shares), less any amounts which remain unpaid on these shares at the time of distribution.

Variation of class rights

Subject to the Corporations Act and the terms of issue of a class of shares, wherever the capital of NewCo is divided into different classes of shares, the rights attached to any class of shares may be varied with:

•	the written consent of the holders of at least three quarters of the issued shares in the particular class; or

•	the sanction of a special resolution passed at a separate meeting of the holders of shares in that class.

NewCo Directors – appointment and retirement

Under the Constitution, the number of NewCo Directors shall be a minimum of three NewCo Directors and a maximum of 12 NewCo Directors or such lower number as NewCo resolves to authorize at a general meeting. NewCo Directors are elected or re-elected by resolution by NewCo shareholders at general meetings of NewCo.

The NewCo Directors may also appoint a NewCo Director to fill a casual vacancy on the NewCo Board or in addition to the existing NewCo Directors, who will then hold office until the next annual general meeting of NewCo and is then eligible for election at that meeting.

No NewCo Director may hold office without re-election for more than three years or past the third annual general meeting following the meeting at which the NewCo Director was last elected or re-elected (whichever is later).

NewCo Directors – voting

Questions arising at a meeting of NewCo Directors will be decided by a majority of votes of the NewCo Directors present at the meeting and entitled to vote on the matter. In the case of an equality of votes on a resolution, the chair of the meeting has a second or casting vote.

A written resolution of the NewCo Board may be passed without holding a meeting of the NewCo Board, if all of the NewCo Directors sign or assent to the resolution (other than NewCo Directors permitted not to vote on the resolution in accordance with the terms of the Constitution).

Powers and duties of NewCo Directors

The NewCo Directors are responsible for managing the business of NewCo and may exercise all the powers of NewCo which are not required by law or by the Constitution to be exercised by NewCo in general meeting.

Directors’ and officers’ indemnity

NewCo, to the extent permitted by law, must indemnify each person who is a current or former NewCo Director, officer or secretary of NewCo, and such other officers or former officers of NewCo or its subsidiaries as the NewCo Directors in each case determine, against any losses or liability incurred by that person as an officer of NewCo or of a subsidiary of NewCo.

NewCo, to the extent permitted by law, may enter into and pay premiums on a contract insuring any person who is a current or former NewCo Director, officer or secretary of NewCo, and such other officers or former officers of NewCo or its subsidiary as the NewCo Directors in each case determine, against any liability incurred by the person as an officer or auditor of NewCo or of a subsidiary of NewCo.

Amendment

The Constitution may only be amended in accordance with the Corporations Act, which requires a special resolution passed by at least 75% of NewCo shareholders present (in person or by proxy, attorney or representative) and entitled to vote on the resolution at a general meeting of NewCo. Under the Corporations Act, NewCo must give at least 21 days’ written notice of its intention to propose a resolution as a special resolution. While NewCo is listed on the NASDAQ, notice must be given within any time limits prescribed by the Listing Rules.

Takeover provisions

The takeover provisions in Chapter 6 of the Corporations Act restrict acquisitions of shares in listed companies, and unlisted companies with more than 50 members, if the acquirer’s (or another party’s) a relevant interest in voting shares would increase to above 20%, or would increase from a starting point that is above 20% and below 90%, unless certain exceptions apply.

Certain Disclosure Obligations of NewCo

NewCo is subject to continuous disclosure obligations under the Corporations Act. This requires NewCo to disclose to the Australian Securities and Investments Commission (“ASIC”) information not generally available that a reasonable person would expect to have a material effect on the price or value of its securities. NewCo intends to take all actions necessary to comply with its continuous disclosure obligations under the Corporations Act.

Reporting under Australian Law

NewCo is subject to financial reporting obligations under the Corporations Act. This requires NewCo to prepare, audit and lodge with ASIC half-year and annual reports.

Periodic Reporting under U.S. Securities Law

NewCo will be a “foreign private issuer” under the securities laws of the United States and the Listing Rules. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants. NewCo intends to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ listing standards. Subject to certain exceptions, the Listing Rules permit a “foreign private issuer” to comply with its home country rules in lieu of the listing requirements of NASDAQ.

Additionally, because NewCo qualifies as a “foreign private issuer” under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

NewCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

Listing of NewCo Securities

NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

Certain Insider Trading and Market Manipulation Laws

Australian and U.S. law each contain rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this document, and should not be viewed as legal advice for specific circumstances.

In connection with its listing on the NASDAQ, NewCo will adopt an insider trading policy. This policy will provide for, among other things, rules on transactions by members of the NewCo Board and NewCo employees in NewCo Ordinary Shares or in financial instruments the value of which is determined by the value of the shares.

United States

The United States securities laws generally prohibits any person from trading in a security while in possession of material, non-public information or assisting someone who is engaged in doing the same. The insider trading laws cover not only those who trade based on material, non-public information, but also those who disclose material nonpublic information to others who might trade on the basis of that information (known as “tipping”). A “security” includes not just equity securities, but any security (e.g., derivatives). Thus, members of the NewCo Board, officers and other employees of NewCo may not purchase or sell shares or other securities of NewCo when he or she is in possession of material, non-public information about NewCo (including NewCo’s business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about NewCo.

Australia

The Australian securities laws generally prohibits any person from trading in a financial product while in possession of information which is not generally available and, if it were, would be likely to have a material effect on the price or value of the financial product. The insider trading laws cover not only those who trade based on material, non-public information, but also those who directly or indirectly communicate material non-public information to someone who they think might trade, enter into agreements to trade or get another person to trade. A “financial product” includes not only equity securities, but any financial product (e.g., derivatives, debentures). Thus, members of the NewCo Board, officers and other employees of NewCo may not purchase or sell shares or other securities of NewCo when he or she is in possession of material, non-public information about NewCo (including NewCo’s business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about NewCo.

Rule 144

All NewCo Ordinary Shares and NewCo Warrants received by DCRN stockholders and Tritium shareholders in the Business Combination are expected to be freely tradable, except that NewCo Ordinary Shares and NewCo Warrants received in the Business Combination by persons who become affiliates of NewCo for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of NewCo generally include individuals or entities that control, are controlled by or are under common control with, NewCo and may include the directors and executive officers of NewCo as well as its principal shareholders.

Registration Rights

Pursuant to the A&R Registration Rights Agreement, NewCo will agree that, within 30 calendar days after the Closing, NewCo will file with the SEC (at NewCo’s sole cost and expense) the Resale Registration Statement, and NewCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders can demand NewCo’s assistance with underwritten offerings and block trades. The holders will be entitled to customary piggyback registration rights.

NewCo Warrants

NewCo will assume the DCRN Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each DCRN warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a NewCo Warrant. Each NewCo Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding DCRN warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination. Accordingly, effective as of the Effective Time: (A) each NewCo Warrant will be exercisable solely for NewCo Ordinary Shares; (B) the number of NewCo Ordinary Shares subject to each NewCo Warrant will be equal to the number of shares of DCRN Class A Common Stock subject to the applicable DCRN warrant; and (C) the per share exercise price for the NewCo Ordinary Shares issuable upon exercise of such NewCo Warrant will be equal to the per share exercise price for the shares of DCRN Class A Common Stock subject to the applicable DCRN warrant, as in effect immediately prior to the Effective Time. The terms of the DCRN Warrant Agreement are described below.

DCRN Public Warrants

Each whole DCRN warrant entitles the registered holder to purchase one whole share of DCRN Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the DCRN IPO or 30 days after the completion of an Initial Business Combination. Pursuant to the DCRN Warrant Agreement, a holder of DCRN warrants may exercise its warrants only for a whole number of shares of DCRN Class A Common Stock. This means that only a whole DCRN warrant may be exercised at any given time by a holder of DCRN warrants. The DCRN warrants will expire five years after the completion of an Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

DCRN will not be obligated to deliver any shares of DCRN Class A Common Stock pursuant to the exercise of a DCRN warrant and will have no obligation to settle such DCRN warrant exercise unless a registration statement under the Securities Act with respect to the shares of DCRN Class A Common Stock underlying the DCRN warrants is then effective and a prospectus relating thereto is current, subject to DCRN satisfying its obligations described below with respect to registration. No DCRN warrant will be exercisable and DCRN will not be obligated to issue shares of DCRN Class A Common Stock upon exercise of a DCRN warrant unless the DCRN Class A Common Stock issuable upon such exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the DCRN warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a DCRN warrant, the holder will not be entitled to exercise such DCRN warrant and such DCRN warrant may have no value and expire worthless. In no event will DCRN be required to net cash settle any DCRN warrant. In the event that a registration statement is not effective for the exercised DCRN warrants, the purchaser of a DCRN unit containing such DCRN warrant will have paid the full purchase price for the DCRN unit solely for the share of DCRN Class A Common Stock underlying such DCRN unit.

DCRN has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of an Initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of DCRN Class A Common Stock issuable upon exercise of the DCRN warrants. DCRN will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the DCRN warrants in accordance with the provisions of the DCRN Warrant Agreement. Notwithstanding the above, if DCRN Class A Common Stock is at the time of any exercise of a DCRN warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, DCRN may, at its option, require holders of DCRN warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event DCRN so elects, DCRN will not be required to file or maintain in effect a registration statement, but DCRN will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of DCRN Warrants for Cash When the Price Per Share of DCRN Class A Common Stock Equals or Exceeds $18.00

Once the DCRN warrants become exercisable, DCRN may redeem the outstanding DCRN warrants for cash (except as described below with respect to the DCRN private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per DCRN warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each DCRN warrant holder; and

•

if, and only if, the reported last sale price of the DCRN Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before DCRN sends the notice of redemption to the DCRN warrant holders (which DCRN refers to as the “market value”).

DCRN will not redeem the DCRN warrants for cash unless a registration statement under the Securities Act covering the shares of DCRN Class A Common Stock issuable upon exercise of the DCRN warrants is effective and a current prospectus relating to those shares of DCRN Class A Common Stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless basis” and would require the exercising DCRN warrant holder to pay the exercise price for each warrant being exercised. If and when the DCRN warrants become redeemable by DCRN, DCRN may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

DCRN has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and DCRN issues a notice of redemption of the DCRN warrants, each DCRN warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the DCRN Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of DCRN Warrants for Cash When the Price Per Share of DCRN Class A Common Stock Equals or Exceeds $10.00

Once the DCRN warrants become exercisable, DCRN may redeem the outstanding DCRN warrants for cash (except as described below with respect to the DCRN private placement warrants):

•	in whole and not in part;

•

at a price of $0.10 per DCRN warrant, provided that holders will be able to exercise their DCRN warrants prior to redemption and receive that number of shares of DCRN Class A Common Stock determined by reference to the table below, based on the redemption date and the “fair market value” of DCRN Class A Common Stock (as defined below) except as otherwise described below;

•	upon a minimum of 30 days’ prior written notice;

•

if, and only if, the last sale price of DCRN Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which DCRN sends the notice of redemption to the DCRN warrant holders; and

•

if the last sale price of DCRN Class A Common Stock on the trading day prior to the date on which DCRN sends the notice of redemption to the DCRN warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the DCRN private placement warrants must also be concurrently called for redemption on the same terms as the outstanding DCRN public warrants, as described above.

Beginning on the date the notice of redemption is given until the DCRN warrants are redeemed or exercised, DCRN warrant holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of DCRN Class A Common Stock that a DCRN warrant holder will receive upon a cashless exercise in connection with a redemption by DCRN pursuant to this redemption feature, based on the “fair market value” of DCRN Class A Common Stock on the corresponding redemption date (assuming DCRN warrant holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), and the number of months that the corresponding redemption date precedes the expiration date of the DCRN warrants, each as set forth in the table below.

		Fair Market Value of DCRN Class A Common Stock
Redemption Date (period to expiration of DCRN warrants) expiration of warrants)	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months		0.261	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months		0.257	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months		0.252	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months		0.246	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months		0.241	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months		0.235	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months		0.228	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months		0.221	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months		0.213	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months		0.205	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months		0.196	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months		0.185	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months		0.173	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months		0.161	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months		0.146	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months		0.130	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months		0.111	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months		0.090	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months		0.065	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months		0.034	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months		—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of DCRN Class A Common Stock shall mean the average reported last sale price of DCRN Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to DCRN warrant holders. DCRN will provide DCRN warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of DCRN Class A Common Stock to be issued for each DCRN warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average reported last sale price of DCRN Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to DCRN warrant holders is $11.00 per share, and at such time there are 57 months until the expiration of the DCRN warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of DCRN Class A Common Stock for each whole warrant. For example, where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of DCRN Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to DCRN warrant holders is $13.50 per share, and at such time there are 38 months until the expiration of the DCRN warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of DCRN Class A Common Stock for each whole warrant. In no event will the DCRN warrants be exercisable in connection with this redemption feature for more than 0.361 shares of DCRN Class A Common Stock per whole warrant (subject to adjustment). Finally, as reflected in the table above, if the DCRN warrants are “out of the money” (i.e. the trading price of DCRN Class A Common Stock is below the exercise price of the warrants) and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by DCRN pursuant to this redemption feature, since they will not be exercisable for any shares of DCRN Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding DCRN warrants to be redeemed when the DCRN Class A Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of DCRN Class A Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide the DCRN warrants with an additional liquidity feature, which provides DCRN with the flexibility to redeem the DCRN warrants without the DCRN warrants having to reach the $18.00 per share threshold. Holders choosing to exercise their DCRN warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares of DCRN Class A Common Stock for their DCRN warrants, based on the “redemption price” as determined pursuant to the above table. DCRN has calculated the “redemption prices” as set forth in the table above to reflect a Black-Scholes option pricing model with a fixed volatility input as of February 3, 2021. This redemption right provides DCRN an additional mechanism by which to redeem all of the outstanding DCRN warrants and therefore have certainty as to its capital structure as the DCRN warrants would no longer be outstanding and would have been exercised or redeemed, and DCRN will effectively be required to pay the redemption price to DCRN warrant holders if it chooses to exercise this redemption right, it will allow DCRN to quickly proceed with a redemption of the DCRN warrants if it determines it is in its best interest to do so. As such, DCRN would redeem the DCRN warrants in this manner when it believes it is in its best interest to update its capital structure to remove the DCRN warrants and pay the redemption price to the DCRN warrant holders.

As stated above, DCRN can redeem the DCRN warrants when the DCRN Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to DCRN’s capital structure and cash position while providing DCRN warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares of DCRN Class A Common Stock. If DCRN chooses to redeem the DCRN warrants when the DCRN Class A Common Stock is trading at a price below the exercise price of the DCRN warrants, this could result in the DCRN warrant holders receiving fewer shares of DCRN Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of DCRN Class A Common Stock if and when such shares of DCRN Class A Common Stock were trading at a price higher than the exercise price of $11.50. No fractional shares of DCRN Class A Common Stock will be issued upon exercise. If, upon exercise, a DCRN warrant holder would be entitled to receive a fractional interest in a share, DCRN will round down to the nearest whole number of the number of shares of DCRN Class A Common Stock to be issued to the holder.

Redemption Procedures

A DCRN warrant holder may notify DCRN in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such DCRN warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of DCRN Class A Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a DCRN warrant is adjusted pursuant to the following three paragraphs. The adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares of DCRN Class A Common Stock deliverable upon exercise of a DCRN warrant immediately prior to such adjustment and the denominator of which is the number of shares of DCRN Class A Common Stock deliverable upon exercise of a DCRN warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a DCRN warrant.

If the number of outstanding shares of DCRN Class A Common Stock is increased by a stock dividend payable in shares of DCRN Class A Common Stock, or by a split-up of shares of DCRN Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of DCRN Class A Common Stock issuable on exercise of each DCRN warrant will be increased in proportion to such increase in the outstanding shares of DCRN Class A Common Stock. A rights offering to holders of DCRN Class A Common Stock entitling holders to purchase shares of DCRN Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of DCRN Class A Common Stock equal to the product of (i) the number of shares of DCRN Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for DCRN Class A Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of DCRN Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for DCRN Class A Common Stock, in determining the price payable for DCRN Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of DCRN Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of DCRN Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if DCRN, at any time while the DCRN warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of DCRN Class A Common Stock on account of such shares of DCRN Class A Common Stock (or other shares of DCRN’s capital stock into which the DCRN warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of DCRN Class A Common Stock in connection with a proposed Initial Business Combination, (d) to satisfy the redemption rights of the holders of DCRN Class A Common Stock in connection with a stockholder vote to approve an amendment to the DCRN Charter (i) to modify the substance or timing of DCRN’s obligation to redeem 100% of its DCRN Class A Common Stock if it does not complete an Initial Business Combination within 24 months from the closing of the DCRN IPO or (ii) with respect to any other provision relating to the rights of holders of DCRN Class A Common Stock or pre-Initial Business Combination activity, or (e) in connection with the redemption of the DCRN public shares upon DCRN’s failure to complete an Initial Business Combination, then the DCRN warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of DCRN Class A Common Stock in respect of such event.

If the number of outstanding shares of DCRN Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of DCRN Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of DCRN Class A Common Stock issuable on exercise of each DCRN warrant will be decreased in proportion to such decrease in outstanding shares of DCRN Class A Common Stock.

Whenever the number of shares of DCRN Class A Common Stock purchasable upon the exercise of the DCRN warrants is adjusted, as described above, the DCRN warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of DCRN Class A Common Stock purchasable upon the exercise of the

DCRN warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of DCRN Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of DCRN Class A Common Stock (other than those described above or that solely affects the par value of such shares of DCRN Class A Common Stock), or in the case of any merger or consolidation of DCRN with or into another corporation (other than a consolidation or merger in which DCRN is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of DCRN Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of DCRN as an entirety or substantially as an entirety in connection with which DCRN is dissolved, the DCRN warrant holders will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the DCRN warrants and in lieu of the shares of DCRN Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the DCRN warrant holder would have received if such holder had exercised their DCRN warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of DCRN Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the DCRN warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the DCRN warrant exercise price will be reduced as specified in the DCRN Warrant Agreement based on the Black-Scholes value (as defined in the DCRN Warrant Agreement) of the DCRN warrant.

The DCRN warrants have been issued in registered form under the DCRN Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and DCRN. The DCRN Warrant Agreement provides that the terms of the DCRN warrants may be amended without the consent of any DCRN warrant holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding DCRN public warrants to make any change that adversely affects the interests of the registered holders of DCRN public warrants. If an amendment adversely affects the DCRN private placement warrants in a different manner than the DCRN public warrants or vice versa, then approval of holders of at least 65% of the then-outstanding DCRN public warrants and 65% of the then-outstanding DCRN private placement warrants, voting as separate classes, will be required.

In addition, if DCRN issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of an Initial Business Combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the DCRN Board and, in the case of any such issuance to DCRN Sponsor or its affiliates, without taking into account any DCRN Founder Shares held by DCRN Sponsor or its affiliates, as applicable, prior to such issuance), the exercise price of the DCRN warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price, the $18.00 per share redemption trigger price described above under “Redemption of DCRN Warrants for Cash When the Price Per Share of DCRN Class A Common Stock Equals or Exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the newly issued price, and the $10.00 per share redemption trigger price described above under “Redemption of DCRN Warrants for Cash When the Price Per Share of DCRN Class A Common Stock Equals or Exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the newly issued price.

The DCRN warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to DCRN, for the number of DCRN warrants being exercised. The DCRN warrant holders do not have the rights or privileges of holders of DCRN Class A Common

Stock or any voting rights until they exercise their warrants and receive shares of DCRN Class A Common Stock. After the issuance of shares of DCRN Class A Common Stock upon exercise of the DCRN warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the DCRN warrants. If, upon exercise of the DCRN warrants, a holder would be entitled to receive a fractional interest in a share, DCRN will, upon exercise, round down to the nearest whole number of shares of DCRN Class A Common Stock to be issued to the DCRN warrant holder.

DCRN Private Placement Warrants

The DCRN private placement warrants (including the DCRN Class A Common Stock issuable upon exercise of the DCRN private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination (except, among other limited exceptions, to DCRN’s officers and directors and other persons or entities affiliated with DCRN Sponsor), and they will not be redeemable (except as described above under “—Redemption of DCRN Warrants for Cash When the Price Per Share of DCRN Class A Common Stock Equals or Exceeds $10.00”) so long as they are held by the initial purchasers of the DCRN private placement warrants or their or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the DCRN private placement warrants on a cashless basis. Otherwise, the DCRN private placement warrants have terms and provisions that are identical to those of the DCRN public warrants, including as to exercise price, exercisability and exercise period. If the DCRN private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the DCRN private placement warrants will be redeemable by DCRN in all redemption scenarios and exercisable by the holders on the same basis as the DCRN public warrants.

If holders of the DCRN private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants in exchange for a number of shares of DCRN Class A Common Stock equal to the quotient obtained by dividing (x) the product of (A) the number of shares of DCRN Class A Common Stock underlying the warrants and (B) the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) such fair market value. The “fair market value” shall mean the average reported last sale price of the DCRN Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Transfer Agent and Warrant Agent

The transfer agent for NewCo Ordinary Shares in the United States is Computershare Trust Company, N.A. Each person investing in NewCo Ordinary Shares held through The Depository Trust Company must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a NewCo Shareholder.

For as long as any NewCo Ordinary Shares are listed on the NASDAQ or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of the NewCo Ordinary Shares reflected in the register administered by NewCo’s transfer agent.

NewCo will list the NewCo Ordinary Shares in registered form and such NewCo Ordinary Shares, through the transfer agent, will not be certificated. NewCo has appointed Computershare Trust Company, N.A. as its agent in New York to maintain the shareholders’ register of NewCo on behalf of the NewCo Board and to act as transfer agent and registrar for the NewCo Ordinary Shares. The NewCo Ordinary Shares will be traded on the NASDAQ in book-entry form.

The warrant agent for the NewCo Warrants is Computershare Trust Company, N.A.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of the DCRN stockholders and the relative powers of the DCRN Board are governed by the laws of the State of Delaware, including the DGCL, and the DCRN organizational documents. As a result of the Business Combination, each outstanding share of DCRN Common Stock that is not redeemed by the holder thereof will be exchanged for a NewCo Ordinary Share. Because NewCo is an Australian public company, the rights of the NewCo shareholders will be governed by applicable Australian law and the Constitution of NewCo.

Many of the principal attributes of DCRN Common Stock and NewCo Ordinary Shares will be similar. However, there are differences between the rights of stockholders of DCRN under Delaware law and the rights of NewCo shareholders following the completion of the Business Combination under Australian law. In addition, there are differences between the DCRN Charter and other organizational documents and the Constitution of NewCo as they will be in effect from and after the Effective Time.

The following is a summary comparison of the material differences between the rights of DCRN stockholders under Delaware law and the DCRN organizational documents and the rights DCRN stockholders will have as NewCo shareholders under Australian law and the Constitution of NewCo following the completion of the Business Combination. The discussion in this section does not include a description of certain other rights or obligations under U.S. and Australian securities laws or the Listing Rules, many of which are similar to, or have an effect on, matters described herein under Delaware or Australian law. Such other rights or obligations generally apply equally to DCRN Common Stock and NewCo Ordinary Shares.

The statements in this section are qualified in their entirety by reference to, and are subject to the detailed provisions of applicable Delaware Law, including the DGCL, applicable Australian law, including the Corporations Act, the DCRN Charter and other organizational documents and the Constitution of NewCo that will be in effect from and after the Effective Time. As of the Effective Time, the Constitution of NewCo will be substantially in the form set forth in Annex B to this proxy statement/prospectus.

Rights of DCRN Stockholders	Rights of NewCo Shareholders

Authorized Capital Stock

The authorized capital stock of DCRN consists of 271,000,000 shares, of which (a) 270,000,000 shares have been designated DCRN Common Stock, each having a par value of $0.0001 per share, including (i) 250,000,000 shares of DCRN Class A Common Stock and (ii) 20,000,000 shares of DCRN Class B Common Stock, and (b) 1,000,000 shares of which have been designated DCRN Preferred Stock (none of which are issued and outstanding), each having a par value of $0.0001 per share.

Under Delaware law, the board of directors without stockholder approval may approve the issuance of authorized but unissued shares of common stock that are not otherwise committed for issuance.

Under the DCRN Charter, the DCRN Board may designate one or more series of DCRN Preferred Stock and establish from time to time the number of shares to be included in each such series, and fix the voting rights, if any, designation, powers, preferences

Under Australian law, NewCo does not have a limit on the authorized share capital that may be issued.

Upon Closing, NewCo’s issued capital shall include only one class of ordinary shares, the NewCo Ordinary Shares.

NewCo may issue preference shares, including preference shares which are, or at the option of NewCo or a holder are, liable to be redeemed or converted into NewCo Ordinary Shares. The rights attaching to preference shares are those set out in the Constitution.

Rights of DCRN Stockholders	Rights of NewCo Shareholders
and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

Reduction of Capital
Under Delaware law, DCRN, by an affirmative vote of a majority of the DCRN Board, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus capital the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.

Under the Corporations Act, a company may reduce its share capital if the reduction:

•  is fair and reasonable to the company’s members as a whole;

•  does not materially prejudice the company’s ability to pay its creditors; and

•  is approved by members in accordance with the Corporations Act.

A reduction of capital is either an equal reduction or a selective reduction.

Pre-Emptive Rights
DCRN stockholders do not have pre-emptive rights to acquire newly issued shares.	NewCo shareholders do not have pre-emptive rights to acquire newly issued shares.

Dividends, Distributions, Repurchases and Redemptions

Dividends and Distributions by DCRN

The DCRN Board may set apart out of the funds of DCRN available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Under Delaware law, the DCRN Board may declare and pay dividends to the holders of DCRN’s capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year. The amount of surplus is determined by reference to the current market value of assets less liabilities rather than book value. Dividends may be paid in cash, in shares of DCRN’s capital stock or in other property.

Share Repurchases and Redemptions by DCRN

Under applicable Delaware law, DCRN may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase. If DCRN were to designate and issue shares of a series of DCRN Preferred Stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Shares

Dividends and Distributions by NewCo

Subject to the Corporations Act, the Constitution and any special terms and conditions of issue, the NewCo Directors may, from time to time, resolve to pay a dividend or declare any interim, special or final dividend as, in their judgement, the financial position of NewCo justifies.

The NewCo Directors may fix the amount, time and method of payment of the dividends. The payment, resolution to pay, or declaration of a dividend does not require any confirmation by a general meeting.

Dividend Reinvestment

The Constitution contains a provision allowing NewCo Directors, on the terms and conditions they think fit, to establish, amend, suspend or terminate a dividend reinvestment plan (under which the whole or any part of any dividend or interest due to members may be applied in subscribing for NewCo Ordinary Shares).

Rights of DCRN Stockholders	Rights of NewCo Shareholders
that have been repurchased but have not been retired may be resold by a corporation.

Lien on Shares and Calls on Shares
DCRN has no lien on its outstanding shares under Delaware law and has no outstanding partially paid shares on which it could call for payment.

Under the Constitution, NewCo has a first and paramount lien on:

•  each partly paid security in respect of any call (including any installment) due and payable but unpaid;

•  each security in respect of any payment which NewCo is required by law to pay (and has paid) in respect of the security; and

•  each security acquired under an employee incentive scheme for any money payable to NewCo by the holder for the acquisition of the security, including any loan under an employee incentive scheme.

The lien extends to all distributions relating to the securities, including dividends. NewCo’s lien over securities will be released if its registers a transfer of the securities without giving the transferee notice of its claim.

The NewCo Directors may, from time to time, make a call on any NewCo shareholders for unpaid monies on their shares. The NewCo Directors must give NewCo shareholders notice of a call at least 20 business days before the amount called is due, specifying the time and place of payment. If a call is made, NewCo shareholders are liable to pay the amount of each call by the time and at the place specified.

A call is taken to have been made when a NewCo Directors’ resolution passing the call is made or on any later date fixed by the NewCo Board. A call may be revoked or postponed at the discretion of the NewCo Directors.

Forfeiture of Shares
Not applicable.

Subject to the Corporations Act, NewCo may forfeit shares to cover any call which remains unpaid following any notice to that effect sent to a NewCo shareholder. Forfeited shares become the property of NewCo and the NewCo Directors may sell, reissue or otherwise dispose of the shares in such manner as determined by the NewCo Directors.

A person whose shares have been forfeited remains liable to pay NewCo all amounts payable by the

Rights of DCRN Stockholders	Rights of NewCo Shareholders
former holder to NewCo at the date of forfeiture (including interest and costs). The liability of a holder continues until the holder pays all those amounts in full or NewCo receives and applies the net proceeds from the disposal of the forfeited shares which is equal to or greater than all those amounts.

Election of Directors

Under the DGCL, the board of directors must consist of at least one director. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless a shareholder-adopted bylaw prescribes a different required vote.

The DCRN Charter and bylaws provide that the number of directors constituting the DCRN Board is to be not less than one, the number thereof to be determined from time to time by resolution of the DCRN Board. The number of directors is currently 8. The DCRN Board is divided into three classes designated as Class I, Class II and Class III. Under DCRN’s bylaws, directors are elected by a plurality of the votes cast at a meeting for the election of directors where a quorum is present.

Under the Constitution, the number of NewCo Directors shall be a minimum of three NewCo Directors and a maximum of 12 NewCo Directors or such lower number as NewCo resolves to authorize at a general meeting. NewCo Directors are elected or re-elected by resolution by NewCo shareholders at general meetings of NewCo.

Removal of Directors; Vacancies

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a

A director may be removed by resolution at a general meeting. Subject to the Corporations Act, at least two months’ notice must be given to NewCo of the intention to move a resolution to remove a director at a general meeting.

The NewCo Directors may also appoint a NewCo Director to fill a casual vacancy (i.e., a vacancy, which arises due to a person ceasing to be a director of a company prior to the general meeting of the company) on the NewCo Board or in addition to the existing NewCo Directors, who will then hold office until the next annual general meeting of NewCo and is then eligible for election at that meeting.

No NewCo Director may hold office without re-election for more than three years or past the third annual general meeting following the meeting at which the NewCo Director was last elected or re-elected (whichever is later).

Rights of DCRN Stockholders	Rights of NewCo Shareholders

quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

DCRN’s bylaws provide that any vacancy or newly created directorship resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, even if that number is less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office until the earlier of the expiration of the term of office of the director whom such newly elected director replaced, or a successor is duly elected and qualified, or the earlier of such director’s death, resignation or removal.

Quorum of the Board

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate of incorporation or bylaws require a greater number. The bylaws may lower the number required for a quorum to one-third the number of directors, but no less. Under DCRN’s bylaws, quorum necessary for transaction of business by the DCRN Board consists of a majority of the entire DCRN Board.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws require a greater vote.

A quorum at a NewCo Board meeting is at least two of the NewCo Directors present in person. The quorum must be present at all times during the NewCo Board meeting.

Duties of Directors
Under Delaware law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably

The NewCo Directors are responsible for managing the business of NewCo and may exercise all the powers of NewCo which are not required by law or by the Constitution to be exercised by NewCo in general meeting.

The NewCo Directors are subject to duties established by law to promote good governance of company affairs. Directors’ duties in Australia are derived from common law, statute (primarily the Corporations Act) and the Constitution.

Rights of DCRN Stockholders	Rights of NewCo Shareholders
believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Conflicts of Interest of Directors

Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum (ii) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Any NewCo Director who has a material personal interest in a contract or proposed contract of NewCo, holds any office or owns any property such that the director might have duties or interests which conflict with, or which may conflict, either directly or indirectly, with the directors’ duties or interests as a director, must give the NewCo Directors notice of the interest at a meeting of NewCo Directors.

A NewCo Director who has a material personal interests in a matter that is being considered at a NewCo Board meeting must not, except where permitted under the Corporations Act, vote on the matter or be present while the matter is being considered at the meeting.

Limitation of Liability and Indemnification of Officers and Directors
Delaware law permits a corporation to indemnify officers and directors for actions taken in good faith	Pursuant to the Constitution, NewCo must indemnify current and past directors and other executive officers

Rights of DCRN Stockholders	Rights of NewCo Shareholders

and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action that they had no reasonable cause to believe was unlawful.

DCRN’s bylaws provide for indemnification by DCRN of its directors and officers to the fullest extent permitted by applicable law

DCRN may be authorized to pay expenses incurred by directors or officers in defending an action, suit or proceeding because that person is a director or officer, including pending or threatened actions, suits or proceedings.

In addition, any director or officer may apply to the Delaware Court of Chancery for indemnification to the extent otherwise permissible under the bylaws. The basis of such indemnification by a court shall be the determination by the court that indemnification is proper in the circumstances because the person has met the applicable standards of conduct set forth in the bylaws.

Expenses shall be paid by DCRN in advance of the final disposition of such action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by DCRN as authorized in the bylaws.

The DGCL permits indemnification for derivative suits only for expenses (including legal fees) and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Limitation on Director Liability

Under Delaware law, a corporation may include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for a breach of fiduciary duty as a director. However, a corporation may not limit or eliminate the personal liability of a director for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful of NewCo on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office in NewCo or a related body corporate.

NewCo may also, to the extent permitted by law, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office in NewCo or a related body corporate.

Under the Corporations Act, a company or a related body corporate must not indemnify a person against any liabilities incurred as an officer or auditor of the company if it is a liability:

•  owed to the company or a related body corporate of the company;

•  for a pecuniary penalty order made under section 1317G or a compensation order made under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Corporations Act; or

•  that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith.

In addition, a company or related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred in:

•  defending or resisting proceedings in which the person is found to have a liability for which they cannot be indemnified as set out above;

•  in defending or resisting criminal proceedings in which the person is found guilty;

•  in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found to have been established (except costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•  in connection with proceedings for relief to the person under the Corporations Act in which the Court denies the relief.

Rights of DCRN Stockholders	Rights of NewCo Shareholders
dividends or unlawful stock purchases or redemptions; or any transaction in which the director derives an improper personal benefit. The DCRN Charter includes such a provision.

Annual Meetings

Under the DGCL, an annual stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws.

Under Delaware law, an annual meeting of stockholders is required for the election of directors and for such other proper business as may be conducted thereat. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under DCRN’s bylaws, an annual meeting of stockholders shall be held at a place and time designated by the DCRN Board.

Under Australian law, NewCo is required to hold an annual general meeting at least once every calendar year and within five months after the end of its financial year.

Special/ Extraordinary General Meetings

Under Delaware law, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

DCRN’s bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board, Chief Executive Officer, or the DCRN Board pursuant to a resolution adopted by a majority of the DCRN Board.

All meetings other than the annual general meeting of shareholders are referred to in the Constitution as general meetings. The NewCo Board may call general meetings of its shareholders whenever it sees fit, at such time and place, as it may determine. In addition, the NewCo Board is obliged to call a general meeting if requested to do so by NewCo shareholders with at least 5% of votes that may be cast at the general meeting.

Record Date; Notice Provisions
Under DCRN’s bylaws, the DCRN Board of directors may fix, in advance, a record date, not more than 60 nor less than 10 days before the date of the meeting which the resolution fixing the record date of	Every NewCo Shareholder is entitled to receive notice of and, except in certain circumstances, attend and vote at general meetings of NewCo and to receive all notices, accounts and other documents required to

Rights of DCRN Stockholders	Rights of NewCo Shareholders
action with a meeting is adopted by the DCRN Board, nor more than 60 days prior to any other action. Notice need not be given of an adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. Under Delaware law, written notice of general and special meetings of DCRN stockholders must be given not less than 10 nor more than 60 days before the date of the meeting.	be sent to NewCo shareholders under the Constitution, the Corporations Act and the Listing Rules. Under the Corporations Act, at least 21 days’ notice of meeting must be given to NewCo shareholders. While NewCo is listed on the NASDAQ, notice must be given within any time limits prescribed by the Listing Rules.

Advance Notice of Director Nominations and Other Proposals

Under DCRN’s bylaws, nominations of persons for election to the DCRN Board and the proposal of business to be considered by the stockholders may be made at an annual meeting, or special meeting, of DCRN stockholders (1) by or at the direction of the DCRN Board, (2) or by any stockholder of DCRN who is entitled to vote at the meeting with respect to the election of directors who complies with the notice procedures set forth below.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (2) of the preceding paragraph, the stockholder must have given timely notice thereof in writing to the secretary of DCRN and such business must be a proper subject for stockholder action under Delaware law. To be timely, a stockholder’s notice must be received by the secretary of DCRN at the principal executive office not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made DCRN. Such stockholder’s notice shall set forth (i) as to each person whom the stockholder

Unless the Corporations Act provides otherwise, no business may be transacted at a general meeting unless the general nature of the business is stated in the notice calling the meeting.

Under the Corporations Act, if (a) members with at least 5% of the votes that may be cast on a resolution or (b) at least 100 members who are entitled to vote at a general meeting, give a company notice of a resolution that they propose to move at a general meeting, the resolution must be put to members at the meeting. In addition, such members may request the company to give all members a statement provided by members about the proposed resolution or any other matter that may be properly considered at a general meeting.

Members holding at least 5% of the votes that may be cast at a general meeting may request in writing that the directors of a company call and hold a general meeting. The directors must call the meeting within 21 days of receipt of such a request and the meeting must be held no later than two months after the request is given to the company. If the directors fail to do so, members with more than 50% of the votes of all of the members who made the request may call and arrange to hold a general meeting of the company and the company must pay the reasonable expenses the members incurred because the directors failed to call and arrange to hold the meeting and recover such amounts from the directors subject to the Corporations Act.

Rights of DCRN Stockholders	Rights of NewCo Shareholders
proposes to nominate for election or re-election as a director (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of DCRN that are owned beneficially or of record by the person, and (d) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, without regard to the application of the Exchange Act to either the nomination or DCRN; and (ii) as to the stockholder giving the notice, (a) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (b) the class or series and number of shares of capital stock of DCRN that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (c) a description of all arrangements or understandings between such stockholder and beneficial owner, (d) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (e) any other information relating to such stockholder and beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. DCRN may require any proposed nominee to furnish such other information as may reasonably be required by DCRN to determine the eligibility of such proposed nominee to serve as a director of DCRN. No person shall be eligible for election as a director of DCRN unless nominated in accordance with the above procedures.

Quorum at Meetings
Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or bylaws provide for a greater vote, generally the required vote under the DGCL is a majority of the	A quorum at a general meeting is 33.3% or more of NewCo shareholders present in person or by proxy and entitled to vote.

Rights of DCRN Stockholders	Rights of NewCo Shareholders

shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.

Under DCRN’s bylaws, a quorum consists of the presence, in person or represented by proxy, of the holders of a majority of the issued and outstanding shares of capital stock entitled to vote at the meetings of the stockholders.

Voting Rights

Each share of DCRN Common Stock entitles the holders thereof to one vote. Shares of a series of DCRN Preferred Stock designated by the DCRN Board would have such voting rights as are specified in the resolution designating such series.

Under DCRN’s bylaws, except as otherwise required by law, or by the DCRN Charter, all matters, other than the election of directors, presented to the stockholders at a meeting shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon.

At a general meeting of NewCo, every NewCo shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and, on a poll, one vote for each NewCo Ordinary Share held. On a poll, every NewCo shareholder (or his or her proxy, attorney or representative) is entitled to vote for each fully paid NewCo Ordinary Share held and in respect of each partly paid NewCo Ordinary Share, is entitled to a fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that partly paid NewCo Ordinary Share bears to the total amounts paid and payable (excluding amounts credited) on that NewCo Ordinary Share. The chairperson has a casting vote in addition to any vote cast by the chair as a NewCo shareholder.

Action by Written Consent

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.

Under the DCRN’s bylaws, no action that is required or permitted to be taken by the stockholders of the DCRN at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting other than as noted in the bylaws.

No action required or permitted to be taken by the NewCo shareholders at a general meeting may be taken by written consent.

Derivative or Other Suits
Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Delaware law also requires that the	The Corporations Act includes provisions which allow for members of a company (or a person who has ceased to be a member of a company if the suit relates to the circumstances in which they ceased to be a member) to bring an action against the company or another member (among others) on the grounds that the conduct of the company’s affairs or an actual or proposed act or omission on behalf of a company

Rights of DCRN Stockholders	Rights of NewCo Shareholders

derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

(including a resolution or proposed resolution of members) is either (a) contrary to the interests of members as a whole, or (b) oppressive to, unfairly prejudicial to, or unfairly discriminatory against, a member or members whether in that capacity or in any other capacity. Upon such an application, the court has broad powers to make orders, including (among other things) that the company be wound up, the company’s constitution be modified or repealed, requiring a person to do a specified act or restraining a person from engaging in specified conduct or from doing a specified act, or the purchase of any shares by any member or the company.

In addition, under the Competition and Consumer Act 2010 (Cth), a person must not, in trade or commence, engage in conduct that is misleading or deceptive. The Australian Securities and Investments Commission Act 2001 (Cth) includes an analogous prohibition for conduct in relation to financial services and the Corporations Act includes provisions of a similar effect in relation to statements in disclosure or takeover documents.

Such statutory rights are conferred in addition to the rights available to shareholders at common law.

Inspection of Books and Records
Under Delaware law, a stockholder of a Delaware corporation has the right to inspect the corporation’s stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person’s interest as a stockholder.	NewCo Directors have a right of access to NewCo’s books and records at all reasonable times. NewCo shareholders may inspect the books and records of NewCo as permitted by law, the Constitution, as authorized by the directors, or by resolution of the members.

Appraisal Rights
Under Delaware law, holders of shares of any class or series of stock of a constituent corporation in a merger or consolidation have the right, in certain circumstances, to dissent from such merger or consolidation by demanding payment in cash for their shares equal to the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, as determined by a court in an action timely brought by the surviving or resulting corporation or the dissenters. Delaware law grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock,	Under Australian law, shareholders do not have appraisal rights.

Rights of DCRN Stockholders	Rights of NewCo Shareholders

regardless of the number of shares being issued. No appraisal rights are available for shares of any class or series of stock that are listed on a national securities exchange or held of record by more than 2,000 holders, unless the agreement of merger or consolidation requires the holders thereof to accept for such shares anything other than: shares of stock of the surviving corporation; shares of stock of another corporation, which shares of stock are either listed on a national securities exchange or held of record by more than 2,000 holders; cash in lieu of fractional shares of the stock described in the first two points above; or some combination of the above.

In addition, appraisal rights are not available for stockholders of a surviving corporation in a merger if the merger did not require the vote of the stockholders of the surviving corporation.

Business Combinations and Anti-Takeover Measures

Business Combinations

Under Delaware law, with limited exceptions, a merger, consolidation or sale of all or substantially all of the assets of DCRN must be approved by the DCRN Board and a majority of the issued and outstanding shares entitled to vote and cast thereon.

Anti-Takeover Measures

Under Delaware law, certain anti-takeover provisions apply to DCRN as a publicly-traded company that may have the effect of making it more difficult for a third party to acquire DCRN. In particular, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless, among other exceptions, prior to such time the DCRN Board of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder.

In addition, under the DCRN Charter and bylaws, certain provisions may make it difficult for a third party to acquire DCRN, or for a change in the composition of the DCRN Board or management to occur, including the authorization of “blank check” DCRN Preferred Stock, the terms of which may be

Under the Corporations Act, a person must not acquire a relevant interest in voting shares in a company which has more than 50 members if, because of the transaction, that person’s or someone else’s voting power in the company increases:

•  from 20% or below to more than 20%; or

•  from a starting power that is above 20% and below 90%, (the “relevant interest prohibition”).

There are a number of exceptions to the relevant interest prohibition, including (but not limited to) the following:

•  the acquisition is previously approved by a resolution passed at a general meeting of the company where the resolution is passed in accordance with the requirements under the Corporations Act;

•  the acquisition takes place under a takeover bid conducted in accordance with Chapter 6 of the Corporations Act;

•  a person having at least 19% voting power increases its voting power by no more than 3% in any six month period;

•  the acquisition results from an issue of securities under a rights issue under which offers are made to every person who holds securities in the class securities of which are being offered on the same

Rights of DCRN Stockholders	Rights of NewCo Shareholders
established and shares of which may be issued without stockholder approval; the absence of cumulative voting rights, which allows the holders of a majority of the shares of DCRN Common Stock to elect all of the directors standing for election; and the establishment of advance notice requirements for nominations for election to the DCRN Board or for proposing matters that can be acted upon at stockholder meetings.

terms and all of those persons have a reasonable opportunity to accept the offer; and

•  an acquisition that results from a compromise or arrangement approved by a relevant Australian Court under Part 5.1 of the Corporations Act.

Rights Agreement
DCRN has adopted a registration rights agreement, which will be amended and restated at the Closing.	NewCo will assume DCRN’s A&R Registration Rights Agreement.

Variation of Rights Attaching to a Class or Series of Shares
Under the DCRN Charter, the DCRN Board may designate a new series of DCRN Preferred Stock, which may have terms different than outstanding shares, without stockholder approval. Such designation would specify the number of shares of any class or series and determine the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series.

Subject to the Corporations Act and the terms of issue of a class of shares, wherever the capital of NewCo is divided into different classes of shares, the rights attached to any class of shares may be varied with:

•  the written consent of the holders of at least three quarters of the issued shares in the particular class; or

•  the sanction of a special resolution passed at a separate meeting of the holders of shares in that class.

Amendment to Organizational Documents

Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the DCRN Board of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the

The Constitution may be only amended in accordance with the Corporations Act, which requires a special resolution passed by at least 75% of NewCo shareholders present (in person or by proxy, attorney or representative) and entitled to vote on the resolution at a general meeting of NewCo. Under the Corporations Act, NewCo must give at least 21 days’ written notice of its intention to propose a resolution as a special resolution. While NewCo is listed on the NASDAQ, notice must be given within any time limits prescribed by the Listing Rules.

Rights of DCRN Stockholders	Rights of NewCo Shareholders

board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

DCRN’s bylaws provide that they may be amended by the approval of the DCRN Board, or of the holders of a majority of the outstanding capital stock entitled to vote in the election of directors.

Dissolution

Under Delaware law, unless the board of directors approves a proposal to dissolve, a dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. If a dissolution is initially approved by the board of directors, it may be approved by a simple majority of the corporation’s stockholders.

Upon dissolution, after satisfaction of the claims of creditors, the assets of DCRN would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of DCRN Preferred Stock may have to preferred distributions upon dissolution or liquidation of the corporation.

If NewCo is wound up, then subject to the Constitution and to the rights or restrictions attached to a class of shares, any surplus assets must be divided among NewCo’s shareholders in proportion to the shares held by them (irrespective of the amounts paid or credited as paid on the shares), less any amounts which remain unpaid on these shares at the time of distribution.

Listing
DCRN Common Stock is currently listed on the NASDAQ under the ticker symbol “DCRNU,” “DCRN” and “DCRNW”.	NewCo has applied to list the NewCo Ordinary Shares and NewCo Warrants on the NASDAQ. It is anticipated that upon the Closing the NewCo Ordinary Shares and NewCo Warrants will be listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

Status as a Blank Check Company
The DCRN Charter and DCRN’s bylaws set forth various provisions related to DCRN’s status as a blank check company prior to the consummation of an Initial Business Combination.	The Constitution does not include such provisions since NewCo will not be a blank check company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DCRN Relationships and Related Party Transactions

Founder Shares

On December 8, 2020, DCRN issued an aggregate of 5,750,000 DCRN Founder Shares to DCRN Sponsor for a capital contribution of $25,000, or approximately $0.004 per share. In January 2021, DCRN effected a stock dividend with respect to DCRN Class B Common Stock of 4,312,500 shares thereof, resulting in DCRN Sponsor holding an aggregate of 10,062,500 DCRN Founder Shares. The DCRN Founder Shares are identical to the DCRN public shares except that the DCRN Founder Shares automatically convert into shares of DCRN Class A Common Stock at the time of the Business Combination and are subject to certain transfer restrictions. DCRN initial stockholders may also elect to convert their shares of DCRN Class B Common Stock into an equal number of shares of DCRN Class A Common Stock, subject to adjustment, at any time. The number of DCRN Founder Shares issued was determined based on the expectation that such DCRN Founder Shares would represent 20% of the outstanding shares upon completion of the DCRN IPO. In January 2021, DCRN Sponsor forfeited an aggregate of 400,000 DCRN Founder Shares, and an aggregate of 400,000 DCRN Founder Shares were later issued to DCRN independent directors at their original purchase price. In April 2021, Michael Warren, in connection with his resignation from the DCRN Board, forfeited 40,000 DCRN Founder Shares, and 40,000 DCRN Founder Shares were issued to DCRN Sponsor at their original purchase price.

DCRN Sponsor and DCRN’s officers and directors have waived their redemption rights with respect to any DCRN Founder Shares and any DCRN public shares held by them in connection with the completion of an Initial Business Combination. If an Initial Business Combination is not completed by the Deadline Date, DCRN Sponsor and DCRN’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any DCRN Founder Shares held by them.

The DCRN initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the DCRN Founder Shares until the earlier to occur of (i) one year after the completion of the Initial Business Combination or (ii) subsequent to the Initial Business Combination, (x) if the last sale price of DCRN Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (y) the date on which DCRN completes a liquidation, merger, stock exchange or other similar transaction that results in all DCRN stockholders having the right to exchange their shares of DCRN Common Stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the DCRN IPO, DCRN Sponsor and DCRN’s current and former independent directors purchased 7,366,667 DCRN private placement warrants at a price of $1.50 per warrant, for an aggregate purchase price of $11.05 million. Each whole DCRN private placement warrant is exercisable for one share of DCRN Class A Common Stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the DCRN private placement warrants were added to the proceeds from the DCRN IPO held in the Trust Account. If DCRN does not complete an Initial Business Combination by the Deadline Date, the proceeds from the sale of the DCRN private placement warrants held in the Trust Account will be used to partially fund the redemption of the DCRN public shares (subject to the requirements of applicable law), and the DCRN private placement warrants and all underlying securities will expire worthless. The DCRN private placement warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the initial purchasers of the DCRN private placement warrants or their permitted transferees. In June 2021, Michael Warren, in connection with his resignation from the DCRN Board, sold to DCRN Sponsor 33,267 DCRN private placement warrants at a price of $1.50 per warrant.

DCRN Sponsor and certain of DCRN’s independent directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their DCRN private placement warrants until 30 days after the completion of the Initial Business Combination.

Registration Rights

The holders of the DCRN Founder Shares, DCRN private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of DCRN Class A Common Stock issuable upon the exercise of the DCRN private placement warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the DCRN Founder Shares) will be entitled to registration rights pursuant to the registration rights agreement, dated February 3, 2021, requiring DCRN to register such securities for resale (in the case of the DCRN Founder Shares, only after conversion to DCRN Class A Common Stock). The holders of at least $25 million in value of these securities are entitled to demand that DCRN file a registration statement covering such securities and to require DCRN to effect up to an aggregate of three underwritten offerings of such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to DCRN’s completion of the Initial Business Combination.

Concurrently with the Closing, DCRN will enter into the A&R Registration Rights Agreement, pursuant to which the existing Tritium shareholders will become party thereto and NewCo will agree that, within 30 calendar days after the Closing, NewCo will file the Resale Registration Statement with the SEC (at NewCo’s sole cost and expense), pursuant to which certain securities held by or issuable to certain existing shareholders of DCRN and Tritium will be registered for resale, and NewCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders party thereto can demand NewCo’s assistance with underwritten offerings and block trades. Such holders will be entitled to customary piggyback registration rights.

Administrative Support Agreement

DCRN has agreed to pay an affiliate of DCRN Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or DCRN’s liquidation, DCRN will cease paying these monthly fees. As of September 30, 2021, DCRN incurred $78,571 in monthly fees to the affiliate of DCRN Sponsor, which remain outstanding.

DCRN Sponsor and DCRN’s officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on DCRN’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. DCRN’s audit committee will review on a quarterly basis all payments that were made to DCRN Sponsor and DCRN’s officers and directors, or their affiliates, and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on DCRN’s behalf.

Related Party Loans and Advances

DCRN’s liquidity needs up to the DCRN IPO were satisfied through the receipt of a $25,000 capital contribution from DCRN Sponsor in exchange for the issuance of DCRN Founder Shares to DCRN Sponsor and a loan from DCRN Sponsor for an aggregate amount of $0.3 million to cover organizational expenses and expenses related to the DCRN IPO pursuant to the Note. On December 22, 2020, DCRN drew down $0.3 million on the Note. DCRN repaid the Note in full to DCRN Sponsor on February 4, 2021, and this facility is no longer available to DCRN. Subsequent to the consummation of the DCRN IPO, DCRN’s liquidity needs have been satisfied through the net proceeds of approximately $1.1 million from the DCRN private placement warrants held outside of the Trust Account. As of September 30, 2021, DCRN owed DCRN Sponsor $962,323 for additional expenses paid on its behalf.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an Initial Business Combination, DCRN Sponsor or an affiliate of DCRN Sponsor or certain of DCRN’s officers and directors may, but are not obligated to, loan DCRN funds as may be required. If DCRN completes an Initial Business Combination, DCRN will repay such loaned amounts. In the event that an Initial Business Combination does not close, DCRN may use a portion of the proceeds held outside the Trust Account to repay such loaned amounts, but no proceeds held in the Trust Account would be used for such repayment. Up to $1.5 million of any such working capital loans made by DCRN Sponsor may be convertible into warrants of the post-business combination company at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the DCRN private placement warrants, including as to exercise price, exercisability and exercise period.

On December 10, 2021, DCRN issued an unsecured promissory note in the principal amount of up to $1,500,000 to DCRN Sponsor. The note does not bear interest and is repayable in full upon consummation of an Initial Business Combination. If DCRN does not complete an Initial Business Combination, the note will not be repaid and all amounts owed under it will be forgiven. Immediately prior to the consummation of an Initial Business combination, DCRN Sponsor will have the option, but not the obligation, to convert all or a portion of the unpaid principal balance of the note into that number of DCRN warrants equal to the principal amount of the note so converted divided by $1.50. The terms of such DCRN warrants would be identical to the terms of the DCRN private placement warrants. The note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable. Prior to the completion of the Initial Business Combination, DCRN does not expect to seek loans from parties other than DCRN Sponsor or an affiliate of DCRN Sponsor as DCRN does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. As of December 15, 2021, there was no amount outstanding under the working capital loans made by DCRN Sponsor to DCRN.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on May 25, 2021, DCRN Sponsor entered into the Sponsor Support Agreement with DCRN, NewCo and Tritium, pursuant to which, among other things, DCRN Sponsor agreed to (i) waive the anti-dilution rights set forth in the DCRN Charter with respect to DCRN Founder Shares held by it, (ii) vote all the DCRN Class A Common Stock and DCRN Founder Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, (iii) not transfer the DCRN Founder Shares (or NewCo Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of the NewCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s shareholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property and (iv) not transfer any DCRN warrants (or NewCo Ordinary Shares issued or issuable upon the exercise of the DCRN warrants) until 30 days after the Closing.

Tritium Relationships and Related Party Transactions

Transactions with Gilbarco

For the years ended June 30, 2021 and 2020, Tritium was engaged in certain commercial transactions with Gilbarco, a subsidiary of Vontier Corporation. Vontier Corporation is a shareholder of Tritium. For the years ended June 30, 2021 and 2020, (i) purchases from Gilbarco amounted to $0.3 million and $0, respectively, (ii) product revenue to Gilbarco amounted to $19.1 million and $6.4 million, respectively, (iii) payables to Gilbarco amounted to $0.1 million and $0, respectively, and (iv) receivables from Gilbarco amounted to $2.5 million and $3.5 million, respectively.

Vontier, an affiliate of Gilbarco, previously had rights to purchase Tritium that would expire within 90 days of receiving notice from Tritium of a determined valuation of Tritium pursuant to a valuation process conducted after the IFRS fiscal year 2021 statutory accounts had been finalized. On August 1, 2021, Vontier agreed to waive their rights to acquire Tritium, pursuant to the Vontier Release.

Tritium also had an exclusivity agreement with Gilbarco which provided exclusive distribution rights to Gilbarco to sell the Group’s products into the fuel retail channel, with the exception of CPOs. This agreement expired on August 29, 2021. The receivables due at the end of the period are payable within 60 days and are normal trade receivables.

Additionally, in October 2021, Tritium entered into a verbal arrangement with Gilbarco to provide a 1.5% early payment discount on invoices that Gilbarco pays in full at least 30 days in advance of the agreed due date.

Transactions with Fast Cities

Tritium has sold products to Fast Cities Australia Pty Ltd (“Fast Cities”) during the year ended June 30, 2021 at normal trading terms. The receivables due at the end of the period are payable within 30 days and are normal trade receivables. Trevor St Baker, a director of Tritium, is also a director of Fast Cities. Additionally, Mr. St Baker is a beneficiary of the St Baker Energy Innovation Trust, which owns 100% of the shares of Fast Cities. For the years ended June 30, 2021 and 2020, (i) hardware revenue to Fast Cities amounted to $2.1 million and $1.0 million, respectively, and (ii) receivables from Fast Cities amounted to $0.5 million and $0.4 million, respectively.

Additionally, in October 2021, Tritium entered into an agreement with Fast Cities to provide a 5% discount on Tritium products sold to Fast Cities in exchange for Fast Cities increasing its deposit on purchases from 20% to 80% of the invoiced amount.

Loans payable to St. Baker Energy

Tritium entered into the Shareholder Loan on May 5, 2020 with St. Baker Energy Holdings Pty Ltd, a shareholder of Tritium, for a loan amount of $7.5 million. Tritium initially borrowed an aggregate principal amount of $5.6 million under the Shareholder Loan. As at June 30, 2021 and 2020, the outstanding balance of the Shareholder Loan was $6.4 million and $5.2 million, respectively.

The Shareholder Loan bears interest at the coupon of 11%. This accrued interest on the Shareholder Loan is capitalized into the balance of the loan and is repayable in full with the principal at termination date. The principal amount of the Shareholder Loan is repayable on the termination date of December 31, 2024.

In connection with the consummation of the Business Combination, the Shareholder Loan is expected to be repaid in full. For additional information, see “Tritium Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Shareholder Loan.”

Convertible Notes

In January 2021, Tritium invited certain of its existing shareholders to subscribe for convertible notes in a private placement with a subscription value of approximately $18.8 million and a conversion date of the earlier of: (i) January 31, 2022; (ii) on the date of a change of control event; (iii) the date of either an issue of Tritium’s securities or a disposal of a legal or beneficial interest of more than 15% of Tritium’s shares on issue at a board approved valuation of Tritium; or (iv) the date of occurrence of an insolvency event. The total number of shares to be issued on conversion will be based on the fair value at the date of redemption at a discount of 30% ensuring a subscription value of approximately $18.8 million.

In May 2021, Tritium invited certain of its existing shareholders to subscribe for convertible notes in a private placement with a subscription value of approximately $15.0 million and a conversion date of the earlier of: (i) June 18, 2022; (ii) on the date of a change of control event; (iii) the date of either an issue of Tritium’s securities or a disposal of a legal or beneficial interest of more than 15% of Tritium’s shares on issue at a board approved valuation of Tritium; or (iv) the date of occurrence of an insolvency event. The total number of shares to be issued on conversion will be based on the fair value at the date of redemption at a discount of 20% ensuring a subscription value of approximately $15.0 million.

These raises were participated in by existing shareholders with offer for participation made on a pro rata basis to voting rights (equal to preemptive rights) multiplied by the amount being raised. Existing shareholders at the time of these issuances consisted partially of current and former staff as well as external investors. St Baker Energy Holdings Pty Ltd, Varley Holdings Pty Ltd, Ilwella Pty Ltd and GGC International Holdings LLC (a current shareholder affiliated with Gilbarco/Vontier) all participated in both Convertible Note issuances.

In connection with the Business Combination, the Convertible Notes will be converted into NewCo Ordinary Shares. For additional information, see “Tritium Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Convertible Notes.”

Equity Raises

In August 2019, Tritium invited investors to participate in a private placement an aggregate of 6,752,007 ordinary shares of Tritium at a purchase price of A$4.4431 per share, for aggregate consideration of approximately A$30.0 million. Tritium expanded this offer on January 28, 2020, to invite investors to participate in a private placement of 1,125,341 ordinary shares of Tritium at a purchase price of A$4.4431 per share, for aggregate consideration of approximately A$5.0 million.

This private placement was participated in by existing shareholders and new investors. Existing shareholders at the time of the equity raises consisted partially of current and former staff as well as external investors. St Baker Energy Holdings Pty Ltd, Varley Pty Ltd, Ilwella Pty Ltd and Gilbarco Catlow LLC (a former shareholder affiliated with Gilbarco/Vontier) all participated. Gilbarco Catlow LLC’s shares were transferred to GGC International LLC (a current shareholder affiliated with Gilbarco/Vontier) subsequent to this raise.

Confirmation of Financial Support

Certain of Tritium’s existing major shareholders executed a Confirmation of Financial Support, dated July 15, 2021, providing confirmation that they will jointly accept responsibility of providing, and undertake to provide, additional financial assistance to Tritium as and when it is needed to enable Tritium to continue its operations and fulfill all of its financial obligations for a minimum period of twelve months from July 31, 2021. St Baker Energy Holdings Pty Ltd, Varley Pty Ltd and Ilwella Pty Ltd executed this Confirmation of Financial Support.

Loan Funded Share Plan (LFSP)

In 2017, Tritium adopted the Incentive Plan. Pursuant to the Incentive Plan, Tritium provided eligible employees with an opportunity to purchase shares with an interest free, limited recourse loan payable to Tritium. These limited recourse loans were not collateralized and were not recourse to the assets of the borrower, except to the extent of the shares issued. The amount outstanding on the limited recourse loan is repayable by the employee on the earliest of the date which is 7 years from the issuance of the common stock and certain accelerated repayment dates including the sale or reduction of a majority of Tritium’s ordinary shares, an insolvency event in respect of Tritium, bankruptcy or death of an employee or accelerated repayment dates. There are no service or performance conditions attached to the shares issued under the Incentive Plan. As of June 30, 2021, approximately $15.1 million in loans made by Tritium is outstanding under the Incentive Plan. Subsequent to June 30, 2021, there has been a modification to the shares issued under the Incentive Plan, which adjusts the loans made by Tritium to $14.7 million. See “Executive Compensation—Tritium—Equity Incentive Plan” for additional information.

Certain executives and staff participated in this program. Offers made to executives to participate in the Incentive Plan were at the discretion of the Tritium board of directors.

BENEFICIAL OWNERSHIP OF NEWCO SECURITIES

The following table sets forth information regarding the expected beneficial ownership of NewCo Ordinary Shares immediately following the consummation of the Business Combination and PIPE Financing, assuming that no DCRN public shares are redeemed, and alternatively the maximum number of shares of DCRN are redeemed, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of outstanding NewCo Ordinary Shares;

•	each of DCRN’s and Tritium’s named executive officers and directors;

•	each person who will become an executive officer or director of NewCo post-Business Combination; and

•	all current executive officers and directors of DCRN, as a group pre-Business Combination and all executive officers and directors on the NewCo Board post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of DCRN Common Stock prior to the Business Combination and PIPE Financing is based on 50,312,500 shares of DCRN Class A Common Stock and DCRN Class B Common Stock (including DCRN Founder Shares) issued and outstanding in the aggregate as of December 6, 2021.

The beneficial ownership of Tritium Shares prior to the Business Combination and PIPE Financing is based on 81,540,417 shares outstanding at December 6, 2021 on a fully diluted, as-converted basis.

The expected beneficial ownership of shares of NewCo Ordinary Shares immediately following consummation of the Business Combination and PIPE Financing, when assuming no redemptions and when assuming maximum redemptions, has been determined based upon the assumptions set forth under “Certain Defined Terms.” A foreign exchange rate of 0.7025 on December 6, 2021 was used to calculate the number of NewCo Ordinary Shares to be received by Tritium shareholders in exchange for their Tritium Shares.

Unless otherwise indicated and subject to applicable community property laws, NewCo believes that all persons named in the table below have sole voting and investment power with respect to all shares of DCRN Common Stock and Tritium Shares, respectively, beneficially owned by them. Unless otherwise indicated, the address of each person named below is c/o NewCo, 48 Miller Street, Murarrie, QLD 4172, Australia.

The following table does not reflect record or beneficial ownership of the DCRN public warrants or the DCRN private placement warrants.

					After the Business Combination and PIPE Financing
	Prior to the Business Combination and PIPE Financing		Prior to the Business Combination and PIPE Financing		Assuming No Redemptions Scenario		Assuming Maximum Redemptions Scenario
Name and Address of Beneficial Owners(1)	Number of shares of DCRN Common Stock	%	Number of Tritium Ordinary Shares	%	Number of Ordinary Shares of NewCo	%	Number of Ordinary Shares of NewCo	%
Five Percent Holders of DCRN
Decarbonization Plus Acquisition Sponsor II LLC(2)(3)	9,702,500	19.3	—	—	9,702,500	5.6	9,702,500	6.3
Directors and Executive Officers of DCRN
Erik Anderson(4)	—	—	—	—	—	—	—	—
Peter Haskopoulos(4)	—	—	—	—	—	—	—	—
Dr. Jennifer Aaker(2)(4)	40,000	*	—	—	40,000	*	40,000	*
Jane Kearns(2)(4)	40,000	*	—	—	40,000	*	40,000	*
Pierre Lapeyre, Jr.(2)(3)(4)	9,702,500	19.3	—	—	9,702,500	5.6	9,702,500	6.3
David Leuschen(2)(3)(4)	9,702,500	19.3	—	—	9,702,500	5.6	9,702,500	6.3
Robert Tichio(4)	—	—	—	—	—	—	—	—
Jim McDermott(2)(4)	240,000	*	—	—	240,000	*	240,000	*
Jeffrey Tepper(2)(4)	40,000	*	—	—	40,000	*	40,000	*
All Directors and Executive Officers of DCRN as a Group (9 Individuals)(2)(5)	10,062,500	20	—	—	10,062,500	5.9	10,062,500	6.6
Five Percent Holders of Tritium:
St Baker Energy Holdings Pty Ltd(6)	—	—	21,411,145	26.3	31,509,986	18.3	31,509,986	20.6
Varley Holdings Pty Ltd	—	—	15,026,358	18.4	22,113,732	12.9	22,113,732	14.4
GGC International Holdings LLC	—	—	14,973,050	18.4	22,035,281	12.8	22,035,281	14.4
Ilwella Pty Ltd	—	—	8,267,548	10.1	12,167,043	7.1	12,167,043	7.9
Finnmax Pty Ltd(7)	—	—	4,121,709	5.1	6,065,766	3.5	6,065,766	4.0
Directors and Executive Officers of NewCo After Consummation of the Business Combination
Jane Hunter	—	—	627,065	*	922,828	*	922,828	*
Michael Hipwood	—	—	334,179	*	491,799	*	491,799	*
Dr. David Finn(7)	—	—	4,121,709	5.1	6,065,766	3.5	6,065,766	4.0
Robert Tichio(4)	—	—	—	—	—	—	—	—
Trevor St. Baker AO(6)	—	—	21,411,145	26.3	31,509,986	18.3	31,509,986	20.6
Kenneth Braithwaite	—	—	—	—	—	—	—	—
Kara Phillips	—	—	—	—	—	—	—	—
Edward Hightower	—	—	—	—	—	—	—	—
All Directors and Executive Officers of NewCo as a Group (9 Individuals)	—	—	26,494,098	32.5	38,990,379	22.7	38,990,379	25.5

*	Less than one percent.
(1)

The beneficial ownership of DCRN Common Stock prior to the Business Combination is based on 50,312,500 shares of DCRN Common Stock outstanding at December 6, 2021, of which 40,250,000 are shares of DCRN Class A Common Stock and 10,062,500 are shares of DCRN Class B Common Stock. The beneficial ownership of Tritium Ordinary Shares prior to the Business Combination is based on 81,540,417 shares outstanding at December 6, 2021 on a fully diluted, as-converted basis.

(2)

Interests shown consist solely of DCRN Founder Shares, classified as shares of DCRN Class B Common Stock. Such shares will automatically convert into shares of DCRN Class A Common Stock at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment.

(3)

DCRN Sponsor is the record holder of the shares reported herein. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Holdings LLC and have shared voting and investment discretion with respect to the common stock held of record by DCRN Sponsor. As such, each of Riverstone Holdings LLC, David M. Leuschen and Pierre F. Lapeyre, Jr. may be deemed to have or share beneficial ownership of the DCRN Class B Common Stock held directly by DCRN Sponsor. Each such entity or person disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(4)	The address for this person is c/o 2744 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(5)	These shares represent 100% of the DCRN Founder Shares.
(6)

Trevor St Baker serves as a director of St Baker Energy Holdings Pty Ltd, which serves as Trustee for St Baker Energy Innovation Trust. Mr. St Baker is a beneficiary of St Baker Energy Innovation Trust.

(7)	Finnmax Pty Ltd serves as Trustee for Finn Family Trust. Dr. David Finn is a beneficiary of the Finn Family Trust.

PRICE RANGE OF SECURITIES

NewCo

Price Range of NewCo’s Securities

Historical market price information regarding NewCo is not provided because there is no public market for its securities.

NewCo has not paid any cash dividends on the NewCo Ordinary Shares to date.

DCRN

Price Range of DCRN’s Securities

The following table sets forth, for the period indicated, the high and low sales prices per DCRN unit, share of DCRN Class A Common Stock and DCRN warrant as reported on the NASDAQ for the periods presented.

Fiscal Year 2020	DCRN Units (DCRNU)		DCRN Class A Common Stock (DCRN)		DCRN Warrants (DCRNW)
	High	Low	High	Low	High	Low
Quarter ended March 31, 2021	$11.89	$9.80	$16.00	$9.68	$2.50	$0.83
Quarter ended June 30, 2021	$10.45	$9.97	$10.10	$9.60	$2.50	$0.96
Quarter ended September 30, 2021	$10.54	$10.11	$9.95	$9.82	$1.86	$1.04
Quarter ending December 31, 2021 (through December 15, 2021)	$11.30	$10.24	$10.43	$9.86	$2.85	$1.09

On May 24, 2021, the last trading date before the public announcement of the Business Combination, DCRN units, DCRN Class A Common Stock and DCRN public warrants closed at $9.99, $9.66 and $1.03, respectively.

Tritium

Price Range of Tritium Securities

Historical market price information regarding Tritium is not provided because there is no public market for its securities.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

DCRN is asking its stockholders to approve the Business Combination Agreement and the Business Combination. DCRN stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, as amended by the First Amendment to the Business Combination Agreement, a copy of which is attached as Annex A-1 to this proxy statement/prospectus. Please see the sections above entitled “The Business Combination” and “The Business Combination Agreement and Related Agreements” for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Vote Required for Approval

The Closing is conditioned on the approval of the Business Combination Proposal at the DCRN special meeting.

The Business Combination Proposal (and consequently, the Business Combination Agreement and the Business Combination) will be approved and adopted only if DCRN obtains the affirmative vote (online or by proxy) of holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote at the DCRN special meeting, voting as a single class. Failure to vote by proxy or to vote online at the DCRN special meeting or an abstention from voting will have the same effect as a vote “Against” this Proposal.

DCRN Sponsor, and DCRN’s directors and officers agreed to vote any shares of DCRN Class A Common Stock and DCRN Class B Common Stock owned by them in favor of the Business Combination.

Recommendation of the DCRN Board

THE DCRN BOARD RECOMMENDS THAT DCRN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE NEWCO CONSTITUTION PROPOSAL

Overview

As required by applicable SEC guidance, DCRN is requesting that the DCRN stockholders vote upon, on a non-binding advisory basis, a proposal to approve the governance provisions contained in the Constitution that materially affect DCRN stockholder rights. This non-binding advisory vote is not otherwise required by Delaware law and is separate and apart from the Business Combination Proposal, but consistent with SEC guidance, DCRN is submitting this Proposal to its stockholders separately for approval. Accordingly, regardless of the outcome of the non-binding advisory vote on the NewCo Constitution Proposal, the Constitution will take effect upon the consummation of the Business Combination. In the Business Combination Agreement, DCRN, Tritium, NewCo and Merger Sub agreed that, at the Closing, NewCo will amend its existing constitution to be substantially in the form set forth as Annex B to this proxy statement/prospectus. There are certain differences in the rights of DCRN stockholders prior to the Business Combination and under the DCRN Charter and DCRN’s bylaws and the rights of NewCo shareholders after the Business Combination under the Constitution. For more information please see the section entitled “Comparison of Shareholder Rights.”

The full text of the Constitution is attached to this proxy statement/prospectus as Annex B.

Reasons for the Approval of the NewCo Constitution Proposal

NewCo is an Australian public company limited by shares. The proposed Constitution is consistent with Australian law and is typical among public companies incorporated in Australia.

Vote Required for Approval

The NewCo Constitution Proposal is non-binding and is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. The approval of the NewCo Constitution Proposal requires the affirmative vote (online or by proxy) of holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote thereon at the DCRN and actually cast thereon at the DCRN special meeting, voting as a single class. Failure to vote by proxy or to vote online at the DCRN special meeting or an abstention from voting will have no effect on the outcome of the vote on the NewCo Constitution Proposal.

Recommendation of the DCRN Board

THE DCRN BOARD RECOMMENDS THAT DCRN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NEWCO CONSTITUTION PROPOSAL.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the DCRN Board to adjourn the DCRN special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to DCRN stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal If the DCRN stockholders approve the Adjournment Proposal, DCRN may adjourn the DCRN special meeting and any adjourned session of the DCRN special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from DCRN stockholders who have voted previously.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by DCRN stockholders, the DCRN Board may not be able to adjourn the DCRN special meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal.

Vote Required for Approval

The Adjournment Proposal is not conditioned on the approval of any other Proposal at the DCRN special meeting.

The approval of the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of DCRN Class A Common Stock and DCRN Class B Common Stock entitled to vote and actually cast thereon at the DCRN special meeting, voting as a single class. Failure to vote by proxy or to vote online at the DCRN special meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the DCRN Board

THE DCRN BOARD RECOMMENDS THAT DCRN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

LEGAL MATTERS

Corrs Chambers Westgarth, Australian counsel to NewCo, has provided a legal opinion for NewCo regarding the validity of the NewCo Ordinary Shares offered by this document. Latham & Watkins LLP, U.S. counsel to NewCo, has provided a legal opinion for NewCo regarding the validity of the NewCo Warrants offered by this document. Vinson & Elkins L.L.P., U.S, counsel to DCRN, has provided a legal opinion regarding U.S. tax matters. Ernst & Young Global Limited, tax advisor to NewCo, has provided a legal opinion regarding Australian tax matters.

EXPERTS

The financial statements of DCRN as of December 31, 2020 and for the period from December 4, 2020 (inception) through December 31, 2020, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Tritium as of June 30, 2021 and June 30, 2020 and for each of the two years then ended included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Tritium’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING INFORMATION

Unless DCRN has received contrary instructions, DCRN may send a single copy of this proxy statement/prospectus to any household at which two or more DCRN stockholders reside if DCRN believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce DCRN’s expenses. However, if stockholders prefer to receive multiple sets of DCRN’s disclosure documents at the same address, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of DCRN’s disclosure documents, the stockholders should follow these instructions:

•

If the shares are registered in the name of the stockholder, the stockholder should contact DCRN at its offices at 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025 or its telephone number at (212) 993-0076 to inform DCRN of his or her request; or

•	If a bank, broker or other nominee holds the shares, the DCRN stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for DCRN securities is Continental Stock Transfer & Trust Company.

The transfer agent for NewCo securities is Computershare Trust Company, N.A.

FUTURE SHAREHOLDER PROPOSALS

Every NewCo shareholder is entitled to receive notice of, attend and vote at general meetings of NewCo and to receive all notices, accounts and other documents required to be sent to NewCo shareholders under the Constitution, the Corporations Act and the Listing Rules. Under the Corporations Act, NewCo must give at least 21 days’ written notice of a general meeting. While NewCo is listed on the NASDAQ, notice must be given within any time limits prescribed by the Listing Rules.

Unless the Corporations Act provides otherwise, no business may be transacted at a general meeting unless the general nature of the business is stated in the notice calling the meeting.

SUBMISSION OF STOCKHOLDER PROPOSALS

The DCRN Board is aware of no other matter that may be brought before the DCRN special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the DCRN special meeting.

If the Business Combination is consummated, you will be entitled to attend and participate in NewCo’s annual general meetings of shareholders. If NewCo holds a 2022 annual general meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2022 annual general meeting will be held. As a foreign private issuer, NewCo will not be subject to the SEC’s proxy rules.

WHERE YOU CAN FIND MORE INFORMATION

DCRN files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read DCRN’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or DCRN’s other filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the Proposals to be presented at the DCRN special meeting, you should contact DCRN’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Telephone: (800) 662-5200

(banks and brokers call collect at (203) 658-9400)

Email: DCRN.info@investor.morrowsodali.com

You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a DCRN stockholder and would like to request documents, please do so by January 5, 2022, in order to receive them before the DCRN special meeting. If you request any documents from DCRN, DCRN will mail them to you by first class mail, or another equally prompt means. All information contained in this proxy statement/prospectus relating to DCRN has been supplied by DCRN, and all such information relating to Tritium, NewCo and Merger Sub has been supplied by Tritium. Information provided by either DCRN or Tritium does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of DCRN for the DCRN special meeting. DCRN has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including DCRN, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies. This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of NewCo in addition to being a proxy statement of DCRN for the DCRN special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

BALANCE SHEETS

	September 30, 2021 (unaudited)	December 31, 2020
ASSETS
Current Assets:
Cash	$—	$325,000
Prepaid insurance	668,538	—

Total Current Assets	668,538	325,000

Investments held in Trust Account	402,515,460	—
Prepaid insurance	230,738	—
Deferred offering costs	—	164,788

Total assets	$403,414,781	$489,788

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable — offering costs (affiliate)	$—	$117,288
Accounts payable — affiliate	1,137,323	973
Accrued expenses	2,733,750	—
Accounts payable — franchise tax	128,219	—
Sponsor note payable	—	300,000
Accrued offering expenses	437,500	47,500

Total current liabilities	4,436,792	465,761

Warrant liabilities	25,563,500	—
Deferred underwriting fee payable	14,087,500	—

Total liabilities	$44,087,792	$465,761

COMMITMENTS AND CONTINGENCIES
Class A common stock subject to possible redemption, 40,250,000 and no shares at $10.00 per share at September 30, 2021 and December 31, 2020, respectively	402,500,000	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 250,000,000 shares authorized; none issued and outstanding (excluding 40,250,000 shares and no shares subject to possible redemption at September 30, 2021 and December 30, 2021, respectively)	—	—
Class B common stock, $0.0001 par value, 20,000,000 shares authorized, 10,062,500 shares issued and outstanding	1,006	1,006
Additional paid-in capital	—	23,994
Accumulated deficit	(43,174,017)	(973)

Total stockholders’ (deficit) equity	(43,173,011)	24,027

Total liabilities and stockholders’ (deficit) equity	$403,414,781	$489,788

The accompanying notes are an integral part of these financial statements.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

UNAUDITED STATEMENTS OF OPERATIONS

	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
Operating expenses:
General and administrative expenses	$765,440	$5,781,741
Franchise tax expense	50,411	128,219

Loss from operations	(815,851)	(5,909,960)

Other income (expense):
Interest earned on investments held in Trust Account	6,078	15,460
Offering costs allocated to warrant liabilities	—	(1,048,296)
Change in fair value of warrant liabilities	5,148,501	3,485,840

Net income (loss)	4,338,728	(3,456,956)

Weighted average number of shares of Class A common stock, basic and diluted	40,250,000	34,626,838

Income (Loss)/Basic and diluted Class A common stock	$0.09	$(0.08)

Weighted average number of shares of Class B common stock, basic and diluted	10,062,500	10,062,500

Income (Loss)/Basic and diluted Class B common stock	$0.09	$(0.08)

The accompanying notes are an integral part of these financial statements.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2021	—	$—	10,062,500	$1,006	$23,994	$(973)	$24,027
Excess of proceeds over the fair value of Private Placement Warrants	—	—	—	—	515,667	—	515,667
Accretion of Class A common stock to redemption amount	—	—	—	—	(539,661)	(39,716,088)	(40,255,749)
Net loss	—	—	—	—	—	(7,100,141)	(7,100,141)

Balance as of March 31, 2021 (unaudited)	—	$—	10,062,500	$1,006	$—	$(46,817,202)	$(46,816,196)
Net loss	—	—	—	—	—	(695,543)	(695,543)

Balance as of June 30, 2021 (unaudited)	—	$—	10,062,500	$1,006	$—	$(47,512,745)	$(47,511,739)
Net income	—	—	—	—	—	4,338,728	4,338,728

Balance as of September 30, 2021 (unaudited)	—	$—	10,062,500	$1,006	$—	$(43,174,017)	$(43,173,011)

The accompanying notes are an integral part of these financial statements.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

UNAUDITED STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

Cash flow from operating activities:
Net loss	(3,456,956)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liabilities	(3,485,840)
Offering costs allocated to warrant liabilities	1,048,296
Interest earned on investments held in Trust Account	(15,460)
Changes in operating assets and liabilities:
Accounts payable	1,136,350
Franchise tax payable	128,219
Accrued expenses	2,733,750
Prepaid insurance	(899,321)

Net cash used in operating activities	(2,810,962)

Cash flows from investing activities:
Cash deposited into Trust Account	(402,500,000)

Net cash used in investing activities	(402,500,000)

Cash flows from financing activities:
Proceeds from sale of Units, net of underwriting discounts paid	394,450,000
Proceeds from sale of Private Placement Warrants	11,050,000
Payment of offering costs	(214,038)
Payment of sponsor note	(300,000)

Net cash provided by financing activities	404,985,962

Net decrease in cash	(325,000)
Cash at beginning of period	325,000

Cash at end of period	$—

Supplemental disclosure of non-cash financing activities:
Deferred underwriting fee payable	$14,087,500

The accompanying notes are an integral part of these financial statements.

Decarbonization Plus Acquisition Corporation II

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Organization and General

Decarbonization Plus Acquisition Corporation II (the “Company”) was incorporated in Delaware on December 4, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act,” as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

At September 30, 2021, the Company had not commenced any operations. All activity through September 30, 2021 relates to the Company’s formation and initial public offering (the “Initial Public Offering”), which is described below, as well as the identification and evaluation of prospective acquisition targets for an Initial Business Combination and ongoing administrative and compliance matters. The Company will not generate any operating revenues until after the completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Initial Public Offering was declared effective on February 3, 2021. On February 8, 2021, the Company consummated the Initial Public Offering of 40,250,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the exercise in full of the underwriters’ option to purchase an additional 5,250,000 Units to cover over-allotments, at $10.00 per Unit, generating gross proceeds of $402,500,000, which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale of 7,366,667 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Decarbonization Plus Acquisition Sponsor II LLC (the “Sponsor”) and the Company’s independent directors, generating gross proceeds of $11,050,000, which is described in Note 5.

Transaction costs amounted to $22,789,038, consisting of $8,050,000 of underwriting fees, $14,087,500 of deferred underwriting fees and $651,538 of other offering costs.

Following the closing of the Initial Public Offering on February 8, 2021, an amount of $402,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States. The proceeds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares sold in the Initial Public Offering that are properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem

Note 1 — Description of Organization and Business Operations  (cont.)

100% of the Public Shares if it does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within 24 months from the closing of the Initial Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under the NASDAQ Capital Market rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but net of any taxes payable. As a result, such shares of Class A common stock are recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the

Note 1 — Description of Organization and Business Operations  (cont.)

Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholder’s rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s independent directors and an affiliate of the Company’s chief executive officer have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 24 months of the closing of the Initial Public Offering. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquires shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Liquidity and Capital Resources

As of September 30, 2021, the Company had a cash balance of $0, but the Company has access to Working Capital Loans (as defined below) from the Sponsor, which is described in Note 5, to partially cover the working capital deficit of approximately $3.9 million as of September 30, 2021. This excludes interest income of approximately $15,460 from the Company’s investment in the Trust Account which is available to the Company for tax obligations. Through September 30, 2021, the Company has not withdrawn any interest income from the Trust Account to pay its income and franchise taxes.

If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an Initial Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to an Initial Business Combination. Moreover, the Company may need to obtain additional financing either to complete an Initial Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of an Initial Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Initial Business Combination.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor, which is described in Note 5, and the Sponsor has the financial ability to provide such funds, that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Initial Business Combination and one year from the date of issuance of these financial statements.

Note 2 — Restatement of Previously Issued Financial Statements

In connection with the preparation of the Company’s financial statements as of September 30, 2021, management determined it should restate its previously reported financial statements. The Company determined, at the closing of the Company’s Initial Public Offering and shares sold pursuant to the exercise of the underwriters’ over-allotment, it had improperly valued its Class A common stock subject to possible redemption. The Company previously determined the Class A common stock subject to possible redemption to be equal to the redemption value of $10.00 per Class A common stock while also taking into consideration that a redemption cannot result in net tangible assets being less than $5,000,001. Previously, the Company did not consider redeemable stock classified as temporary equity as part of net tangible assets. Management determined that the Class A common stock issued in the Initial Public Offering and pursuant to the exercise of the underwriters’ over-allotment option can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control. Therefore, management concluded that the redemption value should include all shares of Class A common stock subject to possible redemption, resulting in the Class A common stock subject to possible redemption being equal to their redemption value. As a result, management has noted a reclassification adjustment related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the Class A common stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A common stock.

In connection with the change in presentation for the Class A common stock subject to redemption, the Company also restated its earnings per share calculation to allocate net income (loss) pro rata to Class A and Class B common stock. This presentation contemplates an Initial Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (loss) of the Company.

There has been no change in the Company’s total assets, liabilities or operating results.

Note 2 — Restatement of Previously Issued Financial Statements  (cont.)

The impact of the restatement on the Company’s financial statements is reflected in the following tables:

BALANCE SHEETS

	February 8, 2021	March 31, 2021	June 30, 2021
	Unaudited	Unaudited	Unaudited
Class A common stock subject to possible redemption
As Previously Reported	$356,735,620	$350,683,800	$349,988,257
Adjustment	$45,764,380	$51,816,200	$52,511,743

As Restated	$402,500,000	$402,500,000	$402,500,000

Class A common stock
As Previously Reported	$457	$518	$525
Adjustment	$(457)	$(518)	$(525)

As Restated	$—	$—	$—

Additional paid-in capital
As Previously Reported	$6,047,835	$12,099,594	$12,795,130
Adjustment	$(6,047,835)	$(12,099,594)	$(12,795,130)

As Restated	$—	$—	$—

Accumulated deficit
As Previously Reported	$(1,049,289)	$(7,101,114)	$(7,796,657)
Adjustment	$(39,716,088)	$(39,716,088)	$(39,716,088)

As Restated	$(40,765,377)	$(46,817,202)	$(47,512,745)

Total stockholders’ (deficit) equity
As Previously Reported	$5,000,009	$5,000,004	$5,000,004
Adjustment	$(45,764,380)	$(51,816,200)	$(52,511,743)

As Restated	$(40,764,371)	$(46,816,196)	$(47,511,739)

STATEMENTS OF OPERATIONS

	Three Months Ended March 31, 2021	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
	Unaudited	Unaudited	Unaudited
Basic and diluted weighted average shares outstanding, Class A common stock subject to redemption
As Previously Reported	23,064,607	40,250,000	40,250,000
Adjustment	190,949	—	(8,450,276)

As Restated	23,255,556	40,250,000	31,799,724
Basic and diluted net income (loss) per share, Class A common stock subject to possible redemption
As Previously Reported	$0.00	$0.00	$0.00
Adjustment	$(0.21)	$(0.01)	$(0.19)

As Restated	$(0.21)	$(0.01)	$(0.19)
Basic and diluted net income (loss) per share, Class B non-redeemable common stock
As Previously Reported	$(0.71)	$(0.08)	$(0.78)
Adjustment	$0.50	$0.07	$0.59

As Restated	$(0.21)	$(0.01)	$(0.19)

Note 2 — Restatement of Previously Issued Financial Statements  (cont.)

STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2021	Six Months Ended June 30, 2021
	Unaudited	Unaudited
Initial classification of common stock subject to possible redemption
As Previously Reported	$356,735,620	$356,735,620
Adjustment	$(356,735,620)	$(356,735,620)

As Restated	$—	$—

Change in value of common stock subject to possible redemption
As Previously Reported	$(6,051,820)	$6,747,363
Adjustment	$6,051,820	$(6,747,363)

As Restated	$—	$—

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with instruction to Form 10-Q and Article 8 of Regulation S-X and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, the (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Note 3 — Summary of Significant Accounting Policies  (cont.)

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period, excluding shares of common stock subject to forfeiture, plus, to the extent dilutive, the incremental number of shares of common stock to settle Warrants (as defined below), as calculated using the treasury stock method. At September 30, 2021, the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock method. Since the exercise of Warrants are contingent upon the occurrence of future events, diluted income (loss) per common share is the same as basic income (loss) per common share for the periods presented.

The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock (the “Founder Shares”). Earnings and losses are shared pro rata between the two classes of shares as long as an Initial Business Combination is consummated. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limits of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company utilized a Monte Carlo simulation model to value the Public Warrant (as defined below) liabilities at the date of the Initial Public Offering and then the unadjusted, quoted price listed on the NASDAQ Capital Market for each subsequent reporting period, and utilizes a Black-Scholes model to value the Private Placement Warrant liabilities that are categorized within Level 3 at each reporting period, with changes in fair value recognized in the Statement of Operations (see Note 8).

Fair Value of Financial Instruments

The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the

Note 3 — Summary of Significant Accounting Policies  (cont.)

Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1—Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3—Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 9 for additional information on assets and liabilities measured at fair value.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

One of the significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Warrant liabilities are held by the Company as issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Given that these instruments are categorized as a Level 3, the changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations given the application of an appropriate estimate.

Cash and cash equivalents

Cash includes amounts held at banks with an original maturity of less than six months. As of September 30, 2021, and December 31, 2020, the Company held $0 and $325,000, respectively, in cash and no cash equivalents.

Common stock subject to possible redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Class A common stock subject to mandatory redemption are classified as a liability

Note 3 — Summary of Significant Accounting Policies  (cont.)

instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2021, 40,250,000 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet. At December 31, 2020, there were no shares of Class A common stock outstanding.

The Class A common stock subject to possible redemption reflected on the balance sheet as of September 30, 2021 are reconciled in the following table:

Gross Proceeds	$402,500,000
Proceeds Allocated to Public Warrants	(18,515,000)
Class A share offering costs	(21,740,742)
Accretion of carrying value to redemption value	40,255,742

Class A common stock subject to possible redemption	$402,500,000

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. The Company incurred offering costs amounting to $22,789,038 upon the completion of the Initial Public Offering.

The Company complies with the requirements of ASC 852-10. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company recorded $21,740,742 of offering costs as a reduction of temporary equity in connection with the Public Shares included in the Units. The Company immediately expensed $1,048,296 of offering costs in connection with the Public Warrants (as defined below) included in the Units that were classified as liabilities.

As of September 30, 2021 and December 31, 2020, the Company had $0 and $164,788, respectively, of deferred offering costs on the accompanying balance sheets.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The deferred tax assets are de minimus as of September 30, 2021 and December 31, 2020.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing

Note 3 — Summary of Significant Accounting Policies  (cont.)

authorities. There were no unrecognized tax benefits as of September 30, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company’s deferred tax assets and provision for income taxes were deemed to be de minimis as of September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The Company early adopted ASU 2020-06 on January 1, 2021. Adoption of ASU 2020-06 did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying condensed consolidated financial statements.

Note 4 — Public Offering

Pursuant to the Initial Public Offering, the Company sold 40,250,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (each whole redeemable warrant included in the Units, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

Note 5 — Related Party Transactions

Founder Shares

On December 8, 2020, the Sponsor purchased 5,750,000 Founder Shares for an aggregate price of $25,000, or approximately $0.004 per share. On January 15, 2021, the Company effected a stock dividend with respect to its Founder Shares of 4,312,500 shares thereof, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares. All share and per share amounts have been retroactively restated. As used herein, unless the context otherwise requires, “Founder Shares” shall be deemed to include the shares of Class A common stock issuable upon conversion thereof. The Founder Shares are identical to the Public Shares except that the Founder Shares automatically convert into shares of Class A common stock at the time of the Company’s Initial Business Combination and are subject to certain transfer restrictions, as described in more detail below. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. The Sponsor agreed to forfeit up to an aggregate of 1,312,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares represented 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering.

On February 3, 2021, the Company, the Sponsor and the Company’s independent directors entered into several securities agreements, pursuant to which the Company issued an aggregate of 400,000 Founder Shares

Note 5 — Related Party Transactions  (cont.)

and the Sponsor agreed to forfeit 400,000 Founder Shares at no cost, which were cancelled by the Company. On February 4, 2021, the underwriters fully exercised their over-allotment option; thus, the 1,312,500 Founder Shares were no longer subject to forfeiture. In April 2021, Michael Warren, in connection with his resignation from the Company’s board of directors, forfeited 40,000 Founder Shares, and 40,000 Founder Shares were issued to the Sponsor. The Sponsor and the Company’s independent directors have waived their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of the Initial Business Combination. If the Initial Business Combination is not completed within 24 months from the closing of the Initial Public Offering, the Sponsor and the Company’s independent directors agree to waive their right to liquidating distributions from the Trust Account with respect to any Founder Shares held by them.

The Company’s initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Sponsor and the Company’s independent directors purchased an aggregate of 7,366,667 Private Placement Warrants, including 700,000 additional Private Placement Warrants as a stipulation for the over-allotment option being fully exercised, at a price of $1.50 per whole Warrant (as defined below) or $11,050,000 in the aggregate (see Note 4 for further information regarding the accounting treatment of the Private Placement Warrants).

Each whole Private Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account such that at the closing of the Initial Public Offering, $402.5 million was held in the Trust Account. If the Initial Business Combination is not completed within 24 months from the closing of the Initial Public Offering, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

The Sponsor and the Company’s independent directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination.

Registration Rights

Pursuant to a registration rights agreement entered into on February 3, 2021, the holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (as defined below) (the “Working Capital Warrants”), if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock). These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Note 5 — Related Party Transactions  (cont.)

Related Party Loans

On December 8, 2020, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of June 6, 2021 or the completion of the Initial Public Offering (the “Maturity Date”). On December 22, 2020, the Company drew down $300,000 on this Note. On February 4, 2021, the Company paid back the Sponsor for the full amount of the outstanding Note, and this facility is no longer available to the Company.

As of September 30, 2021, the Company owed the Sponsor $962,323 for additional expenses paid on its behalf.

Administrative Support Agreement

The Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2021, the Company incurred $30,000 and $78,571, respectively, of monthly fees to the affiliate of the Sponsor, which were outstanding at September 30, 2021.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an Initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes an Initial Business Combination, the Company would repay the Working Capital Loans. In the event that an Initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $1,500,000 of such loans may be converted into Working Capital Warrants of the post-business combination entity at the price of $1.50 per Working Capital Warrant at the option of the lender. Such Working Capital Warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. As of September 30, 2021, and December 31, 2020 the Company had no borrowings under any Working Capital Loans.

Note 6 — Commitments and Contingencies

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $14,087,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an Initial Business Combination, subject to the terms of the underwriting agreement.

Business Combination Agreement

On May 25, 2021, the Company, Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the

Note 6 — Commitments and Contingencies  (cont.)

terms and conditions contained therein, (i) the Company, NewCo, Tritium and all existing shareholders of Tritium will enter into a share transfer agreement (the “Share Transfer Agreement”) pursuant to which the holders of all of the shares in the capital of Tritium (the “Tritium Shares”) will transfer their Tritium Shares to NewCo in exchange for an aggregate of 120,000,000 fully paid ordinary shares in the capital of NewCo valued at $10.00 per share (the “NewCo Ordinary Shares”) to be issued simultaneously with the issuance of NewCo Ordinary Shares in connection with the Merger (as defined below) (the “Share Transfer”) and (ii) Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of NewCo (the “Merger”). In connection with the Merger, (i) each holder of warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share, will receive in exchange an equal number of warrants to purchase NewCo Ordinary Shares and (ii) each holder of Class A common stock will receive in exchange an equal number of NewCo Ordinary Shares. Please see the Form 8-K filed with the SEC on May 26, 2021 for additional information.

On July 27, 2021, the Company, Tritium, NewCo and Merger Sub entered into the First Amendment to the Business Combination Agreement (the “Amendment”). The Amendment provides that (i) the obligations of Tritium, NewCo and Merger Sub to consummate the Business Combination are subject to the condition that the sum of (A) the amount of cash in the Company’s Trust Account and (B) the amount of cash proceeds to NewCo resulting from any private placements of NewCo Ordinary Shares be not less than $200,000,000 and (ii) the parties will use reasonable best efforts to consummate any private placements of NewCo Ordinary Shares.

On July 27, 2021, the Company, NewCo and Palantir Technologies Inc. (the “Investor”) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which, among other things, the Investor agreed to subscribe for and purchase, and NewCo agreed to issue and sell to the Investor, immediately prior to or substantially concurrently with the closing of the Business Combination, 1,500,000 NewCo Ordinary Shares (the “PIPE Shares”) at a purchase price of $10.00 per share, for gross proceeds of $15,000,000 (the “PIPE Financing”). The PIPE Financing is contingent upon, among other things, the consummation of the Business Combination.

The PIPE Shares to be issued pursuant to the Subscription Agreement will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Pursuant to the Subscription Agreement, NewCo agreed that, within 30 calendar days after the closing of the PIPE Financing, NewCo will file with the SEC (at NewCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and NewCo will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Risks and Uncertainties

The Company is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of operations and search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 7 — Stockholders’ (Deficit) Equity

Common Stock

The authorized common stock of the Company includes up to 250,000,000 shares of Class A common stock with a par value of $0.0001 per share and 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. If the Company enters into an Initial Business Combination, it may (depending on the terms of

Note 7 — Stockholders’ (Deficit) Equity  (cont.)

such an Initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company’s stockholders vote on the Initial Business Combination to the extent the Company seeks stockholder approval in connection with the Initial Business Combination. Holders of the Company’s common stock are entitled to one vote for each share of common stock. At September 30, 2021, and December 31, 2020, there were 40,250,000 and 0 shares, respectively, of Class A common stock issued and outstanding subject to possible redemption. At September 30, 2021 and December 31, 2020, there were 10,062,500 shares of Class B common stock issued and outstanding.

The Sponsor agreed to forfeit up to an aggregate of 1,312,500 Founder Shares to the extent that the over-allotment option was not exercised by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On February 4, 2021, the underwriters fully exercised their over-allotment option; thus, these 1,312,500 Founder Shares were no longer subject to forfeiture.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations (the “Preferred Stock”), voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2021, and December 31, 2020 there were no shares of Preferred Stock issued or outstanding.

Note 8 — Warrants

Each whole warrant (the Public Warrants, Private Placement Warrants and Working Capital Warrants, collectively, the “Warrants”) entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as described herein. Only whole Warrants are exercisable. The Warrants will become exercisable on the later of 30 days after the completion of our Initial Business Combination or 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of our Initial Business Combination or earlier upon redemption or liquidation, as described in the Company’s Initial Public Offering prospectus. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade.

The exercise price of each Warrant is $11.50 per share, subject to adjustment as described herein. In addition, if the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its Initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price.

The Warrants will become exercisable on the later of:

•	30 days after the completion of the Initial Business Combination or,

•	12 months from the closing of the offering;

provided in each case that we have an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or we permit holders to exercise their Warrants on a cashless basis under the circumstances specified in the warrant agreement).

Note 8 — Warrants  (cont.)

The Company has not registered the shares of Class A common stock issuable upon exercise of the Warrants. However, the Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of its Initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Warrants will expire at 5:00 p.m., New York City time, five years after the completion of the Company’s Initial Business Combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to the Company and not placed in the Trust Account.

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants for cash (except as described herein with respect to the Private Placement Warrants):

•	In whole and not in part;

•	At a price of $0.01 per Warrant;

•	Upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

•

if, and only if, the last sale price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders.

The Company will not redeem the Warrants for cash unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by us, we may exercise our redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Except as described below, none of the Private Placement Warrants will be redeemable by the Company so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (except as described below with respect to the Private Placement Warrants):

•	in whole and not in part;

•

at a price of $0.10 per Warrant, provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to the table set forth under “Description of Securities — Warrants — Public Stockholders’ Warrants” based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described in “Description of Securities — Warrants — Public Stockholders’ Warrants”;

Note 8 — Warrants  (cont.)

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrantholders; and

•

if the last sale price of the Company’s Class A common stock on the trading day prior to the date on which the Company sends the notice of redemption to the warrantholders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Warrants, as described above.

The “fair market value” of the Company’s Class A common stock shall mean the average reported last sale price of the Company’s Class A common stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants.

No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder.

As of September 30, 2021, there were 13,416,667 Public Warrants and 7,366,667 Private Placement Warrants outstanding. As of December 31, 2020, there were no Warrants outstanding. The Company classifies the outstanding Public Warrants and Private Placement Warrants as warrant liabilities on its balance sheet in accordance with the guidance contained in ASC 815.

The warrant liabilities are initially measured at fair value upon the closing of the Initial Public Offering and subsequently re-measured at each reporting period. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. The Company recognized gains (losses) in connection with changes in the fair value of warrant liabilities of $5,148,501 and $3,485,840, respectively, within change in fair value of warrant liabilities in the Statement of Operations during the three and nine month period ended September 30, 2021.

Note 9 — Fair Value Measurements

At September 30, 2021, assets held in the Trust Account were comprised of $402,515,460 in money market funds which are invested in U.S. Treasury Securities. Through September 30, 2021, the Company has not withdrawn any interest earned on the Trust Account to pay its franchise and income tax obligations.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Amount at Fair Value	Level 1	Level 2	Level 3
September 30, 2021
Assets:
Investments held in Trust Account — U.S. Treasury Securities Money Market Fund	$402,515,460	$402,515,460	—	$—
Liabilities:
Warrant liability — Public Warrants	$16,502,500	$16,502,500	$—	$—
Warrant liability — Private Placement Warrants	$9,061,000	$—	$—	$9,061,000

Note 9 — Fair Value Measurements  (cont.)

There were no assets or liabilities measured at fair value on a recurring basis at December 31, 2020.

The Company utilized a Monte Carlo simulation model to value the Public Warrant liabilities at the date of the Initial Public Offering and then the unadjusted, quoted price listed on the NASDAQ Capital Market for each subsequent reporting period, and utilizes a Black-Scholes model to value the Private Placement Warrant liabilities that are categorized within Level 3 at each reporting period, with changes in fair value recognized in the Statement of Operations. The estimated fair value of the Private Warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The significant unobservable inputs used in the Monte Carlo simulation model to value the Public Warrants at the date of the Initial Public Offering and the Black-Scholes model to measure the Private Placement Warrant liabilities that are categorized within Level 3 of the fair value hierarchy are as follows:

As of September 30, 2021
Stock price	$9.87
Strike price	$11.50
Term (in years)	5.17
Volatility	18.2%
Risk-free rate	1.00%
Dividend yield	—%
Fair value of warrants	$1.23

The following table provides a summary of the changes in fair value of the Level 3 warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair Value as of December 31, 2020	$—	$—	$—
Initial measurement at February 8, 2021	10,534,340	18,515,000	29,049,340
Change in valuation inputs or other assumptions	957,661	1,207,500	2,165,161

Fair value as of March 31, 2021	$11,492,001	$19,722,500	$31,214,501
Change in valuation inputs or other assumptions	(368,334)	—	(368,334)
Transferred to Level 1		(19,722,500)	(19,722,500)

Fair value as of June 30, 2021	$11,123,667	$—	$11,123,667
Change in valuation inputs or other assumptions	(2,062,667)	—	(2,062,667)

Fair value as of September 30, 2021	$9,061,000	$—	$9,061,000

The Company transferred $19,722,500 of Public Warrants on the date of the Initial Public Offering from Level 3 to Level 1 in the nine months ended September 30, 2021. Upon trading separately, the Public Warrants had observable market prices qualifying for Level 1 treatment.

Note 10 — Subsequent Events

Management has evaluated the impact of subsequent events through November 23, 2021. There are no subsequent events required to be disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Decarbonization Plus Acquisition Corporation II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Decarbonization Plus Acquisition Corporation II (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholder’s equity and cash flows for the period from December 4, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from December 4, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have serviced as the Company’s auditor since 2020.

New York, New York

March 30, 2021

DECARBONIZATION PLUS ACQUISITION CORPORATION II

BALANCE SHEET AS OF DECEMBER 31, 2020

ASSETS:
Current asset: cash	$325,000
Deferred offering costs	164,788

Total assets	$489,788

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable — offering costs (affiliate)	$117,288
Accounts payable	973
Accrued offering expenses	47,500
Total current liabilities	165,761
Sponsor note payable	300,000

Total liabilities	465,761

COMMITMENTS AND CONTINGENCIES
Stockholder’s equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value, 250,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value, 20,000,000 shares authorized, 10,062,500 shares issued and outstanding(1)(2)	1,006
Additional paid-in capital	23,994
Accumulated deficit	(973)

Total stockholder’s equity	24,027

Total liabilities and stockholder’s equity	$489,788

(1)	Includes up to 1,312,500 shares of subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (See Note 4)
(2)

On January 14, 2021, the Company effected a stock dividend with respect to its Class B common stock of 4,312,500 shares thereof, resulting in the Sponsor holding an aggregate of 10,062,500 shares of Class B common stock. All share and per-share amounts have been retroactively adjusted.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM DECEMBER 4, 2020 (INCEPTION) TO DECEMBER 31, 2020

Operating expenses:
Formation expenses	$973

Net loss	(973)

Weighted average shares outstanding Class B common stock, basic and diluted(1)(2)	8,750,000

Basic and diluted net loss per common share, non-redeemable common stock	$(0.00)

(1)	Excludes up to 1,312,500 shares of subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (See Note 4)
(2)

On January 14, 2021, the Company effected a stock dividend with respect to its Class B common stock of 4,312,500 shares thereof, resulting in the Sponsor holding an aggregate of 10,062,500 shares of Class B common stock. All share and per-share amounts have been retroactively adjusted.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

FOR THE PERIOD FROM DECEMBER 4, 2020 (INCEPTION) TO DECEMBER 31, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit)	Stockholder’s Equity
	Shares	Amount	Shares	Amount
Balance as of December 4, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Class B Common Stock issued to Sponsor(1)(2)	—	$—	10,062,500	$1,006	$23,994	$—	$25,000
Net loss	—	—	—	—	—	(973)	(973)

Balance as of December 31, 2020	—	$—	10,062,500	$1,006	$23,994	$(973)	$24,027

(1)	Includes up to 1,312,500 shares of subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (See Note 4)
(2)

On January 14, 2021, the Company effected a stock dividend with respect to its Class B common stock of 4,312,500 shares thereof, resulting in the Sponsor holding an aggregate of 10,062,500 shares of Class B common stock. All share and per-share amounts have been retroactively adjusted.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 4, 2020 (INCEPTION) TO DECEMBER 31, 2020

Cash flow from operating activities:
Net loss	$(973)
Changes in operating assets and liabilities:
Increase in accounts payable	973
Net cash used in operating activities	—

Cash flows from financing activities:
Proceeds from sale of Class B Common Stock to Sponsor	25,000
Proceeds from Sponsor promissory note	300,000

Net cash provided by financing activities	325,000

Net increase in cash	325,000
Cash at beginning of period	—

Cash at end of period	$325,000

Supplemental disclosure of non-cash financing activities:
Accrued deferred offering costs	$164,788

DECARBONIZATION PLUS ACQUISITION CORPORATION II

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Organization and General

Decarbonization Plus Acquisition Corporation II (the “Company”) was incorporated in Delaware on December 4, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act,” as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

At December 31, 2020, the Company had not commenced any operations. All activity for the period from December 4, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the proposed initial public offering (“Proposed Offering”) described below. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Offering. The Company has selected December 31st as its fiscal year end.

The registration statement for the Initial Public Offering was declared effective on February 3, 2021. On February 8, 2021, the Company consummated the Initial Public Offering of 40,250,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the exercise in full of the underwriters’ option to purchase an additional 5,250,000 Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $402,500,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale of 7,366,667 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Decarbonization Plus Acquisition Sponsor II, LLC (the “Sponsor”) and certain of the Company’s independent directors, generating gross proceeds of $11,050,000, which is described in Note 4.

Transaction costs amounted to $22,789,038, consisting of $8,050,000 of underwriting fees, $14,087,500 of deferred underwriting fees and $651,538 of other offering costs. In addition, at February 8, 2021, cash of $2,869,552 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on February 8, 2021, an amount of $402,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States. The proceeds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Offering, although substantially all of the net proceeds of the Proposed Offering are

Note 1 — Description of Organization and Business Operations  (cont.)

intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such shares of Class A common stock will be recorded at redemption amount and classified as temporary equity upon the completion of the Proposed Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Proposed Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned and not previously released to pay the Company’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholder’s rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s independent director nominees will enter into a letter agreement with the Company, pursuant to which they will agree to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to

Note 1 — Description of Organization and Business Operations  (cont.)

complete the Initial Business Combination within 24 months of the closing of the Proposed Offering. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquires shares of Class A common stock in or after the Proposed Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period, excluding shares of common stock

Note 2 — Summary of Significant Accounting Policies  (cont.)

subject to forfeiture, plus, to the extent dilutive, the incremental number of shares of common stock to settle warrants, as calculated using the treasury stock method. Weighted average shares were reduced for the effect of an aggregate of 1,312,500 of Founder Shares that were subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 3). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock method. As a result, diluted loss per common share is the same as basic loss per common share for the period.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes amounts held at banks with an original maturity of less than three months. As of December 31, 2020, the Company held $325,000 in cash.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $22,789,038 were charged to stockholders’ equity upon the completion of the Initial Public Offering. As of December 31, 2020, the Company had $164,788 of deferred offering costs on the accompanying balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2 — Summary of Significant Accounting Policies  (cont.)

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The provision for income taxes was deemed to be de minimis for the period from December 4, 2020 (inception) through December 31, 2020. The Company’s deferred tax assets were deemed to be de minimis as of December 31, 2020.

The Company had no tax liability as of December 31, 2020.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Public Offering

Pursuant to the Initial Public Offering, the Company sold 40,250,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4 — Related Party Transactions

Founder Shares

On December 8, 2020, the Sponsor purchased 5,750,000 shares of Class B common stock (the “Founder Shares”) for an aggregate price of $25,000, or approximately $0.004 per share. On January 15, 2021, the Company effected a stock dividend with respect to its Founder Shares of 4,312,500 shares thereof, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares. All share and per-share amounts have been retroactively adjusted. As used herein, unless the context otherwise requires, “Founder Shares” shall be deemed to include the shares of Class A common stock issuable upon conversion thereof. The Founder Shares are identical to the Public Shares except that the Founder Shares automatically convert into shares of Class A common stock at the time of the Company’s Initial Business Combination and are subject to certain transfer restrictions, as described in more detail below. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. The Sponsor agreed to forfeit up to an aggregate of 1,312,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On February 3, 2021, the Company, the Sponsor and the Company’s independent directors entered into several Securities Agreements, pursuant to which the Company issued an aggregate of 400,000 Founder Shares and the Sponsor agreed to forfeit 400,000 Founder Shares at no cost, which were cancelled by the Company. On February 4, 2021, the underwriters fully exercised their over-allotment option; thus, these 1,312,500 Founder Shares were no longer subject to forfeiture. The Sponsor and the Company’s independent directors have waived their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of the Initial Business Combination. If the Initial Business Combination is not completed within 24 months from the closing of the Initial Public Offering, the Sponsor and the Company’s independent directors agree to waive their right to liquidating distributions from the Trust Account with respect to any Founder Shares held by them.

Note 4 — Related Party Transactions  (cont.)

The Company’s initial stockholders will agree, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Sponsor and certain of the Company’s independent directors purchased an aggregate of 7,366,667 Private Placement Warrants, including 700,000 additional Private Placement Warrants to cover over-allotments, at a price of $1.50 per whole Warrant or $11,050,000 in the aggregate. Each whole Private Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account such that at the closing of the Initial Public Offering, $402.5 million was held in the Trust Account. If the Initial Business Combination is not completed within 24 months from the closing of the Initial Public Offering, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

The Sponsor and certain of the Company’s independent directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement to be signed on or before the date of the prospectus for the Proposed Offering. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Support Agreement

The Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Sponsor Note Payable

On December 8, 2020, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of $300,000 to cover expenses related to the Proposed Offering pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable on the earlier of June 6, 2021 or the completion of the Proposed Offering (the “Maturity Date”). On December 22, 2020, the Company drew down $300,000 on this Note. On February 4, 2021, the Company paid back the Sponsor for the full amount of the outstanding Note.

Note 5 — Commitments and Contingencies

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $14,087,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an Initial Business Combination, subject to the terms of the underwriting agreement.

Working Capital Loans

In addition, in order to finance transaction costs in connection with its Initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its Initial Business Combination, the Company would repay the Working Capital Loans. In the event that the Initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $1,500,000 of such loans may be converted into warrants of the post business combination entity at the price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or close on the Proposed Offering and search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Stockholder’s Equity

Common Stock

The authorized common stock of the Company includes up to 200,000,000 shares of Class A common stock with a par value of $0.0001 per share and 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. If the Company enters into an Initial Business Combination, it may (depending on the terms of such an Initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company’s stockholders vote on the Initial Business Combination to the extent the Company seeks stockholder approval in connection with the Initial Business Combination. Holders of the Company’s common stock are entitled to one vote for each share of common stock. As of February 8, 2021, there were 10,062,500 shares of Class B common stock issued and outstanding.

The Sponsor agreed to forfeit up to an aggregate of 1,312,500 Founder Shares depending on the extent to which the over-allotment option is not exercised by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Proposed Offering. On February 4, 2021, the underwriters fully exercised their over-allotment option; thus, these 1,312,500 Founder Shares were no longer subject to forfeiture.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 6 — Stockholder’s Equity  (cont.)

Warrants

Each whole Warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as described herein. Only whole Warrants are exercisable. The Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Proposed Offering, and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. The Company has also granted the underwriters a 45-day option to purchase up to an additional 5,250,000 Units to cover over-allotments, if any.

Each whole Warrant is exercisable to purchase one share of our Class A common stock and only whole Warrants are exercisable. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade.

The exercise price of each Warrant is $11.50 per share, subject to adjustment as described herein. In addition, if we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by our board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price.

The Warrants will become exercisable on the later of:

•	30 days after the completion of the Initial Business Combination or,

•	12 months from the closing of the Proposed Offering;

provided in each case that we have an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement).

The Company is not registering the shares of Class A common stock issuable upon exercise of the Warrants at this time. However, the Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of the Initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Warrants will expire at 5:00 p.m., New York City time, five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to us and not placed in the Trust Account.

Note 6 — Stockholder’s Equity  (cont.)

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants for cash (except as described herein with respect to the Private Placement Warrants):

•	In whole and not in part;

•	At a price of $0.01 per Warrant;

•	Upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

•

if, and only if, the last sale price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders.

The Company will not redeem the Warrants for cash unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by the Company, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Except as described below, none of the Private Placement Warrants will be redeemable by the Company so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (except as described below with respect to the Private Placement Warrants):

•	in whole and not in part;

•

at a price of $0.10 per Warrant, provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to the table set forth under “Description of Securities—Warrants—Public Stockholders’ Warrants” based on the redemption date and the “fair market value” of our Class A common stock except as otherwise described in “Description of Securities—Warrants—Public Stockholders’ Warrants”;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrantholders; and

•

if the last sale price of the Company’s Class A common stock on the trading day prior to the date on which the Company send the notice of redemption to the warrantholders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Warrants, as described above.

The “fair market value” of the Company’s Class A common stock shall mean the average reported last sale price of the Company’s Class A common stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants.

No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder. Please see the section entitled “Description of Securities — Warrants — Public Stockholders’ Warrants” for additional information.

Note 7 — Subsequent Events

Management has evaluated the impact of subsequent events through the date the financial statements were available to be issued. All subsequent events required to be disclosed are included in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Tritium Holdings Pty Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Tritium Holdings Pty Ltd and its subsidiaries (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of comprehensive loss, of shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency and has incurred cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Brisbane, Australia

September 24, 2021

We have served as the Company’s auditor since 2021.

TRITIUM HOLDINGS PTY LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	Note	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Revenue
Service and maintenance revenue – external parties	2(a)	2,594	5,489
Service and maintenance revenue – related parties	2(a)	1	2
Hardware revenue – external parties	2(a)	32,299	34,095
Hardware revenue – related parties	2(a)	21,263	7,383

Total revenue		56,157	46,969

Cost of goods sold (exclusive of depreciation, shown separately below)
Service and maintenance - costs of goods sold		(2,873)	(2,138)
Hardware – cost of goods sold		(55,188)	(45,805)

Total cost of goods sold		(58,061)	(47,943)

Selling, general and administration expense	3	(30,748)	(22,537)
Product development expense		(10,521)	(9,548)
Depreciation expense		(2,312)	(1,309)

Total operating costs and expenses		(43,581)	(33,394)

Loss from operations		(45,485)	(34,368)

Other income (expense), net
Finance costs	4	(8,795)	(1,509)
Transaction and offering related fees	5	(4,794)	—
Fair value movements – derivative	14	(5,947)	—
Other income	2(b)	1,940	1,433

Total other expense		(17,596)	(76)

(Loss) before income taxes		(63,081)	(34,444)

Income tax expense	6	(11)	—

Net (loss)		(63,092)	(34,444)

Net (loss) per common share
Net (loss) per common share attributable to common shareholders	21	(63,092)	(34,444)
Basic and diluted – common shares	21	(0.86)	(0.48)
Basic and diluted – class C shares	21	(0.86)	(0.48)
Weighted average shares outstanding
Basic and diluted – common shares		67,893	66,296
Basic and diluted – class C shares		5,468	5,468
Comprehensive loss
Net (loss)		(63,092)	(34,444)
Other comprehensive (loss) (net of tax)
Change in foreign currency translation adjustment		(136)	(600)

Total other comprehensive (loss) (net of tax)		(136)	(600)

Total comprehensive (loss)		(63,228)	(35,044)

The accompanying notes are an integral part of these consolidated financial statements.

TRITIUM HOLDINGS PTY LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2021 AND 2020

	Note	As of June 30, 2021 $’000	As of June 30, 2020 $’000
Assets
Cash and cash equivalents	7	6,157	7,702
Accounts receivable - related parties	8	2,991	3,888
Accounts receivable - external parties	8	11,318	8,084
Accounts receivable - allowance for expected credit losses	8	(227)	(73)
Inventory	9	36,430	25,202
Prepaid expenses	10	918	578
Deposits	11	4,912	2,863

Total current assets		62,499	48,244

Property, plant and equipment, net	13	5,689	4,784
Operating lease right of use assets, net	18	18,312	14,120
Deposits	11	1,350	750

Total non-current assets		25,351	19,654

Total assets		87,850	67,898

Liabilities and Shareholders’ Deficit
Accounts Payable	12	17,135	8,211
Borrowings	14	36,571	14
Contract liabilities	19	9,198	2,005
Employee benefits	15	2,037	1,410
Other provisions	17	5,349	2,975
Obligations under operating leases	18	2,941	2,327
Financial instruments – derivative	14	874	—
Other current liabilities	16	6,101	437

Total current liabilities		80,206	17,379
Obligations under operating leases	18	17,660	13,680
Contract liabilities	19	1,618	2,590
Employee benefits	15	125	199
Borrowings net of unamortised issuance costs	14	37,369	30,289
Related party borrowings	14/25	6,392	5,240
Other provisions	17	2,541	2,380
Financial instruments - derivative	14	5,947	—
Other non-current liabilities		—	43

Total non-current liabilities		71,652	54,421

Total liabilities		151,858	71,800

Commitments and Contingent liabilities	24
Shareholders’ Deficit
Common shares, no par value, unlimited shares authorized at June 2021 and June 2020, 73,254,797 and 69,948,799 shares issued respectively, 67,892,971 shares outstanding as of June 2021 and June 2020		92,809	92,809
Treasury shares, 5,361,826 and 2,055,828 as of June 2021 and June 2020		—	—
Class C shares, no par value, unlimited shares authorized at June 2021 and June 2020, 5,468,249 shares issued and outstanding as of June 2021 and June 2020		4,383	4,383
Additional paid in capital		5,601	2,479
Accumulated other comprehensive loss		(3,696)	(3,560)
Accumulated deficit		(163,105)	(100,013)

Total Shareholders’ deficit		(64,008)	(3,902)

Total Liabilities, and Shareholders’ Deficit		87,850	67,898

The accompanying notes are an integral part of these consolidated financial statements.

TRITIUM HOLDINGS PTY LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	Common shares		Class C shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Shareholders’ Deficit
	shares	Amount	shares	Amount	shares	Amount	Amount	Amount	Amount	Amount
		$’000		$’000		$’000	$’000	$’000	$’000	$’000
Balance at June 30, 2019	62,071,451	69,132	5,468,249	4,383	(2,055,828)	—	2,479	(2,960)	(65,569)	7,465
Share-based payment compensation	—	—	—	—	—	—	—	—	—	—
Issuance of shares	7,877,348	23,910	—	—	—	—	—	—	—	23,910
Equity issuance cost	—	(233)	—	—	—	—	—	—	—	(233)
Net loss	—	—	—	—	—	—	—	—	(34,444)	(34,444)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	(600)	—	(600)

Balance at June 30, 2020	69,948,799	92,809	5,468,249	4,383	(2,055,828)	—	2,479	(3,560)	(100,013)	(3,902)
Share-based payment compensation	3,305,998	—	—	—	(3,305,998)	—	3,122	—	—	3,122
Issuance of shares	—	—	—	—	—	—	—	—	—	—
Equity issuance cost	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(63,092)	(63,092)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	(136)	—	(136)

Balance at June 30, 2021	73,254,797	92,809	5,468,249	4,383	(5,361,826)	—	5,601	(3,696)	(163,105)	(64,008)

The accompanying notes are an integral part of these consolidated financial statements.

TRITIUM HOLDINGS PTY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Cash flows from operating activities
Net loss	(63,092)	(34,444)
Reconciliation of net loss to net cash used in operating activities
Share-based employee benefits expense	8,371	—
Foreign exchange gains or losses	1,436	231
Depreciation expense	2,312	1,309
Borrowing costs	—	725
Fair value movements – derivative	5,947	—
Adjustment for capitalized interest	8,559	—
Changes in operating assets and liabilities
Accounts receivable	(1,063)	(4,755)
Inventory	(8,771)	(2,455)
Accounts payable	6,619	(1,085)
Employee benefits	720	507
Other liabilities	9,069	1,800
Other assets	(2,567)	(2,269)

Net cash used in operating activities	(32,460)	(40,436)

Cash flows from investing activities
Payments for property, plant and equipment	(2,572)	(1,309)

Net cash used in investing activities	(2,572)	(1,309)

Cash flows from financing activities
Proceeds from issuance of shares	—	23,677
Proceeds from borrowings	—	33,029
Proceeds from related party borrowings	—	5,150
Proceeds from convertible notes including derivative	33,367	—
Transaction costs for borrowings	—	(1,162)
Repayment of borrowings	—	(12,392)

Net cash used in financing activities	33,367	48,302

Effects of exchange rate changes on cash and cash equivalents	120	(60)
Net increase / (decrease) in cash and cash equivalents	(1,665)	6,557
Cash and cash equivalents at the beginning of the period	7,702	1,205

Cash and cash equivalents at reporting date	6,157	7,702

The accompanying notes are an integral part of these consolidated financial statements.

TRITIUM HOLDINGS PTY LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Description of Business and General information

Tritium Holdings Pty Ltd (the “Group” or “Tritium”) is in the business of development, design, testing and manufacturing of innovative power electronic systems and renewable energy solutions.

The financial statements cover Tritium Holdings Pty Ltd (the “Company”) as a consolidated entity consisting of Tritium Holdings Pty Ltd and the entities it controlled at the end of, or during, the year. The financial statements are presented in United States dollars, which is Tritium Holdings Pty Ltd’s reporting currency.

Amounts in the consolidated financial statements have been rounded off to the nearest thousand dollars, unless otherwise stated.

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

For the purpose of these financial statements, intercompany accounts, transactions, and profits are eliminated in consolidation.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company has control. All subsidiaries of Tritium Holdings Pty Ltd have a reporting year end of June 30, 2021.

Presentation

The financial statements are presented in United States dollars which is the Group’s elected reporting currency. All amounts disclosed in the financial statements relate to the Group unless otherwise stated. The financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value and share-based compensation.

Going Concern Basis

These consolidated financial statements have been prepared on the basis that the Group is a going concern. At June 30, 2021 the Group had a total shareholders’ deficit of $64 million. The Group incurred losses after tax of $63.1 million for the year ended June 30, 2021 and $34.4 million for the year ended June 30, 2020.

The Group incurred operating cash outflows of $32.5 million for the year ended June 30, 2021, compared to operating cash outflows of $40.4 million for the year to June 30, 2020.

The board approved cash flow forecasts indicate that the Group will continue to incur operating cash outflows for at least 12 months from the date of this report as it continues to expand its operational activities to meet customer demand. In addition, as detailed in note 14, the Group also has external borrowing facilities totalling $73.9 million and $6.4 million in related party borrowings. The terms of the external borrowings, specifically the interest-bearing liabilities, require that the Group maintain minimum liquidity reserve levels throughout the term of the arrangement and require the borrowings to be mandatorily repaid upon the occurrence of certain events such as a change in control event.

Note 1 – Summary of Significant Accounting Policies  (cont.)

In order to fund the operating cashflows, maintain these minimum liquidity reserve levels, and repay borrowings under certain circumstances, additional working capital funding is required in the short and medium term.

In May 2021, the Group entered into a business combination agreement – details of which are set out in Note 28 ‘Other events’. The proposed transaction is expected to provide a significant source of working capital for the Group, but is subject to, among other things, the approval by DCRN shareholders, the approval by the Company shareholders, the waiver of options held by one of our shareholders (obtained in August 2021), SEC review of registration statement and the satisfaction or waiver of other customary closing conditions. As such the closing of the transaction is not within the Group’s control.

Post June 30, 2021, working capital funding has been secured with an extension to the CIGNA borrowings for a further $29.4 million to continue its operations as intended, with funds received in July 2021. In addition, the Group’s existing major shareholders have provided confirmation that they will provide additional financial assistance to the Group as and when it is needed to enable the Group to continue its operations and fulfill all its financial obligations.

While management has secured a level of additional funding, due to the uncertainty surrounding the timing and likelihood of the proposed transactions with DCRN, there can be no assurances that the Transaction will close or that it will close in its current form. In such circumstances, the Company will need to raise additional capital through loans or additional investments. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

As such, the above conditions give rise to substantial doubt about the Group’s ability to continue as a going concern for one year from the issuance date of these financial statements.

However, the Directors believe that the going concern basis of preparation is appropriate for the reasons outlined above.

Should the Group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

New and Amended Standards Adopted by the Group

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13 (“ASU 2016-13”) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Group adopted the standard effective July 1, 2020. The Group uses a forward-looking expected credit loss model for accounts receivable, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities are recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Group applied a modified retrospective approach to align the credit loss methodology with the new standard. The adoption of the standard did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which modifies the

Note 1 – Summary of Significant Accounting Policies  (cont.)

disclosure requirements on fair value measurements in ASC 820, Fair Value Measurement. After the adoption of this update, an entity will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements. ASU 2018-13 is effective for the Group’s annual period beginning July 1, 2020. The amendments on changes in unrealized gains and losses will be applied prospectively for only the most recent period presented in the initial fiscal year of adoption. All other amendments will be applied retrospectively to all periods presented on their effective date. The Group has assessed the adoption on the financial statements, and it does not have a material impact on the results of operations or the consolidated financial statements.

Leases (ASC 842)

On July 1, 2019, the Group adopted ASC 842, Leases (“ASC 842”), which requires rights and obligations related to lease arrangements to be recognized on the balance sheet, using the modified retrospective approach to each lease that existed at the date of initial application as well as leases entered into after that date. The date of initial application has been elected to be the beginning of the period of adoption hence the comparative figures have not been restated. The Group leases a number of office and warehouse facilities for its operations. The adoption of ASC 842 resulted in the recognition of Operating Lease right of use assets of $15.6 million and related lease liabilities of $15.6 million on July 1, 2019. The Group does not have material finance lease obligations recognized.

For leases that commenced before the effective date of the new accounting standard, the Group elected the permitted practical expedients to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. Additionally, the Group elected to utilise the practical expedient to not separate payments made for lease and non-lease components and treated as if part of the leasing component and applied the short-term lease exemption for any leases less than twelve months.

Recently Issued Accounting Standards

In December 2019, the FASB issued an Accounting Standards Update (ASU 2019-12) “Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Group is currently assessing the impact of adopting this standard on its financial statements. The Group will apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2019-12 for fiscal years beginning after December 15, 2021.

In August, 2020, the FASB issued Accounting Standards Update (“ASU 2020-06”) “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments are effective for fiscal years beginning after December 15, 2021. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares, impact the diluted EPS computation. The Group is currently assessing the impact of adopting this standard on its financial statements. The Group will apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-06 for fiscal years beginning after December 15, 2023.

Note 1 – Summary of Significant Accounting Policies  (cont.)

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-08”) “Codification Improvements to Subtopic310 – 20, Receivables – Non-refundable Fees and Other Costs” and is effective for fiscal years beginning after December 15, 2020. The amendments clarify the Board’s intent that an entity should revaluate whether a callable debt security that has multiple call dates is within the scope of paragraph 310-20-35-33 for each reporting period. The Group is currently assessing the impact of adopting this standard on its financial statements. The Group will apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-08 for fiscal years beginning after December 15, 2021.

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-10”) “Codification Improvements”. The purpose of these amendments is to make minor amendments and updates to the Codification for technical corrections such as conforming standards, clarifications of guidance, simplifications to wording or structure of guidance, and other minor improvements. The amendments are effective for fiscal years beginning after December 15, 2020. The Group is currently assessing the impact of adopting this update on its financial statements. The Group will apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-10 for fiscal years beginning after December 15, 2021.

Basis of Consolidation

Subsidiaries

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company and its consolidated subsidiaries. Intercompany balances and transactions have been eliminated from the consolidated financial statements. The decision whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective control over the entity.

We present our financial statements on the basis of our fiscal year ending June 30. All references to years in these consolidated financial statements refer to the fiscal year ending or ended on June 30 of that year.

a)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include but are not limited to: determining the lease term of contracts with renewal and termination options, discount rates, share-based payment transactions, estimation of the fair value of derivatives, estimation of useful lives of assets, impairment of assets, taxes, employee benefits provisions and warranty provision. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates due to risks and uncertainties and may be material.

b)	Revenue recognition

Revenue From Contracts With Customers

Revenue is recognized when or as the control of the goods or services are transferred to the customer. Depending on the terms of the contract, control of the goods or services may be transferred over time or a point in time. If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards satisfying the performance obligation, otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include more than one performance obligation. For such arrangements, the Group allocates the contract price to each distinct performance obligation based on relative standalone selling

Note 1 – Summary of Significant Accounting Policies  (cont.)

price. All revenue is stated net of the amount of taxes. The specific recognition criteria described below must also be met before revenue is recognized.

Sale of Hardware Revenue

The Group generates revenue from the sale of electric vehicle chargers. The contracts with customers include distinct performance obligations relating to the sale of goods and other related services. The overall contract price is allocated to the distinct performance obligations based on the relative standalone selling price. Revenue from sale of electric vehicle chargers is recognized at a point in time when the Group transfers control of the assets to the customer.

The Group also provides for standard warranty rights for general repairs for either two or three years on all electric vehicle chargers sold. This standard warranty is not considered to be a separate performance obligation. The estimated warranty costs are recognized as a liability when the Group transfers control of the goods to a customer.

Rendering of Services Revenue

The Group generates revenue from services in relation to installation, repair, maintenance, and training. Generally, revenue in relation to rendering of services is recognized when the service has been provided, either over time or at a point in time. The Group recognizes the material portion of their revenue from services at a point of time when the service is delivered (i.e., For installation and repairs). However, if the service is performed over a period of time and if the outcome can be estimated reliably then the stage of completion of the services based on an input method (i.e., costs incurred) is used to determine the appropriate level of revenue to be recognized in the period.

The Group provides an extended warranty to its customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and recognized over the period in which the service is provided based on the time elapsed (this commences after the standard warranty expires).

Costs to Obtain a Contract

Costs to obtain a contract mainly relate to commissions paid to the Group’s sales personnel. As contract costs related to sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred. Amounts billed to customers related to shipping and handling are classified as revenue. The cost for freight and shipping are recognized as an expense in cost of goods sold when control over the chargers, parts or accessories have transferred to the customer.

Contract Liabilities

A contract liability balance typically arises due to allocation of a part of the consideration received to unsatisfied performance obligations, including extended warranty obligations under revenue contracts. Contract liabilities also arise due to receipt of advances from the customer, prior to satisfaction of performance obligations.

The Group’s balance sheet includes customer advances and unearned revenue as contract liabilities.

Grant Income

The Group received government incentives during the year in the form of the Job Keeper program which was a program aimed to support companies as a result of the COVID 19 pandemic. Grant income is recognized in the Consolidated Statement of Comprehensive Loss when the Group is entitled to the grant, it can be measured

Note 1 – Summary of Significant Accounting Policies  (cont.)

reliably, and it is probable that the economic benefits gained from the grant will be received. It is recognized as a liability until these conditions have been met. Government grants received by the Group are typically for the reimbursement of expenses incurred.

c)	Cost of sales

Hardware

Cost of hardware revenue includes raw materials, associated freight, warranty costs, labour costs and overheads directly attributable to the manufacture of products.

Service and Maintenance

Cost of service and maintenance revenue includes spare part materials and labour costs, including the cost of subcontractors.

d)	Product development

All costs associated with new product development are expensed as incurred, including software development costs. Software development costs are expensed as incurred on the basis the threshold of technical feasibility as defined in ASC 985, Software, has not been achieved. Product development costs primarily consist of employee compensation for those employees engaged in product development activities, including the development, design and testing of innovative renewable energy solutions. For the years ended June 30, 2021 and June 30, 2020 product development expenses were $10.5 million and $9.5 million, respectively.

e)	Finance costs

Finance costs are recognized as expenses in the period in which they are incurred.

Finance costs include interest on borrowings using the effective interest method, amortisation of discounts or premiums related to borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

f)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions or benefit from uncertain tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Group records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. The Group has not incurred any material interest and penalties in either the June 30, 2021 or 2020 periods. The Group does not have any material uncertain tax positions during the period recognized.

Note 1 – Summary of Significant Accounting Policies  (cont.)

g)	Loans and debt securities

Loans and debt securities issued are recognized on the date when they are originated at fair value. All other financial liabilities are initially recognized on the trade date. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

Finance cost includes all interest-related expenses.

h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments that are readily convertible to known amounts of cash with an original maturity date of less than 90 days and which are subject to an insignificant risk of changes in value.

i)	Derivative Instruments

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Group evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Group’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the Consolidated Statement of Comprehensive Loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current liabilities based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

j)	Trade and other receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the Consolidated Statement of Cash Flows. The Group records an allowance for estimated credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, the Group considers historical losses adjusted to take into account current market conditions and the Group’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Group reviews its allowance for credit losses monthly. The Group does not have any off-balance-sheet credit exposure related to its customers.

Trade accounts are generally written off as bad debts when they are both in dispute and significantly aged. Balances are not considered past due until they are 30 days after the original due date of the payment.

k)	Inventory

Inventories are measured at the lower of cost or net realizable value. The cost of inventory is determined using a weighted average approach basis and is net of any rebates and discounts received.

The costs of inventory included in the Consolidated Statement of Comprehensive Loss includes directly attributable overhead costs to manufacture, raw materials purchases, associated freight and labour costs.

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence. There is no material provision for impairment recognized as of June 30, 2021 and June 30, 2020.

Note 1 – Summary of Significant Accounting Policies  (cont.)

l)	Property, plant and equipment

Recognition and Measurement

The Group’s fixed assets are stated at cost. Fixed assets, excluding freehold land, are depreciated on a straight-line and declining balance basis over the assets useful life to the Group, commencing when the asset is ready for use.

Depreciation

Leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.

The depreciation rates generally used for each class of depreciable asset are shown below:

•	Plant and equipment 20.00%
•	Furniture, Fixtures and Fittings 20.00%
•	Motor Vehicles 20.00%
•	Office Equipment 20.00%
•	Computer Equipment 33.34%

An item of fixed asset and any material part initially recognized is derecognized upon disposal.

Any gain or loss arising on de-recognition of the fixed asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Statement of Comprehensive Loss when the asset is derecognized.

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

The costs of maintenance and repairs are expensed as incurred.

m)	Impairment of long-lived assets

Long-lived assets such as fixed assets subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

As of June 30, 2021, and June 30, 2020 the Group determined that there were no indicators of impairment and did not recognize any impairment of its long-lived assets.

n)	Leases

The Group leases a number of office and warehouse facilities for its operations. These leases predominately relate to operating leases. The Group did not have any material finance lease arrangements in the year and at June 30, 2021 and June 30, 2020.

The Group as Lessee

The Group assesses whether a contract is or contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time and

Note 1 – Summary of Significant Accounting Policies  (cont.)

obtain all the output, in exchange for consideration. In such instances, the Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements, except for short term leases. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Measurement and Presentation of Lease Liability

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The Group has elected the practical expedient to account for lease and non-lease components as a single lease component. Therefore, the lease payments used to measure the lease liability includes the fixed consideration in the contract.

Key estimates and judgments include how the Group determines the lease term of contracts with renewal and termination options. Where this exists, management has included renewal and termination options where there is a reasonable certainty that it will be exercised. There were no significant renewal or termination options in the year and at June 30, 2021 and June 30, 2020.

An additional key estimate and judgment is the determination of the discount rate. Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The lease liability is separately disclosed on the Consolidated Statement of Financial Position. The liabilities which will be repaid within twelve months are recognized as current and the liabilities which will be repaid in excess of twelve months are recognized as non-current.

The lease liability is subsequently measured by reducing the balance to reflect the principal lease repayments made and increasing the carrying amount by the interest on the lease liability.

The Group is required to remeasure the lease liability and make an adjustment in the following instances:

•

The term of the lease has been modified or there has been a change in the Group’s assessment of a purchase option being exercised, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•

A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

•

The lease payments are adjusted due to changes in the index or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate. However, if a change in lease payments is due to a change in a floating interest rate, a revised discount rate is used.

Measurement and Presentation of Right-of-Use Asset

The right-of-use assets recognized by the Group comprise the initial measurement of the related lease liability, any lease payments made at or before the commencement of the contract, less any lease incentives

Note 1 – Summary of Significant Accounting Policies  (cont.)

received and any direct costs. Costs incurred by the Group to dismantle the asset, restore the site or restore the asset are included in the cost of the right-of-use asset.

Any remeasurement of the lease liability is also applied against the right-of-use asset value.

Extension Options

The lease term for the Group’s leases includes the non-cancelable period of the lease plus any additional periods covered by either the Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

o)	Trade and other payables

Trade and other payables are recognized as liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

p)	Warranties

The Group provides a manufacturer’s standard warranty on all electric vehicle chargers sold. The Group recognizes a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to the Group’s history of warranty claims.

The Group considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the electric vehicle charger, and therefore is not a separate performance obligation.

The Group also provides extended warranty services separately to the standard warranty. The extended warranty is an incremental service provided to the customers and as such the extended warranty is a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

The Group also recognizes a provision for future extended warranty measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period.

The portion of the warranty provision expected to be incurred within the next 12 months is included within current provisions, while the remaining balance is included within non-current provisions in the Consolidated Statement of Financial Position. Warranty expense is recorded as a component of cost of goods sold in the Consolidated Statement of Comprehensive Loss.

q)	Employee benefits

Liabilities in respect of employee benefits which are not due to be settled within twelve months are discounted at period end using rates which most closely match the terms of maturity of the related liabilities. Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements.

Wages, Salaries, Annual and Long Service Leave

The provision for employee entitlements to wages, salaries and annual and long service leave represents the amount which the Group has a present obligation to pay resulting from employees’ services provided up to the reporting date. Provisions have been calculated based on expected wage and salary rates and include related

Note 1 – Summary of Significant Accounting Policies  (cont.)

on-costs. In determining the liability for these employee entitlements, consideration is given to estimated future increases in wage rates, and the Group’s experience with staff departures.

Pension Contribution

Defined contribution pension plans exist to provide benefits for eligible employees or their dependants. Contributions by the Group are expensed to the Consolidated Statement of Comprehensive Loss as incurred.

Annual Bonus

The Group recognises a liability for bonuses based on a formula that takes into consideration the specific performance indicators outlined in employee contracts. The Group recognises a liability where it is contractually obliged to pay an amount under the bonus plan or where there is a past practice that has created a constructive obligation.

Termination

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

r)	Share-based payments

Employees of the Group receive remuneration in the form of share-based arrangements, whereby employees render services as consideration for equity instruments under the Groups Loan Funded Share Plan (LFSP), or cash settlement under the Groups Shadow Equity Plan (SEP).

Awards issued under the LFSP are equity settled arrangements and are measured at the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value. The Group recognizes this share-based compensation expense at grant date as there are no service conditions attached to LFSP equity awards.

For share-based compensation, the expense is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable. Because there was no public market for common shares, the fair value of the common shares at the time of grant is considered the price per share paid by investors in the company’s private financings in addition to independent external valuations obtained. Additionally, in applying the Black-Scholes model, the Group has assessed the implied volatility utilised by estimating based on similar publicly traded peer companies (as it has no company-specific performance measures). Further details as to the inputs into the fair value of the respective grants is outlined in note 23.

Awards issued under the Group’s SEP are cash-settled arrangements. The Group recognizes cash settled transactions as a liability on award grant. The Group initially measures the cash-settled transactions with employees at fair value to determine the fair value of the liability incurred.

The Group recognizes share-based compensation over the period during which an employee is required to provide a service in exchange for the award. For cash-settled share-based payment transactions, the liability is remeasured at the end of each reporting period up to the date of settlement, with any changes in the expected settlement amounts recognized in comprehensive loss as a share-based compensation expense over the period

Note 1 – Summary of Significant Accounting Policies  (cont.)

during which an employee is required to provide service in exchange for the award. This requires a reassessment of the estimates used at the end of each reporting period.

s)	Net loss per share

Net loss per share information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends (a participating security). The Group’s class C shares are participating securities as defined by Accounting Standards Codification (“ASC”) Topic 260-10, Earnings Per Share. Under the two-class method, basic net loss per share applicable to ordinary shareholders is computed by dividing the net loss applicable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the reporting period. Diluted loss per share is computed by dividing loss available to common shareholders by the weighted-average number of share of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been issued, using the treasury-share method. As the Group incurred losses for all periods presented, potentially dilutive securities have been excluded from fully diluted loss per share as their impact is anti-dilutive and would reduce the loss per share.

t)	Fair value measurements

The Group uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is material to the fair value measurement.

u)	Foreign currency translation

Transactions and Balances

The parent entity’s functional currency is Australian Dollars (AUD), and subsidiaries have United States Dollars (USD) and Euro (EUR) as their functional currency.

Foreign Currency Transactions

Foreign currency transactions are translated into the Group’s functional currency (AUD) using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statement of Comprehensive Loss.

Note 1 – Summary of Significant Accounting Policies  (cont.)

Foreign Operations

The assets and liabilities of the parent entity and the subsidiaries are translated into USD using the exchange rates at the reporting date. The revenues and expenses of such group entities are translated into USD using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in accumulated other comprehensive loss in Shareholders’ deficit.

The cumulative translation adjustment is recognized in the Consolidated Statement of Comprehensive Loss when the foreign operation or net investment is disposed of.

For each entity, the Group determines the functional currency. Items included in the financial statements of each entity are measured using that functional currency.

v)	Current and non-current classification

The Group presents assets and liabilities in the balance sheet based on current/non-current classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•

Short-term loans are classified as long term if the entity intends to refinance the loan on a long-term basis and, prior to issuing the financial statements, the entity can demonstrate an ability to refinance the loan by meeting specific criteria.

w)	Concentrations of credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group.

Credit risk arises from cash and cash equivalents, and deposits with banks and financial institutions, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions. Customer terms range from 7 to 60 days.

Trade receivables consist of customers, spread across a diverse geographical area. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due. Please see note 8 for the associated expected credit loss calculations.

Note 1 – Summary of Significant Accounting Policies  (cont.)

The credit risk for liquid funds and other short-term financial assets is considered negligible since the counterparties are reputable banks with high quality external credit ratings.

The Group has no material concentration of credit risk with respect to any single counterparty or group of counterparties.

On a geographical basis, the Group’s credit risk exposure is spread across multiple regions, not just Australia.

x)	Risks and uncertainties

The Group operates in an industry that is subject to intense competition, government regulation and rapid technological change. The Group’s operations are subject to material risk and uncertainties including financial, operational, technological, regulatory, and other risks, including the potential risk of business failure.

y)	Contributed Equity

Common shares and Class C Shares

As of June 30, 2021 and 2020, there were 73,254,797 and 69,948,799 common shares issued; 67,892,971 shares outstanding respectively, which included 5,361,826 of treasury shares reserved to satisfy future equity awards under the Group’s Loan Funded Share Plan. These treasury shares are subject to limited recourse loans to employees as discussed in note 1(r). As of June 30, 2021 and 2020, there were 5,468,249 class C shares outstanding.

Any issuance costs incurred in relation to the issue of common shares or class C shares are classified as a reduction against common shares.

The terms, rights, preferences, and privileges of the common shares are as follows:

Voting Rights

Each holder of common shares and class C shares is entitled to one vote for each common share held on all matters submitted to a vote of the shareholders, including the election of directors.

Dividends

The holders of the Group’s outstanding common shares and class C shares are entitled to receive dividends, if any, as may be declared by the Group’s board of directors out of legally available funds.

Liquidation

In the event of the Group’s liquidation, dissolution or winding up, holders of common shares and class C shares will be entitled to shares rateably in the net assets legally available for distribution to shareholders after the payment of all the Group’s debts and other liabilities.

z)	Impact of COVID-19

The effects of the COVID-19 pandemic have impacted Tritium’s business and customers. Government responses to the COVID-19 pandemic have resulted in restrictions being placed on Australian-based subject matter experts which has limited their ability to travel internationally. This has impacted Tritium’s ability to expand and has increased the risk that new operational facilities may take longer to deploy or may be more expensive than expected and therefore not deliver the expected benefits.

Note 1 – Summary of Significant Accounting Policies  (cont.)

The COVID-19 pandemic has also prompted a trend towards expanding contractual liability, including penalties for delivery delays for suppliers under force majeure clauses, which could have a material adverse effect on Tritium’s business and results of operations. The impact of the COVID-19 pandemic on international shipping and air freight, including fewer available shipping and air providers and routes and significantly increased costs, has increased Tritium’s COGS and may continue to increase COGS in the future. Additionally, any future shipping or air freight delays as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on Tritium’s business and results of operations. Further, the COVID-19 pandemic has affected the manner in which Tritium’s inventory is managed, resulting in downward pressure on inventory turnover, which, in turn, negatively impacts working capital. For the year ended June 30, 2021, Tritium’s inventory increased to $36.4 million compared to $25.2 million for the year ended June 30, 2020. This increase in inventory was a result of a strategic decision to increase our minimum stock levels to offset the effects of COVID-19 on supply chain. Any further decrease in inventory turnover as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on Tritium’s business and results of operations.

As the COVID-19 pandemic continues to evolve, the extent of the impact to Tritium’s businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the Australian and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. Those primary drivers are beyond Tritium’s knowledge and control and, as a result, at this time, Tritium is unable to predict with certainty the cumulative impact, both in terms of severity and duration, that the COVID-19 pandemic will have on Tritium’s business, operating result, cash flows and financial condition. Although Tritium has made its best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the consolidated financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, Tritium may be subject to future impairment losses related to long-lived assets as well as changes in the fair value of its financial instruments.

Note 2 – Revenue and Other Income

	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
(a) Revenue from contracts with customers
Sale of hardware – external parties	32,299	34,095
Sale of hardware – related parties	21,263	7,383
Sale of service and maintenance – external parties	2,594	5,489
Sale of service and maintenance – related parties	1	2

Total revenue	56,157	46,969

(b) Other income
Interest received	12	18
Government grants	1,757	1,412
Other income	171	3

Total other income	1,940	1,433

Sale of hardware reflects the revenues from the sale of electric vehicle chargers. Hardware revenue is broken down into the sale of Standalone, or Distributed Chargers, or other products provided to customers. This revenue is recognized at a point in time when the performance obligations per the terms of a contract are satisfied. Depending on specific contract terms, this may be at delivery or dispatch.

Note 2 – Revenue and Other Income  (cont.)

Service and maintenance revenues can reflect either a point in time or an overtime obligation dependent on the services provided. The substantial portion of service and maintenance revenue is satisfied at a point in time, with the exception of Service Level Agreements which are recorded overtime.

For the year ended June 30, 2020, the Group had a large one-off contract with an external party to provide services. This contract expired in the prior year period and was not renewed. The value of revenue associated with this contract was $4.7 million which accounted for 85% of total service and maintenance revenues.

Details on the reportable segments have been referenced in note 20, Segment Reporting.

Note 3 – Selling, General and Administration Expenses

	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Equity settled share-based employee benefits expense	(3,122)	—
Cash settled share-based compensation expense	(5,249)	—
Wages, salaries, and other employee benefits	(14,543)	(14,354)
Foreign exchange gain/(loss)	(1,436)	(231)
IT and communications	(1,660)	(1,428)
Occupancy	(1,464)	(2,729)
Sales and marketing	(188)	(304)
Insurance	(627)	(382)
Professional fees	(1,470)	(1,439)
Expected credit losses on trade receivables	(148)	151
Bad debt expenses	(21)	(4)
Travel, meals, and accommodation expenses	(178)	(1,221)
Other administration expenses	(290)	(230)
Other operating expenses	(352)	(366)

Total selling, general and administration expenses	(30,748)	(22,537)

Note 4 – Finance Costs

	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Interest on debt and borrowings (note 14)	8,588	1,508
Other finance costs	207	1

Total finance costs	8,795	1,509

Note 5 – Transaction and Offering Related Fees

	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Professional accounting fees	1,190	—
Professional audit fees	979	—
Professional legal fees	2,625	—

Total transaction and offering related fees	4,794	—

Note 5 – Transaction and Offering Related Fees  (cont.)

Transaction and offering related fees presented above are transactions costs in relation to the business combination agreement with Decarbonization Plus Acquisition Corporation.

Note 6 – Income Tax Expense

There is no provision for income taxes because the Group has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets.

The Group’s loss before provision for income taxes for the years ended June 30, 2021 and 2020 was generated in Australia.

As a result, any material income tax results arise in foreign jurisdictions.

A reconciliation of the statutory income tax rate to the Group’s effective income tax rate is as follows:

	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Tax at the statutory tax rate of 30%	(18,928)	(10,333)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Foreign tax rate differential	321	466
Non-deductible items	3,389	504
Current year tax losses and temporary difference not brought to account [1]	15,207	9,363

Effective income tax	(11)	—

[1]	The material amounts unrecognised represents deferred tax losses for which a valuation allowance has been recorded.

Net deferred tax assets as of June 30, 2021 and 2020 consisted of the following:

	As of June 30, 2021 $’000	As of June 30, 2020 $’000
Deferred tax assets

Unused tax losses	36,797	24,201

Employee entitlements	650	390
Warranties	1,178	440
Lease liabilities	6,173	4,789
Other	5,262	405

Total deferred tax assets	50,060	30,225

Deferred tax liabilities
Right of use assets	(5,476)	(4,236)
Total deferred tax liabilities	(5,476)	(4,236)

Valuation allowance applied	(44,584)	(25,989)

Net deferred tax assets	—	—

Note 6 – Income Tax Expense  (cont.)

	As of June 30, 2021 $’000	As of June 30, 2020 $’000
Changes in deferred taxation allowance
Opening balance – July 1	(25,989)	(16,982)
(Increase) in deferred tax assets (excluding losses)	(15,818)	(8,531)
Increase recorded to income tax provision	—	—
Other movements including foreign currency and rate differential	(2,777)	(476)
Valuation allowance on tax losses	(44,584)	(25,989)

The Group has not recorded any amounts for unrecognized tax benefits as of June 30, 2021, and 2020. The material amounts unrecognised represents deferred tax losses for which a valuation allowance has been recorded.

The Group’s historical tax losses predominantly arose in Australia. At June 30, 2021 and 2020 there are $126 million and $83 million respectively available indefinitely for offsetting against future taxable profits of the companies in which the losses arose, subject to certain tests being met. The losses are subject to confirmation with taxing authorities and the lodgement and finalization of income tax returns. The actual losses available on lodgement of these returns may be different. The future use is also uncertain due to Group operations, continuity of ownership limitations, tax law changes and compliance with existing tax law. Consequently, a full valuation allowance has been recorded.

The Group files income tax returns in a number of jurisdictions including United States, Netherlands and Australia. Income tax returns for all jurisdictions except Netherlands have been filed for the period ending June 30, 2020. Additionally, the Group has not filed income tax returns for the Netherlands relating to period June 2019 and June 2020, however, do not expect any material amendments, penalties, or interest to be incurred as a result of this late filing for June 30, 2020 and June 30, 2021 year ends.

Note 7 – Cash and Cash Equivalent

	June 30, 2021 $’000	June 30, 2020 $’000
Cash and cash equivalents	6,157	7,702

Cash and cash equivalents represent cash held with financial institutions.

Note 8 – Accounts Receivable, Net of Allowance for Expected Credit Losses

	June 30, 2021 $’000	June 30, 2020 $’000
Account receivable – related parties	2,991	3,888

Total accounts receivable – related parties	2,991	3,888

Trade receivables	9,427	7,068
Less: Allowance for expected credit losses	(227)	(73)
Sales tax receivable	1,037	425
Other receivables	854	591

Total accounts receivables – external parties	11,091	8,011

Note 8 – Accounts Receivable, Net of Allowance for Expected Credit Losses  (cont.)

Consolidated	Expected credit loss rate		Carrying amount		Allowance for expected credit losses
	2021	2020	2021	2020	2021	2020
	%	%	$’000	$’000	$’000	$’000
Less than 30 days past due	—	—	7,867	8,129	—	—
30 to 60 days past due	—	—	2,512	200	—	—
61 to 90 days past due	—	—	562	1,597	—	—
Greater than 90 days past due	15.4	7.1	1,477	1,030	(227)	(73)

			12,418	10,956	(227)	(73)

Provision	June 30, 2021 $’000	June 30, 2020 $’000
Opening balance of provision – July 1	(73)	(230)
Provision created during the year	(145)	(35)
Recoveries during the year	—	184
Foreign currency translation movements	(9)	8

Closing balance of provision – June 30	(227)	(73)

Note 9 – Inventory

	June 30, 2021 $’000	June 30, 2020 $’000
Raw materials and consumables	24,431	17,123
Work in progress	1,132	1,454
Finished goods	10,069	5,694
Stock in transit	798	931

Total inventory	36,430	25,202

Inventory has been recorded at the lower of cost or net realisable value. Inventories recognised as an expense during the year ended June 30, 2021, amounted to $40 million ($34 million as of June 30, 2020). A total of $0.09 million is recognised in inventory obsolescence provisions at June 30, 2021 (nil as of June 30, 2020).

Note 10 – Prepaid Expenses

	June 30, 2021 $’000	June 30, 2020 $’000
Prepaid expenses	918	578

Total prepaid expenses	918	578

Prepaid expenses reflect the monies paid for operating expenses to be expensed over the committed term.

Note 11 – Deposits

Current assets	June 30, 2021 $’000	June 30, 2020 $’000
Term deposits held against bank guarantees	401	367
Supplier deposits	4,511	2,496

Total current deposits	4,912	2,863

Non-current assets
Term deposits held against bank guarantees	1,350	517
Supplier deposits	—	233

Total non-current deposits	1,350	750

Note 11 – Deposits  (cont.)

Supplier deposits are funds paid by the Group to suppliers for manufacturing and prepayments for services or utilities to be provided and invoiced later by the supplier.

Note 12 – Accounts Payable

Current liabilities	June 30, 2021 $’000	June 30, 2020 $’000
Trade payables	10,982	5,553
Other payables	6,129	2,638
Related party payables	24	20

Total accounts payable	17,135	8,211

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying amounts are a reasonable approximation of fair value.

Note 13 – Property, Plant and Equipment

	Plant and equipment $’000	Furniture, fixtures and fittings $’000	Motor vehicles $’000	Computer equipment $’000	Leasehold improvements $’000	Total property, plant and equipment $’000
Year ended June 30, 2020
Opening net book amount	1,980	241	330	215	2,139	4,906
Additions	813	107	3	183	358	1,463
Disposals	(48)	—	—	(40)	—	(88)
Depreciation	(476)	(65)	(65)	(130)	(573)	(1,309)
Exchange rate variation	(93)	(6)	(39)	(3)	(47)	(188)

Closing net book amount	2,176	277	229	225	1,877	4,784

Year ended June 30, 2020
Cost	3,160	525	424	1,285	2,869	8,263
Accumulated depreciation	(984)	(247)	(195)	(1,060)	(992)	(3,479)

Net book amount	2,176	277	229	225	1,877	4,784

Year ended June 30, 2021
Opening net book amount	2,176	277	229	225	1,877	4,784
Additions	2,168	36	182	292	381	3,059
Disposals	—	—	(99)	(148)	—	(247)
Depreciation	(1,040)	(185)	(63)	(372)	(652)	(2,312)
Exchange rate variation	185	27	(5)	21	177	405

Closing net book amount	3,489	155	244	18	1,783	5,689

Year ended June 30, 2021
Cost	5,648	606	457	1,403	3,524	11,638
Accumulated depreciation	(2,159)	(451)	(213)	(1,384)	(1,741)	(5,948)

Net book amount	3,489	155	244	18	1,783	5,689

Depreciation expense is recorded within operating costs in the Consolidated Statements of Comprehensive Loss and amounted to $2.3 million for the year ended June 30, 2021 ($1.3 million for the year ended June 30, 2020).

Note 14 – Borrowings

Current liabilities	June 30, 2021 $’000	June 30, 2020 $’000
Interest-bearing borrowings	—	3
Convertible notes	36,546	—
Credit card liability	25	11

Non-current liabilities
Interest-bearing borrowings	38,350	31,441
Related party borrowings	6,392	5,240
Borrowing costs	(981)	(1,152)

Total borrowings	80,332	35,543

Borrowings Rollforward	June 30, 2021 $’000	June 30, 2020 $’000
Opening Balance – July 1	35,543	9,873
Drawdowns of facilities	32,493	38,179
Issuance costs of borrowings capitalised	286	(1,162)
Repayment of borrowings	—	(12,392)
Capitalisation of Interest	8,273	612
Credit card borrowings	10	(4)
Foreign currency translations movements	3,727	437

Closing Balance – June 30	80,332	35,543

Current borrowings

Mandatorily Convertible Notes

The Group has recognized the issuance of zero coupon mandatorily convertible notes in January and May 2021 with a subscription value of the AUD equivalent of $33.8 million and a maturity date of 12 months from the date of issuance. The notes will be settled through the issue of a variable number of common shares equivalent to the face value of the notes determined by reference to the fair value of the shares at the redemption date less a 30% discount for the January 2021 issuance and a 20% discount for the May 2021 issuance.

The notes contain a contingent acceleration clause upon occurrence of a change in control event. Upon such an event, the notes must be settled on the same basis and same amount as on maturity. The Group has determined the feature to be an ‘embedded derivative’ requiring recognition separate from the note liability. The fair value of the embedded derivative recognized is $0.87 million as of June 30, 2021. After recognition of the separate embedded derivative, the Group accounts for the notes at amortized cost, with the discount amortized in interest expense over the life of the notes.

The following table sets out the sensitivity analysis of key inputs used in determination of fair value:

Inputs	Fair value output $’000
Financial instruments – derivative value recognized	874
Probability +10%	961
Probability -10%	786

Note 14 – Borrowings  (cont.)

Non-current borrowings

Senior Loan Note Subscription Agreement

On April 30, 2020, the Group entered into a Senior Loan Note Subscription Agreement (“borrowings”) for finance of $33.8 million. The outstanding balance at June 30, 2021 is $38.3 million (June 30, 2020: $31.4 million).

Issuance costs of $1.0 million were incurred on entering this arrangement. These issuance costs are deducted from the borrowings balance.

The borrowings attract interest at the coupon rate of 11%. This accrued interest on borrowings is capitalized into the balance of the borrowings and is repayable in full with the principal at termination date.

The borrowings are secured through the inventory value of the Group as well as through the minimum liquidity reserves. Total security provided at June 30, 2021 is $40.6 million (June 30, 2020: $30 million).

The borrowings have a number of conditions including the following Financial Covenants commencing on March 31, 2022.

Total Leverage Ratio (TLR) must not be greater than the corresponding level specified below in respect of the Compliance Date

•	TLR of 3.00x for March 31, 2022 and June 30, 2022

•	TLR of 2.5x for September 30, 2022

•	TLR of 2.5x each compliance date thereafter

Total Interest Cover Ratio must not be less than 3.00x

The borrowings are payable on the loan termination date of December 31, 2024, or upon the occurrence of certain events such as change in control, IPO event, among others; whichever is the earliest.

The Group’s borrowing arrangements contain a change in control clause that requires immediate repayment of $38.3 million in borrowings together with a prepayment amount of $5.9 million upon occurrence of a change in control event. Such a feature in the borrowings agreement has been determined to be an ‘embedded put option’ requiring recognition separate from the borrowing at fair value. One of the Group’s shareholders (Vontier) holds an option to acquire all of the share capital of the Company for fair value. This shareholder option may be exercised from July 2021 to January 2022 subject to certain conditions precedent and agreement on the determination of fair value between shareholders in accordance with the Shareholders’ Deed. Should that option be exercised, the borrowings will become immediately due and payable including a prepayment charge as a result of the operation of the change in control provision. Refer to Note 27 ‘Subsequent events’.

Additionally, in May 2021, the Group entered into a Business Combination Agreement subject to a number of certain conditions precedent including shareholder approval by both parties to the agreement (Note 28). Immediately on satisfaction of those conditions, the borrowings and prepayment charge would also become due and payable. As at June 30, 2021, shareholder approvals had not yet been obtained, nor the other conditions satisfied. The Group expects shareholders to vote on the matter and the other conditions to be resolved within the next 12 months.

The fair value of the prepayment right has been based on unobservable market data (Level 3) which considers the total prepayment fee and the likelihood of the event occurring.

Note 14 – Borrowings  (cont.)

The Group has assessed that the probability of occurrence of these events has considerably increased since the previous reporting date. The Group considered a range of probabilities in estimating the fair value of this put option and determined that the probability of the occurrence of this event is in the range of 75 – 95%. Based on this range, the Group has determined the fair value at $5.9 million. The movement has been recognized in the Consolidated Statement of Comprehensive Loss under fair value movements – derivatives.

The following table sets out the sensitivity analysis of key inputs used in determination of fair value:

Inputs	Fair value output $’000
Financial instruments – derivative value recognized	5,947
Probability +10%	6,646
Probability -10%	5,247
Mandatory prepayment deferred by 4 months	4,840

Shareholder Loan Agreement (“St Baker Energy Holdings Pty Ltd Loan”)

The Group entered into a Shareholder Loan Agreement (“borrowing”) on May 5, 2020. Finance of $5.6 million was obtained from this borrowing agreement. The outstanding balance at June 30, 2021 is $6.4 million (June 30, 2020: $5.2 million).

The borrowing attracts interest at the coupon rate of 11%. This accrued interest on the borrowing is capitalized into the balance of the loan and is repayable in full with the principal at termination date.

The borrowings are secured through the inventory value of the Group. Total security provided at June 30, 2021 is $40.6 million (June 30, 2020: $30.4 million). The borrowing is repayable on the termination date of December 31, 2024.

NAB Facility

The Group has a NAB facility which is used for credit cards, bank guarantees and other liabilities in the Group. The NAB facility is 100% supported by term deposits and is a non-interest bearing facility. Security over the facility is held by term deposits of $1.0 million. The total facility limit is $1.7 million and a total of $0.1 million is unused as of June 30, 2021.

Fair Value Measurements

The fair values of the Group’s financial assets and financial liabilities reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The fair value of the Group’s long-term debt with fixed interest rates is based on market prices, if available, or expected future cash flows discounted at the current interest rate for financial liabilities with similar risk profiles (level 2 fair value hierarchy). Based on this assessment the fair value of the Group’s long-term debt is materially the same as the carrying value.

Note 15 – Employee Benefits

Current liabilities	June 30, 2021 $’000	June 30, 2020 $’000
Annual leave	2,037	1,410

Non-current liabilities
Long service leave	125	199

Total employee benefits	2,162	1,609

Note 16 – Other Liabilities

Current liabilities	June 30, 2021 $’000	June 30, 2020 $’000
Insurance and other liabilities	90	73
Cash settled employee liabilities	5,345	—
Deferred fulfillment liabilities	432	—
Commissions	234	364

Total current other liabilities	6,101	437

Deferred fulfillment liabilities are inventories that are to be provided based on a specific terms and arrangements as agreed with an external party.

Note 17 – Other Provisions

Current liabilities	June 30, 2021 $’000	June 30, 2020 $’000
Warranties	1,384	1,190
Legal Provisions	326	1,509
Bonus Provision	627	276
Transaction and offering related fees	3,012	—

Non-current liabilities
Warranties	2,541	2,380

Total other provisions	7,890	5,355

Provision for warranties	June 30, 2021 $’000	June 30, 2020 $’000
Opening balance of warranties – July 1	3,570	2,976
Warranty utilized during the year	(2,308)	(2,166)
Provision created during the year	2,329	2,808
Foreign currency translation adjustment	334	(48)

Closing balance of provision for warranties – June 30	3,925	3,570

Note 18 – Right of Use Assets and Lease Liabilities

	June 30, 2021 $’000	June 30, 2020 $’000
Total right of use assets, net	18,312	14,120

Lease liabilities
Current lease liabilities	2,941	2,327
Non-current lease liabilities	17,660	13,680

Total lease liabilities	20,601	16,007

Note 18 – Right of Use Assets and Lease Liabilities  (cont.)

The Group has lease contracts for various property, buildings, motor vehicles and other equipment used within its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets. There are several lease contracts that include extension and termination options.

The Group had total cash outflows for leases of $1.1 million in 2021 ($1.8 million in 2020). The Group recognized expenses relating to short term leases of $0.01 million in 2021 ($0.01 million in 2020).

The weighted average incremental borrowing rate at June 30, 2021 was 1.45% (June 30, 2020: 3.12%). As most of the Group’s leases do not provide an implicit rate of return, the use of the incremental borrowing rate has been adhered to, based on the information available at lease commencement date in determining the present value of lease payments.

For the current period ending June 30, 2021, the maturity of the lease payments is as follows:

Operating leases	Amount $’000
June 30, 2022	2,986
June 30, 2023	2,953
June 30, 2024	2,918
June 30, 2025	3,010
June 30, 2026	1,091
Thereafter	10,255

Total minimum lease payments	23,213

Less interest	(2,612)

Present value of lease liabilities	20,601

Less: current portion	(2,941)

Long term portion of lease liabilities	17,660

The weighted average lease term is 7.4 years for the June 30, 2021 period (June 30, 2020: 7.4 years).

The Group has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised.

In December 2020, the Group entered into a lease renewal agreement in respect of the property located at 48 Miller Street, Murarrie Queensland, Australia. As a result, the right-of-use asset and lease liability at December 2020 was remeasured by applying the new lease term of another eight years from January 2021 including the new lease payments that apply from January 2021 under the new agreement. The annual discount rate applied to 48 Miller Street, Murarrie was revised to 1.92% (3.5% in 2020).

Note 19 – Contract Liabilities

Current liabilities	June 30, 2021 $’000	June 30, 2020 $’000
Customer advance deposits	6,561	1,902
Unearned revenue	2,637	103

Non-current liabilities
Unearned revenue	1,618	2,590

Total contract liabilities	10,816	4,595

It is expected that the performance obligations recognised as current contract liabilities which are yet to be satisfied for the June 30, 2021 will be recognised in revenue in the next 12 months. Apportioned amounts recorded as a contract liability at June 30, 2020 of $0.12 million has been recognised in revenue from sales of products in the 2021 period.

Unearned revenue represents the sale of extended warranties which is recognized as revenue over the term of the extended warranty.

Customer advance deposits represent advance payments for products, which are made at the time the order is placed and is recorded as revenue once the performance obligation is satisfied.

Note 20 – Segment Reporting

The following table presents revenue by the Group’s reportable segments:

	Hardware Revenue
	Stand Alone $’000	Distributed Chargers $’000	Other $’000	Total Hardware Revenue $’000	Service and Maintenance Revenue $’000	Total Revenue $’000
Year ended June 30, 2020
Revenue	13,817	27,431	230	41,478	5,491	46,969
Cost of goods sold	(13,682)	(31,867)	(256)	(45,805)	(2,138)	(47,943)

Segment gross profit/(loss)	135	(4,436)	(26)	(4,327)	3,353	(974)

Year ended June 30, 2021
Revenue	20,084	32,974	504	53,562	2,595	56,157
Cost of goods sold	(21,099)	(33,718)	(371)	(55,188)	(2,873)	(58,061)

Segment gross profit/(loss)	(1,015)	(744)	133	(1,626)	(278)	(1,904)

Cost of goods sold referenced in the table above does not include depreciation or amortization.

The Group manages its business across seven operating segments for the purposes of assessing performance and making operating decisions. These operating segments are based on stand alone products, distributed chargers and other products.

These operating segments are aggregated into 3 reportable segments, being stand alone products, distributed chargers and other products. Stand alone charging systems are single units. Distributed charging systems can have multiple user units all connected in the one system.

The operating segments meet the qualitative criteria for aggregation in this manner as the operating segments that are aggregated into the stand alone segment have similar economic characteristics, are similar in nature and they have similar manufacture, distribution chains and customers. This is also the case for those operating segments that are aggregated into the ‘distributed chargers’ segment.

Note 20 – Segment Reporting  (cont.)

Other products are managed as a single operating and reportable segment and are monitored by the CODM in this way.

The Group believes the current method of segment reporting reflects both the way its business segments are currently managed and the way the performance of each segment is evaluated.

The Group does not monitor services and maintenance revenue as it is not considered a key part of the current business operations.

The Group’s Chief Operating Decision Maker (CODM) uses revenue and gross margin/loss to evaluate segment performance and allocate resources. The CODM does not evaluate operating segments using asset or liability information nor are there any other performance metrics or measures used to monitor the operations.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies and there are no inter-segment revenues or costs.

In terms of concentration of customer risks, revenues from one customer in the distributed chargers segment represents approximately $17 million of the total amount (2020: $17.1 million). In aggregate, no customer represents more than 10% of the total revenue.

The following table reconciles segment gross (loss) to loss from operations and a calculation of segment gross margin:

	Group
	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Revenue	56,157	46,969
Cost of goods sold	(58,061)	(47,943)
Segment gross (loss)	(1,904)	(974)
Selling, general and administration expense	(30,748)	(22,537)
Product development expense	(10,521)	(9,548)
Depreciation expense	(2,312)	(1,309)

Loss from operations	(45,485)	(34,368)

Segment gross (loss)	(1,904)	(974)
Revenue	56,157	46,969

Segment gross margin	(3.4)%	(2.1)%

The Group has historically assessed segment performance on a measure of segment gross profit/(loss). Segment gross profit (loss) is calculated as revenue less cost of goods sold, exclusive of depreciation. This measure does not include depreciation related to assets used in production as the effect has been immaterial to date. The Group will monitor the segment performance metric prospectively and will include an allocation of depreciation and amortization if the respective charges become material.

The following table presents the Group’s revenue by geographic area based on the entity that has entered the external contract to supply the product and services. The entity’s geographical area is based on the place of incorporation.

	Group
	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Australia	5,044	10,420
United States	12,730	5,802
The Netherlands	38,383	30,747

Total revenue	56,157	46,969

Note 20 – Segment Reporting  (cont.)

The following table presents long-lived assets by geographic area on the same basis as detailed above:

	Group
	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Australia	17,716	11,138
United States	4,953	5,315
The Netherlands	2,682	3,201

Total long-lived assets	25,351	19,654

The Group’s manufacturing and inventory is predominately located in and supplied from Australia.

Note 21 – Loss Per Share

	Group
Basic EPS	June 30, 2021	June 30, 2020
Net loss attributable to common shareholders	(58,389,069)	(31,819,734)
Weighted average number of common shares	67,892,971	66,295,918
EPS – common shareholders	(0.86)	(0.48)

Net loss attributable to class C shareholders	(4,702,784)	(2,624,569)
Weighted average number of class C shares	5,468,249	5,468,249
EPS – class C shareholders	(0.86)	(0.48)

Net loss per share information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends (a participating security). The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Group’s class C shares are participating securities as defined by Accounting Standards Codification (“ASC”) Topic 260-10, Earnings Per Share, and as such the net loss for the periods presented was allocated to these participating securities. Under the two-class method, basic net loss per share applicable to ordinary shareholders is computed by dividing the net loss applicable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the reporting period.

Diluted loss per share is computed by dividing loss available to common shareholders by the weighted-average number of share of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been issued, using the treasury-share method. As the Group incurred losses for all periods presented, potentially dilutive securities of 5,361,826 and 2,055,828 (issued subject to limited recourse loans) as of June 30, 2021 and June 30, 2020 have been excluded from fully diluted loss per share as their impact is anti-dilutive and would reduce the loss per share.

Note 22 – Share Options Outstanding

Loan Funded Share Plan (“LFSP”)

In 2017 the Group adopted the LFSP. Pursuant to the LFSP, the Group issued common shares to employees to purchase such common shares with an interest free, limited recourse loan payable to the Group. These limited recourse loans were not collateralized and were not recourse to the assets of the borrower, except to the extent of the shares issued. Because the loans were the sole consideration for the shares issued, the Group accounts for

Note 22 – Share Options Outstanding  (cont.)

these arrangements as share options since the substance is similar to the grant of an option, with a deemed exercise price equal to the loan amount. The fair value of the notional share options is expensed in the period in which the notional share options are issued, with a corresponding credit to additional paid-in capital. The limited recourse loans are repayable in 7 years from the issuance of the common shares. There are no service or performance conditions attached to the notional share options issued under the LFSP.

The shares issued under the loan funded share plan are treasury shares. The balance of the limited recourse loans outstanding relating to these treasury shares as of June 30, 2021, and 2020 were $15 million and $3.7 million. The Group does not recognize a separate receivable for limited recourse loans as the LFSP is accounted for as share-based compensation. As at June 30, 2021, the total compensation value associated with the LFSP is $15 million (based on the fair value inputs disclosed) of which $9.6 million has not been recognized (as it relates to nonvested awards). No tax benefits have been recorded or expected due to significant tax losses and valuation allowance recognized due to uncertainty of recovery. No compensation expenses have been recorded as part of an asset.

The Group has issued the following share-based compensation subject to limited recourse loans:

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value AUD $	Average Weighted Exercise Price AUD $	June 30, 2021 No. of shares	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value AUD $	Average Weighted Exercise Price AUD $	June 30, 2020 No. of shares
Balance of shares subject to options at beginning of year	4.82	1.44	2.60	2,055,828	5.82	1.44	2.60	2,055,828
Options granted	7	1.31	4.44	3,305,998	—	—	—	—
Options exercised	—	—		—	—	—	—	—
Options cancelled	—	—		—	—	—	—	—

Balance at reporting date (vested and exercisable)	5.31	1.36	3.74	5,361,826	4.82	1.44	2.60	2,055,828

Shadow Equity Plan (“SEP”)

In July 2018, the Group adopted SEP. The SEP is akin to a share appreciation right where an eligible employee is given the right to receive an amount of cash, the value of which equals the appreciation in the Group’s share value between the award’s grant date and its vesting date. The share appreciation right vests upon the occurrence of an entitlement event or 7 years whichever is earlier.

The Group had issued 27,451 rights under the SEP up to June 2020. During the year ended June 30, 2021, further issues of 1,584,077 rights were made by the Group. An assessment of the fair value of the rights was made at each period utilising an option pricing methodology. The share price is a key assumption in the option pricing model. At June 30, 2021 the share price has been based on the price per share pursuant to the current purchase consideration agreement with DCRN. To determine the FV of the rights outstanding as at the year end, this share price has been discounted to reflect the estimated market value at this point in time. The expected timing of the entitlement event has been estimated to be 7 months from June 30, 2021. The weighted fair value for the appreciation rights outstanding as at June 30, 2021 was assessed to be AUD $8.74 (PY: AUD $2.46). As at June 30, 2021, the total compensation value associated with the SEP is $10.58 million (based on the fair value inputs disclosed) of which $5.24 million has not been recognized (as it relates to nonvested awards). No tax benefits have been recorded or expected due to significant tax losses and valuation allowance recognized due to uncertainty of recovery. No compensation expenses have been recorded as part of an asset.

Note 22 – Share Options Outstanding  (cont.)

The carrying amount of the liability relating to the SEPs at June 30, 2021, was $5.3 million (2020: nil). The total expense arising from share-based payment transactions during the year is $5.2 million (2020: nil).

	Weighted average fair value of the rights AUD $	2021 No. of shares	Weighted average fair value of the rights AUD $	2020 No. of shares
Balance of shares subject to options at beginning of year	2.46	27,451	2.46	27,451
Rights granted	8.76	1,584,077	—	—
Rights exercised	—	—	—	—
Rights cancelled	—	—	—	—

Balance at reporting date	8.74	1,611,528	2.46	27,451

On July 29, 2021, there was a SEP share issue of 100,000 due to a modification. The share issue was made from LFSP shares to SEP shares.

Note 23 – Fair Valuation of Share-Based Payments

LFSP

The Group uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2021 and 2020 are as follows:

	Group
	June 30, 2021	June 30, 2020
Risk free interest rate	1.59%	2.18%
Expected term	1.5 years	2.5 years
Expected volatility	60%	40%
Dividend yield	0.00%	0.00%
Grant value fair value per share	$1.36 AUD	$1.44 AUD
Share price	$3.74 AUD	$2.60 AUD
Aggregate intrinsic value of shares vested and not yet exercised (USD)	$2,835,795	$2,605,641

The fair value of the underlying ordinary shares considered the price per share paid by investors in the Company’s private financings in addition to independent external valuations obtained.

The Group historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

The expected term of the share options has been determined based on an assessment of the estimated timing that employees would either exercise or an entitlement event would occur.

The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Note 23 – Fair Valuation of Share-Based Payments  (cont.)

Expected dividend yield is based on the fact that the Group has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

SEP

The weighted average fair value for the share appreciation rights under the SEP that were outstanding (including issuances in the year) as at June 30, 2021 and 2020 was determined using the following key inputs:

	Group
	June 30, 2021	June 30, 2020
Risk free interest rate	0.04%	0.04%
Expected term	0.6 years	1.6 years
Expected volatility	60%	60%
Dividend yield	0.00%	0.00%
Indicative share price	$12.13 AUD	$4.44 AUD
Offer value	$3.40 AUD	$4.44 AUD

The following table sets out the sensitivity analysis of the vesting period as a key input used in determination of fair value:

Inputs	Fair value output $
Vesting period used from June 2021 at 7 months	5,345
Estimated vesting period from June 2021 at 5 months	6,204
Estimated vesting period from June 2021 at 12 months	3,993

Changes to the vesting period alone will not change the overall amount payable however will increase or decrease the liability as at June 30, 2021.

The following table sets out the sensitivity analysis of the indicative share price at $12.13 AUD as a key input used in determination of fair value:

Inputs	Fair value output $
Share price used from June 2021	5,345
Share price increase of 25%	7,186
Share price decrease of 25%	3,518

Changes to the indicative share price will increase or decrease the final amount payable. The above table details the sensitivity of the model to the indicative share price, however the amount payable upon vesting will be driven by the actual share price at that date.

Note 24 – Commitments and Contingent Liabilities

Legal Proceedings

Any material legal proceedings have been provided for as at June 30, 2021 and June 30, 2020 as disclosed in note 17. Legal proceedings were related to product matters and have since been settled within the amounts provided for. Any differences are immaterial.

Note 24 – Commitments and Contingent Liabilities  (cont.)

Contingent Liabilities

In relation to the execution of the business combination agreement with DCRN, should the Group terminate the agreement, a termination fee of $50 million is payable. Reference note 28 ‘Other events’ for the key terms of the agreement and the conditions for termination. As June 30, 2021, the outflow of these funds has not been deemed probable and as such no provision has been allocated. The Group did not have any contingent liabilities as of June 30, 2020.

Contractual Commitments

The Group did not have any commitments as of June 30, 2021 or June 30, 2020.

Note 25 – Related Party Disclosures

Unless otherwise disclosed, transactions with other related parties are made on normal commercial terms and at market rates. All related parties are companies that are associated shareholders.

	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Related Parties
Gilbarco
St Baker Energy
Fast Cities Australia

Transactions
Purchases from Gilbarco	335	1
Hardware revenue to Gilbarco	19,122	6,402
Service and maintenance revenue to Gilbarco	—	2
Payables to Gilbarco	142	—
Receivables from Gilbarco	2,471	3,510

Purchases from St Baker Energy	256	194
Payables to St Baker Energy	23	20

Hardware revenue to Fast Cities Australia	2,141	981
Receivables from Fast Cities Australia	520	378
Service and maintenance revenue to Fast Cities Australia	1	—

Loans payable to St Baker Energy	6,392	5,240

Payables to Gilbarco and St Baker Energy are included in the Trade Payables total.

Transactions with Gilbarco

Vontier, as a nominee for Gilbarco, had a 90 day option to purchase the company exercisable post the finalization of the 2021 financial statements. Vontier’s option was waived for a consideration of $7.1 million on August 1, 2021. Refer to ‘Subsequent events’ Note 27.

The Group had an exclusivity agreement with Gilbarco, an affiliate of Vontier, which provides exclusive distribution rights to Gilbarco to sell the Group’s products into the fuel retail channel, with the exception of charge point operators. This agreement expired on August 31, 2021. The receivables due at the end of the period are payable within 60 days and are normal trade receivables.

Note 25 – Related Party Disclosures  (cont.)

Transactions with Fast Cities

The Group has sold products to Fast Cities during the period at normal trading terms. The receivables due at the end of the period are payable within 30 days.

Loans payable to St Baker Energy

The terms of this arrangement have been disclosed in note 14.

Note 26 – Tritium Holdings Pty Ltd and Controlled Entities

Controlled entities

Name of entity	Ownership interest 2021	Ownership interest 2020	Place of incorporation
Tritium America Corporation	100%	100%	United States of America
Tritium Technologies LLC	100%	100%	United States of America
Tritium Europe B.V	100%	100%	The Netherlands
Tritium Technologies B.V	100%	100%	The Netherlands
Tritium Pty Ltd	100%	100%	Australia
Tritium Nominee Pty Ltd	100%	100%	Australia
Tritium Technologies Limited	100%	—	The United Kingdom

Tritium America Corporation is the parent company to Tritium Technologies LLC, a foreign trading entity. Similarly, Tritium Europe BV is the parent company of the trading entity Tritium Technologies BV.

Note 27 – Subsequent Events

The Group has assessed subsequent events up to September 24, 2021, which is the date on which these financial statements were available to be issued.

Working capital funding has been secured with an extension to the CIGNA borrowings for a further $29.4 million to continue the company operations as intended. Finance of $29.4 million was provided based on the Senior Loan Note Subscription Agreement on July 27, 2021 with the interest rate charged at the coupon rate of 11%. Security for the loan is provided by a General Security Deed guaranteed by the original guarantors who are Tritium Pty Ltd, Tritium Holdings Pty Ltd, Tritium America Corp, Tritium Technologies LLC, Tritium Europe B.V. and Tritium Technologies B.V.

The Group has additionally received a committed purchase order from IONITY for $18 million dated July 23, 2021.

On August 1, 2021, Vontier, as a nominee for Gilbarco, agreed to waive their option to acquire Tritium via settlement of $7.1 million. This represents settlement of payment for Tritium to reacquire the option held by Vontier for the right to acquire Tritium.

As required by Sarbanes-Oxley regulations, the Group plans to forgive the loans made to directors and executives prior to completion of the merger. These loans are in relation to the Loan Funded Share Plan, as discussed in Note 22, Share Options Outstanding.

Note 28 – Other Events

In May 2021, the Company entered into a business combination agreement with Decarbonization Plus Acquisition Corporation II (“DCRN”), a special purpose acquisition company. The business combination is expected to be completed in the fourth quarter of calendar year 2021, or early 2022, subject to, among other things, the approval by DCRN shareholders, the approval by the Company shareholders, the waiver of options held by one of our shareholders (obtained in August 2021), SEC review of registration statement and the satisfaction or waiver of other customary closing conditions.

In relation to the execution of the business combination agreement with DCRN, should the Group terminate the agreement, a termination fee of $50 million is payable.

The business combination agreement may be terminated, and the transactions may be abandoned at any time prior to the closing, notwithstanding any requisite approval and adoptions of the agreement and the transaction by the DCRN shareholders, as follows:

(a)	by mutual written consent of DCRN and the Group;

(b)	by either DCRN or the Group if the closing shall not have occurred prior to January 14, 2022 (subject to various extension provisions);

(c)

by either DCRN or the Group if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the transactions illegal or otherwise preventing or prohibiting consummation of the transactions; or

(d)	by either DCRN or the Group if the DCRN shareholder approval is not obtained at the DCRN shareholders’ meeting.

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

DECARBONIZATION PLUS ACQUISITION CORPORATION II,

TRITIUM DCFC LIMITED,

HULK MERGER SUB, INC.,

and

TRITIUM HOLDINGS PTY LTD

Dated as of May 25, 2021

Schedule A    Company Knowledge Persons

Schedule B    SPAC Knowledge Persons

Schedule C    Key Company Shareholders

BUSINESS COMBINATION AGREEMENT, dated as of May 25, 2021 (this “Agreement”), by and among Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“SPAC”), Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”), Hulk Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (the “Company” and together with SPAC, NewCo, Merger Sub and the Company, collectively, the “Parties”).

Background

NewCo is wholly owned by Mark Johannes Thomas Schutters.

Merger Sub is a wholly owned direct subsidiary of NewCo.

Upon the terms and subject to the conditions of this Agreement, SPAC and the Company will enter into a business combination transaction pursuant to which (a) SPAC, NewCo and all shareholders of the Company will enter into the Share Transfer Agreement (the “Share Transfer Agreement”) substantially in the form attached hereto as Exhibit C, pursuant to which the holders of the outstanding Company Shares (as defined below) will transfer their Company Shares to NewCo in exchange for an aggregate 120 million NewCo Ordinary Shares (as defined below) to be issued simultaneously with the issuance of NewCo Ordinary Shares in connection with the Merger (as defined below), as set forth in Section 3.01(a) (the “Share Transfer”), and (b) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC surviving the Merger as a wholly owned subsidiary of NewCo and each holder of SPAC Warrants and SPAC Common Stock (each as defined below) receiving in exchange for such SPAC Warrants and shares of SPAC Common Stock an equal number of Assumed Warrants and NewCo Ordinary Shares (each as defined below), respectively.

On May 17, 2021, the Key Company Shareholders (as defined below) delivered the Exit Notice (the “Exit Notice”) attached hereto as Exhibit B, pursuant to the Shareholders’ Deed (as defined below).

Concurrently with the execution and delivery of this Agreement, SPAC, NewCo and the Key Company Shareholders entered into an agreement, dated as of the date hereof (the “Commitment Agreement”), in respect of the Key Company Shareholders’ agreement to maintain the Exit Notice and enter into the Share Transfer Agreement.

The Parties intend that, for U.S. federal and applicable state income Tax (as defined below) purposes, (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement will constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (b) the Merger and the Share Transfer will be treated as a transaction described in Section 351 of the Code (collectively, the “Intended Tax Treatment”).

The Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the Company’s entry into this Agreement and the Transactions (as defined below) to which the Company is contemplated by this Agreement to be a party are in the best interests of the Company and (b) approved the Company’s entry into this Agreement and the Transactions to which it is contemplated by this Agreement to be a party.

The Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that the Merger is fair to, and in the best interests of, SPAC and its stockholders, (b) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (c) recommended the approval and adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement by the stockholders of SPAC.

The Board of Directors of Merger Sub has unanimously (a) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (c) recommended the approval and adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement by the sole stockholder of Merger Sub.

The Board of Directors of NewCo (the “NewCo Board”) has unanimously (a) determined that NewCo’s entry into this Agreement and the Transactions to which NewCo is contemplated by this Agreement to be a party are in the best interests of NewCo and (b) approved NewCo’s entry into this Agreement and the Transactions to which it is contemplated by this Agreement to be a party.

Concurrently with the execution and delivery of this Agreement, the Sponsor and the Company are entering into a letter agreement, dated as of the date hereof (the “Sponsor Letter”), pursuant to which, subject to the terms and conditions set forth therein, at and conditioned upon the Closing, (a) the Sponsor has agreed to waive the anti-dilution rights set forth in SPAC’s Amended and Restated Certificate of Incorporation dated February 3, 2021 (the “SPAC Certificate of Incorporation”) with respect to the shares of SPAC’s Class B common stock, par value $0.0001 per share (“SPAC Founders Shares”) that may be triggered from the transactions contemplated hereunder and (b) the Sponsor has agreed to vote all SPAC Founders Shares held by it in favor of the adoption and approval of this Agreement and the other Transaction Proposals (as defined below).

Concurrently with the Closing, (a) the shareholders of the Company shall enter into Lock-Up Agreements, (each, a “Lock-Up Agreement” and collectively, the “Lock-Up Agreements”) substantially in the form attached as Exhibit G, setting forth their agreement with respect to the transfer of NewCo Ordinary Shares after Closing, and (b) NewCo and certain shareholders of the Company and stockholders of SPAC, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit A.

Agreement

In consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01    Certain Definitions. For purposes of this Agreement:

“Accounting Standards” means:

(a)    the requirements of the Corporations Act in relation to the preparation and contents of financial reports;

(b)    the accounting standards approved under the Corporations Act, being the Australian Accounting Standards and any authoritative interpretations issued by the Australian Accounting Standards Board; and

(c)    generally accepted accounting principles, policies, practices and procedures in Australia to the extent not inconsistent with the accounting standards described in paragraph (b).

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that, except with respect to Section 11.11 and Section 8.07(f), none of Riverstone Investment Group, LLC, WestRiver Group or any of their Affiliates (other than any Affiliate that is a Subsidiary of SPAC), including any portfolio company of or fund organized by any of the foregoing, shall be deemed an Affiliate of SPAC for purposes of this Agreement.

“Ancillary Agreements” means the Share Transfer Agreement, the Commitment Agreement, the Registration Rights Agreement, the Lock-Up Agreements, the Sponsor Letter and all other agreements, certificates and instruments executed and delivered by SPAC, NewCo, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) Australian Criminal Code Act 1995 (Cth), (iv) Australian Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), (v) anti-bribery legislation promulgated by the European Union and implemented by its member states, (vi) Laws or any other type of legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (vii) all other applicable, similar or equivalent anti-corruption, anti-bribery or anti-money laundering Laws or any other type of legislation of any jurisdiction.

“ASIC” means the Australian Securities and Investments Commission.

“Business Data” means all business information and data, including Personal Information that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by the Company or any Company Subsidiaries in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in the City of New York in the United States of America or Brisbane, Queensland, Australia (other than a Saturday, Sunday or public holiday in those cities); provided that banks shall not be deemed to be required or authorized to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service”, that are owned or administered by the Company and used in the conduct of the business of the Company or any Company Subsidiaries.

“Code” means the United States Internal Revenue Code of 1986.

“Company Group Member” means the Company and each Company Subsidiary.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property owned or purported to be owned by a third party and either licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a valid right to use.

“Company Material Adverse Effect” means any event, state of facts, development, condition, occurrence, circumstance, change or effect (collectively, “Effect”) that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there is, has been or will be a Company Material Adverse Effect:

(a) any change or proposed change in or change in the interpretation of any Law, GAAP or applicable Local GAAP applicable to the Company, including any COVID-19 Measures or changes of interpretation of COVID-19 Measures following the date hereof; (b) Effects generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events (with respect to the COVID-19 pandemic, solely to the extent such Effect first arises after the date hereof); (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement, (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby), (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect, or (h) any actions taken, or failures to take action, or such other Effects, in each case, which SPAC has requested in writing or to which it has consented in writing, except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Shares” means all of the shares in the capital of the Company.

“Company Subsidiary” means each Subsidiary of the Company.

“Company Transaction Expenses” means, except as otherwise set forth in this Agreement, all reasonable and documented third-party, out-of-pocket fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, and other third-party fees, in each case, of each of the Company Group Members, NewCo, Merger Sub and their respective Subsidiaries, and any and all filing fees payable by the Company, NewCo, Merger Sub or any of their respective Subsidiaries or any of their Affiliates to Governmental Authorities in connection with the Transactions.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (i) the Company or the Company Subsidiaries that is not in the public domain, or (ii) any Suppliers or customers of the Company or any Company Subsidiaries that is subject to restrictions on use or disclosure to third parties in any currently enforceable written confidentiality agreements with the Company or any Company Subsidiaries.

“Contract” means any written or oral agreement, contract, instrument, subcontract, arrangement, undertaking, lease or sublease, license, sublicense, power of attorney, note, bond, mortgage, indenture, deed of trust, or other legal commitment or understanding between parties or by one party in favor of another party.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Corporations Act” means the Australian Corporations Act 2001 (Cth).

“COVID-19 Measures” means (i) changes or proposed changes of Laws or (ii) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention, the Australian Government Department of Health and the World Health Organization, in each case, in connection with or in response to the COVID-19 pandemic.

“Current Employee” means an employee of a Company Group Member as at the date of this Agreement who remains employed by a Company Group Member immediately before Closing.

“Deferred Underwriting Fees” shall mean the amount of deferred underwriting fees held in the Trust Account in connection with SPAC’s initial public offering payable to the underwriters upon consummation of a business combination.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse.

“Emergency Actions” means any action (or omission) as being required on short notice for the prevention of danger to any Person or material damage to any asset or property.

“Employee Benefit Plan” means any plan that is an “employee benefit plan” as defined in Section 3(3) of ERISA, bonus, stock option, stock purchase, restricted stock, phantom stock, shadow equity, other equity-based compensation arrangement, performance award, incentive, deferred compensation, pension scheme or insurance, retiree medical or life insurance, death or disability benefit, health or welfare, retirement, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements, whether written or unwritten.

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Laws” means any applicable Laws relating to: (i) releases or threatened releases of, or exposure of any Person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety (to the extent related to exposure to Hazardous Substances).

“Equity Interests” means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership or limited liability company, any and all partnership or membership interests (whether general or limited) or units (whether common or preferred), (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, and (v) in any case, any right to acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including but not limited to the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, the EU Dual Use Regulation, the various Laws administered by the Australian Government’s Department of Defence (including the Defence Trade Controls Act 2012 (Cth), the Defence Trade Controls Regulations 2013 (Cth), the Customs Act 1901 (Cth), the Customs (Prohibited Exports) Regulations 1958 (Cth)) and the Weapons of Mass Destruction Act 1955 (Cth)), and any similar Laws of any Governmental Authority with jurisdiction over the Company, any Company Subsidiary, or any agent thereof to the extent that it is conducting business involving the Company or any Company Subsidiary, to the extent that the Company, a Company Subsidiary, or such agent is subject to such Laws.

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth).

“Fraud” means, with respect to any Person, fraud by such Person with respect to any Transaction Document, applying the common law of the State of New York.

“GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“Government Official” means any officer or employee of a Governmental Authority, a public international organization, or any department or agency thereof or any person acting in an official capacity for such government or organization, including (i) a foreign official as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) a foreign public official as defined in the U.K. Bribery Act 2010, (iii) a foreign public official as defined in the Criminal Code Act 1995 (Cth), (iv) an officer or employee of a government-owned, controlled, operated enterprise, such as a national oil company, and (v) any non-U.S. political party, any party official or representative of a non-U.S. political party, or any candidate for a non-U.S. political office.

“Hazardous Substance(s)” means (i) those substances defined in or regulated under Environmental Laws as “toxic,” “hazardous” or “radioactive” or as a “pollutant” or “contaminant” or words of similar meaning or effect, or for which liability or standards of conduct may be imposed under any Environmental Law, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (v) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, including as amended by the Health Information Technology for Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Plan” means, collectively, each Employee Benefit Plan that provides for a bonus, incentive, retention or transaction-related award to an employee, officer, consultant or director of the Company or any Company Subsidiary that may become payable in cash, whether sponsored or maintained by the Company, a Company Subsidiary or any Affiliate of the Company or a Company Subsidiary, including the Tritium Holdings Pty Ltd Loan Funded Share Plan, the Tritium Pty Ltd. Shadow Equity Employee Scheme, the Tritium Technologies, LLC Shadow Equity Employee Scheme, and the Tritium Technologies B.V. Shadow Equity Employee Scheme.

“Indebtedness” means, with respect to any Person, all obligations and liabilities of such Person (i) for borrowed money, or evidenced by notes, bonds, debentures or similar instruments (including the outstanding principal amount thereof, plus any related interest, fees, expenses and prepayment premiums or penalties created, issued, or incurred in respect thereof), (ii) in respect of “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services, (iii) for any indebtedness evidenced by any letter of credit, performance bond, surety bond, bank guarantees or similar instrument to the extent drawn or called, (iv) under capital leases, (v) with respect to net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated as of such date), (vi) for deferred revenues, (vii) under existing pension programs, (viii) in respect of dividend payable balances, or (ix) in the nature of guarantees of or pledges and grants of security interests with respect to the obligations and liabilities described in clauses (i) through (viii) above of any other Person.

“Insolvency Event” means in relation to an entity:

(a)    the entity is unable to pay its debts as and when they fall due or has stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts or is insolvent within meaning of section 95A of the Corporations Act;

(b)    the entity goes, or proposes to go, into bankruptcy or liquidation;

(c)    the entity: (A) receives a deregistration notice under section 601AB of the Corporations Act or any communication from ASIC that might lead to such a notice; or (B) applies for deregistration under section 601AA of the Corporations Act;

(d)    an order is made or an effective resolution is passed for the winding up or dissolution without winding up (otherwise than for the purposes of a solvent reconstruction or amalgamation) of the entity;

(e)    a receiver, receiver and manager, judicial manager, liquidator, administrator or like official is appointed, or threatened or expected to be appointed, over the entity, the whole or a substantial part of the undertaking or property of the entity;

(f)    the holder of a Lien takes possession of the whole or substantial part of the undertaking or property of the entity;

(g)    a writ of execution is issued against the entity or any of the entity’s assets;

(h)    the entity proposes or takes any steps to implement a scheme or arrangement or other compromise with its creditors or any class of them; or

(i)    the entity is declared or taken under applicable Law to be insolvent or the entity’s board of directors resolve that it is, or is likely to become insolvent; or

(j)    an event that is the effective equivalent of an event described in paragraphs (a) to (i) above occurs in respect of the entity under the Laws applicable to it; and

in relation to a natural person, the person is made bankrupt, declared bankrupt or files a petition for relief under bankruptcy Laws, a certificate is issued for the summary administration of the person’s estate or an equivalent or similar event to any of the foregoing occurs in respect of the person under the Laws applicable to it.

“Intellectual Property” means (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other rights in works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, proprietary know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), and database protection rights, (v) Internet domain name registrations, (vi) rights of privacy (excluding those arising under Privacy/Data Security Laws) and publicity and all other intellectual property or proprietary rights of any kind or description, and (vii) all legal rights arising from clauses (i) through (vi) above, including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Key Company Shareholders” means the persons and entities listed on Schedule C.

“knowledge” or “to the knowledge” of a Person shall mean in the case of the Company, the actual knowledge of the Persons listed on Schedule A after reasonable inquiry, and in the case of SPAC, the actual knowledge of the Persons listed on Schedule B after reasonable inquiry of direct reports.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon.

“Lien” means any (a) lien, security interest, mortgage, pledge, adverse claim, lease, license, tenancy or possessory interest, purchase right, transfer restriction, conditional sales obligation, easement, restriction, covenant, condition, levy, debt, attachment or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws), (b) any security for payment of money, performance of obligations or protection against default (including a mortgage, bill of sale, charge, lien, pledge, trust, power or retention of title arrangement, right of set-off, assignment of income, garnishee order, monetary claim and flawed deposit arrangement), (c) a security interest within meaning of section 12(1) of the PPSA, or (d) any Contract granting or creating anything referred to in the foregoing sub-paragraphs (b) or (c).

“Loan Funded Share Plan” means the loan funded share plan of the Company pursuant to the loan funded share plan rules of the Company dated 22 November 2018, as may be amended from time to time.

“Local GAAP” means the generally accepted accounting principles in the jurisdiction of organization of any non-U.S. entity.

“made available” means (a) with respect to documents made available to the SPAC, that such documents were posted in the Virtual Data Room (and the Company will use reasonable best efforts to provide to representatives of SPAC (i) via a downloadable link within two (2) days after the date hereof and (ii) on a USB as promptly as reasonably practicable), and (b) with respect to documents made available to the Company, that such documents were provided to one or more Persons listed on Schedule A or to the Representatives of the Company or disclosed in the SPAC SEC Reports, in each case at or prior to 5:00 p.m., New York time, on the date that is one (1) day prior to the date of this Agreement.

“Merger Sub Common Stock” means the authorized common stock of Merger Sub consisting of 1,000 shares of common stock, par value of $0.01 per share.

“NewCo Ordinary Shares” means fully paid ordinary shares in the capital of NewCo.

“NewCo Organizational Documents” means the incorporation and constitutional documents of NewCo and Merger Sub in each case as amended, modified or supplemented from time to time.

“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any similar license to Software that is considered “free” or “open source software”, or (iii) any Reciprocal License.

“Ordinary Course” means, with respect to any Person, the ordinary course of business consistent with such Person’s past custom and practice; provided that, reasonable actions taken (or omitted) in response to a condition or conditions arising from the COVID-19 pandemic, including COVID-19 Measures, shall be deemed ordinary course of business, so long as such actions (or omissions) are consistent with such Person’s actions (or omissions) taken prior to the date hereof in response to then-existing COVID-19 conditions and are reasonable in light of the relevant facts and circumstances.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not and would not, individually or in the aggregate, materially impair the current use of the Company’s or any Company Subsidiary’s assets, including without limitation the Leased Real Property, that are subject thereto (but in all events excluding monetary liens), (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the Ordinary Course, or deposits to obtain the release of such Liens, for amounts not yet due or that are being contested in good faith in appropriate proceedings, (iii) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith by appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP or Local GAAP, as applicable, (iv) zoning, entitlement, conservation restriction and other land use and Environmental Laws promulgated by Governmental Authorities that do not and would not, individually or in the aggregate, materially impair the current use of the Leased Real Property, that are subject thereto, (v) non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the Ordinary Course, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not and would not, individually or in the aggregate, materially impair the current use of the Leased Real Property, that are subject thereto, (vii) Liens identified in the Financial Statements, and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest that do not and would not, individually or in the aggregate, materially impair the current use of the Leased Real Property, that are subject hereto.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, or to the extent not already covered, an Entity, or government, political subdivision, agency or instrumentality of a government, or to the extent not already covered, a Governmental Authority.

“Personal Information” means (i) information related to an identified or identifiable individual, device or household (e.g., name, address, telephone number, email address, financial account number, government-issued identifier), (ii) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, device or household, including any internet protocol address or other persistent identifier, (iii) any other, similar information or data regulated by privacy or data security Laws, and (iv) any information that is covered by PCI DSS.

“PPSA” means the Australian Personal Property Securities Act 2009 (Cth).

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, handling, processing, sharing, security, use, disclosure, protection or transfer of Personal Information or the security of Company’s Business Systems, including the following Laws and their implementing regulations: HIPAA, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act, Australian Privacy Act 1988 (Cth), Australian Spam Act 2003 (Cth), Australian Do Not Call Register Act 2006 (Cth) and any ancillary rules, binding guidelines, orders, directions, directives, codes of conduct or other instruments made or issued by a Governmental Authority under the foregoing instruments, state data security Laws, state data breach notification Laws, state consumer protection Laws, the General Data Protection Regulation (EU) 2016/679, any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of Company Group Member, or from which any Company Group Member has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Redemption Rights” means the redemption rights provided for in Sections 9.2 and 9.7 of Article IX of the SPAC Certificate of Incorporation.

“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names.

“Sanctioned Country” means at any time, a country, region or territory which is itself the subject or target of any comprehensive Sanctions (as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means at any time any Person that is: (i) listed on any Sanctions-related list of designated or blocked Persons administered by a Governmental Authority to the extent that it has jurisdiction over the Company, any Company Subsidiary, or any agent thereof to the extent that it is conducting business involving the Company or any Company Subsidiary (including but not limited to the U.S. Department of Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals List, Sectoral Sanctions Identifications List, and Foreign Sanctions Evaders List, the Consolidated List maintained by the Australian Sanctions Office, and the EU Consolidated Financial Sanctions List), (ii) the government of, located in, resident in, or organized under the laws of a Sanctioned Country, (iii) the Government of Venezuela, as

defined in Executive Order 13884 of August 5, 2019; or (iv) majority-owned or controlled by a Person or Persons described in clauses (i) through (iii).

“Sanctions” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (ii) Australia (including without limitation the various sanctions Laws administered by the Australian Government’s Department of Foreign Affairs and Trade), (iii) the European Union and enforced by its member states, (iv) the United Nations, or (v) Her Majesty’s Treasury.

“Shareholders’ Deed” means the Shareholders’ Deed dated August 30, 2018 in relation to the Company.

“Software” means all computer software (in any format, including object code, byte code or source code), and related system and user documentation.

“SPAC Class A Common Stock” means SPAC’s Class A common stock, par value $0.0001 per share.

“SPAC Common Stock” means SPAC Class A Common Stock and the SPAC Founders Shares.

“SPAC Disclosure Schedule” means the SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement.

“SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of SPAC, or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by SPAC of its respective obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law, GAAP or applicable Local GAAP applicable to SPAC, including any COVID-19 Measures or changes of interpretation of COVID-19 Measures following the date hereof; (b) Effects generally affecting the industries or geographic areas in which SPAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events (with respect to the COVID-19 pandemic, solely to the extent such Effect first arises after the date hereof); (e) any actions taken or not taken by the SPAC as required by this Agreement or any Ancillary Agreement, (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby), (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a SPAC Material Adverse Effect or (h) any actions taken, or failures to take action, or such other Effects, in each case, which the Company has requested in writing or to which it has consented in writing or which actions are contemplated by this Agreement, except in the cases of clauses (a) through (f), to the extent that SPAC is materially disproportionately affected thereby as compared with other participants in the industry in which SPAC operates.

“SPAC Organizational Documents” means the incorporation and constitutional documents of SPAC (including the SPAC Certificate of Incorporation and the Trust Agreement) in each case as amended, modified or supplemented from time to time.

“SPAC Shareholder Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any exercise by shareholders of SPAC of the Redemption Rights.

“SPAC Stockholder Approval” means, with respect to the approval of the Merger, the SPAC Merger Approval, and with respect to all other Transaction Proposals, the affirmative vote of the holders of a majority of the outstanding shares of the SPAC Common Stock entitled to vote and actually cast thereon at the SPAC Stockholders Meeting (or such other standard as may be required by Law or the SPAC Organizational Documents).

“SPAC Transaction Expenses” means all fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees and expenses, other third-party fees and any Deferred Underwriting Fees, in each case of SPAC.

“SPAC Units” means one share of SPAC Class A Common Stock and one-third of one SPAC Warrant.

“SPAC Warrant Agreement” means that certain warrant agreement dated February 3, 2021 by and between SPAC and Continental Stock Transfer & Trust Company.

“SPAC Warrants” means the whole warrants to purchase shares of SPAC Class A Common Stock as contemplated under the SPAC Warrant Agreement, with each whole warrant exercisable for one share of SPAC Class A Common Stock at an exercise price of $11.50.

“Sponsor” means Decarbonization Plus Acquisition Sponsor II, LLC, a Delaware limited liability company.

“Subsidiary” or “Subsidiaries” of any Person means, with respect to such Person, any Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Supplier” means any Person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company Group Members.

“Tax” or “Taxes” means any tax, levy, duty, withholding or other similar charge imposed, administered or collected by a Taxing Authority or by any statutory, governmental, state, federal, cantonal, municipal, local or similar authority of any jurisdiction, including, without limitation, wage tax, income tax, corporate tax, capital gains tax, franchise tax, sales tax, use tax, payroll tax, employment tax, withholding tax, value added tax, gross receipts tax, turnover tax, environmental tax, car tax, energy tax, customs and other import or export duties, excise duties, transfer taxes or duties, property taxes, capital taxes, or duties, social security or other similar contributions, whenever and wherever imposed, administered, collected or assessed, together with all related interest, fines, penalties, additions to tax, costs, charges and surcharges imposed by any Governmental Authority with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case, provided or required to be provided to a Taxing Authority.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority or other authority competent to impose such Tax or responsible for the administration and/or collection of such Tax or enforcement of any law in relation to Tax.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by SPAC, NewCo, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the Merger and the Share Transfer, and the other transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Trust Cash” shall equal, as of the Closing, the amount of funds contained in the Trust Account (net of SPAC Shareholder Redemption Amount and SPAC Transaction Expenses).

“Virtual Data Room” means the virtual data room established by the Company and hosted by Intralinks, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the transactions contemplated hereby.

SECTION 1.02    Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 4.09
Agreement	Preamble
Alternative Transaction	§ 8.05
Antitrust Laws	§ 8.12(a)
Assumed Warrant	§ 3.01(a)(iii)(E)
Audited Financial Statements	§ 8.16
Blue Sky Laws	§ 4.05(b)
CARES Act	§ 4.14(a)
Certificate of Merger	§ 2.02(a)
Change in Recommendation	§ 8.02
Claims	§ 7.04
Closing	§ 2.02(b)
Closing Date	§ 2.02(b)
Commitment Agreement	Recitals
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article IV
Company Interested Party Transaction	§ 4.19
Company Permits	§ 4.06
Confidentiality Agreement	§ 8.04(b)
Continuing Employees	§ 8.06(a)
Contracting Parties	§ 11.11
D&O Insurance	§ 8.07(b)
Data Security Requirements	§ 4.13(j)
Effective Time	§ 2.02(a)
ERISA Affiliate	§ 4.10(c)
Exchange Act	§ 4.05(b)
Exchange Agent	§ 3.02(a)

Defined Term	Location of Definition
Exchange Fund	§ 3.02(a)
Exit Notice	Recitals
Exit Notice Failure	§ 8.04(a)
Financial Statements	§ 4.07(a)
Fortive Waiver	§ 8.14(c)
Governmental Authority	§ 4.05(b)
Incentive Payments	§ 8.06(c)
Insurance Policies	§ 4.17(a)
Intended Tax Treatment	Recitals
Intervening Event	§ 8.02
Lease	§ 4.12(b)
Lease Documents	§ 4.12(b)
Lock-Up Agreements	Recitals
Material Contracts	§ 4.16(a)
Maximum Annual Premium	§ 8.07(b)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Stockholder Approval	§ 6.06(b)
NewCo	Preamble
NewCo Board	Recitals
Non-U.S. Benefit Plan	§ 4.10(a)
Nonparty Affiliates	§ 11.11
Outside Date	§ 10.01(b)
Parties	Preamble
Per Share Merger Consideration	§ 3.01(a)(iii)(B)
Plans	§ 4.10(a)
Redemption Shares	§ 3.01(b)
Registration Rights Agreement	Recitals
Registration Statement / Proxy Statement	§ 8.01(a)
Remedies Exceptions	§ 4.04
Representatives	§ 8.04(a)
Reviewed Financial Statements	§ 8.16
SEC	§ 5.07(a)
Securities Act	§ 4.05(b)
Share Transfer	Recitals
Share Transfer Agreement	Recitals
SPAC	Preamble
SPAC Board	Recitals
SPAC Board Recommendation	§ 8.02
SPAC Certificate of Incorporation	Recitals
SPAC Founders Shares	Recitals
SPAC Merger Approval	§ 5.10(b)
SPAC Preferred Stock	§ 5.03(a)
SPAC SEC Reports	§ 5.07(a)
SPAC Stockholders’ Meeting	§ 8.02
SPAC Tail Policy	§ 8.07(c)
Sponsor Letter	Recitals
Surviving Corporation	§ 2.01
Terminating Company Breach	§ 10.01(g)
Terminating SPAC Breach	§ 10.01(h)
Transaction Proposals	§ 8.02

Defined Term	Location of Definition
Trust Account	§ 5.12
Trust Agreement	§ 5.12
Trust Fund	§ 5.12
Trustee	§ 5.12
Updated Financial Statements	§ 8.16

SECTION 1.03    Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law. All references to “$” or dollars refer to United States dollars.

(b)    The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

ARTICLE II

AGREEMENT AND PLAN OF MERGER

SECTION 2.01    The Merger. Upon the terms and subject to the conditions set forth in Article IX, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into SPAC. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and SPAC shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.02    Effective Time; Closing.

(a)    As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger), which shall be simultaneous with the transfer of the Company Shares to NewCo in accordance with the terms of the Share Transfer Agreement, being the “Effective Time”).

(b)    Immediately prior to such filing of a Certificate of Merger in accordance with Section 2.02(a), a closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or, if permissible, waiver, as the case may be, of the conditions set forth in Article IX. The date on which the Closing shall occur is referred to herein as the “Closing Date”.

SECTION 2.03    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of SPAC and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.04    Organizational Documents; Directors and Officers.

(a)    At the Effective Time, the SPAC Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety in the form attached hereto as Exhibit D, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 8.07).

(b)    At the Effective Time, the bylaws of SPAC, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety in the form attached hereto as Exhibit E, and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to Section 8.07).

(c)    At the Closing, NewCo shall amend and restate, effective as of the Effective Time, the constitution of NewCo to be as set forth on Exhibit F.

(d)    The Parties shall cause (i) the NewCo Board immediately following the Effective Time to be comprised of two (2) individuals designated by SPAC (provided such individuals are reasonably acceptable to the Company Board) and five (5) individuals designated by the Company, and (ii) the officers of NewCo immediately following the Effective Time to be comprised of the officers of the Company immediately prior to the Effective Time, in each case except as otherwise agreed in writing by the Parties prior to the Closing, each to hold office in accordance with the constitution of NewCo.

ARTICLE III

ISSUE AND CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 3.01    Issue and Conversion of Securities.

(a)    At the Effective Time, the following events will take place simultaneously:

(i)    NewCo Ordinary Shares will be issued in accordance with the terms of the Share Transfer Agreement;

(ii)    each SPAC Founders Share shall be cancelled and converted into one validly issued, fully paid and nonassessable share of SPAC Class A Common Stock in accordance with the SPAC Certificate of Incorporation; and

(iii)    by virtue of the Merger and without any action on the part of SPAC, NewCo, Merger Sub or the holders of any of the following securities:

(A)    all shares of SPAC Common Stock held in the treasury of SPAC shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(B)    each share of SPAC Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than Redemption Shares, but including the shares of SPAC Class A Common Stock issued upon conversion of the SPAC Founders Shares in accordance with Section 3.01(a)(ii) above) shall be cancelled and converted into and exchanged for one validly issued, fully paid and nonassessable NewCo Ordinary Share (the “Per Share Merger Consideration”);

(C)

(D)    each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(E)    NewCo shall assume the SPAC Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of this Section 3.01(a)(iii)(E), and each SPAC Warrant then outstanding and unexercised shall automatically without any action on the part of its holder, be converted into a warrant to acquire a number of NewCo Ordinary Shares (each resulting warrant, an “Assumed Warrant”). Each Assumed Warrant shall be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding SPAC Warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (A) each Assumed Warrant shall be exercisable solely for NewCo Ordinary Shares; (B) the number of NewCo Ordinary Shares subject to each Assumed Warrant shall be equal to the number of shares of SPAC Class A Common Stock subject to the applicable SPAC Warrant; and (C) the per share exercise price for the NewCo Ordinary Shares issuable upon exercise of such Assumed Warrant shall be equal to the per share exercise price for the shares of SPAC Class A Common Stock subject to the applicable SPAC Warrant, as in effect immediately prior to the Effective Time. NewCo shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of NewCo Ordinary Shares for delivery upon the exercise of such Assumed Warrants.

(b)    Each share of SPAC Class A Common Stock issued and outstanding immediately prior to the Effective Time with respect to which a SPAC stockholder has validly exercised its Redemption Rights, and that shall be redeemed at the Effective Time (the “Redemption Shares”), shall not be entitled to receive the Per Share Merger Consideration and shall be converted into the right to receive from SPAC, in cash, an amount per share calculated in accordance with such stockholder’s Redemption Rights. At or as promptly as practical after the Effective Time, SPAC shall make such cash payments in respect of each such Redemption Share. As of the Effective Time, all such Redemption Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Redemption Share (or related certificate or book-entry share) shall cease to have any rights with respect thereto, except the right to receive the cash payments from SPAC referred to in the immediately preceding sentence.

(c)     In the event that the SPAC Class A Common Stock and SPAC Warrants comprising a single SPAC Unit have not been detached so as to permit separate transferability or trading thereof prior to the Effective Time, then effective immediately prior to the conversions contemplated by Section 3.01(a), any and all SPAC Units shall be automatically detached and broken out into their constituent parts, such that a holder of one SPAC Unit shall thereupon hold one share of SPAC Class A Common Stock and one-third of one SPAC Warrant, and such underlying constituent securities shall be converted in accordance with Section 3.01(a)(iii), respectively; provided, however, that if upon such detachment, a holder of SPAC Warrants would be deemed to hold a fractional SPAC Warrant, then prior to such conversion the number of SPAC Warrants deemed to be held by such holder shall be rounded down to the nearest whole number.

SECTION 3.02    Exchange.

(a)    Exchange Agent. On the Closing Date, NewCo shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by NewCo and is reasonably satisfactory to SPAC (the “Exchange Agent”), for the benefit of the holders of the SPAC Class A Common Stock (including the shares of SPAC Class A Common Stock issued upon conversion of the SPAC Founders Shares in accordance with Section 3.01(a)(ii) above), for exchange in accordance with this Article III, the number of NewCo Ordinary Shares issuable pursuant to this Agreement (such NewCo Ordinary Shares together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). NewCo shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b)    Exchange Procedures. Within two (2) Business Days after the Closing Date (but in no event prior to the Effective Time), NewCo shall cause the Exchange Agent to deliver to each holder of the SPAC Class A Common Stock, as of immediately prior to the Effective Time (including the shares of SPAC Class A Common Stock issued upon conversion of the SPAC Founders Shares in accordance with Section 3.01(a)(ii) above), the Per Share Merger Consideration in accordance with the provisions of Section 3.01.

(c)    No Further Rights in SPAC Class A Common Stock. The Per Share Merger Consideration payable upon conversion of the SPAC Class A Common Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such SPAC Class A Common Stock.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of SPAC Class A Common Stock for one (1) year after the Effective Time shall be delivered to NewCo, upon demand, and any holders of SPAC Class A Common Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to NewCo for the Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of SPAC Class A Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of NewCo free and clear of any claims or interest of any person previously entitled thereto.

(e)    No Liability. None of the Exchange Agent, Merger Sub, NewCo or the Surviving Corporation shall be liable to any holder of SPAC Class A Common Stock for any SPAC Class A Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(f)    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of SPAC, NewCo, the Surviving Corporation, Merger Sub, and the Exchange Agent shall be entitled to deduct and withhold from the consideration (including shares, warrants, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code, applicable Australian Law, or other provision of U.S. state, local or non-U.S. Tax Law; provided that, except with respect to withholding or deducting on any amounts treated as compensation for services, if the applicable withholding agent determines that any payment, issuance or transfer hereunder is subject to deduction and/or withholding, then such withholding agent shall (i) use reasonable best efforts to provide notice to the applicable recipient as soon as reasonably practicable after such determination and (ii) reasonably cooperate with the applicable recipient to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (A) shall be timely remitted to the applicable Governmental Authority and (B) shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the person in respect of which such deduction and withholding was made. To the extent any Party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable pursuant to this Agreement, such Party shall notify the other Parties as soon as reasonably practicable, and the Parties shall reasonably cooperate to obtain any certificates or other documentation required in respect of such withholding obligation.

(g)    Fractional Shares. No certificates or scrip or shares representing fractional NewCo Ordinary Shares shall be issued upon the exchange of SPAC Class A Common Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of NewCo. In lieu of any fractional NewCo Ordinary Share to which any holder of SPAC Class A Common Stock would otherwise be entitled, the Exchange Agent shall round up or down to the nearest whole NewCo Ordinary Share, as applicable, with a fraction of 0.5 rounded up. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

SECTION 3.03    SPAC Stock Transfer Books. At the Effective Time, the stock transfer books of SPAC shall be closed and there shall be no further registration of transfers of SPAC Common Stock thereafter on the records of SPAC.

SECTION 3.04    No Appraisal and Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to each of SPAC, NewCo and Merger Sub as follows:

SECTION 4.01    Organization and Qualification; Subsidiaries.

(a)    The Company is a company duly incorporated or organized, validly existing and in good standing under the laws of Australia and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate expected to have a Company Material Adverse Effect.

(b)    Each Company Subsidiary is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate expected to have a Company Material Adverse Effect.

SECTION 4.02    Organizational Documents.

(a)    The Company has prior to the date of this Agreement made available to SPAC in a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents (being articles of association in the case of the Company), each as amended to date, of the Company. Such certificates of incorporation, bylaws, articles of association or equivalent organizational documents are in full force and effect. The Company is not in material violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents. The Company has conducted its business in compliance with its organizational documents, except for such failures, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)    The Company has prior to the date of this Agreement made available to SPAC a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents (being articles of association in the case of the Company), each as amended to date, of each Company Subsidiary. Such certificates of incorporation, bylaws, articles of association or equivalent organizational documents are in full force and effect. No Company Subsidiary is in material violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents. Each Company Subsidiary has conducted its business in compliance with its organizational documents, except for such failures, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 4.03    Capitalization.

(a)    A true and complete list of all the Equity Interests (including Company Shares) issued or outstanding in the Company is set forth in Section 4.03(a) of the Company Disclosure Schedule. All such Equity Interests or Company Shares, as applicable, have been issued and granted or allotted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable Contracts to which the Company is a Party and the organizational documents of the Company. The Company Shares are held and beneficially, or in respect of Company Shares held by a shareholder in its capacity of a trustee, legally owned as set out in Section 4.03(a) of the Company Disclosure Schedule.

(b)    A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding Equity Interests of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.03(b) of the Company Disclosure Schedule, and there are no Equity Interests issued or outstanding in any Company Subsidiary except as set forth thereon. None of the Company and the Company Subsidiaries directly or indirectly owns, and has never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, trust, partnership, incorporated or unincorporated joint venture or business association, unincorporated associated, consortium or other entity or fund. All of the outstanding equity interests of the Company Subsidiaries (i) are duly authorized, validly issued, fully paid and nonassessable and (ii) have been issued and granted in compliance in all material respects with applicable securities Laws and other applicable Law and all preemptive rights and other requirements set forth in applicable Contracts to which any Company Subsidiary is a party and the organizational documents of the Company Subsidiaries. Each outstanding Equity Interest of each Company Subsidiary is owned 100% by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting or transfer rights other than transfer restrictions under applicable securities laws and their respective organizational documents. No Company Group Member is a trustee of any trust.

(c)    Except as set forth in Section 4.03(c) of the Company Disclosure Schedule, (i) there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of Equity Interests of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for Equity Interests in, the Company or any Company Subsidiary, and (ii) neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Equity Interests in the Company or any Company Subsidiary. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Shares or any other equity interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting or transfer of the Company Shares or any of the equity interests or other securities of the Company. The Company does not own any equity interests in any Person.

(d)    There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person other than a Company Subsidiary. No Company Group Member has (i) redeemed or repaid any share capital (or other equity or interest in any trust of which it is the trustee) contrary to its organizational documents or the terms of issue of any shares or other equity or interest, (ii) issued any shares, securities, or loan capital convertible into shares or units to any person other than a Company Group Member, or bought back any shares or reduced its share capital or passed any resolution for the reduction of its share capital, or (iii) agreed or offered, whether or not subject to any condition, to do any of the matters referred to in the foregoing clauses (i) and (ii).

SECTION 4.04    Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC, NewCo and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”).

SECTION 4.05    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by the Company does not, and subject to receipt of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 4.05(b), the performance of the Transactions by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any asset or property of the Company or any Company Subsidiary is bound or affected, except, with respect to clauses (a)(ii) and (a)(iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.

(b)    The execution and delivery of this Agreement by the Company does not, and the performance of the Transactions by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any U.S. or non-U.S.: (i) nation, state, commonwealth, province, territory, region, county, city, municipality, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental, quasi-governmental, public or statutory authority of any nature (including any governmental division, department, agency, regulatory or administrative authority, commission, instrumentality, official, organization, unit, body, or Entity and any court, judicial or arbitral body, or other tribunal) (a “Governmental Authority”), except (A) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, and the pre-merger notification requirements of the HSR Act and the filing and approval requirements under the FATA, and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is a “TID U.S. Business” as that term is defined in 31 CFR § 800.248.

SECTION 4.06    Permits; Compliance. Except as set forth in Section 4.06 of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is, or has been since January 1, 2019, in conflict with, or in default, breach or violation of (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.07    Financial Statements.

(a)    The Company has made available to SPAC true and complete copies of the International Financial Reporting Standards audited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2019 and June 30, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended, each audited in accordance with the Australian Auditing Standards (collectively, the “Financial Statements”), and each of which are set forth as Section 4.07(a) of the Company Disclosure Schedule. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with Local GAAP, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein. Each of the Financial Statements were prepared: (x) in accordance with the Accounting Standards, (y) in accordance with the requirements of the Corporations Act (to the extent applicable) and all other applicable Law, and (z) in a manner described in the notes thereto.

(b)    Except as and to the extent reflected or reserved for in the Financial Statements, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with Local GAAP, except for: (i) liabilities that were incurred in the Ordinary Course since June 30, 2020 (and in any event do not relate to breach of Contract, tort or noncompliance with Law), (ii) obligations for future performance under any Contract to which the Company or any Company Subsidiary is a party (and in any event do not relate to breach of Contract, tort or noncompliance with Law), (iii) that will be paid off or discharged prior to or at the Closing, (iv) arising under this Agreement and/or the performance by the Company of its obligations hereunder, or (v) such other liabilities and obligations which are not, individually or in the aggregate, expected to have a Company Material Adverse Effect.

(c)    Since January 1, 2019, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary in its capacity as such, has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board of Directors of the Company or any committee thereof.

SECTION 4.08    Absence of Certain Changes or Events. Since June 30, 2020 and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement and the Share Transfer Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course, (b) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including Company-Owned IP) other than in the Ordinary Course, (c) there has not been a Company Material Adverse Effect, and (d) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 7.01(b)(iv), (vi), (vii), (viii), (ix), (x), (xv), (xvi) and, only with respect to the covenants in each of the foregoing subsections of Section 7.01(b), Section 7.01(b)(xviii).

SECTION 4.09    Absence of Litigation. There is no material litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any material order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10    Employee Benefit Plans.

(a)    Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director and/or consultant of the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has or could reasonably be expected to incur any liability (contingent or otherwise) (collectively, whether or not material, the “Plans”). The Company has separately identified in Section 4.10(a) of the Company Disclosure Schedules each Plan that is maintained, sponsored, contributed to, or required to be contributed to by the Company or a Company Subsidiary primarily for the benefit of employees outside of the United States (a “Non-U.S. Benefit Plan”).

(b)    With respect to each material Plan, the Company has made available to SPAC, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the most recent annual report and accompanying schedules filed with the relevant Governmental Authority, (iv) copies of the most recently received determination, opinion or advisory letter from the relevant Governmental Authority regarding the tax qualified status of each such Plan (or, if not yet received, a draft of the application provided to the relevant Governmental Authority for such Plan), and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. Neither the Company nor any Company Subsidiary has any express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c)    None of the Plans is or was within the past six (6) years, nor does the Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation under, (i) a multiemployer plan (including within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (including within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d)    Neither the Company nor any Company Subsidiary is or will be obligated, whether under any Plan or otherwise, to pay any bonus, separation, severance, termination or similar benefits to any Person directly as a result of the Transactions, nor will any Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due from the Company or any Company Subsidiary to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company or any Company Subsidiary being classified as an “excess parachute payment” under Section 280G of the Code.

(e)    None of the Plans provides, nor does the Company or any Company Subsidiary have or reasonably expect to have any obligation to provide, retiree medical to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any analogous state or national law.

(f)    Each Plan is and has been within the past six (6) years in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws. The Company and the each Company Subsidiary has performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. Except for any such Actions that would not have or would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the Ordinary Course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g)    All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not result in material liability to the Company and the Company Subsidiaries. All Non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are so funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

SECTION 4.11    Labor and Employment Matters.

(a)    The Company has made available to SPAC a true, correct and complete list of all employees of the Company and each Company Subsidiary as of May 20, 2021, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (1) employing entity; (2) title or position (including whether full or part time) and location of employment; (3) hire date; and (4) current annualized base salary or (if paid on an hourly basis) hourly rate of pay.

(b)    Section 4.11(b) of the Company Disclosure Schedule contains a correct and complete list of all individuals who provide material services to the Company or any Company Subsidiary in the capacity of an independent contractor as of May 20, 2021, and for each individual: (1) a description of the services provided and the location where such services are provided; (2) the compensation applicable to such services; and (3) details of any Contract applicable to such services.

(c)    As of the date of this Agreement and during all times during the three (3)-year period immediately prior to this Agreement, all compensation, including wages, commissions and bonuses, due and payable to all employees of, and individuals who have provided services as consultants or independent contractors to, the Company and any Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements) in all material respects.

(d)    As of the date of this Agreement and during all times during the three (3)-year period immediately prior to this Agreement, no employee of the Company or any Company Subsidiary is or was represented by a labor union, works council, trade union, industrial organization, or similar representative of employees with respect to employment with the Company or a Company Subsidiary, and neither the Company nor any Company Subsidiary is or was a party to, subject to, or bound by a collective bargaining agreement, collective agreement, workplace agreement or any other Contract with a labor union, works council, trade union, industrial organization, or similar representative of employees. As of the date of this Agreement, and during the three (3)-year period immediately prior to this Agreement, there are or were no strikes, lockouts or work stoppages existing or, to the Company’s knowledge, threatened, against the Company or any Company Subsidiaries with respect to any employees of the Company or any Company Subsidiaries or any other individuals who have provided services with respect to the Company or any Company Subsidiaries. As of the date of this Agreement and during the three (3)-year period immediately prior to this Agreement, to the Company’s knowledge, there have been no union certification or representation petitions pending with a Governmental Authority or demands for recognition as the bargaining unit representative with respect to the Company or any Company Subsidiaries and any of their employees and, to the Company’s knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Company or any Company Subsidiaries and any of their respective employees. No Company Group Member has been involved in any industrial dispute with any union or any present or past employee of any Company Group Member at any time within the three-year period immediately prior to this Agreement, except as did not result in or would not result in, individually or in the aggregate, a Company Material Adverse Effect.

(e)    As of the date of this Agreement, there are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former employees or any other individuals who have provided services to the Company or any Company Subsidiary.

(f)    The Company and the Company Subsidiaries are and have been since January 1, 2019 in compliance with all applicable Laws relating to labor and employment, including (i) all such Laws relating to wages and hours, anti-discrimination, anti-harassment, anti-retaliation, employee leave, immigration, recordkeeping, occupational health and safety, tax withholding, and classification of employees and contractors and (ii) all applicable industrial Laws, industrial awards, statutes, company policies, codes of conduct and applicable agreements for all employees engaged in the business of the Company Group, and neither the Company nor any Company Subsidiary is liable for any arrears of wages, penalties or other sums for failure to comply with any of the foregoing, except as did not result in or would not result in, individually or in the aggregate, a Company Material Adverse Effect.

(g)    Each Company Group Member has kept adequate and suitable records regarding each Current Employee and such records meet the record keeping requirements set out in the Australian Fair Work Act 2009 (Cth).

(h)    No modern awards or enterprise agreements apply to any Current Employee.

(i)    No order has been made for the reinstatement of any person formerly employed by a Company Group Member.

(j)    Each Current Employee is employed by a Company Group Member subject to a written Contract of employment which comprises the terms and conditions set out in:

(i)    the employment Contract in respect of that Current Employee made available to SPAC; or

(ii)    an applicable template employment Contract made available to SPAC without any material variations, and no Current Employee receives or is entitled to any payment, bonus or benefit that is not documented in such written Contract.

(k)    No individual classified as an independent contractor by a Company Group Member is an employee of a Company Group Member. No Company Group Member contributes to any defined benefit fund for a Non-U.S. Benefit Plan in respect of the Current Employees and no Company Group Member is liable to contribute in respect of any such defined benefit fund.

(l)    No Company Group Member is liable to pay any allowance, annuity, benefit, lump sum, pension, premium or other payment in respect of the death, disability, retirement, resignation, dismissal or cessation of employment of any past or present employees of any Company Group Member or other person other than pursuant to any Plan set out in Section 4.10(a) of the Company Disclosure Schedules.

(m)    The prescribed minimum level of superannuation support for each Current Employee and each independent contractor of any Company Group Member (if applicable) has been provided by each Company Group Member so as not to incur a material superannuation guarantee charge liability.

(n)    There are no material overdue superannuation-related contributions due on the part of any Company Group Member or any Current Employee or independent contractor of the Company Group Member (if applicable) that are outstanding and unpaid.

SECTION 4.12    Real Property; Title to Assets.

(a)    The Company does not own any real property.

(b)    Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, a “Lease”), with the name of the lessor and the date of each Lease in connection therewith, and each amendment, modification, supplement, extension, renewal and guaranty thereof or thereto (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SPAC. (i) There are no leases, subleases, sublicenses, concessions or other Contracts granting to any Person other than the Company or Company Subsidiaries the right to use or occupy all or any portion of the Leased Real Property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except other than those that would not reasonably be expected have a Company Material Adverse Effect. If required by Law to be registered, each applicable Lease has been registered. The applicable Company Group Member has not received: (1) any notice of termination, rescission, avoidance or repudiation of the Lease and, to the knowledge of the Company, no event has occurred which may be grounds for termination, rescission, avoidance or repudiation of the Lease; (2) any notice requiring material work to be done or expenditure to be made on or in respect of any of the properties subject to a Lease; and (3) any notice from a Governmental Authority related to any of the properties subject to a Lease that will, or would be reasonably likely to, materially affect any Company Group Member’s use and enjoyment of the relevant property or give rise to any material liability for any Company Group Member. There are no current material disputes in connection with or arising out of the Lease involving a Company Group Member and, to the knowledge of the Company, no such disputes are pending or threatened.

(c)    There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used other than those that would not reasonably be expected to have a Company Material Adverse Effect. The Leased Real Property, and the improvements thereon, are in compliance with all applicable laws, in good repair and in good condition (ordinary wear and tear excepted), and there are no patent or latent defects or adverse physical conditions except other than those that would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2019, there has not been any material interruption in the delivery of adequate service of any utilities required in the operation of the business of the Company or any Company Subsidiary currently conducted on the Leased Real Property and neither the Company nor any Company Subsidiary has experienced any material disruptions to its operations arising out of any recurring loss of electrical power, flooding, limitations to access to public sewer and water or restrictions on septic service at the Leased Real Property.

(d)    Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have a Company Material Adverse Effect. The Leased Real Property constitutes all of the real property interests owned, used or held for use in the conduct of the business of the Company and the Company Subsidiaries.

SECTION 4.13    Intellectual Property.

(a)    Section 4.13(a) of the Company Disclosure Schedule sets forth a correct list of all: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance and registration or application number), (ii) written Contracts currently in affect granting a license to use any Company-Licensed IP, including the Software of any other Person (other than generally commercially available Software with aggregate annual license and maintenance fees of less than $75,000); and (iii) Software constituting Company-Owned IP that is either (A) incorporated into the current Products or (B) otherwise material to the business of the Company or any Company Subsidiary as currently conducted. To the knowledge of the Company, the Company IP constitutes all Intellectual Property required for the conduct of the business of the Company and the Company Subsidiaries as such business substantially as conducted as of the date of this Agreement.

(b)    The Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP. All Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. The Company is unaware of any facts or circumstances which would be reasonably likely to result in the loss or expiration of material Company-Owned IP except for ordinary expirations of Registered Intellectual Property rights and other Intellectual Property rights expiring in the ordinary course.

(c)    The Company and each of its applicable Company Subsidiaries have taken and take commercially reasonable actions to, maintain, protect and enforce Intellectual Property rights, including the secrecy of its trade secrets and other Confidential Information. Neither the Company nor any Company Subsidiaries has disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other Person other than pursuant to a written confidentiality agreement under which such other Person agrees to maintain the confidentiality and protect such Confidential Information, except as would not have a Company Material Adverse Effect.

(d)    (i) As of the date of this Agreement, there have been no claims filed and served, or threatened in writing, against the Company or any Company Subsidiary, by any Person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP, or (B), except as set forth in Section 4.13(d) of the Company Disclosure Schedules, alleging any infringement or misappropriation of, or other violation of, any Intellectual Property of other Persons (including any unsolicited demands or offers to license any Intellectual Property from any other Person); (ii) to the knowledge of the Company the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property of other Persons; (iii) to the Company’s knowledge, no other Person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing, except, in each case, for notice of any such claims, infringements, misappropriations, violations and notices, which are not, individually or in the aggregate, expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(e)    All Persons who have contributed, developed or conceived any material Company-Owned IP have executed valid and enforceable written Contracts with the Company or one of the Company Subsidiaries, and with respect to employees, such Contracts are substantially in the form made available to SPAC, pursuant to which such Persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such Person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property.

(f)    Neither the Company nor any of the Company Subsidiaries or, to the Company’s knowledge, any other Person is in material breach or in material default of any Contract specified in Section 4.13(a) of the Company Disclosure Schedule.

(g)    The Company and Company Subsidiaries do not use and have not used any Open Source Software or any modification or derivative thereof in a manner that would grant or purport to grant to any other Person any rights to or immunities under any of the Company-Owned IP.

(h)    To the Company’s knowledge, there are no defects or technical concerns or problems, in each case that are current, unresolved and material, in any of the Products which are not of the type that are capable of being remediated in the Ordinary Course.

(i)    The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities. All of such plans and procedures have been proven reasonably effective upon testing in all material respects, since January 1, 2019. To the Company’s knowledge, since January 1, 2019, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(j)    The Company and each of the Company Subsidiaries currently and previously have complied in all material respects with (A) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (B) any applicable privacy or other policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information or other Business Data, including any policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, (C) industry standards to which the Company or any Company Subsidiary is bound or purports to adhere, (D) PCI DSS and (E) all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy and/or data security (collectively, the “Data Security Requirements”). The Company and the Company Subsidiaries have each implemented commercially reasonable data security safeguards designed to protect the security and integrity of the Business Systems and any Business Data stored thereon, including where applicable, implementing procedures preventing unauthorized access and the introduction of Disabling Devices, and the taking and storing on-site and off-site of back-up copies of data considered by the Company to be critical. The Company’s and the Company Subsidiaries’

employees and contractors receive reasonable training on information security issues. There is no Disabling Device in any of the Product components. Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has (x) to the Company’s knowledge, experienced any material unauthorized access or use of any of the Business Systems constituting Company-Owned IP, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any material Business Data stored on the Business Systems; or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements, and, to the Company’s knowledge, there is no reasonable basis for the same.

(k)    The Company and/or one of the Company Subsidiaries (i) owns or possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell and create derivative works of the Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries use, exploit, publish, reproduce, distribute, license, sell and create derivative works of such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies, or other legal obligations, that would prohibit Merger Sub from receiving or using Personal Information or other Business Data held by the Company and/or one of the Company Subsidiaries after the Closing Date, in the manner in which the Company and the Company Subsidiaries received and used such Personal Information and such Business Data prior to the Closing Date or result in liabilities in connection with Data Security Requirements.

SECTION 4.14    Taxes.

(a)    All material Tax Returns of the Company and each of the Company Subsidiaries have been duly and timely filed (taking into account any extension of time to file), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by the Company and each of the Company Subsidiaries, or for which the Company and the Company Subsidiaries are otherwise liable, have been timely paid in full to the appropriate Taxing Authority. The Company and the Company Subsidiaries have withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid by them in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other third party. Neither the Company nor any Company Subsidiary has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, H.R. 748 (Mar. 27, 2020) (the “CARES Act”) or received or claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act, Pub. L. 116-127, H.R. 6201 (Mar. 14, 2020) or Section 2301 of the CARES Act.

(b)    The Company and the Company Subsidiaries have provided adequate reserves in accordance with GAAP or applicable Local GAAP, as applicable, in the Financial Statements for any material Taxes of the Company or any Company Subsidiary that as of the date of the Financial Statements have not been paid.

(c)    No material audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been announced or threatened in writing by any Taxing Authority with respect to the Company or any Company Subsidiary. There is no outstanding claim, assessment or deficiency made in writing against the Company or any of the Company Subsidiaries for any material Taxes, and no such claim, assessment or deficiency has been asserted in writing or, to the knowledge of the Company, threatened, in each case, that has not been resolved.

(d)    Within the past six (6) years, neither the Company nor any Company Subsidiary has received written notice of any claim from a Taxing Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns stating that such person is or may be subject to Tax in such jurisdiction, that has not since been resolved.

(e)    Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Tax, in each case, which waiver or extension is currently in effect.

(f)    There are no Liens or encumbrances for material Taxes upon any of the assets of the Company or any Company Subsidiary except for Permitted Liens.

(g)    Neither the Company nor any Company Subsidiary is a party to, or bound by, any Tax indemnity (other than as a beneficiary thereto), Tax sharing or Tax allocation agreement or similar Contract (other than any such Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(h)    Neither the Company nor any Company Subsidiary has been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes (other than a group the common parent of which is or was the Company or any Company Subsidiary). Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any Person (other than the Company or any Company Subsidiary) as a result of being a member of a consolidated group, fiscal unity or unified group (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract or otherwise by operation of applicable Law, in each case, other than pursuant to any Contract entered into in the Ordinary Course and not primarily relating to Taxes.

(i)    Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing outside the Ordinary Course; (iv) to the knowledge of the Company, intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. Tax Law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the Ordinary Course.

(j)    Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any corresponding or similar provision of U.S. state, local or non-U.S. Law.

(k)    Neither the Company nor any Company Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of any such person been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(l)    All payments by, to or among the Company, the Company Subsidiaries and their Affiliates are arm’s length for purposes of all relevant transfer pricing requirements imposed by any Taxing Authority in all material respects.

(m)    Subject to exceptions as would not be material, neither the Company nor any Company Subsidiary is engaged in a trade or business or has a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than its country of incorporation, organization or formation.

(n)    Neither the Company nor any Company Subsidiary is a party to any material ruling or similar agreement or arrangement with a Taxing Authority, and neither the Company nor any Company Subsidiary has any request for a material ruling in respect of Taxes pending between it and any Taxing Authority, in each case, that would be binding on the Company or any Company Subsidiary after the Closing.

(o)    Neither the Company nor any Company Subsidiary has any outstanding liability for Taxes pursuant to Section 965 of the Code (including as a result of an election pursuant to Section 965(h) of the Code).

(p)    The U.S. federal income tax classification of the Company and each Company Subsidiary is set forth on Section 4.14(p) of the Company Disclosure Schedule.

SECTION 4.15    Environmental Matters. (a) Neither the Company nor any of the Company Subsidiaries has violated since January 1, 2019 nor is it in violation of, applicable Environmental Law; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws; (c) to the Company’s knowledge, none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) each of the Company and each Company Subsidiary is and, since January 1, 2019 has been in compliance with all material permits, licenses and other authorizations required under applicable Environmental Law; and (e) neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action alleging any violation or, or liability under, Environmental Laws, except, in each case of clause (a) through (e), as would not have a Company Material Adverse Effect. The Company has provided all material environmental assessments, reports, studies or other evaluations in its possession or reasonable control relating to any of the Company’s products or to any properties currently or formerly owned, leased or operate by the Company or any Company Subsidiary.

SECTION 4.16    Material Contracts.

(a)    Section 4.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of Contracts to which the Company or any Company Subsidiary is a party or bound (such Contracts as are required to be set forth on Section 4.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)    each currently effective Contract with consideration paid or payable to or by the Company or any of the Company Subsidiaries of more than $1,000,000, in the aggregate, over any twelve (12)-month period;

(ii)    each Contract with the Company’s top 25 customers and Suppliers based on the aggregate amounts paid by or to the Company and the Company Subsidiaries in the twelve (12)-month period ending on the date hereof;

(iii)    each Contract to which the Company or any Company Subsidiary is a party (other than this Agreement and the Share Transfer Agreement) that is of a type that would be required to be included as an exhibit to a registration statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act if such a registration statement was filed by the Company on the date of this Agreement;

(iv)    each Contract (A) with any of the Affiliates of the Company (other than a Company Group Member) or (B) pursuant to which the Company or any Company Subsidiary receives any “preferred pricing” or similar benefit that is utilized by the Company or any Company Subsidiary in the Ordinary Course;

(v)    all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts (excluding reseller agreements in the Ordinary Course) to which the Company or any Company Subsidiary is a party that provide for payments by the Company or any Company Subsidiary or to the Company or any Company Subsidiary in excess of $1,000,000, in the aggregate, over any twelve (12)-month period;

(vi)    all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(vii)    all Contracts evidencing Indebtedness, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any Person a security interest in or Lien on any of the material property or assets of the Company or any Company Subsidiary, and all Contracts guarantying the debts or other obligations of any Person;

(viii)    all partnership, joint venture or similar agreements;

(ix)    all Contracts with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits, or under which the Company or any Company Subsidiary is directly or indirectly, to the knowledge of the Company, providing goods, services, software, or other items to or for use by a Governmental Authority;

(x)    all Contracts that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any Person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and Contracts that contain customary confidentiality clauses;

(xi)    all Contracts that result in any person or entity holding an irrevocable power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business;

(xii)    all leases or master leases of personal property reasonably likely to result in annual payments of $1,000,000 or more in a twelve (12)-month period;

(xiii)    all Contracts involving use of any Company-Licensed IP required to be listed in Section 4.13(a) of the Company Disclosure Schedule;

(xiv)    Contracts which involve the license or grant of rights to Company-Owned IP by the Company other than non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the Ordinary Course;

(xv)    all Contracts that relate to the direct or indirect acquisition or disposition of any securities or business (whether by merger, sale of stock, sale of assets or otherwise) and under which there are surviving obligations of the Company or any Company Subsidiary;

(xvi)    all Contracts relating to a Company Interested Party Transaction;

(xvii)    all Contracts involving any resolution or settlement of any actual or threatened Action or other dispute which require payment in excess of $1,000,000 or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief;

(xviii)    all Contracts under which the Company has agreed to purchase goods or services from a vendor, Supplier or other Person on a preferred supplier or “most favored supplier” basis;

(xix)    all Contracts with Vontier Corporation or its Affiliates (including Gilbarco Inc. and GGC International Holdings LLC);

(xx)    Contracts for the development of Company-Owned IP for the benefit of the Company (other than Contracts of employment);

(xxi)    Contract pursuant to which the Company agrees to jointly own any Intellectual Property with any third party; and

(xxii)    Contract pursuant to which the Company is obligated to develop any Intellectual Property to be owned by any third party.

(b)    (i) Each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract, except for any such conflicts, violations, breaches, defaults or other occurrences which would not be expected to result in a Company Material Adverse Effect. No party to a Material Contract has given written notice of or, to the knowledge of the Company, threatened (i) any potential exercise of termination rights with respect to any Material Contract or (ii) any non-renewal or modification of any Material Contract.

(c)    The Company has furnished or made available to SPAC true and complete copies of all Material Contracts, including amendments thereto that are material in nature.

SECTION 4.17    Insurance.

(a)    Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured (the “Insurance Policies”), a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b)    With respect to each such Insurance Policy, except as would not be expected to result in a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the Ordinary Course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

SECTION 4.18    Certain Business Practices.

(a)    Except as set forth on Section 4.18(a) of the Company Disclosure Schedule, the Company and the Company Subsidiaries, and their respective officers, directors, and employees, and, to the knowledge of the Company, any agents, distributors or other third-party representatives, including but not limited to attorneys, accountants, consultants, or advisors, to the extent they act on behalf of the Company or any Company Subsidiary, are currently, and have for the past five (5) years at all times been, in compliance in all material respects with all applicable Sanctions and Ex-Im Laws. Neither the Company nor any Company Subsidiary, nor any of their respective officers, directors, or employees, nor, to the knowledge of the Company, any agents or other third-party representatives acting on behalf of the Company or any Company Subsidiary, are currently, or have been in the last five (5) years: (i) a Sanctioned Person; (ii) organized, resident, or located in a Sanctioned Country; (iii) operating, conducting business, or participating in any transaction in or with any Sanctioned Country, to the extent such activities violate applicable Sanctions or Ex-Im Laws; or (iv) to the knowledge of the Company, engaging in dealings with any Sanctioned Person, to the extent such activities violate applicable Sanctions or Ex-Im Laws. There are not now and have not been in the last five (5) years any material proceedings, investigations, or disclosures by or before any Governmental Authority involving the Company, the Company Subsidiaries, any of their respective directors, officers, or employees, or, to the Company’s knowledge, their agents relating to Sanctions or Ex-Im Laws, nor to the Company’s or the Company Subsidiaries’ knowledge is such a proceeding, investigation, or disclosure pending or threatened.

(b)    Except as set forth on Section 4.18(b) of the Company Disclosure Schedule, neither the Company nor the Company Subsidiaries nor their respective officers, directors, employees, nor, to the knowledge of the

Company, any agents, distributors, or other third-party representatives acting on behalf of the Company or any Company Subsidiary, have in the past five (5) years: (i) violated or been convicted of violating any applicable Anti-Corruption Laws, or (ii) directly or knowingly indirectly, made, offered, paid, given, provided, promised to pay or give, or authorized the payment or giving of any money, contribution, commission, bribe, kickback, payoff, rebate, reward, gift, hospitality, entertainment, influence payment, inducement (including any facilitation payment), or any other thing of value, to any Person, including any Government Official, corruptly, or any employee or representative of a Governmental Authority, or any Person acting for or behalf of any Government Official, in order to influence decisions of such a Person, to induce such a Person to take or omit to take any action, to secure any improper business advantage, such as obtaining or retaining business or other favorable government action, or to otherwise secure any improper advantage, or for any other prohibited purpose (within the meaning of applicable Anti-Corruption Laws); or (iii) created any false record or established or maintained any fund or asset that has not been recorded in the books and records of the Company or the Company Subsidiaries in connection with such actions, in each case in such a manner that would violate applicable Anti-Corruption Laws. The Company and Company Subsidiaries have instituted and maintained policies, procedures, and controls reasonably designed to promote continued compliance therewith.

(c)    There have been no proceedings or investigations by or before any Governmental Authority involving the Company or any Company Subsidiary or their respective directors, officers or employees relating to the Anti-Corruption Laws in the past five (5) years nor are there any pending, or, to the knowledge of the Company or any Company Subsidiary, threatened.

SECTION 4.19    Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course, no director, officer or other Affiliate of the Company or any Company Subsidiary has or has had, directly or indirectly: (a) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a beneficial interest in any Material Contract; or (d) any contractual or other arrangement with the Company or any Company Subsidiary (including any “preferred pricing” or similar benefit enjoyed by the Company or any Company Subsidiary as a result of any such affiliation). The Company and the Company Subsidiaries have not, since January 1, 2019, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit (each such transaction, a “Company Interested Party Transaction”).

SECTION 4.20    Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section  12 of the Exchange Act.

SECTION 4.21    Brokers. Except as set forth on Section 4.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has provided SPAC with a true and complete copy of all Contracts including its engagement letter, between the Company and the Persons identified on Section 4.21 of the Company Disclosure Schedule, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

SECTION 4.22    Products Liability.

(a)     (i) There have been no recalls, seizures or withdrawals from any market of Products and (ii) neither the Company nor any Company Subsidiary has any material liability arising as a result of or relating to, or has received any written notice of any threatened legal claim (and, to the Company’s knowledge, there is no reasonable basis for) any action, suit, charge, proceeding, audit or investigation, or any threat of the foregoing, relating to (A) material bodily injury, death or other disability arising as a result of the ownership, possession or use of any Product or (B) false advertising or deceptive trade practices, except in each case other than those that would not have a Company Material Adverse Effect.

(b)    Except for those warranties that are (i) expressly set forth in any Material Contract; (ii) set forth in the Company’s standard form customer agreement made available to SPAC or (iii) required by applicable Law, neither the Company nor any Company Subsidiary has in the last three (3) years made any express or implied warranties covering products manufactured or sold or services rendered by the Company and the Company Subsidiaries that have not expired. All Products have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and neither the Company nor any Company Subsidiary has any existing liability (and, to the Company’s knowledge, there is no reasonable basis for any present or future action, suit, charge, proceeding, audit or investigation against it giving rise to any such liability) for replacement or repair thereof or other damages in connection therewith in excess of any warranty reserve specifically established with respect thereto and included in the Financial Statements.

SECTION 4.23    Sexual Harassment and Misconduct. Except as would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries, (a) none of the Company or the Company Subsidiaries has entered into a settlement agreement with a current or former officer, director or employee of the Company or any of the Company Subsidiaries resolving allegations of sexual harassment or misconduct by an executive officer, director or employee of the Company or any of the Company Subsidiaries, and (b) there are no, and since the formation of the Company and the Company Subsidiaries, there have not been any Actions pending or, to the knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries, in each case, involving allegations of sexual harassment or misconduct by an officer, director or employee of the Company or any of the Company Subsidiaries. To the knowledge of the Company, since January 1, 2019, the Company and the Company Subsidiaries have materially complied with all applicable Laws with respect to investigating any sexual harassment or other discrimination allegations with respect to current or former employees of which the Company’s supervisory employees or human resources representatives have had actual knowledge.

SECTION 4.24    Solvency. No Company Group Member is the subject of an Insolvency Event and, to the knowledge of the Company, there are no circumstances that justify a Company Group Member being the subject of an Insolvency Event.

SECTION 4.25    Records.

(a)    The records of each the Company Group Member:

(i)    are in the possession or under the control of the Company Group;

(ii)    have been properly maintained in all material respects in accordance with all applicable Laws in Australia or any other jurisdiction in which a Company Group Member operates;

(iii)    do not contain any material inaccuracies; and

(iv)    include all material information required or under, or to comply in all material respects with, or to support any filing made or required to be made under any applicable Law in Australia or any other jurisdiction in which a Company Group Member operates.

(b)    No Company Group Member has received notice of any application or intended application for the rectification of its register of members or any other register that it is required by Law to maintain.

(c)    Each material document or filing which is required by Law to have been delivered or made to any Governmental Authority by a Company Group Member has been duly delivered or made.

SECTION 4.26    Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, NewCo, Merger Sub, their respective Affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, NewCo, Merger Sub, their respective Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, NewCo, Merger Sub, their respective Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in the SPAC Disclosure Schedule or the SPAC SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), SPAC hereby represents and warrants to each of the Company, NewCo and Merger Sub as follows:

SECTION 5.01    Corporate Organization.

(a)    SPAC is a corporation, duly incorporated, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not be a SPAC Material Adverse Effect.

(b)    SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other Person.

SECTION 5.02    Organizational Documents. SPAC has furnished to the Company complete and correct copies of the SPAC Organizational Documents. The SPAC Organizational Documents are in full force and effect. SPAC is not in material violation of any of the provisions of the SPAC Organizational Documents.

SECTION 5.03    Capitalization.

(a)    The authorized capital stock of SPAC consists of (i) 250,000,000 shares of SPAC Class A Common Stock, (ii) 20,000,000 SPAC Founders Shares and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“SPAC Preferred Stock”). As of the date of this Agreement (i) 40,250,000 shares of SPAC Class A Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) 10,062,500 SPAC Founders Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (iii) no shares of SPAC Class A Common Stock or SPAC Founders Shares are held in the treasury of SPAC, (iv) 13,416,667 SPAC

Warrants are issued and outstanding, and (v) 13,416,667 shares of SPAC Class A Common Stock are reserved for future issuance pursuant to the SPAC Warrants. As of the date of this Agreement, there are no shares of SPAC Preferred Stock issued and outstanding. Each SPAC Warrant is exercisable for one share of SPAC Class A Common Stock at an exercise price of $11.50, subject to the terms of such SPAC Warrant and the SPAC Warrant Agreement. The SPAC Founders Shares will convert into NewCo Ordinary Shares at the Closing pursuant to the terms of this Agreement.

(b)    All outstanding shares of SPAC Class A Common Stock, SPAC Founders Shares and SPAC Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the SPAC Organizational Documents.

(c)    Except for this Agreement, the SPAC Warrants and the SPAC Founders Shares, SPAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of SPAC or obligating SPAC to issue or sell any share capital of, or other equity interests in, SPAC. All shares of SPAC Class A Common Stock and SPAC Founders Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. SPAC is not a party to, or otherwise bound by, and SPAC has not granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the letter agreement entered into by and among SPAC, Sponsor and the other parties thereto in connection with SPAC’s initial public offering, the Sponsor Agreement and any other agreement set forth in the SPAC SEC Reports, SPAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of shares of SPAC Common Stock or any of the equity interests or other securities of SPAC. Except with respect to the Redemption Rights and the SPAC Warrants, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any shares of SPAC Common Stock. There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

SECTION 5.04    Authority Relative to This Agreement. SPAC has all necessary corporate power and authority, to execute and deliver this Agreement and, subject to the receipt of SPAC Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by SPAC and the consummation by SPAC of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of SPAC are necessary to authorize this Agreement or to consummate the Transactions (other than the receipt of the SPAC Stockholder Approval). This Agreement has been duly and validly executed and delivered by SPAC and, assuming due authorization, execution and delivery by the Company, NewCo and Merger Sub constitutes a legal, valid and binding obligation of SPAC enforceable against SPAC in accordance with its terms subject to the Remedies Exceptions.

SECTION 5.05    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by SPAC does not, and the performance of this Agreement by SPAC will not, subject to receipt of the SPAC Stockholder Approval, (i) conflict with or violate the SPAC Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to SPAC or by which any of its property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of SPAC pursuant to, any note, bond, mortgage, indenture, Contract, lease, license, permit, franchise or other instrument or obligation to which SPAC is a party or by which SPAC or any asset or property is bound or affected, except, with respect to clauses (a)(ii) and (a)(iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a SPAC Material Adverse Effect.

(b)    The execution and delivery of this Agreement by SPAC does not, and the performance of the Transactions by SPAC will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and the filing and approval requirements under the FATA and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent SPAC from performing its material obligations under this Agreement.

SECTION 5.06    Compliance. SPAC is not and has not been in conflict with, or in default, breach or violation of, (a) any Law applicable to SPAC or by which any property or asset of SPAC is bound or affected, or (b) any note, bond, mortgage, indenture, Contract, lease, license, permit, franchise or other instrument or obligation to which SPAC is a party or by which SPAC or any property or asset of SPAC is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a SPAC Material Adverse Effect. SPAC is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 5.07    SEC Filings; Financial Statements; Sarbanes-Oxley.

(a)    SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since February 3, 2021, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has heretofore made available to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in the case of any SPAC SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other SPAC SEC Report. Each director and executive officer of SPAC has filed with the SEC on a timely basis all documents required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b)    Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. No financial statements other than those of SPAC are required by GAAP to be included in the consolidated financial statements of SPAC.

(c)    Except as and to the extent set forth in the SPAC SEC Reports or Section 5.07 of the SPAC Disclosure Schedule, SPAC does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for (A) liabilities incurred in the ordinary course of business subsequent to February 8, 2021; (B) liabilities for fees and expenses incurred in connection with the transactions contemplated by this Agreement.

(d)    SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market.

(e)    SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(f)    SPAC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. SPAC has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of SPAC to SPAC’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of SPAC to record, process, summarize and report financial data. SPAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since February 8, 2021, there have been no material changes in SPAC’s internal control over financial reporting.

(g)    There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)    Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(i)    As of the date hereof, there are no outstanding comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

SECTION 5.08    Absence of Certain Changes or Events. Since February 8, 2021 and prior to the date of this Agreement, except as expressly contemplated by this Agreement, SPAC has conducted its business in all material respects in the ordinary course of business.

SECTION 5.09    Absence of Litigation. There is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority.

SECTION 5.10    Board Approval; Vote Required.

(a)    The SPAC Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, SPAC and its stockholders, (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (iii) recommended the approval and adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement by the stockholders of SPAC.

(b)    The only vote of the holders of any class of capital stock of SPAC necessary to approve the Merger is the affirmative vote of the holders of a majority of the outstanding shares of SPAC Common Stock entitled to vote at the SPAC Stockholders’ Meeting (“SPAC Merger Approval”).

SECTION 5.11    Brokers. Except as set forth on Section 5.11 of the SPAC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC.

SECTION 5.12    SPAC Trust Fund. As of the date of this Agreement, SPAC has no less than $402,500,000 in the trust fund established by SPAC for the benefit of its public stockholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $14,087,500 of Deferred Underwriting Fees) maintained in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of February 3, 2021, between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate Contracts, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any Person (other than stockholders of SPAC who shall have elected to redeem their SPAC Class A Common Stock pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay any Taxes owned by SPAC as a result of assets of SPAC or interest or other income earned on the assets of the SPAC; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. To SPAC’s knowledge, as of the date of this Agreement, following the Closing, no stockholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such stockholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Transactions and notice thereof to the Trustee pursuant to the Trust Agreement, SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust

Account shall terminate; provided, however, that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (a) to stockholders of SPAC who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Transactions. SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Closing.

SECTION 5.13    Employees. Other than any officers as described in the SPAC SEC Reports, SPAC has no employees, and has not retained any contractors, other than consultants and advisors in the Ordinary Course and set forth on Section 5.13(a) of the SPAC Disclosure Schedule. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. SPAC has never and does not currently maintain, sponsor, or contribute to any Employee Benefit Plan.

SECTION 5.14    Taxes.

(a)    All material Tax Returns of SPAC have been duly and timely filed (taking into account any extension of time to file), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by SPAC, or for which SPAC is otherwise liable, have been timely paid in full to the appropriate Taxing Authority. SPAC has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other third party. SPAC has not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or received or claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act, Pub. L. 116-127, H.R. 6201 (Mar. 14, 2020) or Section 2301 of the CARES Act.

(b)    SPAC has provided adequate reserves in accordance with GAAP in the SPAC SEC Reports for any material Taxes of SPAC that as of the date of the SPAC SEC Reports have not been paid.

(c)    No material audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been announced or threatened in writing by any Taxing Authority with respect to SPAC. There is no outstanding claim, assessment or deficiency made in writing against SPAC for any material Taxes, and no such claim, assessment or deficiency has been asserted in writing or, to the knowledge of SPAC, threatened, in each case, that has not been resolved.

(d)    Within the past six (6) years, SPAC has not received written notice of any claim from a Taxing Authority in a jurisdiction in which SPAC does not file Tax Returns stating that SPAC is or may be subject to Tax in such jurisdiction, that has not since been resolved.

(e)    SPAC has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Tax, in each case, which waiver or extension is currently in effect.

(f)    There are no Liens or encumbrances for material Taxes upon any of the assets of SPAC except for Permitted Liens.

(g)    SPAC is not a party to, or bound by, any Tax indemnity (other than as a beneficiary thereto), Tax sharing or Tax allocation agreement or similar Contract (other than any such Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(h)    SPAC has not been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes. SPAC does not have any material liability for the Taxes of any Person as a result of being a member of a consolidated group, fiscal unity or unified group (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract or otherwise by operation of applicable Law, in each case, other than pursuant to any Contract entered into in the Ordinary Course and not primarily relating to Taxes.

(i)    SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing outside the Ordinary Course; (iv) to the knowledge of SPAC, intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. Tax Law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the Ordinary Course.

(j)    SPAC has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any corresponding or similar provision of U.S. state, local or non-U.S. Law.

(k)    SPAC has not distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of SPAC been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(l)    All payments by, to or among SPAC and its Affiliates are arm’s length for purposes of all relevant transfer pricing requirements imposed by any Taxing Authority in all material respects.

(m)    SPAC is not a party to any material ruling or similar agreement or arrangement with a Taxing Authority, and SPAC has no request for a material ruling in respect of Taxes pending between it and any Taxing Authority, in each case, that would be binding on the SPAC after the Closing.

(n)    SPAC is neither engaged in a trade or business nor has a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than its country of incorporation, organization or formation.

SECTION 5.15    Registration and Listing. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “DCRNU.” The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “DCRN.” The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “DCRNW.” As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by the Nasdaq Capital Market or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Common Stock, or SPAC Warrants or terminate the listing of SPAC on the Nasdaq Capital Market. Other than the transactions contemplated by this Agreement, none of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Common Stock, or the SPAC Warrants under the Exchange Act.

SECTION 5.16    SPAC’s Investigation and Reliance. SPAC is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company, any Company Subsidiary, NewCo, Merger Sub and the Transactions, which investigation, review and analysis were conducted by SPAC together with expert advisors, including legal counsel, that they have engaged for such purpose. SPAC and its Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company, the Company Subsidiaries, NewCo, Merger Sub and the Transactions. SPAC is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Company, any Company Subsidiary, NewCo, Merger Sub or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement. None of the Company, NewCo, Merger Sub nor any of their respective stockholders, Affiliates or Representatives shall have any liability to SPAC or any of its respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC or any of its Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. SPAC acknowledges that none of the Company, NewCo, Merger Sub nor any of their respective stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company, any Company Subsidiary, NewCo and/or Merger Sub.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF NEWCO AND MERGER SUB

NewCo and Merger Sub, jointly and severally hereby represent and warrant to each of the Company and SPAC as follows:

SECTION 6.01    Corporate Organization.

(a)    Merger Sub is a corporation and NewCo is an Australian public company limited by shares, in each case, duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, and has the requisite corporate or equivalent power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and approvals would not result in a material adverse effect on NewCo and Merger Sub, taken as a whole.

(b)    As of the date of this Agreement, Merger Sub is the only Subsidiary of NewCo. Except for Merger Sub, as of the date of this Agreement NewCo does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other Person.

(c)    Each of NewCo and Merger Sub has made available to SPAC complete and correct copies of the NewCo Organizational Documents. The NewCo Organizational Documents are in full force and effect. None of NewCo or Merger Sub is in material violation of any of the provisions of the NewCo Organizational Documents.

SECTION 6.02    Capitalization.

(a)    As of the date of this Agreement, Mark Johannes Thomas Schutters owns 100% of the Equity Interests in NewCo free and clear of all Liens, options, rights of first refusal and limitations on voting or transfer rights other than transfer restrictions under applicable securities laws and NewCo’s organizational documents. All such Equity Interests are validly issued, fully paid and non-assessable. All such Equity Interests have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable Contracts to which NewCo is a party and the organizational documents of NewCo.

(b)    As of the date of this Agreement, NewCo owns 100% of the Equity Interests in Merger Sub free and clear of all Liens, options, rights of first refusal and limitations on voting or transfer rights other than transfer restrictions under applicable securities laws and Merger Sub’s organizational documents. All such Equity Interests are validly issued, fully paid and non-assessable. All such Equity Interests have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable Contracts to which Merger Sub is a party and the organizational documents of Merger Sub.

(c)    The Per Share Merger Consideration being delivered by NewCo hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the organizational documents of NewCo. The Per Share Merger Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other Person’s rights therein or with respect thereto.

(d)    As of the date of this Agreement, except for this Agreement and the Share Transfer Agreement, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of NewCo or Merger Sub or obligating NewCo or Merger Sub to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, NewCo or Merger Sub. As of the date of this Agreement, except for this Agreement and the Share Transfer Agreement, neither NewCo nor Merger Sub is a party to, or otherwise bound by, and neither NewCo nor Merger Sub has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, NewCo or Merger Sub. As of the date of this Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which NewCo or Merger Sub is a party or among any holder of Equity Interests to which NewCo or Merger Sub is not a party, with respect to the voting or transfer of such Equity Interests.

SECTION 6.03    Authority Relative to This Agreement. Each of NewCo and Merger Sub has all necessary corporate or equivalent power and authority, to execute and deliver this Agreement and, subject to the receipt of Merger Sub Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of NewCo and Merger Sub and the consummation by each of NewCo and Merger Sub of the Transactions have been duly and validly authorized by all necessary action and no other proceedings on the part of NewCo or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the receipt of the Merger Sub Stockholder Approval). This Agreement has been duly and validly executed and delivered by NewCo and Merger Sub and, assuming due authorization, execution and delivery by the Company and SPAC constitutes a legal, valid and binding obligation of NewCo and Merger Sub, enforceable against NewCo and Merger Sub in accordance with its terms subject to the Remedies Exceptions.

SECTION 6.04    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of NewCo and Merger Sub does not, and the performance of this Agreement by each of NewCo and Merger Sub will not, subject to receipt of the Merger Sub Stockholder Approval, (i) conflict with or violate the NewCo Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 6.04(b) have been obtained and all filings and obligations described in Section 6.04(b) have been made, conflict with or violate any Law applicable to each of NewCo or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of NewCo or Merger Sub pursuant to, any note, bond, mortgage, indenture, Contract, lease, license, permit, franchise or other instrument or obligation to which each of NewCo or Merger Sub is a party or by which each of NewCo or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses a(ii) and (a)(iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a material adverse effect on NewCo and Merger Sub, taken as a whole.

(b)    The execution and delivery of this Agreement by each of NewCo and Merger Sub do not, and the performance of the Transactions by each of NewCo and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and the filing and approval requirements under the FATA and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent NewCo or Merger Sub from performing its material obligations under this Agreement.

SECTION 6.05    Compliance. Neither NewCo nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to NewCo or Merger Sub or by which any property or asset of NewCo or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, Contract, lease, license, permit, franchise or other instrument or obligation to which NewCo or Merger Sub is a party or by which NewCo or Merger Sub or any property or asset of NewCo or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a material adverse effect on NewCo and Merger Sub, taken as a whole. Each of NewCo and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for NewCo or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 6.06    Board Approval; Vote Required.

(a)    The board of directors of Merger Sub, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (iii) recommended the approval and adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement by the sole stockholder of Merger Sub.

(b)    The only vote of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock (“Merger Sub Stockholder Approval”).

(c)    The NewCo Board has duly (i) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of NewCo and its business, taking into account the interests of its sole shareholder, and (ii) approved this Agreement and the Transactions and declared their advisability. No vote of the holders of any class or series of capital stock of NewCo is necessary to approve this Agreement, the Merger, the Share Transfer and the other transactions contemplated by this Agreement.

SECTION 6.07    No Prior Operations. NewCo was formed on May 7, 2021 and Merger Sub was formed on May 18, 2021. Since its inception, neither NewCo nor Merger Sub has engaged in any activity, other than such actions in connection with (i) its organization and (ii) the preparation, negotiation and execution of this Agreement and the Transactions contemplated hereby. Neither NewCo nor Merger Sub has operations, has generated any revenues or has any liabilities other than those incurred in connection with the foregoing and in association with the Transactions.

SECTION 6.08    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of NewCo or Merger Sub.

SECTION 6.09    Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article VI, each of NewCo and Merger Sub hereby expressly disclaim and negate, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Merger Sub or NewCo, as applicable, their Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, the Company, their respective Affiliates or any of their respective Representatives by, or on behalf of, the Merger Sub and NewCo, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, the Share Transfer Agreement or in any certificate delivered by the NewCo or Merger Sub pursuant to this Agreement, none of NewCo, Merger Sub nor any other Person on behalf of NewCo or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC or the Company, their respective Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of NewCo or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC or the Company, their respective Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE VII

CONDUCT OF BUSINESS

SECTION 7.01    Conduct of Business by the Company.

(a)    The Company agrees that it shall, and shall cause each Company Subsidiary to, between the date of this Agreement and the Closing or the earlier termination of this Agreement, except (1) as may be required or expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 7.01 of the Company Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), or (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that prior to taking any material actions that the Company intends to take, to the extent the Company intends to take such actions in reliance on this clause (4), the Company shall use reasonable best efforts to provide advance notice to and consult with SPAC (if reasonably practicable) prior to taking such actions), unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed); provided that SPAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after the Company has made a request for such consent in writing:

(i)    conduct their business in the Ordinary Course; and

(ii)    use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees, service partners and consultants of the Company and the Company Subsidiaries, to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, and to maintain in effect all permits and Insurance Policies (in such amounts and with such deductibles as are currently maintained).

(b)    By way of amplification and not limitation, except (1) as may be required or expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 7.01 of the

Company Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), and (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that prior to taking any material actions that the Company intends to take, to the extent the Company intends to take such actions in reliance on this clause (4), the Company shall use reasonable best efforts to provide advance notice to and consult with SPAC (if reasonably practicable), prior to taking such actions), the Company shall not, and the Company shall cause each Company Subsidiary not to, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed), provided that SPAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after the Company has made a request for such consent in writing:

(i)    amend or otherwise change any organizational documents of the Company or any Company Subsidiary;

(ii)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any Equity Interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary; or (B) any material assets of the Company or any Company Subsidiary;

(iii)    form any Subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(iv)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests;

(v)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vi)     (A) acquire (including, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof; (B) other than loans under the Company’s Loan Funded Share Plan, incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or intentionally grant any security interest in any of its assets; or (C) merge, consolidate, combine or amalgamate with any Person or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or winding-up;

(vii)    other than in the Ordinary Course, as required under the terms of any Plan in effect on the date hereof (or any Plan adopted or amended after the date hereof in accordance with this Agreement) or as contemplated by clause (ii) above, (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant, (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) establish or become obligated under any collective bargaining agreement, collective agreement, or other Contract with a labor union, trade union, works council, or other representative of employees; (E) hire any new employees holding an executive position (i.e., ‘C-level’ employees); or (F) terminate the employment or service of any employee other than any such termination for cause;

(viii)    adopt, amend and/or terminate any material Plan except as may be required by applicable Law, or is necessary in order to consummate the Transactions, or health and welfare plan renewals in the Ordinary Course;

(ix)    materially amend other than reasonable and usual amendments in the Ordinary Course, with respect to accounting policies or procedures, other than as required by GAAP or applicable Local GAAP;

(x)    other than in the Ordinary Course, (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material Tax audit, assessment, Tax claim or other controversy relating to Taxes;

(xi)     other than in the Ordinary Course (A) amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, or (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(xii)    materially amend, modify, extend, renew or terminate any of the Lease Documents or enter into any new Lease;

(xiii)    other than in the Ordinary Course, allow to lapse, abandon, fail to maintain the existence of, or use commercially reasonable efforts to protect, its interest in, the existence and enforceability of, Company-Owned IP to the extent such Company-Owned remains material to the conduct of the businesses of the Company and any Company Subsidiary;

(xiv)    other than in the Ordinary Course, enter into any Contract that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company or the Products;

(xv)    enter into any material new line of business outside of the business currently conducted by the Company or the Company Subsidiaries as of the date of this Agreement;

(xvi)    voluntarily fail to maintain, cancel or materially change coverage under any material insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and any Company Subsidiaries and their assets and properties;

(xvii)    waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $500,000 in the aggregate; or

(xviii)    enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from SPAC to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 7.01 shall give to SPAC, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 7.02    Conduct of Business by SPAC.

(a)    Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Closing, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of SPAC shall be conducted in the Ordinary Course. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), SPAC shall not, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(i)    amend or otherwise change the SPAC Organizational Documents;

(ii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or share capital, as applicable, other than redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(iii)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Common Stock or SPAC Warrants except for redemptions from the Trust Fund and conversions of the SPAC Founders Shares that are required pursuant to the SPAC Organizational Documents;

(iv)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SPAC, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of SPAC, except (A) in connection with conversion of the SPAC Founders Shares pursuant to the SPAC Organizational Documents and (B) in connection with a loan from the Sponsor or an Affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the transactions contemplated hereby;

(v)    acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person;

(vi)    incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the Ordinary Course or except a loan from the Sponsor or an Affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the transactions contemplated hereby;

(vii)    make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(viii)     (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material Tax audit, assessment, Tax claim or other controversy relating to Taxes;

(ix)    liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC;

(x)    amend the Trust Agreement or any other agreement related to the Trust Account;

(xi)    hire any employee, consultant or independent contractor, or adopt enter into or incur any liability with respect to any Employee Benefit Plans;

(xii)    other than in the Ordinary Course or in a form consistent with SPAC’s public filings with the SEC, enter into any indemnification agreements with the directors and officers of SPAC; or

(xiii)    enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require SPAC to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 7.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of SPAC prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 7.03    Conduct of Business by NewCo and Merger Sub. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), NewCo and Merger Sub shall not, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)    amend or otherwise change the NewCo Organizational Documents;

(b)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or share capital, as applicable;

(c)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of NewCo or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of NewCo or Merger Sub;

(d)    acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person;

(e)    form any Subsidiary;

(f)    incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of NewCo or Merger Sub, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(g)    liquidate, dissolve, reorganize or otherwise wind up the business and operations of NewCo or Merger Sub; or

(h)    enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

SECTION 7.04    Claims Against Trust Account. The Company, NewCo and Merger Sub agree that, notwithstanding any other provision contained in this Agreement, the Company, NewCo and Merger Sub do not have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company, NewCo and/or Merger Sub on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on Contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 7.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company, NewCo and Merger Sub hereby irrevocably waives any Claim it and its Affiliates may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company, NewCo or Merger Sub from pursuing a claim against SPAC or any other person (a) for legal relief against monies or other assets of SPAC held outside of the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption Rights)) or for Fraud or (b) for damages for breach of this Agreement against SPAC or any of their respective successor entities in the event this Agreement is terminated for any reason and SPAC consummates, directly or indirectly, a business combination transaction, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, with another party. In the event that the Company, NewCo and Merger Sub or any of their Affiliates commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company, NewCo and Merger Sub the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding.

ARTICLE VIII

ADDITIONAL AGREEMENTS

SECTION 8.01    Registration Statement.

(a)    As promptly as reasonably practicable after the date hereof, SPAC, the Company and NewCo shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), and NewCo shall file with the SEC, a registration statement on Form F-4 relating to the transactions contemplated by this Agreement (as amended from time to time, the “Registration Statement / Proxy Statement”) (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus which will be included therein as a prospectus with respect to NewCo and which will be used as a proxy statement with respect to the SPAC Stockholders’ Meeting to adopt and approve the Transaction Proposals (as defined below) and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by SPAC’s Organizational Documents, any related agreements with Sponsor and its Affiliates, applicable Law, and any applicable rules and regulations of the SEC and the Nasdaq Capital Market). Each of SPAC, NewCo and the Company shall use its reasonable best efforts to: (i) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC; (ii) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (iv) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Each of SPAC, NewCo and the Company shall promptly furnish the other all information concerning such Party, its Subsidiaries, Representatives and shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 8.01; provided, however, that none of SPAC, NewCo nor the Company shall use any such information for any purposes other than those contemplated by this Agreement unless: (A) such Party obtains the prior written consent of the other to such use (which consent shall not be unreasonably withheld, conditioned or delayed); or (B) to the extent that use of such information is required to avoid violation of applicable Law. NewCo shall promptly advise the Company and SPAC of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the NewCo Ordinary Shares for offering or sale in any jurisdiction, and each of NewCo, SPAC and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b)    SPAC represents that the information supplied by SPAC for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement is declared effective, (ii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of SPAC, (iii) the time of the SPAC Stockholders’ Meeting and (iv) the Closing. If, at any time prior to the Closing, any event or circumstance relating to SPAC or its officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, SPAC shall promptly inform the Company. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(c)    The Company represents that the information supplied by the Company for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement is declared effective, (ii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of SPAC, (iii) the time of the SPAC Stockholders’ Meeting and(iv) the Closing. If, at any time prior to the Closing, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, the Company, as applicable, shall promptly inform SPAC and NewCo. After the Closing, all documents that the Company is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(d)    NewCo and Merger Sub represent that the information supplied by the Company for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement is declared effective, (ii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of SPAC, (iii) the time of the SPAC Stockholders’ Meeting and (iv) the Closing. If, at any time prior to the Closing, any event or circumstance relating to the NewCo or Merger Sub or their officers or directors, should be discovered by NewCo or Merger Sub which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, the Company, as applicable, shall promptly inform SPAC and the Company. After the Closing, all documents that NewCo is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(e)    Except to the extent required by the SEC or any other Governmental Authority or as otherwise required under applicable Law, no Party shall provide any advice, disclosure, assurance, representation, warranty or other communication regarding any Tax consequences related to the Transactions to its equityholders. If either Party sends any material communication regarding the Transactions to its equityholders, each Party shall (x) allow each other Party to review and comment on any such communication (and revise such communication in good faith to reflect any such reasonable comments), and (y) to the maximum extent reasonably permissible in such communication, explicitly state in such communication that (1) the Tax consequences of the Transactions are not free from doubt, (2) none of the Parties, their equityholders, any of their Affiliates or any of their Representatives is providing any advice, disclosure, assurance, representation or warranty regarding the Tax consequences of the Transactions, and (3) each such recipient should consult with and rely solely upon its own Tax advisors as to the Tax consequences of the Transactions.

SECTION 8.02    SPAC Stockholders’ Meeting. SPAC shall: (i) take all action necessary under applicable Law and the SPAC Organizational Documents to call, give notice of, convene and hold a meeting of its shareholders (the “SPAC Stockholders’ Meeting”) to seek (A) adoption and approval of the Merger and this Agreement by the holders of shares of SPAC Common Stock in accordance with applicable Law and exchange rules and regulations, (B) the adjournment of the SPAC Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing and (C) approval of any other proposals reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (such proposals in clauses (A) through (C), together, the “Transaction Proposals”), which SPAC Stockholders’ Meeting shall be held as promptly as reasonably practicable following the date the Registration Statement / Proxy Statement is declared effective by the SEC (and conditioned upon such declaration of effectiveness); and (ii) submit the Transaction Proposals to, and use its reasonable best efforts to solicit proxies in favor of such Transaction Proposals from, such holders at the SPAC Stockholders’ Meeting. SPAC shall, through the SPAC Board, include a statement in the Registration Statement / Proxy Statement to the effect that the SPAC Board recommends that SPAC’s shareholders vote in favor of the Transaction Proposals (the “SPAC Board Recommendation”). The SPAC Board shall not change, withdraw, withhold, qualify or modify in a manner adverse to the Company, the SPAC Board Recommendation (a “Change in Recommendation”); provided, however, that, at any time prior to obtaining the SPAC Stockholder Approval, the SPAC Board may make a Change in Recommendation in response to any material event, change, fact, condition, occurrence or circumstance (A) that does not relate to an Alternative Transaction and (B) (x) first occurring after the date hereof or (y) first actually or constructively known by the SPAC Board following the date hereof, if it determines in good faith, after consultation with its outside legal counsel, that a failure to make such Change in Recommendation would constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law (an “Intervening Event”); provided, however, that the SPAC Board may not make a Change in Recommendation unless SPAC notifies the Company in writing at least five (5) Business Days before taking that action of its intention to do so (such period from the time the Intervening Event notice is delivered until 5:00 p.m., New York time on the fifth (5th) Business Day from the date of such notice, it being understood that any material development with respect to such Intervening Event shall require a new notice with an additional four (4) Business Day period from the date of such notice), and specifies the reasons therefor, and negotiates, and causes its financial and legal advisors to negotiate, with the Company in good faith during the applicable notice period (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company so as to obviate the need for a Change in Recommendation and, following such good faith negotiations, the SPAC Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would continue to constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law, provided further, that the following events shall not be taken into account for purposes of determining whether an Intervening Event occurred: (I) any change in the price or trading volume of SPAC Class A Common Stock; and (II) the Company meeting, failing to meet or exceeding projections. Notwithstanding anything to the contrary contained in this Agreement, SPAC may adjourn the SPAC Stockholders’ Meeting (1) to the extent necessary to ensure that any required supplement or amendment to the Registration Statement / Proxy Statement is provided to SPAC’s shareholders or, if as of the time for which the SPAC Stockholders’ Meeting is scheduled there are insufficient SPAC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting, (2) in order to solicit additional proxies from shareholders of SPAC in favor of the adoption of each of the Transaction Proposals or (3) if the SPAC Shareholder Redemption Amount is such that the condition to closing in Section 9.03(e) would not be satisfied.

SECTION 8.03    Exit Notice; Share Transfer Agreement. If the Key Company Shareholders fail to deliver the Share Transfer Agreement as duly executed by all shareholders of the Company to SPAC within forty-eight (48) hours of the Registration Statement / Proxy Statement becoming effective, or if the Exit Notice or the Share Transfer Agreement are terminated or otherwise rescinded at any time prior to Closing (a “Exit Notice Failure”), SPAC shall have the right to terminate this Agreement as set forth in Section 10.01.

SECTION 8.04    Access to Information; Confidentiality.

(a)    From the date of this Agreement until the Closing, the Company, SPAC, NewCo and Merger Sub shall (and shall cause their respective Subsidiaries to): (i) provide to the other Party (and the other Party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other Party such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such Party and its Subsidiaries as the other Party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b)    All information obtained by the Parties pursuant to this Section 8.04 shall be kept confidential in accordance with the Letter of Intent, dated March 5, 2021 by and between the Company and SPAC (the “Confidentiality Agreement”).

(c)    Notwithstanding anything in this Agreement to the contrary, each Party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as if reasonably necessary, the intended Tax treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

SECTION 8.05    Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Closing, (b) the termination of this Agreement pursuant to Article X and (c) the date on which Fortive (as defined in the Shareholders’ Deed) validly delivers a Fortive Option Exercise Notice (as defined in the Shareholders’ Deed) to the Company in accordance with the Shareholders’ Deed (a “Fortive Notice”) (provided that if such Fortive Notice is revoked or withdrawn by Fortive and the Fortive Waivers are obtained, the following restrictions shall be reinstated), the Parties shall not, and shall cause their respective Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries, indications of interest, offers or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning an Alternative Transaction, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any Person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby shall not be deemed a violation of this Section 8.05. For purposes of this Agreement, an “Alternative Transaction” shall mean (A) with respect to the Company, (x) the issuance, sale or transfer to or investment by any Person in any newly issued or currently outstanding equity interest in the Company, (y) the sale or transfer of the assets of the Company and its Subsidiaries to any Person (except, in the cases of clauses (x) and (y), with respect to any de minimis transfers of equity interests or assets or any issuance, sale, transfer, investment of equity interests or assets permitted by the terms of this Agreement), or (z) any merger or business combination between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand and (B) with respect to SPAC, any direct or indirect acquisition of assets of business of any person, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, such as the “initial business combination” under SPAC’s initial IPO prospectus with any third party; provided, that, with respect to the Company, none of the following shall constitute an Alternative Transaction: (I) any de minimis transfers of equity interests or assets or any issuance, sale, transfer, investment of equity interests or assets permitted by the terms of this Agreement or the Share Transfer Agreement; (II) the issuance of any newly issued equity interest in the Company as part of a capital raising of up to approximately $35 million in or around June 2021; (III) the issuance of any newly issued equity interest in the Company as part of a capital raising of up to approximately $20 million in or around December 2021; (IV) the issuance of any newly issued equity interest in the Company where the directors of the Company determine that an injection of funds is reasonably necessary to ensure that the Company is able to pay its debts (and the debts of its subsidiaries) as and when they fall due; (V) the issuance of any newly issued convertible notes which will convert into ordinary shares in the Company as part of a capital raising of up to approximately $75 million; (VI) any such sale or transfer made in accordance with clause 19 of the Shareholders’ Deed; and (VII) any transaction approved by SPAC in writing; provided, further, that, any such issuance pursuant to the foregoing clauses (I) to (V) shall be made in accordance with and subject to any conditions imposed under the Commitment Agreement and the Share Transfer Agreement with such conditions being applicable to the Company for purposes of this Agreement. Each Party shall, and shall cause its Subsidiaries and its and their respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction. Each Party also agrees that it shall promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If a Party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the earlier of (a) Closing, (b) the termination of this Agreement pursuant to Article X and (c) the valid delivery of a Fortive Notice (unless and until such Fortive Notice has been revoked or withdrawn by Fortive and the Fortive Waivers are obtained), then such Party shall promptly (and in no event later than twenty-four (24) hours after such Party becomes aware of such inquiry or proposal) notify such Person in writing that such Party is subject to an exclusivity agreement with respect to the Transaction that prohibits such Party from considering such inquiry or proposal. Without limiting the foregoing, the Parties agree that any violation of the restrictions set forth in this Section 8.05 by a Party or any of its Subsidiaries or its or their respective Affiliates or Representatives shall be deemed to be a breach of this Section 8.05 by such Party. The Parties agree that this Section 8.05 shall supersede the exclusivity provisions included in that certain Letter of Intent entered into by and among SPAC and the Company dated March 5, 2021 in its entirety and such exclusivity provisions shall be terminated as of the date hereof.

SECTION 8.06    Employee Matters.

(a)    NewCo shall, or shall cause its applicable Subsidiary to, provide the employees of the Company and the Company Subsidiaries who remain employed immediately after the Closing (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by NewCo or any of its Subsidiaries (excluding any retiree health plans or programs, or defined benefit retirement plans or programs) for service accrued or deemed accrued prior to the Closing with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, subject to the terms of all governing documents, NewCo shall use reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by NewCo or any of its Subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, NewCo shall honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(b)     Prior to the filing of the definitive Registration Statement / Proxy Statement, NewCo shall adopt a customary equity incentive plan that is reasonably acceptable to the Company and the SPAC.

(c)    To the extent the Company, NewCo or any of their respective Affiliates elects to cause any incentive compensation award that is outstanding under any Incentive Plan immediately prior to the Closing to become payable in cash to the participant as of or in connection with the Closing (or as a result of the consummation of the Transactions), including any buy-back pursuant to the Loan Funded Share Plan (the “Incentive Payments”), the Parties agree that any such Incentive Payments shall be funded, first, with the cash on hand of the Company and NewCo, and, second, to the extent any such required Incentive Payments have not been fully funded, proceeds from the Trust Fund.

(d)    The provisions of this Section 8.06 are solely for the benefit of the Parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other Person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, SPAC, NewCo, Merger Sub or any of their respective Subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

(e)    Prior to the Closing, NewCo and the Company shall use reasonable best efforts to obtain (i) a duly executed termination agreement relating to the employment agreement and the management agreement of the Chief Executive Officer and the Chief Financial Officer of the Company in force and effect as of the date hereof and (ii) a management agreement entered into by and between NewCo or one of its Affiliates and such Chief Executive Officer and Chief Financial Officer on terms substantially similar to the Chief Executive Officer and Chief Financial Officer as those of such existing agreements, at the date of this Agreement (other than as necessary to comply with applicable Law), in each case subject to and effective as of Closing and on terms approved by NewCo.

SECTION 8.07    Directors’ and Officers’ Indemnification.

(a)    Following the Closing, the organizational documents of the Company, SPAC, or NewCo shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the SPAC Organizational Documents, and such provisions shall not thereafter be amended, repealed or otherwise modified for a period of six (6) years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of the Company, SPAC or NewCo (as applicable), unless such modification shall be required by applicable Law. NewCo further agrees that with respect to the provisions of the bylaws or limited liability company agreements of the Company Subsidiaries relating to indemnification, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of such Company Subsidiary, unless such modification shall be required by applicable Law. For a period of six (6) years from the Closing, NewCo agrees that it shall defend, indemnify and hold harmless each present and former director and officer of the Company, SPAC and NewCo against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest permitted under applicable Law (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b)    Prior to the Closing, the Company shall purchase a prepaid “tail” policy or policies in respect of the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) covering those Persons who are currently covered by the Company’s D&O Insurance (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or Representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Company pay a premium for such insurance in excess of 300% of the aggregate annual premium attributable to the Company for coverage of the Company under such insurance policy or policies for the most recent policy year (the “Maximum Annual Premium”). If the premium of such insurance coverage exceeds the Maximum Annual Premium, then the Company shall obtain a “tail” policy or policies with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. NewCo shall maintain such “tail” policy or policies in full force and effect for a period of no less than six (6) years after the Closing and continue to honor its obligations thereunder. From and after the date of this Agreement, NewCo, SPAC, and the Company shall cooperate in good faith with respect to any efforts to obtain the insurance described in this Section 8.07(b), including but not limited to providing access to insurance broker presentations, underwriter quotes for such insurance, and draft policies for such insurance.

(c)    Prior to or in connection with the Closing, SPAC or NewCo shall purchase a prepaid “tail” policy (a “SPAC Tail Policy”) with respect to the D&O Insurance covering those persons who are currently covered by SPAC’s D&O Insurance policies. NewCo shall maintain such SPAC Tail Policy in full force and effect for a period of no less than six (6) years after the Closing and continue to honor its obligations thereunder.

(d)    Prior to or in connection with the Closing, the Company shall purchase “go-forward” D&O Insurance to cover the post-Closing directors and officers of NewCo. From and after the date of this Agreement, NewCo, SPAC, and the Company shall cooperate in good faith with respect to any efforts to obtain the insurance described in this Section 8.07(d), including providing access to insurance broker presentations, underwriter quotes for such insurance, and draft policies for such insurance.

(e)    On the Closing Date, NewCo shall (i) enter into customary indemnification agreements reasonably satisfactory to each of the Company and NewCo with the post-Closing directors and officers of NewCo, and (ii) shall assume all rights and obligations of SPAC under all indemnification agreements then in effect between SPAC and any person who is or was a director or officer of SPAC prior to the Effective Time and that have either been (a) made available to the Company prior to the date hereof or (b) are entered into after the date hereof in accordance with Section 7.02, which indemnification agreements shall continue to be effective following the Closing.

(f)    For a period of six (6) years from the Closing, NewCo agrees that it shall defend, indemnify and hold harmless the Sponsor, its Affiliates, and their respective present and former directors and officers against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions, actions, and investments contemplated by this Agreement or any Ancillary Agreement, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted by applicable law (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

SECTION 8.08    Notification of Certain Matters. The Company, NewCo and Merger Sub shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, NewCo and Merger Sub of any event which a Party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article X), the occurrence or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article IX to fail. The Company shall notify the SPAC within two (2)  Business Days of receipt by the Company of a Fortive Notice.

SECTION 8.09     Further Action; Reasonable Best Efforts.

(a)    Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to Contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Transactions. In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action. Subject to the terms and conditions of this Agreement, the Parties agree to use their reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby and cause the conditions to the Closing set forth in Article IX to be satisfied.

(b)    Each of the Parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other Parties to review in advance, and to the extent practicable consult about, any proposed communication by such Party to any Governmental Authority in connection with the Transactions. No Party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the Parties shall provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No Party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

SECTION 8.10    Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article X) unless otherwise prohibited by applicable Law or the requirements of the Nasdaq Capital Market, each Party shall use its reasonable best efforts to consult with each other Party before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement and the Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other Parties. Furthermore, nothing contained in this Section 8.10 shall prevent SPAC or the Company and/or their respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Party in accordance with this Section 8.10.

SECTION 8.11    Stock Exchange Listing. From the date of this Agreement through the Effective Time, the Parties shall use reasonable best efforts to ensure that SPAC remains listed as a public company on, and for the SPAC Class A Common Stock to be tradable over, the Nasdaq Capital Market. From the date of this Agreement through the Closing, the Parties shall use reasonable best efforts to have NewCo listed on the Nasdaq Capital Market as of the Closing.

SECTION 8.12    Antitrust.

(a)    To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each Party agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and SPAC each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act. The Parties agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b)    SPAC and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other reasonably informed of any communication received by such Party from, or given by such Party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a Party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 8.12(b) may be restricted to outside counsel and may be redacted (i) to remove references concerning the valuation of the Company, and (ii) as necessary to comply with contractual arrangements.

(c)    No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws, including by agreeing to merge with or acquire any other Person or acquire a substantial portion of the assets of or equity in any other Person. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

SECTION 8.13    Trust Account. At least forty-eight (48) hours prior to the Closing, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Closing to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

SECTION 8.14    Certain Actions.

(a)    Immediately prior to the Closing, the Company shall, and shall cause its Affiliates to, terminate or cause to be terminated all of the agreements set forth on Section 8.14 of the Company Disclosure Schedule. No such agreement (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing, and all Company Group Members shall be released from all liabilities thereunder effective as of the Closing.

(b)    Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to obtain and maintain in full force and effect all consents, approvals, ratifications, notices, waivers or other authorizations required as a result of the consummation of the Transactions under any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective assets are bound, and shall cooperate in good faith with all reasonable requests of SPAC related to the same; provided, however, that neither the Company nor any Company Subsidiary shall be required to expend money (other than costs and expenses associated with compliance with this Section 8.14(b), which shall not be considered Company Transaction Expenses), commence, defend or participate in any litigation, or offer or grant any material accommodation (financial or otherwise) to any third party in connection with obtaining any consent therefrom in connection with the Transactions. In connection with the actions contemplated by this Section 8.14(b), the Company shall not, without the prior written consent of SPAC (which shall not be unreasonably conditioned, withheld or delayed), enter into any (i) amendment to the applicable Contract or (ii) agreement, or otherwise agree to any accommodation or concession that requires any payments by, or imposes any obligations, liabilities or restrictions (including any limitations on commercial or business activities) on, NewCo, the Company or any Company Subsidiary prior to or following the Closing.

(c)     Prior to the Closing, the Company shall use reasonable best efforts to seek a waiver from Fortive (as defined in the Shareholders’ Deed) with respect to all of its rights under clause 19 of the Shareholders’ Deed, including with respect to (i) the finalization of the 2021 Accounts (as defined in the Shareholders’ Deed), (ii) the undertaking of the Company Valuation (as defined in the Shareholders’ Deed) and the determination of the Determined Value (as defined in the Shareholders’ Deed), (iii) any rights to exercise the Fortive Option (as defined in the Shareholders’ Deed) and (iv) the exclusivity period in clause 19.4 of the Shareholders’ Deed (each of (i)-(iv), a “Fortive Waiver”, and collectively the “Fortive Waivers”). Prior to the Closing, unless otherwise waived by SPAC, if the Company is unable to obtain the applicable Fortive Waiver, the Company shall use reasonable best efforts to finalize the 2021 Accounts (as defined in the Shareholders’ Deed) and engage Third Party Valuers (as defined in the Shareholders’ Deed) as soon as reasonably practicable in order to undertake a valuation of the Company in accordance with clause 19 of the Shareholders’ Deed and receive the determination of the Determined Value (as defined in the Shareholders’ Deed) by July 29, 2021 (or as soon as is otherwise reasonably practicable).

SECTION 8.15    Intended Tax Treatment. This Agreement is intended to constitute, and the Parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each Party shall report and file all applicable U.S. income Tax Returns consistent with the Intended Tax Treatment (including, if applicable, attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Closing), except as otherwise required by Law. Each of SPAC and the Company will use its reasonable best efforts to reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to NewCo, SPAC or the Company of any opinion relating to the Tax consequences of the Transactions, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of NewCo, Merger Sub, SPAC or the Company, or their respective Affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such counsel to render such opinion. If the SEC or any other Governmental Authority requests or requires that an opinion be provided on or prior to the Closing in respect of the Tax consequences of or related to the Transactions: (i) to the extent such opinion relates to SPAC or any equityholders thereof, SPAC will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations, and (ii) to the extent such opinion relates to the Company or any equityholders thereof, the Company will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations.

SECTION 8.16    Delivery of Audited Financial Statements. As soon as reasonably practicable following the date of this Agreement (and, in the case of final drafts of the Audited Financial Statements and the Reviewed Financial Statements, in no event more than 10 days following the date of this Agreement), the Company shall deliver to SPAC final drafts, subject only to final approval, noting any subsequent events that may occur between delivery thereof and execution by the Company’s independent auditors, of (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2019 and June 30, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended, each audited in accordance with the auditing standards of the PCAOB (collectively, the “Audited Financial Statements”), (ii) the reviewed consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020, and the related reviewed consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the six-month period then ended, each reviewed in accordance with the PCAOB (the “Reviewed Financial Statements”) and (iii) any other audited or reviewed financial statements of the Company and the Company Subsidiaries that are required by applicable Law to be included in the Registration Statement (together with the Audited Financial Statements and the Reviewed Financial Statements, the “Updated Financial Statements”); provided that upon delivery of such Updated Financial Statements as and when such Updated Financial Statement have been signed by the Company’s independent auditors in connection with the filing of the Registration Statement, the representations and warranties set forth in Section 4.07(a) shall be deemed to apply to the Updated Financial Statements with the same force and effect as if made as of the date of this Agreement (provided that, in the case of the Reviewed Financial Statements and any other reviewed financial statements provided pursuant to this Section 8.16, such statements are subject to normal year-end adjustments that were not or are not expected to be material in amount or effect).

SECTION 8.17    Delivery of Updated Members’ Register and Capitalization(i) . At least 5 Business Days prior to Effective Time, the Company shall deliver to SPAC (a) true and complete register of members of the Company and (b) true and complete list of all the Equity Interests issued or outstanding in the Company.

ARTICLE IX

CONDITIONS TO THE TRANSACTIONS

SECTION 9.01    Conditions to the Obligations of Each Party. The obligations of the Company, SPAC, NewCo and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)    SPAC Stockholder Approval. The SPAC Stockholder Approval shall have been obtained.

(b)    No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, illegal or otherwise prohibiting consummation of the Transactions.

(c)    Regulatory Approvals.

(i)    All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated; and

(ii)    FIRB Approval.

(A)    SPAC shall have received a written notice under the FATA, by or on behalf of the Treasurer of the Commonwealth of Australia stating or to the effect that the Commonwealth Government does not object to the Transactions, either unconditionally or on terms that are reasonably acceptable to SPAC and the Company (it being understood that the imposition of customary tax conditions in connection with the FIRB approval shall be deemed acceptable); or

(B)    the Treasurer of the Commonwealth of Australia shall have become precluded from making an order in relation to the subject matter of this Agreement and the Transactions under the FATA; or

(C)    if an interim order is made under the FATA in respect of the Transactions, the subsequent period for making a final order prohibiting the Transactions shall have elapsed without a final order being made.

(d)    Stock Exchange Listing. The NewCo Ordinary Shares shall have been accepted for listing on the Nasdaq Capital Market (subject to the Closing occurring), or another national securities exchange mutually agreed to by the Parties in writing, as of the Closing Date.

(e)    Penny Stock. The NewCo Ordinary Shares shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

(f)    Registration Statement / Proxy Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened in writing by the SEC.

(g)    The Share Transfer. The Exit Notice and the Share Transfer Agreement shall have been duly executed and delivered to SPAC, and the transfer of the Company Shares to NewCo in accordance with the terms of the Share Transfer Agreement shall have occurred at the Closing.

(h)    Shareholders’ Deed. (i) The Company shall have delivered to SPAC the Fortive Waiver, or (ii) the Fortive Option Period (as defined in the Shareholders’ Deed) under the Shareholders’ Deed shall have expired and the Fortive Option (as defined in the Shareholders’ Deed) shall not have been exercised.

SECTION 9.02    Conditions to the Obligations of SPAC. The obligations of SPAC to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of the Company in (x) Section 4.01, Section 4.02, Section 4.03 (other than 4.03(a) and 4.03(c)), Section 4.04 and Section 4.21 shall each be true and correct in all material respects as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (y) Section 4.03(a) and 4.03(c) shall each be true and correct in all respects except for de minimis inaccuracies as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (z) the other provisions of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(ii)    The representations and warranties of NewCo and Merger Sub in (x) Section 6.01, Section 6.03 and Section 6.08 shall each be true and correct in all material respects as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (y) Section 6.02 shall each be true and correct in all respects except for de minimis inaccuracies as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (z) the other provisions of Article VI shall be true and correct in all respects (without giving effect to any “materiality,” “material adverse effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on NewCo and Merger Sub, taken as a whole.

(b)    Agreements and Covenants.

(i)    The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing; provided, that for the purposes of this Section 9.02(b)(i), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to the Company (or if earlier, the Outside Date).

(ii)    NewCo and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by such party on or prior to the Closing; provided, that for purposes of this Section 9.02(b)(ii), a covenant of NewCo or Merger Sub shall only be deemed to have not been performed if NewCo or Merger Sub has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to NewCo or Merger Sub, as applicable (or if earlier the Outside Date).

(c)    Officer Certificate.

(i)    The Company shall have delivered to SPAC a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 9.02(a)(i), Section 9.02(b)(i) and Section 9.02(d) as they relate to the Company.

(ii)    NewCo shall have delivered to SPAC a certificate, dated the date of the Closing, signed by an officer of NewCo, certifying as to the satisfaction of the conditions specified in Section 9.02(a)(ii) and Section 9.02(b)(ii) as they relate to NewCo and Merger Sub.

(d)    Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing.

(e)    Registration Rights Agreement. NewCo shall have delivered a copy of the Registration Rights Agreement duly executed by NewCo.

(f)    Lock-Up Agreements. NewCo, Tritium and each recipient of NewCo Ordinary Shares in the Share Transfer shall have delivered a copy of the Lock-Up Agreement duly executed by NewCo, Tritium and such recipients (or their validly authorized attorney-in-fact).

SECTION 9.03    Conditions to the Obligations of the Company. The obligations of the Company, NewCo and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of SPAC contained in (x) Section 5.01, Section 5.02, Section 5.04, and Section 5.11 shall each be true and correct in all material respects as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date),(y) Section 5.03(a) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Closing as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 7.02 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, SPAC, NewCo, Merger Sub or their Affiliates and(z) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a SPAC Material Adverse Effect.

(b)    Agreements and Covenants.

(i)    SPAC shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing; provided, that for purposes of this Section 9.03(b)(i), a covenant of the SPAC shall only be deemed to have not been performed if the SPAC has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to the SPAC (or if earlier, the Outside Date).

(c)    Officer Certificate.

(i)    SPAC shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of SPAC, certifying as to the satisfaction of the conditions specified in Section 9.03(a)(i), Section 9.03(b)(i) and Section 9.03(d).

(d)    Material Adverse Effect. No SPAC Material Adverse Effect shall have occurred between the date of this Agreement and the Closing.

(e)    Trust Cash. The amount of Trust Cash shall not be less than $200,000,000.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.01    Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of SPAC, as follows:

(a)    by mutual written consent of SPAC and the Company;

(b)    by either SPAC or the Company if the Closing shall not have occurred prior to January 14, 2022 (subject to extension as set forth below, the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 10.01(b) by or on behalf of any Party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article IX on or prior to the Outside Date;

(c)    by either SPAC or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d)    by either SPAC or the Company if the SPAC Stockholder Approval is not obtained at the SPAC Stockholders’ Meeting;

(e)    by SPAC in the event of an Exit Notice Failure;

(f)    by SPAC or the Company if Fortive (as defined in the Shareholders’ Deed) acquires securities of the Company (other than the acquisition of securities (i) not in accordance with the Shareholders’ Deed from another shareholder of the Company, (ii) of a de minimis amount from another shareholder of the Company or (iii) newly issued securities directly from the Company and without violation of this Agreement) pursuant to the Shareholders’ Deed;

(g)    by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company, NewCo or Merger Sub set forth in this Agreement, or if any representation or warranty of the Company, NewCo or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 9.02(a) and 9.02(b) would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and SPAC is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company, NewCo or Merger Sub, SPAC may not terminate this Agreement under this Section 10.01(g) for so long as the Company, NewCo or Merger Sub continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by SPAC to the Company and the Outside Date;

(h)    by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, or if any representation or warranty of SPAC shall have become untrue, in either case such that the conditions set forth in Sections 9.03(a) and Section 9.03(b) would not be satisfied (“Terminating SPAC Breach”); provided that the Company has not waived such Terminating SPAC Breach and the Company, NewCo or Merger Sub is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by SPAC, the Company may not terminate this Agreement under this Section 10.01(h) for so long as SPAC continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by the Company to the SPAC and the Outside Date; and

(i)    by the Company, at any time prior to SPAC’s receipt of the SPAC Stockholder Approval, if SPAC or the SPAC Board effects a Change in Recommendations.

SECTION 10.02    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party, except as set forth in Article XI, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful and material breach of this Agreement by a Party or in the case of Fraud. In the event of the termination of this Agreement pursuant to (a) Section 10.01(f) by the Company or SPAC or (b) (i) Section 10.01(b) by the Company or the SPAC or (ii) any other clause in Section 10.01 (other than clauses (c) or (h) thereof) by the Company, in each case at a time when Fortive (as defined in the Shareholders’ Deed) has validly delivered a Fortive Notice in accordance with the Shareholders’ Deed, and in order to induce the Parties to enter into this Agreement, the SPAC and certain shareholders of the Company have entered into a letter agreement with respect to the payment of a termination fee to the SPAC.

SECTION 10.03    [RESERVED].

SECTION 10.04    Expenses. Except as set forth in this Section 10.04 or as otherwise set forth in this Agreement (including Section 8.14), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided that if the Closing shall occur, NewCo shall pay or cause to be paid, (i) the SPAC Transaction Expenses and (ii) except as set forth in this Agreement (including Section  8.14), the Company Transaction Expenses.

SECTION  10.05    Amendment. This Agreement may be amended in writing by the Parties at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

SECTION 10.06    Waiver. At any time prior to the Closing, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company, NewCo or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of the Company, NewCo or Merger Sub contained herein or in any document delivered by the Company, NewCo or Merger Sub pursuant hereto and (iii) waive compliance with any agreement of the Company, NewCo or Merger Sub or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of SPAC, (ii) waive any inaccuracy in the representations and warranties of SPAC contained herein or in any document delivered by SPAC pursuant hereto and (iii) waive compliance with any agreement of SPAC or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that each Party may otherwise have at law or in equity.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.01):

if to SPAC:

Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road

Menlo Park, CA

(212) 993-0076

Attention: Erik Anderson, Peter Haskopoulos and Robert Tichio

Email: erik@wrg.vc, phaskopoulos@riverstonellc.com,

rtichio@riverstonellc.com

with a copy to:

Vinson & Elkins L.L.P.

1114 Avenue of the Americas

32nd Floor

New York, NY 10036

Attention: Dan Komarek

Email: dkomarek@velaw.com

and

Vinson & Elkins L.L.P.

2801 Via Fortuna

Suite 100

Austin, TX 78746

Attention: Milam Newby

Email: mnewby@velaw.com

and

Clifford Chance LLP

Level 16, 1 O’Connell Street

Sydney NSW 2000

Australia

Attention: Andrew Crook and Tennie Tam

Email:       Andrew.Crook@cliffordchance.com and

          Tennie.Tam@cliffordchance.com

if to the Company, NewCo or Merger Sub:

48 Miller Street

Murarrie, QLD 4172

Australia

Attention: Mark Anning

Email: manning@tritium.com.au

with a copy to:

LATHAM & WATKINS LLP

330 North Wabash Avenue

Suite 2800

Chicago, IL 60611

Attention:      Ryan Maierson

          Jason Morelli

Email:            Ryan.Maierson@lw.com

          Jason.Morelli@lw.com

and

Corrs Chambers Westgarth

Level 42, 111 Eagle Street

Brisbane, QLD 4000

Australia

Attention: Alex Feros

Email: Alexandra.Feros@corrs.com.au

SECTION 11.02    Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI and any corresponding definitions set forth in Article I.

SECTION 11.03    Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 11.04    Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede, except as set forth in Section 8.04(b), all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.

SECTION 11.05    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 8.07 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

SECTION 11.06    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in a Court of Chancery of the State of Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and (b) agree not to commence any Action relating thereto except in the courts described above in the State of Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the State of Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 11.07    Waiver of Jury Trial. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.07.

SECTION 11.08    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.09    Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 11.10    Specific Performance.

(a)    The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transactions) without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b)    Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any Party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date shall be automatically extended by: (A) the amount of time during which such Action is pending plus twenty (20) Business Days; or (B) such other time period established by the court presiding over such Action.

SECTION 11.11    No Recourse. All claims, obligations, liabilities, or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 11.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including without limitation any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach, except with respect to willful misconduct or Fraud against the Person who committed such willful misconduct or Fraud, and, to the maximum extent permitted by applicable Law; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 11.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing, except with respect to willful misconduct or Fraud against the Person who committed such willful misconduct or Fraud, and, to the maximum extent permitted by applicable Law.

[Signature Page Follows.]

SPAC, NewCo, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

By	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting
Officer and Secretary

[Signature Page to Business Combination Agreement]

TRITIUM HOLDINGS PTY LTD

By:	/s/ Trevor C. St. Baker
Name:	Trevor C. St. Baker
Title:	Chairman

By:	/s/ Mark Anning
Name:	Mark Anning
Title:	Company Secretary

[Signature Page to Business Combination Agreement]

TRITIUM DCFC LIMITED

By:	/s/ Trevor C. St. Baker
Name:	Trevor C. St. Baker
Title:	Director

By:	/s/ Mark Anning
Name:	Mark Anning
Title:	Company Secretary

HULK MERGER SUB, INC.

By	/s/ Trevor C. St. Baker
Name:	Trevor C. St. Baker
Title:	Director

[Signature Page to Business Combination Agreement]

Annex A-1

Execution Version

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “First Amendment”) is entered into as of July 27, 2021 (the “Effective Date”), by and among Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“SPAC”), Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”), Hulk Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (the “Company” and, together with SPAC, NewCo, Merger Sub and the Company, collectively, the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

RECITALS

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of May 25, 2021 (as may be amended, modified or supplemented from time to time, the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement in accordance with Section 10.05 thereof as more fully set forth herein.

NOW THEREFORE, in consideration of the mutual agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

AGREEMENT

1.    Amendment.

(a)     Section 9.03(e) of the Agreement is hereby amended and restated in its entirety as follows:

        “(e)     Minimum Cash. The amount of Trust Cash plus the amount of cash proceeds to NewCo resulting from any private placements of NewCo Ordinary Shares consummated in connection with the Closing and in accordance with Section 7.03 of this Agreement shall not be less than $200,000,000.”

(b)    A new Section 8.09(c) is hereby added to the Agreement as follows:

        “(c)    Notwithstanding the generality of the foregoing, prior to the Closing, NewCo shall use its reasonable best efforts to consummate any private placements of NewCo Ordinary Shares permitted in accordance with Section 7.03 of this Agreement, and SPAC and the Company shall cooperate with NewCo in such efforts. Each of NewCo, the Company and SPAC shall use its reasonable best efforts to maintain each subscription agreement related to any such private placement in full force and effect (and NewCo, the Company and SPAC shall not take any action to cause any such subscription agreement not to be in full force and effect and shall not refrain from taking any commercially reasonable action necessary to maintain each such subscription agreement in full force and effect). None of NewCo, the Company or SPAC shall, without the prior written consent of the other Parties, permit or consent to any amendment, supplement or modification to any such subscription agreement if such amendment, supplement or modification (x) reduces the aggregate amount of proceeds contemplated by the private placements, (y) amends the conditions precedent to the obligations of the investors to consummate the private placements in a manner that would reasonably be expected to materially delay or prevent the closing of the private placements or (z) otherwise adversely impacts NewCo, SPAC or the Company in any material respect.”

A-1-1

2.    Confirmation. Except as otherwise provided herein, the provisions of the Agreement shall remain in full force and effect in accordance with their respective terms following the execution of this First Amendment.

3.    Governing Law; Waiver of Jury Trial. Section 11.06 and Section 11.07 of the Agreement are hereby incorporated by reference into this First Amendment, mutatis mutandis.

4.    Headings. The descriptive headings contained in this First Amendment are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this First Amendment.

5.    Counterparts. This First Amendment may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Pages Follow]

A-1-2

IN WITNESS WHEREOF, SPAC, NewCo, MergerSub and the Company have caused this First Amendment to be executed as of the Effective Date by their respective officers thereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

By	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

SIGNATURE PAGE TO

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

A-1-3

TRITIUM HOLDINGS PTY LTD

By	/s/ Trevor C. St. Baker
Name:	Trevor C. St. Baker
Title:	Chairman

By	/s/ Mark Anning
Name:	Mark Anning
Title:	Company Secretary

SIGNATURE PAGE TO

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

A-1-4

TRITIUM DCFC LIMITED

By	/s/ Trevor C. St. Baker
Name:	Trevor C. St. Baker
Title:	Director

By	/s/ Mark Anning
Name:	Mark Anning
Title:	Company Secretary

SIGNATURE PAGE TO

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

A-1-5

HULK MERGER SUB, INC.

By	/s/ Trevor C. St. Baker
Name:	Trevor C. St. Baker
Title:	Director

SIGNATURE PAGE TO

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

A-1-6

Annex B

FORM OF CONSTITUTION

[Attached]

Tritium DCFC Limited ACN 650 026 314

Constitution

Contents

1	Interpretation		B-7

	1.1	Definitions	B-7
	1.2	Construction	B-7
	1.3	Application of the Corporations Act and Listing Rules	B-8
	1.4	Effect of the Listing Rules	B-8

2	Securities		B-9

	2.1	Allotment and issue of Securities	B-9
	2.2	Class rights	B-9
	2.3	Preference shares	B-9
	2.4	Commission and brokerage	B-9
	2.5	Fractional entitlement	B-10
	2.6	Certificates	B-10
	2.7	Joint holders of Securities	B-10
	2.8	Interests recognised	B-10

3	Calls, forfeiture and liens		B-11

	3.1	Power to make calls	B-11
	3.2	Deemed call	B-11
	3.3	Notice of call	B-11
	3.4	Revocation, postponement or extension of calls	B-11
	3.5	Interest on unpaid calls	B-12
	3.6	Recovery of called amounts	B-12
	3.7	Payment of calls in advance	B-12
	3.8	Notice regarding forfeiture	B-13
	3.9	Forfeiture	B-13
	3.10	Cancellation of forfeited Securities	B-14
	3.11	Lien on Securities	B-14
	3.12	Enforcement of lien	B-15
	3.13	Continuing liability	B-15
	3.14	Member’s indemnity for payment required by law	B-16

4	Transfer and transmission of Securities		B-16

	4.1	Participation in computerised or electronic systems	B-16
	4.2	Form of transfers	B-16
	4.3	Registration procedure	B-16
	4.4	Directors’ power to decline to register transfer	B-17
	4.5	Instruments of transfer retained	B-17
	4.6	Transmission of Securities on death	B-17
	4.7	Transmission of Securities on bankruptcy	B-18
	4.8	Transmission of Securities on mental incapacity	B-18

5	General meetings		B-18

	5.1	Annual general meetings	B-18
	5.2	Calling a general meeting	B-18
	5.3	Notice of general meeting	B-18
	5.4	General meetings at two or more places	B-19
	5.5	Postponement or cancellation of general meetings	B-19
	5.6	Notice of change, postponement or cancellation	B-19
	5.7	Omission to give notice relating to general meeting	B-20

6	Proceedings at general meetings		B-20

	6.1	Quorum	B-20
	6.2	Lack of quorum	B-20
	6.3	Chairing general meetings	B-20
	6.4	Admission to and conduct of general meetings	B-21
	6.5	Adjournment	B-22
	6.6	Postponement	B-22

7	Proxies, attorneys and Representatives		B-22

	7.1	Appointment of proxy	B-22
	7.2	Member’s attorney	B-22
	7.3	Proxy instruments and powers of attorney	B-23
	7.4	Proxy and attorney instruments to be received by Company	B-23
	7.5	Power to demand poll	B-24
	7.6	Revocation of proxy or attorneys	B-24
	7.7	Validity of votes of proxy or attorney	B-24
	7.8	Appointment of Representative	B-24
	7.9	Authority to act as Representative	B-25
	7.10	Instrument to be received by the Company	B-25
	7.11	Revocation of appointment of Representative	B-25
	7.12	Validity of votes of Representative	B-25
	7.13	No liability	B-25

8	Voting at general meetings		B-26

	8.1	Decisions of a general meeting	B-26
	8.2	Casting vote	B-26
	8.3	Membership at a specified time	B-26
	8.4	Voting rights	B-26
	8.5	Direct voting	B-27
	8.6	Proxy vote to be identified	B-28
	8.7	Objection to right to vote	B-28
	8.8	Voting on resolution	B-28
	8.9	Chair may determine to take a poll	B-28
	8.10	Right to demand poll	B-28
	8.11	Procedure for demanding poll	B-28
	8.12	Minutes	B-29

9	Directors		B-29

	9.1	Number of directors	B-29
	9.2	Appointment of directors	B-29
	9.3	Confirmation of appointment	B-29
	9.4	Eligibility	B-30
	9.5	Removal of director	B-30
	9.6	Cessation of directorship	B-30
	9.7	Election and retirement of directors	B-31
	9.8	Resignation of directors	B-31
	9.9	Remuneration of directors	B-31
	9.10	Reimbursement of expenses	B-32
	9.11	Extra services	B-32
	9.12	Pensions and similar benefits	B-32
	9.13	Director’s interests	B-32

	9.14	Powers and duties of directors	B-33
	9.15	Negotiable instruments	B-33
	9.16	Alternate directors	B-33

10	Board meetings		B-34

	10.1	Convening meetings	B-34
	10.2	Notice of meetings	B-34
	10.3	Omission to give notice	B-34
	10.4	Use of technology	B-35
	10.5	Quorum at meetings	B-35
	10.6	Chair of meetings	B-35
	10.7	Passing resolutions at meetings	B-35
	10.8	Casting vote	B-36
	10.9	Conduct of meetings	B-36
	10.10	Written resolutions	B-36
	10.11	Minutes of meetings	B-36
	10.12	Committee meetings	B-37

11	Executive officers		B-37

	11.1	Secretary	B-37
	11.2	Provisions applicable to all executive officers	B-37

12	Execution of documents		B-37

13	Inspection and access to records		B-38

14	Distributions		B-38

	14.1	Dividends	B-38
	14.2	Unpaid calls and other amounts	B-38
	14.3	Manner and method of payment	B-39
	14.4	Transfer of assets	B-40
	14.5	Record Date	B-40
	14.6	Entitlement to dividends	B-40
	14.7	Unclaimed dividends	B-40
	14.8	Capitalisation of profits	B-40
	14.9	Additional powers	B-41
	14.10	Reserves	B-41
	14.11	Dividend reinvestment plan	B-42

15	Notices		B-42

	15.1	General	B-42
	15.2	Notices to holders of Securities	B-42
	15.3	Notices to directors	B-43
	15.4	Notices by directors to the Company	B-43
	15.5	Notices by post	B-43
	15.6	Notices by fax, email or other electronic means	B-43
	15.7	After hours service	B-43
	15.8	Electronic signatures	B-44

16	Indemnity and insurance		B-44

	16.1	Indemnity	B-44
	16.2	Documenting indemnity	B-44
	16.3	Insurance	B-44

17	Winding up		B-44

	17.1	Distribution of surplus on winding up	B-44
	17.2	Dividing property	B-45

18	General		B-45

	18.1	Currency	B-45
	18.2	Submission to jurisdiction	B-45
	18.3	Prohibition and enforceability	B-45

Schedule – Terms of Preference Shares			B-46

1	Interpretation

1.1	Definitions

In this Constitution:

Board means the board of directors of the Company from time to time.

Business Day means a day which is not a Saturday, Sunday or bank or public holiday in Queensland, Australia.

Company means Tritium DCFC Limited ACN 650 026 314, as that name may be changed from time to time.

Constitution means the constitution for the time being of the Company as constituted by this document and any resolutions of the Company modifying this document, and reference to a rule is a reference to a rule of this Constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Default Rate means the interest rate per annum that is the sum of 2% and the rate advised by Commonwealth Bank of Australia Limited (or such other bank as is nominated by the Company) as an equivalent rate charged by that bank for overdrafts in excess of $100,000.

Exchange means any stock exchange nationally recognized in the United States of America or Australia (including Nasdaq Capital Market) on which Securities are listed.

Listing Rules means the rules and regulations of any Exchange.

Register means:

(a)	in respect of shares, the register of members maintained pursuant to the Corporations Act; or

(b)	in respect of other Securities, the records of holders kept by the Company.

Representative means a person appointed to represent a corporate member or corporate representative at a meeting of the Company in accordance with the Corporations Act.

Security includes any share, any unit of a share, any rights to shares, any option to subscribe for any share, any instalment receipt and other security with rights of conversion to equity in the share capital of the Company and any debenture issued by the Company.

1.2	Construction

In this Constitution:

(a)	a reference to a partly paid share is a reference to a share on which there is an amount unpaid;

(b)	a reference to an amount unpaid on a share includes a reference to any amount of the issue price which is unpaid;

(c)	a reference to a call or an amount called on a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date;

(d)	a reference to a director in relation to rules applying to meetings of the directors, includes alternate directors;

(e)	unless the contrary intention appears:

(i)	a singular word includes the plural, and vice versa;

(ii)	words importing any gender include all other genders;

(iii)

words used to refer to persons generally or to refer to a natural person include a body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

(iv)	a reference to a person includes that person’s successors and legal personal representatives;

(v)

‘writing’ and ‘written’ includes printing, typing and other modes of reproducing words in a visible form including, without limitation, any representation of words in a physical document or in an electronic communication or form or otherwise;

(vi)

a reference to legislation is to be construed as a reference to that legislation, any subordinate legislation under it, and that legislation and subordinate legislation as amended, re-enacted or replaced for the time being; and

(vii)	where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase are given corresponding meanings;

(f)	a reference to a power is also a reference to authority or discretion;

(g)	a power, an authority or a discretion given to a director, the directors, the Company in general meeting or member may be exercised at any time and from time to time;

(h)	a power or authority to do something includes a power or authority, exercisable in the like circumstances to revoke or undo it;

(i)	the word ‘agreement’ includes an undertaking or other binding arrangement or understanding, whether or not in writing;

(j)	the words ‘including’, ‘include’ and ‘includes’ are to be construed without limitation;

(k)	a reference to dollars ($) is to Australian currency unless denominated otherwise; and

(l)	headings are used for convenience only and are not intended to affect the interpretation of this Constitution.

1.3	Application of the Corporations Act and Listing Rules

(a)	The rules that apply as replaceable rules to companies under the Corporations Act do not apply to the Company except so far as they are repeated in this Constitution.

(b)	Unless the contrary intention appears:

(i)	an expression in a rule that deals with a matter dealt with by a provision of the Corporations Act or Listing Rules has the same meaning as in that provision; and

(ii)	subject to rule 1.3(b)(i), an expression that is used in the Corporations Act or Listing Rules has the same meaning in this Constitution as in the Corporations Act or Listing Rules (as applicable).

1.4	Effect of the Listing Rules

While the Company is listed on any Exchange, the following provisions apply:

(a)	notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b)	nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c)	if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d)	if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(e)	if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision;

(f)	if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

2	Securities

2.1	Allotment and issue of Securities

Subject to the Corporations Act and this Constitution, the directors may allot and issue Securities in the Company to any person on such terms and with such rights as the directors determine.

2.2	Class rights

(a)

Subject to the Corporations Act and this Constitution, the directors may issue any Security with any preferred, deferred or other special rights or restrictions as to dividends, voting, return of capital, payment of calls or otherwise as the directors determine.

(b)

Subject to this rule 2.2 and the Corporations Act, the Company may by resolution convert or reclassify any Securities. Any amount unpaid on the Securities being converted must be divided equally among the replacement Securities.

(c)	Subject to the Corporations Act and the terms of issue of any class of Securities, any right attaching to Securities in that class may be cancelled, abrogated or varied:

(i)	by a special resolution passed at a separate meeting of the holders of the issued Securities of that class; or

(ii)	with the consent in writing of the holders of 75% of the issued Securities of that class.

(d)

Any right attaching to Securities of any class issued with preferred or other rights will not be abrogated or varied by the creation or issue of further Securities ranking equally with those Securities.

(e)

The provisions of the Corporations Act and this Constitution relating to special resolutions and meetings of the Company apply to a special resolution or meeting referred to in rule 2.2(c) with any necessary modifications.

2.3	Preference shares

(a)	The Company may issue any shares as preference shares including:

(i)	preference shares which are liable to be redeemed in a manner permitted by the Corporations Act; and

(ii)	preference shares in accordance with the terms of the Schedule.

(b)	The issue of any Security which ranks in priority to preference shares in any respect will be treated as a variation or abrogation of the rights of the preference shares.

2.4	Commission and brokerage

(a)

The Company may make payments by way of brokerage or commission to a person in consideration for the person subscribing or agreeing to subscribe, whether absolutely or conditionally, for Securities or procuring or agreeing to procure subscriptions, whether absolute or conditional, for Securities.

(b)	The brokerage or commission may be satisfied by payment in cash or by issue of any Securities.

2.5	Fractional entitlement

On any issue of Securities (including on a dividend or bonus issue), if a holder is entitled to a fraction of a Security, the directors may deal with that fractional entitlement, on behalf of that holder, in any manner determined by the directors to be appropriate, including by:

(a)	making cash payments;

(b)	determining that fractions may be disregarded;

(c)	appointing a trustee to deal with any fractional entitlements on behalf of members; and

(d)

rounding up any fractional entitlement to the nearest whole Security by capitalising any amount available for capitalisation under rule 14.8 (even if only some members participate in such capitalisation).

2.6	Certificates

(a)

If the Company participates in a computerised or electronic share transfer system conducted in accordance with the Listing Rules, the Company is not required to issue a certificate for the Securities held by a holder and may cancel a certificate without issuing another certificate where permitted to do so by the Listing Rules.

(b)	If Securities are not subject to a computerised or electronic share transfer system, a certificate for the Securities must be issued if required by the provisions of the Corporations Act.

2.7	Joint holders of Securities

Where two or more persons are registered as the joint holders of any Security:

(a)	subject to the Corporations Act, the Company will not register more than three people as joint holder of any Security;

(b)	they hold that Security as joint tenants with rights of survivorship;

(c)	any certificate or holding statement issued in respect of the Security must set out the name of all joint holders;

(d)

if the Company is required by the Corporations Act to issue a certificate or holding statement in respect of a Security, the Company must issue one certificate and delivery of a certificate for the Security to any one of the joint holders of the Share is delivery to all the joint holders;

(e)	each of them is jointly and severally liable to pay each call or instalment of each call and interest and any other amount payable in respect of that Security;

(f)	on transfer of that Security, the instrument of transfer must be signed by all joint holders; and

(g)

if the directors receive a request to convene a general meeting in accordance with the Corporations Act from any joint holder or any joint holders of that Security, the request must detail any proposed resolution, the name or names of the joint holder or holders requesting the meeting and be signed by all of the joint holders making the request. For this purpose, signatures of joint holders may be contained in more than one document.

2.8	Interests recognised

(a)	Subject to this Constitution and the rights of joint holders of Securities, the Company is entitled to treat the registered holder of any Security as the sole legal owner of that Security.

(b)	Subject to the Corporations Act and this Constitution, the Company is not required to recognise:

(i)	a person as holding a share on trust; or

(ii)	any equitable, contingent, future or other claim to or interest in any Security,

even if the Company has notice of such trust, claim or interest.

3	Calls, forfeiture and liens

3.1	Power to make calls

(a)

Subject to the Corporations Act, this Constitution and the terms on which the Securities are on issue, the directors may make a call on any holder in respect of any amount unpaid on any Security held by that holder which is not by the terms of issue of that Security made payable at fixed times.

(b)	The Board may, to the extent permitted by the Corporations Act, waive or compromise all or part of any payment due under the terms of any issue of a Security or under any call.

(c)	The terms on which Securities are on issue may differ between holders as to:

(i)	the amount to be paid on any call or instalment; and

(ii)	the date (or dates) on which payment is to be made.

(d)	Subject to the terms on which the Securities are on issue, a call is made on the date the directors resolve to make a call.

(e)	Subject to the terms on which the Securities are on issue, a call may be payable in one payment or in instalments.

3.2	Deemed call

Any amount unpaid on a Security that, by the terms of issue of that Security becomes payable on issue or at a fixed date:

(a)	is treated for the purposes of this Constitution as if that amount were payable under a call duly made and notified; and

(b)	must be paid on the date on which it is payable under the terms of issue of the Security.

3.3	Notice of call

(a)

Subject to the terms on which the Securities are on issue, at least 20 Business Days’ notice (or such longer period required by the terms of issue of the Securities) must be given to the holder of the date on which the amount of the call or the instalment of the amount of the call must be paid.

(b)	Subject to the terms on which the Securities are on issue, the notice must state:

(i)	the amount of the call or, as the case may be, the amount of each instalment;

(ii)	the date (or dates) for payment;

(iii)	the time (or times) for payment;

(iv)	the place (or places) for payment;

(v)	the manner of payment;

(vi)	that interest may be payable if payment is not made on or before the date (or dates) for payment; and

(vii)	that a lien will arise if the amount of the call or the instalment is not paid in accordance with the notice.

(c)	A call is not invalid by reason of any unintentional error or omission in giving notice or by non-receipt of notice.

3.4	Revocation, postponement or extension of calls

Subject to the terms on which the Securities are on issue, the directors may, by notice, revoke, postpone or extend the time for payment of the call.

3.5	Interest on unpaid calls

(a)	A member must pay to the Company any called amount in the manner, by the time and at the place specified in the notice of the call.

(b)	If an amount called is not paid on or before any date specified in the notice for payment, the holder must pay to the Company:

(i)	interest on the amount unpaid from the date specified in the notice of the call for payment until and including the date of actual payment; and

(ii)	all costs and expenses that the Company incurs due to the failure to pay or late payment.

(c)

For the purposes of rule 3.5(b)(i), the interest rate may be determined by the directors, or, if the directors do not determine a rate or no rate is set out in the relevant notice of the call, the interest rate is the Default Rate. Interest will accrue and compound daily.

(d)	The Board may waive the right to require the payment of interest.

3.6	Recovery of called amounts

(a)	In any proceeding to recover a call, or an amount payable due to the failure to pay a call or late payment of a call, proof that:

(i)	the name of the person against whom proceedings are issued is entered in the Register as the holder of the Securities the subject of the unpaid call;

(ii)	the resolution making the call is duly recorded in the minute book of the Company; and

(iii)	notice of the call was given to the holder of the Securities the subject of the unpaid call,

will be conclusive evidence of the obligation of the holder to pay the call and it is not necessary to prove the appointment of the directors who made the call or any other matter.

(b)	Any proceeding brought by the Company in accordance with this rule 3.5(d) will be without prejudice to the right of the Company to forfeit the Security the subject of the unpaid call.

(c)	In this rule 3.5(d) a proceeding to recover a call or an amount includes a proceeding against a person whom the Company alleges a set-off or counterclaim.

3.7	Payment of calls in advance

(a)	The Board may accept from a member in advance of any call, the whole or part of any amount unpaid on any Security.

(b)

The Board may authorise payment by the Company of interest (in an amount determined by the directors) upon the whole or any part of any sum so accepted from the date of payment until the date on which the sum paid is payable under a call.

(c)	Any sum accepted by the Company in advance of a call is:

(i)	to be treated as a loan to the Company, not as share capital of the Company until the date on which the sum is payable under a call or instalment; and

(ii)	not to be taken into account in determining an entitlement to vote or the amount of any dividend in respect of any Security.

(d)	The Board may repay any sum accepted in advance of a call.

3.8	Notice regarding forfeiture

If any holder does not pay the amount of any call or instalment in respect of any Security when it is due, the directors may give notice to the holder:

(a)	requiring payment of:

(i)	the unpaid call or instalment;

(ii)	any costs and expenses incurred by the Company as a result of the non-payment of the call or instalment; and

(iii)	interest that has accrued and compounded (on a daily basis) on the amount of the unpaid call or instalment;

(b)	demanding payment of those amounts within 10 Business Days after the date of the notice;

(c)	stating the place where payment is to be made; and

(d)	stating that the Security and any dividend in respect of it not yet paid are liable to be forfeited if payment of the amount demanded is not made in full by the due date set out in the notice.

3.9	Forfeiture

(a)

Subject to the Corporations Act, if payment of the amount demanded is not made in full in accordance with a notice given under rule 3.8, the directors may by resolution forfeit any Security the subject of the notice.

(b)	A forfeiture of any Security under this rule 3.9 includes all dividends, interest and other amounts payable by the Company on the forfeited Security and not actually paid before the forfeiture.

(c)

The Board may accept the surrender of any Security which may be forfeited. If the directors accept the surrender, that Security will be treated as having been forfeited and may be sold, re-issued or otherwise disposed of in the same manner as a forfeited Security.

(d)

If any Security is forfeited, notice of forfeiture will be given to the holder of that Security and the date and details of the forfeiture will be recorded in the Register. Failure to do so will not invalidate the forfeiture.

(e)	Any forfeited Security is the property of the Company and the directors may sell, re-issue or otherwise dispose of any forfeited Security on terms and in such manner as determined by the directors.

(f)	At any time before any forfeited Security is sold or otherwise disposed of, the directors may cancel the forfeiture on terms determined by it.

(g)

On forfeiture of any Security, the holder of that Security ceases to be a holder and ceases to have any right as a holder in respect of that forfeited Security (including in respect of any dividend), but remains liable to pay the Company:

(i)	all amounts payable by the former holder to the Company at the date of forfeiture;

(ii)	any and all costs or expenses incurred by the Company in respect of the forfeiture; and

(iii)

interest to accrue and to compound daily at a rate determined by the directors or, if no such rate is determined, at the Default Rate on those amounts from the date of forfeiture until payment of amounts and accrued interest in full.

(h)	The liability of a holder continues until:

(i)	the holder pays all those amounts and accrued interest in full; or

(ii)	the Company receives and applies as the net proceeds from the sale or other disposal of the forfeited Security an amount which is equal to or greater than all those amounts and accrued interest.

(i)

The Company may receive the net proceeds from the sale or other disposal of any forfeited Security and execute an instrument of transfer in respect of the forfeited Security. The Company must apply the net proceeds of any sale or other disposal of any forfeited Security in or towards satisfaction of:

(i)	firstly, costs and expenses paid or payable in connection with the enforcement of the forfeiture and the sale or other disposal of that Security; and

(ii)	secondly, all amounts due but unpaid and accrued interest on all those amounts.

(j)	The Company must pay the balance (if any) of the net proceeds of sale or other disposal to the person whose forfeited Security has been sold or otherwise disposed of.

(k)

The purchaser of any forfeited Security is entitled to assume that the proceeds of the sale or other disposal have been applied in accordance with this Constitution and is not responsible for the application of the purchase money by the Company.

(l)

The forfeiture of a Security extinguishes all interest in, and all claims and demands against the Company in respect of, the forfeited Security and all other rights incidental to the Security, subject to this Constitution.

3.10	Cancellation of forfeited Securities

(a)	Subject to the Corporations Act, the Company may, by resolution passed at a general meeting, cancel any forfeited Security.

(b)	The former holder of any such cancelled Security will remain liable for the amount called but unpaid in respect of the cancelled Security.

3.11	Lien on Securities

(a)	The Company has a first and paramount lien:

(i)	on each partly paid Security in respect of any call (including any instalment) due and payable but unpaid;

(ii)	on each Security in respect of any payment which the Company is required by law to pay (and has paid) in respect of the Security; and

(iii)

on each Security acquired under an employee incentive scheme for any money payable to the Company by the holder for the acquisition of the Security, including any loan under an employee incentive scheme.

(b)

In each case, the lien extends to all dividends from time to time payable in respect of the Securities and to reasonable interest (at such rate as the directors may determine or if the directors do not determine a rate at a rate equal to the Default Rate) and reasonable expenses incurred because the amount is not paid.

(c)	The Company may do all things necessary or appropriate for it to do to protect any lien or other right to which it may be entitled under any law or this Constitution.

(d)

By notice, the directors may discharge or waive, in whole or in part, any lien or declare any Security to be wholly or partly exempt from a lien, but otherwise no act or omission is to be taken as discharging, waiving or otherwise granting an exemption from any lien.

(e)

If any Security is subject to a lien and the Company registers the transfer of any Security subject to a lien without giving notice of the lien to the transferee of the Security, the lien is treated as waived as against the transferee.

3.12	Enforcement of lien

(a)	Subject to the Corporations Act, the Board may sell or otherwise dispose of any Security the subject of a lien, if:

(i)	a sum in respect of which the lien exists is due and payable but is unpaid;

(ii)	the Company has provided notice to the holder:

(A)	setting out the amount due but unpaid;

(B)	demanding payment of that amount; and

(C)	stating that the Security is liable to be sold or otherwise disposed of if payment of that amount is not made within 10 Business Days after the date of the notice; and

(iii)	the amount specified in the notice is not paid in full in accordance with the notice.

(b)	The terms on which and manner by which any Security may be sold or otherwise disposed of are to be determined by the directors.

(c)

Interest accrues and compounds daily at the rate determined by the directors or, if no such rate is determined, at the Default Rate on the amount due but unpaid, costs and expenses incurred in connection with the enforcement of the lien and the sale or other disposal of the Securities.

(d)

The Company may receive the net proceeds of the sale or other disposal of any Security and execute an instrument of transfer in respect of the Security. The Company must apply the net proceeds of the sale or disposal of any Security in or towards satisfaction of:

(i)	firstly, costs and expenses paid or payable in connection with the enforcement of the lien and the sale or other disposal of that Security; and

(ii)	secondly, all amounts due but unpaid and accrued interest on all those amounts.

(e)

The Company must pay any balance of the net proceeds of sale or other disposal to the person whose Security has been sold or otherwise disposed of. The Company is not required to pay interest on any amount payable under this rule 3.12(e).

(f)

The purchaser of any Security the subject of a lien is entitled to assume that the proceeds of sale or other disposal have been applied in accordance with this Constitution and is not responsible for the application of the purchase money by the Company.

3.13	Continuing liability

If the net proceeds from the sale or other disposal under this rule 3 are less than the sum of:

(a)	the amount due but unpaid in respect of that Security;

(b)	the costs and expenses paid or payable in connection with the enforcement of the lien and the sale or other disposal; and

(c)	interest on those amounts,

(together the Shortfall) the person whose Security has been sold or otherwise disposed of continues to be liable and must pay to the Company an amount equal to the Shortfall together with interest at the Default Rate.

3.14	Member’s indemnity for payment required by law

(a)

If the law of any jurisdiction imposes or purports to impose any immediate, future or possible liability on the Company, or empowers or purports to empower any person to require the Company to make any payment in respect of a member, a Security held by that member (whether alone or jointly) or a dividend or other amount payable in respect of a Security held by that member, the Company:

(i)	is fully indemnified by that member from that liability;

(ii)	may recover as a debt due from the member the amount of that liability together with interest at the Default Rate from the date of payment by the Company to the date of repayment by the member; and

(iii)	subject to rule 5, may refuse to register a transfer of any Security by that member until the debt has been paid to the Company.

(b)

Nothing in this document in any way prejudices or affects any right or remedy which the Company has (including any right of set off) and, as between the Company and the member, any such right or remedy is enforceable by the Company.

(c)	The directors may:

(i)	exempt a Security from all or part of this rule 3.14; and

(ii)	waive or compromise all or any part of any payment due to the Company under this rule 3.14.

4	Transfer and transmission of Securities

4.1	Participation in computerised or electronic systems

The Board may do anything it considers necessary or desirable and that is permitted under the Corporations Act and the Listing Rules to facilitate the Company’s participation in any computerised or electronic system established or recognised by the Corporations Act or the Listing Rules for the purposes of facilitating dealings in Securities.

4.2	Form of transfers

(a)

Subject to this Constitution and to any restrictions attached to the Security, a holder may transfer all or any of the holder’s Securities by an instrument of transfer in writing in any usual or common form or in any other form that the directors approve or is otherwise permitted by the Corporations Act.

(b)

If an instrument of transfer under rule 4.2(a) is used to transfer a share and the transferor or transferee is a clearing house or its nominee(s), the instrument of transfer may be executed by hand or by machine imprinted signature or by such other manner of execution as the directors may approve from time to time.

4.3	Registration procedure

(a)

Subject to rules 3.14(a)(iii) and 4.4, upon receipt of a transfer of Securities that complies with rules 4.2 and 4.3, the Company must register the nominated transferee as the holder of the relevant Securities.

(b)	A transfer under rule 4.2(a) must:

(i)

be executed by or on behalf of both the transferor and the transferee (the directors may resolve, either generally or in any particular case, to accept for registration an instrument of transfer that has been executed using a machine imprinted signature);

(ii)	if required by law to be stamped, be duly stamped; and

(iii)

be delivered to the registered address of the Company or the relevant registry for registration together with the certificate (if any) for the Securities to be transferred and, subject to the Listing Rules, any other evidence the directors may require to prove the title of the transferor to the Securities and the transferor’s right to transfer the Securities.

(c)	The Company must register a paper-based instrument of transfer in registrable form (subject to rule 4.4(a)(iii)) and must do so without charge.

(d)	On registration of a transfer of Securities, the Company must cancel the old certificate (if any) and any duplicate certificate.

4.4	Directors’ power to decline to register transfer

(a)	The directors may decline to register, or prevent registration of, a transfer of Securities where:

(i)	the transfer is not in registrable form;

(ii)	the Company has a lien on any of the Securities the subject of the transfer;

(iii)	the transfer is paper-based and registration of the transfer will result in a holding which is less than a marketable parcel;

(iv)	the registration of the transfer may breach an applicable law or would be in breach of any order of any applicable court;

(v)	the transfer is not permitted under the terms of issue of the Security (including the terms of any employee incentive scheme of the Company); or

(vi)	the Company is otherwise permitted or required to do so under any applicable law, Listing Rules or terms of issue of the Securities.

(b)

If the Company refuses to register a paper-based transfer under rule 4.4(a), it must tell the lodging party in writing of the refusal and the reason for it, within five Business Days after the date on which the transfer was lodged.

4.5	Instruments of transfer retained

(a)	All instruments of transfer that are registered will be retained by the Company for such period as the directors may determine.

(b)	Any instrument of transfer which the directors decline to register will, except in the case of fraud, or alleged fraud, upon demand in writing be returned to the party who delivered it.

4.6	Transmission of Securities on death

(a)	On the death of a holder, the Company will recognise only:

(i)	where the holder was a sole holder, the personal representative of the deceased holder; and

(ii)	where the holder was a joint holder, the surviving joint holder (or holders), as being entitled to the deceased’s interest in Securities of the deceased holder.

(b)

A person who becomes entitled to a Security upon the death of a holder may, having provided the directors with such evidence as required by the directors to prove that person’s entitlement to the Securities of the deceased holder:

(i)	by giving a signed notice to the Company, elect to be registered as the holder of any Security owned by the deceased; or

(ii)	subject to the provisions of this Constitution as to transfers, transfer any Security owned by the deceased to another person.

(c)	A trustee, executor or administrator of the estate of a deceased holder may be registered as the holder of any Security owned by the deceased as trustee, executor or administrator of that estate.

(d)	The death of a holder will not release the estate of that holder from any liability in respect of any Securities.

4.7	Transmission of Securities on bankruptcy

(a)

A person who becomes entitled to a Security on the bankruptcy of a holder may, having provided the directors with such evidence as required by the directors to prove that person’s entitlement to the Securities of the bankrupt holder:

(i)	by giving a signed notice to the Company, elect to be registered as the holder of any Security owned by the bankrupt holder; or

(ii)	subject to the provisions of this Constitution as to transfers, transfer any Security owned by the bankrupt holder to another person.

(b)	A trustee or administrator of a person who is bankrupt may be registered as the holder of any Security owned by that person as trustee or administrator of that person’s affairs.

(c)	This rule 4.7 is subject to the Bankruptcy Act 1966 (Cth).

4.8	Transmission of Securities on mental incapacity

(a)

A person who becomes entitled to a Security because a holder is subject to assessment or treatment under any mental health law may, having provided the directors with such evidence as required by the directors to prove that person’s entitlement to the Securities of the that holder:

(i)	by giving a signed notice to the Company, elect to be registered as the holder of any Security owned by the holder; or

(ii)	subject to the provisions of this Constitution as to transfers, by giving a proper instrument of transfer to the Company, transfer any Securities owned by the holder to another person.

(b)

A trustee or administrator of a person who is mentally or physically incapable of managing his or her affairs, may be registered as the holder of any Security owned by that person as trustee or administrator of that person’s affairs.

5	General meetings

5.1	Annual general meetings

Annual general meetings must be held in accordance with the Corporations Act and the Listing Rules.

5.2	Calling a general meeting

A general meeting may only be called:

(a)	by a directors’ resolution; or

(b)	as otherwise provided in the Corporations Act or the Listing Rules.

5.3	Notice of general meeting

(a)

Notice of a general meeting must be given to the members, directors and the auditor in accordance with the Corporations Act, and while the Company is listed on an Exchange, notice must be given to the Exchange within the time limits prescribed by the Listing Rules.

(b)	The notice must:

(i)	state the date, time and place (or places) of the meeting (and if the meeting is to be held in two or more places, the technology that will be used to facilitate this);

(ii)	state the general nature of the business to be conducted at the meeting;

(iii)	state any proposed resolutions;

(iv)	contain a statement informing the members of the right to appoint a proxy;

(v)	if there is to be an election of directors, the names of the candidates for election; and

(vi)	any other matters required by the Corporations Act.

(c)	A notice of meeting must be accompanied by a form of proxy which satisfies the requirements of the Corporations Act.

(d)	Unless the Corporations Act provides otherwise:

(i)	no business may be transacted at a general meeting unless the general nature of the business is stated in the notice calling the meeting; and

(ii)

except with the approval of the directors or the chair, no person may move any amendment to a proposed resolution the terms of which are set out in the notice calling the meeting or to a document which relates to such a resolution, a copy of which has been made available to members to inspect or obtain.

5.4	General meetings at two or more places

(a)

A general meeting may be held in two or more places. If a general meeting is held in two or more places or otherwise in accordance with the Corporations Act, the Company must use technology that gives members a reasonable opportunity to participate at that general meeting.

(b)

If, before or during a general meeting, any technical difficulty occurs which precludes a member from having a reasonable opportunity to participate, the chair may either adjourn the meeting until the technology gives members a reasonable opportunity to participate or continue the meeting (in which case no member may object to the meeting being held or continuing).

5.5	Postponement or cancellation of general meetings

(a)

By resolution of the Board any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Corporations Act or the Listing Rules.

(b)

A general meeting convened under section 249D of the Corporations Act may not be postponed beyond the date by which section 249D of the Corporations Act requires it to be held and may not be cancelled without the consent of the member or members who requested it.

5.6	Notice of change, postponement or cancellation

Notice of cancellation or postponement or change of place of a general meeting must state the reason for cancellation or postponement and be:

(a)	published in a daily newspaper circulating in Australia;

(b)	while the Company is listed on an Exchange, be given to the Exchange or otherwise in accordance with the Listing Rules; or

(c)	subject to the Corporations Act, given in any other manner determined by the directors.

5.7	Omission to give notice relating to general meeting

(a)	Subject to the Corporations Act, no resolution passed at or proceedings of any general meeting will be invalid because of any unintentional omission or error in giving or not giving notice of

(i)	that general meeting;

(ii)	any change of place (or places) of that general meeting;

(iii)	postponement of that general meeting, including the date, time and place (or places) for the resumption of the adjourned meeting; or

(iv)	resumption of that adjourned general meeting.

(b)	A person’s attendance at a general meeting waives any objection that person may have in respect of any unintentional omission or error in the giving of a notice.

6	Proceedings at general meetings

6.1	Quorum

(a)

No business may be transacted at a general meeting, except the election of a chair and the adjournment of the meeting, unless a quorum is present when the meeting proceeds to business and remains present throughout the meeting.

(b)	A quorum at a general meeting is 33.3% or more members present in person or by proxy and entitled to vote.

(c)	If a member has appointed more than one proxy and two or more proxies attend a general meeting, only one proxy will be counted for the purposes of determining whether there is a quorum.

(d)	A member placing a direct vote under rule 8.5(a) is not taken into account in determining whether or not there is a quorum at a general meeting.

6.2	Lack of quorum

(a)	If a quorum is not present within 30 minutes after the time appointed for a general meeting (or any longer period of time as the chair may allow) the general meeting:

(i)	if convened by a director or on the request of members, is dissolved; or

(ii)

in any other case, is adjourned to a day, time and place (or places) as the chair determines or if the chair is not present, as the directors at the meeting determine or, if the directors do not so determine, to the same day in the next week at the same time and place (or places) as the adjourned meeting.

(b)	If a quorum is not present within 30 minutes after the time appointed for the resumption of the adjourned general meeting, the general meeting is dissolved.

6.3	Chairing general meetings

(a)	The chair of the Board from time to time will be entitled to chair each general meeting of the Company.

(b)

If the chair is not present within 15 minutes after the time appointed for any general meeting or if the chair is unwilling or unable to act as chair for the whole or any part of that general meeting, the deputy chair of Board meetings (if any) will chair the general meeting, or if there is no deputy chair or if the deputy chair is not present or is unwilling or unable to act, the directors present may elect a director present to chair that general meeting.

(c)

If no director is elected or if all the directors present decline to take the chair for the whole or any part of that general meeting, the members present (whether in person or by proxy) may elect a member present (in person) to chair the whole or any part of that general meeting.

(d)

A chair of a general meeting may, for any item of business or part of a meeting, vacate the chair in favour of another director who will preside as acting chair. Where an instrument of proxy appoints the chair as proxy for any part of the proceedings for which the acting chair presides, the instrument of proxy will be taken to have been given in favour of the acting chair for the relevant part of the proceedings of the general meeting.

6.4	Admission to and conduct of general meetings

(a)

Subject to the Corporations Act, the chair of each general meeting has charge of the conduct of that meeting, including the procedures to be adopted and the application of those procedures at that meeting.

(b)

The chair of each general meeting may take any action the chair considers necessary to enable that meeting to be carried on in an orderly and proper manner and to ensure the safety of all persons at that meeting and may:

(i)	require any person not to enter or to leave the place (or any place) at which the meeting is to be held, including any person:

(A)	in possession of any thing:

(1)	allowing pictorial or sound recording; or

(2)	that may be used in any demonstration or disruption, including any banner or placard;

(B)	who has a placard or banner;

(C)	who does not permit inspection of any thing in that person’s possession;

(D)	who the chair considers may disrupt that general meeting;

(E)	who behaves or threatens to behave in a dangerous, offensive or disruptive way;

(F)	who, in the opinion of the chairperson, is not complying with the reasonable directions of the chairperson.

(ii)	refuse entry to any person not entitled to receive notice of the meeting.

The chair may delegate the powers conferred by this rule 6.4(b) to any person the chair thinks fit.

(c)

Without prejudice to the application of the Corporations Act, any director and any person (whether or not a member) invited to speak at a general meeting (including by the chair during the general meeting) may speak at the general meeting. No other person may speak at the general meeting.

(d)

Subject to this Constitution, the chair may require the application of any proceeding that the chair considers necessary to allow proceedings at any meeting to be carried on in an orderly and proper manner, including:

(i)	imposing a limit on the time that a person may speak on any matter and terminating debate or discussion on any matter being considered and requiring the matter to be put to a vote of members;

(ii)	adopting any procedures for casting or recording votes at the meeting whether on a show of hands or a poll (including the appointment of scrutineers); and

(iii)	requiring any person to leave any meeting, and if that person does not leave as required, have that person removed from the meeting.

(e)	A determination by the chair for the purpose of this rule 6.4 binds all members and is final.

6.5	Adjournment

(a)	The chair of a general meeting at which a quorum is present may adjourn the meeting to another date, time and place (or places).

(b)	The chair of a general meeting may at any time during the course of the meeting:

(i)	adjourn the meeting or any business, motion, question or resolution being or to be considered by the meeting to a later time at the same meeting or to an adjourned meeting; and

(ii)	for the purpose of allowing any poll to be taken or determined, suspend the proceedings of the meeting for such period or periods as the chair determines.

(c)

Subject to the Corporations Act and the Constitution, the chair’s rights under rule 6.5(b) are exclusive and, unless the chair requires otherwise, no vote may be taken or demanded by the members about any postponement, adjournment or suspension of proceedings.

(d)	No business may be transacted on the resumption of an adjourned or postponed general meeting other than the business left unfinished at the adjourned general meeting.

(e)	Where a meeting is adjourned, notice of the adjourned meeting must be given to the Exchange, but need not be given to any other person.

6.6	Postponement

Subject to this Constitution, except where the general meeting has been convened by a court, the chair may postpone any general meeting, if at the place (or a place) and the time for that general meeting it appears to the chair that:

(a)	there is insufficient space for the members who wish to attend the meeting; or

(b)

the postponement of the meeting is necessary because the business of the meeting is unlikely to be capable of being carried on in an orderly and proper manner, including because of the behaviour of any person present.

7	Proxies, attorneys and Representatives

7.1	Appointment of proxy

(a)

Subject to this Constitution, a member who is entitled to attend and to vote at a general meeting of the Company may appoint a person as proxy to attend, speak and vote for that member. The instrument appointing a proxy may restrict the exercise of any power.

(b)	A proxy may be, but does not have to be, a member.

(c)	A proxy is not entitled to vote if the member who has appointed the proxy is present in person at the meeting.

(d)

If a member is entitled to cast two or more votes at a meeting, the member may appoint two proxies. If the member appoints two proxies and the appointment does not specify the proportion or the number of votes each proxy may exercise, each proxy may exercise half the votes.

7.2	Member’s attorney

Subject to this Constitution, a member may appoint an attorney to act, or to appoint a proxy to act, at a meeting of members. If the appointor is an individual, the power of attorney must be signed in the presence of at least one witness.

7.3	Proxy instruments and powers of attorney

(a)

Subject to the Corporations Act and rule 7.4(b), an appointment of a proxy or an attorney must be in writing and be signed by the member appointing the proxy or attorney, or if an appointment of a proxy by the duly authorised attorney of the member, and state:

(i)	the member’s name and address;

(ii)	the Company’s name;

(iii)	the proxy’s name or the name of the office held by the proxy; and

(iv)	the general meeting at which the proxy may be used, or if the appointment is a standing one, a clear statement to that effect.

(b)

Where an instrument appointing a proxy is signed pursuant to a power of attorney, a copy of the power of attorney (certified or notarised by a notary public as a true copy of the original) must be attached to the proxy instrument sent to the Company.

(c)	An instrument appointing a proxy or attorney may direct the way in which the proxy or attorney is to vote on a particular resolution.

(d)	Subject to the Corporations Act, if an instrument contains a direction:

(i)	the proxy need not vote unless the proxy is the chair of the meeting, in which case the proxy must vote on a poll; and

(ii)	if a proxy votes, the proxy is not entitled to vote on the proposed resolution except as directed in the instrument.

(e)	If an instrument does not contain a direction, the proxy is entitled to vote on the proposed resolution as the proxy considers appropriate.

(f)	If a proxy is appointed to vote on a particular resolution by more than one member, that proxy:

(i)	may vote on a show of hands in the same way if each instrument appointing the proxy directs the proxy to vote in the same way or does not direct the proxy how to vote; and

(ii)	may not vote on a show of hands unless each instrument appointing the proxy and directing the proxy to vote in a particular way directs the proxy to vote in the same way.

7.4	Proxy and attorney instruments to be received by Company

(a)

An instrument purporting to appoint a proxy or attorney is not effective unless it is received, together with any additional documentation, including a copy of the power of attorney (certified or notarised by a notary public as a true copy of the original), by the Company:

(i)	at least 48 hours before the general meeting or, as the case may be, the postponed or adjourned general meeting; or

(ii)

where rule 7.4(d) applies, such shorter period before the time for holding the general meeting or, as the case may be, postponed or adjourned general meeting, as the Company determines in its discretion, at any of the following:

(iii)	the registered office; or

(iv)	a place, facsimile number or electronic address specified for that purpose in the notice of the general meeting.

(b)

For the purposes of rule 7.4(a), a proxy instrument received at an electronic address specified in the notice of general meeting for the receipt of proxy instruments or otherwise received by the Company in accordance with the Corporations Act is taken to have been signed or executed if the appointment:

(i)	includes or is accompanied by a personal identification code allocated by the Company to the member making the appointment;

(ii)	has been duly authorised by the member in another manner approved by the directors and specified in or with the notice of meeting; or

(iii)	is otherwise authenticated in accordance with the Corporations Act.

(c)

The Company is entitled to clarify with a member any instruction on an instrument appointing a proxy or attorney which is received by the Company within the period referred to in rule 7.4(a)(i) or 7.4(a)(ii) (as applicable) by written or verbal communication. The Company, at its discretion, is entitled to amend the contents of any instrument appointing a proxy or attorney to reflect any clarification in instruction and the member at that time is taken to have appointed the Company as its attorney for this purpose.

(d)

Where an instrument appointing a proxy or attorney has been received by the Company within the period specified in rule 7.4(a)(i) and the Company considers that the instrument has not been duly executed, the Company, in its discretion, may:

(i)	return the instrument appointing the proxy or attorney to the appointing member; and

(ii)	request that the member duly execute the instrument and return it to the Company within the period determined by the Company under rule 7.4(a)(ii) and notified to the member.

An instrument appointing a proxy or attorney which is received by the Company in accordance with this rule 7.4(d) is taken to have been validly received by the Company.

7.5	Power to demand poll

A proxy or attorney may demand, or join in demanding, a poll.

7.6	Revocation of proxy or attorneys

A member may revoke the appointment of a proxy or attorney appointed by it by notice to the Company stating that the appointment of a proxy or attorney is revoked or by appointing a new proxy or attorney.

7.7	Validity of votes of proxy or attorney

A vote cast by a proxy or attorney will be valid unless not less than 48 hours before the start of a general meeting (or, in the case of an adjourned or postponed general meeting, any lesser time that the directors or the chair of the meeting decide) at which a proxy or attorney votes, the Company receives notice of:

(a)	the member who appointed the proxy or attorney ceasing to be a member;

(b)	the revocation of the instrument appointing the proxy or attorney;

(c)	the appointment of a new proxy or attorney; or

(d)	the revocation of any power of attorney under which the proxy or attorney was appointed.

7.8	Appointment of Representative

(a)	Subject to this Constitution, if a member is a body corporate, it may appoint a natural person as its Representative to exercise on its behalf any or all of the powers it may exercise:

(i)	at meetings of the members; or

(ii)	at meetings of creditors or debenture holders.

(b)	The appointment of a Representative may be a standing one.

7.9	Authority to act as Representative

(a)	An appointment of a Representative must be in writing and be signed by the body corporate appointing the Representative and state:

(i)	the member’s name and address;

(ii)	the Company’s name;

(iii)	the Representative’s name or the name of the office held by the Representative; and

(iv)	the general meeting at which the Representative may act, or if the appointment is a standing one, a clear statement to that effect.

(b)	The instrument appointing the Representative may restrict the exercise of any power.

7.10	Instrument to be received by the Company

(a)

An instrument purporting to appoint a Representative is not valid unless it is received by the Company at least 48 hours before the general meeting or, in the case of an adjourned meeting, at least 48 hours before the resumption of an adjourned general meeting.

(b)	An instrument appointing a Representative must be received by the Company at any of the following:

(i)	the registered office; or

(ii)	a place, facsimile number or electronic address specified for that purpose in the notice of the general meeting.

7.11	Revocation of appointment of Representative

A member may revoke the appointment of a Representative appointed by it by notice to the Company stating that the appointment of the Representative is revoked or by appointing a new Representative.

7.12	Validity of votes of Representative

A vote cast by a Representative will be valid unless before the start of the general meeting (or, in the case of an adjourned or postponed general meeting, not less than 48 hours before the resumption of the adjourned or postponed general meeting) at which a Representative votes:

(a)	the member who appointed the Representative ceases to be a member; or

(b)	the Company has received notice of the revocation of the instrument appointing the Representative.

7.13	No liability

The Company is not responsible for ensuring:

(a)	any directions provided in the instrument appointing the proxy or attorney or the way in which a proxy or attorney is to vote on a particular resolution are complied with; and

(b)	that the terms of appointment of a Representative are complied with, and accordingly is not liable if those directions or terms are not complied with.

8	Voting at general meetings

8.1	Decisions of a general meeting

Except as required by the Corporations Act, questions or resolutions arising for determination at a general meeting will be decided by a majority of votes cast by members present in person or by proxy (excluding any member who abstains from voting).

8.2	Casting vote

If on any ordinary resolution an equal number of votes is cast for and against a resolution, the chair has a casting vote in addition to any vote cast by the chair as a member.

8.3	Membership at a specified time

The Board may determine, for the purposes of a particular meeting of members, that all Securities that are quoted on an Exchange at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made in accordance with the Corporations Act.

8.4	Voting rights

(a)	Subject to this Constitution and the terms on which Securities are issued, at a general meeting:

(i)	on a show of hands:

(A)	if a member has appointed two proxies, neither of those proxies may vote;

(B)	a member who is present and entitled to vote and is also a proxy, attorney or Representative of another member has one vote; and

(C)	subject to rules 8.4(a)(i)(A) and 8.4(a)(i)(B), every individual present who is a member, or a proxy, attorney or Representative of a member, entitled to vote, has one vote; and

(ii)	on a poll every member entitled to vote who is present in person or by proxy, attorney or Representative or who has submitted a valid direct vote under rule 8.5(a):

(A)	has one vote for every fully paid share held; and

(B)

subject to rule 8.4(a)(iii) and 8.4(e), in respect of each partly paid share held has a fraction of a vote equal to the proportion which the amount paid bears to the total issue price of the share; and

(iii)	unless:

(A)	otherwise provided in the terms on which shares are issued, in calculating the fraction of a vote which the holder of a partly paid share has, the Company must not count an amount:

(B)	paid in advance of a call; or

(C)	credited on a partly paid share without payment in money or money’s worth being made to the Company.

(b)

A joint holder may vote at a meeting either personally or by proxy, attorney or Representative as if that person was the sole holder. If more than one joint holder tenders a vote in respect of the relevant shares, the vote of the holder named first in the Register who tenders a vote, whether in person or by proxy, attorney or Representative, must be accepted to the exclusion of the votes of the other joint holders.

(c)

Subject to any applicable law, a parent or guardian of a natural person who is a minor may vote at any general meeting in respect of Securities registered in the name of the minor if the parent or the guardian produces evidence required by the directors to demonstrate parenthood or appointment as guardian. Any vote cast by a parent or guardian in respect of any Security registered in the name of the minor that has produced such evidence will be counted and any vote cast by the minor will not be counted.

(d)

A person entitled to the transmission of a Security under rule 4.6, 4.7 or 4.8 may vote at a general meeting in respect of that Security in the same way as if that person were the registered holder of the Security if, at least 48 hours before the meeting (or such shorter time as the directors determines), the directors:

(i)	admitted that person’s right to vote at that meeting in respect of the Security; or

(ii)	were satisfied of that person’s right to be registered as the holder of, or to transfer, the share.

Any vote duly tendered by that person must be accepted and the vote of the registered holder of those shares must not be counted.

(e)	A member is not entitled to vote in respect of any Security on which a call or instalment of a call is due and payable but is unpaid.

8.5	Direct voting

(a)

A member who is entitled to attend and vote on a resolution at a general meeting may, where the directors so determine, vote by electronic or other means at that general meeting. Any vote so admitted is referred to as a ‘direct vote’. The directors may, in their absolute discretion, determine the means by which a direct vote may be cast which may include:

(i)	post;

(ii)	facsimile; or

(iii)	other electronic means.

(b)	A direct vote on a resolution at a meeting in respect of a Security cast in accordance with rule 8.5(a) is of no effect and will be disregarded:

(i)	if, at the time of the resolution, the person who cast the direct vote:

(A)	is not entitled to vote on the resolution in respect of the Security; or

(B)	would not be entitled to vote on the resolution in respect of the share if the person were present at the meeting at which the resolution is considered;

(ii)	if, had the vote been cast in person at the meeting at which the resolution is considered:

(A)	the vote would not be valid; or

(B)	the Company would be obliged to disregard the vote; and

(iii)	if the direct vote was cast otherwise than in accordance with any regulations, rules and procedures prescribed by the directors under rule 8.5(a).

(c)

Subject to any rules prescribed by the directors, if the Company receives a valid direct vote on a resolution in accordance with rule 8.5(a) and 8.5(b) and, prior to, after or at the same time as receipt of the direct vote, the Company receives an instrument appointing a proxy, attorney or Representative to vote on behalf of the same member on that resolution, the Company may regard the direct vote as effective in respect of that resolution and disregard any vote cast by the proxy, attorney or Representative on the resolution at the meeting.

(d)	A direct vote by a member is not revoked by the member attending the meeting unless the member instructs the Company (or at the Company’s instruction, the share registry of the Company) prior to the meeting that the member wishes to vote in person on any or all of the resolutions to be put before the meeting, in which case the direct vote by the member is revoked.

8.6	Proxy vote to be identified

Before a vote is taken the chair must inform the members present whether any proxy votes have been received and, if so, how the proxy votes are to be cast.

8.7	Objection to right to vote

(a)	A challenge or dispute in relation to a right to vote at a general meeting:

(i)	may only be made at that general meeting; and

(ii)	must be determined by the chair.

(b)	A determination made by the chair in relation to a challenge or dispute in relation to a right to vote is binding on all members and is final.

8.8	Voting on resolution

(a)	At any general meeting, a resolution put to a vote must be determined by a show of hands unless a poll is demanded in accordance with this Constitution.

(b)

At any general meeting, unless voting is conducted by way of a poll, a declaration by the chair following a vote on a show of hands that a resolution has either been passed or lost is conclusive evidence of that fact without proof of the number or proportion of votes recorded for or against such resolution.

8.9	Chair may determine to take a poll

The chair of a general meeting may determine that a poll be taken on any resolution.

8.10	Right to demand poll

(a)	A poll may be demanded on any resolution at a general meeting other than the election of a chair or the question of an adjournment.

(b)	A demand for a poll may be made by:

(i)	at least five members entitled to vote on the resolution; or

(ii)	members with at least five percent of the votes that may be cast on the resolution on a poll.

8.11	Procedure for demanding poll

(a)	A poll may be demanded:

(i)	before a vote on a show of hands is taken;

(ii)	before the result of a vote on a show of hands is declared; or

(iii)	immediately after the result of a vote on a show of hands is declared.

(b)	If a poll is demanded, it may be taken in the manner and at the time and place (or places) as the chair directs.

(c)	The demand for a poll may be withdrawn with the chair’s consent.

(d)	A demand for a poll does not prevent the general meeting continuing for the transaction of any business.

8.12	Minutes

(a)	Within one month after each general meeting, the directors must record or cause to be recorded in the minute book of the Company:

(i)	the proceedings and resolutions of each general meeting;

(ii)	any declarations at each general meeting; and

(iii)	any information in relation to proxy votes which is required by the Corporations Act.

(b)	The minute books must be kept at the registered office.

(c)	Members may inspect the minute books between the hours of 9:00 am and 5:00 pm on any Business Day. No amount may be charged for inspection.

9	Directors

9.1	Number of directors

(a)	The Board may decide the number of directors (not counting alternate directors) but that number must be:

(i)	at least three; and

(ii)	not more than 12,

unless the Company in general meeting resolves otherwise if required under the Corporations Act. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect. At least two directors must reside ordinarily in Australia.

(b)	The Directors and Secretary in office on the date this Constitution becomes effective, continue in office subject to this Constitution.

9.2	Appointment of directors

(a)	Subject to this Constitution, the Company may by resolution at a general meeting appoint a natural person as a director.

(b)	A director need not hold any Securities in the Company.

(c)

Subject to this Constitution, the directors may by resolution appoint a natural person as a director either as an additional director or to fill a casual vacancy provided the total number of directors do not exceed the maximum number of directors permitted under this Constitution.

(d)

An appointment of a person as a director is not effective unless a signed consent to the appointment is provided by that person to the Company. The appointment of a person as a director will take effect on the later of the date of appointment and the date on which the Company receives the signed consent.

9.3	Confirmation of appointment

(a)

If a person is appointed as a director by the Board, the Company must confirm the appointment at the next annual general meeting. If the appointment is not confirmed, the person ceases to be a director at the conclusion of the annual general meeting.

9.4	Eligibility

(a)	A person is eligible for election to the office of director at a general meeting only if one or more of the following apply:

(i)	the person is in office as a director immediately before that meeting;

(ii)	the person has been nominated by the Board for election at that meeting; or

(iii)	the person who is suitably qualified and experienced has been nominated by members with at least five percent of the votes that may be cast at any general meeting; but

(b)	in each case, no more than 90 Business Days before the meeting.

9.5	Removal of director

(a)	The Company may remove a director by resolution at a general meeting.

(b)	Subject to the Corporations Act, at least two months’ notice must be given to the Company of the intention to move a resolution to remove a director at a general meeting.

(c)	If notice of intention to move a resolution to remove a director at a general meeting is received by the Company, the director must be given a copy of the notice as soon as practicable.

(d)	The director must be informed that the director may:

(i)	submit a written statement to the Company for circulation to the members before the meeting at which the resolution is put to a vote; and

(ii)	speak to the motion to remove the director at the general meeting at which the resolution is to be put to a vote.

9.6	Cessation of directorship

A person ceases to be a director and the office of director is vacated if the person:

(a)	is removed from office as a director by a resolution of the Company at a general meeting or in accordance with the Corporations Act;

(b)	resigns as a director in accordance with this Constitution;

(c)	becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(d)	becomes bankrupt or insolvent or makes any arrangement or composition with his or her creditors generally;

(e)

is convicted on indictment of an offence and the directors do not within one month after that conviction, resolve to confirm the director’s appointment or election (as the case may be) to the office of director;

(f)	dies;

(g)	is disqualified from acting as a director under the Corporations Act;

(h)

is absent from Board meetings for a continuous period of six consecutive months without leave of absence from the directors and a majority of the other directors have not, within 10 Business Days of having been given a notice by the secretary giving details of the absence, resolved that a leave of absence be granted; or

(i)	ceases to be employed and rule 11.2(e) applies.

9.7	Election and retirement of directors

(a)

At each annual general meeting, one-third of the directors are subject to retirement by rotation (or, if the number of directors is not a multiple of three then the number nearest to but not exceeding one-third of the directors must retire from office as directors), provided that no director may retain office for more than three years or past the third annual general meeting following the director’s appointment, whichever is the longer. An election of directors must take place each year.

(b)

The directors to retire by rotation at each annual general meeting must include any director who wishes to retire and does not wish to be re-appointed as a director. Any further director required to retire must be the director who has been in office the longest as director.

(c)

If there are two or more directors that have been in office for an equal amount of time, and an agreement cannot be reached between those directors on who will retire, the director or directors who will retire will be determined in any manner determined by the chair and if the chair is not able and/or willing to act, by the deputy chair (if any).

(d)	A retiring director is eligible for re-appointment.

(e)	The Company may by resolution at an annual general meeting fill an office vacated by a director under this rule 9.7 by electing or re-electing an eligible person to that office.

(f)

The retirement of a director from office and the re-election of a director or the election of any new director will not become effective until the end of the meeting at which the retirement and re-election or election occur.

(g)

If a director required to retire under rules 9.3(a) or 9.7(a) ceases for any reason to be a director between the date of the notice calling the relevant meeting and the date of the meeting, no other director is required to retire at that meeting unless required to do so by the Corporations Act or the Listing Rules.

9.8	Resignation of directors

A director may resign from the office of director by giving notice of resignation to the Company at its registered office.

9.9	Remuneration of directors

(a)

Subject to the requirements of the Corporations Act, the non-executive directors will be remunerated for their services as directors by an amount or value of remuneration each year (if any) as the compensation committee of the Company determines.

(b)	The remuneration for non-executive directors must be a fixed amount or value and not a commission on or percentage of profits or operating revenue.

(c)

The aggregate maximum amount of remuneration for non-executive directors must not be increased except with the prior approval of the Company in general meeting. Particulars of the amount of the proposed increase and the new maximum amount or value that may be paid to the non-executive directors as a whole must be detailed in the notice convening the meeting.

(d)	The directors may:

(i)

at any time after a director dies or ceases to hold office as a director for any other reason, pay or provide to the director or a legal personal representative, spouse, relative or dependent of the director, in addition to the remuneration of that director under this rule 9.9, a pension or benefit for past services rendered by that director; and

(ii)

cause the Company to enter into a contract with the director or legal personal representative, spouse, relative or dependent of the director to give effect to such a payment or provide for such a benefit.

9.10	Reimbursement of expenses

Directors and alternates are entitled to be reimbursed by the Company for reasonable costs and expenses incurred or to be incurred in connection with attending to the Company’s affairs, including attending and returning from general meetings of the Company or meetings of the directors or committees of the Board.

9.11	Extra services

If a director, with the approval or at the request of the directors, performs extra services or makes any special exertions for the benefit of the Company, the directors may cause that director to be paid out of the funds of the Company such special and additional remuneration as the directors decide is appropriate having regard to the value to the Company of the extra services or special exertions. Any amount paid will not form part of the aggregate remuneration permitted under this Constitution.

9.12	Pensions and similar benefits

The Board may establish or support, or assist in the establishment or support, of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors and grant pensions or allowances to those persons or their dependents, either by periodic payment or a lump sum.

9.13	Director’s interests

(a)

Any director who has a material personal interest in a contract or proposed contract of the Company, holds any office or owns any property such that the director might have duties or interests which conflict with, or which may conflict, either directly or indirectly, with the director’s duties or interests as a director, must give the directors notice of the interest at a meeting of directors.

(b)	A notice of a material personal interest must set out:

(i)	the nature and extent of the interest; and

(ii)	the relation of the interest to the affairs of the Company.

(c)	The notice must be provided to the directors at a Board meeting as soon as practicable.

(d)	A director who has a material personal interest in a matter that is being considered at a Board meeting must not, except where permitted under the Corporations Act:

(i)	vote on the matter at a meeting; or

(ii)	be present while the matter is being considered at the meeting, and accordingly will not count for the purposes of determining whether there is a quorum.

(e)	Subject to the Corporations Act, no director is disqualified from office due to the fact that such director holds any other office or association:

(i)	with the Company;

(ii)	with any of the Company’s subsidiaries;

(iii)	with any company in which the Company is or becomes a shareholder or otherwise interested; or

(iv)	arising from contracting or arranging with the Company or any other company referred to in rules 9.13(e)(ii) or 9.13(e)(iii), either as vendor, purchaser or otherwise.

(f)

A contract or arrangement entered into by or on behalf of the Company in which a director is in any way interested (including any contract referred to in rule 9.13(e)) is not invalid or voidable merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

(g)

A director who is interested in any arrangement involving the Company is not liable to account to the Company for any profit realised under the arrangement merely because the director holds office as a director or because of the fiduciary obligations arising from that office, provided that the director complies with the disclosure requirements applicable under rules 9.13(a) and 9.13(b) and under the Corporations Act regarding that interest.

9.14	Powers and duties of directors

(a)	Subject to this Constitution, the Corporations Act, the activities of the Company are to be managed by, or under the direction of, the directors.

(b)

Subject to this Constitution, the Corporations Act, the directors may exercise all rights, powers or capacities of the Company that are not required to be exercised by the Company in a general meeting.

(c)	Without limiting rule 9.14(b), the powers of the directors include the power to:

(i)	borrow or otherwise raise money;

(ii)	mortgage, charge (including in the form of a floating charge) any of the Company’s assets (both present and future); and

(iii)	issue debentures and other Securities.

(d)	The Board may delegate any of its powers to:

(i)	a director;

(ii)	a committee of directors;

(iii)	an employee of the Company; or

(iv)	any other person.

9.15	Negotiable instruments

All negotiable instruments and all receipts for money paid to the Company must be signed, drawn, accepted, endorsed or otherwise executed in such manner as the directors may determine.

9.16	Alternate directors

(a)	A director may, with the approval of a majority of the other directors, appoint a person to be the director’s alternate for such period and on such terms as the director decides.

(b)	The Board may impose conditions on the appointment of an alternate director, including the terms on which the alternate is appointed.

(c)	An alternate director may, but need not be, a member.

(d)	A person may act as an alternate director for more than one director.

(e)	An alternate is not an agent of the director appointing the alternate.

(f)	The Company is not responsible for ensuring that the terms of appointment of an alternate are complied with and accordingly, is not liable if those terms are not complied with.

(g)

An alternate is not entitled to receive any fee (or other remuneration) from the Company for services performed as an alternate but will be entitled to reimbursement for reasonable costs and expenses incurred in connection with attendance at meetings of the directors.

(h)

If the notice appointing the alternate provides that the alternate is to receive notice of Board meetings, the Company must provide each alternate with notice. By notice to the Company, the director who appointed an alternate may at any time require that the notice of Board meetings cease to be given to the alternate.

(i)	If an appointing director is not present at any meeting of the directors, that director’s alternate director may exercise any powers that the appointing director may exercise.

(j)	An alternate director is entitled, if the appointing director does not attend a meeting of the directors, to attend and vote in place of the appointing director.

(k)	An alternate is entitled to a vote for each director that the alternate represents in addition to any vote the alternate may have as a director in the alternate’s own right.

(l)	A director who appointed an alternate may terminate or suspend the appointment of the alternate at any time by notice to the alternate, the directors and the Company.

(m)	An alternate may terminate the alternate’s appointment at any time by notice to the directors and the Company.

(n)	A termination of appointment does not take effect until the Company has received notice of termination.

(o)	An alternate ceases to be an alternate if the person who appointed that alternate ceases to be a director.

10	Board meetings

10.1	Convening meetings

(a)	A director may at any time convene a Board meeting by notice to the other directors.

(b)	The secretary must, if requested by a director, call a meeting of the directors.

10.2	Notice of meetings

(a)	Not less than 48 hours’ notice of each Board meeting must be given to the directors and each alternate entitled to receive notice (if any).

(b)	Each notice must state:

(i)	the date, time and place (or places) of the Board meeting;

(ii)	the general nature of the business to be conducted at the Board meeting; and

(iii)	any proposed resolutions.

10.3	Omission to give notice

No resolution passed at or proceedings of any Board meeting will be invalid because of any unintentional omission or error in giving or not giving notice of:

(a)	that Board meeting;

(b)	any change of place (or places) of that Board meeting;

(c)	postponement of that Board meeting; or

(d)	resumption of that adjourned Board meeting.

10.4	Use of technology

(a)	A Board meeting may be convened or held using telephone or other electronic means.

(b)

If a number of directors equal to the quorum is able to hear or to see and to hear each other director contemporaneously using telephone or electronic means, there is a meeting and a quorum is present. The rules relating to meetings of directors apply to each such meeting as determined by the chair of the meeting.

(c)	A director participating at a meeting using technology consented to by all directors is treated as being present in person at the meeting.

(d)	A meeting using technology consented to by all directors is to be taken to be held at the place determined by the chair of the meeting.

(e)	A director may not leave a meeting using technology consented to by all directors unless the chair consents to that director leaving.

(f)

A director is presumed conclusively to have been present and to have formed part of a quorum at all times during a meeting using technology consented to by all directors, unless the chair consents to that director leaving in which case that director will be treated as having been present until that director leaves.

10.5	Quorum at meetings

(a)	No business may be transacted at a meeting of the directors unless a quorum is present at the time the meeting proceeds to business.

(b)	A quorum at a Board meeting is at least two of the directors present in person. The quorum must be present at all times during the Board meeting.

(c)

If there is a vacancy in the office of a director, the remaining directors may act, provided however if the number of directors is not sufficient to constitute a quorum, they may act only in an emergency or to increase the number of directors to a number sufficient to constitute a quorum or call a general meeting.

10.6	Chair of meetings

(a)	The directors may elect one of their number as chair. The person that has been elected as chair may chair each subsequent Board meeting unless and until the directors determine otherwise.

(b)	The directors may from time to time appoint a deputy chair who in the absence of the chair at a meeting of the directors may exercise all the power and authorities of the chair.

(c)	The election of a chair or deputy chair by the directors must be made by majority vote.

(d)

If the chair is not present within 30 minutes after the time appointed for a Board meeting or if the chair is unwilling or unable to act as chair for the whole or any part of that Board meeting, the deputy chair will act as chair of the meeting or, if the deputy chair is not present or is unwilling or unable to act, the directors present may elect a director present to chair that Board meeting.

10.7	Passing resolutions at meetings

(a)	A resolution of the directors must be passed by a majority of the votes cast by the directors entitled to vote on the resolution (excluding any director who abstains from voting).

(b)	Subject to this Constitution and the Corporations Act, each director present at a Board meeting in person or by alternate has one vote.

10.8	Casting vote

(a)	Subject to rule 10.8(b), if an equal number of votes is cast for and against a resolution, the chair has a casting vote in addition to any vote cast by the chair as a director.

(b)	Where only 2 directors are present or entitled to vote at a meeting of directors and the votes are equal on a proposed resolution:

(i)	the chair of the meeting does not have a second or casting vote; and

(ii)	the proposed resolution is taken as lost.

10.9	Conduct of meetings

The chair of each Board meeting has charge of the conduct of that meeting, of the procedures to be adopted and the application of those procedures at that meeting.

10.10	Written resolutions

(a)	The Board may pass a resolution without a Board meeting being held if:

(i)	written notice of the resolution has been given to all directors; and

(ii)

all directors entitled to vote on the resolution (excluding any director on an approved leave of absence, any director who disqualifies himself or herself from considering the resolution in question and any director who would be prohibited by the Corporations Act from voting on the resolution in question) assent to a document containing a statement that they are in favour of the resolution set out in the document.

(b)	A director may consent to a written resolution by:

(i)	signing the document containing the resolution (or a copy of that document); or

(ii)	notifying a secretary or chair of the directors of the assent of the director by any technology including by fax or email.

(c)	The resolution is passed when the last director has assented to the document.

(d)	Separate copies of a document may be used for signing by the directors if the wording of the resolution is identical in each copy.

(e)

Where a director signifies assent to a document under rule 10.10(b) other than by signing the document, the director must by way of confirmation sign the document before or at the next meeting of the Board attended by that director. The resolution the subject of a document is not invalid if a director does not comply with this requirement.

(f)

For the purposes of rule 10.10(a), the references to directors include any alternate director appointed by a director who is not available to assent to the document or is otherwise unable to assent to the document within a reasonable time, but do not include any other alternate directors.

10.11	Minutes of meetings

(a)	Within one month after each Board meeting, the directors must record or cause to be recorded in the minute book:

(i)	the proceedings and resolutions of each Board meeting; and

(ii)	all resolutions passed without a Board meeting.

(b)	The minute book must be kept at the registered office of the Company.

(c)	The directors may inspect the minute book between the hours of 9:00 am and 5:00 pm on any Business Day. No amount may be charged for inspection.

10.12	Committee meetings

(a)	The directors may delegate any powers to a committee of directors.

(b)	A committee to which any powers have been delegated must exercise the powers delegated in accordance with any directions of the directors.

(c)

The provisions of this Constitution applying to meetings and resolutions of directors apply, so far as they can and with any necessary changes, to meetings and resolutions of a committee of directors, except to the extent they are contrary to any direction given under rule 10.12(b).

11	Executive officers

11.1	Secretary

(a)	The Company must have at least one secretary. The Board has the power to appoint a natural person to act as secretary on the terms and for such period as the directors may determine.

(b)	Any secretary appointed may be removed at any time by the directors.

11.2	Provisions applicable to all executive officers

(a)	A reference in this rule 11.2 to an executive officer is a reference to an executive director or secretary appointed under this Constitution.

(b)	Subject to any contract with the Company, the appointment of an executive officer may be for the period, at the remuneration and on the conditions the directors decide.

(c)	The remuneration payable by the Company to an executive officer must not include a commission on, or percentage of, operating revenue.

(d)	The directors may:

(i)	delegate to or give an executive officer any powers, discretions and duties they decide;

(ii)	withdraw, suspend or vary any of the powers, discretions and duties given to an executive officer; and

(iii)	authorise the executive officer to delegate any of the powers, discretions and duties given to the executive officer.

(e)

Unless the directors decide differently, the office of a director who is employed by the Company or by a subsidiary of the Company automatically becomes vacant if the director ceases to be so employed.

(f)	An act done by a person acting as an executive officer is not invalidated by:

(i)	a defect in the person’s appointment as an executive officer;

(ii)	the person being disqualified to be an executive officer; or

(iii)	the person having vacated office, if the person did not know that circumstance when the act was done.

12	Execution of documents

Without limiting the ways in which the Company can execute documents under the Corporations Act and subject to this Constitution, the Company may execute a document if the document is signed by:

(a)	2 directors; or

(b)	a director and a secretary; or

(c)	any other person or persons authorised by the directors for that purpose.

13	Inspection and access to records

(a)

A person who is not a director does not have the right to inspect any of the board papers, books, records or documents of the Company, except as provided by law, or this Constitution, or as authorised by the directors, or by resolution of the members.

(b)

The Company may enter into contracts with its directors or former directors agreeing to provide continuing access for a specified period after the director ceases to be a director to Board papers, books, records and documents of the Company which relate to the period during which the director or former director was a director on such terms and conditions as the directors think fit and which are not inconsistent with this rule 13.

(c)	The Company may procure that its subsidiaries provide similar access to board papers, books, records or documents as that set out in rules 13(a) and 13(b).

(d)	This rule 13 does not limit any other rights of the directors or former directors.

14	Distributions

14.1	Dividends

(a)	Subject to the Corporations Act and this Constitution, the directors may determine or declare that a dividend (whether interim, final or otherwise) is payable and fix:

(i)	the amount of the dividend;

(ii)	the time for payment; and

(iii)	the method of payment.

(b)

The Board may rescind a determination to pay a dividend at any time before the dividend is declared, if the directors determine that the Company’s financial position no longer justifies payment of the dividend.

(c)	The Board may pay any dividend required to be paid under the terms of issue of any Security.

(d)	Payment of a dividend does not require confirmation at a general meeting.

(e)	The Board may deduct from any dividend payable to any member any amount presently due but unpaid by that member to the Company.

(f)

The Board will determine the method of payment of a dividend which may include the payment of cash, the issue of Securities or securities of any body corporate, the grant of options or the distribution of assets.

(g)	Interest is not payable on a dividend.

(h)	To the extent permitted by law, the directors may resolve to pay a dividend out of any available account, including the capital of the Company.

14.2	Unpaid calls and other amounts

(a)

Subject to this Constitution and the terms on which Securities (or class of Securities) are issued, the directors may retain the dividends payable on shares in respect of which there are any unpaid calls.

(b)	Subject to rule 14.2(a), the directors may retain from any dividend payable to a member any amount presently payable by the member to the Company and apply the amount retained to the amount owing.

14.3	Manner and method of payment

(a)

The directors may decide the method of payment of any dividend or other amount in respect of a Security. Without limiting any other method of payment which the Company may adopt, a dividend may be paid:

(i)	by cheque sent by post or by courier to the addresses of each member or to an address directed by that member or joint holder, as the case may be;

(ii)

by electronic funds transfer to an account (of a type approved by the directors) nominated by and in the name of each member, and in the case of any joint holder of any share, to the account (of a type approved by the directors) nominated by and in the name of the joint holder whose name appears first in the Register; or

(iii)	in any other manner determined by the directors.

(b)	A cheque sent under rule 14.3(a)(i):

(i)	may be made payable to bearer or to the order of the member to whom it is sent or any other person the member directs; and

(ii)	is sent at the member’s risk.

(c)	If:

(i)	a member does not have a registered address or the Company believes that a member is not known at the member’s registered address; or

(ii)	the directors determine that dividends will be paid in cash by electronic funds transfer in accordance with rule 14.3(a)(ii) and:

(A)	no account (of a type approved by the directors) is nominated by a member; or

(B)	the electronic funds transfer into a nominated account is rejected or refunded,

the Company may credit the amount payable to an account of the Company (Company Account) to be held until the member claims the amount payable or nominates a valid account into which payment may be made.

(d)	The Company does not hold any money in the Company Account as a trustee and no interest will be paid to the member on monies held in the Company Account unless the directors determine otherwise.

(e)	An amount credited to the Company Account is treated as paid to the member at the time it is credited to the Company Account.

(f)	To the extent permitted by law, if:

(i)	a cheque for an amount payable under rule 14.3(a)(i) is not presented for payment; or

(ii)	an amount is held in the Company Account,

for more than 11 calendar months, the directors may reinvest the amount, after deducting reasonable expenses, into shares in the Company on behalf of, and in the name of, the member concerned. The shares may be acquired on market or by way of new issue at a price the directors accept to be the market price at the time.

(g)

If the Board exercises its power to reinvest under rule 14.3(f) and there are residual amounts remaining, the residual amounts may be retained in the Company Account or donated to a charity on behalf of the member, as the directors decide.

(h)

The Company’s liability to pay the relevant dividend amount in respect of a member to which this rule 14.3 applies, is discharged when shares are issued or transferred to that member in accordance with rule 14.3(f).

(i)	The Board may do anything necessary or desirable (including executing any document) on behalf of the member to effect the reinvestment under rule 14.3(f) or donation under rule 14.3(g).

(j)	The Board may determine other rules to regulate the operation of this rule 14.3 and may delegate their power under this rule to any person.

14.4	Transfer of assets

(a)

The Board may direct payment of a dividend wholly or partly by the distribution of specific assets (including Securities or securities of any body corporate) to some or all of the members. The Board may determine in respect of the payment of any dividend to allow members to elect to receive the amount of the dividend to which that member is entitled in Securities instead of in cash.

(b)	To give effect to any direction, the directors may do all things that it considers appropriate including:

(i)	fixing the value for distribution of any specific asset or any part of any such asset; or

(ii)	making a cash payment to any member to adjust the value of distributions made to members.

14.5	Record Date

(a)

Subject to the Listing Rules, the directors will determine the date (Record Date) which will be the date on which persons who are members at midnight at the end of that date will be entitled to receive the dividend.

(b)

A transfer of any Security that has not been registered or left with the Company for registration on or before midnight on the Record Date is not effective (as against the Company) to pass any right or entitlement in respect of a dividend payable to holders of Securities as at the Record Date.

14.6	Entitlement to dividends

Subject to the terms on which shares (or any class of shares) are issued, all dividends will be payable equally on all shares, save and except that a partly paid share confers an entitlement on the holder only to that proportion of the dividend that the amount actually paid (not credited as paid) on that share bears to the total amounts paid and payable on the shares.

14.7	Unclaimed dividends

Subject to the Corporations Act and any other applicable law, the directors may apply the amount of unclaimed dividends in investments for the benefit of the Company.

14.8	Capitalisation of profits

(a)	Subject to the Corporations Act, this Constitution and the terms of issue of Securities (or class of Securities), the directors may capitalise any amount:

(i)	forming part of the undivided profits of the Company;

(ii)	representing profits arising from an ascertained accretion to capital or a revaluation of the assets of the Company;

(iii)	arising from the realisation of any assets of the Company; or

(iv)	otherwise available for distribution as a dividend.

(b)	The directors may resolve that all or any part of any capitalised amount is to be applied in:

(i)	paying up any amount unpaid on any Security;

(ii)	paying up in full unissued Securities to be issued to members as fully paid; or

(iii)	partly paying up any amount unpaid on any Security and paying up in full unissued Securities to be issued as fully paid.

(c)	Each member is entitled to benefit from any such capitalisation on the same basis that that member is entitled to dividends.

14.9	Additional powers

(a)

To give effect to any resolution to reduce the capital of the Company, to satisfy any dividend under rule 14.1(f) or to capitalise any amount under rule 14.8, the directors may do all things that it considers appropriate including:

(i)	disregarding any fractional entitlement to any Security;

(ii)	making a cash payment in respect of any fractional entitlement;

(iii)	fixing the value for distribution of any specific asset or any part of any such asset;

(iv)	making a cash payment to any member to adjust the value of distributions made to members; or

(v)

authorising any person, on behalf of members entitled to receive any specific assets, cash, shares or other Securities (as a result of the distribution or capitalisation) to enter into an agreement with the Company or any other person which provides, as appropriate, for the distribution or issue to those members of shares or other Securities credited as fully paid up or for payment by the Company on their behalf of the amounts (or any part thereof) remaining unpaid on their existing Securities, by applying their respective proportions of the amount resolved to be distributed or capitalised, which agreement will be binding on all members affected.

(b)	Any agreement made under an authority referred to in rule 14.9(a)(v) is effective and binds all members concerned.

(c)

If a distribution, transfer or issue of specific asset, Securities or securities of any body corporate to a particular member or members is in the directors’ discretion considered impracticable or contrary to any law of Australia or anywhere else in the world or would give rise to parcels of securities which do not constitute a marketable parcel, the directors may make a cash payment to those members or allocate the assets or securities to a trustee to be sold on behalf of, and for the benefit of, those members, instead of making the distribution, transfer or issue to those members.

(d)

If the Company distributes to members (either generally or to specific members) Securities or securities in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the Company as his or her agent to do anything needed to give effect to that distribution, including:

(i)	agreeing to the member becoming a member of that body corporate;

(ii)	agreeing to the member being bound by the constitution of that body corporate; and

(iii)	executing any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that member.

14.10	Reserves

(a)	Subject to this Constitution, the directors may set aside out of the profits of the Company, any provision or reserve as it determines.

(b)	The Board may appropriate to the Company’s profits any amount previously set aside as a provision or reserve.

(c)

Any amount set aside as a provision or reserve does not have to be kept separate from any other asset of the Company and such amount may be used in the Company’s business or as the directors determine.

(d)	The Board may carry forward any part of the profits they consider should not be distributed as dividends or capitalised and need not transfer those profits to a reserve of provision.

14.11	Dividend reinvestment plan

The directors may:

(a)	establish a dividend reinvestment plan on terms they decide, under which:

(i)

the whole or any part of any dividend or interest due to members or holders of any convertible Securities of the Company who participate in the plan on their shares or any class of shares or any convertible Securities; or

(ii)	any other amount payable to members,

may be applied in subscribing for or purchasing securities of the Company; and

(b)	amend, suspend, recommence or terminate a dividend reinvestment plan.

15	Notices

15.1	General

In this rule 15, a reference to a document includes a notice and a notification by electronic means.

15.2	Notices to holders of Securities

(a)	In addition to any other way allowed by the Corporations Act, a document may be given by the Company to a holder of a Security by being:

(i)	personally delivered;

(ii)	left at the holder’s current address as recorded in the Register or an alternate address nominated by that holder;

(iii)	sent to the holder’s address as recorded in the Register by pre-paid ordinary mail or, if the address is outside Australia, by pre-paid air mail; or

(iv)

sent by fax, email or other electronic means (including by providing a Uniform Resource Locator link in any document or attachment) to the holder’s current fax number or electronic address nominated by that holder.

(b)	Documents for overseas Security holders must be forwarded by air mail, fax, email or in another way that ensures it will be received quickly.

(c)	A document may be given by the Company to the joint holders of a Security by giving it to the joint holder first named in the Register in respect of the Security.

(d)

A person who by operation of law, transfer or other means whatsoever becomes entitled to a Security is absolutely bound by every document given in accordance with this rule 15 to the person whom that person derives title prior to registration of that person’s title in the Register.

(e)	Where a holder of a Security does not have a registered address or where the Company believes that holder is not known at the holder’s registered address, all notices are taken to be:

(i)	given to the member if the notice is exhibited in the Company’s registered office for a period of 48 hours; and

(ii)	served at the commencement of that period.

15.3	Notices to directors

A document may be given by the Company to a director or alternate director by being:

(a)	personally delivered to him or her;

(b)	left at, or sent by pre-paid ordinary mail to, his or her usual residential or business address, or any other address he or she has supplied to the Company for giving notices; or

(c)	sent by fax, email or other electronic means to the fax number or electronic address he or she has supplied to the Company for giving notices.

15.4	Notices by directors to the Company

A document may be given by a director or alternate director to the Company by being:

(a)	delivered to the Company’s registered office;

(b)	sent by pre-paid ordinary mail to the Company’s registered office; or

(c)	sent by fax, email or other electronic means to the principal fax number or electronic address at the Company’s registered office.

15.5	Notices by post

(a)

Where a document is sent by post (including air mail), service of the notice is deemed to have occurred by properly addressing, prepaying and posting the document and it is deemed to have been received on the day after the date of its posting.

(b)

A certificate in writing signed by any manager, secretary or other officer of the Company that the envelope containing the document was so addressed, prepaid and posted is conclusive evidence of that fact.

15.6	Notices by fax, email or other electronic means

(a)	A document is given:

(i)	if sent by fax, when the sender’s fax machine produces a report that the fax was sent in full to the addressee; and

(ii)

if sent by email, when the information system from which the email was sent produces a confirmation of delivery report which indicates that the email has entered the information system of the recipient, unless the sender receives a delivery failure notification, indicating that the email has not been delivered to the information system of the recipient.

(b)

A certificate in writing signed by any manager, secretary or other officer of the Company that the document was sent by fax, email or other electronic means on a particular date is conclusive evidence of that fact.

15.7	After hours service

If a document is given:

(a)	after 5:00 pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9:00 am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

15.8	Electronic signatures

A signature to any notice given by the Company under this rule 15 may be printed or affixed by some mechanical or other means.

16	Indemnity and insurance

16.1	Indemnity

(a)

To the extent permitted by and subject to the Corporations Act and any other applicable law, the Company must indemnify each officer, director and secretary of the Company or subsidiary of the Company in respect of any liability, loss, damage, cost or expense incurred or suffered or to be incurred or suffered by the officer, director or secretary in or arising out of the conduct of any activity of the Company or relevant subsidiary of the Company or the proper performance of any duty of that officer, director or secretary.

(b)	The indemnity in rule 16.1(a):

(i)	is enforceable without the officer, director, or secretary first having to make a payment or incur an expense;

(ii)

is enforceable by the officer, director or secretary notwithstanding that the officer, director or secretary has ceased to be an officer, director or secretary of the Company or relevant subsidiary of the Company; and

(iii)

applies to any liability, loss, damage, cost or expense incurred or suffered or to be incurred or suffered by the officer, director, or secretary whether incurred before or after the date of this Constitution.

16.2	Documenting indemnity

The Company may enter into an agreement containing an indemnity in favour of any officer, director or secretary on such terms as the directors determine.

16.3	Insurance

(a)

To the extent permitted by and subject to the Corporations Act, the Company may pay any premium in respect of a contract of insurance between an insurer and an officer, a director or secretary of the Company or subsidiary of the Company or any person who has been an officer, a director or secretary of the Company or subsidiary of the Company in respect of liability suffered or incurred in or arising out of the conduct of any activity of the Company or relevant subsidiary of the Company and the proper performance by the officer, director or secretary of any duty.

(b)	If the directors determine, the Company may execute a document containing rules under which the Company agrees to pay any premium in relation to such a contract of insurance.

17	Winding up

17.1	Distribution of surplus on winding up

(a)	Subject to this Constitution and the terms on which Securities (or any class of Securities) are issued, if the Company is wound up, any property that remains after satisfaction of:

(i)	all debts and liabilities of the Company; and

(ii)	the payment of the costs, charges and expenses of winding up,

must be distributed among the members in accordance with their respective rights.

(b)

Any amount that would otherwise be distributable to the holder of a partly paid Security under rule 17.1(a) must be reduced by the amount unpaid on that Security as at the date of distribution. Where the effect of such reduction is to reduce the distribution to a negative amount, the holder must contribute that amount to the Company.

17.2	Dividing property

(a)	If the Company is wound up, whether voluntarily or otherwise, the liquidator may, with the sanction of a special resolution:

(i)	divide amongst the members the whole or any part of the Company’s property; and

(ii)	decide how the division is to be carried out as between the members or classes of members.

(b)

Any division of property under this rule 17.2 need not accord with the legal rights of members and where it does not do so, a member may dissent and exercise the same rights as if the special resolution sanctioning the division was a special resolution passed under section 507 of the Corporations Act.

(c)	A member will not be compelled to accept any shares or other Securities upon a division of property under this rule 17.2 if there is any liability owing in respect of such share or other Security.

18	General

18.1	Currency

An amount payable to the holder of a share, whether by way of or on account of dividend, return of capital, participation in the property of the Company on a winding up or otherwise, may be paid, with the agreement of the holder or pursuant to the terms of issue of the share, in the currency of a country other than Australia and the directors may fix a date up to 30 days before the payment date as the date on which any applicable exchange rate will be determined for that purpose.

18.2	Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the Company is taken to be registered for the purposes of the Corporations Act, the Federal Court of Australia and the courts which may hear appeals from those courts.

18.3	Prohibition and enforceability

(a)	Any provision of, or the application of any provision of, this Constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b)

Any provision of, or the application of any provision of, this Constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

Schedule

Terms of preference shares

1	In this schedule, Preference Share means a share issued under rule 2.3(a)(ii).

2	Each Preference Share confers on the holder the right to:

(a)	convert the Preference Share into an ordinary share if and on the basis the directors resolve at the time of issue;

(b)

receive a dividend, in priority to any payment of dividend on ordinary shares and any other class of shares as the directors resolve at the time of issue, at the rate or of the amount (which may be fixed or variable) and on the basis (including whether cumulative or not) the directors resolve at the time of issue;

(c)	in addition to the preferential dividend, participate with the ordinary shares in dividends determined by the directors if and on the basis the directors resolve at the time of issue;

(d)

in a winding up or on a reduction of capital, and on redemption in the case of a redeemable Preference Share, payment in priority to ordinary shares and any other class of shares as the directors resolve at the time of issue of:

(i)	the amount of any dividends due but unpaid on the Preference Share at the date of winding up or reduction of capital or, in the case of a redeemable Preference Share, the date of redemption; and

(ii)	any additional amount (which may include the amount paid or agreed to be considered as paid on the Preference Share) that the directors resolve at the time of issue;

(e)	a bonus issue or capitalisation of profits in favour of holders of Preference Shares only, if and to the extent the directors resolve at the time of issue of the Preference Share;

(f)

in addition to the rights pursuant to paragraphs 2(a) to 2(e) of this schedule, participate with the ordinary shares in profits and assets of the Company, including on a winding up, only if and to the extent that the directors resolve at the time of issue;

(g)	receive notices, reports and accounts and to attend and be heard at all meetings of members on the same basis as the holders of ordinary shares; and

(h)	vote at meetings of members only in the following circumstances:

(i)	on any matter considered at a meeting if, at the date of the meeting, the dividend (or part of a dividend) on the Preference Shares is due and payable but has not been paid;

(ii)	on a proposal to reduce the share capital of the Company (other than in connection with a redemption or buy-back of Preference Shares in accordance with the terms of their issue);

(iii)	on a resolution to approve the terms of a buy-back agreement (other than in connection with a redemption or buy-back of Preference Shares in accordance with the terms of their issue);

(iv)	on a proposal that affects rights attached to the Preference Shares;

(v)	on a proposal to wind up the Company;

(vi)	on a proposal for the disposal of the whole of the property, business and undertaking of the Company;

(vii)	on any matter considered at a meeting held during the winding up of the Company; and

(viii)	in any other circumstances that the directors resolve at the time of issue,

and is, on a poll on those matters, entitled to the number of votes specified in, or determined in accordance with, the terms of issue for the Preference Share.

3

In the case of a redeemable Preference Share, the Company must if required by the terms of issue for that share, at the time and place for redemption specified in, or determined in accordance with, those terms of issue, redeem that share and, subject to the giving or receiving of a valid redemption notice or other document (if any) required by those terms of issue, pay to or at the direction of the registered holder the amount payable on redemption of that share.

Annex C

SPONSOR SUPPORT AGREEMENT

Annex C

Execution Version

Decarbonization Plus Acquisition Sponsor II LLC

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

May 25, 2021

Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road

Menlo Park, CA

Tritium Holdings Pty Ltd.

48 Miller Street

Murarrie, QLD 4172

Re:	Sponsor Letter

Ladies and Gentlemen:

This letter (this “Sponsor Letter”) is being delivered to you in accordance with that Business Combination Agreement, dated as of the date hereof, by and among Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“SPAC”), Hulk Merger Sub, Inc., a Delaware corporation, Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (the “Company”) (the “Business Combination Agreement”) and the transactions contemplated therein (the “Business Combination”). Certain capitalized terms used herein are defined in paragraph 4 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

Decarbonization Plus Acquisition Sponsor II LLC, a Delaware limited liability company (“Sponsor”), currently is the record owner of 9,702,500 SPAC Founder Shares and 7,067,263 outstanding SPAC Warrants, which were acquired in a private placement that occurred simultaneously with the consummation of the SPAC’s initial public offering (the“Private Placement Warrants” and collectively, the “Sponsor Equity”).

In order to induce the Company and SPAC to enter into the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1)	The Sponsor irrevocably agrees that it shall:

a)

vote any SPAC Class A Common Stock and SPAC Founder Shares owned by it (all such common stock, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination;

b)	when such meeting of stockholders is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

c)

vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any Alternative Transaction and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of SPAC under the Business Combination

Agreement or result in any of the conditions set forth in Article IX of the Business Combination Agreement not being fulfilled, result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Sponsor Letter or change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock of SPAC (other than as contemplated by the Business Combination Agreement);

d)

vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any change in business, management or Board of Directors of SPAC (other than in connection with the Business Combination and the other proposals related to the Business Combination); and

e)	not redeem any SPAC Founder Shares owned by it in connection with such stockholder approval.

Prior to any valid termination of the Business Combination Agreement, the Sponsor shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Sponsor Letter.

The obligations of the Sponsor specified in this paragraph 1 shall apply whether or not the Merger or any action described above is recommended by the SPAC Board.

2)	The Sponsor agrees that it shall not:

a)

Transfer any SPAC Founder Shares (or NewCo Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (i) one year after the Closing or (ii) subsequent to the Closing, (x) if the last sale price of the NewCo Ordinary Shares equals or exceeds US$12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s shareholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property (the “Founder Shares Lock-up Period”).

b)

Transfer any Private Placement Warrants or Assumed Warrants (or NewCo Ordinary Shares issued or issuable upon the exercise of the Assumed Warrants) until 30 days after the Closing (the “Warrants Lock-up Period”).

c)

Notwithstanding the provisions set forth in paragraphs 2(a) and 2(b), Transfers of the SPAC Founder Shares, Private Placement Warrants, Assumed Warrants and NewCo Ordinary Shares issued or issuable upon the exercise or conversion of the SPAC Founder Shares and Assumed Warrants and that are held by the Sponsor or any of its permitted transferees (that have complied with this paragraph 2(c)) are permitted, following the Closing, in accordance with paragraph 7(c) of that certain Letter Agreement, dated February 3, 2021, among the SPAC, its officers and directors and the Sponsor (the “SPAC Letter Agreement”).

3)

The Sponsor hereby agrees that, during the period commencing on the date hereof and ending at the Closing, the Sponsor shall not modify or amend any Contract between or among Sponsor, anyone related by blood, marriage or adoption to the Sponsor or any affiliate of the Sponsor (other than SPAC and its Subsidiaries), on the one hand, and SPAC or any of SPAC’s Subsidiaries, on the other hand.

4)

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “SPAC Founder Shares” shall mean the shares of Class B common stock, par value $0.0001 per share, of the SPAC and the NewCo Ordinary Shares issuable upon conversion of such shares in connection with the Closing; and (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of the Exchange Act, and the rules and regulations promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); provided that the exercise of any Private Placement Warrant(s) by the Sponsor or any permitted transferee of Sponsor, at any time, in the Sponsor or such transferee’s sole and absolute discretion, shall not constitute a “Transfer”.

5)

This Sponsor Letter, the SPAC Letter Agreement, the Business Combination Agreement and the other agreements referenced herein and therein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Sponsor Letter may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

6)

Subject to, and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by Law and the certificate of incorporation and bylaws of SPAC, Sponsor hereby irrevocably and unconditionally waives and agrees not to assert or perfect any rights to adjustment or other anti-dilution protection with respect to the rate that the SPAC Founder Shares held by it converts into SPAC Class A Common Stock pursuant to Section 4.3 of the amended and restated certificate of incorporation of SPAC or any other adjustment or anti-dilution protections that arise in connection with the issuance of NewCo Ordinary Shares (including in connection with the Private Placement) and the other transactions contemplated by the Business Combination Agreement.

7)

No party hereto may, except as set forth herein, assign either this Sponsor Letter or any of its rights, interests, or obligations hereunder, other than in conjunction with transfers permitted by paragraph 2, without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Letter shall be binding on the Sponsor, SPAC, NewCo and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

8)

Nothing in this Sponsor Letter shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Letter or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Letter shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

9)

This Sponsor Letter may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

10)

This Sponsor Letter shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Letter or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Letter a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

11)

This Sponsor Letter, and all claims or causes of action based upon, arising out of, or related to this Sponsor Letter or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Letter or the transactions contemplated hereby may be brought in federal and state courts located in Wilmington in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any

Action arising out of or relating to this Sponsor Letter or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. The prevailing party in any such Action (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Action. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12)

Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Letter shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile or e-mail transmission.

13)

This Sponsor Letter shall terminate upon the earlier of (a) the expiration of each of the Warrants Lock-up Period and the Founder Shares Lock-up Period and (b) the termination of the Business Combination Agreement in accordance with its terms prior to the Closing; provided, that the obligations of Sponsor set forth in paragraph 1 shall terminate immediately following the Closing or upon the earlier termination of the Business Combination Agreement in accordance with its terms prior to the Closing.

14)

The Sponsor hereby represents and warrants to SPAC and the Company as follows: (i) it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and such party has all necessary power and authority to execute, deliver and perform this Sponsor Letter and consummate the transactions contemplated hereby; (ii) this Sponsor Letter has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Letter, this Sponsor Letter constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iii) the execution and delivery of this Sponsor Letter by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (A) conflict with or result in a violation of the organizational documents of the Sponsor, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon the Sponsor or the Sponsor’s SPAC Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor its obligations under this Sponsor Letter; (iv) there are no Actions pending against the Sponsor or, to the knowledge of the Sponsor, threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Letter; (v) except for fees described on Section 5.11 of the SPAC Disclosure Schedules, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from the Sponsor or its controlled affiliates in connection with the Business Combination Agreement or the transactions contemplated thereby based upon any arrangement or agreement made by the Sponsor or its controlled affiliates for which SPAC or any of its controlled affiliates or, following the Closing, the Company, NewCo or any of their controlled affiliates, would have any obligations or liabilities of any kind or nature; (vi) the Sponsor has had the opportunity to read the Business Combination Agreement and this Sponsor Letter and has had the opportunity to consult with its tax and legal advisors; (vii) the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder; (viii) the Sponsor has good title to all such SPAC Founder Shares and Private Placement Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such SPAC Founder Shares or Private Placement Warrants) affecting any such SPAC Founder Shares or Private Placement Warrants, other than pursuant to (A) this Sponsor Letter, (B) the amended and restated

certificate of incorporation of SPAC, (C) the Business Combination Agreement, (D) the Amended and Restated Limited Liability Company Agreement of the Sponsor, (E) the Letter Agreement or (F) any applicable securities laws; and (x) the Sponsor Equity are the only SPAC Founder Shares, Private Placement Warrants or other equity securities of SPAC Beneficially Owned by the Sponsor as of the date hereof.

15)

The Sponsor hereby agrees and acknowledges that: (i) SPAC and, prior to any valid termination of the Business Combination Agreement, the Company would be irreparably injured in the event of a breach by the Sponsor of its obligations under paragraphs 1 and 2, as applicable, of this Sponsor Letter, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach. The Sponsor shall also be entitled to seek injunctive relief, in addition to any other remedy that such parties may have in law or in equity, in the event of a breach under this Sponsor Letter.

16)

If, and as often as, (a) there is any stock split, stock dividend, combination or reclassification that results in the Sponsor acquiring new SPAC Founder Shares, SPAC Class A Common Stock, Private Placement Warrants or other equity securities of SPAC, (b) the Sponsor purchases or otherwise acquires Beneficial Ownership of any SPAC Founder Shares, Private Placement Warrants, SPAC Class A Common Stock or other equity securities of SPAC after the date of this Sponsor Letter, or (c) Sponsor acquires the right to vote or share in the voting of any SPAC Founder Shares, SPAC Class A Common Stock or other equity securities of SPAC after the date of this Sponsor Letter, then, in each case, such SPAC Founder Shares, SPAC Class A Common Stock, Private Placement Warrants and other equity securities of SPAC acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Letter; provided, however, that the terms of paragraph 2 shall only apply to SPAC Founder Shares and Private Placement Warrants.

17)

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature page follows.]

Sincerely,

DECARBONIZATION PLUS ACQUISITION SPONSOR II LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Officer

Acknowledged and Agreed:

DECARBONIZATION PLUS ACQUISITION CORPORATION II

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Chief Financial, Chief Accounting Officer and Secretary

Acknowledged and Agreed:

TRITIUM HOLDINGS PTY LTD.

By:	/s/ Trevor St Baker
Name: Trevor St Baker
Title: Chairman

By:	/s/ Mark Anning
Name: Mark Anning
Title: Company Secretary

Acknowledged and Agreed:

TRITIUM DCFC LIMITED

By:	/s/ Trevor St Baker
Name: Trevor St Baker
Title: Chairman

By:	/s/ Mark Anning
Name: Mark Anning
Title: Company Secretary

Annex D

COMMITMENT AGREEMENT

Annex D

St Baker Energy Holdings Pty Ltd as trustee for

the St Baker Energy Innovation Trust

Ilwella Pty Ltd

Varley Holdings Pty. Limited

Finnmax Pty Ltd as trustee for The Finn Family Trust

Tritium DCFC Limited

Decarbonization Plus Acquisition Corporation II

Commitment Agreement

Corrs Chambers Westgarth

Contents

1	Definitions	D-4

2	Share Transfer Agreement; Cooperation	D-7
	2.1 Share Transfer Agreement	D-7
	2.2 Cooperation	D-7

3	Voting	D-7

4	Transfers	D-8

5	Exclusivity	D-8

6	Confidentiality	D-9

7	Representations and warranties	D-10

8	Termination	D-10

9	Notices	D-11
	9.1 General	D-11
	9.2 Particulars for delivery of notices	D-11
	9.3 Communication by post	D-12
	9.4 Communication by email	D-12
	9.5 After hours communication	D-12

10	General	D-12
	10.1 Variation	D-12
	10.2 No assignment	D-12
	10.3 Damages inadequate	D-12
	10.4 Costs	D-13
	10.5 Counterparts	D-13
	10.6 Construction	D-13
	10.7 Governing law and jurisdiction	D-13

Schedule 1 – Consortium Shareholders		D-14

Schedule 2 – Share Transfer Agreement		D-15

Execution		D-16

Corrs Chambers Westgarth

25 May 2021

Parties

St Baker Energy Holdings Pty Ltd (ACN 010 165 554) as trustee for the St Baker Energy Innovation Trust (ABN 60 715 308 891) (St Baker)

Ilwella Pty Ltd (ACN 003 220 371) (Ilwella)

Varley Holdings Pty. Limited (ACN 008 464 935) (Varley)

Finnmax Pty Ltd (ACN 625 001 863) as trustee for The Finn Family Trust (ABN 14 920 868 541) (Finnmax)

Tritium DCFC Limited (ACN 650 026 314) (NewCo)

Decarbonization Plus Acquisition Corporation II, a Delaware corporation (SPAC)

Background

A

Concurrently with the execution of this Agreement, NewCo, SPAC, Tritium and Merger Sub are entering into a Business Combination Agreement, dated the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the Business Combination Agreement), pursuant to which, among other things, Merger Sub will merge with and into DCRN (the Merger) with DCRN surviving the Merger as a wholly owned subsidiary of NewCo.

B

As at the date hereof, each Consortium Shareholder is the legal and beneficial owner of such number of Shares as are set forth opposite its name in Schedule 1 (the Existing Shares) and, collectively, with any Shares subsequently acquired, whether pursuant to purchase or otherwise and including any Shares that any of the Consortium Shareholders have the right to vote or share in the voting of (the Covered Shares).

C

As a condition and inducement to SPAC entering into the Business Combination Agreement, SPAC has required that each Consortium Shareholder agree, and each Consortium Shareholder has agreed, to enter into this Agreement.

Agreed terms

1	Definitions

In this document these terms have the following meanings:

Affiliate	in relation to a person, means: (a) a shareholder of the person; (b) a director, secretary or officer of the person; or a Related Body Corporate or a Related Entity of the person.

Agreement	This Commitment Agreement.

Alternative Transaction

with respect to Tritium:

(a)   the issuance, sale or transfer to or investment by any person in any newly issued or currently outstanding equity interest in Tritium;

(b)   the sale or transfer of the assets of Tritium and its subsidiaries to any person; and

Corrs Chambers Westgarth

(c)   any merger or business combination between Tritium or any of its subsidiaries, on the one hand, and any other person, on the other hand, other than:

(d)   in the cases of clauses (a) and (b), with respect to any de minimis transfers of equity interests or assets or any issuance, sale, transfer, investment of equity interests or assets permitted by the terms of this agreement;

(e)   in the case of clause (a), the issuance of any newly issued equity interest in the Company as part of a capital raising of up to approximately $35 million in or around June 2021;

(f)   in the case of clause (a), the issuance of any newly issued equity interest in the Company as part of a capital raising of up to approximately $20 million in or around December 2021;

(g)   in the case of clause (a), the issuance of any newly issued equity interest in the Company where the directors of the Company determine that an injection of funds is reasonably necessary to ensure that the Company is able to pay its debts (and the debts of its subsidiaries) as and when they fall due;

(h)   in the case of clause (a), the issuance of any newly issued convertible notes which will convert into ordinary shares in the Company as part of a capital raising of up to approximately $75 million;

(i) any such sale or transfer made in accordance with clause 19 of the Shareholders’ Deed;

(j) as approved by SPAC in writing,

provided that, any such issuance pursuant to the foregoing clauses (d) to (h) must be conditional on (i) any persons receiving equity interests in the Company acceding to the Shareholders’ Deed (if such person is not an existing shareholder of the Company and already a party to the Shareholders’ Deed), (ii) copies of all transaction documents of such issuance are promptly provided to SPAC, and (iii) the Company having otherwise complied with the requirements under clause 2.4 of the Share Transfer Agreement (if such person is not an existing shareholder of the Company and already a party to the Share Transfer Agreement) and that after such issuance:

(k)   the Consortium Shareholders shall continue to hold at least 50% of the C/Ord Shares (as defined in the Shareholders’ Deed) such that the Consortium Shareholders can issue and maintain the Exit Notice pursuant to clause 13 of the Shareholders’ Deed in connection with the transactions contemplated under the Business Combination Agreement; or

Corrs Chambers Westgarth

(l) a requisite number of C/Ord Shareholders accede to this Agreement to become a “Consortium Shareholder” such that (i) the Consortium Shareholders shall continue to hold at least 50% of the C/Ord Shares (as defined in the Shareholders’ Deed) and (ii) can issue and maintain the Exit Notice pursuant to clause 13 of the Shareholders’ Deed in connection with the transactions contemplated under the Business Combination Agreement.

Business Combination Agreement	Has the meaning given in Recital A.

Business Days	A day which is not a Saturday, Sunday or bank or public holiday in Queensland, Australia.

C/Ord Shareholders	Holders of C class shares and ordinary shares in the capital of Tritium.

Consortium Shareholders	St Baker, Ilwella, Varley and Finnmax and each a Consortium Shareholder.

Covered Shares	Has the meaning given in Recital A.

Effective Date	The date upon which the Registration Statement / Proxy Statement becomes effective.

Encumbrance	Any mortgage, pledge, lien, charge, assignment, security interest, title retention, preferential right or trust arrangement and any other security agreement or arrangement securing obligations or liabilities, whether absolute or contingent and includes a security interest under the PPSA.

Existing Shares	Has the meaning given in Recital A.

Exit Notice	Has the meaning given in the Shareholders’ Deed.

Merger	Has the meaning given in Recital A.

Merger Sub	Hulk Merger Sub, Inc., a Delaware corporation

Permitted Transfer	A transfer of Covered Shares by a Consortium Shareholder to any Affiliate of a Consortium Shareholder if the transferee of such Covered Shares evidences in writing reasonably satisfactory to SPAC such transferee’s agreement to be bound by and subject to the terms of this Agreement to the same effect as such transferring Consortium Shareholder.

PPSA	Personal Property Securities Act 2009 (Cth)

Registration Statement / Proxy Statement	The registration statement on Form F-4 relating to the transactions contemplated in the Business Combination Agreement filed by NewCo with the Securities and Exchange Commission.

Representative	A person’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives.

Related Bodies Corporate	Has the meaning given in the Corporations Act.

Corrs Chambers Westgarth

Related Entity	has the meaning given in the Corporations Act.

Security Interest	Has the meaning given in the PPSA.

Share Transfer Agreement	The Share Transfer Agreement substantially in the form set out in Schedule 2 of this Agreement.

Shareholders’ Deed	The amended and restated shareholders’ deed of the Company dated 30 August 2019.

Shares	Shares in the capital of Tritium.

SPAC Opportunity	An opportunity comprising the potential acquisition of Tritium by NewCo on the terms set out in the Business Combination Agreement.

Tritium or Company	Tritium Holdings Pty Ltd ACN 145 324 910.

2	Share Transfer Agreement; Cooperation

2.1	Share Transfer Agreement

Within two Business Days after the Effective Date:

(a)	each Consortium Shareholder must duly execute and deliver the Share Transfer Agreement to the SPAC; and

(b)

the Consortium Shareholders must cause any two directors of Tritium to, pursuant to the power of attorney granted under clause 8.5 of the Shareholders’ Deed, duly execute, on behalf of each Shareholder (as defined under the Shareholders’ Deed) and Employee Party (as defined under the Shareholders’ Deed) who has not executed on their own behalf, and deliver the Share Transfer Agreement to the SPAC.

2.2	Cooperation

During the term of this Agreement, each Consortium Shareholder irrevocably and unconditionally agrees to:

(a)	maintain the Exit Notice issued by the Consortium Shareholders on or around 17 May 2021 in connection with the transactions contemplated under the Business Combination Agreement;

(b)	use reasonable endeavours to cooperate with NewCo and SPAC to consummate the transactions contemplated under the Business Combination Agreement and the Share Transfer Agreement; and

(c)

refrain from taking any action that would cause Tritium to be in breach of, the Business Combination Agreement or the Share Transfer Agreement including, without limitation, any actions that would cause any of the conditions precedent under each of those agreements to not be satisfied by the Outside Date (as defined in the Business Combination Agreement).

3	Voting

(a)	Each Consortium Shareholder irrevocably and unconditionally undertakes to exercise all voting rights attaching to the Covered Shares to vote in favour of:

(i)	any resolution approving the SPAC Opportunity;

(ii)	any resolution submitted to the Tritium shareholders pursuant to the Business Combination Agreement; and

Corrs Chambers Westgarth

(iii)	any resolution otherwise necessary for the consummation of the transactions contemplated by the Business Combination Agreement,

during the term of this Agreement.

(b)	Each Consortium Shareholder irrevocably and unconditionally undertakes to exercise all voting rights attaching to the Covered Shares to vote against or withhold consent to:

(i)	any resolution approving any Alternative Transaction; and

(ii)

any resolution submitted to the Tritium shareholders to take any action that would be reasonably likely to conflict, prohibit or delay the consummation of the transactions contemplated by the Business Combination Agreement, including any action or agreement that would be reasonably likely to result in any conditions under Article IX of the Business Combination Agreement not being fulfilled.

(c)	Each Consortium Shareholder represents and warrants that, except for this Agreement and the Shareholders’ Deed, the Consortium Shareholder has not:

(i)

entered into, and shall not enter into at any time during the term of this Agreement remains in effect, any voting agreement, voting trust or similar arrangement with respect to any Covered Shares; and

(ii)

granted, and shall not grant at any time during the term of this Agreement a proxy, consent of power of attorney with respect to any Covered Shares other than to the extent already granted under the Shareholders’ Deed.

4	Transfers

During the term of this Agreement, each Consortium Shareholder agrees not to:

(a)	offer to transfer, transfer or consent to transfer any of the Covered Shares or any voting interest therein, unless such transfer is a Permitted Transfer;

(b)

enter into any agreement, arrangement or understanding with any person, or take any action, that violates or conflicts with such Consortium Shareholder’s obligations under this Agreement or the Share Transfer Agreement; or

(c)	take any action that would restrict such Consortium Shareholder’s legal power, authority and right to comply with and perform its obligations under this Agreement or the Share Transfer Agreement.

5	Exclusivity

(a)	The Consortium Shareholders shall not, and shall cause their respective Affiliates and its and their respective Representatives not to, directly or indirectly:

(i)

enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries, indications of interest, offers or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the United States Securities Exchange Act of 1934, as amended, concerning an Alternative Transaction;

(ii)

enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction; or

Corrs Chambers Westgarth

(iii)	commence, continue or renew any due diligence investigation regarding any Alternative Transaction,

provided that the execution, delivery and performance of this agreement and the Business Combination Agreement and the consummation of the transactions contemplated hereby and thereby shall not be deemed a violation of this clause.

(b)

Each Consortium Shareholder shall, and shall cause its Affiliates and their respective Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to entering into this agreement with respect to any Alternative Transaction.

(c)

If a Consortium Shareholder or its Representative receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the completion of the transactions contemplated under the Business Combination Agreement, then such Consortium Shareholder shall promptly (and in no event later than twenty-four (24) hours after such Consortium Shareholder becomes aware of such inquiry or proposal) notify such person in writing that such Consortium Shareholder is subject to an exclusivity agreement with respect to the transactions contemplated under this agreement that prohibits such Consortium Shareholder from considering such inquiry or proposal. Without limiting the foregoing, the Consortium Shareholders agree that any violation of the restrictions set forth in this clause by a Consortium Shareholder or any of its Affiliates or their respective Representatives shall be deemed to be a breach of this clause by such Consortium Shareholder.

6	Confidentiality

(a)

Each Consortium Shareholder (recipient) must keep secret and confidential, and must not divulge or disclose any information relating to another party or its business (which is disclosed to the recipient by the other party, its representatives or advisers), this agreement or the terms of the transactions contemplated under the Business Combination Agreement other than to the extent that:

(i)

the information is in the public domain as at the date of this agreement (or subsequently becomes in the public domain other than by breach of any obligation of confidentiality binding on the recipient);

(ii)

the recipient is required to disclose the information by applicable law (other than under section 275 of the PPSA to the extent that disclosure is not required under that section if it would breach a duty of confidence) or the rules of any recognised stock exchange on which its shares or securities or the shares or securities of any of its Related Bodies Corporate are listed or proposed to be listed, provided that the recipient has to the extent possible having regard to the required timing of the disclosure consulted with the provider of the information as to the form and content of the disclosure and must disclose only the minimum information required to comply with the applicable law or rule;

(iii)

the disclosure is made by the recipient to its financiers or lawyers, accountants, investment bankers, consultants or other professional advisers to the extent necessary to enable the recipient to properly perform its obligations under this agreement or to conduct their business generally, in which case the recipient must ensure that such persons keep the information secret and confidential and do not divulge or disclose the information to any other person;

(iv)	the disclosure is required for use in legal proceedings regarding this agreement or the transactions contemplated under this agreement;

(v)	the party to whom the information relates has consented in writing before the disclosure; or

(vi)

the disclosure is otherwise permitted by this agreement or is necessary to enable recipient to give effect to, or exercise any rights or powers it has under or in connection with the transactions contemplated under this agreement.

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(b)

Each recipient must ensure that its directors, officers, employees, agents, representatives, advisers and Related Bodies Corporate comply in all respects with the recipient’s obligations under this clause 7.

(c)

Nothing in this agreement is to be construed as constituting the consent of a party, with respect to a Security Interest created by this agreement, to the disclosure of the terms of this agreement for the purpose of section 275(7) of the PPSA. No party who is the grantor of a Security Interest under this agreement will, after the date of this agreement, consent to the disclosure of the terms of this agreement to an interested person for the purpose of section 275 of the PPSA.

(d)

To the extent not prohibited by the PPSA, each party that is the grantor of a Security Interest under this agreement waives its right to receive any notice otherwise required to be given by a secured party under section 157 (verification statements) or any other provision of the PPSA.

7	Representations and warranties

Each Consortium Shareholder represents and warrants to the SPAC and NewCo as follows:

(a)	it has the legal right and full corporate power and capacity to:

(i)	execute and deliver this Agreement; and

(ii)	perform its obligations under this Agreement and the transactions effected by or made under this Agreement,

and has obtained all necessary authorisations and consents and taken all other actions necessary to enable it do so;

(b)	this Agreement constitutes its valid and legally binding obligations and is enforceable against it by any other party in accordance with its terms;

(c)	its execution and delivery of, and compliance with its obligations under, this Agreement does not contravene:

(i)	any law to which it or any of its property is subject or any order or directive from a government body binding on it or any of its property; or

(ii)	its constituent documents, any agreement or instrument to which it is a party or any obligation to any other person;

(d)

each Consortium Shareholder is the legal and beneficial owner of the Existing Shares specified opposite the name of that Consortium Shareholder in Schedule 1 and there is no Encumbrance or other third party right over any of the Existing Shares (other than as created by this Agreement);

(e)	the Consortium Shareholders together own at least 50% of the C/Ord Shares (as defined under the Shareholders’ Deed);

(f)	as at the date of this Agreement, the Existing Shares constitute all of the Shares legally or beneficially owned by the Consortium Shareholders; and

(g)	each Consortium Shareholder has the sole right and authority to vote and dispose (subject to the Shareholders’ Deed) of the Covered Shares.

8	Termination

This Agreement shall terminate on the earlier of:

(a)	the date on which closing occurs under the Business Combination Agreement;

Corrs Chambers Westgarth

(b)	the date on which the Business Combination Agreement is terminated in accordance with its terms; and

(c)

the date on which any amendment of, modification to, or waiver under the Business Combination Agreement is entered into or given that is adverse in any material respect to a Consortium Shareholder, without such Consortium Shareholder’s prior written consent.

9	Notices

9.1	General

Any communication relating to this document must be in writing in English.

9.2	Particulars for delivery of notices

Each communication (including each notice, consent, approval, request and demand) under or in connection with this Agreement must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

if to SPAC:

Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road

Menlo Park, CA

(212) 993-0076

Attention: Erik Anderson, Peter Haskopoulos and Robert Tichio

Email: erik@wrg.vc, phaskopoulos@riverstonellc.com,

rtichio@riverstonellc.com

if to NewCo:

Tritium DCFC Limited

48 Miller Street

Murarrie QLD 4172

Attention: Mark Anning

Email: manning@tritium.com.au

if to St Baker:

St Baker Energy Holdings Pty Ltd

c/-EWM Group Pty Ltd

Level 11, 344 Queen Street

Brisbane QLD 4000

Attention: Trevor St Baker

Email: tstbaker@stbenergy.com.au

if to Ilwella:

Ilwella Pty Ltd

Unit 980, 1 Newstead Terrace

Newstead QLD 4006

Attention: Brian Flannery

Email: bflannery@whiteenergyco.com

Corrs Chambers Westgarth

if to Varley:

Varley Holdings Pty. Limited

21 School Drive

Tomago NSW 2322

Attention: Jeffrey Phillips

Email: jeff.phillips@varleygroup.com

if to Finnmax:

Finnmax Pty Ltd

84 Harold Street

Holland Park QLD 4121

Attention: David Finn

Email: dfinn@tritium.com.au

9.3	Communication by post

Subject to clause 9.5, a communication is given if posted:

(a)	within Australia to an Australian postal address, three Business Days after posting; or

(b)	outside of Australia to an Australian postal address or within Australia to an address outside of Australia, ten Business Days after posting.

9.4	Communication by email

Subject to clause 9.5, a communication is given if sent by email, when a delivery confirmation report is received by the sender, unless subsequently the sender receives a delivery failure notification, indicating that the electronic mail has not been delivered.

9.5	After hours communication

If a communication is given:

(a)	after 5.00 pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9.00 am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

10	General

10.1	Variation

No provision of this document may be varied other than in writing executed by the parties to this document.

10.2	No assignment

No party may assign, transfer, charge or deal in any other way with the benefit of any right (or agree to do so), or create or declare (or agree to do so), or allow to arise, any trust in respect of the benefit of any right conferred by or arising under this document without the prior consent in writing of the other party.

10.3	Damages inadequate

The Consortium Shareholders acknowledge that damages will be inadequate compensation for a breach of this Agreement and, subject to the court’s discretion, SPAC or any Related Bodies Corporate of SPAC may

Corrs Chambers Westgarth

seek specific performance, injunctive relief or similar remedy as a remedy for any conduct or threatened conduct that is or would be a breach of this Agreement in addition to any other remedies available at law or in equity under or independently of this Agreement.

10.4	Costs

The parties agree to pay their own legal and other costs and expenses in connection with the preparation, execution and completion of this document.

10.5	Counterparts

This document may be executed in any number of counterparts. All counterparts together will be taken to constitute one document.

10.6	Construction

In this document:

(a)	any schedule to it is an integral part of it and any reference to this document includes a reference to that schedule;

(b)	the headings in it are used for ease of reference only and are not to be taken into account for the purposes of construing it;

(c)	any reference to it or any other agreement, contract, document or instrument includes any variation or replacement of any of them;

(d)	any references to any clause, schedule and provision are references to that clause, schedule and provision contained in it; and

(e)	the words ‘including’, ‘include’ and ‘includes’ are to be construed without limitation.

10.7	Governing law and jurisdiction

This document is governed by the laws applicable in Queensland, Australia and each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, Australia and any court competent to hear appeals from any of those courts.

Corrs Chambers Westgarth

Schedule 1

Consortium Shareholders

Shareholder	Existing Shares
St Baker	19,088,667 ordinary shares 1,360,497 C class shares

Varley	13,370,770 ordinary shares 1,080,504 C class shares

Ilwella	7,292,504 ordinary shares 605,606 C class shares

Finnmax	3,740,000 ordinary shares 381,709 N class shares

Corrs Chambers Westgarth

Schedule 2

Share Transfer Agreement

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Execution

Executed as an agreement.

Executed by Decarbonization Plus Acquisition Corporation II:

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Corrs Chambers Westgarth

Executed in accordance with section 127 of the Corporations Act 2001 (Cth) by Tritium DCFC Limited:

/s/ Trevor St Baker	/s/ Mark Anning
Director Signature	Secretary Signature

Trevor St Baker	Mark Anning
Print Name	Print Name

Corrs Chambers Westgarth

Executed in accordance with section 127 of the Corporations Act 2001 (Cth) by St Baker Energy Holdings Pty Ltd as trustee for the St Baker Energy Innovation Trust:

/s/ Trevor St Baker	/s/ Stephen St Baker
Director Signature	Director/Secretary Signature

Trevor St Baker	Stephen St Baker
Print Name	Print Name

Corrs Chambers Westgarth

Executed in accordance with section 127 of the Corporations Act 2001 (Cth) by Ilwella Pty Ltd:

/s/ Brian Flannery	/s/ Peggy Flannery
Director Signature	Director Signature

Brian Flannery	Peggy Flannery
Print Name	Print Name

Corrs Chambers Westgarth

Executed in accordance with section 127 of the Corporations Act 2001 (Cth) by Varley Holdings Pty. Limited:

/s/ Jeff Phillips	/s/ Justin Anthony England
Director Signature	Secretary Signature

Jeff Phillips	Justin Anthony England
Print Name	Print Name

Corrs Chambers Westgarth

Executed by Finnmax Pty Ltd as trustee for The Finn Family Trust:

/s/ Zoe Finn
Sole Director Signature

Zoe Finn
Print Name

Annex E

TERMINATION FEE SIDE LETTER

Annex E

Execution Version

SIDE LETTER AGREEMENT

This Side Letter Agreement (this “Agreement”) is made as of May 25, 2021 by and among Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“SPAC”) and the undersigned shareholders of Tritium Holdings Pty Ltd (together, the “Consortium”, and each a “Consortium Member”, and together with the SPAC, the “Parties”). Unless otherwise noted, capitalized terms used but not otherwise defined have the meaning set forth in the BCA (as defined below).

WHEREAS, concurrently with the execution of this Agreement, SPAC is entering into a Business Combination Agreement (the “BCA”), dated as of the date hereof, by and among SPAC, Tritium DCFC Limited, an Australian public company limited by shares, Hulk Merger Sub, Inc., a Delaware corporation, and Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (the “Company”);

WHEREAS, SPAC and the Company each may terminate the BCA pursuant to Section 10.01(f) thereof (a “Fortive Termination”), in the event certain acquisition rights under the Shareholders’ Deed are exercised by Fortive (as defined in the Shareholders’ Deed); and

WHEREAS, as an inducement for SPAC to enter into the BCA, (a) in the event of a Fortive Termination pursuant to the terms of the BCA, or (b) in the event of a termination of the BCA (i) by the Company or SPAC pursuant to Section 10.01(b) of the BCA or (ii) by the Company pursuant to any other clause in Section 10.01 of the BCA (other than clauses (c) or (h) thereof), in each case at a time when Fortive (as defined in the Shareholders’ Deed) has validly delivered a Fortive Notice in accordance with the Shareholders’ Deed that has not been revoked or withdrawn (provided that any such revocation or withdrawal will not be valid unless accompanied by the delivery of the Fortive Waivers) (an “Other Termination”), the Consortium has agreed pursuant to the terms and conditions set forth herein to pay to SPAC a termination fee of $50,000,000 (the “Termination Fee”).

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, agreements and covenants set forth herein, and for other good and valuable consideration the receipt and adequacy of which the Parties acknowledge, the Parties hereto hereby severally agree as follows:

1.    Termination Fee.

a.    In the event of a Fortive Termination or an Other Termination, each Consortium Member shall pay its portion, and the Consortium Members shall procure payment by James McFarlane Kennedy as trustee for the Kennedy Family Trust and Sernik Pty Ltd as trustee for the Sernia Family Trust (the “Other Consortium Members”) of their portion, of the Termination Fee set forth on Schedule A hereto to SPAC or its designee by wire transfer, to an account designated by SPAC in writing to the Consortium, of same day funds by the earlier of (i) the date that is four (4) Business Days after Fortive’s (as defined in the Shareholders’ Deed) acquisition of securities of the Company (other than the acquisition of securities (A) not in accordance with the Shareholders’ Deed from another shareholder of the Company, (B) of a de minimis amount from another shareholder of the Company or (C) newly issued securities directly from the Company and without violation of this Agreement) pursuant to the Shareholders’ Deed and (ii) March 14, 2022 (the “Payment Date”).

b.    In the event that any of the Other Consortium Members fails to pay its portion of the Termination Fee in accordance with clause 1(a), the Consortium Members agree to pay such Other Consortium Members’ outstanding portion in accordance with the respective proportions indicated on Schedule A by the Payment Date.

The Parties acknowledge and agree that the provisions for payment of the Termination Fee are an integral part of the Transactions and are included in order to induce SPAC to enter into the BCA.

2.    Liquidated Damages. The Parties acknowledge that the agreements contained in Section 1 are an integral part of the Transactions, and that the damages resulting from the termination of the BCA under circumstances where the Termination Fee is payable are uncertain and incapable of accurate calculation and that, without the agreements contained in Section 1, the SPAC would not enter into the BCA, this Agreement or the other Transaction Documents, and, therefore, the Termination Fee, if, as and when required pursuant to Section 1 of this Agreement, shall not constitute a penalty, but rather liquidated damages, and is a reasonable amount that will compensate the SPAC in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating the Transaction Documents and this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. Accordingly, if a Consortium Member fails to pay any amount due by it pursuant to Section 1 of this Agreement and, in order to obtain such payment, SPAC commences a proceeding that results in a judgment against that Consortium Member for its respective amount set forth in Section 1 of this Agreement or any portion thereof, that Consortium Member will pay to SPAC its reasonable third-party out-of-pocket costs and expenses (including attorneys’ fees) incurred as a result of such proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

3.    Transfers of Company Shares. Each Consortium Member agrees not to effect any Transfer of any Company Shares held by such Consortium Member from the date hereof until the termination of this Agreement, without the prior written consent of the SPAC (which will not be unreasonably withheld). To the extent that the SPAC consents to any such Transfer, the relevant Consortium Member agrees to cause the transferee of any such Transfer to execute and deliver a joinder to this Agreement, in form and substance reasonably satisfactory to the SPAC, pursuant to which such transferee will agree to be subject to the terms and conditions of this Agreement as if it was a “Consortium Member” signing this Agreement on the date hereof. For purposes of this Section 3, “Transfer” shall mean, in respect of a Consortium Member, to offer to transfer, transfer or consent to transfer any of the Company Shares held by that Consortium Member , excluding entry into the Commitment Agreement and the Share Transfer Agreement and the consummation of the transactions contemplated thereby and excluding entry into any sale or transfer of any Company Shares to Fortive pursuant to Section 19 of the Shareholders’ Deed.

4.    Several Liability. All liability of the Consortium Members under this Agreement will be several (and not (i) joint or (ii) joint and several) and if a Consortium Member fails to perform or discharge any of their respective covenants, agreements and obligations pursuant to this Agreement (the “Relevant Obligation”), the other Consortium Members shall not be liable for that Consortium Member’s failure to perform or discharge such Relevant Obligation and SPAC’s (or any other party’s) only remedy in respect of that Consortium Member’s failure to perform or discharge the Relevant Obligation will only be against that Consortium Member.

5.    Liability; Non-Recourse. Except (i) as expressly set forth in the Share Transfer Agreement and (ii) the obligation of the Consortium Members party hereto to pay the Termination Fee pursuant to the terms hereof, none of the Consortium Members nor any Consortium Member’s past, present or future directors, officers, employees, members, partners, stockholders, affiliates, agents, attorneys, advisors, or other representatives or shall have any liability under the BCA or any other Transaction Document.

6.    Assignment. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.

7.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 4):

if to SPAC:

Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road

Menlo Park, CA

(212) 993-0076

Attention: Erik Anderson, Peter Haskopoulos and Robert Tichio

Email: erik@wrg.vc, phaskopoulos@riverstonellc.com,

rtichio@riverstonellc.com

with a copy to:

Vinson & Elkins L.L.P.

1114 Avenue of the Americas

32nd Floor

New York, NY 10036

Attention: Dan Komarek

Email: dkomarek@velaw.com

and

Vinson & Elkins L.L.P.

2801 Via Fortuna

Suite 100

Austin, TX 78746

Attention: Milam Newby

Email: mnewby@velaw.com

and

Clifford Chance LLP

Level 16, 1 O’Connell Street

Sydney NSW 2000

Australia

Attention: Andrew Crook and Tennie Tam

Email:     Andrew.Crook@cliffordchance.com and

                 Tennie.Tam@cliffordchance.com

If to the Consortium:

Christopher Hay

33 West Street

North Sydney NSW 2060

Australia

Attention: Christopher Hay

Email: c.hay@stbenergy.com.au

With a copy to:

Attention: Kara Frederick

Email: kara@tigerfg.com

and

Tritium Holdings Pty Ltd

48 Miller Street

Murarrie, QLD 4172

Australia

Attention: Mark Anning

Email: manning@tritium.com.au

and

Latham & Watkins LLP

330 North Wabash Avenue

Suite 2800

Chicago, IL 60611

Attention:     Ryan Maierson

                      Jason Morelli

Email:          Ryan.Maierson@lw.com

                      Jason.Morelli@lw.com

and

Corrs Chambers Westgarth

Level 42, 111 Eagle Street

Brisbane, QLD 4000

Australia

Attention: Alex Feros

Email: Alexandra.Feros@corrs.com.au

8.    Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereunder are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereunder be consummated as originally contemplated to the fullest extent possible.

9.    Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. In the event of a conflict between the terms of this Agreement and any matters specifically and expressly governed by the BCA or one of the Transaction Agreements, the terms of the BCA or such Transaction Agreement, as applicable, shall govern.

10.    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in a Court of Chancery of the State of Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and (b) agree not to commence any Action relating thereto except in the courts described above in the State of Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the State of Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

12.    Waiver of Jury Trial. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.

13.    Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

14.    Amendment. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.

15.    Termination. This Agreement will terminate without further action upon the earliest to occur of (a) the Effective Time, or (b) upon termination of the BCA, provided, however, that if the BCA is terminated pursuant to (i) Section 10.01(f) thereof by the Company or SPAC or (ii) (A) by the Company or SPAC pursuant to Section 10.01(b) of the BCA or (B) by the Company pursuant to any other clause in Section 10.01 of the BCA (other than clauses (c) or (h) thereof), in each case at a time when Fortive (as defined in the Shareholders’ Deed) has validly delivered a Fortive Notice in accordance with the Shareholders’ Deed that has not been revoked or withdrawn (provided that any such revocation or withdrawal will not be valid unless accompanied by the delivery of the Fortive Waivers), this Agreement will terminate upon receipt of the Termination Fee by SPAC. If terminated, no Party will have any liability of any kind to the other Party or any other person on account of this Agreement.

16.    Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format

(pdf) transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, The Parties hereto have executed this Agreement as of the date first above written.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

By	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

THE CONSORTIUM:

St Baker Energy Holdings Pty Ltd, as trustee for the St Baker Energy Innovation Trust

By:	/s/ Trevor St Baker
Name: Trevor St Baker
Title: Director

By:	/s/ Stephen St Baker
Name: Stephen St Baker
Title: Director

Ilwella Pty Ltd

By:	/s/ Brian Flannery
Name: Brian Flannery
Title: Director

By:	/s/ Peggy Flannery
Name: Peggy Flannery
Title: Director

Varley Holdings Pty Ltd

By:	/s/ Jeff Phillips
Name: Jeff Phillips
Title: Managing Director

By:	/s/ Justin Anthony England
Name: Justin Anthony England
Title: Finance Manager and Company Secretary

Finnmax Pty Ltd, as trustee for The Finn Family Trust

By:	/s/ Zoe Finn
Name: Zoe Finn
Title: Director

Schedule A

Consortium Member	Share of Termination Fee	Respective Proportion
St Baker Energy Holdings Pty Ltd as trustee for the St Baker Energy Innovation Trust	38.804%	43.58%
Ilwella Pty Ltd	14.987%	16.83%
Varley Holdings Pty Ltd	27.422%	30.81%
Finnmax Pty Ltd as trustee for The Finn Family Trust	7.821%	8.78%
James McFarlane Kennedy as trustee for the Kennedy Family Trust	7.055%	—
Sernik Pty Ltd as trustee for the Sernia Family Trust	3.911%	—

Annex F

FORM OF A&R REGISTRATION RIGHTS AGREEMENT

[Attached]

F-1

Final Form

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [            ], 2021, is made and entered into by and among Tritium DCFC Limited (ACN                ), an Australian public company (the “Company”), Decarbonization Plus Acquisition Corporation II, a Delaware corporation (the “SPAC”), Decarbonization Plus Acquisition Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned parties listed under Holder on the signature pages hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively, the “Holders”).

RECITALS

WHEREAS, on February 3, 2021, the SPAC, the Sponsor and certain other security holders named therein (the “SPAC Holders”) entered into that certain Registration Rights Agreement (the “SPAC Registration Rights Agreement”), pursuant to which the SPAC granted the Sponsor and such other SPAC Holders certain registration rights with respect to certain securities of the SPAC;

WHEREAS, on May 25, 2021, the SPAC, the Company, Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Tritium Holdings Pty Ltd (ACN 145 324 910), an Australian propriety company (“Tritium”), entered into that certain Business Combination Agreement (the “BCA”), pursuant to which, among other things, (i) Merger Sub will merge with and into the SPAC on or about the date hereof, with the SPAC surviving the merger as a wholly owned subsidiary of the Company and the stockholders and warrant holders of the SPAC receiving ordinary shares of the Company (“Ordinary Shares”) and warrants to purchase Ordinary Shares, respectively, and (ii) the equity holders of Tritium will enter into a Share Transfer Agreement pursuant to which they will transfer their Tritium securities to the Company in exchange for Ordinary Shares (collectively, the “Business Combination”);

WHEREAS, after the closing of the Business Combination (the “Closing”), the Holders will own Ordinary Shares, and the Sponsor, James AC McDermott, Jeffrey Tepper, Dr. Jennifer Aaker, Jane Kearns and Michael Warren will own warrants to purchase 7,366,667 Ordinary Shares (the “Private Placement Warrants”); and

WHEREAS, in connection with the Closing, the SPAC and the SPAC Holders desire to amend and restate the SPAC Registration Rights Agreement in its entirety as set forth herein, and the Company and the other Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“BCA” shall have the meaning given in the Recitals.

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“Block Trade” shall have the meaning given to it in subsection 2.3.1 of this Agreement.

“Board” shall mean the board of directors of the Company.

“Business Combination” shall have the meaning given in the Recitals.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Demanding Holder” shall mean any Holder or group of Holders that together elects to dispose of Registrable Securities having an aggregate value of at least US$25 million, at the time of the Underwritten Demand, under a Registration Statement pursuant to an Underwritten Offering.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1 of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Financial Counterparty” shall have the meaning given in subsection 2.3.1 of this Agreement.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1 of this Agreement.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.3 of this Agreement.

“Merger Sub” shall have the meaning given in the Recitals.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“Ordinary Shares” shall have the meaning given in the Recitals.

“Other Coordinated Offering” shall have the meaning given to it in subsection 2.3.1 of this Agreement.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1 of this Agreement.

“Private Placement Warrants” shall have the meaning given in the Recitals.

“Pro Rata” shall have the meaning given in subsection 2.1.3 of this Agreement.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Private Placement Warrants (including any Ordinary Shares issued or issuable upon the exercise of any such Private Placement Warrants) held by a Holder immediately following the Closing, (b) any outstanding Ordinary Shares held by a Holder immediately following the Closing (including any Ordinary Shares issued or issuable upon exercise of any other outstanding equity securities of the Company (other than equity securities issued pursuant to an employee stock option or other benefit plan) held by

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a Holder immediately following the Closing), (c) any equity securities (including the Ordinary Shares issued or issuable upon the exercise of any such equity security) of the Company issuable immediately following the Closing upon conversion of any working capital loans in an amount up to US$1,500,000 in the aggregate made to the SPAC by a Holder and (d) any other equity security of the Company issued or issuable with respect to any such Ordinary Shares held by a Holder immediately following the Closing by way of a share sub-division or share dividend or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Ordinary Shares is then listed);

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)    reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of Registrable Securities held by the Demanding Holders initiating an Underwritten Demand to be registered for offer and sale in the applicable Underwritten Offering, not to exceed US$50,000.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.2 of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1.

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“SPAC” shall have the meaning given in the Preamble.

“SPAC Holders” shall have the meaning given in the Recitals.

“SPAC Registration Rights Agreement” shall have the meaning given in the Recitals.

“Sponsor” shall have the meaning given in the Preamble.

“Suspension Event” shall have the meaning given in Section 3.4 of this Agreement.

“Tritium” shall have the meaning given in the Recitals.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.2 of this Agreement.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1	Registration.

2.1.1    Shelf Registration. (a) The Company agrees that, within thirty (30) calendar days after the consummation of the Business Combination, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of all Registrable Securities (a “Shelf Registration”).

(b)    The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (a) as shall be selected by the Company and (b) as shall permit the resale or other disposition of the Registrable Securities by the Holders. If at any time a Registration Statement filed with the Commission pursuant to Section 2.1.1 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.2    Underwritten Offering. Subject to the provisions of subsection 2.1.3 and Section 2.3 of this Agreement, any Demanding Holder may make a written demand to the Company for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 of this Agreement (an “Underwritten Demand”). The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have

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their Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.2 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company in consultation with the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect (i) more than an aggregate of two (2) Underwritten Offerings pursuant to this subsection 2.1.2 in any twelve (12)-month period, (ii) more than an aggregate of four (4) Underwritten Offerings pursuant to this subsection 2.1.2 in total, (iii) an Underwritten Offering pursuant to this subsection 2.1.2 within ninety (90) days after the closing of an Underwritten Offering or (iv) an Underwritten Offering unless the reasonably expected the aggregate gross proceeds from the offering of the Registrable Securities to be registered in connection with such Underwritten Offering will be at least US$75,000,000 (the “Minimum Amount”).

2.1.3    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises or advise the Company, the Demanding Holders, the Requesting Holders and other persons or entities holding Ordinary Shares or other equity securities of the Company that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities (if any) in writing that the dollar amount or number of Registrable Securities or other equity securities of the Company requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of the Company that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Ordinary Shares or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Ordinary Shares or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.4    Registration Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering pursuant to subsection 2.1.2 of this Agreement shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification to the Company of their intention to withdraw from such Underwritten Offering prior to the launch of such Underwritten Offering; provided, however, that upon the withdrawal of an amount of Registrable Securities that results in the remaining amount of Registrable Securities included by the Demanding Holders and participating Holders in such Underwritten Offering being less than the Minimum Amount, the Company may cease all efforts to complete the Underwritten Offering and, for the avoidance of doubt, if such efforts are ceased, such Underwritten Offering shall not be counted as an Underwritten Offering for the purpose of the final sentence of subsection 2.1.2. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Demand prior to its withdrawal under this subsection 2.1.4.

2.2 Piggyback Registration.

2.2.1    Piggyback Rights. If the Company proposes to (i) file a Registration Statement under the Securities Act with respect to the Registration of equity securities of the Company, or securities or other

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obligations exercisable or exchangeable for, or convertible into equity securities of the Company, for its own account or for the account of shareholders of the Company, other than a Registration Statement (A) filed in connection with any employee stock option or other benefit plan, (B) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto) (C) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (D) for an offering of debt that is convertible into equity securities of the Company or (E) for a dividend reinvestment plan, or (ii) consummate an Underwritten Offering for its own account or for the account of shareholders of the Company (other than pursuant to the terms of this Agreement), then the Company shall give written notice of such proposed action to all of the Holders of Registrable Securities as soon as practicable (but in the case of filing a Registration Statement, not less than ten (10) days before the anticipated filing date of such Registration Statement), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within (a) five (5) days in the case of filing a Registration Statement and (b) two (2) days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) day), in each case after receipt of such written notice (such Registration, a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. If no written request for inclusion from a Holder is received within the specified time, each such Holder shall have no further right to participate in such Piggyback Registration. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of the equity securities of the Company that the Company desires to sell, taken together with (i) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration or Underwritten Offering has been requested pursuant to Section 2.2 of this Agreement and (iii) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a)    If the Registration or Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Registration or Underwritten Offering (A) first, the Ordinary Shares or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Ordinary Shares or other equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; or

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(b)    If the Registration or Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or Underwritten Offering (A) first, Ordinary Shares or other equity securities of the Company, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Ordinary Shares or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Ordinary Shares or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to, as applicable, the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 of this Agreement.

2.3 Block Trades Other Coordinated Offerings.

2.3.1    Notwithstanding any other provision of this Article II, but subject to Section 2.4 and Section 3.4, at any time and from time to time when an effective Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $25 million or (y) all remaining Registrable Securities held by the Demanding Holder, then if such Demanding Holder requires any assistance from the Company pursuant to this Section 2.3, such Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and, as promptly as reasonably practicable, the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

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2.3.2    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a written notice of withdrawal to the Company, the Underwriter or Underwriters (if any) and Financial Counterparty (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.3.2.

2.3.3    Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to Section 2.3 of this Agreement.

2.3.4    The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.3.5    A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.2 hereof.

2.4    Restrictions on Registration Rights. If (A) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; (B) the filing, initial effectiveness, or continued use of a Registration Statement in respect of such Underwritten Offering at any time would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control; or (C) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of a majority of the Board that such Underwritten Offering would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the majority of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period.

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. The Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1    prepare and file with the Commission, within the time frame required by Section 2.1.1, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the

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Demanding Holders or any Underwriter or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters or Financial Counterparty, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering or Block Trade, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4    prior to any Registration of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act;

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3.1.10    in accordance with Section 3.4 of this Agreement of this Agreement, notify the Holders of the happening of any event as a result of which a Misstatement exists, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.11    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a Financial Counterparty pursuant to such Registration, permit a representative of the Holders (such representative to be selected by a majority of the Holders), the Underwriters or other Financial Counterparty facilitating such Underwritten Offering, a Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, Financial Counterparty, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives or Underwriters or Financial Counterparty enter to confidentiality agreements, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12    obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration (subject to such Financial Counterparty providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel), in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders or the Financial Counterparty, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, Financial Counterparty or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such participating Holders, Financial Counterparty or Underwriter;

3.1.14    in the event of an Underwritten Offering or a Block Trade, or an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration to which the Company has consented, to the extent reasonably requested by such Financial Counterparty in order to engage in such offering, allow the Underwriters or Financial Counterparty to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.15    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, enter into and perform its obligations under an underwriting agreement or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the Financial Counterparty of such offering or sale;

3.1.16    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.17    if the Registration involves the Registration of Registrable Securities in an Underwritten Offering in excess of the Minimum Amount, use its reasonable efforts to make available senior executives of the

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Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.18    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or Financial Counterparty if such Underwriter or Financial Counterparty has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or Financial Counterparty, as applicable.

3.2    Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3    Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4    Suspension of Sales. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to (A) delay or postpone the (i) initial effectiveness of any Registration Statement or (ii) launch of any Underwritten Offering, in each case, filed or requested pursuant to this Agreement, and (B) from time to time to require the Holders not to sell under any Registration Statement or Prospectus or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the applicable Registration Statement or Prospectus of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement or Prospectus would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement or Prospectus to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering on more than two occasions, for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of a Suspension Event while a Registration Statement filed pursuant to this Agreement is effective or if as a result of a Suspension Event a Misstatement exists, each Holder agrees that (i) it will immediately discontinue offers and sales of Registered Securities under each Registration Statement filed pursuant to this Agreement until the Holder receives copies of a supplemental or amended Prospectus (which the Company agrees to promptly prepare) that corrects the relevant misstatements or omissions and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (ii) it will maintain the confidentiality of information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the Holders will deliver to the Company or, in Holders’ sole discretion destroy, all copies of each Prospectus covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (A) to the extent the Holders are required to retain a copy of such Prospectus (x) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

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3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and out-of-pocket expenses (including reasonable outside attorneys’ fees and inclusive of all reasonable outside attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and out-of-pocket expenses (including reasonable outside attorneys’ fees and inclusive of all reasonable outside attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of such Holder specifically for use therein. In no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3    Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one outside counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party

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and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5    If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery or (iii) transmission by hand delivery, telecopy, telegram, facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery, telecopy or telegram, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to the Sponsor, to: 2744 Sand Hill Road, Menlo Park, CA 94025, or by email at: phaskopoulos@riverstonellc.com, if to the Company, to: 48 Miller Street, MURARRIE, QLD 4172, Australia, Attention: Mark Anning, or by email at: manning@tritium.com.au, and, if to any Holder, to the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address

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for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2    Assignment; No Third Party Beneficiaries.

5.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

5.2.3    This Agreement shall not confer any rights or benefits on any persons that are not parties hereto or do not hereafter become a party to this Agreement pursuant to Section 5.2 of this Agreement.

5.2.4    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice provided in accordance with Section 5.1 of this Agreement and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

5.5    Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the total Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6    Other Registration Rights. The Company represents and warrants that no person, other than (a) a Holder of Registrable Securities and (b) the holders of the Company’s warrants pursuant to that certain Warrant Agreement, dated as of February 3, 2021, by and between the SPAC and Continental Stock Transfer & Trust Company, and assumed by the Company on or about the date hereof, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement,

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including the SPAC Registration Rights Agreement, or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7    Term. This Agreement shall terminate upon the earlier of (i) the tenth (10th) anniversary of the date of this Agreement and (ii) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

TRITIUM DCFC LIMITED, an Australian public company

By:
Name:
Title:

SPAC:

DECARBONIZATION PLUS ACQUISITION CORPORATION II, a Delaware corporation

By:
Name:
Title:

HOLDERS:

DECARBONIZATION PLUS ACQUISITION SPONSOR II, LLC, a Delaware limited liability company

By:
Name: Peter Haskopoulos
Title: Authorized Person

James AC McDermott

Jeffrey Tepper

Dr. Jennifer Aaker

Jane Kearns

[Signature Page to Registration Rights Agreement]

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Michael Warren

[Company shareholder]

[Company shareholder]

[Signature Page to Registration Rights Agreement]

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Annex G

EXIT NOTICE

[Attached]

17 May 2021

To: Tritium Holdings Pty Ltd (Tritium)

Unit 1, 31 Archimedes Place

Murarrie QLD 4172

Australia

To: Each of the holders of ordinary or “Class C” shares in the capital of Tritium other than the Proposing Shareholders (together the Other C/Ord Shareholders)

From: The parties listed in Schedule 1 to this Notice (together, the Proposing Shareholders)

Notice under clause 13.1(a) and 13.1(b) of the Tritium Shareholders Deed

1	We refer to the Shareholders Deed dated 12 July 2016 (as amended and restated on 2 November 2017, 25 May 2018 and on or about 27 August 2018) in relation to Tritium (the Shareholders Deed).

2	Capitalised terms used but not defined in this Notice have the meaning given in the Shareholders Deed unless the context requires otherwise.

3

In accordance with clause 18.4(b)(ii), clause 13.1(a) and clause 13.1(b) of the Shareholders Deed, the Proposing Shareholders give notice to Tritium and the Other C/Ord Shareholders of their intention to seek an Exit Proposal through a Trade Sale (being the proposed sale of shares resulting from the business combination between the Company and Decarbonisation Plus Acquisition Corporation II (DCRN)).

4

The Proposing Shareholders look forward to the Company’s and the Other C/Ord Shareholders’ cooperation in giving effect to the Exit Proposal in accordance with clause 13.1(c) of the Shareholders Deed, and the Proposing Shareholders note that they and DCRN are proceeding with the Exit Proposal on the basis that the Other C/Ord Shareholders will act in good faith and use best endeavours to give effect to the Exit Proposal under those clauses of the Shareholders Deed.

Signed for and on behalf of the Proposing Shareholders by:

Executed in accordance with section 127 of the Corporations Act 2001 (Cth) by St Baker Energy Holdings Pty Ltd as trustee for the St Baker Energy Innovation Trust:

/s/ Trevor St Baker	/s/ Stephan St Baker
Director Signature	Director/Secretary Signature

Trevor St Baker	Stephan St Baker
Print Name	Print Name

Schedule 1 — Proposing Shareholders

•	Finnmax Pty Ltd (ACN 625 001 863) as trustee for The Finn Family Trust

•	Ilwella Pty Ltd (ACN 003 220 371)

•	Varley Holdings Pty Ltd (ACN 008 464 935)

•	St Baker Energy Holdings Pty Ltd (ACN 010 165 554) as trustee for the St Baker Energy Innovation Trust (ABN 60 715 308 891)

•	James McFarlane Kennedy as trustee for The Kennedy Family Trust

•	Sernik Pty Ltd as Trustee for the Sernia Family Trust

•	Coolah Holdings Pty Ltd

•	Retail Bids Limited

•	LRSR Pty Ltd

•	Bernard Walsh

•	Greengrid Investment Holding Group Pty Ltd

•	Mariva Investments Pty Ltd

•	Panic Super Pty Ltd

•	Franunta Super Pty Ltd as Trustee for the Franunta Superannuation Fund

Annex H

FORM OF SHARE TRANSFER AGREEMENT

[Attached]

CLIFFORD CHANCE

THE PARTIES LISTED AT Schedule 2

TRITIUM DCFC LIMITED

TRITIUM HOLDINGS PTY LTD

DECARBONIZATION PLUS ACQUISITION CORPORATION II

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT is made on [                    ] 2021

BETWEEN:

(1)	The parties listed at Schedule 2, including any Sellers who accede to this agreement pursuant to a STA Accession Deed (“Sellers”);[1]

(2)	Tritium DCFC Limited (ACN 650 026 314) of 48 Miller Street, Murarrie, Queensland 4172, Australia (“Buyer”);

(3)	Tritium Holdings Pty Ltd (ACN 145 324 910) of 48 Miller Street, Murarrie, Queensland 4172, Australia (“Company”); and

(4)	Decarbonization Plus Acquisition Corporation II, a Delaware corporation of 2744 Sand Hill Road, Menlo Park, California 94025, USA (“SPAC”).

RECITALS:

(A)	The Sellers are the registered holders of all the Sale Shares. Each of the Sellers owns the Sale Shares set out opposite the name of that Seller in Schedule 2.

(B)

On the terms and subject to the conditions of this agreement, the Buyer makes an offer (“Rollover Offer”) on the same terms to each of the Sellers to acquire all of the Sale Shares held by each Seller for the issue of Consideration Shares.

(C)

Each of the Sellers has agreed to accept the Rollover Offer and sell the Sale Shares set out opposite the name of that Seller in Schedule 2 to the Buyer, and the Buyer has agreed to buy the Sale Shares from the Sellers pursuant to the Rollover Offer, on the terms and conditions of this agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions in the Dictionary

A term or expression starting with a capital letter:

(a)	which is defined in the Dictionary in Schedule 1, has the meaning given to it in the Dictionary unless otherwise expressly provided in this agreement;

(b)	which is defined in the Corporations Act, but is not defined in the Dictionary, has the meaning given to it in the Corporations Act; and

(c)	which is defined in the GST Law, but is not defined in the Dictionary or the Corporations Act, has the meaning given to it in the GST Law.

1.2	Interpretation

The interpretation clause in Schedule 1 sets out rules of interpretation for this agreement.

[1]	Note to Draft: The schedule of Sellers will include all Appointing Beneficiaries (but, for the avoidance of doubt, will not include the Bare Trustee).

2.	SALE AND PURCHASE

2.1	Sale Shares

On Completion:

(a)

each of the Sellers (other than the Appointing Beneficiaries) must sell the Sale Shares set out opposite the name of that Seller in columns 5 and 6 of the table in Schedule 2, free and clear from all Encumbrances (other than as created by the Commitment Agreement), and the Buyer must purchase the Sale Shares, on the terms and subject to the conditions of this agreement; and

(b)

each of the Appointing Beneficiaries shall procure that the Bare Trustee sells the Sale Shares set out opposite that Appointing Beneficiary’s name in columns 5 and 6 of the table in Schedule 2, free and clear from all Encumbrances (other than as created by the Commitment Agreement), and the Buyer must purchase the Sale Shares, on the terms set out in this agreement.

2.2	Purchase Price

(a)	The consideration for the sale of the Sale Shares is the payment by the Buyer of the Purchase Price.

(b)	The Purchase Price shall be paid by the Buyer issuing the Consideration Shares to each Seller in their Respective Proportions at the Effective Time in accordance with clause 4.

2.3	Sale Shares Schedule

(a)

Subject to clause 2.3(b), the determination of the Respective Proportion of Consideration Shares to be issued to each of the Sellers shall be calculated in accordance with the Sale Shares Schedule which sets out the number of Sale Shares held by the Sellers immediately prior to Completion, as set out opposite the name of each Seller in columns 5 and 6 of the Sale Shares Schedule.

(b)	The Sellers’ Representative may, at least 2 Business Days prior to Completion, deliver to Buyer and SPAC a final Sale Shares Schedule setting out:

(i)	any additional Sellers who have acceded to this agreement; and

(ii)	any revised numbers of Sale Shares issued to the Sellers between the date of this agreement and Completion.

2.4	New Sellers

If, after the date of this agreement and prior to Completion, the Company issues equity interests or any securities convertible into equity interests to any person who is not already a party to this agreement:

(a)	any such issuance must be conditional on the person first entering into a binding STA Deed of Accession and a SHD Deed of Accession; and

(b)	the Company must promptly provide a copy of such STA Deed of Accession and SHD Deed of Accession under the Shareholders’ Deed to the Buyer and SPAC.

2.5	Title and risk

Title to and risk in the Sale Shares passes to the Buyer with effect on and from Completion.

2.6	Waiver of pre-emptive rights and consent

Each Seller:

(a)

waives and releases any and all restrictions on transfer (including pre-emptive rights) that might exist in respect of the Sale Shares, whether under the Shareholders’ Deed, the Constitution or otherwise; and

(b)

consents to the Transactions and each matter incidental to those Transactions, for all purposes, including under the Shareholders’ Deed, the Employee Equity Plan Offer Letter, the Loan Funded Share Plan Rules and all such other documents which regulate the Sale Shares.

2.7	Fractional shares

No fractional Consideration Shares will be issued in accordance with this agreement and any fractional Consideration Shares to which the Seller would otherwise be entitled shall be rounded up or down to the nearest whole number of Consideration Shares, as applicable, with a fraction of 0.5 to be rounded up unless to do so would exceed the total number of Consideration Shares.

2.8	Purchase of all the Sale Shares

The Sellers need not complete the sale, and the Buyer need not complete the purchase, of any of the Sale Shares unless the sale and purchase of all the Sale Shares is completed simultaneously.

3.	CONDITIONS PRECEDENT

3.1	Conditions

Clauses 2 and 4 are not binding on the parties and are of no force or effect unless and until the following Conditions have been satisfied:

(a)

all conditions precedent to the Company’s and SPAC’s obligations to effect the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived (other than the condition in clause 9.01(g) of the Business Combination Agreement in respect of the transfer of the Sale Shares to the Buyer pursuant to this agreement);

(b)

each Rollover Offer shall have been accompanied by a disclosure document in compliance with Chapter 6D of the Corporations Act (other than where the Rollover Offer has been made to any Seller to whom disclosure is not required to be given pursuant to an exemption under, or relief given pursuant to, the Corporations Act).

3.2	No Waiver

The Conditions in clause 3.1(a) and 3.1(b) may not be waived. Both the Buyer and the Sellers have the benefit of the Conditions in clause 3.1(a) and clause 3.1(b).

3.3	Satisfaction of the Conditions

(a)

Each of the Buyer, the Company, SPAC and the Sellers must use its reasonable endeavours to ensure that the Conditions in clause 3.1 are satisfied as soon as practicable after the date of this agreement and in any event on or before the Outside Date.

(b)	Each of the Buyer, the Company, SPAC and the Sellers must provide all reasonable assistance to the others as is necessary to satisfy the Conditions.

(c)

The Sellers must provide to the Buyer, SPAC and the Company all information as may be reasonably requested by the Buyer, SPAC or the Company for the purposes of procuring the satisfaction of the Conditions in clause 3.1. Notwithstanding anything to the contrary in this agreement, the Buyer, SPAC and the Company may disclose such information obtained from the Sellers or the Group as it reasonably considers to be necessary or desirable to any Government Agency in connection with the satisfaction of the Conditions in clause 3.1.

(d)	Each party must within one Business Day notify the other parties in writing if it becomes aware that a Condition:

(i)	is satisfied; or

(ii)	becomes incapable of being satisfied before the Outside Date.

(e)	Each party may terminate this agreement by giving not less than 2 Business Days written notice to the other parties if at any time before Completion:

(i)	the Conditions are not satisfied by the Outside Date; or

(ii)	any Condition becomes incapable of being satisfied, or the parties agree that any Condition cannot be satisfied, by the Outside Date,

and provided that the terminating party is not in breach of a material obligation under clauses 3.3(a) to 3.3(d).

3.4	No binding agreement for transfer

For the avoidance of doubt, nothing in this agreement will cause a binding agreement for the transfer of shares or the sale of assets to arise unless and until the Conditions have been satisfied and no person will obtain rights in relation to Sale Shares or Consideration Shares as a result of this agreement unless and until the Conditions have been satisfied.

4.	COMPLETION

4.1	Time and place

Completion must take place at the office of Clifford Chance at Level 16, 1 O’Connell Street, Sydney NSW 2000 at the Effective Time subject to the satisfaction of the Conditions, or at such other place, time and date (or electronically) as the parties may agree.

4.2	Completion

On or before Completion, the Sellers and the Buyer must carry out the Completion Steps referable to it in accordance with Schedule 5.

4.3	Notice to complete

(a)	If Completion does not occur in accordance with this clause 4 because of the failure of the Buyer or the Sellers (“Defaulting Party”) to satisfy its obligations under clause 4.2 and Schedule 5 then:

(i)	the Sellers (where the Defaulting Party is the Buyer);

(ii)	the Buyer (where the Defaulting Party is one or more of the Sellers);

(iii)	SPAC (where the Defaulting Party is either the Buyer or one or more of the Sellers),

(in each case the “Notifying Party”) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of 5 Business Days from the date of the notice and declaring time to be of the essence in relation to that notice.

(b)

If the Defaulting Party fails to comply with the notice given under clause 4.3(a), the Notifying Party may, without limitation to any other rights it may have, terminate this agreement by giving written notice to the Buyer or the Sellers (as applicable). Any termination by the Buyer pursuant to this clause 4.3(b) is subject to the consent of SPAC.

4.4	Completion simultaneous

(a)

Subject to clause 4.4(b), the actions to take place at Completion as contemplated by this clause 4 are interdependent and, unless otherwise stated, all actions required to be performed by a party at Completion, once those actions are completed, are taken to have occurred simultaneously on the Completion Date. If any obligation specified in this clause 4 is not performed on or before Completion then, without limiting the rights of the parties, Completion is taken not to have occurred and any document delivered, or payment made, under clause 4 must be returned to the party that delivered it or paid it.

(b)

SPAC may, in its sole discretion, waive any or all of the actions that the Sellers are required to perform under clause 4.2 and the Seller Representative, on behalf of the Sellers, may, in its sole discretion, waive any or all of the actions that the Buyer is required to perform under clause 4.2.

4.5	Termination of Shareholders’ Deed

Subject to Completion occurring:

(a)

each Seller and the Company agrees that the Shareholders’ Deed terminates in accordance with clause 30.1 thereof, effective from Completion and each Seller agrees that after such termination, the clauses referenced in clause 30.2 of the Shareholders’ Deed continue in force.

(b)	each Seller and the Company:

(i)	agrees that all rights, obligations and Liabilities of each of the parties to the Shareholders’ Deed under the Shareholders’ Deed is extinguished with effect immediately following Completion;

(ii)	agrees that the Shareholders’ Deed has no force or effect immediately following Completion;

(iii)	waives and releases all Claims it had under or in connection with the Shareholders’ Deed, effective from Completion.

4.6	Post Completion

Immediately following Completion the Buyer must procure that all necessary forms are lodged with the appropriate Government Agency (including ASIC) to reflect the actions taken under clause 4.2.

4.7	Sellers’ obligations in respect of the Consideration Shares

Effective upon Completion, each Seller agrees to accept the issue of its Consideration Shares, to become a member of the Buyer and to be bound by the constitution of the Buyer.

5.	PERIOD PRIOR TO COMPLETION

5.1	Sellers’ obligations

Between the date of this agreement and the earlier of the Completion Date and the termination of this agreement, except with the prior written consent of SPAC, the Sellers shall not take any actions or omit to take any actions to cause the Company to be in breach of the Business Combination Agreement.

5.2	Disclosure Document

As promptly as reasonably practicable after the date of this agreement, the Buyer, the Company and SPAC will prepare and mutually agree upon (such agreement not to be unreasonably withhold, conditioned or delayed) a disclosure document in compliance with Chapter 6D of the Corporations Act to ensure that each Rollover Offer will be made in compliance with Chapter 6D of the Corporations Act (other than where the Rollover Offer has been made to any Seller to whom disclosure is not required to be given pursuant to an exemption under, or relief given pursuant to, the Corporations Act). Each of the Buyer, the Company and SPAC agrees to promptly furnish the other all information concerning such party, its subsidiaries, representatives and shareholders that may be required or reasonably requested in connection with any action contemplated by this clause 5.2, except that that none of the Buyer, the Company and SPAC shall use any such information for any purposes other than those contemplated by this agreement unless:

(a)	such party obtains the prior written consent of the other to such use (which consent shall not be unreasonably withheld, conditioned or delayed); or

(b)	to the extent that use of such information is required to avoid violation of applicable law.

5.3	Amendment of Loan Funded Share Plan Rules

(a)	The parties acknowledge that:

(i)

the Loan Funded Share Plan Rules may need to be amended by the Company in order to facilitate the transfer of any Sale Shares issued in accordance with the Loan Funded Share Plan Rules to the Buyer in accordance with the terms and conditions of this agreement; and

(ii)

Sale Shares issued in accordance with the Loan Funded Share Plan Rules may need to be bought back by the Company in accordance with the Loan Funded Share Plan Rules (and, if the subject of a buy-back by the Company, would not be Sale Shares for the purposes of this agreement).

(b)	The parties agree to use reasonable endeavours to take such actions as may be reasonably necessary in respect of Sale Shares issued in accordance with the Loan Funded Share Plan Rules to either:

(i)

facilitate the transfer of those Sale Shares to the Buyer in accordance with the terms and conditions of this agreement (which may, without limitation, require amendment of the Loan Funded Share Plan Rules); or

(ii)	facilitate the buy-back of those Sale Shares by the Company in accordance with the Loan Funded Share Plan Rules.

6.	SELLER WARRANTIES

6.1	Seller Warranties

Each of the Sellers represents and warrants to each of the Buyer and SPAC, in respect of itself and the Sale Shares held by it only, that each of the Seller Warranties is true and accurate on its terms:

(a)	in respect of each Seller Warranty that is expressed to be given on a particular date, on that date; and

(b)	in respect of each other Seller Warranty, as at entry into this agreement and immediately before Completion.

6.2	Independent Seller Warranties

Each of the Seller Warranties is to be construed independently of the others and is not limited by reference to any other Seller Warranty.

6.3	Maximum Claim exposure

Notwithstanding anything else in this agreement, a Seller’s maximum liability to SPAC or the Buyer for any Claims made against the Seller under or relating in any way to this agreement or its subject matter is limited to that Seller’s Respective Proportion of the Purchase Price.

6.4	Reliance

Each Seller acknowledges that each of the Buyer and the SPAC has entered into this agreement and will complete this agreement in reliance on the Seller Warranties.

6.5	Notification of Seller Warranty breaches

The Sellers must promptly notify the Buyer and SPAC if at any time after the date of this agreement any one of them becomes aware that:

(a)	a Seller Warranty was not true when given, or has ceased to be true (if it was repeated); or

(b)	an act or event has occurred that would or might reasonably be expected to result in a Seller Warranty ceasing to be true if it were repeated immediately before or at Completion,

and must also provide the Buyer and SPAC with details of that fact.

7.	BUYER WARRANTIES

7.1	Buyer Warranties

The Buyer represents and warrants to the Sellers and SPAC that each of the Buyer Warranties is true and accurate on its terms:

(a)	in respect of each Buyer Warranty that is expressed to be given on a particular date, on that date; and

(b)	in respect of each other Buyer Warranty, as at entry into this agreement and immediately before Completion.

7.2	Independent Buyer Warranties

Each of the Buyer Warranties is to be construed independently of the others and is not limited by reference to any other Buyer Warranty.

7.3	Reliance

The Buyer acknowledges that each of the Sellers and SPAC has entered into this agreement and will complete this agreement in reliance on the Buyer Warranties.

8.	TERMINATION

8.1	Termination

(a)

Each of SPAC, the Buyer and the Company may terminate this agreement at any time before Completion by notice in writing to the other parties if the Business Combination Agreement is terminated in accordance with its terms.

(b)	SPAC may terminate this agreement at any time before Completion by notice in writing to the Buyer, the Company and the Sellers if:

(i)	in respect of the Seller Warranties in clause 1 of Schedule 3:

(A)

a breach of Seller Warranty occurs before Completion such that in respect of a Seller Warranty that is given on the date of this agreement, such Seller Warranty was not true except for de minimis inaccuracies when given or would not be true except for de minimis inaccuracies if such Seller Warranty was repeated; or

(B)

a breach of Seller Warranty occurs before Completion such that in respect of a Seller Warranty that is given immediately before or at Completion, such Seller Warranty could not reasonably be expected to be true except for de minimis inaccuracies when it is given immediately before or at Completion; and

(ii)	in respect of all other Seller Warranties:

(A)

a breach of Seller Warranty occurs before Completion such that in respect of a Seller Warranty that is given on the date of this agreement, such Seller Warranty was not true in all material respects when given or would not be true in all material respects if such Seller Warranty was repeated; or

(B)

a breach of Seller Warranty occurs before Completion such that in respect of a Seller Warranty that is given immediately before or at Completion, such Seller Warranty could not reasonably be expected to be true in all material respects when it is given immediately before or at Completion, in each case provided that if such breach is curable, SPAC may not terminate this agreement for so long as the Seller that is in breach continues to use reasonable endeavours to cure such breach, unless such breach is not cured by such Seller on the date that is the earlier of thirty days after notice of such breach is provided by SPAC to the Buyer, the Company and the Sellers and the Outside Date.

8.2	Effect of termination

(a)	If this agreement is terminated under clause 3.3(e), 4.3(b), 8 or 15.5, then:

(i)	each party is released from its obligations to further perform its obligations under this agreement, except those expressed to survive termination;

(ii)	each party retains the rights it has against the other in respect of any breach of this agreement occurring before termination; and

(iii)	any confidential information of the Sellers or Group Companies in the Buyer’s possession or control will be subject to the terms of the Confidentiality Agreement.

(b)

This clause 8 and clauses 1 (Definitions and interpretation), 9.3 (Confidentiality), 11.1 and 11.2 (Duties, costs and expenses), 12 (GST), 13 (Notices), 14 (Sellers’ Representative) and 15 (General) continue to apply after termination of this agreement.

9.	ANNOUNCEMENTS, EXCLUSIVITY AND CONFIDENTIALITY

9.1	Announcements

A party may not make any public announcement relating to this agreement or the Business Combination Agreement (including the fact that the parties have executed this agreement and the Business Combination Agreement) unless the parties have consented to the announcement, including the form and content of that disclosure, or unless the announcement would be permitted under an exemption in clause 9.3(a)(i) or 9.3(a)(ii) or under the Business Combination Agreement.

9.2	Exclusivity

(a)

Prior to Completion or the termination of this agreement, the Sellers shall not, and shall cause their respective Affiliates and its and their respective Representatives not to, directly or indirectly:

(i)

enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries, indications of interest, offers or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the United States Securities Exchange Act of 1934, as amended, concerning an Alternative Transaction;

(ii)

enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction; or

(iii)	commence, continue or renew any due diligence investigation regarding any Alternative Transaction,

provided that the execution, delivery and performance of this agreement and the Business Combination Agreement and the consummation of the Transactions contemplated hereby and thereby shall not be deemed a violation of this clause 9.2.

(b)

Each Seller shall, and shall cause its Affiliates and their respective Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to entering into this agreement with respect to any Alternative Transaction.

(c)

If a Seller or its Representative receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Completion, then such Seller shall promptly (and in no event later than twenty-four (24) hours after such Seller becomes aware of such inquiry or proposal) notify such person in writing that such Seller is subject to an exclusivity agreement with respect to the Transactions contemplated under this agreement that prohibits such Seller from considering such inquiry or proposal. Without limiting the foregoing, the Sellers agree that any violation of the restrictions set forth in this clause 9.2 by a Seller or any of its Affiliates or their respective Representatives shall be deemed to be a breach of this clause 9.2 by such Seller.

9.3	Confidentiality

(a)

Each party (“recipient”) must keep secret and confidential, and must not divulge or disclose any information relating to another party or its business (which is disclosed to the recipient by the other party, its representatives or advisers), this agreement or the terms of the Transactions other than to the extent that:

(i)

the information is in the public domain as at the date of this agreement (or subsequently becomes in the public domain other than by breach of any obligation of confidentiality binding on the recipient);

(ii)

the recipient is required to disclose the information by applicable Law (other than under section 275 of the PPSA to the extent that disclosure is not required under that section if it would breach a duty of confidence) or the rules of any recognised stock exchange on which its shares or securities or the shares or securities of any of its Related Bodies Corporate are listed or proposed to be listed, provided that the recipient has to the extent possible having regard to the required timing of the disclosure consulted with the provider of the information as to the form and content of the disclosure and must disclose only the minimum information required to comply with the applicable Law or rule;

(iii)

the disclosure is made by the recipient to its financiers or lawyers, accountants, investment bankers, consultants or other professional advisers to the extent necessary to enable the recipient to properly perform its obligations under this agreement or to conduct their business generally, in which case the recipient must ensure that such persons keep the information secret and confidential and do not divulge or disclose the information to any other person;

(iv)

the disclosure is made by SPAC or the Buyer to a direct or indirect investor in SPAC or the Buyer, to the members of advisory and investment committees of any fund, trust, limited partnership or similar vehicle managed or advised by SPAC or its Related Body Corporate, or to investors, proposed investors, advisors or financiers of any fund, trust, limited partnership or similar vehicle managed or advised by SPAC or its Related Body Corporate;

(v)	the disclosure is required for use in legal proceedings regarding this agreement or the Transactions contemplated under this agreement;

(vi)	the party to whom the information relates has consented in writing before the disclosure; or

(vii)

the disclosure is otherwise permitted by this agreement or the Business Combination Agreement or is necessary to enable SPAC or the Buyer to give effect to, or exercise any rights or powers it has under or in connection with the Transactions.

(b)

Each recipient must ensure that its directors, officers, employees, agents, representatives, advisers and Related Bodies Corporate comply in all respects with the recipient’s obligations under this clause 9.2.

(c)

Nothing in this agreement is to be construed as constituting the consent of a party, with respect to a Security Interest created by this agreement, to the disclosure of the terms of this agreement for the purpose of section 275(7) of the PPSA. No party who is the grantor of a Security Interest under this agreement will, after the date of this agreement, consent to the disclosure of the terms of this agreement to an interested person for the purpose of section 275 of the PPSA.

(d)

To the extent not prohibited by the PPSA, each party that is the grantor of a Security Interest under this agreement waives its right to receive any notice otherwise required to be given by a secured party under section 157 (verification statements) or any other provision of the PPSA.

10.	TRUSTEE LIMITATION OF LIABILITY

10.1	Application

In this clause 10 the term “Trustee” means each Seller who enters into this agreement in the capacity of a trustee (in respect of each such Trustee, its “Trust”).

10.2	Acknowledgement

Each Trustee and each party acknowledges that the Trustee enters into this agreement in its capacity as trustee of its Trust.

10.3	Limited Capital

Each Trustee enters into this agreement only in its capacity as trustee of its Trust and in no other capacity. Except with respect to any liability arising under clause 6 of Schedule 3, any liability arising under or in connection with this agreement is limited to, and can be enforced against the Trustee only to the extent to which it can be satisfied out of the assets of its Trust out of which the Trustee is actually indemnified for the liability. This limitation of the Trustee’s liability applies despite any other provision of this agreement and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this agreement.

10.4	Limited rights to sue

No other party may sue the Trustee in any capacity other than as trustee of the Trust, including seeking the appointment of a receiver (except in relation to property of the Trust), a liquidator, an administrator, or any similar person to the Trustee or prove in any liquidation, administration or arrangement of or affecting the Trustee (except in relation to property of the Trust).

10.5	Exceptions

The provisions of this clause 10 do not apply to any obligation or liability of the Trustee to the extent that is not satisfied under, the deed governing the Trust or by operation of Law there is a reduction in the extent of the Trustee’s indemnification out of the assets of the Trust, as a result of the Trustee’s fraud, negligence or breach of trust.

10.6	Limited authority

No attorney, agent, receiver or receiver and manager appointed in accordance with this agreement has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal liability.

10.7	Multiple capacities

Notwithstanding this clause 10, nothing prevents a party suing a Trustee in his or her personal capacity if that Trustee is a party to this agreement both as trustee of a relevant trust and in its personal capacity and the Trustee has breached its obligations under this agreement in its personal capacity.

11.	DUTIES, COSTS AND EXPENSES, CGT WITHHOLDING

11.1	Duties

The Buyer must pay all Duty in respect of the execution, delivery and performance of this agreement.

11.2	Costs and expenses

Unless otherwise provided for in this agreement or unless otherwise agreed between the parties:

(a)

each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery and registration of this agreement and any other agreement or document entered into or signed under this agreement; and

(b)	any action to be taken by the Buyer or the Seller in performing its obligations under this agreement must be taken at its own cost and expense unless otherwise provided in this agreement.

11.3	Foreign resident CGT withholding tax

(a)

For the purposes of subsection 14-225(2) of Schedule 1 of the TAA, by entering into this agreement each Seller declares, for the period beginning from the day before the date of this agreement until Completion, that each Seller is, and will be, an Australian resident for Australian income tax purposes or, to the extent the Seller is not an Australian resident, that the Sale Shares held by that Seller are membership interests but not indirect Australian real property interests.

(b)

If Completion occurs later than the date that is six months after the date of this agreement, each Seller must deliver to the Buyer, on or before Completion, a further declaration that the Seller is, and will be, an Australian resident for Australian income tax purposes or, to the extent the Seller is not an Australian resident, that the Sale Shares held by that Seller are membership interests but not indirect Australian real property interests.

(c)	The Buyer acknowledges and agrees that:

(i)	clause 11.3(a) constitutes a declaration for the purposes of sections 210(3) and 14-225(2) of Schedule 1 to the TAA, given by each Seller to the Buyer;

(ii)	the Buyer does not know the declaration in clause 11.3(a)to be false in respect of any Seller; and

(iii)

As a result of the matters referred to in clauses 11.3(c)(i) and 11.3(c)(ii), and provided that a declaration referred to in clause 11.3(b) (if any) is not known to be false when given, the Buyer will not (despite any provision to the contrary in this agreement, including clause 11.4):

(A)	withhold a CGT Withholding Amount from any payment to be made to the Sellers; or

(B)	pay a CGT Withholding Amount to the Commissioner of Taxation,

in connection with this agreement.

11.4	Withholding rights

The Buyer shall be entitled to deduct and withhold from the Purchase Price any amounts required under applicable Law.

12.	GST

12.1	Definitions

Words used in this clause 12 that have a defined meaning in the GST Law, have the same meaning as in the GST Law unless the context indicates otherwise.

12.2	GST

(a)

Unless expressly stated otherwise, any consideration (monetary or non-monetary) payable or to be provided or amount used in the calculation of a sum payable under or in connection with this agreement has been determined without regard to GST.

(b)

To the extent that any supply made under or in connection with this agreement is a taxable supply (other than any supply made under another agreement that contains a specific provision dealing with GST), the recipient must pay, in addition to the consideration provided under this agreement for that supply (unless it expressly includes GST) an amount (“additional amount”) equal to the amount of that consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply. The recipient must pay the additional amount at the same time as the consideration to which it is referable.

(c)	Whenever an adjustment event occurs in relation to any taxable supply to which clause 12.2(a) applies:

(i)	the supplier must determine the amount of the GST component of the consideration payable;

(ii)	if the GST component of that consideration differs from the amount previously paid, the amount of the difference must be paid by, refunded to or credited to the recipient, as applicable; and

(iii)	the supplier must issue the recipient with a tax invoice or adjustment note within 21 days of the supplier becoming aware of the adjustment.

12.3	Tax invoices

The supplier must issue a Tax Invoice to the recipient of a supply to which clause 12.2 applies no later than 7 days following payment of the GST inclusive consideration for that supply under that clause.

12.4	Reimbursements

If either party is entitled under this agreement to be reimbursed or indemnified by the other party for a cost or expense incurred in connection with this agreement, the reimbursement or indemnity payment must not include any GST component of the cost or expense to the extent that the cost or expense is the consideration for a creditable acquisition made by the party being reimbursed or indemnified, or by its representative member.

13.	NOTICES

13.1	Form of Notice

A notice or other communication to a party under this agreement (“Notice”) must be:

(a)	in writing and in English; and

(b)	addressed to that party as follows:

(i)	if to one or more Sellers, to the Sellers’ Representative in accordance with the notice details set out in the table below;

(ii)	if to the Sellers’ Representative, in accordance with the notice details set out in the table below;

(iii)	if to the Buyer, in accordance with the notice details set out in the table below;

(i)	if to SPAC, in accordance with the notice details set out in the table below;

(or any alternative details nominated to the sending party by Notice).

Party	Notice details
Sellers’ Representative[2]	Address: [ ] Attention: [ ] Email: [ ]

Buyer	Address: 48 Miller Street, Murarrie QLD 4172, Australia Attention: Mark Anning Email: manning@tritium.com.au

SPAC

Address: 2744 Sand Hill Road Menlo Park, California 94025, USA

Attention: Erik Anderson, Peter Haskopoulos and Robert Tichio

Email: erik@wrg.vc;

phaskopoulos@riverstonellc.com;

rtichio@riverstonellc.com

with a copy to:

Address: Vinson & Elkins L.L.P.,

1114, Avenue of the Americas, 32nd

Floor, New York, NY 10036

Attention: Dan Komarek

Email: dkomarek@velaw.com

and

Address: Vinson & Elkins L.L.P.,

2801 Via Fortuna, Suite 100,

Austin, TX 78746

Attention: Milam Newby

Email: mnewby@velaw.com

13.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested).

(b)	A Notice is regarded as given upon receipt by the respective party at its address as set out in clause 13.1.

[2]	Note to Draft: Consortium to confirm who will act as the Sellers’ Representative.

13.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than email as permitted in clause 13.2).

14.	SELLERS’ REPRESENTATIVE

14.1	Authority

Each of the Sellers:

(a)

despite any other provision of this agreement, irrevocably authorises the Sellers’ Representative (subject only to clause 14.2) to act on its behalf in relation to any act, matter or thing required or permitted by the terms of this agreement to be done by the Sellers or any of them, including:

(i)	to give and receive payments and documents on behalf of any Seller;

(ii)	to direct payments to be made from or to any of the Sellers’ Accounts;

(iii)	to give and receive notices under this agreement;

(iv)	to give any consent or approval, exercise any power or discretion, or make any decision;

(v)	to amend, vary or waive any provision of this agreement or any matter relating to this agreement;

(vi)

to carry out any act or execute any document necessary or desirable in connection with effecting Completion in accordance with clause 4 of this agreement for and on behalf of and as attorney for any of the Sellers;

(vii)

to carry out any act or execute any document necessary or desirable in relation to any claim or potential claim under or in respect of any Transactions or matter contemplated by this agreement, including to pursue, settle or compromise any such claim on such terms as the Sellers’ Representative may in its absolute discretion determine; and

(viii)	to execute on behalf of any Seller any document giving effect to any action referred to above;

(b)

agree to be bound by all acts and omissions of the Sellers’ Representative in exercising its rights and performing its obligations under this agreement and acknowledges that each of the Buyer and SPAC is entitled to treat any act, matter or thing done by the Sellers’ Representative as binding on all Sellers and is not required to enquire further in respect of such act, matter or thing;

(c)

acknowledges that the Buyer may discharge any obligation under this agreement to give any payment, document, notice or other thing to one or more of the Sellers (including any document served to initiate or as part of legal proceedings against any one or more of the Sellers) by giving it to the Sellers’ Representative; and

(d)

agree to indemnify the Sellers’ Representative against all Loss arising as a result of or in connection with the exercise in good faith of any power under this agreement by the Sellers’ Representative on behalf of any one or more Sellers and the Sellers hereby waive any rights they have or may have to make or bring a claim against the Sellers’ Representative in relation to the exercise of any power for and on behalf of any of the Sellers.

14.2	Replacement

The Sellers’ Representative or the Sellers (acting with the consent of Sellers holding 75% or more of the Sale Shares) may by notice to the Sellers, SPAC and the Buyer replace the Sellers’ Representative (either permanently or for such period as is specified in the notice).

14.3	Rights and liabilities of the Sellers

In this agreement:

(a)

the Buyer and SPAC agree that each Seller gives the Seller Warranties in respect of that Seller and the Sale Shares set out opposite its name in columns 5 and 6 of Schedule 2 only and not any other Sellers or any other Sale Shares;

(b)	a Seller is solely liable for all of the Liability arising in connection with:

(i)	a breach of Seller Warranty given by the Seller;

(ii)	a warranty, obligation or Liability under this agreement which is expressed to be that of the particular Seller; and

(iii)	a breach of this agreement by the Seller individually,

and in such circumstances, the other Sellers are not liable for any Liability or Claim arising in connection with the breach by the liable Seller;

(c)

each Seller is individually liable (and not jointly or severally liable) for a Claim by the Buyer or SPAC in connection with this agreement with such Liability limited to its Respective Proportion of the Liability arising from the relevant Claim (other than where the Seller is solely liable for all of the Liability in accordance with clause 14.3(b)).

(d)	no Seller is liable for any Liability of any other Seller;

(e)	a right of a Seller is held by each of them severally;

(f)	in respect of the Bare Trustee:

(i)	the only obligation of the Bare Trustee under or in connection with this agreement is to execute and deliver to the Buyer the documents referred to in item 1.1(a)(2) of Schedule 5;

(ii)

if the Bare Trustee breaches its obligations in item 1.1(a)(2) of Schedule 5 in respect of certain Sale Shares, other than seeking an order for specific performance, the Buyer or SPAC may only make a Claim against the Seller for whom the Bare Trustee held those Sale Shares as trustee and not against the relevant bare trust; and

(iii)	other than in connection with an order for specific performance, the Bare Trustee will have no Liability for any Claim under, or in connection with, this agreement.

15.	GENERAL

15.1	Governing Law and jurisdiction

(a)	This agreement is governed by the Law in force in Queensland.

(b)

Each party irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Queensland and courts of appeal from them in respect of any proceedings arising out of or in connection with this agreement. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

15.2	Invalidity and enforceability

(a)

If any provision of this agreement is invalid under the Law of any jurisdiction the provision is enforceable in that jurisdiction to the extent that it is not invalid, whether it is in severable terms or not.

(b)

Clause 15.2(a) does not apply where enforcement of the provision of this agreement in accordance with clause 15.2(a) would materially affect the nature or effect of the parties’ obligations under this agreement.

15.3	Waiver

(a)	No party to this agreement may rely on the words or conduct of any other party as a waiver of any right unless the waiver is in writing and signed by the party granting the waiver.

(b)	The meanings of the terms used in this clause 15.3 are set out below.

(i)	“conduct” includes delay in the exercise of a right;

(ii)	“right” means any right arising under or in connection with this agreement and includes the right to rely on this clause; and

(iii)	“waiver” includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

15.4	Variation

A variation of any term of this agreement must be in writing and signed by the parties.

15.5	Assignment of rights

(a)	Rights arising out of or under this agreement are not assignable by a party without the prior written consent of the other party.

(b)	A breach of clause 15.5(a) by a party entitles each of the other parties to terminate this agreement.

(c)	Clause 15.5(b) does not affect the construction of any other part of this agreement.

15.6	Further action to be taken at each party’s own expense

Subject to clause 10, each party must, at its own expense, do all things and execute all documents necessary to give full effect to this agreement and the Transactions contemplated by it and use reasonable endeavours to cause relevant third parties to do the same.

15.7	Entire agreement

This agreement embodies the entire agreement between the parties and supersedes any prior negotiation, conduct, arrangement, understanding or agreement, express or implied, with respect to the subject matter of this agreement, other than the Business Combination Agreement and the Ancillary Agreements (as defined under the Business Combination Agreement.

15.8	Conflicts

In the event there is any conflict or inconsistency between the terms and conditions of this agreement and the Business Combination Agreement, the terms and conditions of the Business Combination Agreement shall govern and control the rights and obligations of the parties.

15.9	No reliance

No party has relied on any statement by any other party not expressly included in this agreement.

15.10	Damages inadequate

Each Seller, the Buyer and the Company acknowledge that damages will be inadequate compensation for a breach of this agreement and, subject to the court’s discretion, SPAC or any Related Bodies Corporate of SPAC may seek specific performance, injunctive relief or similar remedy as a remedy for any conduct or threatened conduct that is or would be a breach of this agreement in addition to any other remedies available at law or in equity under or independently of this agreement.

15.11	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

15.12	Relationship of the parties

(a)	Other than clauses 14.1 and 14.2, nothing in this agreement gives a party authority to bind any other party in any way.

(b)	Nothing in this agreement imposes any fiduciary duties on a party in relation to any other party.

15.13	Exercise of discretions

(a)

Unless expressly required by the terms of this agreement, a party is not required to act reasonably in giving or withholding any consent or approval or exercising any other right, power, authority, discretion or remedy, under or in connection with this agreement.

(b)

A party may (without any requirement to act reasonably) impose conditions on the grant by it of any consent or approval, or any waiver of any right, power, authority, discretion or remedy, under or in connection with this agreement. Any conditions must be complied with by the party relying on the consent, approval or waiver.

15.14	Service of process

Without preventing any other mode of service, any document in an action (including, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 13.

15.15	Remedies cumulative

Except as provided in this agreement and permitted by Law, the rights, powers and remedies provided in this agreement are cumulative with and not exclusive to the rights, powers or remedies provided by Law independently of this agreement.

15.16	No merger

The Seller Warranties, Buyer Warranties, undertakings and indemnities in this agreement will not merge on Completion.

15.17	Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

15.18	Intended Tax Treatment

The parties intend that, for U.S. federal and applicable state income tax purposes, the sale and purchase of the Sale Shares in exchange for the Consideration Shares pursuant to this agreement, together with the other Transactions, will be treated as a transaction described in Section 351 of the U.S. Internal Revenue Code of 1986, as amended.

SCHEDULE 1

DICTIONARY AND INTERPRETATION

1.	Dictionary

In this agreement:

“Affiliate” in relation to a person, means:

(a)	a shareholder of the person;

(b)	a director, secretary or officer of the person; or

(c)	a Related Body Corporate or a Related Entity of the person.

“Alternative Transaction” means, with respect to the Company:

(a)	the issuance, sale or transfer to or investment by any person in any newly issued or currently outstanding equity interest in the Company;

(b)	the sale or transfer of the assets of the Group Companies to any person; and

(c)	any merger or business combination between the Company or any Group Company, on the one hand, and any other person, on the other hand,

other than:

(d)

in the cases of clauses (a) and (b), with respect to any de minimis transfers of equity interests or assets or any issuance, sale, transfer, investment of equity interests or assets permitted by the terms of this agreement (subject to the requirements in clause 2.4 and copies of all transaction documents of such issuance are promptly provided to SPAC);

(e)

in the case of clause (a), the issuance of any newly issued equity interest in the Company as part of a capital raising of up to approximately $35 million in or around June 2021 (subject to the requirements in clause 2.4 and copies of all transaction documents of such issuance are promptly provided to SPAC);

(f)

in the case of clause (a), the issuance of any newly issued equity interest in the Company as part of a capital raising of up to approximately $20 million in or around December 2021 (subject to the requirements in clause 2.4 and copies of all transaction documents of such issuance are promptly provided to SPAC);

(g)

in the case of clause (a), the issuance of any newly issued equity interest in the Company where the directors of the Company determine that an injection of funds is reasonably necessary to ensure that the Company is able to pay its debts (and the debts of its subsidiaries) as and when they fall due (subject to the requirements in clause 2.4 and copies of all transaction documents of such issuance are promptly provided to SPAC);

(h)

in the case of clause (a), the issuance of any newly issued convertible notes which will convert into ordinary shares in the Company as part of a capital raising of up to approximately $75 million (subject to the requirements in clause 2.4 and copies of all transaction documents of such issuance are promptly provided to SPAC);

(i)	any such sale or transfer made in accordance with clause 19 of the Shareholders’ Deed;

(j)	as approved by SPAC in writing,

provided that, any such issuance pursuant to the foregoing clauses (d) to (h) must be conditional on that after such issuance:

(k)

the Consortium Shareholders shall continue to hold at least 50% of the C/Ord Shares such that the Consortium Shareholders can issue and maintain the “Exit Notice” pursuant to clause 13 of the Shareholders’ Deed in connection with the transactions contemplated under the Business Combination Agreement; or

(l)

a requisite number of holders of C/Ord Shares accede to the Commitment Agreement to become a “Consortium Shareholder” such that (i) the Consortium Shareholders shall continue to hold at least 50% of the C/Ord Shares and (ii) can issue and maintain the “Exit Notice” pursuant to clause 13 of the Shareholders’ Deed in connection with the transactions contemplated under the Business Combination Agreement.

“Appointing Beneficiary” means a Seller whose Sale Shares are held by the Bare Trustee as trustee for the Seller.

“ASIC” means the Australian Securities and Investments Commission.

“Authorisations” includes:

(a)

any authorisation, consent, approval, registration, filing, agreement, notice of non objection, notarisation, certificate, licence, permit, authority or exemption from, by or with a Government Agency; and

(b)

in relation to anything which will be prohibited or restricted in whole or in part by Law if a Government Agency intervenes or acts in any way within a specific period after lodgement, filing registration, registration or notification, the expiry of that period without intervention or action.

“Bare Trustee” means Tritium Nominee Pty Ltd ACN 627 582 610.

“Board” means the directors of the Company and includes a committee of the Board and a delegate of the Board.

“Business Combination Agreement” means the Business Combination Agreement dated 25 May 2021 among SPAC, the Company and Merger Sub, as amended, restated or otherwise modified from time to time.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in the City of New York in the United States of America or Brisbane, Queensland, Australia (other than a Saturday, Sunday or public holiday in those cities); provided that banks shall not be deemed to be required or authorized to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Government Agency if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Records” means all original and certified copies of the books, records, documents, information, accounts and data (whether machine readable or in printed form) relating to and held by a Group Company.

“Buyer Warranties” means the representations and warranties set out in Schedule 4.

“Certificate of Merger” has the same meaning as “Certificate of Merger” as defined pursuant to the Business Combination Agreement.

“CGT Withholding Amount” means any amount that the Buyer may be liable to pay to the Commissioner of Taxation under section 14-200 of Schedule 1 to the TAA.

“Claim” means any allegation, debt, cause of action, action, dispute, Liability, claim, proceedings, investigation, inquiry, prosecution, litigation, arbitration, mediation, audit or dispute resolution, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent, whether at law, in equity, under statute or otherwise.

“Commitment Agreement” means the Commitment Agreement dated 25 May 2021 between St Baker Energy Holdings Pty Ltd (ACN 010 165 554) as trustee for the St Baker Energy Innovation Trust (ABN 60 715 308 891), Ilwella Pty Ltd (ACN 003 220 371), Varley Holdings Pty. Limited (ACN 008 464 935), Finnmax Pty Ltd (ACN 625 001 863) as trustee for The Finn Family Trust (ABN 14 920 868 541), the Buyer and SPAC.

“Completion” means the completion of the sale and purchase of the Sale Shares under clause 3 which, for the avoidance of doubt, is effective as at the Effective Time.

“Completion Date” means the date on which Completion occurs.

“Condition” means the conditions precedent set out in clause 3.1.

“Confidentiality Agreement” means the Letter of Intent, dated 5 March 2021 between the Company and SPAC.

“Consideration Shares” means 120,000,000 fully paid ordinary shares in the capital of Buyer with a value of US$10.00 per share.

“Consortium Shareholder” has the same meaning as such term is defined pursuant to the Commitment Agreement.

“Constitution” means the constitution of the Company as amended from time to time.

“C/Ord Shares” has the same meaning as such term is defined pursuant to the Shareholders’ Deed.

“Corporations Act” means the Corporations Act 2001 (Cth).

“Duty” means any stamp, transaction or registration duty or similar charge imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of any of them.

“Effective Time” means the time at which the Certificate of Merger is filed with the Secretary of the State of Delaware in accordance with the Business Combination Agreement.

“Employee Equity Plan Offer Letter” means an offer from the Company to an employee of the Company or its subsidiaries to subscribe for fully paid “N Class” shares in the Company.

“Encumbrance” means an interest or power:

(a)	reserved in or over an interest in any asset; or

(b)	created or otherwise arising in or over any interest in any asset under a security agreement, a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of, or having similar commercial effect to, security for the payment of a debt, any other monetary obligation or the performance of any other obligation, and includes, but is not limited to:

(c)	any agreement to grant or create any of the above; and

(d)	a Security Interest within the meaning of section 12(1) of the PPSA.

“Government Agency” means any government or governmental, semi-government, public, statutory, administrative, monetary, fiscal or judicial body, department, authority or entity, or any court, administrative or regulatory agency, tribunal or commission whether domestic, foreign, federal, state, territorial or local or in any part of the world.

“Group” means the Company and each of its subsidiaries.

“Group Company” means a member of the Group and “Group Companies” means all of them.

“GST” means goods and services tax or similar value added tax levied or imposed in Australia under the GST Law or otherwise on a supply.

“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

“GST Law” means has the same meaning as in the GST Act.

“Insolvency Event” means in relation to an entity:

(a)

the entity is unable to pay its debts as and when they fall due or has stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts or is insolvent within meaning of section 95A of the Corporations Act;

(b)	the entity goes, or proposes to go, into bankruptcy or liquidation;

(c)	the entity:

(i)	receives a deregistration notice under section 601AB of the Corporations Act or any communication from ASIC that might lead to such a notice; or

(ii)	applies for deregistration under section 601AA of the Corporations Act;

(d)	an order is made or an effective resolution is passed for the winding up or dissolution without winding up (otherwise than for the purposes of a solvent reconstruction or amalgamation) of the entity;

(e)

a receiver, receiver and manager, judicial manager, liquidator, administrator or like official is appointed, or threatened or expected to be appointed, over the whole or a substantial part of the undertaking or property of the entity;

(f)	the holder of an Encumbrance takes possession of the whole or substantial part of the undertaking or property of the entity;

(g)	a writ of execution is issued against the entity or any of the entity’s assets;

(h)	the entity proposes or takes any steps to implement a scheme or arrangement or other compromise with its creditors or any class of them;

(i)	the entity is declared or taken under applicable Law to be insolvent or the entity’s board of directors resolve that it is, or is likely to become insolvent; or

(j)	an event that is the effective equivalent of an event described in paragraphs (a)-(i) above occurs in respect of the entity under the Laws applicable to it; and

in relation to a natural person, the person is made bankrupt, declared bankrupt or files a petition for relief under bankruptcy Laws, a certificate is issued for the summary administration of the person’s estate or an equivalent or similar event to any of the foregoing occurs in respect of the person under the Laws applicable to it.

“Law” means:

(a)	principles of law or equity established by decisions of courts;

(b)	statutes, regulations or by-laws of the Commonwealth, a State, a Territory or a Government Agency; and

(c)	requirements and approvals (including conditions) of the Commonwealth, a State, a Territory or a Government Agency that have the force of law.

“Liability” means any liability, obligation, damage, loss, remedy, cost or expense (including legal costs and expenses of whatsoever nature or description and Tax) (whether actual, contingent or prospective), irrespective of the acts, events or things giving rise to the liability occurred.

“Loan Funded Share Plan Rules” means the loan funded share plan rules of the Company dated 22 November 2018.

“Loss” means losses, liabilities, damages, costs, charges and expenses and includes Taxes and Duties.

“Merger Sub” means Hulk Merger Sub, Inc., a Delaware corporation.

“Outside Date” has the same meaning as “Outside Date” as defined pursuant to the Business Combination Agreement.

“Permitted Encumbrance” means:

(a)	every lien or retention of title arrangement securing the unpaid balance of purchase money for property acquired in the ordinary course of business;

(b)	any Encumbrance in relation to personal property (as defined in the PPSA and to which that Corporations Act applies) that is created or provided for by:

(i)	a transfer of an Account or Chattel Paper;

(ii)	a PPS Lease; or

(iii)	a Commercial Consignment,

that is not a Security Interest;

(c)	the interest of the lessor or owner in respect of assets subject to a finance or capital lease, a hire-purchase agreement or a conditional sale agreement; and

(d)	any other Encumbrance approved by SPAC in writing.

In this definition, Account, Chattel Paper, PPS Lease and Commercial Consignment have the meanings given in the PPSA.

“PPSA” means the Personal Property Securities Act 2009 (Cth).

“Purchase Price” means the Consideration Shares, provided that the total value of the Purchase Price (with each Consideration Share valued at US$10.00 per share) shall not exceed US$1,200,000,000.

“Related Body Corporate” has the meaning given in section 9 of the Corporations Act.

“Related Entity” has the meaning given in section 9 of the Corporations Act.

“Representative” means a person’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives.

“Respective Proportion” means in relation to a Seller, the ratio equal to: (a) the aggregate number of Sale Shares held by that Seller as set out in column 5 and column 6 of Schedule 2, divided by (b) the total number of Sale Shares.

“Sale Shares” means:

(a)	those issued shares in the capital of the Company set out in column 5 of Schedule 2; and

(b)	those issued shares in the capital of the Company set out in column 6 of Schedule 2,

in each case as Schedule 2 may be amended in accordance with clause 2.3 and which collectively represent all of the issued share capital and equity interests of the Company.

“Sale Shares Schedule” means a schedule in the form set out in Schedule 2.

“Security Interest” means a security interest as defined in the PPSA.

“Seller Warranties” means the representations and warranties set out in Schedule 3.

“Sellers’ Representative” means [                    ] or such other person as is appointed as Sellers’ Representative under clause 14.2.

“Shareholders’ Deed” means the Shareholders’ Deed dated 30 August 2018 among the Company, the Shareholders (as defined therein) and the Employee Parties (as defined therein).

“SHD Deed of Accession” means the “Deed of Accession” as defined in the Shareholders’ Deed.

“STA Deed of Accession” means a deed of accession substantially in the form attached in Schedule 6.

“TAA” means Taxation Administration Act 1953 (Cth).

“Tax”, “Taxes” or “Taxation” means all forms of present and future taxes, excise, Duty, imposts, deductions, charges, withholdings, rates, levies or other governmental impositions imposed, assessed or charged by any Government Agency, together with all interest, penalties, fines, expenses and other additional statutory charges relating to any of them, imposed or withheld by a Government Agency.

“Tax Authority” means any Government Agency responsible for the collection of any Tax or administration of any Tax Law.

“Tax Invoice” includes any document or record treated by the Commissioner of Taxation as a tax invoice or as a document entitling a recipient to an input tax credit.

“Tax Law” means any Law relating to Tax.

“Transactions” has the same meaning as “Transactions” as defined pursuant to the Business Combination Agreement.

2.	Interpretation

In this agreement the following rules of interpretation apply unless the contrary intention appears:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this agreement;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(e)	an expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual;

(f)	the words ‘such as’, ‘including’, ‘particularly’ and similar expressions are not words of limitation;

(g)	a reference to:

(i)	a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement;

(ii)	any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them;

(iii)	a document includes all amendments or supplements to, or replacements or novations of, that document;

(iv)	a party to a document includes that party’s successors and permitted assignees;

(v)	an agreement other than this agreement includes a deed and any legally enforceable undertaking, agreement, arrangement or understanding, whether or not in writing;

(vi)

liquidation or insolvency includes appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding-up, dissolution, deregistration, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or any similar procedure or, where applicable, changes in the constitution of any partnership or person, or death;

(vii)	a body, other than a party to this agreement (including an institute, association or authority), whether statutory or not:

(A)	that ceases to exist; or

(B)	whose powers or functions are transferred to another body,

is a reference to the body that replaces it or that substantially succeeds to its powers or functions.

(viii)

any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause (g)(viii) implies that performance of part of an obligation constitutes performance of the obligation;

(ix)	a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later; and

(x)	$ is to Australian currency unless denominated otherwise.

(h)	no provision of this agreement will be construed adversely to a party because that party was responsible for the preparation of this agreement or that provision;

(i)	if an act prescribed under this agreement to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(j)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(k)	a reference to time is a reference to Brisbane time.

(l)	where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day; and

(m)	this agreement includes all schedules and attachments to it.

SCHEDULE 2

SELLER PARTIES3

	Column 1	Column 2	Column 3	Column 4	Column 5	Column 6
No.	Seller	Legal title to Sale Shares held by Bare Trustee? (Y/N)	Address	Class of Sale Shares	Number of shares held by the Seller as at the date of this agreement	Number of shares issued to the Seller between the date of this agreement and Completion
TOTAL

[3]	Note to Draft: This schedule will list all holders of shares in the Company (other than the Bare Trustee) and all Appointing Beneficiaries under the bare trust.

SCHEDULE 3

SELLER WARRANTIES

1.	Title

(a)	Immediately before Completion:

(i)

each Seller (other than a Seller that is an Appointing Beneficiary) is the legal and (except where the Seller expressly enters into this agreement as trustee of a trust) beneficial owner of the Sale Shares listed against its name in Schedule 2 and has complete power and right to sell those Sale Shares to the Buyer; and

(ii)

the Sale Shares listed against each Seller’s name in Schedule 2 (other than a Seller that is an Appointing Beneficiary) comprise all of the issued share capital and equity interests of the Company of which that Seller is the registered holder.

(b)	Immediately before Completion:

(i)

each Seller that is an Appointing Beneficiary is the beneficial owner of the Sale Shares listed against its name in Schedule 2, has appointed the Bare Trustee to hold those Sale Shares on trust for the benefit of that Appointing Beneficiary and has complete power and right to sell those Sale Shares to the Buyer; and

(ii)

the Sale Shares listed against each Seller’s name in Schedule 2 where the Seller is an Appointing Beneficiary comprise all of the issued share capital of the Company of which that Seller is the beneficial holder (with the legal title to those Sale Shares held by the Bare Trustee).

(c)

At Completion, the Buyer will acquire the full legal and beneficial ownership of the Sale Shares listed against each Seller’s name in Schedule 2 free and clear of all Encumbrances (other than as created by the Commitment Agreement), subject to registration of the Buyer in the Company’s register of shareholders.

2.	Capacity

Each Seller has full power and capacity to enter into and perform its obligations under this agreement and to carry out the Transactions contemplated by this agreement, and each Seller’s obligations under this agreement are valid and binding and enforceable against it in accordance with their terms.

3.	Authorisations

Each Seller has obtained all necessary Authorisations for the execution, delivery and performance by that Seller of this agreement in accordance with its terms.

4.	No legal impediment

The execution, delivery and performance by each Seller of this agreement does not constitute a breach of any Law or obligation, or cause or result in a default under any agreement, or Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this agreement.

5.	Incorporation

Each Seller that is a corporation warrants that:

(a)	it is validly incorporated, organised and subsisting in accordance with the Laws of its place of incorporation; and

(b)	the execution, delivery and performance by it of this agreement complies with its constitution or other constituent documents.

6.	Trustees

Each Seller that enters into this agreement as trustee of a trust warrants in its own capacity and as trustee of the trust that:

(a)	in respect of the trust, no action has been taken or is proposed to be taken to terminate or dissolve the relevant trust; and

(b)	in respect of the trustee:

(i)	it has full and valid power and authority under the terms of the relevant trust to enter into this agreement and to carry out the Transactions contemplated by this agreement;

(ii)

it has in full force and effect the authorisations necessary for it to enter into this agreement and perform its obligations under it and allow them to be enforced (including under the relevant trust deed and its constitution (if any));

(iii)

it enters into this agreement and the Transactions contemplated by this agreement for the proper administration of the relevant trust and for the benefit of all the beneficiaries of the relevant trust;

(iv)	it is the sole trustee of the relevant trust and no action has been taken or is proposed to be taken to remove it as trustee of the relevant trust;

(v)

it has a right, including after any set off, to be fully indemnified out of assets of the relevant trust in respect of obligations incurred by it under this agreement and the assets of the relevant trust are sufficient to satisfy that right of indemnity and all other obligations in respect of which the trustee has a right to be indemnified out of the assets of the relevant trust;

(vi)	it is not in breach of any of its obligations as trustee of the relevant trust, whether under the trust deed or otherwise; and

(vii)	it is not in default under the terms of the relevant trust.

7.	Solvency

Each Seller is not the subject of an Insolvency Event and, so far as that Seller is aware, there are no circumstances that justify the Seller being the subject of an Insolvency Event.

8.	Tax Matters

No Seller has any plan or intention to sell or otherwise dispose of any Consideration Shares received in the transactions contemplated by this agreement, nor does any Seller have any binding obligation to sell or otherwise dispose of any Consideration Shares received in the transactions contemplated by this agreement. No Seller has entered into an agreement or other arrangement (including, without limitation, a voting trust) that controls or restricts such person’s right to vote for directors of the Buyer.

SCHEDULE 4

BUYER WARRANTIES

1.	Capacity

The Buyer has full power and capacity to enter into and perform its obligations under this agreement and to carry out the Transactions contemplated by this agreement, and the obligations of the Buyer under this agreement are valid and binding and enforceable against it in accordance with their terms.

2.	Authorisations

The Buyer has obtained all necessary Authorisations for the execution, delivery and performance by the Buyer of this agreement in accordance with its terms.

3.	No legal impediment

The execution, delivery and performance by the Buyer of this agreement:

(a)	complies with its constitution or other constituent documents; and

(b)

does not constitute a breach of any Law or obligation, or cause or result in a default under any agreement, or Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this agreement.

4.	Incorporation

The Buyer is validly incorporated, organised and subsisting in accordance with the Laws of its place of incorporation.

5.	No trust

The Buyer enters into and performs this agreement on its own account and not as trustee for or nominee of any other person.

6.	Solvency

The Buyer is not the subject of an Insolvency Event and, so far as the Buyer is aware, there are no circumstances that justify the Buyer being the subject of an Insolvency Event.

7.	Corporate

(a)	The Buyer is a newly incorporated special purpose vehicle formed for the purpose of acquiring the Sale Shares and is wholly owned by Mark Johannes Thomas Schutters.

(b)	The Buyer does not hold securities in any entity, except for Merger Sub.

(c)	The Buyer has not, and will not, make any choice to deny rollover relief for any Seller and nothing has happened which would deny rollover relief under section 124-780(3)(f) of the TAA.

8.	Consideration Shares

At the Effective Time, the Consideration Shares will, on issue:

(a)	be fully paid and validly issued;

(b)	not be subject to any Encumbrance; and

(c)	will be issued on the same terms and will rank equally with all other shares in the capital of the Buyer.

SCHEDULE 5

COMPLETION STEPS

1.	COMPLETION

1.1	Sellers’ obligations at Completion

(a)	On Completion, the Sellers must give the Buyer the following documents:

	Description	Items to be provided
1.	share certificates	share certificates for the Sale Shares or a declaration and undertaking as to missing certificates on terms satisfactory to the Buyer acting reasonably (as applicable).

2.	share transfers	completed share transfers of the Sale Shares to the Buyer, executed by or on behalf of the Sellers.

3.	register of members	the register of members of the Company evidencing the ownership by the Buyer of all of the issued shares in the capital of the Company.

4.	powers of attorney	copies of the powers of attorney (if any) executed by each Seller authorising its attorney to execute any of the documents listed in this clause 1.1 of this Schedule 5 on behalf of the Seller.

5.	board resolutions	copies of board resolutions that have been passed by the directors of the Company on or before Completion approving the registration of the Buyer as the holder of the Sale Shares in its register of shareholders effective from Completion and the issue of a new share certificate for the Sale Shares in the name of the Buyer, subject only to receipt of the executed share transfers referred to in clause 1.1(a)(2) of this Schedule 5 and to payment of any Duty on the transfer of Sale Shares.

6.	release of Encumbrances

documents (in a form satisfactory to the Buyer acting reasonably) evidencing the release of:

(a)   all Encumbrances in respect of the Sale Shares; and

(b)   all Encumbrances in respect of the Group Companies, other than the Permitted Encumbrances,

in each case executed by the holder of that Encumbrance and in the agreed form.

7.	Withholding certificates	if required under clause 11.3(b), an executed copy of the Australian Taxation Office’s Foreign Resident Capital Gains Withholding — Vendor Declaration form (NAT 74879-06.2016) in relation to amounts required to be withheld under clause 11.4 duly executed by each Seller.

(a)

Subject to the Buyer complying with its obligations under clause 1.2 of this Schedule 5, at Completion the Sellers must deliver to the Buyer or make available to the Buyer at the respective offices or places of business of the Group Companies:

	Description	Items to be provided
1.	corporate documents	the certificate of incorporation, common seal, duplicate seal, all prescribed registers, all statutory, minute and other Business Records of each Group Company and all unused share certificate forms.

2.	PPS Register information	all secured party group numbers, access codes, dealing numbers and token codes for all Security Interests held by a Group Company as at Completion.

1.2	Buyer’s obligations

(a)	At the Effective Time, the Buyer must issue to each Seller the Consideration Shares in their Respective Proportions.

(b)

At the Effective Time, the Buyer must deliver to the Sellers’ Representative, a copy of the register of members of the Buyer updated to reflect the ownership by each Seller of the Consideration Shares issued to that Seller.

SCHEDULE 6

FORM OF STA DEED OF ACCESSION

Date

This deed poll is made by:

Acceding Party [insert name] of [insert address] (“Acceding Party”)

in favour of Tritium DCFC Limited (ACN 650 026 314) (“Buyer”), Tritium Holdings Pty Ltd (ACN 145 324 910) (“Company”) and Decarbonization Plus Acquisition Corporation II (“SPAC”), and each other party to the Share Transfer Agreement (whether original or by accession).

Recitals:

(1)

This deed poll is supplemental to a Share Transfer Agreement dated [insert date] between Buyer, Company, SPAC and each of the Sellers who are party thereto (“Share Transfer Agreement”), as amended from time to time.

(2)	The Acceding Party is to become a registered holder of [insert number] shares in the capital of the Company as a result of the issue of such shares to the Acceding Party.

This deed poll witnesses as follows:

1.	Definitions and interpretation

(a)	Unless otherwise defined in this deed poll, a word or phrase defined in the Share Transfer Agreement has the same meaning when used in this deed poll.

(b)	Clause 1.2 (Interpretation) of the Share Transfer Agreement applies to this deed poll.

2.	Accession

(a)	The Acceding Party confirms that it has been supplied with a copy of the Share Transfer Agreement.

(b)

The Acceding Party accedes to the Share Transfer Agreement on and from the date of this deed poll and undertakes in favour of Buyer, Company, SPAC and each of the Sellers who are party to the Share Transfer Agreement (whether original or by accession):

(i)	to adhere to and be bound by the Share Transfer Agreement as if it were an original party to the Share Transfer Agreement and was named in the Share Transfer Agreement as a Seller; and

(ii)	to observe and comply with all the obligations of, and to assume all the rights enjoyed by, a Seller under the Share Transfer Agreement.

3.	Notices

For the purposes of the Share Transfer Agreement, the address of the Acceding Party to which all notices must be delivered is:

Address            [insert address]

Attention          [insert name]

Email               [insert email]

4.	Governing law and jurisdiction

Clauses 15.1 (Governing Law and jurisdiction) of the Share Transfer Agreement applies to this deed poll.

EXECUTED as a deed poll.

[insert execution block for Acceding Party]

SIGNING PAGE

Executed as an agreement.

Sellers:4

Executed by each Seller (other than a Consortium Shareholder) by its attorneys, who declares that they have received no notice of revocation of that power of attorney, in the presence of:

Signature of witness	Signature of attorney

Full name of witness	Full name of attorney

Signature of witness	Signature of attorney

Full name of witness	Full name of attorney

Executed by St Baker Energy Holdings Pty Ltd as trustee for the St Baker Energy Innovation Trust (ACN 010 165 554) in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of company secretary/director

Full name of director	Full name of company secretary/director

[4]

Note to Draft: A single global execution block for the Sellers has been included on the basis that this agreement will be executed by two Tritium directors under the power of attorney set out in clause 8.5 of the Shareholders’ Deed on behalf of each Seller who does not execute this agreement on their own behalf. It is expected that the Consortium Shareholders will each execute this agreement directly (i.e. without use of the power of attorney).

Executed by Ilwella Pty Ltd (ACN 003 220 371) in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of company secretary/director

Full name of director	Full name of company secretary/director

Executed by Varley Holdings Pty. Limited (ACN 008 464 935) in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of company secretary/director

Full name of director	Full name of company secretary/director

Executed by Finnmax Pty Ltd as trustee for The Finn Family Trust (ABN 14 920 868 541) in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of sole director

Full name of director

Buyer:

Executed by Tritium DCFC Limited (ACN 650 026 314) in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of company secretary/director

Full name of director	Full name of company secretary/director

Signing Page

Company:

Executed by Tritium Holdings Pty Ltd (ACN 145 324 910) in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of company secretary/director

Full name of director	Full name of company secretary/director

Signing Page

SPAC:

Executed by Decarbonization Plus Acquisition Corporation II:

Signature

Name

Title

Signing Page

Annex I

FORM OF LOCK-UP AGREEMENT

[Attached]

Final Form

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and entered into as of [                ], 2021, by and among the undersigned shareholders (each, a “Lock-Up Party” and, collectively, the “Lock-Up Parties”) of Tritium Holdings Pty Ltd, an Australian propriety company limited by shares (the “Company”), Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and the Company. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on May 25, 2021, DCRN, NewCo, Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub”), and the Company, entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which (i) Merger Sub will merge with and into DCRN, with DCRN surviving the merger as a wholly owned subsidiary of NewCo and the stockholders and warrant holders of DCRN receiving ordinary shares in the capital of NewCo (“NewCo Ordinary Shares”) and warrants to purchase NewCo Ordinary Shares, respectively, and (ii) the equity holders of the Company will enter into a Share Transfer Agreement pursuant to which they will transfer all of the issued and outstanding shares of the Company (the “Company Shares”) to NewCo in exchange for NewCo Securities (the “Business Combination”);

WHEREAS, each Lock-Up Party agrees to enter into this Agreement with respect to all Lock-Up Securities (as defined below) that such Lock-Up Party now or hereafter owns, beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or of record;

WHEREAS, each of NewCo, DCRN, the Company and each Lock-Up Party has determined that it is in its best interests to enter into this Agreement; and

WHEREAS, each Lock-Up Party understands and acknowledges that DCRN’s obligation to consummate the Business Combination is conditioned upon such Lock-Up Party’s execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.    Definitions. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Affiliate” of a specified person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person (provided that if a Lock-Up Party is a venture capital, private equity or angel fund, no portfolio company of such Lock-Up Party will be deemed an Affiliate of such Lock-Up Party).

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Family Member” means with respect to any individual, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual or any trust created for the benefit of such individual or of which any of the foregoing is a beneficiary.

“Governmental Authority” means any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lock-Up Securities” means any NewCo Securities Beneficially Owned by a Lock-Up Party as of the date hereof, other than any NewCo Securities acquired in open market transactions.

“NewCo Securities” means (a) any NewCo Ordinary Shares, (b) any NewCo Ordinary Shares issued or issuable upon the exercise of any warrant or other right to acquire such NewCo Ordinary Shares and (c) any equity securities of NewCo that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a) or (b) by way of conversion, dividend, share split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction.

“Permitted Transferee” means with respect to any Person, (a) any Family Member of such Person, (b) any Affiliate of such Person or to any investment fund or other entity controlled or managed by such Person, (c) any Affiliate of any Family Member of such Person, (d) if the undersigned is a corporation, partnership, limited liability company or other business entity, its shareholders, partners, members or other equityholders, and (e) the Company or NewCo in connection with the repurchase of Company Shares or NewCo Ordinary Shares issued pursuant to equity awards granted under an equity incentive plan or other equity award plan.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b), excluding entry into this Agreement and the Business Combination Agreement and the consummation of the transactions contemplated hereby and thereby.

2.    Lock-Up.

2.1    Lock-Up. Each Lock-Up Party severally, and not jointly, agrees with DCRN and NewCo not to effect any Transfer of any Lock-Up Securities Beneficially Owned or otherwise held by such Lock-Up Party during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 2.2. The “Lock-Up Period” shall be the period commencing on the date hereof and ending on the date that is six (6) months following the date hereof.

2.2    Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period, each Lock-Up Party may Transfer, without the consent of NewCo or DCRN, any of such Lock-Up Party’s Lock-Up Securities (i) to any of such Lock-Up Party’s Permitted Transferees, upon written notice to NewCo, the Company and DCRN or (ii) (a) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, or for estate planning purposes; (b) in the case of an individual, pursuant to a qualified domestic relations order; (c) in the case of an individual, Transfers by gift to a charitable organization; (d) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or (e) pursuant to any liquidation, merger, share exchange or other similar transaction which results in all of NewCo’s shareholders having the right to exchange their NewCo Securities for cash, securities or other property subsequent to the Business Combination; provided, that in connection with any Transfer of such Lock-Up Securities, the restrictions and obligations contained in Section 2.1 and this Section 2.2 will continue to apply to such Lock-Up Securities after any Transfer of such Lock-Up Securities and such transferee shall execute and deliver lock-up agreement substantially in the form of this Agreement for the balance of the Lock-Up Period. Notwithstanding the foregoing provisions of this Section 2.2, a Lock-Up Party may (i) not make a Transfer to a Permitted Transferee if such Transfer has as a purpose the avoidance of or is otherwise undertaken in contemplation of avoiding the restrictions on Transfers in this Agreement (it being understood that the purpose of this provision includes prohibiting the Transfer to a Permitted Transferee (A) that has been formed to facilitate a material change with respect to who or which entities Beneficially Own the Lock-Up Securities, or (B) followed by a change in the relationship between the Lock-Up Party and the Permitted Transferee (or a change of control of such Lock-Up Party or Permitted Transferee) after the Transfer with the result and effect that the Lock-Up Party has indirectly made a Transfer of Lock-Up Securities by using a Permitted Transferee, which Transfer would not have been directly permitted under this Article II had such change in such relationship occurred prior to such Transfer), or (ii) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act after the date of this Agreement relating to the sale of the undersigned’s Lock-Up Securities, provided that (A) the securities subject to such plan may not be sold until after the expiration of the Lock-Up Period and (B) the Company shall not be required to effect, and the undersigned shall not effect or cause to be effected, any public filing, report or other public announcement regarding the establishment of the trading plan.

2.3    Legends. Any certificates representing the Lock-Up Shares shall have endorsed thereon legends substantially as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF DURING THE TERM OF THE LOCK-UP EXCEPT IN ACCORDANCE WITH THE TERMS OF THE LOCK-UP AGREEMENT BETWEEN THE COMPANY AND SECURITYHOLDER.”

3.	Additional Agreements.

3.1    NewCo Board Release. Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that the Board of Directors of NewCo shall be entitled to release any Lock-Up Party from any or all of its obligations hereunder, in each case on behalf of NewCo, DCRN and the Company, provided, however, that if one Lock-Up Party is released, the other Lock-Up Parties shall also be similarly released to the same relative extent as the released Lock-Up Party.

4.    Representations and Warranties of the Lock-Up Parties. Each Lock-Up Party hereby represents and warrants, severally and not jointly, to the Company, DCRN and NewCo as follows:

4.1    Due Authority. Such Lock-Up Party has the full power and authority to execute and deliver this Agreement and perform its obligations hereunder. If such Lock-Up Party is an individual, the signature to this agreement is genuine and such Lock-Up Party has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by such Lock-Up Party and, assuming due execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such Lock-Up Party, enforceable against such Lock-Up Party in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles.

4.2    No Conflict; Consents.

(a)    The execution and delivery of this Agreement by such Lock-Up Party does not, and the performance by such Lock-Up Party of the obligations under this Agreement and the compliance by such

Lock-Up Party with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to such Lock-Up Party, (ii) if such Lock-Up Party is an entity, conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of such Lock-Up Party, or (iii) result in any breach of, or constitute a default (or an event, which with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the securities of the Company owned by such Lock-Up Party pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Lock-Up Party is a party or by which such Lock-Up Party is bound, except, in the case of clauses (i) and (iii), as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of such Lock-Up Party to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)    The execution and delivery of this Agreement by such Lock-Up Party does not, and the performance of this Agreement by such Lock-Up Party will not, require any consent, approval, authorization or permit of, or filing or notification to, or expiration of any waiting period by any Governmental Authority or any other Person with respect to such Lock-Up Party, other than those set forth as conditions to closing in the Business Combination Agreement.

4.3    Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending against, or, to the knowledge of such Lock-Up Party after reasonable inquiry, threatened against such Lock-Up Party that would reasonably be expected to materially impair the ability of such Lock-Up Party to perform its obligations hereunder or to consummate the transactions contemplated hereby.

4.4    Absence of Conflicting Agreements. Such Lock-Up Party has not entered into any agreement, arrangement or understanding that is otherwise materially inconsistent with, or would materially interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

5.    Fiduciary Duties. The covenants and agreements set forth herein shall not prevent any Lock-Up Party or designee of any Lock-Up Party from serving on the Board of Directors of the Company or from taking any action, subject to the provisions of the Business Combination Agreement, while acting in such Person’s capacity as a director of the Company. Each Lock-Up Party is entering into this Agreement solely in its capacity as the anticipated owner of NewCo Securities following the consummation of the Business Combination.

6.    Termination. Upon termination of this Agreement, none of the parties hereto shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 6 shall relieve any party hereto of liability for any willful material breach of this Agreement prior to its termination.

7.    Miscellaneous.

7.1    Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and (c) all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order than the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.2    Non-survival of Representations and Warranties. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any schedule, statement, instrument or other document delivered pursuant to this Agreement shall survive the termination of this Agreement.

7.3    Assignment. No party hereto may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto, except with respect to a Transfer completed in accordance with Section 2.2. Subject to the first sentence of this Section 7.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 7.3 shall be void ab initio.

7.4    Amendments and Modifications. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by (1) NewCo, (2) DCRN, (3) the Company and (4) by Lock-Up Parties holding 75% of the NewCo Ordinary Shares (assuming the exercise and conversion of all then-outstanding NewCo securities into NewCo Ordinary Shares) that are then subject to this Agreement. Any such amendment shall be binding on all the Lock-Up Parties, provided that no amendment shall be binding upon any Lock-Up Parties to the extent that it materially increases any obligation upon or otherwise materially adversely change the rights of, any Lock-Up Party, except upon the written consent of such Lock-Up Parties.

7.5    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court in the State of New York, or, if that court does not have jurisdiction, in any federal court located in the State of New York without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and(ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

7.6    Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email (provided no “bounceback” or notice of non-delivery is received) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.6):

(i)	if to NewCo or the Company, to:

Tritium Holdings Pty Ltd

48 Miller Street

MURARRIE, QLD 4172

Australia

Attention: Mark Anning

Email: manning@tritium.com.au

with copies to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL, 60611

Attention: Ryan Maierson; Jason Morelli

Email: Ryan.Maierson@lw.com; Jason.Morelli@lw.com

and

Corrs Chambers Westgarth

Level 42, 111 Eagle Street

Brisbane, QLD 4000

Australia

Attention: Alex Feros

Email: Alexandra.Feros@corrs.com.au

(ii)	if to DCRN, to:

2744 Sand Hill Road

Menlo Park, CA

Attention: Erik Anderson, Peter Haskopoulos and Robert Tichio

Email: erik@wrg.vc, phaskopoulos@riverstonellc.com,

rtichio@riverstonellc.com

with copies (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

1114 Avenue of the Americas

32nd Floor

New York, NY 10036

Attention: Dan Komarek

Email: dkomarek@velaw.com

and

Vinson & Elkins L.L.P.

2801 Via Fortuna

Suite 100

Austin, TX 78746

Attention: Milam Newby

Email: mnewby@velaw.com

(iii)	if to a Lock-Up Party, to the address for notice set forth on such Lock-Up Party’s signature page to this Agreement,

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL, 60611

Attention: Ryan Maierson; Jason Morelli

Email: Ryan.Maierson@lw.com; Jason.Morelli@lw.com

7.7    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any court in the State of New York; provided, that if jurisdiction is not then available in any court in the State of New York, then any such legal Action may be brought in any federal court located in the State of New York. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in New York, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

7.8    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.8.

7.9    Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and is not intended to confer upon any other Person other than the parties hereto any rights or remedies.

7.10    Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

7.11    Effect of Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.12    Legal Representation. Each of the parties hereto agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document. Each Lock-Up Party acknowledges that Latham & Watkins LLP is acting as counsel to NewCo and the Company in connection with the Business Combination Agreement and the transactions contemplated thereby, and that such firm is not acting as counsel to any Lock-Up Party.

7.13    Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses.

7.14    Further Assurances. At the request of NewCo, DCRN or the Company, in the case of any Lock-Up Party, or at the request of the Lock-Up Parties, in the case of NewCo, DCRN or the Company, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

7.15    Waiver. No failure or delay on the part of either party to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither party shall be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such waiving party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.16    Several Liability. The liability of any Lock-Up Party hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Lock-Up Party be liable for any other Lock-Up Party’s breach of such other Lock-Up Party’s representations, warranties, covenants, or agreements contained in this Agreement.

7.17    No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement, this Agreement may only be enforced against, and any claims, obligations, liabilities or causes of action that may be based upon, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance or non-performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future shareholders, equity holders, controlling persons, incorporators, directors, officers, employees, general or limited partners, members, managers, agents, attorneys or affiliates of any party hereto, or any former, current or future direct or indirect shareholder, equity holder, controlling person, incorporator, director, officer, employee, general or limited partner, member, manager, agent, attorney or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities based upon, arising under, out of, in connection with, or related in any manner to this Agreement. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

[Signature pages follow.]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

TRITIUM DCFC LIMITED

By:
Name:
Title:

DECARBONIZATION PLUS ACQUISITION CORPORATION II

By:
Name:
Title:

SIGNATURE PAGE TO

LOCK-UP AGREEMENT

TRITIUM HOLDINGS PTY LTD

By:
Name:
Title:

SIGNATURE PAGE TO

LOCK-UP AGREEMENT

PROSPECTUS FOR UP TO 170,312,500 NEWCO ORDINARY SHARES

AND 21,783,334 NEWCO ORDINARY SHARES UNDERLYING WARRANTS

OF

TRITIUM DCFC LIMITED